
As Filed with the Securities and Exchange Commission on February 14, 2002
REGISTRATION NO. 333-74884
	811-05846

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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PRE-EFFECTIVE AMENDMENT NO. 1                 /X/

AND

AMENDMENT NO. 35                          /X/

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TO

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

(Exact Name of Registrant)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(Name of Depositor)

ONE SUN LIFE EXECUTIVE PARK

WELLESLEY HILLS, MASSACHUSETTS 02481

(Address of Depositor's Principal Executive Offices)

DEPOSITOR'S TELEPHONE NUMBER: (781) 237-6030

EDWARD M. SHEA, ASSISTANT VICE PRESIDENT AND SENIOR COUNSEL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

ONE SUN LIFE EXECUTIVE PARK

112 WORCESTER STREET

WELLESLEY HILLS, MASSACHUSETTS 02481

(Name and Address of Agent for Service)

COPIES OF COMMUNICATIONS TO:

JOAN E. BOROS, ESQ.

JORDEN BURT LLP

1025 THOMAS JEFFERSON STREET, N.W.

SUITE 400 EAST

WASHINGTON, D.C. 20007-0805

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IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE (check appropriate box)

/ / IMMEDIATELY UPON FILING PURSUANT TO PARAGRAPH (b) OF RULE 485

/ / ON (DATE) PURSUANT TO PARAGRAPH (b) OF RULE 485

/ / 60 DAYS AFTER FILING PURSUANT TO PARAGRAPH (a)(1) OF RULE 485

/ / ON (DATE) PURSUANT TO PARAGRAPH (a)(1) OF RULE 485

Approximate Date of Proposed Public Offering: Upon the date of effectiveness or as soon thereafter as practicable.

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Title and amount of securities being registered: An indefinite number of interests under flexible payment deferred annuity contract

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

PART A


PROSPECTUS

February 14, 2002

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ALL-STAR

VARIABLE AND FIXED ANNUITY

Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F offer the flexible payment deferred annuity contracts and certificates described in this Prospectus to groups and individuals.

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You may choose among a number of variable investment options and fixed interest options. The variable options are Sub-Accounts in the Variable Account, each of which invests in shares of one of the following mutual funds or series thereof (the "Funds").

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AIM VARIABLE INSURANCE FUNDS, INC.	RYDEX VARIABLE TRUST
AIM V.I. Capital Appreciation Fund Series 2	Rydex Financial Services Fund
AIM V.I. International Equity Fund Series 2	Rydex Health Care Fund
AIM V.I. Value Fund Series 2	Rydex OTC Fund
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.	STEINROE VARIABLE INVESTMENT TRUST
Alliance Premier Growth Fund	Stein Roe Balanced Fund, Variable Series
Alliance Growth & Income Fund	Stein Roe Growth Stock Fund, Variable Series
Alliance Technology Fund	Stein Roe Money Market Fund, Variable Series
Alliance Worldwide Privatization Fund	Liberty Federal Securities Fund, Variable Series
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS	WANGER ADVISORS TRUST
Fidelity Dynamic Capital Appreciation Portfolio	Wanger Foreign Forty
Fidelity Equity Income Portfolio	Wanger International Small Cap
Fidelity Growth Opportunities Portfolio	Wanger Twenty
GALAXY VIP FUND	Wanger U.S. Small Cap
Galaxy VIP Columbia Real Estate Equity Fund II	MFS VARIABLE INSURANCE TRUST
Galaxy VIP High Quality Bond Fund	MFS Emerging Growth Series
LIBERTY VARIABLE INVESTMENT TRUST	MFS Investors Growth Stock Series
Colonial High Yield Securities Fund, Variable Series	MFS Investors Trust Series
Colonial Strategic Income Fund, Variable Series	MFS New Discovery Series
Colonial U.S. Growth & Income Fund, Variable Series
Liberty S&P 500 Index Fund, Variable Series
Liberty Select Value Fund, Variable Series
Liberty All-Star Equity Fund, Variable Series
Newport Tiger Fund, Variable Series

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The fixed account options are available for specified time periods, called Guarantee Periods, and pay interest at a guaranteed rate for each period.

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Please read this Prospectus and the Fund prospectuses carefully before investing and keep them for future reference. They contain important information about the Contracts and the Funds.

We have filed a Statement of Additional Information dated February 14, 2002 (the "SAI") with the Securities and Exchange Commission (the "SEC"), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page 45 of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below (which we sometimes refer to as our "Annuity Mailing Address") or by telephoning (800) 205-8737. In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.

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The Contracts are not deposits or obligations of, or guaranteed or endorsed by any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

The SEC has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Any reference in this Prospectus to receipt by us means receipt at the following address:

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481


PAGE
Special Terms
Product Highlights
Expense Summary
Summary of Contract Expenses
Underlying Fund Annual Expenses
Examples
Condensed Financial Information
The Annuity Contract
Communicating To Us About Your Contract
Sun Life Assurance Company of Canada (U.S.)
The Variable Account
Variable Account Options: The Funds
The Fixed Account
The Fixed Account Options: The Guarantee Periods
The Accumulation Phase
Issuing Your Contract
Amount and Frequency of Purchase Payments
Allocation of Net Purchase Payments
Your Account
Your Account Value
Variable Account Value
Fixed Account Value
Transfer Privilege
Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates
Optional Programs
Withdrawals, Withdrawal Charge and Market Value Adjustment
Cash Withdrawals
Withdrawal Charge
Types of Withdrawals Not Subject to Withdrawal Charge
Market Value Adjustment
Contract Charges
Account Fee
Administrative Expense Charge and Distribution Fee
Mortality and Expense Risk Charge
Charges for Optional Death Benefit Riders
Premium Taxes
Fund Expenses
Modification in the Case of Group Contracts
Death Benefit
Amount of Death Benefit
The Basic Death Benefit
Optional Death Benefit Riders
Spousal Continuance
Calculating the Death Benefit
Method of Paying Death Benefit
Non-Qualified Contracts
Selection and Change of Beneficiary
Payment of Death Benefit
The Income Phase -- Annuity Provisions
Selection of Annuitant(s)
Selection of the Annuity Commencement Date
Annuity Options
Selection of Annuity Option
Amount of Annuity Payments
Exchange of Variable Annuity Units
Account Fee
Annuity Payment Rates

Annuity Options as Method of Payment for Death Benefit
Other Contract Provisions
Exercise of Contract Rights
Change of Ownership
Voting of Fund Shares
Periodic Reports
Substitution of Securities
Change in Operation of Variable Account
Splitting Units
Modification
Discontinuance of New Participants
Reservation of Rights
Right to Return
Tax Considerations
U.S. Federal Income Tax Considerations
Deductibility of Purchase Payments
Pre-Distribution Taxation of Contracts
Distributions and Withdrawals from Non-Qualified Contracts
Distribution and Withdrawals from Qualified Contracts
Withholding
Investment Diversification and Control
Tax Treatment of the Company and the Variable Account
Qualified Retirement Plans
Pension and Profit-Sharing Plans
Tax-Sheltered Annuities
Individual Retirement Accounts
Roth IRAs
Status of Optional Death Benefit Riders
Puerto Rico Tax Considerations
Administration of the Contract
Distribution of the Contract
Performance Information
Available Information
Incorporation of Certain Documents by Reference
State Regulation
Legal Proceedings
Accountants
Financial Statements
Table of Contents of Statement of Additional Information
Appendix A -- Glossary
Appendix B -- Withdrawals, Withdrawal Charges and the Market Value Adjustment
Appendix C -- Calculation of Basic Death Benefit
Appendix D -- Calculation of 5% Premium Roll-Up Optional Death Benefit
Appendix E -- Calculation of Earnings Enhancement Premier Optional Death Benefit
Appendix F -- Calculation of Earnings Enhancement Premier Plus Optional Death Benefit
Appendix G -- Calculation of Earnings Enhancement Premier With MAV Optional Death Benefit
Appendix H -- Calculation of Earnings Enhancement Premier With 5% Roll-Up Optional Death Benefit


SPECIAL TERMS

Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

PRODUCT HIGHLIGHTS

The headings in this section correspond to headings in the Prospectus under which we discuss these topics in more detail.

The Annuity Contract

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The All-Star Fixed and Variable Annuity Contract provides a number of important benefits for your retirement planning. During the Accumulation Phase, you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options. During the Income Phase, we make annuity payments to you or someone else based on the amount you have accumulated. The Contract provides tax-deferral so that you do not pay taxes on your earnings until you withdraw them. The Contract also provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by purchasing an optional death benefit rider.

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The Accumulation Phase

Under most circumstances, you can buy the Contract with an initial Purchase Payment of $10,000 or more, and you can make additional Purchase Payments of at least $1,000 at any time during the Accumulation Phase. We will not normally accept a Purchase Payment if your Account Value is over $2 million or, if the Purchase Payment would cause your Account Value to exceed $2 million.

Variable Account Options: The Funds

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You can allocate your Purchase Payments among the Sub-Accounts investing in a number of Fund options. Each Fund is either a mutual fund registered under the Investment Company Act of 1940 or a separate series of shares of such a mutual fund. The investment returns on the Funds are not guaranteed. You can make or lose money. You can make transfers among the Funds and the Fixed Account Options.

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The Fixed Account Options: The Guarantee Periods

You can allocate your Purchase Payments to the Fixed Account and elect to invest in one or more of the Guarantee Periods we make available from time to time. Each Guarantee Period earns interest at a Guaranteed Interest Rate that we publish. We may change the Guaranteed Interest Rate from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate permitted by law. Once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period. We may offer Guarantee Periods of different durations or stop offering some Guarantee Periods. Once we stop offering a Guarantee Period of a particular duration, future allocations, transfers or renewals into that Guarantee Period will not be permitted.

Expense Summary

The Contract has insurance features and investment features, and there are costs related to each.

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If your Account Value is less than $100,000 on your Account Anniversary, we deduct a $50 Annual Account Fee. We will waive the Account Fee if your Contract was fully invested in the Fixed Account during the entire Account Year.

In addition, we deduct a mortality and expense risk charge of 1.30% of the average daily value of the Contract invested in the Variable Account (1.50% if you are age 76 or older on the Open Date). We also deduct an administrative charge of 0.15% of the average daily value and a distribution charge of 0.20% of the average daily value of the Contract invested in the Variable Account.

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Currently, you can make 12 free transfers each year; however, we reserve the right to impose a charge of up to $15 per transfer.

If you take more than a specified amount of money out of your Contract, we assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge (also known as a "contingent deferred sales charge") starts at 8% in the first Account Year and declines to 0% after four years.

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If you elect an optional death benefit rider, we will deduct, during the Accumulation Phase, an additional charge from the assets of the Variable Account ranging from 0.20% to 0.40% of the average daily value of your Contract depending upon which optional death benefit rider you elected.

In addition to the charges we impose under the Contract, there are also charges (which include management fees and operating expenses) imposed by the Funds, which range from 0.83% to 4.60% of the average daily net assets of the Fund, depending upon which Fund(s) you have selected.

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The Income Phase: Annuity Provisions

If you want to receive regular income from your annuity, you can select one of a several Annuity Options. Subject to the Maximum Annuity Commecement Date, you can choose to receive annuity payments from either the Fixed Account or from the available Variable Account options. If you choose to have any part of your annuity payments come from the Variable Account, the dollar amount of the payments may fluctuate with the performance of the Funds. Subject to the Maximum Annuity Commencement Date, you decide when your Income Phase will begin but, once it begins, you cannot change your choice of annuity payment options.

Death Benefit

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If you die before the Contract reaches the Income Phase, the beneficiary will receive a death benefit. The amount of the death benefit depends upon your age on the Open Date and whether you choose the basic death benefit or, for a fee, an optional death benefit rider. If you are 85 or younger on the Open Date, the basic death benefit pays the greatest of your Account Value, your Surrender Value, or your total Purchase Payments (adjusted for withdrawals), all calculated as of your Death Benefit Date. If you were 86 or older on the Open Date, the basic death benefit is equal to the Surrender Value. Subject to availability in your state, you may enhance the basic death benefit by electing one of the optional death benefit riders. You must make your election before the date on which your Contract becomes effective. The riders are only available if you are younger than 80 on the Open Date. Any optional death benefit rider election may not be changed after your Contract is issued.

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Withdrawals, Withdrawal Charge and Market Value Adjustment

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You can withdraw money from your Contract during the Accumulation Phase. You may withdraw a portion of your Account Value each year without the imposition of a withdrawal charge. During the first four Account Years, this "free withdrawal amount" is equal to 10% of the amount of all Purchase Payments made. All other amounts are subject to the withdrawal charge. After the end of the fourth Account Year, any amount you withdraw is free of withdrawal charges. In addition to the withdrawal charge, amounts you withdraw, transfer or annuitize from the Fixed Account before your Guarantee Period has ended may also be subject to a Market Value Adjustment (see "Market Value Adjustment"). You may also have to pay income taxes and tax penalties on money you withdraw.

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Right to Return

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Your Contract contains a "free look" provision. If you cancel your Contract within 10 days after receiving it, we will send you, depending upon the laws of your state, either the full amount of all of your Purchase Payments or your Account Value as of the day we receive your cancellation request. (This amount may be more or less than the original Purchase Payment). We will not deduct a withdrawal charge or a Market Value Adjustment.

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Tax Considerations

Your earnings are not taxed until you take them out. If you withdraw money during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty.

If you have any questions about your Contract or need more information, please contact us at:

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Sun Life Assurance Company of Canada (U.S.)
c/o Retirement Products and Services
P. O. Box 9133
Wellesley Hills, Massachusetts 02481
Toll Free (800) 205-8737

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

EXPENSE SUMMARY

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The purpose of the following table is to help you understand the costs and expenses that you will bear directly and indirectly under a contract when you allocate money to the Variable Account. The table reflects expenses of the Variable Account as well as of each Fund. The table should be considered together with the narrative provided under the heading "Contract Charges" in this Prospectus, and with the Funds' prospectus(es). In addition to the expenses listed below, we may deduct premium taxes, where required by state law.

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SUMMARY OF CONTRACT EXPENSES

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Transaction Expenses
Sales Load Imposed on Purchase Payments	$ 0

Deferred Sales Load (as a percentage of Purchase Payments withdrawn) (1)

Number of Account Years Since Issue Date
0 - 1	8%
1 - 2	8%
2 - 3	7%
3 - 4	6%
4 or more	0%
Transfer Fee (2)	$ 15
Annual Account Fee per Contract or Certificate (3)	$ 50

Variable Account Annual Expenses (as a percentage of average Variable Account assets)
If you are age 75 or younger on the Open Date (4):		If you are age 76 or older on the Open Date (4):
Mortality and Expense Risks Charge	1.30%	Mortality and Expense Risks Charge	1.50%
Administrative Expenses Charge	0.15%	Administrative Expenses Charge	0.15%
Distribution Fee	0.20%	Distribution Fee	0.20%
Total Variable Annuity Annual Expenses	1.65%	Total Variable Annuity Annual Expenses	1.85%
Maximum Total Variable Annuity Annual		Maximum Total Variable Annuity Annual
Expenses* (if optional death benefit		Expenses* (if optional death benefit
riders selected)	2.05%	riders selected)	2.25%

*Optional Death Benefit Charge if one of the optional death benefits is elected (applies only during the Accumulation Phase):
Riders Elected (5)	% of Average Daily Value

"MAV"	0.20%
"5% Roll-Up"	0.20%
"EEB Premier"	0.25%
"EEB Premier with MAV"	0.40%
"EEB Premier with 5% Roll-Up"	0.40%
"EEB Premier Plus"	0.40%

(1)

During the first four Account Years a portion of your Account may be withdrawn each year without imposition of any withdrawal charge and, after your fourth Account Anniversary, any amount you withdraw is free of withdrawal charges.

(2)

Currently, we impose no fee upon transfers; however, we reserve the right to impose a fee of up to $15 per transfer. In addition, a Market Value Adjustment may be imposed on amounts transferred from or within the Fixed Account.

(3)	The annual Account Fee is waived on Contracts greater than $100,000 in value on your Account Anniversary.

(4)

After annuitization, the sum of the mortality and expense risks charge, the administrative expenses charge, and distribution fee will never be greater than 1.65% of average Variable Account assets, regardless of your age on the Issue Date.

(5)	The optional death benefit riders are defined under "Death Benefit."

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UNDERLYING FUND ANNUAL EXPENSES1

(numbers in parentheses represent expenses after any fee waivers or expense reimbursements) 2

(as a percentage of Fund net assets)
	Management	12b-1 or	Other Fund
	Fees	Service Fees	Expenses	Total Annual Fund
Fund
AIM Capital Appreciation[3]	.61%	.25%	.21%	1.07%
AIM International Equity[3]	.73%	.25%	.29%	1.27%
AIM Value[3]	.61%	.25%	.23%	1.09%
Alliance Growth & Income[3]	.63%	.25%	.06%	.94%
Alliance Premier Growth[3]	1.00%	.25%	.05%	1.30%
Alliance Technology[3]	1.00%(.99%)	.25%	.08%(.07%)	1.33%(1.31%)
Alliance Worldwide Privatization[3]	1.00%(.51%)	.25%	.55%(.44%)	1.80%(1.20%)
Fidelity Dynamic Capital Appreciation[3]	.57%	.25%	.61%	1.43%
Fidelity Equity Income[3]	.48%	.25%	.10%	.83%
Fidelity Growth Opportunities[3]	.58%	.25%	.12%	.95%
Galaxy VIP Columbia Real Estate Equity Fund II	.75%	-	2.43%(.85%)	3.18%(1.60%)
Galaxy VIP High Quality Bond Fund	.40%	-	.59%(.46%)	.99%(.86%)
Colonial High Yield Securities[3]	.60%	.25%(.01%)	.34%	1.19%(0.95%)
Colonial Strategic Income[3]	.65%	.25%(.24%)	.11%	1.01%(1.00%)
Colonial U.S. Growth & Income[3]	.80%	.25%(.12%)	.08%	1.13%(1.00%)
Liberty S&P 500 Index[3]	.40%	.25%(.00%)	.71%(.35%)	1.36%(0.75%)
Liberty Select Value[3]	.70%	.25%(.00%)	1.71%(.40%)	2.66(1.10)%
Liberty All-Star Equity[3]	.80%	.25%(.00%)	.71%(.35%)	1.36%(0.75%)
Newport Tiger[3]	.90%	.25%	.25%	1.40%
MFS Emerging Growth[3]	.75%	.25%	.10%	1.10%
MFS Investors Growth Stock[3]	.75%	.25%	.17%(.16%)	1.17%(1.11%)
MFS Investors Trust[3]	.75%	.25%	.12%	1.12%
MFS New Discovery[3]	.90%	.25%	.71%	1.86%(1.26%)
Rydex Financial Services	.85%	.25%(.00%)	3.50%(.60%)	4.60%(1.45%)
Rydex Health Care	1.00%	.25%(.00%)	3.14%(.60%)	4.39%(1.60%)
Rydex OTC	.75%	.25%	.71%	1.71%
Liberty Federal Securities[3]	.55%	.25%	.08%	.88%
Stein Roe Balanced[3]	.60%	.25%	.04%	.89%
Stein Roe Growth Stock[3]	.65%	.25%	.03%	.93%
Stein Roe Money Market	.50%	.25%	.06%	.81%
Wanger Foreign Forty	1.00%	.25%	.68%(.45%)	1.68%(1.45%)
Wanger International Small Cap	.95%	.25%	.05%	1.25%
Wanger Twenty	.95%	.25%	.60%(.40%)	1.55%(1.35%)
Wanger U.S. Small Cap	1.20%	.25%	.21%	1.66%

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(1)

All Trust and Fund expenses are for 2000. The AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust, SteinRoe Trust and Wanger Trust reflect the Fund's or Trust's manager's agreement to waive fees or reimburse expenses above certain limits (see footnote 2).

(2)

The manager of AIM Insurance Funds may from time to time waive all or a portion of its advisory fees and/or assume certain expenses of the Funds. Fee waivers or reductions, other than those contained in the AIM Insurance Funds' advisory agreement, may be modified or terminated at any time. The AIM Insurance Funds' manager did not waive advisory fees or assume expenses as of the date of this Prospectus.

The manager of Alliance Series Fund has agreed to continue voluntary expense reimbursements for Alliance Technology and Alliance Worldwide Privatization for the foreseeable future. Each percentage shown in the parentheses is what the expenses were with expense reimbursement: for Alliance Technology--.99% for management fees, .07% for other expenses and 1.31% for total expenses; and for Alliance Worldwide Privatization--.51% for management fees, .44% for other expenses and 1.20% for total expenses.

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The manager of Fidelity Funds has agreed to reimburse total operating expenses, excluding interest, taxes, brokerage and extraordinary expenses, in excess of 1.75% of the average net assets of Fidelity Dynamic Capital Appreciation, Fidelity Equity Income and Fidelity Growth Opportunities, respectively. The Fidelity Funds manager was not required to reimburse expenses as of the date of this Prospectus.

The manager and distributor of the Galaxy Funds may from time to time waive all or a portion of its advisory fees and/or reimburse certain expenses of the Galaxy Funds. The expenses shown in the parentheses are what expenses were for the year with expense reimbursements.

The manager and distributor of Liberty Trust have agreed to reimburse all incurred Fund expenses, including management fees, but excluding interest, taxes, brokerage, and extraordinary expenses, in excess of the following percentage of average net assets of each Fund: 1.00% for Colonial Strategic Income and Colonial U.S. Growth & Income; 1.10% for Liberty Select Value; 1.75% for Newport Tiger; .95% for Colonial High Yield Securities; and .75% for Liberty S&P 500 Index. To the extent a Fund's expenses are in excess of the applicable limitation up to .25%, the distributor will reimburse the Fund out of its 12b-1 fees. To the extent such expenses exceed the applicable limitation by more than .25%, the manager will reimburse the Fund for the portion over .25% from Other Expenses first and then, to the extent necessary, from Management Fees. The following percentages are what expenses were with expense reimbursement: for Colonial High Yield Securities--.01% for 12b-1 fees and .95% for total expenses; for Colonial Strategic Income--.24% for 12b-1 fees and 1.00% for total expenses; for Colonial U.S. Growth & Income--.12% for 12b-1 fees and 1.00% for total expenses; for Liberty S&P 500 Index--.00% for 12b-1 fees, .35% for other expenses and .75% for total expenses; for Liberty Select Value--.00% for 12b-1 fees, .40% for other expenses and 1.10% for total expenses; the Liberty All-Star Equity -- .00% for 12b-1 fees and 1.00% for total expenses. The Liberty Trust's manager and distributor were not required to reimburse expenses as of the date of this prospectus for Newport Tiger.

The manager of MFS Trust has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" do not exceed 0.15% annually after taking into account the expense offset arrangement with the series' custodian described below. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series. The following percentages are estimates of what the expenses would be with reimbursement by the manager of MFS Trust, but without the expense offset provided by the custodian: for MFS Investors Growth Stock--.16% for other expenses and 1.11% for total expenses; for MFS New Discovery--.16% for other expenses and 1.26% for total expenses. Each series of MFS Trust has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Other Expenses" would be lower, and total expenses for service class shares would be estimated to be: 1.04% for Emerging Growth Series; 1.25% for New Discovery Series; 1.06% for Investors Trust Series; and 1.10% for Investors Growth Stock Series. The total expenses for the New Discovery Series and the Investors Growth Stock Series shown in the previous sentence reflect both the expense offset arrangement with the custodian and reimbursement by the manager.

The investment adviser and servicer to the Rydex Variable Trust may from time to time volunteer to waive fees and/or reimburse expenses of the Funds. The investment adviser and servicer have not reimbursed expenses as of the date of this Prospectus.

The manager and distributor of SteinRoe Trust have agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average net assets of the following Funds: for Stein Roe Balanced--.90%; for Stein Roe Growth Stock--.95%; for Liberty Federal Securities--.90%; and for Stein Roe Money Market--.65%. To the extent a Fund's expenses are in excess of the applicable limitation up to .25%, the distributor will reimburse the Fund out of its 12b-1 fees. To the extent such expenses exceed the applicable limitation by more than .25%, the manager will reimburse the Fund for the portion over .25% from Other Expenses first and then, to the extent necessary, from Management Fees. The SteinRoe Trust's manager and distributor were not required to reimburse expenses as of the date of this Prospectus.

The manager of Wanger Trust has agreed to continue voluntary expense reimbursements for Wanger Twenty and Wanger Foreign Forty in excess of the following percentage of average net assets: 1.35% for Wanger Twenty and 1.45% for Wanger Foreign Forty. Each percentage shown in the parentheses is what the expenses were with expense reimbursement: for Wanger Twenty - .40% for Other Expenses and 1.35% for Total Expenses; for Wanger Foreign Forty - .45% for Other Expenses and 1.45% for Total Expenses.

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(3)	The Fund has a distribution plan or "Rule 12b-1 Plan" which is described in the Fund's prospectus.

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EXAMPLES

The following examples should not be considered to be representations of past or future expenses, and actual expenses may be greater or lower than those shown. The examples assume that all current waivers and reimbursements continue throughout all periods.

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If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $50,000, a 5% annual return and no optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM Capital Appreciation	$102	$155	$149	$315
AIM International Equity	104	161	159	334
AIM Value	102	156	150	317
Alliance Growth & Income	101	151	142	302
Alliance Premier Growth	104	161	160	336
Alliance Technology	105	162	162	339
Alliance Worldwide Privatization	109	175	184	382
Fidelity Dynamic Capital Appreciation	106	165	166	348
Fidelity Equity Income	100	148	137	291
Fidelity Growth Opportunities	101	152	143	303
Galaxy VIP Columbia Real Estate Equity II	121	211	247	495
Galaxy VIP High Quality Bond	102	153	145	307
Colonial High Yield Securities	103	158	155	326
Colonial Strategic Income	102	153	146	309
Colonial U.S. Growth & Income	103	157	152	320
Liberty S&P 500 Index	105	163	163	342
Liberty Select Value	117	198	224	454
Liberty All-Star Equity	105	163	163	342
Newport Tiger	105	164	165	346
MFS Emerging Growth	103	156	150	318
MFS Investors Growth Stock	103	158	154	324
MFS Investors Trust	103	156	151	319
MFS New Discovery	109	177	187	387
Rydex Financial Services	134	247	307	594
Rydex Health Care	132	242	298	580
Rydex OTC	108	173	180	374
Liberty Federal Securities	101	150	140	296
Stein Roe Balanced	101	150	140	297
Stein Roe Growth Stock	101	151	142	301
Stein Roe Money Market	100	148	136	290
Wanger Foreign Forty	108	172	178	371
Wanger International Small Cap	104	160	158	332
Wanger Twenty	107	168	172	359
Wanger U.S. Small Cap	108	171	177	369

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If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $50,000, and the EEB Premier Plus optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM Capital Appreciation	$106	$166	$168	$352
AIM International Equity	108	171	178	370
AIM Value	106	167	169	354
Alliance Growth & Income	105	162	162	340
Alliance Premier Growth	108	172	179	373
Alliance Technology	108	173	181	376
Alliance Worldwide Privatization	113	186	203	416
Fidelity Dynamic Capital Appreciation	109	176	185	384
Fidelity Equity Income	104	159	157	330
Fidelity Growth Opportunities	105	163	163	341
Galaxy VIP Columbia Real Estate Equity II	125	221	264	524
Galaxy VIP High Quality Bond	105	164	164	345
Colonial High Yield Securities	107	169	174	363
Colonial Strategic Income	105	164	165	347
Colonial U.S. Growth & Income	106	168	171	358
Liberty S&P 500 Index	109	174	182	378
Liberty Select Value	120	208	242	486
Liberty All-Star Equity	109	174	182	378
Newport Tiger	109	175	184	382
MFS Emerging Growth	106	167	170	355
MFS Investors Growth Stock	107	169	173	361
MFS Investors Trust	106	167	171	357
MFS New Discovery	113	187	206	421
Rydex Financial Services	138	257	323	619
Rydex Health Care	136	252	315	606
Rydex OTC	112	183	199	409
Liberty Federal Securities	104	161	159	335
Stein Roe Balanced	104	161	160	336
Stein Roe Growth Stock	105	162	162	339
Stein Roe Money Market	104	159	156	328
Wanger Foreign Forty	111	182	197	406
Wanger International Small Cap	108	171	177	368
Wanger Twenty	110	179	191	395
Wanger U.S. Small Cap	111	182	196	404

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If you do NOT surrender your Contract, or if you annuitize at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $50,000, a 5% annual return and no optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM Capital Appreciation	$29	$87	$149	$315
AIM International Equity	30	93	159	334
AIM Value	29	88	150	317
Alliance Growth & Income	27	84	142	302
Alliance Premier Growth	31	94	160	336
Alliance Technology	31	95	162	339
Alliance Worldwide Privatization	36	109	184	382
Fidelity Dynamic Capital Appreciation	32	98	166	348
Fidelity Equity Income	26	80	137	291
Fidelity Growth Opportunities	27	84	143	303
Galaxy VIP Columbia Real Estate Equity II	49	148	247	495
Galaxy VIP High Quality Bond	28	85	145	307
Colonial High Yield Securities	30	91	155	326
Colonial Strategic Income	28	86	146	309
Colonial U.S. Growth & Income	29	89	152	320
Liberty S&P 500 Index	31	96	163	342
Liberty Select Value	44	133	224	454
Liberty All-Star Equity	31	96	163	342
Newport Tiger	32	97	165	346
MFS Emerging Growth	29	88	150	318
MFS Investors Growth Stock	30	90	154	324
MFS Investors Trust	29	89	151	319
MFS New Discovery	36	111	187	387
Rydex Financial Services	63	187	307	594
Rydex Health Care	61	181	298	580
Rydex OTC	35	106	180	374
Liberty Federal Securities	27	82	140	296
Stein Roe Balanced	27	82	140	297
Stein Roe Growth Stock	27	83	142	301
Stein Roe Money Market	26	80	136	290
Wanger Foreign Forty	35	105	178	371
Wanger International Small Cap	30	93	158	332
Wanger Twenty	33	102	172	359
Wanger U.S. Small Cap	34	105	177	369

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If you do NOT surrender your Contract, or if you annuitize at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $50,000, and the EEB Premier Plus optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM Capital Appreciation	$32	$99	$168	$352
AIM International Equity	34	105	178	370
AIM Value	33	100	169	354
Alliance Growth & Income	31	95	162	340
Alliance Premier Growth	35	106	179	373
Alliance Technology	35	107	181	376
Alliance Worldwide Privatization	40	120	203	416
Fidelity Dynamic Capital Appreciation	36	110	185	384
Fidelity Equity Income	30	92	157	330
Fidelity Growth Opportunities	31	96	163	341
Galaxy VIP Columbia Real Estate Equity II	53	159	264	524
Galaxy VIP High Quality Bond	32	97	164	345
Colonial High Yield Securities	34	103	174	363
Colonial Strategic Income	32	97	165	347
Colonial U.S. Growth & Income	33	101	171	358
Liberty S&P 500 Index	35	108	182	378
Liberty Select Value	48	145	242	486
Liberty All-Star Equity	35	108	182	378
Newport Tiger	36	109	184	382
MFS Emerging Growth	33	100	170	355
MFS Investors Growth Stock	33	102	173	361
MFS Investors Trust	33	101	171	357
MFS New Discovery	40	122	206	421
Rydex Financial Services	67	197	323	619
Rydex Health Care	65	192	315	606
Rydex OTC	39	118	199	409
Liberty Federal Securities	31	94	159	335
Stein Roe Balanced	31	94	160	336
Stein Roe Growth Stock	31	95	162	339
Stein Roe Money Market	30	92	156	328
Wanger Foreign Forty	39	117	197	406
Wanger International Small Cap	34	104	177	368
Wanger Twenty	37	113	191	395
Wanger U.S. Small Cap	38	116	196	404

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CONDENSED FINANCIAL INFORMATION

The Contracts described in this Prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is included in this Prospectus. Sun Life's financial statements and those for the Variable Account are in the Statement of Additional Information.

THE ANNUITY CONTRACT

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Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") offer the Contract to groups and individuals for use in connection with their retirement plans. The Contract is available on a group basis and, in certain states, may be available on an individual basis. We issue an Individual Contract directly to the individual owner of the Contract. We issue a Group Contract to the Owner, covering all individuals participating under the Group Contract; each individual receives a Certificate that evidences his or her participation under the Group Contract.

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In this Prospectus, unless we state otherwise, we refer to both the owners of Individual Contracts and participating individuals under Group Contracts as "Participants" and we address all Participants as "you"; we use the term "Contracts" to include Individual Contracts, Group Contracts, and Certificates issued under Group Contracts. For the purpose of determining benefits under both Individual Contracts and Group Contracts, we establish an Account for each Participant, which we will refer to as "your" Account or a "Participant Account."

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Your Contract provides a number of important benefits for your retirement planning. It has an Accumulation Phase, during which you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options, and an Income Phase, during which we make annuity payments based on the amount you have accumulated. Your Contract provides tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. It provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by electing an optional death benefit riders and paying an additional charge for the optional death benefit rider you elect. Finally, if you so elect, during the Income Phase we will make annuity payments to you or someone else for life or for another period that you choose.

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You choose these benefits on a variable or fixed basis or a combination of both. When you choose Variable Account investment options or a Variable Annuity option, your benefits will be responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from different types of investments. With these variable options, you assume all investment risk under your Contract. When you choose a Guarantee Period in our Fixed Account or a Fixed Annuity option, we assume the investment risk, except in the case of early withdrawals in the Accumulation Phase, where you bear the risk of unfavorable interest rate changes. You also bear the risk that the interest rates we will offer in the future and the rates we will use in determining your Fixed Annuity might not exceed our minimum guaranteed rate. Our minimum guaranteed interest rate will never be less than that required by law.

The Contract is designed for use in connection with retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as "Qualified Contracts," and all other Contracts as "Non-Qualified Contracts."

COMMUNICATING TO US ABOUT YOUR CONTRACT

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All materials sent to us, including Purchase Payments, must be sent to our Annuity Mailing Address as set forth on the first page of this Prospectus. For all telephone communications, you must call (800) 205-8737.

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Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Annuity Mailing Address. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after 4:00 p.m., Eastern Time.

When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

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SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We do business in 49 states, the District of Columbia, and Puerto Rico, and we have an insurance company subsidiary that does business in New York. Our Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London, and Manila stock exchanges.

THE VARIABLE ACCOUNT

We established the Variable Account as a separate account on July 13, 1989, pursuant to a resolution of our Board of Directors. The Variable Account funds the Contract and various other variable annuity and variable life insurance product contracts which we offer. These other products may have features, benefits and charges that are different from those under the Contract.

Under Delaware insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contract and other variable annuity and variable life insurance contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under a Contract, including the promise to make annuity payments, are general corporate obligations of the Company.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated to the Variable Account will be used to purchase Fund shares as designated by you at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional Fund shares at their net asset value. Deductions will be made from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses and any applicable taxes. The Variable Account will be fully invested in Fund shares at all times.

VARIABLE ACCOUNT OPTIONS:

THE FUNDS

The Contract offers Sub-Accounts that invest in a number of Fund investment options, which are briefly discussed below. Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.

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More comprehensive information about the Funds, including a discussion of their management, investment objectives, expenses, and potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses"). The Fund Prospectuses should be read in conjunction with this Prospectus before you invest. A copy of each Fund Prospectus, as well as a statement of additional information for each Fund, may be obtained without charge from the company by calling (800) 205-8737or by writing to Sun Life Assurance Company of Canada (U.S.), c/o Retirement Products and Services, P.O. Box 9133, Wellesley Hills, Massachusetts 02481.

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The Funds currently available are:

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AIM VARIABLE INSURANCE FUNDS (advised by AIM Advisors, Inc.)

AIM V.I. CAPITAL APPRECIATION FUND SERIES 2 seeks growth of capital by investing principally in common stocks or companies which the Fund's portfolio managers believe are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

AIM V.I. INTERNATIONAL EQUITY FUND SERIES 2 seeks to achieve long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

AIM V.I. VALUE FUND SERIES 2 seeks long-term growth of capital with a secondary objective of current income.

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ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. (advised by Alliance Capital Management L.P.)

ALLIANCE VP PREMIER GROWTH PORTFOLIO seeks to achieve growth of capital by pursuing aggressive investment policies. It invests principally in equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

ALLIANCE VP TECHNOLOGY PORTFOLIO seeks growth of capital and invests for capital appreciation, and only incidentally for current income. The Portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements.

ALLIANCE VP GROWTH AND INCOME PORTFOLIO seeks to provide reasonable current income and reasonable opportunities for appreciation by investing primarily in dividend-paying common stocks of good quality.

ALLIANCE VP WORLDWIDE PRIVATIZATION PORTFOLIO seeks long-term capital appreciation by investing primarily in securities of issuers that are undergoing or have undergone privatizations. The Portfolio seeks to take advantage of investment opportunities that are created by privatizations of state enterprises in both established and developing countries.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS (Advised by Fidelity Management & Research Company.)
DYNAMIC CAPITAL APPRECIATION PORTFOLIO seeks long-term capital appreciation.

EQUITY INCOME PORTFOLIO seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500. The Fund also seeks to achieve reasonable income and consider the potential for capital appreciation.

GROWTH OPPORTUNITIES PORTFOLIO seeks long-term growth of capital.

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GALAXY VIP FUND (advised by Columbia Management Company (for the Columbia Real Estate Equity Fund II) and Fleet Investment Advisors Inc. (for the High Quality Bond Fund))

COLUMBIA REAL ESTATE EQUITY FUND II seeks, with equal emphasis, capital appreciation and above-average current income by investing primarily in the equity securities of companies in the real estate industry.

HIGH QUALITY BOND FUND seeks a high level of current income consistent with prudent risk of capital.

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LIBERTY VARIABLE TRUST (advised by Liberty Advisory Services Corp; Colonial Management Associates, Inc. ("Colonial"), is the sub-adviser for Colonial High Yield Securities Fund, Colonial Strategic Income Fund, and Colonial U.S. Growth Income Fund, Liberty Select Value Fund; Newport Fund Management, Inc., is sub-adviser for Newport Tiger; and State Street Global Advisers is the sub-adviser for Liberty S&P 500 Index.)
COLONIAL HIGH YIELD SECURITIES FUND seeks high current income and total return by investing primarily in lower rated corporate debt securities.

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COLONIAL STRATEGIC INCOME FUND seeks a high level of current income by diversifying investments primarily in U.S. and foreign government and high yield, high risk corporate debt securities.

COLONIAL U.S. GROWTH INCOME FUND seeks long-term growth and income by investing primarily in large capitalization equity securities.

LIBERTY S&P 500 INDEX FUND seeks capital appreciation by matching the performance of the benchmark index that measures the returns of stocks of large U.S. companies.

LIBERTY SELECT VALUE FUND seeks long-term growth of capital.

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LIBERTY ALL-STAR EQUITY FUND seeks total investment return, comprised of long-term capital appreciation and current income, through investment primarily in a diversified portfolio of equity securities.

NEWPORT TIGER FUND seeks long term capital growth by investing primarily in equity securities of companies located in the ten Tigers of Asia (Hong Kong, Singapore, South Korea, Taiwan, Malaysia, Thailand, Indonesia, India, China and the Philippines).

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MFS VARIABLE INSURANCE TRUST (advised by Massachusetts Financial Services Company, an affiliate of the Company)
MFS EMERGING GROWTH SERIES will seek long-term growth of capital.

MFS MASSACHUSETTS INVESTORS GROWTH STOCK SERIES will seek to provide long-term growth of capital and future income rather than current income.

MFS MASSACHUSETTS INVESTORS TRUST SERIES will seek long-term growth of capital with a secondary objective to seek reasonable current income.

MFS NEW DISCOVERY SERIES will seek capital appreciation.

RYDEX VARIABLE TRUST (advised by Rydex Global Advisors)
RYDEX OTC FUND seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund's current benchmark is the NASDAQ 100 Index.

RYDEX FINANCIAL SERVICES FUND seeks capital appreciation by investing in companies that are involved in the financial services sector.

RYDEX HEALTH CARE FUND seeks capital appreciation by investing in companies that are involved in the health care industry.

STEINROE VARIABLE TRUST (advised by Stein Roe & Farnham Incorporated.)

LIBERTY FEDERAL SECURITIES FUND seeks the highest possible level of current income consistent with safety of principal and maintenance of liquidity through investment primarily in mortgage-backed securities.

STEIN ROE BALANCED FUND seeks high total investment return through investment in a changing mix of securities.

STEIN ROE GROWTH STOCK FUND seeks long-term growth of capital through investment primarily in common stocks.

STEIN ROE MONEY MARKET FUND seeks high current income from short-term money market instruments while emphasizing preservation of capital and maintaining excellent liquidity.

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WANGER ADVISORS TRUST (advised by Liberty Wanger Asset Management, L.P.)
WANGER FOREIGN FORTY seeks long-term growth of capital.

WANGER INTERNATIONAL SMALL CAP seeks long-term growth of capital.

WANGER TWENTY seeks long-term growth of capital.

WANGER U.S. SMALL CAP seeks long-term growth of capital.

The Funds may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Participants and Payees and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Participants and Payees, including withdrawal of the Variable Account from participation in the underlying Funds which are involved in the conflict or substitution of shares of other Funds.

Certain of the investment advisers, transfer agents, or underwriters to the Funds may reimburse us for administrative costs in connection with administering the Funds as options under the Contracts. These amounts are not charged to the Funds or Participants, but are paid from assets of the advisers, transfer agents, or underwriters, except for the administrative costs of Rydex Funds, which are paid from Fund assets and reflected in the fee table.

Certain publicly available mutual funds may have similar investment goals and principal investment policies and risks as one or more of the Funds, and may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between a Fund and these similar products, including differences in sales charges, expense ratios and cash flows.

THE FIXED ACCOUNT

The Fixed Account is made up of all the general assets of the Company other than those allocated to any separate account. Amounts you allocate to Guarantee Periods become part of the Fixed Account, and are available to fund the claims of all classes of our customers, including claims for benefits under the Contracts.

We will invest the assets of the Fixed Account in those assets we choose that are allowed by applicable state insurance laws. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (i.e., rated by a nationally recognized rating service within the 4 highest grades) or instruments we believe are of comparable quality.

We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

THE FIXED ACCOUNT OPTIONS:

THE GUARANTEE PERIODS

You may elect one or more Guarantee Period(s) from those we make available. From time to time, we may offer Guarantee Periods of different durations or stop offering some Guarantee Periods. Once we stop offering a Guarantee Period of a particular duration, allocations, transfers or renewals into that Guarantee Period will not be permitted. We publish Guaranteed Interest Rates for each Guarantee Period offered. We may change the Guaranteed Interest Rates we offer from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate permitted by state law. Also, once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period.

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We determine Guaranteed Interest Rates at our discretion. We do not have a specific formula for establishing the rates for different Guarantee Periods. Our determination will be influenced by the interest rates on fixed income investments in which we may invest amounts allocated to the Guarantee Periods. We will also consider other factors in determining these rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

We may from time to time at our discretion offer special interest rates for new Purchase Payments that are higher than the rates we are then offering for renewals or transfers.

Early withdrawals from your allocation to a Guarantee Period, including cash withdrawals, transfers and commencement of an annuity option, may be subject to a Market Value Adjustment, which could decrease or increase the value of your Account. See "Withdrawals, Withdrawal Charge and Market Value Adjustment."

THE ACCUMULATION PHASE

During the Accumulation Phase of your Contract, you make payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or if the Covered Person dies before the Annuity Commencement Date.

Issuing Your Contract

When we accept your Application, we "open" the Contract. We refer to this date as the "Open Date." When we receive your initial Purchase Payment, we "issue" your Contract. We refer to this date as the "Issue Date."

We will credit your initial Purchase Payment to your Account within 2 Business Days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 Business Days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 Business Days of when the Application is complete.

Amount and Frequency of Purchase Payments

The amount of Purchase Payments may vary; however, we will not accept an initial Purchase Payment of less than $10,000, and each additional Purchase Payment must be at least $1,000, unless we waive these limits. In addition, we will not accept a Purchase Payment if your Account Value is over $2 million, or if the Purchase Payment would cause your Account Value to exceed $2 million, unless we have approved the Payment in advance. We reserve the right to refuse Purchase Payments received more than 5 years after your Issue Date or after your 70th birthday, whichever is later. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase.

Allocation of Net Purchase Payments

You may allocate your Purchase Payments among the different Sub-Accounts and Guarantee Periods currently available, but any allocation to a Guarantee Period must be at least $1,000. Over the life of your Contract, you may allocate amounts among as many as 18 of the available investment options.

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In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or Guarantee Period. These percentages are called your allocation factors. Your allocation factors will remain in effect as long as your selected Sub-Accounts and Guarantee Periods continue to be available for investment. You may, however, change the allocation factors for future Payments by sending us notice of the change in a form acceptable to us. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.

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Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments (see "Contract Charges -- Premium Taxes"). In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

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Your Account

When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

Your Account Value

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Your Account Value is the sum of the value of the 2 components of your Contract: the Variable Account portion of your Contract ("Variable Account Value") and the Fixed Account portion of your Contract ("Fixed Account Value"). These 2 components are calculated separately, as described below under "Variable Account Value" and "Fixed Account Value."

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Variable Account Value

     Variable Accumulation Units

In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

     Variable Accumulation Unit Value

The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading, at the close of trading, which is currently 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) We also may determine the value of Variable Accumulation Units of a Sub-Account on days the Exchange is closed if there is enough trading in securities held by that Sub-Account to materially affect the value of the Variable Accumulation Units. Each day we make a valuation is called a "Business Day." The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a "Valuation Period." On days other than Business Days, the value of a Variable Accumulation Unit does not change.

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To measure these values, we use a factor -- which we call the "Net Investment Factor" -- which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing (1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; then, for each day in the valuation period, we deduct a factor representing the asset-based insurance charges (the mortality and expense risk charges and the administrative expense charge) plus any applicable charge for optional death benefit riders. See "Contract Charges."

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For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

     Crediting and Canceling Variable Accumulation Units

When we receive an allocation to a Sub-Account either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

Fixed Account Value

Your Fixed Account Value is the sum of all amounts allocated to Guarantee Periods, either from Net Purchase Payments, transfers or renewals, plus interest credited on those amounts, and minus withdrawals, transfers out of Guarantee Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.

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A Guarantee Period begins the day we apply your allocation and ends when all calendar years (or months if the Guarantee Period is less than one year) in the Guarantee Period (measured from the end of the calendar month in which the amount was allocated to the Guarantee Period) have elapsed. The last day of the Guarantee Period is its Renewal Date.

Each additional Purchase Payment, transfer or renewal credited to your Fixed Account Value will result in a new Guarantee Period with its own Renewal Date. Amounts allocated at different times to Guarantee Periods of the same duration may have different Renewal Dates.

     Crediting Interest

We credit interest on amounts allocated to a Guarantee Period at the applicable Guaranteed Interest Rate for the duration of the Guarantee Period. During the Guarantee Period, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis.

     Guarantee Amounts

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Each separate allocation you make to a Guarantee Period, together with interest credited thereon, is called a Guarantee Amount. Each Guarantee Amount is treated separately for purposes of determining the Market Value Adjustment. We may restrict a Guarantee Period that will extend beyond your Maximum Annuity Commencement Date. Renewals into a Guarantee Period that extends beyond your maximum Annuity Commencement Date will result in an application of a Market Value Adjustment upon annuitization or withdrawals. Each new allocation to a Guarantee Period must be at least $1,000.

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     Renewals

We will notify you in writing between 45 and 75 days before the Renewal Date for any Guarantee Amount. If you would like to change your Fixed Account option, we must receive from you prior to the Renewal Date:
(1)	written notice from you electing a different Guarantee Period from among those we then offer, or

(2)	written instructions to transfer the Guarantee Amount to one or more Sub-Accounts, in accordance with the transfer privilege provisions of the Contract (see "Transfer Privilege").

If we receive no instructions from you prior to the Renewal Date, we will automatically renew your Fixed Account allocation into a new Guarantee Period of the same duration as the last Guarantee Period. If we are no longer offering a Guarantee Period of the same duration, we will automatically transfer your Fixed Account allocation into the Money Market Sub-Account.

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A Guarantee Amount will not renew into a Guarantee Period that will extend beyond your Maximum Annuity Commencement Date. In that case, unless you notify us otherwise, we will automatically renew your Guarantee Amount into the Money Market Sub-Account.

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     Early Withdrawals

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If you withdraw, transfer, or annuitize an allocation to a Guarantee Period more than 30 days prior to the Renewal Date, we will apply a Market Value Adjustment to the transaction. This could result in an increase or a decrease of your Account Value, depending on interest rates at the time. You bear the risk that you will receive less than your principal if the Market Value Adjustment applies.

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Transfer Privilege

     Permitted Transfers

During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts or Guarantee Periods then available, subject to the following restrictions:
-	You may not make more than 12 transfers in any Account Year;

-	The amount transferred from a Sub-Account must be at least $1,000, unless you are transferring your entire balance in that Sub-Account;

-	Your Account Value remaining in a Sub-Account must be at least $1,000;

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-	The amount transferred from a Guarantee Period must be the entire Guarantee Amount, except for transfers of interest credited during the current Account Year;

-	At least 30 days must elapse between transfers;

-	Transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Funds;

-	The total number of Sub-Accounts and Guarantee Periods within an Account may not exceed 18 over the lifetime of the Contract; and

-	We impose additional restrictions on market timers, which are further described below.

These restrictions do not apply to transfers made under any approved Optional Programs. At our discretion, we may waive some or all of these restrictions.

There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Transfers out of a Guarantee Period more than 30 days before the Renewal Date or any time after the Renewal Date will be subject to the Market Value Adjustment described below. Under current law, there is no tax liability for transfers.

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     Requests for Transfers

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You may request transfers in writing or by telephone. If the request is by telephone, it must be made before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day. The telephone transfer privilege is available automatically, and does not require your written election. We will require personal identifying information to process a request for a transfer made by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.

Your transfer request will be effective as of the close of the Business Day if we receive your transfer request before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day.

     Market Timers

The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Contract. Accordingly, transfers may be subject to restrictions if exercised by a market timing firm or any other third party authorized to initiate transfer transactions on behalf of multiple Participants. In imposing such restrictions, we may, among other things, not accept (1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one Participant, or (2) the transfer instructions of individual Participants who have executed preauthorized transfer forms that are submitted at the same time by market timing firms or other third parties on behalf of more than one Participant. We will not impose these restrictions unless our actions are reasonably intended to prevent the use of such transfers in a manner that will disadvantage or potentially impair the Contract rights of other Participants.

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In addition, some of the Funds have reserved the right to temporarily or permanently refuse exchange requests from the Variable Account if, in the Fund manager's judgment, a Fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. In particular, a pattern of exchanges that coincide with a market timing strategy may be disruptive to a Fund and therefore may be refused. Accordingly, the Variable Account may not be in a position to effectuate transfers and may refuse transfer requests without prior notice. We also reserve the right, for similar reasons, to refuse or delay exchange requests involving transfers to or from the Fixed Account.

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Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates

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We may reduce or waive the withdrawal charge, the mortality and expense risk charges, the administrative service fee the distribution fee, or the annual Account Fee; credit additional amounts; grant special Guaranteed Interest Rates in certain situations; or offer other options or benefits. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Participant, sales of large Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see "Withdrawals, Withdrawal Charge and Market Value Adjustment."

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Optional Programs

     Dollar-Cost Averaging

Dollar-cost averaging allows you to invest gradually, over time, in up to 12 Sub-Accounts. You may select a dollar-cost averaging program at no extra charge by allocating a minimum of $1,000 to a designated Sub-Account or to a Guarantee Period we make available in connection with the program. Amounts allocated to the Fixed Account under the program will earn interest at a rate declared by the Company for the Guarantee Period you select. Previously applied amounts may not be transferred to a Guarantee Period made available in connection with this program. At regular time intervals, we will transfer the same amount automatically to one or more Sub-Accounts that you choose, up to a maximum of 12 Sub-Accounts. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned.

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No Market Value Adjustment (either positive or negative) will apply to amounts automatically transferred from the Fixed Account under the dollar-cost averaging program. However, if you discontinue or alter the program prior to completion, amounts remaining in the Fixed Account will be transferred to the Money Market Sub-Account, unless you instruct us otherwise, and the Market Value Adjustment will be applied. Any new allocation of a Purchase Payment to the program will be treated as commencing a new dollar-cost averaging program and is subject to the $1,000 minimum.

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The main objective of a dollar-cost averaging program is to minimize the impact of short-term price fluctuations on Account Value. In general, since you transfer the same dollar amount to the variable investment options at set intervals, dollar-cost averaging allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. A dollar-cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar-cost averaging program does not assure a profit or protect against loss in a declining market. We do not allow transfers into any of the Guarantee Periods.

     Portfolio Selection Program

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One or more portfolio selection programs may be available in connection with the Contracts, at no extra charge. Portfolio selection is the process of investing in different asset classes -- such as equity funds, fixed income funds, and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and portfolio selection does not insure a profit or protect against loss in a declining market.

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Currently, you may select one of the available portfolio selection models, each of which represents a combination of Sub-Accounts with a different level of risk. These portfolio selection models, as well as the terms and conditions of the portfolio selection program, are fully described in a separate brochure. We may add or delete such programs in the future.

If you elect a portfolio selection program, we will automatically allocate your Purchase Payments among the Sub-Accounts represented in the model you choose. By electing an portfolio selection program, you thereby authorize us to automatically reallocate your investment options, as determined by the terms of the portfolio selection program, to reflect the current composition of the model you have selected, without further instruction, until we receive notification that you wish to terminate the program or choose a different model.

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     Systematic Withdrawal Program

If you have an Account Value of $10,000 or more, you may select our Systematic Withdrawal Program.

Under this program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Account Value and/or Variable Account Value and we will effect them automatically. The withdrawals under this program may be subject to surrender charges or a Market Value Adjustment. They may also be included as income and subject to a 10% federal tax penalty. You should consult your tax adviser before choosing this option.

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You may change or stop this program at any time, by written notice to us or other means approved by us.

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     Quarterly Rebalancing Program

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Under the Quarterly Rebalancing Program, we transfer funds among all Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis.

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Portfolio Rebalancing does not permit transfers to or from any Guarantee Period.

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     Capital Protection Plus Program

Under the Capital Protection Plus Program, we divide your Purchase Payments between the Fixed Account and the Variable Account. For the Fixed Account portion, you choose a Guarantee Period from among those we offer. We then allocate to that Guarantee Period the portion of your Purchase Payment necessary so that, at the end of the Guarantee Period, your Fixed Account allocation, including interest, will equal the entire amount of your original Purchase Payment. The remainder of the original Purchase Payment will be invested in the Sub-Accounts of your choice. At the end of the Guarantee Period, you will be guaranteed the amount of your original Purchase Payment (assuming no withdrawals), plus you will have the benefit, if any, of the investment performance of the Sub-Accounts you have chosen.

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WITHDRAWALS, WITHDRAWAL CHARGE AND MARKET VALUE ADJUSTMENT

Cash Withdrawals

     Requesting a Withdrawal

At any time during the Accumulation Phase, you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, you must send us a written request at our Annuity Mailing Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.

All withdrawals may be subject to a withdrawal charge (see "Withdrawal Charge"), and withdrawals from your Fixed Account Value also may be subject to a Market Value Adjustment (see "Market Value Adjustment"). Withdrawals also may have adverse income tax consequences, including a 10% penalty tax (see "Tax Considerations"). You should carefully consider these tax consequences before requesting a cash withdrawal.

     Full Withdrawals

If you request a full withdrawal, we calculate the amount we will pay you as follows: we start with the total value of your Account at the end of the Valuation Period during which we receive your withdrawal request; we deduct the Account Fee for the Account Year in which the withdrawal is made; we calculate and then add or subtract the amount of any Market Value Adjustment applicable to your Fixed Account Value; and finally, we calculate and then deduct any applicable withdrawal charge.

A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract.

     Partial Withdrawals

If you request a partial withdrawal, we will pay you the actual amount specified in your request and then adjust the value of your Account by deducting the amount paid, adding or deducting any Market Value Adjustment applicable to amounts withdrawn from the Fixed Account, and deducting any applicable withdrawal charge.

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You may specify the amount you want withdrawn from each Sub-Account and/or Guarantee Amount to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro rata, based on your Account Value at the end of the Valuation Period during which we receive your request.

If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Account Year in which you make the withdrawal, we will treat it as a request for a full withdrawal.

     Time of Payment

We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request, except in cases where we are permitted, and choose, to defer payment under the Investment Company Act of 1940 and applicable state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:
-	When the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;

-	When it is not reasonably practical to dispose of securities held by a Fund or to determine the value of the net assets of a Fund, because an emergency exists; or

-	When an SEC order permits us to defer payment for the protection of Participants.

We also may defer payment of amounts you withdraw from the Fixed Account for up to 6 months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

     Withdrawal Restrictions for Qualified Plans

If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.

Special restrictions apply to withdrawals from Contracts used for Section 403(b) annuities (see "Tax Considerations -- Tax-Sheltered Annuities").

Withdrawal Charge

We do not deduct any sales charge from your Purchase Payments when they are made. However, we may impose a withdrawal charge (known as a "contingent deferred sales charge") on certain amounts you withdraw. We impose this charge to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

     Free Withdrawal Amount

In each Account Year you may withdraw a portion of your Account Value -- which we call the "free withdrawal amount" -- before incurring the withdrawal charge.

The "free withdrawal amount" is equal to 10% of the amount of all Purchase Payments you have made. After the fourth Account Anniversary, any amount you withdraw is free of withdrawal charges.

The "free withdrawal amount" that you do not use in an Account Year is not cumulative. In other words, it will not be carried forward or available for use in future Account Years.

For an example of how we calculate the "free withdrawal amount," see Appendix B.

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     Withdrawal Charge on Purchase Payments

If you withdraw more than the free withdrawal amount in any Account Year, we consider the excess amount to be withdrawn first from Payments that you have not previously withdrawn. We impose the withdrawal charge on the amount of these Payments. Thus, the maximum amount on which we will impose the withdrawal charge in any year will never be more than the total of all Payments that you have not previously withdrawn.

The amount of your withdrawal, if any, that exceeds the total of the free withdrawal amount plus the aggregate amount of all Payments not previously withdrawn, is not subject to the withdrawal charge.

     Order of Withdrawal

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When you make a withdrawal, we consider the free withdrawal amount to be withdrawn first. We consider Purchase Payments that you have not already withdrawn (beginning with the oldest remaining Purchase Payment) to be withdrawn next. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be earnings and is not subject to a withdrawal charge.

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     Calculation of Withdrawal Charge

We calculate the amount of the withdrawal charge by multiplying the amount you withdraw by a percentage. As set forth below, the percentage decreases according to the number of complete Account Years since your Issue Date. After your fourth Account Anniversary, any amount you withdraw is free of withdrawal charges.
Number of
Account Years
Since Your	Withdrawal
Issue Date	Charge
0-1	8%
1-2	8%
2-3	7%
3-4	6%
4 or more	0%

The withdrawal charge will never be greater than 8% of the excess of your Account Value over the "free withdrawal amount," as defined above.

For a Group Contract, we may modify the withdrawal charges and limits, upon notice to the Owner of the Group Contract. However, any modification will apply only to Accounts established after the date of the modification.

For additional examples of how we calculate withdrawal charges, see Appendix B.

Types of Withdrawals not Subject to Withdrawal Charge

     Nursing Home Waiver

If approved by your state, we will waive the withdrawal charge for a full or partial withdrawal if:
-	at least one year has passed since your Issue Date, and

-	you are confined to an eligible nursing home and have been confined there for at least the preceding 180 days, or any shorter period required by your state.

An "eligible nursing home" means a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient. You must provide us evidence of confinement in the form we determine.

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     Minimum Distributions

For each Qualified Contract, the free withdrawal amount in any Account Year will be the greater of the free withdrawal amount described above or any amounts required to be withdrawn to comply with the minimum distribution requirement of the Internal Revenue Code. This waiver of the withdrawal charge applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

     Other Withdrawals

We do not impose the withdrawal charge on amounts you apply to provide an annuity, amounts we pay as a death benefit, except under the Cash Surrender method, or amounts you transfer among the Sub-Accounts, between the Sub-Accounts and the Fixed Account, or within the Fixed Account.

Market Value Adjustment

If permitted under the laws of your state, we will apply a Market Value Adjustment if you withdraw or transfer amounts from your Fixed Account Value more than 30 days before the end of the applicable Guarantee Period. For this purpose, using Fixed Account Value to provide an annuity is considered a withdrawal, and the Market Value Adjustment will apply. However, we will not apply the Market Value Adjustment to automatic transfers to a Sub-Account from a Guarantee Period as part of our dollar-cost averaging program.

We apply the Market Value Adjustment separately to each Guarantee Amount in the Fixed Account, that is to each separate allocation you have made to a Guarantee Period together with interest credited on that allocation. However, we do not apply the adjustment to the amount of interest credited during your current Account Year. Any withdrawal from a Guarantee Amount is attributed first to such interest.

A Market Value Adjustment may decrease, increase or have no effect on your Account Value. This will depend on changes in interest rates since you made your allocation to the Guarantee Period and the length of time remaining in the Guarantee Period. In general, if the Guaranteed Interest Rate we currently declare for Guarantee Periods equal to the balance of your Guarantee Period (or your entire Guarantee Period for Guarantee Periods of less than one year) is higher than your Guaranteed Interest Rate, the Market Value Adjustment is likely to decrease your Account Value. If our current Guaranteed Interest Rate is lower, the Market Value Adjustment is likely to increase your Account Value.

We determine the amount of the Market Value Adjustment by multiplying the amount that is subject to the adjustment by the following formula:

                             N/12

                 1 + I

            ( --------  )             -1

             1 + J + b

where:
I	is the Guaranteed Interest Rate applicable to the Guarantee Amount from which you withdraw, transfer or annuitize;

J

is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for Guarantee Periods equal to the length of time remaining in the Guarantee Period applicable to your Guarantee Amount, rounded to the next higher number of complete years, for Guarantee Periods of one year or more. For any Guarantee Periods of less than one year, J is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for a Guarantee Period of the same length as your Guarantee Period. If, at that time, we do not offer the applicable Guarantee Period we will use an interest rate determined by straight-line interpolation of the Guaranteed Interest Rates for the Guarantee Periods we do offer;

N	is the number of complete months remaining in your Guarantee Period; and

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b

is a factor that currently is 0%, but that in the future we may increase to up to 0.25%. Any increase would be applicable only to Participants who purchase their Contracts after the date of that increase.

The "b" factor is the amount that will be used to cover market volatility (i.e., credit risk), basis risk, and /or liquidity costs.

We will apply the Market Value Adjustment to the amount being withdrawn after deduction of any Account Fee, if applicable, but before we impose any withdrawal charge on the amount withdrawn.

For examples of how we calculate the Market Value Adjustment, see Appendix B.

CONTRACT CHARGES

Account Fee

During the Accumulation Phase of your Contract, we will deduct from your Account an annual Account Fee of $50 to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Account Anniversary. We deduct the Account Fee pro rata from each Sub-Account and each Guarantee Period, based on the allocation of your Account Value on your Account Anniversary.

We will not charge the Account Fee if:
(1)	your Account has been allocated only to the Fixed Account during the applicable Account Year; or

(2)	your Account Value is $100,000 or more on your Account Anniversary.

If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro rata portion of the Account Fee to reflect the time elapsed between the last Account Anniversary and the day before the Annuity Commencement Date.

After the Annuity Commencement Date, we will deduct an annual Account Fee of $50 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any Account Fee from Fixed Annuity payments.

Administrative Expense Charge and Distribution Fee

We deduct an administrative expense charge from the assets of the Variable Account at an annual effective rate equal to 0.15% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for expenses we incur in administering the Contracts, Participant Accounts and the Variable Account that are not covered by the annual Account Fee.

We also deduct a distribution fee from the assets of the Variable Account at an effective annual rate equal to 0.20% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for the expenses associated with distributing and issuing the Contracts.

Mortality and Expense Risk Charge

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During both the Accumulation Phase and the Income Phase, we deduct a mortality and expense risk charge from the assets of the Variable Account at an effective annual rate equal to 1.30%, if you are age 75 or younger on the Open Date (1.50%, if you are age 76 or older on the Open Date). If your initial Purchase Payments or Account Value exceeds $1 million on your Account Anniversary, an amount equal to 0.15% of your Account Value will be credited to your Account on that date and on every subsequent Account Anniversary during the Accumulation Phase. (This credit is paid out of our general account and is the result of cost savings realized on larger sized Contracts.)The mortality risk we assume arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. This obligation assures each Annuitant that neither the longevity of fellow Annuitants nor an improvement in life expectancy generally will have an adverse effect on the amount of any annuity payment received under the Contract. The mortality risk also arises from our contractual obligation to pay a death benefit upon the death of the Participant prior to the Annuity Commencement Date. The expense risk we assume is the risk that the annual Account Fee, the administrative expense charge, and the distribution fee we assess under the Contract may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover the mortality and expense risks, we will bear the loss. If the amount of the charge is more than sufficient to cover the risks, we will make a profit on the charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contract.

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Charges for Optional Death Benefit Riders

If you elect an optional death benefit rider, we will deduct, during the Accumulation Phase, a charge from the assets of the Variable Account depending upon which of the optional death benefit rider(s) you elect.
% of Average
Rider(s) You Elect*	Daily Value

"MAV"	0.20%
"5% Roll-Up"	0.20%
"EEB Premier"	0.25%
"EEB Premier with MAV"	0.40%
"EEB Premier with 5% Roll-Up"	0.40%
"EEB Premier Plus"	0.40%

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*As defined below under "Optional Death Benefits."

Premium Taxes

Some states and local jurisdictions impose a premium tax on us that is equal to a specified percentage of the Purchase Payments you make. In many states there is no premium tax. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a tax adviser to find out if your state imposes a premium tax and the amount of any tax.

In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

Fund Expenses

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There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund prospectuses and related Statements of Additional Information.

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Modification in the Case of Group Contracts

For Group Contracts, we may modify the annual Account Fee, the administrative expense charge and the mortality and expense risk charge upon notice to Owners. However, such modification will apply only with respect to Participant Accounts established after the effective date of the modification.

DEATH BENEFIT

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If the Covered Person dies during the Accumulation Phase, we may pay a death benefit to your Beneficiary, using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death of the Covered Person, we may pay the death benefit to the surviving Participant, if any, or, if there is no Participant, in one sum to your estate. We do not pay a death benefit if the Covered Person dies during the Income Phase. However, the Beneficiary will receive any annuity payments provided under an Annuity Option that is in effect. If your Contract names more than one Covered Person, we will pay the death benefit upon the first death of such Covered Persons.

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Amount of Death Benefit

To calculate the amount of the death benefit, we use a "Death Benefit Date." The Death Benefit Date is the date we receive Due Proof of Death of the Covered Person in an acceptable form, if you have elected a death benefit payment method before the death of the Covered Person and it remains in effect. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we reserve the right to provide a lump sum to your Beneficiary.

The amount of the death benefit is determined as of the Death Benefit Date.

The Basic Death Benefit

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In general, if you were 85 or younger on your Open Date, the death benefit will be the greatest of the following amounts:
1.	Your Account Value for the Valuation Period during which the Death Benefit Date occurs;

2.	The amount we would pay if you had surrendered your entire Account on the Death Benefit Date; and

3.	Your total Adjusted Purchase Payments (Purchase Payments adjusted for partial withdrawals as described in "Calculating the Death Benefit") as of the Death Benefit Date.

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For examples of how to calculate this basic death benefit, see Appendix C.

If you were 86 or older on your Open Date, the death benefit is equal to amount (2) above. Because this amount will reflect any applicable withdrawal charges and Market Value Adjustment, it may be less than your Account Value.

Optional Death Benefit Riders

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Subject to availability in your state, you may enhance the "Basic Death Benefit" by electing one of the following optional death benefit riders. You must make your election on or before the date on which or before your Contract becomes effective. You will pay a charge for the optional death benefit rider you elect. (For a description of these charges, see "Charges for Optional Death Benefit Riders.") The riders are available only if you are younger than 80 on your Open Date. The optional death benefit election may not be changed after the Contract's Issue Date. The death benefit under all optional death benefit riders will be adjusted for all partial withdrawals as described in the Prospectus under the heading "Calculating the Death Benefit." For examples of how the death benefit is calculated under the optional death benefit riders, see Appendices D - H.

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     Maximum Anniversary Account Value ("MAV") Rider

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Under this rider, the death benefit will be the greater of:
-	the amount payable under basic death benefit (above), or

-

your highest Account Value on any Account Anniversary before your 81st birthday, adjusted for any subsequent Purchase Payments, partial withdrawals and charges made between that Account Anniversary and the Death Benefit Date.

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     5% Premium Roll-Up ("5% Roll-Up") Rider

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Under this rider, the death benefit will be the greater of:
-	the amount payable under basic death benefit (above), or

-	the sum of your total Purchase Payments plus interest accruals, adjusted for partial withdrawals.

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Under this rider, interest accrues at a rate of 5% per year on Purchase Payments and transfers to the Variable Account while they remain in the Variable Account. The 5% interest accruals will continue until the earlier of:
-	the first day of the month following your 80th birthday, or

-	the day the death benefit amount under this rider equals twice the sum of your Adjusted Purchase Payments.

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     Earnings Enhancement Benefit Premier ("EEB Premier") Rider

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If you elect this EEB Premier Rider, your death benefit will be the amount payable under the basic death benefit, PLUS the "EEB Premier amount." Calculated as of the Death Benefit Date, the "EEB Premier amount" is determined as follows:
-

If you are 69 or younger on your Open Date, the "EEB Premier amount" will be 45% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 100% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made within the twelve months prior to your death, not including Purchase Payments made in your first Account Year.

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If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier amount" will be 25% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 40% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier amount."

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     Earnings Enhancement Benefit Premier with MAV ("EEB Premier with MAV") Rider

If you elect this EEB Premier with MAV Rider, your death benefit will be the amount payable under the MAV Rider PLUS the "EEB Premier amount." Calculated as of your Death Benefit Date, the "EEB Premier amount" is as follows:

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If you are 69 or younger on your Open Date, the "EEB Premier amount" will be 45% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 100% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year.

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If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier amount" will be 25% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 40% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier amount."

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     Earnings Enhancement Benefit Premier with 5% Roll-Up ("EEB Premier with 5% Roll-Up") Rider

If you elect this EEB Premier with 5% Roll-Up Rider, your death benefit will be the amount payable under the 5% Roll-Up Rider PLUS the "EEB Premier amount." Calculated as of your Death Benefit Date, the "EEB Premier amount" is determined as follows:

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If you are 69 or younger on your Open Date, the "EEB Premier amount" will be 45% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 100% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year.

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If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier amount" will be 25% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 40% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier amount."

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     Earnings Enhancement Benefit Premier Plus ("EEB Premier Plus") Rider

If you elect this EEB Premier Plus Rider, your death benefit will be the amount payable under the basic death benefit, PLUS the "EEB Premier Plus amount." Calculated as of the Death Benefit Date, the "EEB Premier Plus amount" is determined as follows:

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If you are 69 or younger on your Open Date, the "EEB Premier Plus amount" will be 75% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 150% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made within the 12 months prior to your death, not including Purchase Payments made in your first Account Year.

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If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier Plus amount" will be 35% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 60% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier Plus amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier Plus amount."

Spousal Continuance

If your spouse is your sole Beneficiary, upon your death your spouse may elect to continue the Contract as the Participant, rather than receive the death benefit amount. In that case, we will not pay a death benefit, but the Contract's Account Value will be equal to your Contract's death benefit amount, as defined under the "Basic Death Benefit" or any optional death benefit rider you have selected. All Contract provisions, including any optional death benefit rider you have selected, will continue as if your spouse had purchased the Contract on the Death Benefit Date with a deposit equal to the death benefit amount. For purposes of calculating death benefits and expenses from that date forward, your spouse's age on the original effective date of the Contract will be used. Upon surrender or annuitization, this step-up to the spouse will not be treated as premium, but will be treated as income.

Calculating the Death Benefit

In calculating the death benefit amount payable under option (3) of the "Basic Death Benefit" or any of the optional death benefit riders, any partial withdrawals will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal.

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If the death benefit is the amount payable under options (2) or (3) of the "Basic Death Benefit" or under any of the optional death benefit riders, your Account Value may be increased by the excess, if any, of that amount over option (1) of the "Basic Death Benefit." Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Such increase will be made only if the Beneficiary elects to annuitize, elects to defer annuitization, or elects to continue the Contract. Also, any portion of this new Account Value attributed to the Fixed Account will be transferred to the available Money Market Fund investment option (without the application of a Market Value Adjustment). If your spouse, as the named Beneficiary, elects to continue the Contract after your death, your spouse may transfer any such Fixed Account portion back to the Fixed Account and begin a new Guarantee Period.

Method of Paying Death Benefit

The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under "The Income Phase -- Annuity Provisions."

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During the Accumulation Phase, you may elect the method of payment for the death benefit. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is your spouse, the Beneficiary may elect to continue the Contract. These elections are made by sending us a completed election form, which we will provide. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until a written election is submitted to the Company or a distribution is required by law.

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If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option.

Non-Qualified Contracts

If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death, or (2) if in the form of an annuity, over a period not greater than the life or expected life of the "designated beneficiary" within the meaning of Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

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The person you have named as Beneficiary under your Contract, if any, will be the "designated beneficiary." If the named Beneficiary is not living and no contingent beneficiary has been named, the surviving Participant, if any, or the estate of the deceased Participant automatically becomes the designated beneficiary.

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If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Participant. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see "Spousal Continuance," above.

During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

If the Participant is not a natural person, these distribution rules apply upon the death or removal of any Annuitant.

Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

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Selection and Change of Beneficiary

You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

Payment of Death Benefit

Payment of the death benefit in cash will be made within 7 days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

THE INCOME PHASE - ANNUITY PROVISIONS

During the Income Phase, we make regular monthly annuity payments to the Annuitant.

The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described below, under the Annuity Option(s) you have selected, and we make the first annuity payment.

Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described below under the heading "Annuity Options," and you cannot change the Annuity Option selected. You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals (see "Withdrawals, Withdrawal Charge and Market Value Adjustment").

Selection of Annuitant(s)

You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Option(s) refer to the Annuitant as the "Payee." If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payment.

Selection of the Annuity Commencement Date

You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:
-	The earliest possible Annuity Commencement Date is the first day of the second month following your Issue Date.

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The latest possible Annuity Commencement Date is the first day of the month following the Annuitant's 95th birthday. If there is a Co-Annuitant, the Annuity Commencement Date applies to the younger of the Annuitant and Co-Annuitant.

-	The Annuity Commencement Date must always be the first day of a month.

You may change the Annuity Commencement Date from time to time by sending us written notice, with the following additional limitations:
-	We must receive your notice at least 30 days before the current Annuity Commencement Date.

-	The new Annuity Commencement Date must be at least 30 days after we receive the notice.

There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70 1/2 (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70 1/2).

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Annuity Options

We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for a Variable Annuity, a Fixed Annuity, or a combination of both. We may also agree to other settlement options, at our discretion.

     Annuity Option A - Life Annuity

We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary.

     Annuity Option B - Life Annuity With 60, 120, 180 or 240 Monthly Payments Certain

We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate in effect; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

     Annuity Option C - Joint and Survivor Annuity

We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the survivor dies. There is no provision for continuance of any payments to a Beneficiary.

     Annuity Option D - Monthly Payments for a Specified Period Certain

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We make monthly payments for a specified period of time from 5 to 30 years, as you elect. If payments under this option are paid on a variable annuity basis, the Annuitant may elect to receive, in one sum, at any time, some or all of the discounted value of the remaining payments, less any applicable withdrawal charge; the discount rate for this purpose will be the assumed interest rate in effect. If the Annuitant dies during the period selected, the remaining income payments are made as described under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax. The 5, 6, 7, 8 and 9-year periods certain are not available if your Account has been issued within the past 4 years.

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Selection of Annuity Option

You select one or more of the Annuity Options, which you may change from time to time during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain.

You may specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. If you do not specify a Variable Annuity or a Fixed Annuity, your Adjusted Account Value will be divided between Variable Annuities and Fixed Annuities in the same proportions as your Account Value was divided between the Variable and Fixed Accounts on the Annuity Commencement Date. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations.

There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

Remember that the Annuity Options may not be changed once annuity payments begin.

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Amount of Annuity Payments

     Adjusted Account Value

The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:
-	We deduct a proportional amount of the Account Fee, based on the fraction of the current Account Year that has elapsed.

-	If applicable, we apply the Market Value Adjustment to your Account Value in the Fixed Account, which may result in a deduction, an addition, or no change.

-	We deduct any applicable premium tax or similar tax if not previously deducted.

     Variable Annuity Payments

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On the Annuity Commencement Date, we will exchange your Account's Variable Annuity Units for annuitization units which have annual insurance charges of 1.65% of your average daily net assets, regardless of your age on the Issue Date. Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the Annuity Payment Rates in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. See "Annuity Payment Rates."

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To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion of the first payment attributable to the Sub-Account by the Annuity Unit Value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests an exchange of Annuity Units). However, the dollar amount of the next Variable Annuity payment -- which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment -- will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

     Fixed Annuity Payments

Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either (1) the rates in your Contract, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. See "Annuity Payment Rates."

     Minimum Payments

If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment.

Exchange of Variable Annuity Units

During the Income Phase, the Annuitant may exchange Annuity Units in one Sub-Account for Annuity Units in another Sub-Account, up to 12 times each Account Year. To make an exchange, the Annuitant sends us, at our Annuity Mailing Address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to exchange and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the exchange would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the exchange request.

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Before exchanging Annuity Units in one Sub-Account for those in another, the Annuitant should carefully review the Fund prospectus(es) for the investment objectives and risk disclosure of the Funds in which the Sub-Accounts invest.

During the Income Phase, we permit only exchanges among Sub-Accounts. No exchanges to or from a Fixed Annuity are permitted.

Account Fee

During the Income Phase, we deduct the annual Account Fee of $50 in equal amounts from each Variable Annuity payment. We do not deduct the annual Account Fee from Fixed Annuity payments.

Annuity Payment Rates

The Contracts contain Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of (a) the first monthly Variable Annuity payment based on the assumed interest rate specified in the applicable Contract (3% per year, compounded annually), and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract. We may change these rates under Group Contracts for Accounts established after the effective date of such change (see "Other Contract Provisions -- Modification").

The Annuity Payment Rates may vary according to the Annuity Option elected and the adjusted age of the Annuitant. The Contracts also describe the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Annuity Options A, B and C is the Annuity 2000 Table.

Annuity Options as Method of Payment for Death Benefit

You or your Beneficiary may also select one or more Annuity Options to be used in the event of the Covered Person's death before the Income Phase, as described under the "Death Benefit" section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

OTHER CONTRACT PROVISIONS

Exercise of Contract Rights

An Individual Contract belongs to the individual to whom the Contract is issued. A Group Contract belongs to the Owner. In the case of a Group Contract, the Owner may expressly reserve all Contract rights and privileges; otherwise, each Annuitant will be entitled to exercise such rights and privileges. In any case, such rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant before the Annuity Commencement Date, except as the Contract otherwise provides.

The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Covered Person prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

Change of Ownership

Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee or custodian of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Participants under a Group Contract; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date; and each Participant, in like manner, may change the ownership interest in a Contract. A change of ownership will not be binding on us until we receive written notification. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner or Participant, as appropriate, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

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Change of ownership will not change the Covered Person named when the Contract is issued. This means that all death benefits and surrender charge waivers will continue to be based on the Covered Person and not the Owner. The amount payable on the death of the new Owner will be the Surrender Value.

Voting of Fund Shares

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We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, according to the voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee -- that is the Annuitant or Beneficiary entitled to receive benefits -- is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners, Participants and Payees, as applicable.

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Owners of Qualified Contracts issued on a group basis may be subject to other voting provisions of the particular plan and of the Investment Company Act of 1940. Employees who contribute to plans that are funded by the Contracts may be entitled to instruct the Owners as to how to instruct us to vote the Fund shares attributable to their contributions. Such plans may also provide the additional extent, if any, to which the Owners shall follow voting instructions of persons with rights under the plans. If no voting instructions are received from any such person with respect to a particular Participant Account, the Owner may instruct the Company as to how to vote the number of Fund shares for which instructions may be given.

Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, or any duty to inquire as to the instructions received or the authority of Owners, Participants or others, as applicable, to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners under Group Contracts and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Fund. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Fund for such meeting, which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Participant Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

Periodic Reports

During the Accumulation Period we will send you, or such other person having voting rights, at least once during each Account Year, a statement showing the number, type and value of Accumulation Units credited to your Account and the Fixed Accumulation Value of your Account, which statement shall be accurate as of a date not more than 2 months previous to the date of mailing. These periodic statements contain important information concerning your transactions with respect to your Contract. It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Funds as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. We will also send such statements reflecting transactions in your Account as may be required by applicable laws, rules and regulations.

Upon request, we will provide you with information regarding fixed and variable accumulation values.

Substitution of Securities

Shares of any or all Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contract. We may also substitute for the shares held in any Sub-Account shares of another Fund or shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved, if required, by the SEC. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.

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Change in Operation of Variable Account

At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

Splitting Units

We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract.

Modification

Upon notice to the Participant, in the case of an Individual Contract, and the Owner and Participant(s), in the case of a Group Contract (or the Payee(s) during the Income Phase), we may modify the Contract if such modification: (i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (see "Change in Operation of Variable Account"); (iv) provides additional Variable Account and/or fixed accumulation options; or (v) as may otherwise be in the best interests of Owners, Participants, or Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.

In addition, upon notice to the Owner, we may modify a Group Contract to change the withdrawal charges, Account Fee, mortality and expense risk charges, administrative expense charges, the tables used in determining the amount of the first monthly variable annuity and fixed annuity payments and the formula used to calculate the Market Value Adjustment, provided that such modification applies only to Participant Accounts established after the effective date of such modification. In order to exercise our modification rights in these particular instances, we must notify the Owner of such modification in writing. The notice shall specify the effective date of such modification which must be at least 60 days following the date we mail notice of modification. All of the charges and the annuity tables which are provided in the Group Contract prior to any such modification will remain in effect permanently, unless improved by the Company, with respect to Participant Accounts established prior to the effective date of such modification.

Discontinuance of New Participants

We may limit or discontinue the acceptance of new Applications and the issuance of new Certificates under a Group Contract by giving 30 days prior written notice to the Owner. This will not affect rights or benefits with respect to any Participant Accounts established under such Group Contract prior to the effective date of such limitation or discontinuance.

Reservation of Rights

We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; (3) add or remove Guarantee Periods available at any time for election by a Participant; and (4) restrict or eliminate any of the voting rights of Participants (or Owners) or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Participants or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

Right to Return

If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our Annuity Mailing Address, as shown on the cover of this Prospectus, within 10 days after it was delivered to you. When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value.

If applicable state law requires, we will return the full amount of any Purchase Payment(s) we received. State law may also require us to give you a longer "free look" period or allow you to return the Contract to your sales representative.

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If you are establishing an Individual Retirement Account ("IRA"), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Issue Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow a Participant establishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

TAX CONSIDERATIONS

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This section provides general information on the federal income tax consequences of ownership of a Contract based upon our understanding of current federal tax laws. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

U.S. Federal Income Tax Considerations

The following discussion applies only to those Contracts issued in the United States. For a discussion of tax considerations effecting Contracts issued in Puerto Rico, see "Puerto Rico Tax Considerations," below.

     Deductibility of Purchase Payments

For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, Purchase Payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the "investment in the contract" for purposes of determining the taxable portion of any distributions from a Qualified Contract.

     Pre-Distribution Taxation of Contracts

Generally, an increase in the value of a Contract will not give rise to a current income tax liability to the Owner of a Contract or to any payee under the Contract until a distribution is received from the Contract. However, certain assignments or pledges of a Contract or loans under a Contract will be treated as distributions to the Owner of the Contract and will accelerate the taxability of any increases in the value of a Contract.

Also, corporate (or other non-natural person) Owners of a Non-Qualified Contract will generally incur a current tax liability on Account Value increases. There are certain exceptions to this current taxation rule, including: (i) any Contract that is an "immediate annuity", which the Internal Revenue Code (the "Code") defines as a single premium contract with an annuity commencement date within one year of the date of purchase which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, and (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase a Qualified Contract should be based on the assumption that the purchase of a Qualified Contract is necessary to obtain tax deferral under a qualified plan.

     Distributions and Withdrawals from Non-Qualified Contracts

The Account Value of a Non-Qualified Contract will generally include both (i) an amount attributable to Purchase Payments, the return of which will not be taxable, and (ii) an amount attributable to investment earnings, the receipt of which will be taxable at ordinary income rates. The relative portions of any particular distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the nature and the timing of that distribution.

Any amounts held under a Non-Qualified Contract that are assigned or pledged as collateral for a loan will also be treated as if withdrawn from the Contract. In addition, upon the transfer of a Non-Qualified Contract by gift (other than to the Owner's spouse), the Owner must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

Any withdrawal of less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, must be treated as a receipt of investment earnings. You may not treat such withdrawals as a non-taxable return of Purchase Payments unless you have first withdrawn the entire amount of the Account Value that is attributable to investment earnings. For purposes of determining whether an Owner has withdrawn the entire amount of the investment earnings under a Non-Qualified Contract, the Code provides that all Non-Qualified deferred annuity contracts issued by the same company (or its affiliates) to the same Owner during any one calendar year must be treated as one annuity contract.

A Payee who receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, will generally be able to treat a portion of each payment as a nontaxable return of Purchase Payments and to treat only the remainder of each such payment as taxable investment earnings. Until the Purchase Payments have been fully recovered in this manner, the nontaxable portion of each payment will be determined by the ratio of (i) the total amount of the Purchase Payments made under the Contract, to (ii) the Payee's expected return under the Contract. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, no further exclusion is allowed and all future distributions will constitute fully taxable ordinary income. If payments are terminated upon the death of the Annuitant or other Payee before the Purchase Payments have been fully recovered, the unrecovered Purchase Payments may be deducted on the final return of the Annuitant or other Payee.

A penalty tax of 10% may also apply to taxable cash withdrawals, including lump-sum payments from Non-Qualified Contracts. This penalty will generally not apply to distributions made after age 59 1/2, to distributions pursuant to the death or disability of the owner, or to distributions that are a part of a series of substantially equal periodic payments made annually under a lifetime annuity, or to distributions under an immediate annuity (as defined above).

Death benefits paid upon the death of a contract owner are not life insurance benefits and will generally be includable in the income of the recipient to the extent they represent investment earnings under the contract. For this purpose, the amount of the "investment in the contract" is not affected by the owner's or annuitant's death, i.e., the investment in the contract must still be determined by reference to the total Purchase Payments (excluding amounts that were deductible by, or excluded from the gross income of, the Owner of a Contract), less any Purchase Payments that were amounts previously received which were not includable in income. Special mandatory distribution rules also apply after the death of the Owner when the beneficiary is not the surviving spouse of the Owner.

If death benefits are distributed in a lump sum, the taxable amount of those benefits will be determined in the same manner as upon a full surrender of the contract. If death benefits are distributed under an annuity option, the taxable amount of those benefits will be determined in the same manner as annuity payments, as described above.

     Distributions and Withdrawals from Qualified Contracts

In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will apply to distributions prior to age 59 1/2, except in certain circumstances.

If you receive an eligible rollover distribution from a Qualified Contract (other than from a Contract issued for use with an individual retirement account) and roll over some or all that distribution to another eligible plan, the portion of such distribution that is rolled over will not be includible in your income. However, any eligible rollover distribution will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance under your Contract, unless you use other funds equal to the tax withholding to complete the rollover.

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An "eligible rollover distribution" is any distribution to you of all or any portion of the balance to the credit of your account, other than:
-	A distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;

-	Any required minimum distribution, or

-	Any hardship distribution.

Only you or your spouse may elect to roll over a distribution to an eligible retirement plan.

     Withholding

In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from a Contract issued for use with an individual retirement account), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you or your spouse may elect a direct rollover. In the case of a distribution from (i) a Non-Qualified Contract, (ii) a Qualified Contract issued for use with an individual retirement account, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Participant or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Participant or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

     Investment Diversification and Control

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The Treasury Department has issued regulations that prescribe investment diversification requirements for mutual fund series underlying nonqualified variable contracts. All Non-Qualified Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. The owner of a Non-Qualified Contract that does not meet these guidelines will be subject to current taxation on annual increases in value of the Contract. We believe that each Fund complies with these regulations.

The preamble to the 1986 asset diversification regulations stated that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying the contract will preclude the contract from qualifying as an annuity for federal tax purposes. We cannot predict whether such guidelines, if and when they may be promulgated, will be retroactive. We reserve the right to modify the Contract and/or the Variable Account to the extent necessary to comply with any such guidelines, but cannot assure that such modifications would satisfy any retroactive guidelines.

     Tax Treatment of the Company and the Variable Account

As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. Under present law, we will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

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     Qualified Retirement Plans

You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.

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In evaluating whether the Contract is suitable for purchase in connection with a tax qualified plan under Section 401(a) of the Code or a tax deferred annuity arrangement under Section 403(b) of the Code, the effect of the Purchase Payment Interest provisions on the plan's compliance with the applicable nondiscrimination requirements should be considered. Violation of the nondiscrimination rules can cause a plan to lose its tax qualified status under the Code and could result in the full taxation of participants on all of their benefits under the plan. Violation of the nondiscrimination rules might also result in a liability for additional benefits being paid to certain plan participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

     Pension and Profit-Sharing Plans

Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons may therefore use Qualified Contracts as a funding vehicle for their retirement plans, as a general rule.

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     Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

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If the Contracts are to receive tax deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when the Participant attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, and (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989. It is permissible, however, to withdraw post-1988 salary reduction contributions (but not the earnings attributable to such contributions) in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Participant must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

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Under the terms of a particular Section 403(b) plan, the Participant may be entitled to transfer all or a portion of the Account Value to one or more ternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

     Individual Retirement Accounts

Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, Employer/Association of Employees Established Individual Retirement Account Trusts, and Simple Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. If we sell Contracts for use with IRAs, the Internal Revenue Service or other agency may impose supplementary information requirements. We will provide purchasers of the Contracts for such purposes with any necessary information. You will have the right to revoke the Contract under certain circumstances, as described in the section of this Prospectus entitled "Right to Return."

     Roth IRAs

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Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If an individual converts a traditional IRA into a Roth IRA the full amount of the IRA is included in taxable income. The Internal Revenue Service and other agencies may impose special information requirements with respect to Roth IRAs. If and when we make Contracts available for use with Roth IRAs, we will provide any necessary information.

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     Status of Optional Death Benefit Riders

Under the Code, IRAs may not invest in life insurance policies. Regulations issued by the Treasury Department provide that death benefits under IRAs do not violate this rule, provided that the death benefit is no more than the greater of the total premiums paid (net of prior withdrawals) or the cash value of the IRA.

In certain circumstances, the death benefit payable under the Contract's Optional Death Benefit Riders may exceed both the total premiums paid (net of prior withdrawals) and the cash value of the Contract.

You should consult a qualified tax adviser before adding any of the Optional Death Benefit Riders to your Contract if it is an IRA.

Puerto Rico Tax Considerations

The Contract offered by this Prospectus is considered an annuity contract under Section 1022 of the Puerto Rico Internal Revenue Code of 1994, as amended (the "1994 Code"). Under the current provisions of the 1994 Code, no income tax is payable on increases in value of accumulation shares of annuity units credited to a variable annuity contract until payments are made to the annuitant or other payee under such contract.

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When payments are made from your Contract in the form of an annuity, the annuitant or other payee will be required to include as gross income the lesser of the amount received during the taxable year or the portion of the amount received equal to 3% of the aggregate premiums or other consideration paid for the annuity. The amount, if any, in excess of the included amount is excluded from gross income as a return of premium. After an amount equal to the aggregate premiums or other consideration paid for the annuity has been excluded from gross income, all of the subsequent annuity payments are considered to be taxable income.

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When a payment under a Contract is made in a lump sum, the amount of the payment would be included in the gross income of the Annuitant or other Payee to the extent it exceeds the Annuitant's aggregate premiums or other consideration paid.

The provisions of the 1994 Code with respect to qualified retirement plans described in this Prospectus vary significantly from those under the Internal Revenue Code. Although we currently offer the Contract in Puerto Rico in connection with qualified retirement plans, the text of this Prospectus under the heading "Federal Tax Status" dealing with such qualified retirement plans is inapplicable to Puerto Rico and should be disregarded.

For information regarding the income tax consequences of owning a Contract, you should consult a qualified tax adviser.

ADMINISTRATION OF THE CONTRACT

We perform certain administrative functions relating to the Contract, Participant Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Participant Account number and type, the status of each Participant Account and other pertinent information necessary to the administration and operation of the Contract; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts and Certificates; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon, a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

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Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading "Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates."

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PERFORMANCE INFORMATION

From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance information relating to the Sub-Accounts. This information may include standardized and non-standardized "Average Annual Total Return," "Cumulative Growth Rate" and "Compound Growth Rate." We may also advertise "yield" and "effective yield" for some variable options.

Average Annual Total Return measures the net income of the Sub-Account and any realized or unrealized gains or losses of the Fund in which it invests, over the period stated. Average Annual Total Return figures are annualized and represent the average annual percentage change in the value of an investment in a Sub-Account over that period. Standardized Average Annual Total Return information covers the period after the Variable Account was established or, if shorter, the life of the Series. Non-standardized Average Annual Total Return covers the life of each Fund, which may predate the Variable Account. Cumulative Growth Rate represents the cumulative change in the value of an investment in the Sub-Account for the period stated, and is arrived at by calculating the change in the Accumulation Unit Value of a Sub-Account between the first and the last day of the period being measured. The difference is expressed as a percentage of the Accumulation Unit Value at the beginning of the base period. "Compound Growth Rate" is an annualized measure, calculated by applying a formula that determines the level of return which, if earned over the entire period, would produce the cumulative return.

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Average Annual Total Return figures assume an initial Purchase Payment of $1,000 and reflect all applicable withdrawal and Contract charges. The Cumulative Growth Rate and Compound Growth Rate figures that we advertise do not reflect withdrawal charges or the Account Fee, although such figures do reflect all recurring charges. Results calculated without withdrawal and/or certain Contract charges will be higher. We may also use other types of rates of return that do not reflect withdrawal and Contract charges.

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The performance figures used by the Variable Account are based on the actual historical performance of the underlying Funds for the specified periods, and the figures are not intended to indicate future performance. For periods before the date the Contracts became available, we calculate the performance information for the Sub-Accounts on a hypothetical basis. To do this, we reflect deductions of the current Contract fees and charges from the historical performance of the corresponding Funds.

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Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (7-day period for the available Money Market Sub-Account), expressed as a percentage of the value of the Sub-Account's Accumulation Units. Yield is an annualized figure, which means that we assume that the Sub-Account generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Sub-Account similarly, but include the increase due to assumed compounding. The Money Market Sub-Account's effective yield will be slightly higher than its yield as a result of its compounding effect.

The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More information on performance and our computations is set forth in the Statement of Additional Information.

The Company may also advertise the ratings and other information assigned to it by independent industry ratings organizations. Some of these organizations are A.M. Best, Moody's Investor's Service, Standard and Poor's Insurance Rating Services, and Fitch. Each year A.M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's rating. These ratings reflect A.M. Best's current opinion of the relevant financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's ratings range from A++ to F. Standard and Poor's and Fitch's ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurance company's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Sub-Accounts.

We may also advertise endorsements from organizations, individuals or other parties that recommend the Company or the Contracts. We may occasionally include in advertisements (1) comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets; or (2) discussions of alternative investment vehicles and general economic conditions.

AVAILABLE INFORMATION

The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statements and their exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.

In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements. You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following locations: WASHINGTON, D.C. -- 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; CHICAGO, ILLINOIS -- 500 West Madison Street, Chicago, IL 60661; NEW YORK, NEW YORK -- 7 World Trade Center, 13th Floor, New York, NY 10048. The Washington, D.C. office will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http:// www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is incorporated herein by reference. All documents or reports we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering, shall be deemed incorporated by reference into the prospectus.

The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents referred to above which have been incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such documents should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

STATE REGULATION

The Company is subject to the laws of the State of Delaware governing life insurance companies and to regulation by the Commissioner of Insurance of Delaware. An annual statement is filed with the Commissioner of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Commissioner or his agents at any time and a full examination of its operations is conducted at periodic intervals.

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The Company is also subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the fire jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.

In addition, many states regulate affiliated groups of insurers, such as the Company, Sun Life (Canada) and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Variable Account. We and our subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.

ACCOUNTANTS

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The financial statements of the Variable Account for the year ended December 31, 2000, and the financial statements of the Company for the years ended December 31, 2000, 1999 and 1998, both included in the Statement of Additional Information ("SAI") filed in the Company's Registration Statement under the Investment Company Act of 1940, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in the Statement of Additional Information, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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FINANCIAL STATEMENTS

The financial statements of the Company which are included in the SAI should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.

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The financial statements of the Variable Account for the year ended December 31, 2001 are also included in the SAI.

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TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
Calculation of Performance Data
Advertising and Sales Literature
Calculations
Example of Variable Accumulation Unit Value Calculation
Example of Variable Annuity Unit Calculation
Example of Variable Annuity Payment Calculation
Distribution of the Contracts
Designation and Change of Beneficiary
Custodian
Financial Statements

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This Prospectus sets forth information about the Contract and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated February 14, 2002 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Assurance Company of Canada (U.S.). To receive a copy, return this request form to the address shown below or telephone (800) 205-8737.

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To:	Sun Life Assurance Company of Canada (U.S.)
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

Please send me a Statement of Additional Information for
All-Star Variable and Fixed Annuity
Sun Life of Canada (U.S.) Variable Account F.

Name

Address

City                               State                       Zip

Telephone

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APPENDIX A

GLOSSARY

The following terms as used in this Prospectus have the indicated meanings:

ACCOUNT or PARTICIPANT ACCOUNT: An account established for each Participant to which Net Purchase Payments are credited.

ACCOUNT VALUE: The Variable Accumulation Value, if any, plus the Fixed Accumulation Value, if any, of your Account for any Valuation Period.

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ACCOUNT YEAR and ACCOUNT ANNIVERSARY: Your first Account Year is the period 365 days (366, if a leap year) from the date on which we issued your Contract. Your Account Anniversary is the last day of an Account Year. Each Account Year after the first is the 365-day period that begins on your Account Anniversary. For example, if the Issue Date is on March 12, the first Account Year is determined from the Issue Date and ends on March 12 of the following year. Your Account Anniversary is March 12 and all Account Years after the first are measured from March 12. (If the Anniversary Date falls on a non-Business Day, the previous Business Day will be used.)

ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant and while the Owner is still alive during which you make Purchase Payments under the Contract. This is called the "Accumulation Period" in the Contract.

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ADJUSTED PURCHASE PAYMENTS: Purchase Payments adjusted for partial withdrawals as described in "Calculating the Death Benefit."

*ANNUITANT: The person or persons to whom the first annuity payment is made. If either Annuitant dies prior to the Annuity Commencement Date, the surviving Annuitant will become the sole Annuitant.

ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.

ANNUITY OPTION: The method you choose for making annuity payments.

ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity payment from the Variable

Account.

APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for participation under a Group Contract or purchase of an Individual Contract.

*BENEFICIARY: Prior to the Annuity Commencement Date, the person or entity having the right to receive the death benefit and, for Non-Qualified Contracts, who, in the event of the Participant's death, is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code. After the Annuity Commencement Date, the person or entity having the right to receive any payments due under the Annuity Option elected, if applicable, upon the death of the Payee.

BUSINESS DAY: Any day the New York Stock Exchange is open for trading. Also, any day on which we make a determination of the value of a Variable Accumulation Unit.

CERTIFICATE: The document for each Participant which evidences the coverage of the Participant under a Group Contract.


COMPANY ("WE", "US", "SUN LIFE"): Sun Life Assurance Company of Canada (U.S.).


CONTRACT: Any Individual Contract, Group Contract, or Certificate issued under a Group Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.


COVERED PERSON: The person(s) identified as such in the Contract whose death will trigger the death benefit provisions of the Contract and whose medically necessary stay in a hospital or nursing facility may allow the Participant to be eligible for a waiver of the withdrawal charge. Unless otherwise noted, the Participant/Owner is the Covered Person.

DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Covered Person's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until such time as a written election is received by the Company or a distribution is required by law.

DUE PROOF OF DEATH: An original certified copy of an official death certificate, an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other information or documentation required by the Company that is necessary to make payment (e.g. taxpayer identification numbers, beneficiary names and addresses, state inheritance tax waivers, etc.).

FIXED ACCOUNT: The general account of the Company, consisting of all assets of the Company other than those allocated to a separate account of the Company.

FIXED ACCOUNT VALUE: The value of that portion of your Account allocated to the Fixed Account.

FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

FUND: A registered management investment company, or series thereof, in which assets of a Sub-Account may be invested.

GROUP CONTRACT: A Contract issued by the Company on a group basis.

GUARANTEE AMOUNT: Each separate allocation of Account Value to a particular Guarantee Period (including interest earned thereon).

GUARANTEE PERIOD: The period for which a Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE: The rate of interest we credit on a compound annual basis during any Guarantee Period.

INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

INDIVIDUAL CONTRACT: A Contract issued by the Company on an individual basis.

ISSUE DATE: The date the Contract becomes effective which is the date we apply your initial Net Purchase Payment to your Account and issue your Contract. This is called the "Date of Coverage" in the Contract.

NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

NET PURCHASE PAYMENT (NET PAYMENTS): The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax. This term is also used as described under "Calculating the Death Benefit."

NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Participant's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

OPEN DATE: The date your Application is received by the Company in good order.

*OWNER: The person, persons or entity entitled to the ownership rights stated in a Group Contract and in whose name or names the Group Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k), Section 408(p) or Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term "Owner," as used herein, shall refer to the organization entering into the Group Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.


*PARTICIPANT: In the case of an Individual Contract, the owner of the Contract. In the case of a Group Contract, the person named in the Contract who is entitled to exercise all rights and privileges of ownership under the Contract, except as reserved by the Owner. If there are two Participants, the death benefit is paid upon the death of either Participant.

PAYEE: A recipient of payments under a Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Participant, or on the Annuity Commencement Date.

PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

RENEWAL DATE: The last day of a Guarantee Period.

SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund.

SURRENDER VALUE: The amount payable on full surrender of your Contract.

VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open for trading.

VARIABLE ACCOUNT: Variable Account F of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

VARIABLE ACCOUNT VALUE: The value of that portion of your Account allocated to the Variable Account.

VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of the Variable Account.

YOU and YOUR: The terms "you" and "your" refer to "Owner," "Participant," and/or "Covered Person" as those terms are identified in the Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.


APPENDIX B

WITHDRAWALS, WITHDRAWAL CHARGES AND THE MARKET VALUE ADJUSTMENT

Part 1: Variable Account (the Market Value Adjustment does not apply to the Variable Account)

Withdrawal Charge Calculation:

Full Withdrawal:

Assume a Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made and there are no partial withdrawals. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Account, based on hypothetical Account Values.

				Payment
		Hypothetical	Free	Subject to	Withdrawal	Withdrawal
	Account	Account	Withdrawal	Withdrawal	Charge	Charge
	Year	Value	Amount	Charge	Percentage	Amount
(a)	1	$41,000	$ 4,000	$37,000	8.00%	$2,960
	2	$44,200	$ 4,000	$40,000	8.00%	$3,200
(b)	3	$47,700	$ 4,000	$40,000	7.00%	$2,800
	4	$51,500	$ 4,000	$40,000	6.00%	$2,400
(c)	5	$55,600	$55,600	$ 0	0.00%	$ 0
	6	$60,000	$60,000	$ 0	0.00%	$ 0

(a)

The free withdrawal amount in any year is equal to 10% of all of the Purchase Payments you have made. In Account Year 1, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $37,000, which equals the Account Value of $41,000 minus the free withdrawal amount of $4,000.

(b)

In Account Year 3, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The Account Value minus the free withdrawal amount is $47,700 minus $4,000, which equals $43,700; however, the amount subject to a withdrawal charge is capped at the amount of your unliquidated Purchase Payments. Therefore, the amount subject to a withdrawal charge is $40,000, which is the amount of your unliquidated Purchase Payments.

(c)	In Account Year 5, you have passed your fourth Account Anniversary, so no withdrawal charges apply to any withdrawals you make.

Partial Withdrawal:


Assume a single Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Account Year, and there is a series of four partial withdrawals made during the fourth Account Year of $3,000, $8,000, $12,000, and $22,000.

								Remaining
		Hypothetical	Free	Amount of				Free
		Account	Withdrawal	Withdrawal			Withdrawal		Hypothetical
		Value	Amount		Subject to	Withdrawal	Withdrawal	Amount	Account
	Account	Before	Before	Amount of	Withdrawal	Charge	Charge	After	Value after
	Year	Withdrawal	Withdrawal	Withdrawal	Charge	Percentage	Amount	Withdrawal	Withdrawal

	1	$41,000	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$41,000
	2	$44,200	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$44,200
	3	$47,700	$4,000	$ 0	$ 0	7.00%	$ 0	$4,000	$47,700
(a)	4	$48,200	$4,000	$ 3,000	$ 0	6.00%	$ 0	$1,000	$45,200
(b)	4	$46,000	$1,000	$ 8,000	$ 7,000	6.00%	$ 420	$ 0	$38,000
(c)	4	$38,250	$ 0	$12,000	$12,000	6.00%	$ 720	$ 0	$26,250
(d)	4	$26,650	$ 0	$22,000	$21,000	6.00%	$1,260	$ 0	$ 4,650

	Totals			$45,000	$40,000	6.00%	$2,400	$ 0	$ 4,650

(a)

In Account Year 4, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The partial withdrawal amount of $3,000 is less than the free withdrawal amount, so there is no withdrawal charge.

(b)

Since a partial withdrawal of $3,000 was taken, the remaining free withdrawal amount in Account Year 4 is $4,000 - $3,000 = $1,000. Therefore, $1,000 of the $8,000 withdrawal is not subject to a withdrawal charge, and $7,000 is subject to a withdrawal charge. Of the $11,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $7,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $33,000.

(c)

Since $4,000 of the two prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account year 4 is $4,000 - $4,000 = $0. Therefore, the entire $12,000 withdrawal is subject to a withdrawal charge. Of the $23,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $19,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $21,000.

(d)

Since $4,000 of the three prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account Year 4 is $4,000 - $4,000 = $0. The amount of unliquidated Purchase Payments remaining before this withdrawal is $21,000. Therefore, $21,000 of the $22,000 withdrawal is taken from Purchase Payments and is subject to a withdrawal charge, and $1,000 of the withdrawal is taken from earnings and is not subject to a withdrawal charge. Of the $45,000 withdrawn to date, $4,000 has been from the free withdrawal amount, $40,000 has been from Purchase Payments, and $1,000 has been from earnings. The amount of unliquidated Purchase Payments is now equal to $0. Note that if the $4,650 remaining balance was withdrawn, it would all be from earnings and not subject to a withdrawal charge. The total Account Year 4 withdrawal charges would then be $2,400, which is the same amount that was assessed for a full liquidation in Account Year 4 in the example on the previous page.

PART 2 -- Fixed Account -- Examples of the Market Value Adjustment ("MVA")

     The MVA Factor is:

                                       N/12

                          1 + I

                      (  --------  )        -1

                        1 + J + b

     These examples assume the following:
(1)	The Guarantee Amount was allocated to a 5-year Guarantee Period with a Guaranteed Interest Rate of 6% or .06.

(2)	The date of surrender is 2 years from the Expiration Date (N = 24).

(3)	The value of the Guarantee Amount on the date of surrender is $11,910.16.

(4)	The interest earned in the current Account Year is $674.16.

(5)	No transfers or partial withdrawals affecting this Guarantee Amount have been made.

(6)	Withdrawal charges, if any, are calculated in the same manner as shown in the examples in Part 1.


Example of a Negative MVA:

Assume that on the date of surrender, the current rate (J) is 8% or .08 and the b factor is zero.

                                                            N/12

                                              1 + I

    The MVA factor =     (    --------  )         -1

                                           1 + J + b

                                                          24/12

                                          1 + .06

                               =     (    ---------   )         -1

                                          1 + .08

                                                  2

                               =     (.981)              -1

                                                          24/12

                                          1 + .06

                               =     (    ---------   )         -1

                                          1 + .08

                               =     .963 -1

                               =  -  .037

The value of the Guarantee Amount less interest credited to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

          ($11,910.16 - $674.16) X (-.037) = -$415.73

-$415.73 represents the MVA that will be deducted from the value of the Guarantee Amount before the deduction of any withdrawal charge.

For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X (-.037) = -$49.06. -$49.06 represents the MVA that will be deducted from the partial withdrawal amount before the deduction of any withdrawal charge.

Example of a Positive MVA:

Assume that on the date of surrender, the current rate (J) is 5% or .05 and the b factor is zero.

                                                           N/12

                                             1 + I

    The MVA factor =     (    --------  )         -1

                                          1 + J + b

                                                           24/12

                                           1 + .06

                               =     (    --------  )         -1

                                            1 + .05

                                                      2

                                =     (1.010)            -1

                                =     1.019 -1

                                =     .019

The value of the Guarantee Amount less interested credit to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

          ($11,910.16 - $674.16) X .019 = $213.48

$213.48 represents the MVA that would be added to the value of the Guarantee Amount before the deduction of any withdrawal charge.


For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) x .019 = $25.19. $25.19 represents the MVA that would be added to the value of the partial withdrawal amount before the deduction of any withdrawal charge.



APPENDIX C

CALCULATION OF BASIC DEATH BENEFIT

Example 1:

Assume a Purchase Payment of $60,000.00 is made on the Issue Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts, that no Withdrawals are made and that the Account Value on the Death Benefit Date is $80,000.00. The calculation of the Death Benefit to be paid is as follows:
The Basic Death Benefit is the greatest of:
Account Value	=	$ 80,000.00
Cash Surrender Value*	=	$ 76,500.00
Purchase Payments	=	$100,000.00
The Basic Death Benefit would therefore be:		$100,000.00

Example 2:

Assume a Purchase Payment of $60,000.00 is made on the Issue Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $80,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $60,000.00.

The Basic Death Benefit is the greatest of:
Account Value	=	$ 60,000.00
Cash Surrender Value*	=	$ 57,000.00
Adjusted Purchase Payments**	=	$ 75,000.00
The Basic Death Benefit would therefore be:		$ 75,000.00

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."


**Adjusted Purchase Payments can be calculated as follows:

Payments x (Account Value after withdrawal Divided By Account Value before withdrawal) = $100,000.00 x ($60,000.00 Divided By $80,000.00)



APPENDIX D

CALCULATION OF 5% PREMIUM ROLL-UP OPTIONAL DEATH BENEFIT

Example 1:


Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested in the Sub-Accounts. No withdrawals are made. The Owner dies in the eighth Account Year. The Account Value on the Death Benefit Date is $135,000, and the value of the Purchase Payments accumulated at 5% until the Death Benefit Date is $140,000. The calculation of the death benefit to be paid is as follows:

The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
5% Premium Roll-Up Value *	=	$140,000
The Death Benefit Amount would therefore	=	$140,000

* The 5% Premium Roll-Up Value is capped at 2 times the Adjusted Purchase Payments. Therefore, the cap = 2 x $100,000 = $200,000.

Example 2:

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $150,000 just prior to a $30,000 withdrawal. The Account Value on the Death Benefit Date is $90,000. The calculation of the death benefit to be paid is as follows:

The Death Benefit Amount will be the greatest of:
Account Value	=	$ 90,000
Cash Surrender Value	=	$ 90,000
Total of Adjusted Purchase Payments*	=	$ 80,000
5% Premium Roll-Up Value**	=	$112,000
The Death Benefit Amount would therefore	=	$112,000


* Adjusted Purchase Payments can be calculated as follows:

Purchase Payments x (Account Value after withdrawal / Account Value before withdrawal) = $100,000 x ($120,000 / $150,000) = $80,000

** The 5% Premium Roll-Up Value is capped at 2 times the Adjusted Purchase Payments. Therefore, the cap = 2 x $80,000 = $160,000.


APPENDIX E

CALCULATION OF EARNINGS ENHANCEMENT PREMIER OPTIONAL DEATH BENEFIT

Example 1:


Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. In addition, this Contract was issued prior to the owner's 70th birthday. Assume death occurs in Account Year 7. The calculation of the Death Benefit to be paid is as follows:


The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
The Death Benefit Amount would therefore	=	$135,000


-- PLUS --

The EEB amount, calculated as follows:
Account Value minus Adjusted Purchase Payments	=	$ 35,000
45% of the above amount	=	$ 15,750
Cap of 100% of Adjusted Purchase Payments	=	$100,000
The lesser of the above two amounts = the EEB Premier amount	=	$ 15,750

The total Death Benefit would be the amount paid on the Basic Death Benefit plus the EEB Premier amount = $135,000 + $15,750 = $150,750.


Example 2:

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts and that the Account Value is $135,000 just prior to a $20,000 withdrawal. The Account Value on the Death Benefit Date is $115,000. In addition, this Contract was issued prior to the owner's 70th birthday.

The Death Benefit Amount will be the greatest of:
Account Value	=	$115,000
Cash Surrender Value*	=	$115,000
Total of Adjusted Purchase Payments**	=	$ 85,185
The Death Benefit Amount would therefore	=	$115,000

-- PLUS --
The EEB amount, calculated as follows:
Account Value minus Adjusted Purchase Payments	=	$ 29,815
45% of the above amount	=	$ 13,417
Cap of 100% of Adjusted Purchase Payments	=	$ 85,185
The lesser of the above two amounts = the EEB Premier amount	=	$ 13,417


The total Death Benefit would be the amount paid on the Basic Death Benefit plus the EEB Premier amount = $115,000 + $13,417 = $128,417.

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."

** Adjusted Purchase Payments can be calculated as follows:

Payments x (Account Value after withdrawal/Account Value before withdrawal) = $100,000 x ($115,000 Divided By $135,000) = $85,185


APPENDIX F

CALCULATION OF EARNINGS ENHANCEMENT PREMIER PLUS OPTIONAL DEATH BENEFIT

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. In addition, this Contract was issued prior to the owner's 70th birthday. Assume death occurs in Account Year 7. The calculation of the Death Benefit to be paid is as follows:
The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
The Death Benefit Amount would therefore	=	$135,000

--PLUS --

The EEB Premier Plus amount, calculated as follows:
Account Value minus Adjusted Purchase Payments	=	$ 35,000
75% of the above amount	=	$ 26,250
Cap of 150% of Adjusted Purchase Payments	=	$150,000
The lesser of the above two amounts = the EEB Premier Plus amount	=	$ 26,250

The total Death Benefit would be the amount paid on the Basic Death Benefit plus the EEB Premier Plus amount = $135,000 + $26,250 = $161,250.


*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."


APPENDIX G

CALCULATION OF EARNINGS ENHANCEMENT PREMIER WITH MAV OPTIONAL DEATH BENEFIT

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. The Maximum Anniversary Value on the Death Benefit Date is $140,000. Assume death occurs in Account Year 7. In addition, this Contract was issued prior to the owner's 70th birthday. The calculation of the Death Benefit to be paid is as follows:
The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
Maximum Anniversary Value	=	$140,000
The Death Benefit Amount would therefore	=	$140,000

--PLUS--
The EEB Premier with MAV amount, calculated as follows:
Account Value before EEB minus
Adjusted Purchase Payments	=	$ 35,000
45% of the above amount	=	$ 15,750
Cap of 100% of Adjusted Purchase Payments	=	$100,000
The lesser of the above two amounts = the EEB Premier with MAV amount	=	$ 15,750

The total Death Benefit would be the amount paid on the Maximum Anniversary Rider plus the EEB Premier with MAV amount = $140,000 + $15,750 = $155,750.

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."


APPENDIX H

CALCULATION OF EARNINGS ENHANCEMENT PREMIER WITH 5% ROLL-UP OPTIONAL DEATH BENEFIT


Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. The value of the Purchase Payments accumulated at 5% until the Death Benefit Date is $140,000. In addition, this Contract was issued prior to the owner's 70th birthday. Assume death occurs in Account Year 8. The calculation of the Death Benefit to be paid is as follows:

The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
5% Premium Roll-up Value	=	$140,000
The Death Benefit Amount would therefore	=	$140,000

--PLUS--
The EEB Premier amount, calculated as follows:
Account Value before EEB minus
Adjusted Purchase Payments	=	$ 35,000
45% of the above amount	=	$ 15,750
Cap of 100% of Adjusted Purchase Payments	=	$100,000
The lesser of the above two amounts = the EEB Premier amount	=	$ 15,750

The total Death Benefit would be the amount paid on the 5% Roll-Up Rider plus the EEB Premier amount = $140,000 + $15,750 = $155,750.

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
C/O RETIREMENT PRODUCTS AND SERVICES
P.O. BOX 9133
WELLESLEY HILLS, MASSACHUSETTS 02481

TELEPHONE:
Toll Free (800) 205-8737

GENERAL DISTRIBUTOR
Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

AUDITORS
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116



FUT_____ 2/02




PROSPECTUS

FEBRUARY 14, 2002

SELECT FOUR PLUS

VARIABLE AND FIXED ANNUITY

Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F offer the flexible payment deferred annuity contracts and certificates described in this Prospectus to groups and individuals.

You may choose among a number of variable investment options and fixed interest options. The variable options are Sub-Accounts in the Variable Account, each of which invests in shares of one of the following mutual funds or series thereof (the "Funds").
AIM Variable Insurance Funds	MFS/Sun Life Series Trust (cont.)
AIM V.I. Capital Appreciation Fund Series 2	MFS/Sun Life High Yield - S Class
AIM V.I. Growth Fund Series 2	MFS/Sun Life Massachusetts Investors Growth Stock - S Class
AIM V.I. Growth and Income Fund Series 2	MFS/Sun Life Massachusetts Investors Trust - S Class
AIM V.I. International Equity Fund Series 2	MFS/Sun Life New Discovery - S Class
AIM V.I. Value Fund Series 2	MFS/Sun Life Total Return - S Class
Alliance Variable Products Series Fund, Inc.	MFS/Sun Life Utilities - S Class
Alliance VP Premier Growth Fund	Rydex Variable Trust
Alliance VP Technology Fund	Rydex VT Nova Fund
Alliance VP Growth and Income Fund	Rydex VT OTC Fund
Alliance VP Worldwide Privatization Fund	Sun Capital Advisers Trust
Alliance VP Quasar Fund	SCsm Davis Financial Fund
Goldman Sachs Variable Insurance Trust	SCsm Davis Venture Value Fund
VIT COREsm Large Cap Growth Fund	SCsm INVESCO Energy Fund
VIT COREsm U.S. Equity Fund	SCsm INVESCO Health Sciences Fund
VIT Internet Tollkeeper Fund	SCsm INVESCO Technology Fund
VIT Capital Growth Fund	SCsm INVESCO Telecommunications Fund
INVESCO Variable Investment Funds, Inc.	SCsm Neuberger Berman Mid Cap Growth Fund
INVESCO VIF Dynamics Fund	SCsm Neuberger Berman Mid Cap Value Fund
INVESCO VIF Small Company Growth Fund	SCsm Value Equity Fund
Lord Abbett Series Fund, Inc.	SCsm Value Managed Fund
Lord Abbett Series Fund Mid Cap Value	SCsm Value Mid Cap Fund
Lord Abbett Series Fund Growth and Income	SCsm Value Small Cap Fund
Lord Abbett Series Fund International	SCsm Alger Growth Fund
Fidelity Variable Insurance Products Funds	SCsm Alger Income and Growth Fund
Fidelity VIP Contrafundtm Portfolio	SCsm Alger Small Capitalization Fund
Fidelity VIP Growth Portfolio	SCsm Investors Foundation Fund
Fidelity VIP Overseas Portfolio	SCsm Blue Chip Mid Cap Fund
MFS/Sun Life Series Trust	SCsm Select Equity Fund
MFS/Sun Life Capital Appreciation - S Class	Sun Capital Investment Grade Bond Fundsm
MFS/Sun Life Emerging Growth - S Class	Sun Capital Money Market Fundsm
MFS/Sun Life Government Securities - S Class	Sun Capital Real Estate Fundsm

The fixed account options are available for specified time periods, called Guarantee Periods, and pay interest at a guaranteed rate for each period.

Please read this Prospectus and the Fund prospectuses carefully before investing and keep them for future reference. They contain important information about the Contracts and the Funds.

We have filed a Statement of Additional Information dated February 14, 2002 (the "SAI") with the Securities and Exchange Commission (the "SEC"), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page 55 of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below (which we sometimes refer to as our "Annuity Mailing Address") or by telephoning (888) 786-2435. In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.

The Contracts are not deposits or obligations of, or guaranteed or endorsed by any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

The SEC has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Any reference in this Prospectus to receipt by us means receipt at the following address:

Sun Life Assurance Company of Canada (U.S.)
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481


PAGE
Special Terms
Product Highlights
Expense Summary
Summary of Contract Expenses
Underlying Fund Annual Expenses
Examples
Condensed Financial Information
The Annuity Contract
Communicating To Us About Your Contract
Sun Life Assurance Company of Canada (U.S.)
The Variable Account
Variable Account Options: The Funds
The Fixed Account
The Fixed Account Options: The Guarantee Periods
The Accumulation Phase
Issuing Your Contract
Amount and Frequency of Purchase Payments
Allocation of Net Purchase Payments
Your Account
Your Account Value
Variable Account Value
Fixed Account Value
Transfer Privilege
Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates
Optional Programs
Withdrawals, Withdrawal Charge and Market Value Adjustment
Cash Withdrawals
Withdrawal Charge
Types of Withdrawals Not Subject to Withdrawal Charge
Market Value Adjustment
Contract Charges
Account Fee
Administrative Expense Charge and Distribution Fee
Mortality and Expense Risk Charge
Charges for Optional Death Benefit Riders
Premium Taxes
Fund Expenses
Modification in the Case of Group Contracts
Death Benefit
Amount of Death Benefit
The Basic Death Benefit
Optional Death Benefit Riders
Spousal Continuance
Calculating the Death Benefit
Method of Paying Death Benefit
Non-Qualified Contracts
Selection and Change of Beneficiary
Payment of Death Benefit
The Income Phase -- Annuity Provisions
Selection of Annuitant(s)
Selection of the Annuity Commencement Date
Annuity Options
Selection of Annuity Option
Amount of Annuity Payments
Exchange of Variable Annuity Units
Account Fee
Annuity Payment Rates

Annuity Options as Method of Payment for Death Benefit
Other Contract Provisions
Exercise of Contract Rights
Change of Ownership
Voting of Fund Shares
Periodic Reports
Substitution of Securities
Change in Operation of Variable Account
Splitting Units
Modification
Discontinuance of New Participants
Reservation of Rights
Right to Return
Tax Considerations
U.S. Federal Income Tax Considerations
Deductibility of Purchase Payments
Pre-Distribution Taxation of Contracts
Distributions and Withdrawals from Non-Qualified Contracts
Distribution and Withdrawals from Qualified Contracts
Withholding
Investment Diversification and Control
Tax Treatment of the Company and the Variable Account
Qualified Retirement Plans
Pension and Profit-Sharing Plans
Tax-Sheltered Annuities
Individual Retirement Accounts
Roth IRAs
Status of Optional Death Benefit Riders
Puerto Rico Tax Considerations
Administration of the Contract
Distribution of the Contract
Performance Information
Available Information
Incorporation of Certain Documents by Reference
State Regulation
Legal Proceedings
Accountants
Financial Statements
Table of Contents of Statement of Additional Information
Appendix A -- Glossary
Appendix B -- Withdrawals, Withdrawal Charges and the Market Value Adjustment
Appendix C -- Calculation of Basic Death Benefit
Appendix D -- Calculation of 5% Premium Roll-Up Optional Death Benefit
Appendix E -- Calculation of Earnings Enhancement Premier Optional Death Benefit
Appendix F -- Calculation of Earnings Enhancement Premier Plus Optional Death Benefit
Appendix G -- Calculation of Earnings Enhancement Premier With MAV Optional Death Benefit
Appendix H -- Calculation of Earnings Enhancement Premier With 5% Roll-Up Optional Death Benefit


SPECIAL TERMS

Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

PRODUCT HIGHLIGHTS

The headings in this section correspond to headings in the Prospectus under which we discuss these topics in more detail.

The Annuity Contract

The Futurity Select Four Plus Fixed and Variable Annuity Contract provides a number of important benefits for your retirement planning. During the Accumulation Phase, you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options. During the Income Phase, we make annuity payments to you or someone else based on the amount you have accumulated. The Contract provides tax-deferral so that you do not pay taxes on your earnings until you withdraw them. The Contract also provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by purchasing an optional death benefit rider.

The Accumulation Phase

Under most circumstances, you can buy the Contract with an initial Purchase Payment of $10,000 or more, and you can make additional Purchase Payments of at least $1,000 at any time during the Accumulation Phase. We will not normally accept a Purchase Payment if your Account Value is over $2 million or, if the Purchase Payment would cause your Account Value to exceed $2 million.

Variable Account Options: The Funds

You can allocate your Purchase Payments among the Sub-Accounts investing in a number of Fund options. Each Fund is either a mutual fund registered under the Investment Company Act of 1940 or a separate series of shares of such a mutual fund. The investment returns on the Funds are not guaranteed. You can make or lose money. You can make transfers among the Funds and the Fixed Account Options.

The Fixed Account Options: The Guarantee Periods

You can allocate your Purchase Payments to the Fixed Account and elect to invest in one or more of the Guarantee Periods we make available from time to time. Each Guarantee Period earns interest at a Guaranteed Interest Rate that we publish. We may change the Guaranteed Interest Rate from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate permitted by law. Once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period. We may offer Guarantee Periods of different durations or stop offering some Guarantee Periods. Once we stop offering a Guarantee Period of a particular duration, future allocations, transfers or renewals into that Guarantee Period will not be permitted.


Expense Summary

The Contract has insurance features and investment features, and there are costs related to each.

If your Account Value is less than $100,000 on your Account Anniversary, we deduct a $50 Annual Account Fee. We will waive the Account Fee if your Contract was fully invested in the Fixed Account during the entire Account Year.

In addition, we deduct a mortality and expense risk charge of 1.30% of the average daily value of the Contract invested in the Variable Account (1.50% if you are age 76 or older on the Open Date). We also deduct an administrative charge of 0.15% of the average daily value and a distribution charge of 0.20% of the average daily value of the Contract invested in the Variable Account.

Currently, you can make 12 free transfers each year; however, we reserve the right to impose a charge of up to $15 per transfer.

If you take more than a specified amount of money out of your Contract, we assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge (also known as a "contingent deferred sales charge") starts at 8% in the first Account Year and declines to 0% after four years.

If you elect an optional death benefit rider, we will deduct, during the Accumulation Phase, an additional charge from the assets of the Variable Account ranging from 0.20% to 0.40% of the average daily value of your Contract depending upon which optional death benefit rider you elected.

In addition to the charges we impose under the Contract, there are also charges (which include management fees and operating expenses) imposed by the Funds, which range from 0.83% to 4.60% of the average daily net assets of the Fund, depending upon which Fund(s) you have selected.

The Income Phase: Annuity Provisions

If you want to receive regular income from your annuity, you can select one of a several Annuity Options. Subject to the Maximum Annuity Commencement Date, you can choose to receive annuity payments from either the Fixed Account or from the available Variable Account options. If you choose to have any part of your annuity payments come from the Variable Account, the dollar amount of the payments may fluctuate with the performance of the Funds. Subject to the Maximum Annuity Commencement Date, you decide when your Income Phase will begin but, once it begins, you cannot change your choice of annuity payment options.

Death Benefit

If you die before the Contract reaches the Income Phase, the beneficiary will receive a death benefit. The amount of the death benefit depends upon your age on the Open Date and whether you choose the basic death benefit or, for a fee, an optional death benefit rider. If you are 85 or younger on the Open Date, the basic death benefit pays the greatest of your Account Value, your Surrender Value, or your total Purchase Payments (adjusted for withdrawals), all calculated as of your Death Benefit Date. If you were 86 or older on the Open Date, the basic death benefit is equal to the Surrender Value. Subject to availability in your state, you may enhance the basic death benefit by electing one of the optional death benefit riders. You must make your election before the date on which your Contract becomes effective. The riders are only available if you are younger than 80 on the Open Date. Any optional death benefit rider election may not be changed after your Contract is issued.

Withdrawals, Withdrawal Charge and Market Value Adjustment

You can withdraw money from your Contract during the Accumulation Phase. You may withdraw a portion of your Account Value each year without the imposition of a withdrawal charge. During the first four Account Years, this "free withdrawal amount" is equal to 10% of the amount of all Purchase Payments made. All other amounts are subject to the withdrawal charge. After the end of the fourth Account Year, any amount you withdraw is free of withdrawal charges. In addition to the withdrawal charge, amounts you withdraw, transfer or annuitize from the Fixed Account before your Guarantee Period has ended may also be subject to a Market Value Adjustment (see "Market Value Adjustment"). You may also have to pay income taxes and tax penalties on money you withdraw.

Right to Return

Your Contract contains a "free look" provision. If you cancel your Contract within 10 days after receiving it, we will send you, depending upon the laws of your state, either the full amount of all of your Purchase Payments or your Account Value as of the day we receive your cancellation request. (This amount may be more or less than the original Purchase Payment). We will not deduct a withdrawal charge or a Market Value Adjustment.

Tax Considerations

Your earnings are not taxed until you take them out. If you withdraw money during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty.

If you have any questions about your Contract or need more information, please contact us at:
Sun Life Assurance Company of Canada (U.S.)
c/o Retirement Products and Services
P. O. Box 9133
Wellesley Hills, Massachusetts 02481
Toll Free (888) 786-2435


EXPENSE SUMMARY

The purpose of the following table is to help you understand the costs and expenses that you will bear directly and indirectly under a contract when you allocate money to the Variable Account. The table reflects expenses of the Variable Account as well as of each Fund. The table should be considered together with the narrative provided under the heading "Contract Charges" in this Prospectus, and with the Funds' prospectus (es). In addition to the expenses listed below, we may deduct premium taxes, where required by state law.

SUMMARY OF CONTRACT EXPENSES

Transaction Expenses
Sales Load Imposed on Purchase Payments	$ 0

Deferred Sales Load (as a percentage of Purchase Payments withdrawn) (1)
Number of Account Years Since Issue Date
0 - 1	8%
1 - 2	8%
2 - 3	7%
3 - 4	6%
4 or more	0%
Transfer Fee (2)	$ 15
Annual Account Fee per Contract or Certificate (3)	$ 50

Variable Account Annual Expenses (as a percentage of average Variable Account assets)
If you are age 75 or younger on the OpenDate (4):		If you are age 76 or older on the Open Date (4):
Mortality and Expense Risks Charge	1.30%	Mortality and Expense Risks Charge	1.50%
Administrative Expenses Charge	0.15%	Administrative Expenses Charge	0.15%
Distribution Fee	0.20%	Distribution Fee	0.20%
Total Variable Annuity Annual Expenses	1.65%	Total Variable Annuity Annual Expenses	1.85%
Maximum Total Variable Annuity Annual		Maximum Total Variable Annuity Annual
Expenses* (if optional death benefit		Expenses* (if optional death benefit
riders selected)	2.05%	riders selected)	2.25%

*Optional Death Benefit Charge if one of the optional death benefits is elected (applies only during the Accumulation Phase):
Riders Elected (5)	% of Average Daily Value

"MAV"	0.20%
"5% Roll-Up"	0.20%
"EEB Premier"	0.25%
"EEB Premier with MAV"	0.40%
"EEB Premier with 5% Roll-Up"	0.40%
"EEB Premier Plus"	0.40%

(1)

During the first four Account Years a portion of your Account may be withdrawn each year without imposition of any withdrawal charge and, after your fourth Account Anniversary, any amount you withdraw is free of withdrawal charges.

(2)

Currently, we impose no fee upon transfers; however, we reserve the right to impose a fee of up to $15 per transfer. In addition, a Market Value Adjustment may be imposed on amounts transferred from or within the Fixed Account.

(3)	The annual Account Fee is waived on Contracts greater than $100,000 in value on your Account Anniversary.

(4)

After annuitization, the sum of the mortality and expense risks charge, the administrative expenses charge, and distribution fee will never be greater than 1.65% of average Variable Account assets, regardless of your age on the Issue Date.

(5)	The optional death benefit riders are defined under "Death Benefit."


UNDERLYING FUND ANNUAL EXPENSES

(numbers in parentheses represent expenses after any fee waivers or expense reimbursements) 2

(as a percentage of Fund net assets)
	Management	Other Fund	12b-1 or	Total Annual Fund
Fund	Fees	Expenses	Service Fees	Expenses

AIM V.I. Capital Appreciation Fund Series 2	0.61%	0.21%	0.25%	1.07%
AIM V.I. Growth Fund Series 2	0.61%	0.22%	0.25%	1.08%
AIM V.I. Growth and Income Fund Series 2	0.60%	0.24%	0.25%	1.09%
AIM V.I. International Equity Fund Series 2	0.73%	0.29%	0.25%	1.27%
AIM V.I. Value Fund Series 2	0.61%	0.23%	0.25%	1.09%
Alliance VP Premier Growth Fund (3)	1.00%	0.05%	0.25%	1.30%
Alliance VP Technology Fund (3)	0.97%	0.09%	0.25%	1.31% [1.33%]
Alliance VP Growth and Income Fund (3)	0.63%	0.07%	0.25%	0.95%
Alliance VP Worldwide Privatization Fund (3)	0.51%	0.44%	0.25%	1.20% [1.80%]
Alliance VP Quasar Fund (3)	0.81%	0.14%	0.25%	1.20% [1.41%]
Goldman Sachs VIT COREsm U.S. Equity Fund (4)	0.70%	0.20%		0.90% [1.52%]
Goldman Sachs VIT Capital Growth Fund (4)	0.75%	0.25%		1.00% [1.84%]
INVESCO VIF Dynamics Fund (5)	0.75%	0.09%	0.25%	1.09%
INVESCO VIF Small Company Growth Fund (5)	0.75%	0.37%	0.25%	1.37% [1.43%]
Lord Abbett Series Fund Mid Cap Value (6)	0.75%	0.10%	0.25%	1.10% [1.56%]
Lord Abbett Series Fund Growth and Income (6)	0.50%	0.27%	0.25%	1.02%
Lord Abbett Series Fund International (6)	1.00%	0.10%	0.25%	1.35% [2.37%]
Fidelity VIP Contrafundtm Portfolio (7)	0.57%	0.10%	0.25%	0.92%
Fidelity VIP Growth Portfolio (7)	0.57%	0.09%	0.25%	0.91%
Fidelity VIP Overseas Portfolio (7)	0.72%	0.18%	0.25%	1.15%
MFS/Sun Life Capital Appreciation - S Class (8)	0.71%	0.04%		0.75%
MFS/Sun Life Emerging Growth - S Class (8)	0.69%	0.05%		0.74%
MFS/Sun Life Government Securities - S Class	0.55%	0.07%		0.62%
MFS/Sun Life High Yield - S Class (8)	0.75%	0.08%		0.83%
MFS/Sun Life Massachusetts Investors
Growth Stock - S Class	0.75%	0.06%		0.81%
MFS/Sun Life Massachusetts Investors Trust - S Class (8)	0.55%	0.05%		0.60%
MFS/Sun Life New Discovery - S Class	0.90%	0.09%		0.99%
MFS/Sun Life Total Return - S Class (8)	0.66%	0.04%		0.70%
MFS/Sun Life Utilities - S Class (8)	0.72%	0.08%		0.80%
Rydex VT Nova Fund	0.75%	0.42%	0.25%	1.42%
Rydex VT OTC Fund	0.75%	0.46%	0.25%	1.46%
SCsm Davis Financial Fund (9)(10)	0.75%	0.15%		0.90% [5.50%]
SCsm Davis Venture Value Fund (9)(10)	0.75%	0.15%		0.90% [3.20%]
SCsm INVESCO Energy Fund (9)(11)	1.05%	0.20%		1.25% [5.00%]
SCsm INVESCO Health Sciences Fund (9)(11)	1.05%	0.20%		1.25% [5.00%]
SCsm INVESCO Telecommunications Fund (9)(11)	1.05%	0.20%		1.25% [5.00%]
SCsm INVESCO Technology Fund (9)(11)	1.05%	0.20%		1.25% [5.00%]
SCsm Neuberger Berman Mid Cap Growth Fund (9)(12)	0.95%	0.15%		1.10% [5.00%]
SCsm Neuberger Berman Mid Cap Value Fund (9)(12)	0.95%	0.15%		1.10% [5.00%]
SCsm Value Equity Fund (9)(13)	0.80%	0.10%		0.90% [7.65%]
SCsm Value Managed Fund (9)(13)	0.80%	0.10%		0.90% [7.84%]
SCsm Value Mid Cap Fund (9)(13)	0.80%	0.20%		1.00% [4.27%]
SCsm Value Small Cap Fund (9)(13)	0.80%	0.20%		1.00% [5.02%]
SCsm Alger Growth Fund	0.75%	0.04%		0.79%
SCsm Alger Income and Growth Fund	0.62%	0.08%		0.70%
SCsm Alger Small Capitalization Fund	0.85%	0.05%		0.90%
SCsm Blue Chip Mid Cap Fund (9)(14)	0.80%	0.20%		1.00% [1.96%]
SCsm Investors Foundation Fund (9)(14)	0.75%	0.15%		0.90% [3.99%]
SCsm Select Equity Fund (9)(14)	0.75%	0.15%		0.90% [2.44%]
Sun Capital Investment Grade Bond Fundsm (9)	0.60%	0.15%		0.75% [1.31%]
Sun Capital Money Market Fundsm (9)	0.50%	0.15%		0.65% [1.22%]
Sun Capital Real Estate Fundsm (9)	0.95%	0.30%		1.25% [2.67%]

--------------------------------------------------------------------------------------------------
(1)	The information relating to Fund expenses was provided by the Funds and we have not independently verified it. You should consult the Fund prospectuses for more information about Fund expenses.

(2)

All expense figures are shown after expense reimbursements or waivers, except for the bracketed figures which show what the expense figures would have been absent reimbursement. All expense figures are based on actual expenses for the fiscal year ended December 31, 2000, except that (a) the expense figures shown for SCsm INVESCO Energy Fund, SCsm INVESCO Health Sciences Fund, SCsm INVESCO Telecommunications Fund, SCsm INVESCO Technology Fund, SCsm Neuberger Berman Mid Cap Growth Fund, SCsm Neuberger Berman Mid Cap Value Fund, SCsm Alger Growth Fund, SCsm Alger Income and Growth Fund, and SCsm Alger Small Capitalization Fund are estimates for the year 2001 and (b) certain information relating to the Lord Abbett Series Fund has been restated as described in note (7) below. No actual expense figures are shown for the Funds listed in (a) because they commenced operations in May of 2001, and, therefore, have less than 10 months of investment experience.

(3)	For the year ended December 31, 2000, the investment advisor has voluntarily agreed to waive fund expenses to the extent such expenses exceed the "Total Fund Annual Expenses" shown in the table.

(4)

The investment adviser to the Goldman Sachs VIT COREsm U.S. Equity Fund has voluntarily agreed to reduce or limit certain "Other Expenses" of such Fund (excluding management fees, taxes, interest, and brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.20% per annum of the Fund's average daily net assets. Fee waivers and expense reimbursements for the Goldman Sachs VIT Funds may be discontinued at any time.

(5)

The INVESCO VIF Dynamics and INVESCO VIF Small Company Growth Funds' actual "Other Fund Expenses" and "Total Annual Fund Expenses" were lower than the figures shown, because their custodian fees were reduced under an expense offset arrangement.

(6)

For the year ended December 31, 2000, Lord, Abbett & Co. voluntarily waived its management fees of 0.75% of average daily net assets of Mid Cap Value Portfolio and 1.00% of average daily net assets of International Portfolio and voluntarily reimbursed all other fund expenses of the Mid Cap Value Portfolio and the International Portfolio. For the year 2001, Lord, Abbett & Co. does not intend to waive it management fees for these Portfolios but has agreed formally to continue to reimburse a portion of the Mid Cap Value Portfolio's and International Portfolio's expenses to the extent necessary to maintain its "Other Fund Expenses After Reimbursement" and "12b-1 or Service Fees" at an aggregate of 0.35% of its average net assets. In light of these developments, the information in the chart above relating to these portfolios has been restated to reflect the fees that are expected to be applicable during 2001.

(7)

Actual annual operating expenses of the Fidelity Funds were lower than those shown in the table because a portion of the brokerage commissions that each Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. Fidelity may terminate the expense reimbursement at any time. Had these reductions been taken into account, total expenses would have been lower: 0.90% for VIP Contrafundtm, 0.90% for VIP Growth, and 1.13% for VIP Overseas.

(8)

The MFS/SUN Life Series Trust has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent, and may enter into such other arrangements and directed brokerage arrangement (which would also have the effect of reducing the Fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, "Total Fund Annual Expenses" would have been lower for certain series:

MFS/Sun Life Capital Appreciation Series	0.74%
MFS/Sun Life Emerging Growth Series	0.73%
MFS/Sun Life High Yield Series	0.82%
MFS/Sun Life Massachusetts Investors Trust Series	0.59%
MFS/Sun Life Total Return Series	0.69%
MFS/Sun Life Utilities Series	0.79%

(9)

For the year ended December 31, 2000, the investment adviser waived all investment advisory fees of all Funds other than Sun Capital Investment Grade Bond Fundsm, for which the investment adviser waived a portion of its fees. Fee waivers and expense reimbursements for the Sun Capital Funds may be discontinued at any time after May 1, 2002. To the extent that the expense ratio of any Fund in the Sun Capital Advisers Trust falls below the Fund's expense limit, the Fund's adviser reserves the right to be reimbursed for management fees waived and Fund expenses paid by it during the prior two years.

(10)	The management fee for each of the SCsm Davis Funds decreases to 0.70% as the daily net assets of each Fund exceed $500 million.

(11)	The management fee for each of the SCsm INVESCO Funds decreases to 1.00% as the daily net assets of the Funds exceed $750 million.

(12)	The management fee for each of the SCsm Neuberger Berman Funds decreases to 0.90% as the daily net assets of the Funds exceed $750 million.

(13)

The management fee for each of the SCsm Value Funds decreases to 0.75% as the daily net assets of each Fund exceed $400 million, and decreases to 0.70% as the daily net assets of each Fund exceed $800 million.

(14)

The management fees for each of the SCsm Blue Chip Mid Cap Fund, the SCsm Investors Foundation Fund, and the SCsm Select Equity Fund decreases to 0.75%, 0.70%, and 0.70% respectively, as the daily net assets of each Fund exceed $300 million.


EXAMPLES

The following examples should not be considered to be representations of past or future expenses, and actual expenses may be greater or lower than those shown. The examples assume that all current waivers and reimbursements continue throughout all periods.

If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $50,000, a 5% annual return and no optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM V.I. Capital Appreciation Fund Series 2	$102	$155	$149	$315
AIM V.I. Growth Fund Series 2	102	155	149	316
AIM V.I. Growth and Income Fund Series 2	102	156	150	317
AIM V.I. International Equity Fund Series 2	104	161	159	334
AIM V.I. Value Fund Series 2	102	156	150	317
Alliance VP Premier Growth Fund	104	161	160	336
Alliance VP Technology Fund	104	162	161	337
Alliance VP Growth and Income Fund	101	152	143	303
Alliance VP Worldwide Privatization Fund	103	159	155	327
Alliance VP Quasar Fund	103	159	155	327
Goldman Sachs VIT COREsm U.S. Equity Fund	101	150	141	298
Goldman Sachs VIT Capital Growth Fund	102	153	145	308
INVESCO VIF Dynamics Fund	102	156	150	317
INVESCO VIF Small Company Growth Fund	105	163	163	343
Lord Abbett Series Fund Mid Cap Value	103	156	150	318
Lord Abbett Series Fund Growth and Income	102	154	146	310
Lord Abbett Series Fund International	105	163	163	341
Fidelity VIP Contrafundtm Portfolio	101	151	141	300
Fidelity VIP Growth Portfolio	101	151	141	299
Fidelity VIP Overseas Portfolio	103	157	153	322
MFS/Sun Life Capital Appreciation - S Class	102	153	145	308
MFS/Sun Life Emerging Growth - S Class	102	153	145	307
MFS/Sun Life Government Securities - S Class	100	150	139	295
MFS/Sun Life High Yield - S Class	102	155	149	316
MFS/Sun Life Massachusetts Investors Growth Stock - S Class	102	155	148	314
MFS/Sun Life Massachusetts Investors Trust - S Class	100	149	138	293
MFS/Sun Life New Discovery - S Class	104	160	157	331
MFS/Sun Life Total Return - S Class.	101	152	143	303
MFS/Sun Life Utilities - S Class	102	155	148	313
Rydex VT Nova Fund	105	165	166	348
Rydex VT OTC Fund	106	166	168	351
SCsm Davis Financial Fund	101	150	141	298
SCsm Davis Venture Value Fund	101	150	141	298
SCsm INVESCO Energy Fund	104	160	158	332
SCsm INVESCO Health Science Fund	104	160	158	332
SCsm INVESCO Telecommunications Fund	104	160	158	332
SCsm INVESCO Technology Fund	104	160	158	332
SCsm Neuberger Berman Mid Cap Growth Fund	103	156	150	318
SCsm Neuberger Berman Mid Cap Value Fund	103	156	150	318
SCsm Value Equity Fund	101	150	141	298
SCsm Value Managed Fund	101	150	141	298
SCsm Value Mid Cap Fund	102	153	145	308
SCsm Value Small Cap Fund	102	153	145	308
SCsm Alger Growth Fund	100	147	135	288
SCsm Alger Income and Growth Fund	99	145	131	279
SCsm Alger Small Capitalization Fund	101	150	141	298
SCsm Blue Chip Mid Cap Fund	102	153	145	308
SCsm Investors Foundation Fund	101	150	141	298
SCsm Select Equity Fund	101	150	141	298
Sun Capital Investment Grade Bond Fundsm	99	146	133	284
Sun Capital Money Market Fundsm	98	143	128	274
Sun Capital Real Estate Fundsm	104	160	158	332


If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $50,000, and the EEB Premier Plus optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM V.I. Capital Appreciation Fund Series 2	$106	$166	$168	$352
AIM V.I. Growth Fund Series 2	106	166	169	353
AIM V.I. Growth and Income Fund Series 2	106	167	169	354
AIM V.I. International Equity Fund Series 2	108	171	178	370
AIM V.I. Value Fund Series 2	106	167	169	354
Alliance VP Premier Growth Fund	108	172	179	373
Alliance VP Technology Fund	108	173	180	374
Alliance VP Growth and Income Fund	105	163	163	341
Alliance VP Worldwide Privatization Fund	107	170	175	364
Alliance VP Quasar Fund	107	170	175	364
Goldman Sachs VIT COREsm U.S. Equity Fund	104	161	160	336
Goldman Sachs VIT Capital Growth Fund	105	164	165	346
INVESCO VIF Dynamics Fund	106	167	169	354
INVESCO VIF Small Company Growth Fund	109	174	183	379
Lord Abbett Series Fund Mid Cap Value	106	167	170	355
Lord Abbett Series Fund Growth and Income	105	165	166	348
Lord Abbett Series Fund International	108	174	182	377
Fidelity VIP Contrafundtm Portfolio	105	162	161	338
Fidelity VIP Growth Portfolio	104	162	161	337
Fidelity VIP Overseas Portfolio	107	168	172	359
MFS/Sun Life Capital Appreciation - S Class	105	164	165	346
MFS/Sun Life Emerging Growth - S Class	105	164	164	345
MFS/Sun Life Government Securities - S Class	104	161	159	334
MFS/Sun Life High Yield - S Class	106	166	169	353
MFS/Sun Life Massachusetts Investors Growth Stock - S Class	106	166	168	351
MFS/Sun Life Massachusetts Investors Trust - S Class	104	160	158	332
MFS/Sun Life New Discovery - S Class	107	171	176	368
MFS/Sun Life Total Return - S Class.	105	163	163	341
MFS/Sun Life Utilities - S Class	106	165	167	350
Rydex VT Nova Fund	109	175	185	384
Rydex VT OTC Fund	109	177	187	387
SCsm Davis Financial Fund	104	161	160	336
SCsm Davis Venture Value Fund	104	161	160	336
SCsm INVESCO Energy Fund	108	171	177	368
SCsm INVESCO Health Science Fund	108	171	177	368
SCsm INVESCO Telecommunications Fund	108	171	177	368
SCsm INVESCO Technology Fund	108	171	177	368
SCsm Neuberger Berman Mid Cap Growth Fund	106	167	170	355
SCsm Neuberger Berman Mid Cap Value Fund	106	167	170	355
SCsm Value Equity Fund	104	161	160	336
SCsm Value Managed Fund	104	161	160	336
SCsm Value Mid Cap Fund	105	164	165	346
SCsm Value Small Cap Fund	105	164	165	346
SCsm Alger Growth Fund	103	158	155	326
SCsm Alger Income and Growth Fund	103	156	150	318
SCsm Alger Small Capitalization Fund	104	161	160	336
SCsm Blue Chip Mid Cap Fund	105	164	165	346
SCsm Investors Foundation Fund	104	161	160	336
SCsm Select Equity Fund	104	161	160	336
Sun Capital Investment Grade Bond Fundsm	103	157	153	322
Sun Capital Money Market Fundsm	102	155	148	313
Sun Capital Real Estate Fundsm	108	171	177	368

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If you do NOT surrender your Contract, or if you annuitize at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $50,000, a 5% annual return and no optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM V.I. Capital Appreciation Fund Series 2	$29	$87	$149	$315
AIM V.I. Growth Fund Series 2	29	88	149	316
AIM V.I. Growth and Income Fund Series 2	29	88	150	317
AIM V.I. International Equity Fund Series 2	30	93	159	334
AIM V.I. Value Fund Series 2	29	88	150	317
Alliance VP Premier Growth Fund	31	94	160	336
Alliance VP Technology Fund	31	95	161	337
Alliance VP Growth and Income Fund	27	84	143	303
Alliance VP Worldwide Privatization Fund	30	91	155	327
Alliance VP Quasar Fund	30	91	155	327
Goldman Sachs VIT COREsm U.S. Equity Fund	27	82	141	298
Goldman Sachs VIT Capital Growth Fund	28	85	145	308
INVESCO VIF Dynamics Fund	29	88	150	317
INVESCO VIF Small Company Growth Fund	31	96	163	343
Lord Abbett Series Fund Mid Cap Value	29	88	150	318
Lord Abbett Series Fund Growth and Income	28	86	146	310
Lord Abbett Series Fund International	31	96	163	341
Fidelity VIP Contrafundtm Portfolio	27	83	141	300
Fidelity VIP Growth Portfolio	27	83	141	299
Fidelity VIP Overseas Portfolio	29	90	153	322
MFS/Sun Life Capital Appreciation - S Class	28	85	145	308
MFS/Sun Life Emerging Growth - S Class	28	85	145	307
MFS/Sun Life Government Securities - S Class	27	81	139	295
MFS/Sun Life High Yield - S Class	29	88	149	316
MFS/Sun Life Massachusetts Investors Growth Stock - S Class	28	87	148	314
MFS/Sun Life Massachusetts Investors Trust - S Class	26	81	138	293
MFS/Sun Life New Discovery - S Class	30	92	157	331
MFS/Sun Life Total Return - S Class.	27	84	143	303
MFS/Sun Life Utilities - S Class	28	87	148	313
Rydex VT Nova Fund	32	98	166	348
Rydex VT OTC Fund	32	99	168	351
SCsm Davis Financial Fund	27	82	141	298
SCsm Davis Venture Value Fund	27	82	141	298
SCsm INVESCO Energy Fund	30	93	158	332
SCsm INVESCO Health Science Fund	30	93	158	332
SCsm INVESCO Telecommunications Fund	30	93	158	332
SCsm INVESCO Technology Fund	30	93	158	332
SCsm Neuberger Berman Mid Cap Growth Fund	29	88	150	318
SCsm Neuberger Berman Mid Cap Value Fund	29	88	150	318
SCsm Value Equity Fund	27	82	141	298
SCsm Value Managed Fund	27	82	141	298
SCsm Value Mid Cap Fund	28	85	145	308
SCsm Value Small Cap Fund	28	85	145	308
SCsm Alger Growth Fund	26	79	135	288
SCsm Alger Income and Growth Fund	25	76	131	279
SCsm Alger Small Capitalization Fund	27	82	141	298
SCsm Blue Chip Mid Cap Fund	28	85	145	308
SCsm Investors Foundation Fund	27	82	141	298
SCsm Select Equity Fund	27	82	141	298
Sun Capital Investment Grade Bond Fundsm	25	78	133	284
Sun Capital Money Market Fundsm	24	75	128	274
Sun Capital Real Estate Fundsm	30	93	158	332


If you do NOT surrender your Contract, or if you annuitize at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $50,000, and the EEB Premier Plus optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM V.I. Capital Appreciation Fund Series 2	$32	$99	$168	$352
AIM V.I. Growth Fund Series 2	33	99	169	353
AIM V.I. Growth and Income Fund Series 2	33	100	169	354
AIM V.I. International Equity Fund Series 2	34	105	178	370
AIM V.I. Value Fund Series 2	33	100	169	354
Alliance VP Premier Growth Fund	35	106	179	373
Alliance VP Technology Fund	35	106	180	374
Alliance VP Growth and Income Fund	31	96	163	341
Alliance VP Worldwide Privatization Fund	34	103	175	364
Alliance VP Quasar Fund	34	103	175	364
Goldman Sachs VIT COREsm U.S. Equity Fund	31	94	160	336
Goldman Sachs VIT Capital Growth Fund	32	97	165	346
INVESCO VIF Dynamics Fund	33	100	169	354
INVESCO VIF Small Company Growth Fund	35	108	183	379
Lord Abbett Series Fund Mid Cap Value	33	100	170	355
Lord Abbett Series Fund Growth and Income	32	98	166	348
Lord Abbett Series Fund International	35	107	182	377
Fidelity VIP Contrafundtm Portfolio	31	95	161	338
Fidelity VIP Growth Portfolio	31	95	161	337
Fidelity VIP Overseas Portfolio	33	102	172	359
MFS/Sun Life Capital Appreciation - S Class	32	97	165	346
MFS/Sun Life Emerging Growth - S Class	32	97	164	345
MFS/Sun Life Government Securities - S Class	30	93	159	334
MFS/Sun Life High Yield - S Class	33	99	169	353
MFS/Sun Life Massachusetts Investors Growth Stock - S Class	32	99	168	351
MFS/Sun Life Massachusetts Investors Trust - S Class	30	93	158	332
MFS/Sun Life New Discovery - S Class	34	104	176	368
MFS/Sun Life Total Return - S Class.	31	96	163	341
MFS/Sun Life Utilities - S Class	32	99	167	350
Rydex VT Nova Fund	36	109	185	384
Rydex VT OTC Fund	36	111	187	387
SCsm Davis Financial Fund	31	94	160	336
SCsm Davis Venture Value Fund	31	94	160	336
SCsm INVESCO Energy Fund	34	104	177	368
SCsm INVESCO Health Science Fund	34	104	177	368
SCsm INVESCO Telecommunications Fund	34	104	177	368
SCsm INVESCO Technology Fund	34	104	177	368
SCsm Neuberger Berman Mid Cap Growth Fund	33	100	170	355
SCsm Neuberger Berman Mid Cap Value Fund	33	100	170	355
SCsm Value Equity Fund	31	94	160	336
SCsm Value Managed Fund	31	94	160	336
SCsm Value Mid Cap Fund	32	97	165	346
SCsm Value Small Cap Fund	32	97	165	346
SCsm Alger Growth Fund	30	91	155	326
SCsm Alger Income and Growth Fund	29	88	150	318
SCsm Alger Small Capitalization Fund	31	94	160	336
SCsm Blue Chip Mid Cap Fund	32	97	165	346
SCsm Investors Foundation Fund	31	94	160	336
SCsm Select Equity Fund	31	94	160	336
Sun Capital Investment Grade Bond Fundsm	29	90	153	322
Sun Capital Money Market Fundsm	28	87	148	313
Sun Capital Real Estate Fundsm	34	104	177	368

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CONDENSED FINANCIAL INFORMATION

The Contracts described in this Prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is included in this Prospectus. Sun Life's financial statements and those for the Variable Account are in the Statement of Additional Information.

THE ANNUITY CONTRACT

Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") offer the Contract to groups and individuals for use in connection with their retirement plans. The Contract is available on a group basis and, in certain states, may be available on an individual basis. We issue an Individual Contract directly to the individual owner of the Contract. We issue a Group Contract to the Owner, covering all individuals participating under the Group Contract; each individual receives a Certificate that evidences his or her participation under the Group Contract.

In this Prospectus, unless we state otherwise, we refer to both the owners of Individual Contracts and participating individuals under Group Contracts as "Participants" and we address all Participants as "you"; we use the term "Contracts" to include Individual Contracts, Group Contracts, and Certificates issued under Group Contracts. For the purpose of determining benefits under both Individual Contracts and Group Contracts, we establish an Account for each Participant, which we will refer to as "your" Account or a "Participant Account."

Your Contract provides a number of important benefits for your retirement planning. It has an Accumulation Phase, during which you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options, and an Income Phase, during which we make annuity payments based on the amount you have accumulated. Your Contract provides tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. It provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by electing an optional death benefit riders and paying an additional charge for the optional death benefit rider you elect. Finally, if you so elect, during the Income Phase we will make annuity payments to you or someone else for life or for another period that you choose.

You choose these benefits on a variable or fixed basis or a combination of both. When you choose Variable Account investment options or a Variable Annuity option, your benefits will be responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from different types of investments. With these variable options, you assume all investment risk under your Contract. When you choose a Guarantee Period in our Fixed Account or a Fixed Annuity option, we assume the investment risk, except in the case of early withdrawals in the Accumulation Phase, where you bear the risk of unfavorable interest rate changes. You also bear the risk that the interest rates we will offer in the future and the rates we will use in determining your Fixed Annuity might not exceed our minimum guaranteed rate. Our minimum guaranteed interest rate will never be less than that required by law.

The Contract is designed for use in connection with retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as "Qualified Contracts," and all other Contracts as "Non-Qualified Contracts."

COMMUNICATING TO US ABOUT YOUR CONTRACT

All materials sent to us, including Purchase Payments, must be sent to our Annuity Mailing Address as set forth on the first page of this Prospectus. For all telephone communications, you must call (888) 786-2435.

Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Annuity Mailing Address. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after 4:00 p.m., Eastern Time.

When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We do business in 49 states, the District of Columbia, and Puerto Rico, and we have an insurance company subsidiary that does business in New York. Our Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London, and Manila stock exchanges.

THE VARIABLE ACCOUNT

We established the Variable Account as a separate account on July 13, 1989, pursuant to a resolution of our Board of Directors. The Variable Account funds the Contract and various other variable annuity and variable life insurance product contracts which we offer. These other products may have features, benefits and charges that are different from those under the Contract.

Under Delaware insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contract and other variable annuity and variable life insurance contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under a Contract, including the promise to make annuity payments, are general corporate obligations of the Company.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated to the Variable Account will be used to purchase Fund shares as designated by you at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional Fund shares at their net asset value. Deductions will be made from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses and any applicable taxes. The Variable Account will be fully invested in Fund shares at all times.

VARIABLE ACCOUNT OPTIONS:

THE FUNDS

The Contract offers Sub-Accounts that invest in a number of Fund investment options, which are briefly discussed below. Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.

More comprehensive information about the Funds, including a discussion of their management, investment objectives, expenses, and potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses"). The Fund Prospectuses should be read in conjunction with this Prospectus before you invest. A copy of each Fund Prospectus, as well as a statement of additional information for each Fund, may be obtained without charge from the company by calling (888) 786-2435 or by writing to Sun Life Assurance Company of Canada (U.S.), c/o Retirement Products and Services, P.O. Box 9133, Wellesley Hills, Massachusetts 02481.


The Funds currently available are:

AIM Variable Insurance Funds (advised by AIM Advisors, Inc.)

AIM V.I. Capital Appreciation Fund Series 2 seeks growth of capital by investing principally in common stocks or companies which the Fund's portfolio managers believe are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above- average, long-term growth in earnings and have excellent prospects for future growth.

AIM V.I. Growth Fund Series 2 seeks to achieve growth of capital by investing in seasoned and better-capitalized companies considered to have strong earnings momentum.

AIM V.I. Growth and Income Fund Series 2 seeks to achieve growth of capital with a secondary objective of current income.

AIM V.I. International Equity Fund Series 2 seeks to achieve long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

AIM V.I. Value Fund Series 2 seeks long-term growth of capital with a secondary objective of current income.

The Alger American Fund (advised by Fred Alger Management, Inc.)
Alger American Growth Portfolio seeks long-term capital appreciation by investing primarily in equity securities of companies which have market capitalizations of $1 billion or more.

Alger American Income and Growth Portfolio seeks primarily to provide a high level of dividend income by investing in dividend paying equity securities. Capital appreciation is a secondary objective.

Alger American Small Capitalization Portfolio seeks long-term capita appreciation. It invests primarily in the equity securities of small companies with market capitalizations within the range of the Russell 2000 Growth Index or the S&P Small Cap 600 Index.

Alliance Variable Products Series Fund, Inc. (advised by Alliance Capital Management L.P.)

Alliance VP Premier Growth Portfolio seeks to achieve growth of capital by pursuing aggressive investment policies. It invests principally in equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

Alliance VP Technology Portfolio seeks growth of capital and invests for capital appreciation, and only incidentally for current income. The Portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements.


Alliance VP Growth and Income Portfolio seeks to provide reasonable current income and reasonable opportunities for appreciation by investing primarily in dividend-paying common stocks of good quality.

Alliance VP Worldwide Privatization Portfolio seeks long-term capital appreciation by investing primarily in securities of issuers that are undergoing or have undergone privatizations. The Portfolio seeks to take advantage of investment opportunities that are created by privatizations of state enterprises in both established and developing countries.

Alliance VP Quasar Portfolio seeks growth of capital by pursuing aggressive investment policies. It invests primarily in U.S. common stocks and other equity-type securities issued by smaller companies with favorable growth prospects.

Goldman Sachs Variable Insurance Trust ("VIT") (advised by Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co. ("Goldman Sachs"), except for Goldman Sachs International Equity Fund, which is advised by Goldman Sachs Asset Management International, GSAMI).

Goldman Sachs VIT COREsm U.S. Equity Fund seeks long-term growth of capital and dividend income by investing in a broadly diversified portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

Goldman Sachs VIT Capital Growth Fund seeks long-term growth of capital by investing at least 90% of its total assets in equity securities.

INVESCO Variable Investment Funds, Inc. (advised by INVESCO Funds Group, Inc.)

INVESCO VIF Dynamics Fund seeks to achieve growth of capital by investing primarily in common stocks of companies with market capitalizations between $2 billion and $15 billion at the time of purchase.

INVESCO VIF Small Company Growth Fund seeks to achieve growth of capital by investing primarily in equity securities of companies with market capitalizations under $2 billion at the time of purchase.


Lord Abbett Series Fund, Inc. (advised by Lord, Abbett & Co.)
Mid Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

Growth and Income Portfolio seeks to provide long-term growth of capital and income without excessive fluctuation in market value.

International Portfolio seeks long-term capital appreciation.

Fidelity Variable Insurance Products Funds (Advised by Fidelity Management & Research Company. Fidelity, Fidelity Investments and Contrafundtm are registered trademarks of FMR Corp.)
Fidelity VIP Contrafundtm Portfolio seeks long-term capital appreciation by investing primarily in common stocks of companies whose stocks are undervalued by the market.

Fidelity VIP Growth Portfolio seeks to achieve capital appreciation by investing primarily in common stocks with above-average growth potential.

Fidelity VIP Overseas Portfolio seeks long-term growth of capital by investing primarily in common stocks of foreign issuers.

MFS/Sun Life Series Trust (advised by Massachusetts Financial Services Company, an affiliate of the Company)
Capital Appreciation - S Class will seek to maximize capital appreciation by investing in securities of all types, with major emphasis on common stocks.

Emerging Growth - S Class will seek long-term growth of capital.

Government Securities - S Class will seek current income and preservation of capital by investing in U.S. Government and U.S. Government-related securities.

High Yield - S Class will seek high current income and capital appreciation by investing primarily in certain low rated or unrated fixed income securities (possibly with equity features) of U.S. and foreign issuers.

Massachusetts Investors Growth Stock - S Class will seek to provide long-term growth of capital and future income rather than current income.

Massachusetts Investors Trust - S Class will seek long-term growth of capital with a secondary objective to seek reasonable current income.

New Discovery - S Class will seek capital appreciation.

Total Return - S Class will primarily seek to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential.

Utilities - S Class will seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing under normal market conditions, at least 65% of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

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Rydex Variable Trust (advised by Rydex Funds, Inc.)
Rydex VT Nova Fund seeks to provide investment results that correspond to 150% of the daily performance of the S&P 500 Index.

Rydex VT OTC Fund seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund's current benchmark is the NASDAQ 100 Index.

Sun Capital Advisers Trustsm (advised by Sun Capital Advisers, Inc., an affiliate of the Company; Davis Select Advisers, L.P. serves as investment subadviser to SCsm Davis Financial Fund and SCsm Davis Venture Value Fund; INVESCO Funds Group, Inc. serves as investment subadviser to the SCsm INVESCO Energy Fund, SCsm INVESCO Health Sciences Fund, SCsm INVESCO Technology Fund and SCsm INVESCO Telecommunications Fund; Neuberger Berman Management Inc., serves as subadviser to SCsm Neuberger Berman Mid Cap Growth Fund and SCsm Neuberger Berman Mid Cap Value Fund, OpCap Advisors serves as investment subadviser to SCsm Value Equity Fund, SCsm Value Managed Fund, SCsm Value Mid Cap Fund, and SCsm Value Small Cap Fund; Wellington Management Company, LLP serves as investment subadviser to SCsm Blue Chip Mid Cap Fund, SCsm Investors Foundation Fund and SCsm Select Equity Fund.)
SCsm Davis Financial Fund seeks growth of capital by investing primarily in the common stock of financial services companies.

SCsm Davis Venture Value Fund seeks growth of capital by investing primarily in the common stock of U.S. companies with market capitalizations of at least $5 billion.

SCsm INVESCO Energy Fund seeks growth by investing primarily in the equity securities of companies doing business in the energy sector.

SCsm INVESCO Health Sciences Fund seeks growth by investing primarily in the equity securities of companies doing business in the health sciences sector.

SCsm INVESCO Technology Fund seeks growth by investing primarily in the equity securities of companies doing business in the technology sector.

SCsm INVESCO Telecommunications Fund primarily seeks growth and, secondarily, seeks income by investing primarily in the equity securities of companies doing business in the telecommunications sector.

SCsm Neuberger Berman Mid Cap Growth Fund seeks growth of capital by investing primarily in equity securities of companies with market capitalizations from $1 billion to $12 billion at the time of purchase. The fund's subadviser targets already successful companies that could be even more so.

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SCsm Neuberger Berman Mid Cap Value Fund seeks growth of capital by investing primarily in equity securities of companies with market capitalizations from $1 billion to $12 billion at the time of purchase. The fund's subadviser looks for well-managed companies whose stock prices are undervalued.

SCsm Value Equity Fund seeks long-term capital appreciation by investing primarily in a diversified portfolio of equity securities listed on the New York Stock Exchange.

SCsm Value Managed Fund seeks growth of capital over time by investing primarily in a portfolio consisting of common stocks, fixed income securities, and cash equivalents. The subadviser will vary the allocation depending on its assessments of the relative values of such investments.

SCsm Value Mid Cap Fund seeks long-term capital appreciation by investing primarily in equity securities of companies with market capitalizations of between $500 million and $8 billion at time of purchase.

SCsm Value Small Cap Fund seeks capital appreciation by investing primarily in a diversified portfolio of equity securities of companies with market capitalizations of under $2 billion at time of purchase.

SCsm Blue Chip Mid Cap Fund seeks long-term capital growth by investing primarily in common stocks and other equity securities of U.S. companies with market capitalizations within the range represented by the Standard & Poor's Mid Cap 400 Index.

SCsm Investors Foundation Fund seeks long-term capital growth by investing primarily in a diversified portfolio of common stocks and other equity securities of U.S. companies with market capitalizations generally within the range represented by the Standard & Poor's 500 Index. Investments are selected using a combination of fundamental analysis and quantitative tools.

SCsm Select Equity Fund seeks long-term capital growth by investing in 20 to 40 common stocks and other equity securities of large capitalization U.S. companies selected primarily from the Standard & Poor's 500 Index.

Sun Capital Investment Grade Bond Fundsm seeks high current income consistent with relative stability of principal by investing at least 80% of its assets in investment grade bonds. The Fund may invest up to 20% of its assets in lower rated or unrated bonds (also known as high yield or junk bonds.)

Sun Capital Money Market Fundsm seeks to maximize current income, consistent with maintaining liquidity and preserving capital, by investing exclusively in high quality U.S. dollar-denominated money market securities.

Sun Capital Real Estate Fundsm primarily seeks long-term capital growth and, secondarily, seeks current income and growth of income. The Fund invests at least 80% of its assets in securities of real estate investment trusts and other real estate companies.

The Funds may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Participants and Payees and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Participants and Payees, including withdrawal of the Variable Account from participation in the underlying Funds which are involved in the conflict or substitution of shares of other Funds.

Certain of the investment advisers, transfer agents, or underwriters to the Funds may reimburse us for administrative costs in connection with administering the Funds as options under the Contracts. These amounts are not charged to the Funds or Participants, but are paid from assets of the advisers, transfer agents, or underwriters, except for the administrative costs of the Lord Abbett Series Trust Portfolios or the Rydex Funds, which are paid from Fund assets and reflected in the fee table.

Certain publicly available mutual funds may have similar investment goals and principal investment policies and risks as one or more of the Funds, and may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between a Fund and these similar products, including differences in sales charges, expense ratios and cash flows.

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THE FIXED ACCOUNT

The Fixed Account is made up of all the general assets of the Company other than those allocated to any separate account. Amounts you allocate to Guarantee Periods become part of the Fixed Account, and are available to fund the claims of all classes of our customers, including claims for benefits under the Contracts.

We will invest the assets of the Fixed Account in those assets we choose that are allowed by applicable state insurance laws. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (i.e., rated by a nationally recognized rating service within the 4 highest grades) or instruments we believe are of comparable quality.

We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

THE FIXED ACCOUNT OPTIONS:

THE GUARANTEE PERIODS

You may elect one or more Guarantee Period(s) from those we make available. From time to time, we may offer Guarantee Periods of different durations or stop offering some Guarantee Periods. Once we stop offering a Guarantee Period of a particular duration, allocations, transfers or renewals into that Guarantee Period will not be permitted. We publish Guaranteed Interest Rates for each Guarantee Period offered. We may change the Guaranteed Interest Rates we offer from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate permitted by state law. Also, once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period.

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We determine Guaranteed Interest Rates at our discretion. We do not have a specific formula for establishing the rates for different Guarantee Periods. Our determination will be influenced by the interest rates on fixed income investments in which we may invest amounts allocated to the Guarantee Periods. We will also consider other factors in determining these rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

We may from time to time at our discretion offer special interest rates for new Purchase Payments that are higher than the rates we are then offering for renewals or transfers.

Early withdrawals from your allocation to a Guarantee Period, including cash withdrawals, transfers and commencement of an annuity option, may be subject to a Market Value Adjustment, which could decrease or increase the value of your Account. See "Withdrawals, Withdrawal Charge and Market Value Adjustment."

THE ACCUMULATION PHASE

During the Accumulation Phase of your Contract, you make payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or if the Covered Person dies before the Annuity Commencement Date.

Issuing Your Contract

When we accept your Application, we "open" the Contract. We refer to this date as the "Open Date." When we receive your initial Purchase Payment, we "issue" your Contract. We refer to this date as the "Issue Date."

We will credit your initial Purchase Payment to your Account within 2 Business Days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 Business Days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 Business Days of when the Application is complete.

Amount and Frequency of Purchase Payments

The amount of Purchase Payments may vary; however, we will not accept an initial Purchase Payment of less than $10,000, and each additional Purchase Payment must be at least $1,000, unless we waive these limits. In addition, we will not accept a Purchase Payment if your Account Value is over $2 million, or if the Purchase Payment would cause your Account Value to exceed $2 million, unless we have approved the Payment in advance. We reserve the right to refuse Purchase Payments received more than 5 years after your Issue Date or after your 70th birthday, whichever is later. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase.

Allocation of Net Purchase Payments

You may allocate your Purchase Payments among the different Sub-Accounts and Guarantee Periods currently available, but any allocation to a Guarantee Period must be at least $1,000. Over the life of your Contract, you may allocate amounts among as many as 18 of the available investment options.

In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or Guarantee Period. These percentages are called your allocation factors. Your allocation factors will remain in effect as long as your selected Sub-Accounts and Guarantee Periods continue to be available for investment. You may, however, change the allocation factors for future Payments by sending us notice of the change in a form acceptable to us. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.

Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments (see "Contract Charges -- Premium Taxes"). In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

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Your Account

When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

Your Account Value

Your Account Value is the sum of the value of the 2 components of your Contract: the Variable Account portion of your Contract ("Variable Account Value") and the Fixed Account portion of your Contract ("Fixed Account Value"). These 2 components are calculated separately, as described below under "Variable Account Value" and "Fixed Account Value."

Variable Account Value

     Variable Accumulation Units

In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

     Variable Accumulation Unit Value

The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading, at the close of trading, which is currently 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) We also may determine the value of Variable Accumulation Units of a Sub-Account on days the Exchange is closed if there is enough trading in securities held by that Sub-Account to materially affect the value of the Variable Accumulation Units. Each day we make a valuation is called a "Business Day." The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a "Valuation Period." On days other than Business Days, the value of a Variable Accumulation Unit does not change.

To measure these values, we use a factor -- which we call the "Net Investment Factor" -- which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing (1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; then, for each day in the valuation period, we deduct a factor representing the asset-based insurance charges (the mortality and expense risk charges and the administrative expense charge) plus any applicable charge for optional death benefit riders. See "Contract Charges."

For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

     Crediting and Canceling Variable Accumulation Units

When we receive an allocation to a Sub-Account either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

Fixed Account Value

Your Fixed Account Value is the sum of all amounts allocated to Guarantee Periods, either from Net Purchase Payments, transfers or renewals, plus interest credited on those amounts, and minus withdrawals, transfers out of Guarantee Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.

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A Guarantee Period begins the day we apply your allocation and ends when all calendar years (or months if the Guarantee Period is less than one year) in the Guarantee Period (measured from the end of the calendar month in which the amount was allocated to the Guarantee Period) have elapsed. The last day of the Guarantee Period is its Renewal Date.

Each additional Purchase Payment, transfer or renewal credited to your Fixed Account Value will result in a new Guarantee Period with its own Renewal Date. Amounts allocated at different times to Guarantee Periods of the same duration may have different Renewal Dates.

     Crediting Interest

We credit interest on amounts allocated to a Guarantee Period at the applicable Guaranteed Interest Rate for the duration of the Guarantee Period. During the Guarantee Period, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis.

     Guarantee Amounts

Each separate allocation you make to a Guarantee Period, together with interest credited thereon, is called a Guarantee Amount. Each Guarantee Amount is treated separately for purposes of determining the Market Value Adjustment. We may restrict a Guarantee Period that will extend beyond your Maximum Annuity Commencement Date. Renewals into a Guarantee Period that extends beyond your maximum Annuity Commencement Date will result in an application of a Market Value Adjustment upon annuitization or withdrawals. Each new allocation to a Guarantee Period must be at least $1,000.

     Renewals

We will notify you in writing between 45 and 75 days before the Renewal Date for any Guarantee Amount. If you would like to change your Fixed Account option, we must receive from you prior to the Renewal Date:
(1)	written notice from you electing a different Guarantee Period from among those we then offer, or

(2)	written instructions to transfer the Guarantee Amount to one or more Sub-Accounts, in accordance with the transfer privilege provisions of the Contract (see "Transfer Privilege").

If we receive no instructions from you prior to the Renewal Date, we will automatically renew your Fixed Account allocation into a new Guarantee Period of the same duration as the last Guarantee Period. If we are no longer offering a Guarantee Period of the same duration, we will automatically transfer your Fixed Account allocation into the Money Market Sub-Account.

A Guarantee Amount will not renew into a Guarantee Period that will extend beyond your Maximum Annuity Commencement Date. In that case, unless you notify us otherwise, we will automatically renew your Guarantee Amount into the Money Market Sub-Account.

     Early Withdrawals

If you withdraw, transfer, or annuitize an allocation to a Guarantee Period more than 30 days prior to the Renewal Date, we will apply a Market Value Adjustment to the transaction. This could result in an increase or a decrease of your Account Value, depending on interest rates at the time. You bear the risk that you will receive less than your principal if the Market Value Adjustment applies.

Transfer Privilege

     Permitted Transfers

During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts or Guarantee Periods then available, subject to the following restrictions:
-	You may not make more than 12 transfers in any Account Year;

-	The amount transferred from a Sub-Account must be at least $1,000, unless you are transferring your entire balance in that Sub-Account;

-	Your Account Value remaining in a Sub-Account must be at least $1,000;

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-	The amount transferred from a Guarantee Period must be the entire Guarantee Amount, except for transfers of interest credited during the current Account Year;

-	At least 30 days must elapse between transfers;

-	Transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Funds;

-	The total number of Sub-Accounts and Guarantee Periods within an Account may not exceed 18 over the lifetime of the Contract; and

-	We impose additional restrictions on market timers, which are further described below.

These restrictions do not apply to transfers made under any approved Optional Programs. At our discretion, we may waive some or all of these restrictions.

There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Transfers out of a Guarantee Period more than 30 days before the Renewal Date or any time after the Renewal Date will be subject to the Market Value Adjustment described below. Under current law, there is no tax liability for transfers.

     Requests for Transfers

You may request transfers in writing or by telephone. If the request is by telephone, it must be made before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day. The telephone transfer privilege is available automatically, and does not require your written election. We will require personal identifying information to process a request for a transfer made by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.

Your transfer request will be effective as of the close of the Business Day if we receive your transfer request before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day.

     Market Timers

The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Contract. Accordingly, transfers may be subject to restrictions if exercised by a market timing firm or any other third party authorized to initiate transfer transactions on behalf of multiple Participants. In imposing such restrictions, we may, among other things, not accept (1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one Participant, or (2) the transfer instructions of individual Participants who have executed preauthorized transfer forms that are submitted at the same time by market timing firms or other third parties on behalf of more than one Participant. We will not impose these restrictions unless our actions are reasonably intended to prevent the use of such transfers in a manner that will disadvantage or potentially impair the Contract rights of other Participants.

In addition, some of the Funds have reserved the right to temporarily or permanently refuse exchange requests from the Variable Account if, in the Fund manager's judgment, a Fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. In particular, a pattern of exchanges that coincide with a market timing strategy may be disruptive to a Fund and therefore may be refused. Accordingly, the Variable Account may not be in a position to effectuate transfers and may refuse transfer requests without prior notice. We also reserve the right, for similar reasons, to refuse or delay exchange requests involving transfers to or from the Fixed Account.

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Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates

We may reduce or waive the withdrawal charge, the mortality and expense risk charges, the administrative service fee, the distribution fee, or the annual Account Fee; credit additional amounts; grant special Guaranteed Interest Rates in certain situations; or offer other options or benefits. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Participant, sales of large Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see "Withdrawals, Withdrawal Charge and Market Value Adjustment."

Optional Programs

     Dollar-Cost Averaging

Dollar-cost averaging allows you to invest gradually, over time, in up to 12 Sub-Accounts. You may select a dollar-cost averaging program at no extra charge by allocating a minimum of $1,000 to a designated Sub-Account or to a Guarantee Period we make available in connection with the program. Amounts allocated to the Fixed Account under the program will earn interest at a rate declared by the Company for the Guarantee Period you select. Previously applied amounts may not be transferred to a Guarantee Period made available in connection with this program. At regular time intervals, we will transfer the same amount automatically to one or more Sub-Accounts that you choose, up to a maximum of 12 Sub-Accounts. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned.

No Market Value Adjustment (either positive or negative) will apply to amounts automatically transferred from the Fixed Account under the dollar-cost averaging program. However, if you discontinue or alter the program prior to completion, amounts remaining in the Fixed Account will be transferred to the Money Market Sub-Account, unless you instruct us otherwise, and the Market Value Adjustment will be applied. Any new allocation of a Purchase Payment to the program will be treated as commencing a new dollar-cost averaging program and is subject to the $1,000 minimum.

The main objective of a dollar-cost averaging program is to minimize the impact of short-term price fluctuations on Account Value. In general, since you transfer the same dollar amount to the variable investment options at set intervals, dollar-cost averaging allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. A dollar-cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar-cost averaging program does not assure a profit or protect against loss in a declining market. We do not allow transfers into any of the Guarantee Periods.

     Asset Allocation Program

One or more asset allocation programs may be available in connection with the Contracts, at no extra charge. Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds, and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.

Currently, you may select one of the available asset allocation models, each of which represents a combination of Sub-Accounts with a different level of risk. These asset allocation models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure. We may add or delete such programs in the future.

If you elect a asset allocation program, we will automatically allocate your Purchase Payments among the Sub-Accounts represented in the model you choose. By electing an asset allocation program, you thereby authorize us to automatically reallocate your investment options, as determined by the terms of the asset allocation program, to reflect the current composition of the model you have selected, without further instruction, until we receive notification that you wish to terminate the program or choose a different model.

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     Systematic Withdrawal Program

If you have an Account Value of $10,000 or more, you may select our Systematic Withdrawal Program.

Under this program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Account Value and/or Variable Account Value and we will effect them automatically. The withdrawals under this program may be subject to surrender charges or a Market Value Adjustment. They may also be included as income and subject to a 10% federal tax penalty. You should consult your tax adviser before choosing this option.

You may change or stop this program at any time, by written notice to us or other means approved by us.

     Portfolio Rebalancing Program

Under the Portfolio Rebalancing Program, we transfer funds among all Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis.

Portfolio Rebalancing does not permit transfers to or from any Guarantee Period.

     Principal Returns Program

Under the Principal Returns Program, we divide your Purchase Payments between the Fixed Account and the Variable Account. For the Fixed Account portion, you choose a Guarantee Period from among those we offer. We then allocate to that Guarantee Period the portion of your Purchase Payment necessary so that, at the end of the Guarantee Period, your Fixed Account allocation, including interest, will equal the entire amount of your original Purchase Payment. The remainder of the original Purchase Payment will be invested in the Sub-Accounts of your choice. At the end of the Guarantee Period, you will be guaranteed the amount of your original Purchase Payment (assuming no withdrawals), plus you will have the benefit, if any, of the investment performance of the Sub-Accounts you have chosen.

WITHDRAWALS, WITHDRAWAL CHARGE AND MARKET VALUE ADJUSTMENT

Cash Withdrawals

     Requesting a Withdrawal

At any time during the Accumulation Phase, you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, you must send us a written request at our Annuity Mailing Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.

All withdrawals may be subject to a withdrawal charge (see "Withdrawal Charge"), and withdrawals from your Fixed Account Value also may be subject to a Market Value Adjustment (see "Market Value Adjustment"). Withdrawals also may have adverse income tax consequences, including a 10% penalty tax (see "Tax Considerations"). You should carefully consider these tax consequences before requesting a cash withdrawal.

     Full Withdrawals

If you request a full withdrawal, we calculate the amount we will pay you as follows: we start with the total value of your Account at the end of the Valuation Period during which we receive your withdrawal request; we deduct the Account Fee for the Account Year in which the withdrawal is made; we calculate and then add or subtract the amount of any Market Value Adjustment applicable to your Fixed Account Value; and finally, we calculate and then deduct any applicable withdrawal charge.

A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract.

     Partial Withdrawals

If you request a partial withdrawal, we will pay you the actual amount specified in your request and then adjust the value of your Account by deducting the amount paid, adding or deducting any Market Value Adjustment applicable to amounts withdrawn from the Fixed Account, and deducting any applicable withdrawal charge.

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You may specify the amount you want withdrawn from each Sub-Account and/or Guarantee Amount to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro rata, based on your Account Value at the end of the Valuation Period during which we receive your request.

If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Account Year in which you make the withdrawal, we will treat it as a request for a full withdrawal.

     Time of Payment

We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request, except in cases where we are permitted, and choose, to defer payment under the Investment Company Act of 1940 and applicable state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:
-	When the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;

-	When it is not reasonably practical to dispose of securities held by a Fund or to determine the value of the net assets of a Fund, because an emergency exists; or

-	When an SEC order permits us to defer payment for the protection of Participants.

We also may defer payment of amounts you withdraw from the Fixed Account for up to 6 months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

     Withdrawal Restrictions for Qualified Plans

If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.

Special restrictions apply to withdrawals from Contracts used for Section 403(b) annuities (see "Tax Considerations -- Tax-Sheltered Annuities").

Withdrawal Charge

We do not deduct any sales charge from your Purchase Payments when they are made. However, we may impose a withdrawal charge (known as a "contingent deferred sales charge") on certain amounts you withdraw. We impose this charge to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

     Free Withdrawal Amount

In each Account Year you may withdraw a portion of your Account Value -- which we call the "free withdrawal amount" -- before incurring the withdrawal charge.

The "free withdrawal amount" is equal to 10% of the amount of all Purchase Payments you have made. After the fourth Account Anniversary, any amount you withdraw is free of withdrawal charges.

The "free withdrawal amount" that you do not use in an Account Year is not cumulative. In other words, it will not be carried forward or available for use in future Account Years.

For an example of how we calculate the "free withdrawal amount," see Appendix B.

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     Withdrawal Charge on Purchase Payments

If you withdraw more than the free withdrawal amount in any Account Year, we consider the excess amount to be withdrawn first from Payments that you have not previously withdrawn. We impose the withdrawal charge on the amount of these Payments. Thus, the maximum amount on which we will impose the withdrawal charge in any year will never be more than the total of all Payments that you have not previously withdrawn.

The amount of your withdrawal, if any, that exceeds the total of the free withdrawal amount plus the aggregate amount of all Payments not previously withdrawn, is not subject to the withdrawal charge.

     Order of Withdrawal

When you make a withdrawal, we consider the free withdrawal amount to be withdrawn first. We consider Purchase Payments that you have not already withdrawn (beginning with the oldest remaining Purchase Payment) to be withdrawn next. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be earnings and is not subject to a withdrawal charge.

     Calculation of Withdrawal Charge

We calculate the amount of the withdrawal charge by multiplying the amount you withdraw by a percentage. As set forth below, the percentage decreases according to the number of complete Account Years since your Issue Date. After your fourth Account Anniversary, any amount you withdraw is free of withdrawal charges.
Number of
Account Years
Since Your	Withdrawal
Issue Date	Charge
0-1	8%
1-2	8%
2-3	7%
3-4	6%
4 or more	0%

The withdrawal charge will never be greater than 8% of the excess of your Account Value over the "free withdrawal amount," as defined above.

For a Group Contract, we may modify the withdrawal charges and limits, upon notice to the Owner of the Group Contract. However, any modification will apply only to Accounts established after the date of the modification.

For additional examples of how we calculate withdrawal charges, see Appendix B.

Types of Withdrawals not Subject to Withdrawal Charge

     Nursing Home Waiver

If approved by your state, we will waive the withdrawal charge for a full or partial withdrawal if:
-	at least one year has passed since your Issue Date, and

-	you are confined to an eligible nursing home and have been confined there for at least the preceding 180 days, or any shorter period required by your state.

An "eligible nursing home" means a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient. You must provide us evidence of confinement in the form we determine.

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     Minimum Distributions

For each Qualified Contract, the free withdrawal amount in any Account Year will be the greater of the free withdrawal amount described above or any amounts required to be withdrawn to comply with the minimum distribution requirement of the Internal Revenue Code. This waiver of the withdrawal charge applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

     Other Withdrawals

We do not impose the withdrawal charge on amounts you apply to provide an annuity, amounts we pay as a death benefit, except under the Cash Surrender method, or amounts you transfer among the Sub-Accounts, between the Sub-Accounts and the Fixed Account, or within the Fixed Account.

Market Value Adjustment

If permitted under the laws of your state, we will apply a Market Value Adjustment if you withdraw or transfer amounts from your Fixed Account Value more than 30 days before the end of the applicable Guarantee Period. For this purpose, using Fixed Account Value to provide an annuity is considered a withdrawal, and the Market Value Adjustment will apply. However, we will not apply the Market Value Adjustment to automatic transfers to a Sub-Account from a Guarantee Period as part of our dollar-cost averaging program.

We apply the Market Value Adjustment separately to each Guarantee Amount in the Fixed Account, that is to each separate allocation you have made to a Guarantee Period together with interest credited on that allocation. However, we do not apply the adjustment to the amount of interest credited during your current Account Year. Any withdrawal from a Guarantee Amount is attributed first to such interest.

A Market Value Adjustment may decrease, increase or have no effect on your Account Value. This will depend on changes in interest rates since you made your allocation to the Guarantee Period and the length of time remaining in the Guarantee Period. In general, if the Guaranteed Interest Rate we currently declare for Guarantee Periods equal to the balance of your Guarantee Period (or your entire Guarantee Period for Guarantee Periods of less than one year) is higher than your Guaranteed Interest Rate, the Market Value Adjustment is likely to decrease your Account Value. If our current Guaranteed Interest Rate is lower, the Market Value Adjustment is likely to increase your Account Value.

We determine the amount of the Market Value Adjustment by multiplying the amount that is subject to the adjustment by the following formula:

                             N/12

                 1 + I

            ( --------  )             -1

             1 + J + b

where:
I	is the Guaranteed Interest Rate applicable to the Guarantee Amount from which you withdraw, transfer or annuitize;

J

is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for Guarantee Periods equal to the length of time remaining in the Guarantee Period applicable to your Guarantee Amount, rounded to the next higher number of complete years, for Guarantee Periods of one year or more. For any Guarantee Periods of less than one year, J is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for a Guarantee Period of the same length as your Guarantee Period. If, at that time, we do not offer the applicable Guarantee Period we will use an interest rate determined by straight-line interpolation of the Guaranteed Interest Rates for the Guarantee Periods we do offer;

N	is the number of complete months remaining in your Guarantee Period; and

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b

is a factor that currently is 0%, but that in the future we may increase to up to 0.25%. Any increase would be applicable only to Participants who purchase their Contracts after the date of that increase.

The "b" factor is the amount that will be used to cover market volatility (i.e., credit risk), basis risk, and /or liquidity costs.

We will apply the Market Value Adjustment to the amount being withdrawn after deduction of any Account Fee, if applicable, but before we impose any withdrawal charge on the amount withdrawn.

For examples of how we calculate the Market Value Adjustment, see Appendix B.

CONTRACT CHARGES

Account Fee

During the Accumulation Phase of your Contract, we will deduct from your Account an annual Account Fee of $50 to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Account Anniversary. We deduct the Account Fee pro rata from each Sub-Account and each Guarantee Period, based on the allocation of your Account Value on your Account Anniversary.

We will not charge the Account Fee if:
(1)	your Account has been allocated only to the Fixed Account during the applicable Account Year; or

(2)	your Account Value is $100,000 or more on your Account Anniversary.

If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro rata portion of the Account Fee to reflect the time elapsed between the last Account Anniversary and the day before the Annuity Commencement Date.

After the Annuity Commencement Date, we will deduct an annual Account Fee of $50 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any Account Fee from Fixed Annuity payments.

Administrative Expense Charge and Distribution Fee

We deduct an administrative expense charge from the assets of the Variable Account at an annual effective rate equal to 0.15% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for expenses we incur in administering the Contracts, Participant Accounts and the Variable Account that are not covered by the annual Account Fee.

We also deduct a distribution fee from the assets of the Variable Account at an effective annual rate equal to 0.20% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for the expenses associated with distributing and issuing the Contracts.

Mortality and Expense Risk Charge

During both the Accumulation Phase and the Income Phase, we deduct a mortality and expense risk charge from the assets of the Variable Account at an effective annual rate equal to 1.30%, if you are age 75 or younger on the Open Date (1.50%, if you are age 76 or older on the Open Date). If your initial Purchase Payments or Account Value exceeds $1 million on your Account Anniversary, an amount equal to 0.15% of your Account Value will be credited to your Account on that date and on every subsequent Account Anniversary during the Accumulation Phase. (This credit is paid out of our general account and is the result of cost savings realized on larger sized Contracts.) The mortality risk we assume arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. This obligation assures each Annuitant that neither the longevity of fellow Annuitants nor an improvement in life expectancy generally will have an adverse effect on the amount of any annuity payment received under the Contract. The mortality risk also arises from our contractual obligation to pay a death benefit upon the death of the Participant prior to the Annuity Commencement Date. The expense risk we assume is the risk that the annual Account Fee, the administrative expense charge, and the distribution fee we assess under the Contract may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover the mortality and expense risks, we will bear the loss. If the amount of the charge is more than sufficient to cover the risks, we will make a profit on the charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contract.

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Charges for Optional Death Benefit Riders

If you elect an optional death benefit rider, we will deduct, during the Accumulation Phase, a charge from the assets of the Variable Account depending upon which of the optional death benefit rider(s) you elect.
% of Average
Rider(s) You Elect*	Daily Value

"MAV"	0.20%
"5% Roll-Up"	0.20%
"EEB Premier"	0.25%
"EEB Premier with MAV"	0.40%
"EEB Premier with 5% Roll-Up"	0.40%
"EEB Premier Plus"	0.40%

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*As defined below under "Optional Death Benefits."

Premium Taxes

Some states and local jurisdictions impose a premium tax on us that is equal to a specified percentage of the Purchase Payments you make. In many states there is no premium tax. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a tax adviser to find out if your state imposes a premium tax and the amount of any tax.

In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

Fund Expenses

There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund prospectuses and related Statements of Additional Information.

Modification in the Case of Group Contracts

For Group Contracts, we may modify the annual Account Fee, the administrative expense charge and the mortality and expense risk charge upon notice to Owners. However, such modification will apply only with respect to Participant Accounts established after the effective date of the modification.

DEATH BENEFIT

If the Covered Person dies during the Accumulation Phase, we may pay a death benefit to your Beneficiary, using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death of the Covered Person, we may pay the death benefit to the surviving Participant, if any, or, if there is no Participant, in one sum to your estate. We do not pay a death benefit if the Covered Person dies during the Income Phase. However, the Beneficiary will receive any annuity payments provided under an Annuity Option that is in effect. If your Contract names more than one Covered Person, we will pay the death benefit upon the first death of such Covered Persons.

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Amount of Death Benefit

To calculate the amount of the death benefit, we use a "Death Benefit Date." The Death Benefit Date is the date we receive Due Proof of Death of the Covered Person in an acceptable form, if you have elected a death benefit payment method before the death of the Covered Person and it remains in effect. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we reserve the right to provide a lump sum to your Beneficiary.

The amount of the death benefit is determined as of the Death Benefit Date.

The Basic Death Benefit

In general, if you were 85 or younger on your Open Date, the death benefit will be the greatest of the following amounts:
1.	Your Account Value for the Valuation Period during which the Death Benefit Date occurs;

2.	The amount we would pay if you had surrendered your entire Account on the Death Benefit Date; and

3.	Your total Adjusted Purchase Payments (Purchase Payments adjusted for partial withdrawals as described in "Calculating the Death Benefit") as of the Death Benefit Date.

For examples of how to calculate this basic death benefit, see Appendix C.

If you were 86 or older on your Open Date, the death benefit is equal to amount (2) above. Because this amount will reflect any applicable withdrawal charges and Market Value Adjustment, it may be less than your Account Value.

Optional Death Benefit Riders

Subject to availability in your state, you may enhance the "Basic Death Benefit" by electing one of the following optional death benefit riders. You must make your election on or before the date on which or before your Contract becomes effective. You will pay a charge for the optional death benefit rider you elect. (For a description of these charges, see "Charges for Optional Death Benefit Riders.") The riders are available only if you are younger than 80 on your Open Date. The optional death benefit election may not be changed after the Contract's Issue Date. The death benefit under all optional death benefit riders will be adjusted for all partial withdrawals as described in the Prospectus under the heading "Calculating the Death Benefit." For examples of how the death benefit is calculated under the optional death benefit riders, see Appendices D - H.

     Maximum Anniversary Account Value ("MAV") Rider

Under this rider, the death benefit will be the greater of:
-	the amount payable under basic death benefit (above), or

-

your highest Account Value on any Account Anniversary before your 81st birthday, adjusted for any subsequent Purchase Payments, partial withdrawals and charges made between that Account Anniversary and the Death Benefit Date.

     5% Premium Roll-Up ("5% Roll-Up") Rider

Under this rider, the death benefit will be the greater of:
-	the amount payable under basic death benefit (above), or

-	the sum of your total Purchase Payments plus interest accruals, adjusted for partial withdrawals.

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Under this rider, interest accrues at a rate of 5% per year on Purchase Payments and transfers to the Variable Account while they remain in the Variable Account. The 5% interest accruals will continue until the earlier of:
-	the first day of the month following your 80th birthday, or

-	the day the death benefit amount under this rider equals twice the sum of your Adjusted Purchase Payments.

     Earnings Enhancement Benefit Premier ("EEB Premier") Rider

If you elect this EEB Premier Rider, your death benefit will be the amount payable under the basic death benefit, PLUS the "EEB Premier amount." Calculated as of the Death Benefit Date, the "EEB Premier amount" is determined as follows:
-

If you are 69 or younger on your Open Date, the "EEB Premier amount" will be 45% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 100% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made within the twelve months prior to your death, not including Purchase Payments made in your first Account Year.

-

If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier amount" will be 25% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 40% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier amount."

     Earnings Enhancement Benefit Premier with MAV ("EEB Premier with MAV") Rider

If you elect this EEB Premier with MAV Rider, your death benefit will be the amount payable under the MAV Rider PLUS the "EEB Premier amount." Calculated as of your Death Benefit Date, the "EEB Premier amount" is as follows:
-

If you are 69 or younger on your Open Date, the "EEB Premier amount" will be 45% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 100% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year.

-

If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier amount" will be 25% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 40% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier amount."

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     Earnings Enhancement Benefit Premier with 5% Roll-Up ("EEB Premier with 5% Roll-Up") Rider

If you elect this EEB Premier with 5% Roll-Up Rider, your death benefit will be the amount payable under the 5% Roll-Up Rider PLUS the "EEB Premier amount." Calculated as of your Death Benefit Date, the "EEB Premier amount" is determined as follows:
-

If you are 69 or younger on your Open Date, the "EEB Premier amount" will be 45% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 100% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year.

-

If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier amount" will be 25% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 40% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier amount."

     Earnings Enhancement Benefit Premier Plus ("EEB Premier Plus") Rider

If you elect this EEB Premier Plus Rider, your death benefit will be the amount payable under the basic death benefit, PLUS the "EEB Premier Plus amount." Calculated as of the Death Benefit Date, the "EEB Premier Plus amount" is determined as follows:

-

If you are 69 or younger on your Open Date, the "EEB Premier Plus amount" will be 75% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 150% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made within the 12 months prior to your death, not including Purchase Payments made in your first Account Year.

-

If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier Plus amount" will be 35% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 60% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier Plus amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier Plus amount."

Spousal Continuance

If your spouse is your sole Beneficiary, upon your death your spouse may elect to continue the Contract as the Participant, rather than receive the death benefit amount. In that case, we will not pay a death benefit, but the Contract's Account Value will be equal to your Contract's death benefit amount, as defined under the "Basic Death Benefit" or any optional death benefit rider you have selected. All Contract provisions, including any optional death benefit rider you have selected, will continue as if your spouse had purchased the Contract on the Death Benefit Date with a deposit equal to the death benefit amount. For purposes of calculating death benefits and expenses from that date forward, your spouse's age on the original effective date of the Contract will be used. Upon surrender or annuitization, this step-up to the spouse will not be treated as premium, but will be treated as income.

Calculating the Death Benefit

In calculating the death benefit amount payable under option (3) of the "Basic Death Benefit" or any of the optional death benefit riders, any partial withdrawals will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal.

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If the death benefit is the amount payable under options (2) or (3) of the "Basic Death Benefit" or under any of the optional death benefit riders, your Account Value may be increased by the excess, if any, of that amount over option (1) of the "Basic Death Benefit." Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Such increase will be made only if the Beneficiary elects to annuitize, elects to defer annuitization, or elects to continue the Contract. Also, any portion of this new Account Value attributed to the Fixed Account will be transferred to the available Money Market Fund investment option (without the application of a Market Value Adjustment). If your spouse, as the named Beneficiary, elects to continue the Contract after your death, your spouse may transfer any such Fixed Account portion back to the Fixed Account and begin a new Guarantee Period.

Method of Paying Death Benefit

The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under "The Income Phase -- Annuity Provisions."

During the Accumulation Phase, you may elect the method of payment for the death benefit. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is your spouse, the Beneficiary may elect to continue the Contract. These elections are made by sending us a completed election form, which we will provide. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until a written election is submitted to the Company or a distribution is required by law.

If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option.

Non-Qualified Contracts

If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death, or (2) if in the form of an annuity, over a period not greater than the life or expected life of the "designated beneficiary" within the meaning of Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

The person you have named as Beneficiary under your Contract, if any, will be the "designated beneficiary." If the named Beneficiary is not living and no contingent beneficiary has been named, the surviving Participant, if any, or the estate of the deceased Participant automatically becomes the designated beneficiary.

If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Participant. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see "Spousal Continuance," above.

During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

If the Participant is not a natural person, these distribution rules apply upon the death or removal of any Annuitant.

Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

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Selection and Change of Beneficiary

You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

Payment of Death Benefit

Payment of the death benefit in cash will be made within 7 days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

THE INCOME PHASE - ANNUITY PROVISIONS

During the Income Phase, we make regular monthly annuity payments to the Annuitant.

The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described below, under the Annuity Option(s) you have selected, and we make the first annuity payment.

Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described below under the heading "Annuity Options," and you cannot change the Annuity Option selected. You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals (see "Withdrawals, Withdrawal Charge and Market Value Adjustment").

Selection of Annuitant(s)

You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Option(s) refer to the Annuitant as the "Payee." If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payment.

Selection of the Annuity Commencement Date

You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:
-	The earliest possible Annuity Commencement Date is the first day of the second month following your Issue Date.

-

The latest possible Annuity Commencement Date is the first day of the month following the Annuitant's 95th birthday. If there is a Co-Annuitant, the Annuity Commencement Date applies to the younger of the Annuitant and Co-Annuitant.

-	The Annuity Commencement Date must always be the first day of a month.

You may change the Annuity Commencement Date from time to time by sending us written notice, with the following additional limitations:
-	We must receive your notice at least 30 days before the current Annuity Commencement Date.

-	The new Annuity Commencement Date must be at least 30 days after we receive the notice.

There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70 1/2 (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70 1/2).

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Annuity Options

We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for a Variable Annuity, a Fixed Annuity, or a combination of both. We may also agree to other settlement options, at our discretion.

     Annuity Option A - Life Annuity

We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary.

     Annuity Option B - Life Annuity With 60, 120, 180 or 240 Monthly Payments Certain

We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate in effect; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

     Annuity Option C - Joint and Survivor Annuity

We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the survivor dies. There is no provision for continuance of any payments to a Beneficiary.

     Annuity Option D - Monthly Payments for a Specified Period Certain

We make monthly payments for a specified period of time from 5 to 30 years, as you elect. If payments under this option are paid on a variable annuity basis, the Annuitant may elect to receive, in one sum, at any time, some or all of the discounted value of the remaining payments, less any applicable withdrawal charge; the discount rate for this purpose will be the assumed interest rate in effect. If the Annuitant dies during the period selected, the remaining income payments are made as described under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax. The 5, 6, 7, 8 and 9-year periods certain are not available if your Account has been issued within the past 4 years.

Selection of Annuity Option

You select one or more of the Annuity Options, which you may change from time to time during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain.

You may specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. If you do not specify a Variable Annuity or a Fixed Annuity, your Adjusted Account Value will be divided between Variable Annuities and Fixed Annuities in the same proportions as your Account Value was divided between the Variable and Fixed Accounts on the Annuity Commencement Date. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations.

There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

Remember that the Annuity Options may not be changed once annuity payments begin.

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Amount of Annuity Payments

     Adjusted Account Value

The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:
-	We deduct a proportional amount of the Account Fee, based on the fraction of the current Account Year that has elapsed.

-	If applicable, we apply the Market Value Adjustment to your Account Value in the Fixed Account, which may result in a deduction, an addition, or no change.

-	We deduct any applicable premium tax or similar tax if not previously deducted.

     Variable Annuity Payments

On the Annuity Commencement Date, we will exchange your Account's Variable Annuity Units for annuitization units which have annual insurance charges of 1.65% of your average daily net assets, regardless of your age on the Issue Date. Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the Annuity Payment Rates in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. See "Annuity Payment Rates."

To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion of the first payment attributable to the Sub-Account by the Annuity Unit Value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests an exchange of Annuity Units). However, the dollar amount of the next Variable Annuity payment -- which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment -- will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

     Fixed Annuity Payments

Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either (1) the rates in your Contract, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. See "Annuity Payment Rates."

     Minimum Payments

If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment.

Exchange of Variable Annuity Units

During the Income Phase, the Annuitant may exchange Annuity Units in one Sub-Account for Annuity Units in another Sub-Account, up to 12 times each Account Year. To make an exchange, the Annuitant sends us, at our Annuity Mailing Address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to exchange and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the exchange would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the exchange request.

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Before exchanging Annuity Units in one Sub-Account for those in another, the Annuitant should carefully review the Fund prospectus(es) for the investment objectives and risk disclosure of the Funds in which the Sub-Accounts invest.

During the Income Phase, we permit only exchanges among Sub-Accounts. No exchanges to or from a Fixed Annuity are permitted.

Account Fee

During the Income Phase, we deduct the annual Account Fee of $50 in equal amounts from each Variable Annuity payment. We do not deduct the annual Account Fee from Fixed Annuity payments.

Annuity Payment Rates

The Contracts contain Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of (a) the first monthly Variable Annuity payment based on the assumed interest rate specified in the applicable Contract (3% per year, compounded annually), and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract. We may change these rates under Group Contracts for Accounts established after the effective date of such change (see "Other Contract Provisions -- Modification").

The Annuity Payment Rates may vary according to the Annuity Option elected and the adjusted age of the Annuitant. The Contracts also describe the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Annuity Options A, B and C is the Annuity 2000 Table.

Annuity Options as Method of Payment for Death Benefit

You or your Beneficiary may also select one or more Annuity Options to be used in the event of the Covered Person's death before the Income Phase, as described under the "Death Benefit" section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

OTHER CONTRACT PROVISIONS

Exercise of Contract Rights

An Individual Contract belongs to the individual to whom the Contract is issued. A Group Contract belongs to the Owner. In the case of a Group Contract, the Owner may expressly reserve all Contract rights and privileges; otherwise, each Annuitant will be entitled to exercise such rights and privileges. In any case, such rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant before the Annuity Commencement Date, except as the Contract otherwise provides.

The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Covered Person prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

Change of Ownership

Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee or custodian of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Participants under a Group Contract; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date; and each Participant, in like manner, may change the ownership interest in a Contract. A change of ownership will not be binding on us until we receive written notification. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner or Participant, as appropriate, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

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Change of ownership will not change the Covered Person named when the Contract is issued. This means that all death benefits and surrender charge waivers will continue to be based on the Covered Person and not the Owner. The amount payable on the death of the new Owner will be the Surrender Value.

Voting of Fund Shares

We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, according to the voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee -- that is the Annuitant or Beneficiary entitled to receive benefits -- is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners, Participants and Payees, as applicable.

Owners of Qualified Contracts issued on a group basis may be subject to other voting provisions of the particular plan and of the Investment Company Act of 1940. Employees who contribute to plans that are funded by the Contracts may be entitled to instruct the Owners as to how to instruct us to vote the Fund shares attributable to their contributions. Such plans may also provide the additional extent, if any, to which the Owners shall follow voting instructions of persons with rights under the plans. If no voting instructions are received from any such person with respect to a particular Participant Account, the Owner may instruct the Company as to how to vote the number of Fund shares for which instructions may be given.

Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, or any duty to inquire as to the instructions received or the authority of Owners, Participants or others, as applicable, to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners under Group Contracts and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Fund. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Fund for such meeting, which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Participant Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

Periodic Reports

During the Accumulation Period we will send you, or such other person having voting rights, at least once during each Account Year, a statement showing the number, type and value of Accumulation Units credited to your Account and the Fixed Accumulation Value of your Account, which statement shall be accurate as of a date not more than 2 months previous to the date of mailing. These periodic statements contain important information concerning your transactions with respect to your Contract. It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Funds as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. We will also send such statements reflecting transactions in your Account as may be required by applicable laws, rules and regulations.

Upon request, we will provide you with information regarding fixed and variable accumulation values.

Substitution of Securities

Shares of any or all Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contract. We may also substitute for the shares held in any Sub-Account shares of another Fund or shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved, if required, by the SEC. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.

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Change in Operation of Variable Account

At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

Splitting Units

We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract.

Modification

Upon notice to the Participant, in the case of an Individual Contract, and the Owner and Participant(s), in the case of a Group Contract (or the Payee(s) during the Income Phase), we may modify the Contract if such modification: (i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (see "Change in Operation of Variable Account"); (iv) provides additional Variable Account and/or fixed accumulation options; or (v) as may otherwise be in the best interests of Owners, Participants, or Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.

In addition, upon notice to the Owner, we may modify a Group Contract to change the withdrawal charges, Account Fee, mortality and expense risk charges, administrative expense charges, the tables used in determining the amount of the first monthly variable annuity and fixed annuity payments and the formula used to calculate the Market Value Adjustment, provided that such modification applies only to Participant Accounts established after the effective date of such modification. In order to exercise our modification rights in these particular instances, we must notify the Owner of such modification in writing. The notice shall specify the effective date of such modification which must be at least 60 days following the date we mail notice of modification. All of the charges and the annuity tables which are provided in the Group Contract prior to any such modification will remain in effect permanently, unless improved by the Company, with respect to Participant Accounts established prior to the effective date of such modification.

Discontinuance of New Participants

We may limit or discontinue the acceptance of new Applications and the issuance of new Certificates under a Group Contract by giving 30 days prior written notice to the Owner. This will not affect rights or benefits with respect to any Participant Accounts established under such Group Contract prior to the effective date of such limitation or discontinuance.

Reservation of Rights

We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; (3) add or remove Guarantee Periods available at any time for election by a Participant; and (4) restrict or eliminate any of the voting rights of Participants (or Owners) or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Participants or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

Right to Return

If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our Annuity Mailing Address, as shown on the cover of this Prospectus, within 10 days after it was delivered to you. When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value.

If applicable state law requires, we will return the full amount of any Purchase Payment(s) we received. State law may also require us to give you a longer "free look" period or allow you to return the Contract to your sales representative.

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If you are establishing an Individual Retirement Account ("IRA"), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Issue Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow a Participant establishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

TAX CONSIDERATIONS

This section provides general information on the federal income tax consequences of ownership of a Contract based upon our understanding of current federal tax laws. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

U.S. Federal Income Tax Considerations

The following discussion applies only to those Contracts issued in the United States. For a discussion of tax considerations effecting Contracts issued in Puerto Rico, see "Puerto Rico Tax Considerations," below.

     Deductibility of Purchase Payments

For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, Purchase Payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the "investment in the contract" for purposes of determining the taxable portion of any distributions from a Qualified Contract.

     Pre-Distribution Taxation of Contracts

Generally, an increase in the value of a Contract will not give rise to a current income tax liability to the Owner of a Contract or to any payee under the Contract until a distribution is received from the Contract. However, certain assignments or pledges of a Contract or loans under a Contract will be treated as distributions to the Owner of the Contract and will accelerate the taxability of any increases in the value of a Contract.

Also, corporate (or other non-natural person) Owners of a Non-Qualified Contract will generally incur a current tax liability on Account Value increases. There are certain exceptions to this current taxation rule, including: (i) any Contract that is an "immediate annuity", which the Internal Revenue Code (the "Code") defines as a single premium contract with an annuity commencement date within one year of the date of purchase which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, and (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase a Qualified Contract should be based on the assumption that the purchase of a Qualified Contract is necessary to obtain tax deferral under a qualified plan.

     Distributions and Withdrawals from Non-Qualified Contracts

The Account Value of a Non-Qualified Contract will generally include both (i) an amount attributable to Purchase Payments, the return of which will not be taxable, and (ii) an amount attributable to investment earnings, the receipt of which will be taxable at ordinary income rates. The relative portions of any particular distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the nature and the timing of that distribution.

Any amounts held under a Non-Qualified Contract that are assigned or pledged as collateral for a loan will also be treated as if withdrawn from the Contract. In addition, upon the transfer of a Non-Qualified Contract by gift (other than to the Owner's spouse), the Owner must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

Any withdrawal of less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, must be treated as a receipt of investment earnings. You may not treat such withdrawals as a non-taxable return of Purchase Payments unless you have first withdrawn the entire amount of the Account Value that is attributable to investment earnings. For purposes of determining whether an Owner has withdrawn the entire amount of the investment earnings under a Non-Qualified Contract, the Code provides that all Non-Qualified deferred annuity contracts issued by the same company (or its affiliates) to the same Owner during any one calendar year must be treated as one annuity contract.

A Payee who receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, will generally be able to treat a portion of each payment as a nontaxable return of Purchase Payments and to treat only the remainder of each such payment as taxable investment earnings. Until the Purchase Payments have been fully recovered in this manner, the nontaxable portion of each payment will be determined by the ratio of (i) the total amount of the Purchase Payments made under the Contract, to (ii) the Payee's expected return under the Contract. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, no further exclusion is allowed and all future distributions will constitute fully taxable ordinary income. If payments are terminated upon the death of the Annuitant or other Payee before the Purchase Payments have been fully recovered, the unrecovered Purchase Payments may be deducted on the final return of the Annuitant or other Payee.

A penalty tax of 10% may also apply to taxable cash withdrawals, including lump-sum payments from Non-Qualified Contracts. This penalty will generally not apply to distributions made after age 59 1/2, to distributions pursuant to the death or disability of the owner, or to distributions that are a part of a series of substantially equal periodic payments made annually under a lifetime annuity, or to distributions under an immediate annuity (as defined above).

Death benefits paid upon the death of a contract owner are not life insurance benefits and will generally be includable in the income of the recipient to the extent they represent investment earnings under the contract. For this purpose, the amount of the "investment in the contract" is not affected by the owner's or annuitant's death, i.e., the investment in the contract must still be determined by reference to the total Purchase Payments (excluding amounts that were deductible by, or excluded from the gross income of, the Owner of a Contract), less any Purchase Payments that were amounts previously received which were not includable in income. Special mandatory distribution rules also apply after the death of the Owner when the beneficiary is not the surviving spouse of the Owner.

If death benefits are distributed in a lump sum, the taxable amount of those benefits will be determined in the same manner as upon a full surrender of the contract. If death benefits are distributed under an annuity option, the taxable amount of those benefits will be determined in the same manner as annuity payments, as described above.

     Distributions and Withdrawals from Qualified Contracts

In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will apply to distributions prior to age 59 1/2, except in certain circumstances.

If you receive an eligible rollover distribution from a Qualified Contract (other than from a Contract issued for use with an individual retirement account) and roll over some or all that distribution to another eligible plan, the portion of such distribution that is rolled over will not be includible in your income. However, any eligible rollover distribution will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance under your Contract, unless you use other funds equal to the tax withholding to complete the rollover.

An "eligible rollover distribution" is any distribution to you of all or any portion of the balance to the credit of your account, other than:
-	A distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;

-	Any required minimum distribution, or

-	Any hardship distribution.

Only you or your spouse may elect to roll over a distribution to an eligible retirement plan.

     Withholding

In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from a Contract issued for use with an individual retirement account), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you or your spouse may elect a direct rollover. In the case of a distribution from (i) a Non-Qualified Contract, (ii) a Qualified Contract issued for use with an individual retirement account, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Participant or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Participant or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

     Investment Diversification and Control

The Treasury Department has issued regulations that prescribe investment diversification requirements for mutual fund series underlying nonqualified variable contracts. All Non-Qualified Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. The owner of a Non-Qualified Contract that does not meet these guidelines will be subject to current taxation on annual increases in value of the Contract. We believe that each Fund complies with these regulations.

The preamble to the 1986 asset diversification regulations stated that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying the contract will preclude the contract from qualifying as an annuity for federal tax purposes. We cannot predict whether such guidelines, if and when they may be promulgated, will be retroactive. We reserve the right to modify the Contract and/or the Variable Account to the extent necessary to comply with any such guidelines, but cannot assure that such modifications would satisfy any retroactive guidelines.

     Tax Treatment of the Company and the Variable Account

As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. Under present law, we will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

     Qualified Retirement Plans

You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.

In evaluating whether the Contract is suitable for purchase in connection with a tax qualified plan under Section 401(a) of the Code or a tax deferred annuity arrangement under Section 403(b) of the Code, the effect of the Purchase Payment Interest provisions on the plan's compliance with the applicable nondiscrimination requirements should be considered. Violation of the nondiscrimination rules can cause a plan to lose its tax qualified status under the Code and could result in the full taxation of participants on all of their benefits under the plan. Violation of the nondiscrimination rules might also result in a liability for additional benefits being paid to certain plan participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

     Pension and Profit-Sharing Plans

Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons may therefore use Qualified Contracts as a funding vehicle for their retirement plans, as a general rule.

     Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

If the Contracts are to receive tax deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when the Participant attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, and (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989. It is permissible, however, to withdraw post-1988 salary reduction contributions (but not the earnings attributable to such contributions) in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Participant must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

Under the terms of a particular Section 403(b) plan, the Participant may be entitled to transfer all or a portion of the Account Value to one or more ternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

     Individual Retirement Accounts

Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, Employer/Association of Employees Established Individual Retirement Account Trusts, and Simple Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. If we sell Contracts for use with IRAs, the Internal Revenue Service or other agency may impose supplementary information requirements. We will provide purchasers of the Contracts for such purposes with any necessary information. You will have the right to revoke the Contract under certain circumstances, as described in the section of this Prospectus entitled "Right to Return."

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     Roth IRAs

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If an individual converts a traditional IRA into a Roth IRA the full amount of the IRA is included in taxable income. The Internal Revenue Service and other agencies may impose special information requirements with respect to Roth IRAs. If and when we make Contracts available for use with Roth IRAs, we will provide any necessary information.

     Status of Optional Death Benefit Riders

Under the Code, IRAs may not invest in life insurance policies. Regulations issued by the Treasury Department provide that death benefits under IRAs do not violate this rule, provided that the death benefit is no more than the greater of the total premiums paid (net of prior withdrawals) or the cash value of the IRA.

In certain circumstances, the death benefit payable under the Contract's Optional Death Benefit Riders may exceed both the total premiums paid (net of prior withdrawals) and the cash value of the Contract.

You should consult a qualified tax adviser before adding any of the Optional Death Benefit Riders to your Contract if it is an IRA.

Puerto Rico Tax Considerations

The Contract offered by this Prospectus is considered an annuity contract under Section 1022 of the Puerto Rico Internal Revenue Code of 1994, as amended (the "1994 Code"). Under the current provisions of the 1994 Code, no income tax is payable on increases in value of accumulation shares of annuity units credited to a variable annuity contract until payments are made to the annuitant or other payee under such contract.

When payments are made from your Contract in the form of an annuity, the annuitant or other payee will be required to include as gross income the lesser of the amount received during the taxable year or the portion of the amount received equal to 3% of the aggregate premiums or other consideration paid for the annuity. The amount, if any, in excess of the included amount is excluded from gross income as a return of premium. After an amount equal to the aggregate premiums or other consideration paid for the annuity has been excluded from gross income, all of the subsequent annuity payments are considered to be taxable income.

When a payment under a Contract is made in a lump sum, the amount of the payment would be included in the gross income of the Annuitant or other Payee to the extent it exceeds the Annuitant's aggregate premiums or other consideration paid.

The provisions of the 1994 Code with respect to qualified retirement plans described in this Prospectus vary significantly from those under the Internal Revenue Code. Although we currently offer the Contract in Puerto Rico in connection with qualified retirement plans, the text of this Prospectus under the heading "Federal Tax Status" dealing with such qualified retirement plans is inapplicable to Puerto Rico and should be disregarded.

For information regarding the income tax consequences of owning a Contract, you should consult a qualified tax adviser.

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ADMINISTRATION OF THE CONTRACT

We perform certain administrative functions relating to the Contract, Participant Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Participant Account number and type, the status of each Participant Account and other pertinent information necessary to the administration and operation of the Contract; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts and Certificates; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon, a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading "Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates."

PERFORMANCE INFORMATION

From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance information relating to the Sub-Accounts. This information may include standardized and non-standardized "Average Annual Total Return," "Cumulative Growth Rate" and "Compound Growth Rate." We may also advertise "yield" and "effective yield" for some variable options.

Average Annual Total Return measures the net income of the Sub-Account and any realized or unrealized gains or losses of the Fund in which it invests, over the period stated. Average Annual Total Return figures are annualized and represent the average annual percentage change in the value of an investment in a Sub-Account over that period. Standardized Average Annual Total Return information covers the period after the Variable Account was established or, if shorter, the life of the Series. Non-standardized Average Annual Total Return covers the life of each Fund, which may predate the Variable Account. Cumulative Growth Rate represents the cumulative change in the value of an investment in the Sub-Account for the period stated, and is arrived at by calculating the change in the Accumulation Unit Value of a Sub-Account between the first and the last day of the period being measured. The difference is expressed as a percentage of the Accumulation Unit Value at the beginning of the base period. "Compound Growth Rate" is an annualized measure, calculated by applying a formula that determines the level of return which, if earned over the entire period, would produce the cumulative return.

Average Annual Total Return figures assume an initial Purchase Payment of $1,000 and reflect all applicable withdrawal and Contract charges. The Cumulative Growth Rate and Compound Growth Rate figures that we advertise do not reflect withdrawal charges or the Account Fee, although such figures do reflect all recurring charges. Results calculated without withdrawal and/or certain Contract charges will be higher. We may also use other types of rates of return that do not reflect withdrawal and Contract charges.

The performance figures used by the Variable Account are based on the actual historical performance of the underlying Funds for the specified periods, and the figures are not intended to indicate future performance. For periods before the date the Contracts became available, we calculate the performance information for the Sub-Accounts on a hypothetical basis. To do this, we reflect deductions of the current Contract fees and charges from the historical performance of the corresponding Funds.

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Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (7-day period for the available Money Market Sub-Account), expressed as a percentage of the value of the Sub-Account's Accumulation Units. Yield is an annualized figure, which means that we assume that the Sub-Account generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Sub-Account similarly, but include the increase due to assumed compounding. The Money Market Sub-Account's effective yield will be slightly higher than its yield as a result of its compounding effect.

The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More information on performance and our computations is set forth in the Statement of Additional Information.

The Company may also advertise the ratings and other information assigned to it by independent industry ratings organizations. Some of these organizations are A.M. Best, Moody's Investor's Service, Standard and Poor's Insurance Rating Services, and Fitch. Each year A.M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's rating. These ratings reflect A.M. Best's current opinion of the relevant financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's ratings range from A++ to F. Standard and Poor's and Fitch's ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurance company's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Sub-Accounts.

We may also advertise endorsements from organizations, individuals or other parties that recommend the Company or the Contracts. We may occasionally include in advertisements (1) comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets; or (2) discussions of alternative investment vehicles and general economic conditions.

AVAILABLE INFORMATION

The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statements and their exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.

In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements. You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following locations: WASHINGTON, D.C. -- 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; CHICAGO, ILLINOIS -- 500 West Madison Street, Chicago, IL 60661; NEW YORK, NEW YORK -- 7 World Trade Center, 13th Floor, New York, NY 10048. The Washington, D.C. office will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http:// www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is incorporated herein by reference. All documents or reports we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering, shall be deemed incorporated by reference into the prospectus.

The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents referred to above which have been incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such documents should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

STATE REGULATION

The Company is subject to the laws of the State of Delaware governing life insurance companies and to regulation by the Commissioner of Insurance of Delaware. An annual statement is filed with the Commissioner of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Commissioner or his agents at any time and a full examination of its operations is conducted at periodic intervals.


The Company is also subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the fire jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.

In addition, many states regulate affiliated groups of insurers, such as the Company, Sun Life (Canada) and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Variable Account. We and our subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.

ACCOUNTANTS

The financial statements of the Variable Account for the year ended December 31, 2000, and the financial statements of the Company for the years ended December 31, 2000, 1999 and 1998, both included in the Statement of Additional Information ("SAI") filed in the Company's Registration Statement under the Investment Company Act of 1940, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in the Statement of Additional Information, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Company which are included in the SAI should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.

The financial statements of the Variable Account for the year ended December 31, 2000 are also included in the SAI.

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TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
Calculation of Performance Data
Advertising and Sales Literature
Calculations
Example of Variable Accumulation Unit Value Calculation
Example of Variable Annuity Unit Calculation
Example of Variable Annuity Payment Calculation
Distribution of the Contracts
Designation and Change of Beneficiary
Custodian
Financial Statements


This Prospectus sets forth information about the Contract and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated February 14, 2002 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Assurance Company of Canada (U.S.). To receive a copy, return this request form to the address shown below or telephone (888) 786-2435.

--------------------------------------------------------------------------------
To:	Sun Life Assurance Company of Canada (U.S.)
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

Please send me a Statement of Additional Information for
Futurity Select Four Plus Variable and Fixed Annuity
Sun Life of Canada (U.S.) Variable Account F.

Name

Address

City                               State                       Zip

Telephone


APPENDIX A

GLOSSARY

The following terms as used in this Prospectus have the indicated meanings:

ACCOUNT or PARTICIPANT ACCOUNT: An account established for each Participant to which Net Purchase Payments are credited.

ACCOUNT VALUE: The Variable Accumulation Value, if any, plus the Fixed Accumulation Value, if any, of your Account for any Valuation Period.

ACCOUNT YEAR and ACCOUNT ANNIVERSARY: Your first Account Year is the period 365 days (366, if a leap year) from the date on which we issued your Contract. Your Account Anniversary is the last day of an Account Year. Each Account Year after the first is the 365-day period that begins on your Account Anniversary. For example, if the Issue Date is on March 12, the first Account Year is determined from the Issue Date and ends on March 12 of the following year. Your Account Anniversary is March 12 and all Account Years after the first are measured from March 12. (If the Anniversary Date falls on a non-Business Day, the previous Business Day will be used.)

ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant and while the Owner is still alive during which you make Purchase Payments under the Contract. This is called the "Accumulation Period" in the Contract.

ADJUSTED PURCHASE PAYMENTS: Purchase Payments adjusted for partial withdrawals as described in "Calculating the Death Benefit."

*ANNUITANT: The person or persons to whom the first annuity payment is made. If either Annuitant dies prior to the Annuity Commencement Date, the surviving Annuitant will become the sole Annuitant.

ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.

ANNUITY OPTION: The method you choose for making annuity payments.

ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity payment from the Variable

Account.

APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for participation under a Group Contract or purchase of an Individual Contract.

*BENEFICIARY: Prior to the Annuity Commencement Date, the person or entity having the right to receive the death benefit and, for Non-Qualified Contracts, who, in the event of the Participant's death, is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code. After the Annuity Commencement Date, the person or entity having the right to receive any payments due under the Annuity Option elected, if applicable, upon the death of the Payee.

BUSINESS DAY: Any day the New York Stock Exchange is open for trading. Also, any day on which we make a determination of the value of a Variable Accumulation Unit.

CERTIFICATE: The document for each Participant which evidences the coverage of the Participant under a Group Contract.

COMPANY ("WE", "US", "SUN LIFE"): Sun Life Assurance Company of Canada (U.S.).

CONTRACT: Any Individual Contract, Group Contract, or Certificate issued under a Group Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

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COVERED PERSON: The person(s) identified as such in the Contract whose death will trigger the death benefit provisions of the Contract and whose medically necessary stay in a hospital or nursing facility may allow the Participant to be eligible for a waiver of the withdrawal charge. Unless otherwise noted, the Participant/Owner is the Covered Person.

DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Covered Person's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until such time as a written election is received by the Company or a distribution is required by law.

DUE PROOF OF DEATH: An original certified copy of an official death certificate, an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other information or documentation required by the Company that is necessary to make payment (e.g. taxpayer identification numbers, beneficiary names and addresses, state inheritance tax waivers, etc.).

FIXED ACCOUNT: The general account of the Company, consisting of all assets of the Company other than those allocated to a separate account of the Company.

FIXED ACCOUNT VALUE: The value of that portion of your Account allocated to the Fixed Account.

FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

FUND: A registered management investment company, or series thereof, in which assets of a Sub-Account may be invested.

GROUP CONTRACT: A Contract issued by the Company on a group basis.

GUARANTEE AMOUNT: Each separate allocation of Account Value to a particular Guarantee Period (including interest earned thereon).

GUARANTEE PERIOD: The period for which a Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE: The rate of interest we credit on a compound annual basis during any Guarantee Period.

INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

INDIVIDUAL CONTRACT: A Contract issued by the Company on an individual basis.

ISSUE DATE: The date the Contract becomes effective which is the date we apply your initial Net Purchase Payment to your Account and issue your Contract. This is called the "Date of Coverage" in the Contract.

NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

NET PURCHASE PAYMENT (NET PAYMENTS): The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax. This term is also used as described under "Calculating the Death Benefit."

NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Participant's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

OPEN DATE: The date your Application is received by the Company in good order.

*OWNER: The person, persons or entity entitled to the ownership rights stated in a Group Contract and in whose name or names the Group Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k), Section 408(p) or Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term "Owner," as used herein, shall refer to the organization entering into the Group Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.


*PARTICIPANT: In the case of an Individual Contract, the owner of the Contract. In the case of a Group Contract, the person named in the Contract who is entitled to exercise all rights and privileges of ownership under the Contract, except as reserved by the Owner. If there are two Participants, the death benefit is paid upon the death of either Participant.

PAYEE: A recipient of payments under a Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Participant, or on the Annuity Commencement Date.

PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

RENEWAL DATE: The last day of a Guarantee Period.

SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund.

SURRENDER VALUE: The amount payable on full surrender of your Contract.

VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open for trading.

VARIABLE ACCOUNT: Variable Account F of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

VARIABLE ACCOUNT VALUE: The value of that portion of your Account allocated to the Variable Account.

VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of the Variable Account.

YOU and YOUR: The terms "you" and "your" refer to "Owner," "Participant," and/or "Covered Person" as those terms are identified in the Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.


APPENDIX B

WITHDRAWALS, WITHDRAWAL CHARGES AND THE MARKET VALUE ADJUSTMENT

Part 1: Variable Account (the Market Value Adjustment does not apply to the Variable Account)

Withdrawal Charge Calculation:

Full Withdrawal:

Assume a Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made and there are no partial withdrawals. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Account, based on hypothetical Account Values.
				Payment
		Hypothetical	Free	Subject to	Withdrawal	Withdrawal
	Account	Account	Withdrawal	Withdrawal	Charge	Charge
	Year	Value	Amount	Charge	Percentage	Amount
(a)	1	$41,000	$ 4,000	$37,000	8.00%	$2,960
	2	$44,200	$ 4,000	$40,000	8.00%	$3,200
(b)	3	$47,700	$ 4,000	$40,000	7.00%	$2,800
	4	$51,500	$ 4,000	$40,000	6.00%	$2,400
(c)	5	$55,600	$55,600	$ 0	0.00%	$ 0
	6	$60,000	$60,000	$ 0	0.00%	$ 0
(a)

The free withdrawal amount in any year is equal to 10% of all of the Purchase Payments you have made. In Account Year 1, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $37,000, which equals the Account Value of $41,000 minus the free withdrawal amount of $4,000.

(b)

In Account Year 3, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The Account Value minus the free withdrawal amount is $47,700 minus $4,000, which equals $43,700; however, the amount subject to a withdrawal charge is capped at the amount of your unliquidated Purchase Payments. Therefore, the amount subject to a withdrawal charge is $40,000, which is the amount of your unliquidated Purchase Payments.

(c)	In Account Year 5, you have passed your fourth Account Anniversary, so no withdrawal charges apply to any withdrawals you make.

Partial Withdrawal:

Assume a single Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Account Year, and there is a series of four partial withdrawals made during the fourth Account Year of $3,000, $8,000, $12,000, and $22,000.

								Remaining
		Hypothetical	Free	Amount of				Free
		Account	Withdrawal	Withdrawal			Withdrawal		Hypothetical
		Value	Amount		Subject to	Withdrawal	Withdrawal	Amount	Account
	Account	Before	Before	Amount of	Withdrawal	Charge	Charge	After	Value after
	Year	Withdrawal	Withdrawal	Withdrawal	Charge	Percentage	Amount	Withdrawal	Withdrawal

	1	$41,000	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$41,000
	2	$44,200	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$44,200
	3	$47,700	$4,000	$ 0	$ 0	7.00%	$ 0	$4,000	$47,700
(a)	4	$48,200	$4,000	$ 3,000	$ 0	6.00%	$ 0	$1,000	$45,200
(b)	4	$46,000	$1,000	$ 8,000	$ 7,000	6.00%	$ 420	$ 0	$38,000
(c)	4	$38,250	$ 0	$12,000	$12,000	6.00%	$ 720	$ 0	$26,250
(d)	4	$26,650	$ 0	$22,000	$21,000	6.00%	$1,260	$ 0	$ 4,650

	Totals			$45,000	$40,000	6.00%	$2,400	$ 0	$ 4,650

(a)

In Account Year 4, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The partial withdrawal amount of $3,000 is less than the free withdrawal amount, so there is no withdrawal charge.

(b)

Since a partial withdrawal of $3,000 was taken, the remaining free withdrawal amount in Account Year 4 is $4,000 - $3,000 = $1,000. Therefore, $1,000 of the $8,000 withdrawal is not subject to a withdrawal charge, and $7,000 is subject to a withdrawal charge. Of the $11,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $7,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $33,000.

(c)

Since $4,000 of the two prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account year 4 is $4,000 - $4,000 = $0. Therefore, the entire $12,000 withdrawal is subject to a withdrawal charge. Of the $23,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $19,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $21,000.

(d)

Since $4,000 of the three prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account Year 4 is $4,000 - $4,000 = $0. The amount of unliquidated Purchase Payments remaining before this withdrawal is $21,000. Therefore, $21,000 of the $22,000 withdrawal is taken from Purchase Payments and is subject to a withdrawal charge, and $1,000 of the withdrawal is taken from earnings and is not subject to a withdrawal charge. Of the $45,000 withdrawn to date, $4,000 has been from the free withdrawal amount, $40,000 has been from Purchase Payments, and $1,000 has been from earnings. The amount of unliquidated Purchase Payments is now equal to $0. Note that if the $4,650 remaining balance was withdrawn, it would all be from earnings and not subject to a withdrawal charge. The total Account Year 4 withdrawal charges would then be $2,400, which is the same amount that was assessed for a full liquidation in Account Year 4 in the example on the previous page.

PART 2 -- Fixed Account -- Examples of the Market Value Adjustment ("MVA")

     The MVA Factor is:

                                       N/12

                          1 + I

                      (  --------  )        -1

                        1 + J + b

     These examples assume the following:
(1)	The Guarantee Amount was allocated to a 5-year Guarantee Period with a Guaranteed Interest Rate of 6% or .06.

(2)	The date of surrender is 2 years from the Expiration Date (N = 24).

(3)	The value of the Guarantee Amount on the date of surrender is $11,910.16.

(4)	The interest earned in the current Account Year is $674.16.

(5)	No transfers or partial withdrawals affecting this Guarantee Amount have been made.

(6)	Withdrawal charges, if any, are calculated in the same manner as shown in the examples in Part 1.


Example of a Negative MVA:

Assume that on the date of surrender, the current rate (J) is 8% or .08 and the b factor is zero.

                                                            N/12

                                              1 + I

    The MVA factor =     (    --------  )         -1

                                           1 + J + b

                                                          24/12

                                          1 + .06

                               =     (    ---------   )         -1

                                          1 + .08

                                                  2

                               =     (.981)              -1

                                                          24/12

                                          1 + .06

                               =     (    ---------   )         -1

                                          1 + .08

                               =     .963 -1

                               =  -  .037

The value of the Guarantee Amount less interest credited to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

          ($11,910.16 - $674.16) X (-.037) = -$415.73

-$415.73 represents the MVA that will be deducted from the value of the Guarantee Amount before the deduction of any withdrawal charge.

For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X (-.037) = -$49.06. -$49.06 represents the MVA that will be deducted from the partial withdrawal amount before the deduction of any withdrawal charge.

Example of a Positive MVA:

Assume that on the date of surrender, the current rate (J) is 5% or .05 and the b factor is zero.

                                                           N/12

                                             1 + I

    The MVA factor =     (    --------  )         -1

                                          1 + J + b

                                                           24/12

                                           1 + .06

                               =     (    --------  )         -1

                                            1 + .05

                                                      2

                                =     (1.010)            -1

                                =     1.019 -1

                                =     .019

The value of the Guarantee Amount less interested credit to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

          ($11,910.16 - $674.16) X .019 = $213.48

$213.48 represents the MVA that would be added to the value of the Guarantee Amount before the deduction of any withdrawal charge.

For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X .019 = $25.19. $25.19 represents the MVA that would be added to the value of the partial withdrawal amount before the deduction of any withdrawal charge.


APPENDIX C

CALCULATION OF BASIC DEATH BENEFIT

Example 1:

Assume a Purchase Payment of $60,000.00 is made on the Issue Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts, that no Withdrawals are made and that the Account Value on the Death Benefit Date is $80,000.00. The calculation of the Death Benefit to be paid is as follows:
The Basic Death Benefit is the greatest of:
Account Value	=	$ 80,000.00
Cash Surrender Value*	=	$ 76,500.00
Purchase Payments	=	$100,000.00
The Basic Death Benefit would therefore be:		$100,000.00

Example 2:

Assume a Purchase Payment of $60,000.00 is made on the Issue Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $80,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $60,000.00.

The Basic Death Benefit is the greatest of:
Account Value	=	$ 60,000.00
Cash Surrender Value*	=	$ 57,000.00
Adjusted Purchase Payments**	=	$ 75,000.00
The Basic Death Benefit would therefore be:		$ 75,000.00

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."

**Adjusted Purchase Payments can be calculated as follows:

Payments x (Account Value after withdrawal Divided By Account Value before withdrawal) = $100,000.00 x ($60,000.00 Divided By $80,000.00)

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APPENDIX D

CALCULATION OF 5% PREMIUM ROLL-UP OPTIONAL DEATH BENEFIT

Example 1:

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested in the Sub-Accounts. No withdrawals are made. The Owner dies in the eighth Account Year. The Account Value on the Death Benefit Date is $135,000, and the value of the Purchase Payments accumulated at 5% until the Death Benefit Date is $140,000. The calculation of the death benefit to be paid is as follows:
The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
5% Premium Roll-Up Value *	=	$140,000
The Death Benefit Amount would therefore	=	$140,000

* The 5% Premium Roll-Up Value is capped at 2 times the Adjusted Purchase Payments. Therefore, the cap = 2 x $100,000 = $200,000.

Example 2:

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $150,000 just prior to a $30,000 withdrawal. The Account Value on the Death Benefit Date is $90,000. The calculation of the death benefit to be paid is as follows:
The Death Benefit Amount will be the greatest of:
Account Value	=	$ 90,000
Cash Surrender Value	=	$ 90,000
Total of Adjusted Purchase Payments*	=	$ 80,000
5% Premium Roll-Up Value**	=	$112,000
The Death Benefit Amount would therefore	=	$112,000

* Adjusted Purchase Payments can be calculated as follows:

Purchase Payments x (Account Value after withdrawal / Account Value before withdrawal) = $100,000 x ($120,000 / $150,000) = $80,000

** The 5% Premium Roll-Up Value is capped at 2 times the Adjusted Purchase Payments. Therefore, the cap = 2 x $80,000 = $160,000.


APPENDIX E

CALCULATION OF EARNINGS ENHANCEMENT PREMIER OPTIONAL DEATH BENEFIT

Example 1:

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. In addition, this Contract was issued prior to the owner's 70th birthday. Assume death occurs in Account Year 7. The calculation of the Death Benefit to be paid is as follows:
The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
The Death Benefit Amount would therefore	=	$135,000

-- PLUS --
The EEB amount, calculated as follows:
Account Value minus Adjusted Purchase Payments	=	$ 35,000
45% of the above amount	=	$ 15,750
Cap of 100% of Adjusted Purchase Payments	=	$100,000
The lesser of the above two amounts = the EEB Premier amount	=	$ 15,750

The total Death Benefit would be the amount paid on the Basic Death Benefit plus the EEB Premier amount = $135,000 + $15,750 = $150,750.

Example 2:

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts and that the Account Value is $135,000 just prior to a $20,000 withdrawal. The Account Value on the Death Benefit Date is $115,000. In addition, this Contract was issued prior to the owner's 70th birthday.
The Death Benefit Amount will be the greatest of:
Account Value	=	$115,000
Cash Surrender Value*	=	$115,000
Total of Adjusted Purchase Payments**	=	$ 85,185
The Death Benefit Amount would therefore	=	$115,000

-- PLUS --
The EEB amount, calculated as follows:
Account Value minus Adjusted Purchase Payments	=	$ 29,815
45% of the above amount	=	$ 13,417
Cap of 100% of Adjusted Purchase Payments	=	$ 85,185
The lesser of the above two amounts = the EEB Premier amount	=	$ 13,417

The total Death Benefit would be the amount paid on the Basic Death Benefit plus the EEB Premier amount = $115,000 + $13,417 = $128,417.

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."

** Adjusted Purchase Payments can be calculated as follows:

Payments x (Account Value after withdrawal/Account Value before withdrawal) = $100,000 x ($115,000 Divided By $135,000) = $85,185


APPENDIX F

CALCULATION OF EARNINGS ENHANCEMENT PREMIER PLUS OPTIONAL DEATH BENEFIT

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. In addition, this Contract was issued prior to the owner's 70th birthday. Assume death occurs in Account Year 7. The calculation of the Death Benefit to be paid is as follows:
The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
The Death Benefit Amount would therefore	=	$135,000

--PLUS --
The EEB Premier Plus amount, calculated as follows:
Account Value minus Adjusted Purchase Payments	=	$ 35,000
75% of the above amount	=	$ 26,250
Cap of 150% of Adjusted Purchase Payments	=	$150,000
The lesser of the above two amounts = the EEB Premier Plus amount	=	$ 26,250

The total Death Benefit would be the amount paid on the Basic Death Benefit plus the EEB Premier Plus amount = $135,000 + $26,250 = $161,250.

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."

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APPENDIX G

CALCULATION OF EARNINGS ENHANCEMENT PREMIER WITH MAV OPTIONAL DEATH BENEFIT

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. The Maximum Anniversary Value on the Death Benefit Date is $140,000. Assume death occurs in Account Year 7. In addition, this Contract was issued prior to the owner's 70th birthday. The calculation of the Death Benefit to be paid is as follows:
The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
Maximum Anniversary Value	=	$140,000
The Death Benefit Amount would therefore	=	$140,000

--PLUS--
The EEB Premier with MAV amount, calculated as follows:
Account Value before EEB minus
Adjusted Purchase Payments	=	$ 35,000
45% of the above amount	=	$ 15,750
Cap of 100% of Adjusted Purchase Payments	=	$100,000
The lesser of the above two amounts = the EEB Premier with MAV amount	=	$ 15,750

The total Death Benefit would be the amount paid on the Maximum Anniversary Rider plus the EEB Premier with MAV amount = $140,000 + $15,750 = $155,750.

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."

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APPENDIX H

CALCULATION OF EARNINGS ENHANCEMENT PREMIER WITH 5% ROLL-UP OPTIONAL DEATH BENEFIT

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. The value of the Purchase Payments accumulated at 5% until the Death Benefit Date is $140,000. In addition, this Contract was issued prior to the owner's 70th birthday. Assume death occurs in Account Year 8. The calculation of the Death Benefit to be paid is as follows:
The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
5% Premium Roll-up Value	=	$140,000
The Death Benefit Amount would therefore	=	$140,000

--PLUS--
The EEB Premier amount, calculated as follows:
Account Value before EEB minus
Adjusted Purchase Payments	=	$ 35,000
45% of the above amount	=	$ 15,750
Cap of 100% of Adjusted Purchase Payments	=	$100,000
The lesser of the above two amounts = the EEB Premier amount	=	$ 15,750

The total Death Benefit would be the amount paid on the 5% Roll-Up Rider plus the EEB Premier amount = $140,000 + $15,750 = $155,750.

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."

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SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
C/O RETIREMENT PRODUCTS AND SERVICES
P.O. BOX 9133
WELLESLEY HILLS, MASSACHUSETTS 02481

TELEPHONE:
Toll Free (888) 786-2435

GENERAL DISTRIBUTOR
Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

AUDITORS
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

FUT_____ 2/02

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PART B

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FEBRUARY 14, 2002

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ALL-STAR

VARIABLE AND FIXED ANNUITY

STATEMENT OF ADDITIONAL INFORMATION

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

Calculation of Performance Data
Advertising and Sales Literature
Tax Deferred Accumulation
Calculations
Example of Variable Accumulation Unit Value Calculation
Example of Variable Annuity Unit Calculation
Example of Variable Annuity Payment Calculation
Distribution of the Contract
Designation and Change of Beneficiary
Custodian
Financial Statements

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The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of the All-Star Variable and Fixed Annuity Contract (the "Contract") issued by Sun Life Assurance Company of Canada (U.S.) (the "Company") in connection with Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") which is not included in the Prospectus dated February 14, 2002. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Assurance Company of Canada (U.S.), c/o Retirement Products and Services, P.O. Box 9133, Wellesley Hills, Massachusetts 02481, or by telephoning (800) 205-8737-

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The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.

------------------------------------------------------------------------------------------------------------------------

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

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CALCULATION OF PERFORMANCE DATA

AVERAGE ANNUAL TOTAL RETURN

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

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The Securities and Exchange Commission defines "standardized" total return information to mean Average Annual Total Return, based on a hypothetical initial purchase payment of $1,000 and calculated in accordance with the formula set forth after the table, but presented only for periods subsequent to the date the sub-account was first offered by the separate account.

The table below shows, for various Sub-Accounts of the Variable Account, the Average Annual Total Return for the stated periods (or shorter period indicated in the table), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the SEC formula. The calculation assumes that you are age 76 or older on the Open Date and you have selected the EEB Premier Plus optional death benefit rider for total maximum insurance charges of 2.25% of the average daily net assets in your Variable Account. If you are age 75 or younger on the Open Date or if you select the Basic Death Benefit or a less expensive optional death benefit rider, your insurance charges would be less than 2.25% and the Average Annual Total Return would be more favorable. For purposes of determining these investment results, the actual investment performance of each Sub-Account is reflected from the date the Sub-Account commenced investment operations in the Variable Account (the "Futurity Inception Date"). No information is shown for Sub-Accounts that had not commenced operations as of December 31, 2000.

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STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

PERIOD ENDING DECEMBER 31, 2000

	1 Year	5 Year	10 Year	Futurity
	Period	Period	or Life (*)	Inception Date

AIM V.I. Capital Appreciation Fund	-19.33		9.52	2/18/1998
AIM V.I. International Equity Fund	-33.28		3.77	2/17/1998

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The Average Annual Total Return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, in accordance with the following formula:

                                        n

                          P(l + T)      =     ERV

Where:
P =	a hypothetical initial Purchase Payment of $1,000
T =	average annual total return for the period
n =	number of years
ERV =	redeemable value (as of the end of the period) of a hypothetical $1,000 Purchase Payment made at the beginning of the 1-year, 5-year, or 10-year period (or fractional portion thereof)

The formula assumes that: (1) all recurring fees have been deducted from the Participant's Account; (2) all applicable non-recurring Contract charges are deducted at the end of the period, and (3) there will be a full surrender at the end of the period.

The $50 annual Account Fee will be allocated among the Sub-Accounts so that each Sub-Account's allocated portion of the Account Fee is proportional to the percentage of the number of Individual Contracts and Certificates that have amounts allocated to that Sub-Account. Because the impact of the Account Fee on a particular Contract may differ from those assumed in the computation due to differences between actual allocations and the assumed ones, the total return that would have been experienced by an actual Contract over these same time periods may have been different from that shown above.

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NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

The tables below show, for various Sub-Accounts of the Variable Account, Non-Standardized Average Annual Total Return for the periods indicated, based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out under "Standardized Average Annual Total Return." This calculation assumes that you are age 76 or older on the Open Date and you have selected the EEB Premier Plus optional death benefit rider for total maximum insurance charges of 2.30% of the average daily net assets in your Variable Account. If you are age 75 or younger on the Open Date or if you select the Basic Death Benefit or a less expensive optional death benefit rider, your insurance charges would be less than 2.30% and the non-standardized performance would be more favorable.

For purposes of determining these investment results, the actual investment performance of each Fund is reflected from the date each Fund commenced operations ("Inception Date").

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

PERIOD ENDING DECEMBER 31, 2000
	1 Year	5 Year	10 Year	Inception
	Period	Period	Period	Date

AIM V.I. Capital Appreciation Fund	-12.91	12.88	14.76	5/5/93
AIM V.I. International Equity Fund	-28.07	8.61	9.13	5/5/93

The Variable Account may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and sports. Such results may be computed on a "cumulative" and/or "annualized" basis. All illustrations of non-standardized performance will be accompanied by an illustration of standardized performance.

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"Cumulative" quotations are arrived at by calculating the change in the Accumulation Unit value of a Sub-Account between the first and last day of the base period being measured, and expressing the difference as a percentage of the Accumulation Unit value at the beginning of the base period.

"Annualized" quotations (described in the following table as "Compound Growth Rate") are calculated by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

DUFF & PHELPS CREDIT RATING Company's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and "style box" matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

In its advertisements and other sales literature for the Variable Account and the Funds, the Company intends to illustrate the advantages of the Contracts in a number of ways:

DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

THE COMPANY'S AND THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

THE COMPANY'S ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Duff & Phelps and A.M. Best Company above); it may refer to its assets; and it may discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria. For example, at December 31, 1998, the Company was the 36th largest U.S. life insurance company based upon overall assets.

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how 3 different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. The third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.
	10 YEARS	20 YEARS	30 YEARS

Non-Tax-Deferred Account	$16,856	$28,413	$ 47,893

Tax-Deferred Account	$21,589	$46,610	$100,627

Tax-Deferred Account After Paying Taxes	$17,765	$34,528	$ 70,720

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACT OR ANY OF ITS INVESTMENT OPTIONS. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59 1/2, A 10% FEDERAL PENALTY TAX.

TAX-DEFERRED ACCUMULATION

In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract's accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.

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In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Variable Account's investment returns. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contract or in general on a tax-deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contract in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge, the 0.15% administrative charge, the 0.20% distribution fee, and the $50 annual Account Fee. In addition, the values shown would assume that the Participant has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

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In developing illustrative tax deferral charts, we will observe these general principles:
-	The assumed rate of earnings will be realistic.
-	The illustrative chart will accurately depict the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
-	Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
-	A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by a Participant who has not reached age 59 1/2 at the time of surrender.

The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary among Participants.

CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 is 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00006235 (the daily equivalent of the current maximum charge of 2.25% on an annual basis) gives a net investment factor of 1.00321276. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6113597 (14.5645672 X 1.00321276).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been 12.3456789. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3845466 (12.3456789 X 1.00322953 (the Net Investment Factor) (based on the daily equivalent of maximum annuity phase charge of 1.65% on an annual basis) X 0.99991902). 0.99991902 is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3845466. The first variable annuity payment would be $865.57 (8,765.4321 X 14.5645672 X 6.78 divided by 1,000). The number of annuity units credited would be 70.1112 ($865.57 divided by 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 X 12.3845466).

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company. Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company.

Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions will not be paid with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contract, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading "Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates."

DESIGNATION AND CHANGE OF BENEFICIARY

The Beneficiary designation in the Application will remain in effect until changed.

Subject to the rights of an irrevocably designated Beneficiary, you may change or revoke the designation of Beneficiary by filing the change or revocation with us in the form we require. The change or revocation will not be binding on us until we receive it. When we receive it, the change or revocation will be effective as of the date on which it was signed, but the change or revocation will be without prejudice to us on account of any payment we make or any action we take before receiving the change or revocation.

Please refer to the terms of your particular retirement plan and any applicable legislation for any restrictions on the beneficiary designation.

CUSTODIAN

We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

FINANCIAL STATEMENTS

The Financial Statements of Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F for the year ended December 31, 2000 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF INCOME

(in millions)

For the years ended December 31, 2000, 1999 and 1998
	2000	1999	1998
Revenues

Premiums and annuity considerations	$ 44.8	$ 45.1	$ 203.3
Net investment income	287.7	365.0	455.9
Net realized investment gains (losses)	(19.9)	2.3	8.4
Fee and other income	297.8	217.5	179.1

Total revenues	610.4	629.9	846.7

Benefits and expenses
Policyowner benefits	338.3	334.9	588.1
Other operating expenses	164.9	101.1	100.0
Amortization of deferred policy acquisition costs	123.8	67.8	88.8

Total benefits and expenses	627.0	503.8	776.9

Income (loss) from operations	(16.6)	126.1	69.8

Interest expense	44.7	43.3	44.9

Income (loss) before income tax expense and
discontinued operations	(61.3)	82.8	24.9

Income tax expense (benefit):
Federal	(61.7)	28.8	10.9
State	(2.1)	0.3	(0.1)

Income tax expense (benefit)	(63.8)	29.1	10.8

Net income from continuing operations	2.5	53.7	14.1

Net loss on disposal of subsidiaries, after tax	-	(12.3)	-

Discontinued operations	-	1.0	0.1

Net income	$ 2.5	$ 42.4	$ 14.2

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

F-1

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SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED BALANCE SHEETS

(in millions except per share data)

December 31, 2000 and 1999
ASSETS	2000	1999
Investments
Available-for-sale fixed maturities at fair value (amortized cost
of $2,454.5 and $2,685.4 in 2000 and 1999, respectively)	$ 2,501.4	$ 2,677.3
Trading fixed maturities at fair value (amortized cost of $635.5 and
$1.0 in 2000 and 1999, respectively)	648.2	1.0
Held-to-maturity fixed maturities at amortized cost	600.0	-
Short-term investments	112.1	177.2
Mortgage loans	846.4	931.4
Real estate	77.7	95.1
Policy loans	41.5	40.7
Other invested assets	74.6	67.9

Total investments	4,901.9	3,990.6

Cash and cash equivalents	390.0	550.3
Accrued investment income	64.9	50.5
Deferred policy acquisition costs	762.0	686.3
Outstanding premiums	3.0	2.7
Other assets	61.7	81.2
Separate account assets	17,874.2	16,123.3

Total assets	$ 24,057.7	$ 21,484.9

LIABILITIES

Future contract and policy benefits	$ 714.7	$ 729.3
Contractholder deposit funds and other policy liabilities	3,313.0	3,144.8
Unearned revenue	4.5	7.1
Accrued expenses and taxes	52.7	98.8
Deferred federal income taxes	41.4	77.7
Long-term debt payable to affiliates	565.0	565.0
Partnership Capital Securities	607.8	-
Other liabilities	123.2	67.7
Separate account liabilities	17,874.2	16,123.3

Total liabilities	23,296.5	20,813.7

Commitments and contingencies - Note 15

STOCKHOLDER'S EQUITY

Common stock, $1,000 par value - 10,000 shares authorized; 6,437 and
5,900 shares issued and outstanding in 2000 and 1999, respectively	$ 6.4	$ 5.9
Additional paid-in capital	264.9	199.4
Accumulated other comprehensive income	38.6	7.1
Retained earnings	451.3	458.8

Total stockholder's equity	761.2	671.2

Total liabilities and stockholder's equity	$ 24,057.7	$ 21,484.9
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

F-2


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

For the years ended December 31, 2000, 1999, and 1998

	2000	1999	1998

Net income	$ 2.5	$ 42.4	$ 14.2
Other comprehensive income
Net unrealized holding gains (losses) on available-for-sale
securities, net of tax	31.4	(68.6)	(4.3)
Other	0.1	(0.2)	-
	31.5	(68.8)	(4.3)

Comprehensive income	$ 34.0	$ (26.4)	$ 9.9

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

F-3


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in millions)

For the years ended December 31, 2000, 1999, and 1998

			ACCUMULATED
		ADDITIONAL	OTHER		TOTAL
	COMMON	PAID-IN	COMPREHENSIVE	RETAINED	STOCKHOLDER'S
	STOCK	CAPITAL	INCOME	EARNINGS	EQUITY

Balance at December 31, 1997	$ 5.9	$ 199.4	$ 80.2	$ 532.2	$ 817.7

Net income				14.2	14.2
Other comprehensive income			(4.3)		(4.3)
Dividends to stockholder				(50.0)	(50.0)

Balance at December 31, 1998	5.9	199.4	75.9	496.4	777.6

				42.4	42.4
Other comprehensive income			(68.8)		(68.8)
Dividends to stockholder				(80.0)	(80.0)

Balance at December 31, 1999	5.9	199.4	7.1	458.8	671.2

Net income				2.5	2.5
Other comprehensive income			31.5		31.5
Common shares issued	0.5				0.5
Additional paid-in-capital		65.5			65.5
Dividends to stockholder				(10.0)	(10.0)

Balance at December 31, 2000	$ 6.4	$ 264.9	$ 38.6	$ 451.3	$ 761.2

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

F-4


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

For the years ended December 31, 2000, 1999 and 1998
	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continuing operations	$ 2.5	$ 53.7	$ 14.1
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of discount and premiums	(0.8)	(0.5)	0.2
Depreciation and amortization	2.8	3.7	2.2
Net realized (gains) losses on investments	19.9	(2.3)	(8.4)
Net unrealized gains on trading fixed maturities	(12.7)	-	-
Interest credited to contractholder deposits	195.5	216.4	238.7
Deferred federal income taxes	(53.1)	14.5	(8.6)
Cash dividends from subsidiaries	-	19.3	-
Changes in assets and liabilities:
Deferred acquisition costs	(83.0)	(88.4)	208.7
Accrued investment income	(5.7)	11.4	31.1
Other assets	15.0	(75.3)	78.5
Future contract and policy benefits	(14.5)	(7.5)	(1,124.0)
Other, net	38.7	72.3	896.6
Net cash provided by operating activities	104.6	217.3	329.1
CASH FLOWS FROM INVESTING ACTIVITIES:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	1,001.9	1,240.9	1,665.6
Trading fixed maturities	186.9	-	-
Subsidiaries	-	57.5	0.6
Other invested assets	-	-	0.9
Mortgage loans	208.5	385.7	316.9
Real estate	36.0	2.8	6.0
Purchases of:
Available-for-sale fixed maturities	(738.3)	(615.2)	(1,346.7)
Trading fixed maturities	(821.3)	-	-
Equity securities	-	-	(0.2)
Other invested assets	(2.2)	(7.4)	(11.4)
Mortgage loans	(121.9)	(344.9)	(123.0)
Real estate	(15.0)	(1.6)	(1.1)
Changes in other investing activities, net	2.8	3.1	(14.4)
Net change in policy loans	(0.8)	1.9	(1.6)
Net change in short-term investments	34.9	155.9	(38.2)
Net cash provided by (used in) investing activities	(228.5)	878.7	453.4
CASH FLOWS FROM FINANCING ACTIVITIES:
Deposits to contractholder deposit funds	1,962.3	1,536.8	910.8
Withdrawals from contractholder deposit funds	(1,988.7)	(2,267.2)	(1,803.2)
Repayment of long-term debt and borrowed funds	-	-	(110.1)
Dividends paid to stockholder	(10.0)	(80.0)	(50.0)
Net cash provided by (used in) financing activities	(36.4)	(810.4)	(1,052.5)
Net change in cash and cash equivalents	(160.3)	285.6	(270.0)
Cash and cash equivalents, beginning of year	550.3	264.7	534.7
Cash and cash equivalents, end of year	$ 390.0	$ 550.3	$ 264.7
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$ 43.3	$ 43.3	$ 40.5
Income taxes paid	63.7	5.5	50.6

NON-CASH TRANSACTION

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

F-5


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. As of December 31, 2000, the Company was licensed in 48 states and certain other territories. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's wholly-owned insurance subsidiary, Sun Life Insurance and Annuity Company of New York, is licensed in New York. The Company and its subsidiaries are engaged in the sale of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts, group life and disability insurance, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLC"), is now the ultimate parent of Sun Life Assurance Company of Canada and the Company.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stockholder-owned life insurance companies.

For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than GAAP. During 2000 the Company changed its basis of accounting to GAAP and has restated the financial statements for the prior years ended December 31, 1999 and 1998 to conform with GAAP. See Note 13 for a reconciliation of statutory surplus to GAAP equity and statutory net income to GAAP net income.

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company owns all of the outstanding shares of Sun Life Insurance and Annuity Company of New York, Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial Services Limited, Sun Benefit Services Company, Inc., Sun Capital Advisers, Inc., Sun Life Finance Corporation, Sun Financial Group Advisers, Inc., Sun Life of Canada (U.S.) SPE 97-1, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., and Clarendon Insurance Agency, Inc. The results are also consolidated with Sun Life of Canada Funding, LLC, which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I, for which Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner. All significant intercompany transactions have been eliminated in consolidation.

F-6



SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Sun Life Insurance and Annuity Company of New York is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in its state of domicile, New York. Sun Life of Canada (U.S.) Distributors, Inc. is a registered investment adviser and broker-dealer. Sun Life Financial Services Limited serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada (Bermuda), an affiliate. Sun Capital Advisers, Inc. is a registered investment adviser. Sun Life of Canada (U.S.) SPE 97-1 was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I. Clarendon Insurance Agency, Inc. is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. Sun Benefit Services Company, Inc., Sun Life Finance Corporation and Sun Financial Group Advisers, Inc. are currently inactive. Sun Life of Canada Funding, LLC. was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. Sun Life of Canada (U.S.) Limited Partnership I was established to purchase subordinated debentures issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., and to issue Partnership Capital Securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I.

In June 2000, the Company sold Sun Life Information Services Ireland, Limited to Sun Life Assurance Company of Canada. Sun Life Information Services Ireland, Limited provides information systems development services to Sun Life Assurance Company of Canada and its subsidiaries.

During 1999, the Company sold two of its subsidiaries, Massachusetts Casualty Insurance Company ("MCIC") (sold February 1999) and New London Trust F.S.B. ("NLT") (sold October 1999). MCIC is a life insurance company that issues only individual disability income policies. NLT is a federally chartered savings bank, which grants commercial, residential real estate and installment loans. The results of operations of MCIC and NLT are reported as discontinued operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements have been reclassified to conform to the 2000 presentation.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, off balance sheet financial instruments, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 6.

F-7


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short-term bank participations. All such investments have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

INVESTMENTS

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity, trading, or available-for-sale. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost adjusted for amortization of premiums, and accretion of discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading. Securities that do not meet this criterion are classified as available-for-sale. Available-for-sale securities are carried at aggregate fair value with changes in unrealized gains or losses reported net of policyholder related amounts and of deferred income taxes in a separate component of other comprehensive income. Trading securities are carried at aggregate fair value with changes in unrealized gains or losses reported as a component of net investment income. Fair values for publicly traded securities are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment and liquidity characteristics. All security transactions are recorded on a trade date basis. The Company's accounting policy for impairment requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for additional impairment, if necessary.

Mortgage loans are stated at unpaid principal balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Mortgage loans, which include primarily commercial first mortgages, are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made.

F-8


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value less estimated costs to dispose at the time of foreclosure. Real estate investments are diversified by property type and geographic area throughout the United States.

Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

Other invested assets consist primarily of leveraged leases and tax credit partnerships.

The Company uses derivative financial instruments including swaps and options as a means of hedging exposure to interest rate, currency and equity price risk.

Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other than temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

F-9


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting and other costs, which vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized; generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits. Deferred acquisition costs for each life product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

OTHER ASSETS

Property, equipment, leasehold improvements and capitalized software costs which are included in other assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.

F-10


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(CONTINUED):

POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 4.5% to 5.5% for life insurance and 6.0% to 11.3% for annuities. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon both the Company and its affiliates' experience and industry standards. Estimated liabilities are established for group life and health policies that contain experience-rating provisions.

Contractholder deposit funds consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.

Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.

REVENUE AND EXPENSES

Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group life and group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from universal life-type products and investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For universal life-type and investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.

F-11


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

INCOME TAXES

The Company and its subsidiaries participate in a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments, and are generally not chargeable with liabilities that arise from any other business of the Company.

SEPARATE ACCOUNTS

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the contractholder.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for all fiscal quarters until fiscal years beginning after June 15, 2000.

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended SFAS No. 133. SFAS No. 138 amended SFAS No. 133 so that for interest rate hedges, a company may designate as the hedged risk, the risk of changes only in a benchmark interest rate. Also, credit risk is newly defined as the company-specific spread over the benchmark interest rate and may be hedged separately from, or in combination with, the benchmark interest rate.

F-12


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Initial application of SFAS No. 133, as amended, for the Company will begin January 1, 2001. The Company estimates that at January 1, 2001, it will record $8,600,000 as a cumulative transition adjustment that will increase earnings relating to derivatives not designated as hedges prior to adoption of SFAS 133.

On January 1, 1999, the Company adopted AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed such costs as they were incurred. The adoption of SOP 98-1, resulted in an increase in pre-tax income of $6,232,000 for the year ended December 31, 1999.

In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. While the Company is currently in the process of quantifying the impact of EITF No. 99-20, the consensus provisions are not expected to have a material impact on the Company's financial condition or results of operations.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Services of Financial Assets and Extinguishment of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. For transfers and servicing of financial assets and Extinguishment of liabilities, this standard will be effective for the Company's June 30, 2001 unaudited financial statements. However, for disclosures regarding securitizations and collateral, as well as recognition and reclassification of collateral, this standard will be effective for the Company's December 31, 2000 financial statements. The Company is currently evaluating the financial statement impact of the adoption of this standard, however, it does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

F-13


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES

Effective October 1, 1998, the Company terminated a reinsurance agreement with Sun Life Assurance Company of Canada resulting in a decrease in income from operations to the Company of approximately $64,000,000 in 1998.

On February 11, 1999, two notes previously issued to the Company by Massachusetts Financial Services Company ("MFS"), an affiliate, were combined into a new note with a February 11, 2000 maturity date. The original notes were each issued for $110,000,000. One note was issued on February 11, 1998 at an interest rate of 6.0% and a due date of February 11, 1999. The other note was issued on December 22, 1998 at an interest rate of 5.55% and a due date of February 11, 1999. These two notes and an additional $10,000,000 were combined into a new note of $230,000,000 with a floating interest rate based on the six-month LIBOR rate plus 25 basis points. The $230,000,000 note was repaid to the Company on December 21,1999.

On December 31, 1998, the Company had an additional $20,000,000 investment in notes issued by MFS, scheduled to mature in 2000. These notes were repaid to the Company on December 21, 1999.

On January 14, 2000, the Company purchased $200,000,000 of notes from MFS. On November 1, 2000, MFS repaid $100,000,000 of these notes.

On February 5, 1999, the Company sold MCIC to an unaffiliated company. The net proceeds of this sale were $33,965,000. The Company realized a loss of $25,465,000 net of a $14,482,000 tax benefit.

On October 29, 1999, the Company sold NLT to an unaffiliated company for $30,254,000. The Company realized a gain of $13,170,000 after taxes of $10,186,000.

On December 22, 1999, the Company acquired twenty-eight mortgages from Sun Life Assurance Company of Canada for a total cost of $118,092,000.

On June 27, 2000, the Company sold Sun Life Information Services Ireland, Limited to Sun Life Assurance Company of Canada. The Company realized a pretax gain of $451,000 on the sale.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its ownership in all 200 shares issued and outstanding of Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital.

As a result of the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. on December 21, 2000, and its ownership interest in Sun Life of Canada (U.S.) Limited Partnership I, the Company became the owner of a $600,000,000 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc. The Company also assumed the liability of the partnership capital securities issued to Sun Life of Canada (U.S.) Capital Trust I, a Delaware business Trust sponsored by the Company's parent. Partnership capital securities issued of $600,010,000 accrue interest at 8.526% and have no scheduled maturity date. These partnership capital securities, which represent the limited partner interest of Sun Life (U.S.) Limited Partnership I, may be redeemed on or after May 6, 2027. The Company is accounting for the acquisition of Sun Life of Canada (U.S.) General Partner, Inc. using the purchase method of accounting. The attached proforma statements of income for the years ended December 31, 2000 and 1999 illustrate the Company's results of operations as if the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. took place at the beginning of the year, respectively.

F-14


	Proforma	Proforma
	2000	1999
Revenues

Premiums and annuity considerations	$ 44.8	$ 45.1
Net investment income	338.8	419.8
Net realized investment gains (losses)	(19.9)	2.3
Fee and other income	297.9	217.5

Total revenues	661.6	684.7

Benefits and expenses
Policyowner benefits	338.3	334.9
Other operating expenses	164.9	101.1
Amortization of deferred policy acquisition costs	123.8	67.8

Total benefits and expenses	627.0	503.8

Income (loss) from operations	34.6	180.9

Interest expense	94.5	94.5

Income (loss) before income tax expense and discontinued
operations	(59.9)	86.4

Income tax expense (benefit):
Federal	(61.7)	30.0
State	(2.1)	0.4

Income tax expense (benefit)	(63.8)	30.4

Net income from continuing operations	3.9	56.0

Net loss on disposal of subsidiaries, after tax	-	(12.3)

Discontinued operations	-	1.0

Net income	$ 3.9	$ 44.7

F-15


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

Dividends in the amounts of $10,000,000, $80,000,000, and $50,000,000, were declared and paid by the Company to its parent, Sun Life of Canada (U.S.) Holdings, Inc. during 2000, 1999, and 1998, respectively. The Company and its subsidiaries have management services agreements with Sun Life Assurance Company of Canada which provide that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under these agreements amounted to approximately $31,857,416 in 2000, $30,745,000 in 1999, and $17,381,000 in 1998.

As more fully described in Note 7, the Company has been involved in several reinsurance transactions with Sun Life Assurance Company of Canada.

The Company has accrued $4,259,000 for unpaid interest on surplus notes at December 31, 2000 and 1999, respectively. The Company expensed $43,266,000, $43,266,000, and $44,903,000 for interest on surplus notes and notes payable for the years ended December 31, 2000, 1999 and 1998, respectively.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its $350,000,000 Sun Life Assurance Company of Canada subordinated note to Sun Canada Financial Co., an affiliate, in the form of additional capitalization. On the same day, Sun Canada Financial Co. transferred its ownership in the Company's surplus notes totaling $315,000,000 to Sun Life of Canada (U.S.) Holdings, Inc. in the form of a dividend. As a result, the Company had $565,000,000 of surplus notes issued to its parent, Sun Life of Canada (U.S.) Holdings Inc., as of December 31, 2000. The following table lists the details of the surplus notes outstanding (in 000's):
	MATURITY	PRINCIPAL	RATE

Sun Life of Canada (U.S.) Holdings, Inc.	12/15/07	$150,000	6.625%
Sun Life of Canada (U.S.) Holdings, Inc.	12/15/15	150,000	7.250%
Sun Life of Canada (U.S.) Holdings, Inc.	12/15/15	7,500	6.125%
Sun Life of Canada (U.S.) Holdings, Inc.	12/15/07	7,500	5.750%
Sun Life of Canada (U.S.) Holdings, Inc.	11/06/27	250,000	8.625%
		------------
Total		$565,000

F-16


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS

FIXED MATURITIES

The amortized cost and fair value of fixed maturities were as follows (in 000's):
	DECEMBER 31, 2000
		GROSS	GROSS	ESTIMATED
	AMORTIZED	UNREALIZED	UNREALIZED	FAIR
	COST	GAINS	LOSSES	VALUE
Available-for-sale fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 183,733	$ 8,286	$ (68)	$ 191,951
States, provinces and political subdivisions	22,515	653	-	23,168
Mortgage-backed securities	123,113	2,132	(317)	124,928
Public utilities	286,744	12,805	(5,914)	293,635
Transportation	245,675	13,406	(3,821)	255,260
Finance	299,440	8,141	(5,761)	301,820
Corporate	1,293,302	52,597	(35,271)	1,310,628
Total available-for-sale fixed maturities	$ 2,454,522	$ 98,020	$ (51,152)	$ 2,501,390

Trading fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 500	$ 1	$ -	$ 501
Mortgage-backed securities	18,281	556	(156)	18,681
Public utilities	30,918	1,293	(243)	31,968
Transportation	97,900	3,218	(266)	100,852
Finance	159,250	5,470	(348)	164,372
Corporate	328,662	9,116	(5,975)	331,803
Total trading fixed securities	$ 635,511	$ 19,654	$ (6,988)	$ 648,177

Held-to-maturity fixed maturities:
Sun Life of Canada (U.S.) Holdings, Inc.,
8.526% subordinated debt, due 2027	$ 600,000	$ -	$ (53,888)	$ 546,112
Total held-to-maturity fixed maturities	$ 600,000	$ -	$ (53,888)	$ 546,112
	DECEMBER 31, 1999
		GROSS	GROSS	ESTIMATED
	AMORTIZED	UNREALIZED	UNREALIZED	FAIR
	COST	GAINS	LOSSES	VALUE
Available-for-sale fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 107,272	$ 2,104	$ (3,191)	$ 106,185
States, provinces and political subdivisions	32,593	15	(161)	32,447
Mortgage-backed securities	98,903	1,225	(541)	99,587
Public utilities	360,672	7,954	(9,780)	358,846
Transportation	327,544	8,585	(4,258)	331,871
Finance	281,303	4,632	(6,935)	279,000
Corporate	1,477,105	22,851	(30,556)	1,469,400
Total available-for-sale fixed maturities	$ 2,685,392	$ 47,366	$ (55,422)	$ 2,677,336

Trading fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 1,000	$ 2	$ -	$ 1,002
Total trading fixed securities	$ 1,000	$ 2	$ -	$ 1,002

F-17


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED)

The amortized cost and estimated fair value by maturity periods for fixed maturity investments are shown below (in 000's). Actual maturities may differ from contractual maturities on mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.
	DECEMBER 31, 2000

	AMORTIZED	ESTIMATED
	COST	FAIR VALUE

Maturities of available-for-sale fixed securities:
Due in one year or less	$ 190,837	$ 187,267
Due after one year through five years	949,281	959,260
Due after five years through ten years	537,068	563,360
Due after ten years	777,336	791,503

	$ 2,454,522	$ 2,501,390

Maturities of trading fixed securities:
Due in one year or less	$ 500	$ 501
Due after one year through five years	186,541	190,300
Due after five years through ten years	266,573	270,476
Due after ten years	181,897	186,900

	$ 635,511	$ 648,177

Maturities of held-to-maturity securities:
Due after ten years	$ 600,000	$ 546,112

Gross gains of $9,056,000, $12,496,000 and $25,752,000 and gross losses of $24,018,000, $7,646,000, and $1,439,000 were realized on the voluntary sale of fixed maturities for the years ended December 31, 2000, 1999, and 1998, respectively.

Fixed maturities with an amortized cost of approximately $2,991,000 and $3,009,000 at December 31, 2000 and 1999 respectively, were on deposit with Federal and State governmental authorities as required by law.

No fixed maturities have been pledged to collateralize various liabilities at December 31, 2000 and 1999, respectively.

F-18


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED)

As of December 31, 2000 and 1999, 98% and 94%, respectively, of the Company's fixed maturities were investment grade. Investment grade securities are those that are rated "BBB" or better by nationally recognized rating agencies. During 2000, the Company incurred realized losses totalling $14,956,000 for other than temporary impairment of value of some of its fixed maturities after determining that not all of the year 2000 unrealized losses are temporary in nature. Also in 2000, the Company stopped accruing income on its holdings of an issuer that declared bankruptcy. $243,000 of interest income on these holdings was not accrued. All of the Company's securities were income producing for the years ended December 31, 1999 and 1998.

MORTGAGE LOANS AND REAL ESTATE

The Company invests in commercial first mortgage loans and real estate throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made. Real estate investments classified as held-for-sale have been obtained primarily through foreclosure. The carrying value of mortgage loans and real estate investments net of applicable reserves and accumulated depreciation on real estate were as follows (in 000's):
	DECEMBER 31,

	2000	1999

Total mortgage loans	$ 846,439	$ 931,351

Real estate:
Held-for-sale	7,483	7,804
Held for production of income	70,239	87,290

Total real estate	$ 77,722	$ 95,094

Accumulated depreciation on real estate was $14,879,000 and $18,529,000 at December 31, 2000 and 1999, respectively.

F-19


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, mortgage loans' values are impaired or mortgage loans' values are impaired but they are performing, appropriate allowances for losses have been made. The Company has restructured mortgage loans, impaired mortgage loans and impaired but performing mortgage loans totaling $18,165,000 and $33,577,000 at December 31, 2000 and 1999, respectively, against which there are allowances for losses of $4,675,000 and $7,750,000, respectively. During 2000, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $1,500,000.

The investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets, were as follows (in 000's):
	BALANCE AT			BALANCE AT
	JANUARY 1,	ADDITIONS	SUBTRACTIONS	DECEMBER 31,

2000
Mortgage loans	$ 7,750	$ 3,837	$ (6,912)	$ 4,675
Real estate	1,723	-	(1,723)	-

1999
Mortgage loans	$ 6,600	$ 4,045	$ (2,895)	$ 7,750
Real estate	1,250	1,379	(906)	1,723

Mortgage loans and real estate investments comprise the following property types and geographic regions (in 000's):
	DECEMBER 31,

	2000	1999
Property Type:
Office building	$ 328,976	$ 357,466
Residential	47,805	58,546
Retail	379,326	433,970
Industrial/warehouse	153,580	156,204
Other	19,149	29,732
Valuation allowances	(4,675)	(9,473)

Total	$ 924,161	$ 1,026,445

F-20


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):
	DECEMBER 31,

	2000	1999

Geographic region:

Arizona	$ 19,809	$ 16,155
California	87,607	117,355
Colorado	8,636	13,019
Connecticut	38,401	25,229
Delaware	15,131	15,919
Florida	36,179	43,718
Georgia	46,895	52,178
Indiana	13,496	19,174
Kentucky	14,941	12,225
Maryland	20,849	10,826
Massachusetts	98,377	99,661
Michigan	45,948	69,545
Nevada	5,308	5,532
New Jersey	16,653	18,806
New York	69,529	65,107
North Carolina	11,009	10,111
Ohio	35,966	43,947
Pennsylvania	132,615	159,328
Tennessee	12,889	13,385
Texas	22,380	17,924
Utah	11,171	11,583
Virginia	20,911	21,731
Washington	60,560	68,657
All other	83,576	104,803
Valuation allowances	(4,675)	(9,473)
Total	$ 924,161	$ 1,026,445

F-21


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

At December 31, 2000, scheduled mortgage loan maturities were as follows (000's):
2001	$ 81,373
2002	53,711
2003	31,245
2004	50,392
2005	89,651
Thereafter	540,067
Total	$ 846,439

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. The Company has made commitments of mortgage loans on real estate and other loans into the future. The outstanding commitments for these mortgages amount to $45,119,000 and $15,911,000 at December 31, 2000 and 1999, respectively.

During 2000, the Company sold commercial mortgage loans in a securitization transaction. In the transaction, the Company retained servicing responsibilities, a Class B and a Class I interest only certificate. The Class B certificate is a subordinated interest. The Company receives annual servicing fees, before expenses, of 0.1 percent of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors in the securitization trust have no recourse to the Company's other assets for failure of debtors to pay when due. The value of the Company's retained interest is subject to credit, and interest rate risk on the transferred financial assets. The Company recognized a pretax gain of $763,000 on the securitization transaction.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year were as follows:
	CLASS B	CLASS I

Prepayment speed	0	0
Weighted average life in years	7.25	4.54
Expected credit losses	0	0
Residual cash flows discount rate	7.798	8.844
Treasury rate interpolated for average life	4.97	4.96
Spread over treasuries	2.83%	3.88%
Duration in years	5.201	3.611

F-22


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

Key economic assumptions and the sensitivity of the current fair value of cash flows in those assumptions are as follows (in 000's):
	COMMERCIAL MORTGAGES

	CLASS B	CLASS I

Carrying amount of retained interests	$ 2,737	$ 1,634
Fair value of retained interests	2,875	1,716
Weighted average life in years	7.254	4.543

EXPECTED CREDIT LOSSES
Impact on fair value of .025% of adverse change	4	36
Impact on fair value of .05% of adverse change	8	73

RESIDUAL CASH FLOWS DISCOUNT RATE
Impact on fair value of .5% of adverse change	75	31
Impact on fair value of 1% of adverse change	150	62

The total principal amount of the commercial mortgage loans was $32,035,000 at December 31, 2000, none of which were 60 days or more past due. There were no net credit losses incurred relating to the commercial mortgage loans at the date of the securitization and at December 31, 2000.

SECURITIES LENDING

The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chase Manhattan of New York. The custodian has indemnified the Company against losses arising from this program. There were no securities out on loan at December 31, 2000 and 1999, respectively. The Company requires collateral at 102% of the value of securities loaned. As of December 31, 2000 and 1999, the Company had received no collateral for securities on loan. The income resulting from this program was $48,000, $37,000 and $135,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

LEVERAGED LEASES

The Company is a lessor in a leverage lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was leased for a term of 9.78 years. The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment and non-recourse to the Company. At the end of the lease term, the master Lessee may exercise a fixed price purchase option to purchase the equipment. The Company's net investment in leveraged leases is composed of the following elements (in 000's):

F-23


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):
YEAR ENDED DECEMBER 31,
2000		1999
Lease contracts receivable	$ 57,623	$ 69,766
Less: non-recourse debt	(57,607)	(69,749)
Net Receivable	16	17
Estimated residual value of leased assets	41,150	41,150
Less: unearned and deferred income	(6,718)	(7,808)
Investment in leverage lease	34,448	33,359
Less: fees	(88)	(113)
Net investment in leverage leases	$ 34,360	$ 33,246

DERIVATIVES

The Company uses derivative financial instruments for risk management purposes to hedge against specific interest rate risk, to alter investment rate exposures arising from mismatches between assets and liabilities, and to minimize the Company's exposure to fluctuations in interest rates, foreign currency exchange rates and general market conditions. The derivative financial instruments used by the Company include swaps and options. The Company does not hold or issue any derivative instruments for trading purposes.

SWAPS

Swap agreements are contracts with other parties to exchange at specified intervals, the difference between fixed and floating rate interest amounts based upon a notional principal amount. No cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counter-party at each interest payment date. The Company enters into interest rate swap agreements to hedge against exposure to interest rate fluctuations. Because the underlying principal is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged. The net payable/receivable is recognized over the life of the swap contract as an adjustment to net investment income.

In 2000, the Company launched a new guaranteed investment contract program. The purpose of the program was to increase market place and interest for these products. Each deal is highly individualized but typically involves the issuance of foreign currency denominated contracts backed by cross currency swaps or equity linked cross currency swaps. The combination of these swaps with interest rate swaps allows the Company to lock in U.S. dollar fixed rate payments for the life of the note.

The net increase (decrease) in net investment income related to interest rate swaps was $166,000, ($2,513,000) and ($1,686,000) for the years ended December 31, 2000, 1999 and 1998, respectively. The Company did not employ hedge accounting treatment in 2000, 1999 and 1998. As a result, the unrealized gains and losses were realized immediately in those years and the deferred balances as of the year ended December 31, 1997 were realized during 1998.

F-24


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

The Company recognized gross realized gains on swaps of $3,924,000, $4,735,000, and $6,568,000 in 2000, 1999, and 1998, respectively, as well as gross realized losses of $1,156,000, $1,789,000, and $20,538,000 during 2000, 1999, and 1998, respectively.

The Company's primary risks associated with these transactions are exposure to potential credit loss in the event of non-performance by counter-parties and market risk. The Company regularly assesses the strength of the counter-parties and generally enters into transactions with counter-parties rated "A" or better by nationally recognized ratings agencies. Management believes that the risk of incurring losses related to credit risk is remote. As of December 31, 2000 and 1999, the Company's derivatives had no significant concentration of credit risk. The Company does not require collateral or other security to support derivative financial instruments with credit risk.

OPTIONS

Options are legal contracts that give the contractholder the right to buy or sell a specific amount of the underlying interest at a strike price upon exercise of the option. Cash is exchanged to purchase the option and through the exercise date, the holder can elect to exercise the option or allow it to expire. The Company also utilizes options to hedge against stock market exposure inherent in the mortality and expense risk charges and guaranteed minimum death benefit features of the Company's variable annuities.

The Company's underlying notional or principal amounts associated with open derivatives positions were as follows (in 000's):
	OUTSTANDING AT
	DECEMBER 31, 2000
	NOTIONAL
	PRINCIPAL	UNREALIZED GAIN
	AMOUNTS	(LOSS)
Interest rate swaps	$1,308,496	$ (40,432)
Currency swaps	370,554	1,839
Equity swaps	162,576	(16,883)
Total	$1,841,626	$ (55,476)
OUTSTANDING AT
DECEMBER 31, 1999
NOTIONAL
	PRINCIPAL	UNREALIZED GAIN
	AMOUNTS	(LOSS)
Interest rate swaps	$ 368,000	$ 9,522
Currency swaps	1,700	295
Total	$ 369,700	$ 9,817

At December 31, 2000, the unrealized gains (losses) on derivatives are included with other liabilities on the financial statements. The unrealized gains (losses) on derivatives are included with other assets at December 31, 1999.

F-25


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

4. NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains (losses) consisted of the following (in 000's):
	2000	1999	1998
Fixed maturities	$ (14,962)	$ 4,846	$ 24,268
Mortgage and other loans	2,057	1,981	36
Real estate	5,211	(742)	499
Derivative instruments	2,768	2,945	(13,970)
Short term investments	(22)	4	24
Write-down of fixed maturities	(14,956)	(6,689)	(2,481)
Total	$ (19,904)	$ 2,345	$ 8,376

5. NET INVESTMENT INCOME

Net investment income consisted of the following (in 000's):
	2000	1999	1998
Fixed maturities	$ 265,608	$ 254,390	$ 295,167
Equity securities	-	(33)	37
Mortgage and other loans	77,807	90,638	103,804
Real estate	8,868	6,829	7,844
Policy loans	3,047	3,172	2,934
Derivatives	(66,773)	17,671	(11,880)
Income on funds withheld under reinsurance	-	-	67,045
Other	4,664	(1,416)	(817)
Gross investment income	293,221	371,251	464,134
Less: Investment expenses	5,510	6,273	8,277
Net investment income	$ 287,711	$ 364,978	$ 455,857

F-26


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107 "Disclosure about Fair Value of Financial Instruments" excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements. The fair value amounts presented herein do not include the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 (in 000's):
DECEMBER 31, 2000			DECEMBER 31, 1999
	CARRYING	ESTIMATED	CARRYING	ESTIMATED
	AMOUNT	FAIR VALUE	AMOUNT	FAIR VALUE

Financial assets:
Cash and cash equivalents	$ 390,049	$ 390,049	$ 550,265	$ 550,265
Fixed maturities	3,749,567	3,695,679	2,678,340	2,678,340
Short-term investments	112,077	112,077	177,213	177,213
Mortgages	846,439	886,384	931,351	933,725
Derivatives	(55,476)	(55,476)	9,817	9,817
Policy loans	41,459	41,459	40,660	40,660
Other invested assets	74,551	74,551	67,938	67,938

Financial liabilities:
Guaranteed investment contracts	$ 1,002,865	$ 998,544	$ 677,265	$ 665,830
Contractholder deposit funds	2,129,758	2,090,197	2,279,413	2,213,896
Fixed annuity contracts	102,637	98,337	112,794	105,845
Interest sensitive life insurance	114,198	116,900	116,999	119,659
Long-term debt	565,000	510,962	565,000	529,212
Partnership capital securities	607,826	553,938	-	-

F-27


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

The fair values of cash and cash equivalents are estimated to be cost plus accrued interest which approximates fair value. The fair values of short-term bonds are estimated to be the amortized cost. The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics. The fair values of mortgage and other loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Policy loans are stated at unpaid principal balances, which approximate fair value.

The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.

The fair values of other deposits with future maturity dates are estimated using discounted cash flows.

The fair value of notes payable and other borrowings are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowings. The carrying amount of all other assets is assumed to approximate fair value.

7. REINSURANCE

INDIVIDUAL INSURANCE

The Company had several agreements with Sun Life Assurance Company of Canada, which provided that Sun Life Assurance Company of Canada would reinsure the mortality risk and certain ancillary benefits under various individual life insurance contracts sold by the Company. Under these agreements, basic death benefits and supplementary benefits were reinsured on a yearly renewable term basis and coinsurance basis, respectively. The effective dates of these agreements were June 1, 1982, November 1, 1986, and January 1, 1987. These agreements were terminated on December 31, 2000.

Effective January 1, 1991, the Company entered into an agreement with Sun Life Assurance Company of Canada under which certain individual life insurance contracts issued by Sun Life Assurance Company of Canada were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991, the Company entered into an agreement with Sun Life Assurance Company of Canada which provides that Sun Life Assurance Company of Canada will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Such death benefits are reinsured on a yearly renewable term basis. These two agreements were terminated effective October 1, 1998.

F-28


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

7. REINSURANCE (CONTINUED):

The Company had an agreement with an unrelated company which provided reinsurance of a small block of individual life insurance contracts on a modified coinsurance basis. This agreement was terminated on December 31, 2000.

The Company has agreements with Sun Life Assurance Company of Canada and with other unrelated companies which provide for reinsurance of certain mortality risks associated with the individual and corporate owned life insurance (COLI) contracts. These amounts are reinsured on a yearly renewable term basis.

GROUP INSURANCE

The Company has an agreement with Sun Life Assurance Company of Canada whereby Sun Life Assurance Company of Canada reinsures the mortality risks of the group life insurance contracts. Under this agreement, certain death benefits are reinsured on a yearly renewable term basis.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the group long-term disability contracts. Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis.

The effects of reinsurance were as follows (in 000's):
	FOR THE YEARS ENDED DECEMBER 31,
	2000	1999	1998

Insurance premiums:
Direct	$ 51,058	$ 54,662	$ 58,940
Assumed	-	-	159,787
Ceded	6,255	9,595	15,414
Net premiums	$ 44,803	$ 45,067	$ 203,313

Insurance and other individual policy benefits
and claims:
Direct	$ 346,411	$ 342,284	$ 352,968
Assumed	-	-	248,664
Ceded	8,077	7,433	13,523
Net policy benefits and claims	$ 338,334	$ 334,851	$ 588,109

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

F-29


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS:

PENSION PLAN

The Company and its subsidiaries participate with Sun Life Assurance Company of Canada in a non-contributory defined benefit pension plan covering essentially all employees. Benefits under all plans are based on years of service and employees' average compensation. The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully funded. Most pension plan assets consist of separate accounts of Sun Life Assurance Company of Canada or other insurance company contracts.

The following table sets forth the change in the pension plan's projected benefit obligations and assets, as well as the plan's funded status at December 31, 2000, 1999, and 1998 (in 000's):
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

CHANGE IN PROJECTED BENEFIT OBLIGATION:
Projected benefit obligation at beginning of year	$ 99,520	$ 110,792	$ 79,684
Service cost	5,242	5,632	4,506
Interest cost	7,399	6,952	6,452
Actuarial loss (gain)	579	(21,480)	21,975
Benefits paid	(3,065)	(2,376)	(1,825)
Projected benefit obligation at end of year	$ 109,675	$ 99,520	$ 110,792

CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year	$ 158,271	$ 151,575	$ 136,610
Actual return on plan assets	8,218	9,072	16,790
Benefits paid	(3,285)	(2,376)	(1,825)
Fair value of plan assets at end of year	$ 163,204	$ 158,271	$ 151,575

Funded status	$ 53,529	$ 58,752	$ 40,783
Unrecognized net actuarial loss	(12,620)	(20,071)	(2,113)
Unrecognized transition obligation	(20,561)	(22,617)	(24,674)
Unrecognized prior service cost	6,501	7,081	7,661
Prepaid benefit cost	$ 26,849	$ 23,145	$ 21,657

F-30


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS (CONTINUED):

The following table sets forth the components of the net periodic pension cost for the years ended December 31, 2000, 1999, and 1998 (in 000's).
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$ 5,242	$ 5,632	$ 4,506
Interest cost	7,399	6,952	6,452
Expected return on plan assets	(13,723)	(12,041)	(10,172)
Amortization of transition obligation asset	(2,056)	(2,056)	(2,056)
Amortization of prior service cost	580	580	580
Recognized net actuarial gain	(1,146)	(554)	(677)
Net periodic benefit cost	$ (3,704)	$ (1,487)	$ (1,367)
The Company's share of net periodic benefit cost	$ 805	$ 736	$ 586

The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 7.5% for the years ended December 31, 2000 and 1999. The expected return on plan assets for 2000 and 1999 was 8.75% and the assumed rate of compensation increase for both 2000 and 1999 was 4.50%.

The Company and certain subsidiaries also participate with Sun Life Assurance Company of Canada and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. Under the various plans the Company matches, up to specified amounts, employees' contributions to the plan. The Company's contributions were $354,000, $284,000, and $231,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

OTHER POST-RETIREMENT BENEFIT PLANS

In addition to pension benefits, the Company and certain subsidiaries provide certain health, dental, and life insurance benefits ("postretirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The following table sets forth the change in other postretirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 2000 and 1999 (in 000's).

F-31


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS (CONTINUED):
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$ 12,217	$ 10,419	$ 9,845
Service cost	529	413	240
Interest cost	1,139	845	673
Actuarial loss	3,665	1,048	308
Benefits paid	(465)	(508)	(647)
Benefit obligation at end of year	$ 17,085	$ 12,217	$ 10,419

CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year	$ -	$ -	$ -
Employer contributions	465	508	647
Benefits paid	(465)	(508)	(647)
Fair value of plan assets at end of year	$ -	$ -	$ -

Funded Status	$ (17,085)	$ (12,217)	$ (10,419)
Unrecognized net actuarial loss	4,914	1,469	586
Unrecognized transition obligation	95	140	185
Prepaid (accrued) benefit cost	$ (12,076)	$ (10,608)	$ (9,648)

F-32


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS (CONTINUED):

The following table sets forth the components of the net periodic postretirement benefit costs for the years ended December 31, 2000, 1999, and 1998 (in 000's).
	2000	1999	1998

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$ 529	$ 413	$ 240
Interest cost	1,139	845	673
Amortization of transition obligation(asset)	45	45	45
Recognized net actuarial loss (gain)	219	164	(20)
Net periodic benefit cost	$ 1,932	$ 1,467	$ 938

The Company's share of net periodic benefit cost	$ 219	$ 185	$ 95

In order to measure the postretirement benefit obligation at December 31, 2000 the Company assumed a 10.9% annual rate of increase in the per capita cost of covered health care benefits (5.5% for dental benefits). These rates were assumed to decrease gradually to 5.0% for 2006 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2000 by $3.4 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $405 thousand. Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2000 by $2.8 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $320 thousand. The assumed weighted average discount rate used in determining the postretirement benefit obligation for both 2000 and 1999 was 7.50%.

F-33


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

9. FEDERAL INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. as previously described in Note 1. Federal income taxes are calculated as if the Company was filing a separate federal income tax return. A summary of the components of federal income tax expense (benefit) in the consolidated statements of income for the years ended December 31, 2000, 1999 and 1998 was as follows (in 000's):
	2000	1999	1998

Federal income tax expense (benefit):
Current	$ (8,536)	$ 18,570	$ 19,476
Deferred	(53,145)	10,210	(8,551)

Total	$ (61,681)	$ 28,780	$ 10,925

Federal income taxes attributable to the consolidated operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:
	2000	1999	1998

Expected federal income tax expense	$ (21,455)	$ 28,969	$ 9,405
Low income housing credit	(5,805)	(6,348)	(4,446)
Additional tax provision	(35,897)	6,851	5,423
Other	1,476	(692)	543

Federal income tax expense	$ (61,681)	$ 28,780	$ 10,925

The deferred income tax (asset) liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax (assets) and liabilities as of December 31, 2000 and 1999 were as follows (in 000's):
	2000	1999

Deferred tax assets:
Actuarial liabilities	$ 177,709	$ 136,560
Other	845	943
Total deferred tax assets	$ 178,554	$ 137,503
Deferred tax liabilities:
Deferred policy acquisition costs	(189,447)	(193,238)
Investments, net	(30,513)	(21,940)
Total deferred tax liabilities	$ (219,960)	$ (215,178)
Net deferred tax liabilities	$ (41,406)	$ (77,675)

F-34


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

9. FEDERAL INCOME TAXES (CONTINUED)

The Company makes payments under the tax sharing agreements as if it were filing as a separate company.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits. The Company is currently under audit by the IRS for the years 1994 and 1995. In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements. However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

10. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses related to the group life and group disability products is summarized below (in 000's):
	2000	1999

Balance at January 1	$ 17,755	$ 15,002
Less reinsurance recoverables	(4,036)	(3,232)

Net balance at January 1	13,719	11,770

Incurred related to:
Current year	10,670	12,187
Prior years	(14)	(1,487)

Total incurred	10,656	10,700

Paid losses related to:
Current year	(5,473)	(6,755)
Prior years	(3,395)	(1,996)

Total paid	(8,868)	(8,751)

Net balance at December 31	20,574	17,755
Plus reinsurance recoverables	(5,067)	(4,036)

Balance at December 31	$ 15,507	$ 13,719

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its individual and group disability lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

F-35


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

11. DEFERRED POLICY ACQUISITION COSTS

The following illustrates the changes to the deferred policy acquisition costs (in 000's):
	2000	1999

Balance at January 1	$ 686,278	$ 523,872
Acquisition costs deferred	206,869	156,228
Amortized to expense during the year	(123,832)	(67,815)
Adjustment for unrealized investment gains (losses) during the year	(7,327)	73,993

Balance at December 31	$ 761,988	$ 686,278

12. SEGMENT INFORMATION

The Company offers financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability insurance on a group basis. Within these areas, the Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Net investment income is allocated based on segmented assets by line of business.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life and long-term disability insurance to small and mid-size employers in the State of New York.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering guaranteed investment contracts to unrelated third parties in overseas markets during the second quarter of 2000. These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies. The Company uses derivative instruments to manage the risks inherent in the contract options.

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments. Management evaluates the results of the operating segments on an after-tax basis. The Company does not materially depend on one or a few customers, brokers or agents.

F-36


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

12. SEGMENT INFORMATION (CONTINUED)

The following amounts pertain to the various business segments (in 000's):
		YEAR ENDED DECEMBER 31, 2000

			PRETAX
TOTAL	TOTAL		INCOME	NET OPERATING	TOTAL
REVENUES	EXPENDITURES		(LOSS)	INCOME (LOSS)	ASSETS

Individual Protection	$ 44,206	$ 44,477	$ (271)	$ (176)	$ 1,242,549
Group Protection	17,194	15,350	1,844	1,199	30,514
Wealth Management	533,517	556,864	(23,347)	(6,911)	22,094,736
Corporate	15,552	55,025	(39,473)	8,419	689,869

Total	$ 610,469	$ 671,716	$ (61,247)	$ 2,531	$ 24,057,668
		YEAR ENDED DECEMBER 31, 1999

Individual Protection	$ 17,625	$ 18,001	$ (376)	$ 198	$ 302,100
Group Protection	16,415	15,541	874	568	27,286
Wealth Management	563,836	460,788	103,048	73,002	20,911,529
Corporate	31,996	52,731	(20,735)	(20,036)	243,998

Total	$ 629,872	$ 547,061	$ 82,811	$ 53,732	$ 21,484,913
		YEAR ENDED DECEMBER 31, 1998

Individual Protection	$ 232,193	$ 300,478	$ (68,285)	$ (45,186)	$ 365,397
Group Protection	15,259	13,023	2,236	1,433	23,297
Wealth Management	560,643	457,483	103,160	74,662	17,572,436
Corporate	38,600	50,838	(12,238)	(16,803)	287,132

Total	$ 846,695	$ 821,822	$ 24,873	$ 14,106	$ 18,248,262

13. REGULATORY FINANCIAL INFORMATION

The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with GAAP for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and income tax expense reflects only taxes paid or currently payable.

F-37


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

13. REGULATORY FINANCIAL INFORMATION (CONTINUED):

The following information reconciles statutory net income and statutory surplus with net income and equity on a GAAP basis (in 000's):
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

Statutory net income	$ (236)	$ 90,358	$ 125,401

Adjustments to GAAP for life insurance companies:
Statutory interest maintenance reserve	4,341	3,956	2,925
Investment income and realized gains (losses)	(90,373)	13,803	(4,532)
Policyowner premiums and benefits	(36,572)	(135,416)	(178,973)
Deferred policy acquisition costs	83,037	88,413	60,527
Deferred income taxes	45,358	(13,615)	8,886
Other, net	(3,024)	(5,057)	-

GAAP net income	$ 2,531	$ 42,442	$ 14,234
	DECEMBER 31, 2000	DECEMBER 31, 1999

Statutory capital stock and surplus	$ 940,335	$ 886,342

Adjustments to GAAP for life insurance companies:
Valuation of investments	(37,011)	3,697
Deferred policy acquisition costs	761,988	686,278
Future policy benefits and
Contractholder deposit funds	(388,946)	(350,181)
Deferred income taxes	(41,406)	(77,675)
Statutory interest maintenance reserve	39,979	42,325
Statutory asset valuation reserve	45,376	45,281
Surplus notes	(565,000)	(565,000)
Other, net	5,848	178

GAAP equity	$ 761,163	$ 671,245

The NAIC has codified statutory accounting practices, which are expected to constitute the only source of prescribed statutory accounting practices effective January 1, 2001. The codification has resulted in changes to many of the prescribed accounting practices that insurance companies use to prepare their statutory financial statements. The effect of the changes to accounting practices as a result of codification in 2001 is estimated to be an increase in the Company's statutory surplus of $24 million, primarily from the establishment of deferred tax assets.

F-38


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

14. DIVIDEND RESTRICTIONS

The Company and its insurance subsidiary's ability to pay dividends are subject to certain restrictions. Delaware and New York have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company and Sun Life Insurance and Annuity Company of New York. Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve-month period, without prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its statutory surplus as of the preceding December 31, or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory surplus, would also require the prior approval of the Delaware Commissioner of Insurance. Dividends in the amounts of $10,000,000, $80,000,000 and $50,000,000 were declared and paid by the Company to its parent, Sun Life of Canada (U.S.) Holdings, Inc. during 2000, 1999, and 1998. These dividends were approved by the Board of Directors.

On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the Superintendent of Insurance of the State of New York, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of: (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to shareholders unless the insurer filed a notice of its intention to declare a dividend and its amount with the Superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the Superintendent. Dividends in the amount of $4,700,000, $6,500,000, and $3,000,000 were declared and paid during 2000, 1999, and 1998, respectively, by the Sun Life Insurance and Annuity Company of New York to the Company. These dividends were approved by the Board of Directors and the State of New York Insurance Department.

F-39


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

15. COMMITMENTS AND CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments. Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company incurred guaranty fund assessments of approximately $4,000,000, $3,500,000, and $3,500,000 in 2000, 1999 and 1998, respectively.

LITIGATION

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurance, management, at the present time, does not anticipate that the ultimate liability arising from such pending and threatened litigation will have a material effect on the financial condition or operating results of the Company.

LINES OF CREDIT

The Company has syndicated two lines of credit each in the amount of $250 million. There are 14 banks in the syndicate of lenders, which is led by Chase Bank, New York. The banks have committed to lend funds of up to $500 million when requested by the Company at prevailing rates determined in accordance with the line of credit agreements. One line of credit terminates October, 2001, the other in October, 2003. As of December 31, 2000, no amounts have been borrowed.

LEASE COMMITMENTS

The Company leases various facilities and equipment under operating leases with terms of up to 25 years. As of December 31, 2000, minimum future lease payments under such leases are as follows (in 000's):

2001	$4,090,800
2002	4,144,350
2003	3,090,600
2004	2,575,500
Thereafter	-

Total	$13,901,250

Total rental expense for the years ended December 31, 2000, 1999 and 1998 was $4,582,913, $4,656,000, and $4,139,000, respectively.

F-40


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

16. DISCONTINUED OPERATIONS

During 1999, the Company discontinued its individual disability segment and its banking and trust segment. These segments were composed of MCIC and NLT, which were both sold during 1999 to separate, unaffiliated parties. Net proceeds on the sale of MCIC were approximately $33,965,000 and the Company realized a net loss after taxes of $25,465,000. Net proceeds on the sale of NLT were approximately $30,000,000; the Company realized a net gain after taxes of $13,170,000. Immediately before the sale date of NLT, the Company received a $19 million dividend distribution from NLT.

There were no results from discontinued operations in 2000. Income from discontinued operations for the years ended December 31, 1999 and 1998 were as follows (in 000's):
	1999	1998

Revenue	$ 22,667	$ 104,225
Expenses	21,430	104,593
Provision for income taxes	203	(445)

Income from discontinued operations	$ 1,034	$ 77

F-41


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying consolidated balance sheets of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholder's equity, comprehensive income and of cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts

February 7, 2001

F-42


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000
ASSETS:	Shares	Cost	Value
Investments in:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund (AIM1)	1,439,695	$ 51,794,257	$ 44,400,200
V.I. Growth Fund (AIM2)	2,350,900	72,875,207	58,349,349
V.I. Growth and Income Fund (AIM3)	2,433,793	72,258,079	63,741,026
V.I. International Equity Fund (AIM4)	2,800,533	69,234,188	56,346,731
The Alger American Fund
Growth Portfolio (AL1)	1,785,019	101,540,903	84,377,844
Income and Growth Portfolio (AL2)	3,958,234	57,568,865	52,486,179
Small Capitalization Portfolio (AL3)	699,048	24,451,035	16,420,640
Goldman Sachs Variable Insurance Trust
VITSM CORE Large Cap Growth Fund (GS1)	2,278,432	31,893,392	25,062,751
VITSM CORE Small Cap Equity Fund (GS2)	574,559	5,951,099	5,975,418
VITSM CORE US Equity Fund (GS3)	1,731,619	22,929,611	21,610,604
Growth and Income Fund (GS4)	770,632	8,329,500	7,968,339
International Equity Fund (GS5)	896,365	12,129,934	10,559,176
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio (JP1)	1,447,785	24,216,998	21,571,993
International Opportunities Portfolio (JP2)	780,628	9,872,333	8,860,127
Small Company Portfolio (JP3)	435,089	6,752,698	6,256,583
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio (LA1)	1,961,586	44,068,435	49,922,363
MFS/Sun Life Series Trust
Capital Appreciation Series (CAS)	849,541	40,007,057	35,297,224
Emerging Growth Series (EGS)	2,660,742	90,736,303	77,999,168
High Yield Series (HYS)	3,449,516	28,775,048	26,312,594
Money Market (MMS)	5,997,481	5,997,481	5,997,481
Utilities Series (UTS)	2,652,567	49,789,169	50,601,928
Government Securities Series (GSS)	1,862,993	23,232,006	24,422,562
Total Return Series (TRS)	772,902	14,198,799	15,222,153
Massachusetts Investors Trust Series (MIT)	898,590	32,208,557	31,561,109
New Discovery Series (NWD)	1,694,410	29,161,513	27,083,594
Massachusetts Investors Growth Stock Series (MIS)	3,381,051	53,375,192	49,044,318
OCC Accumulation Trust
Equity Portfolio (OP1)	680,927	21,920,447	24,574,655
Mid Cap Portfolio (OP2)	1,167,119	14,490,037	15,195,886
Small Cap Portfolio (OP3)	319,639	8,571,467	10,308,369
Managed Portfolio (OP4)	88,314	3,618,794	3,815,153
Salomon Brothers Variable Series Funds, Inc.
Variable Capital Fund (SB1)	33,759	415,860	509,766
Variable Investors Fund (SB2)	47,265	570,629	642,325
Variable Strategic Bond Fund (SB3)	491,308	4,899,375	4,790,257
Variable Total Return Fund (SB4)	432,471	4,588,399	4,627,437
Sun Capital Advisers Trust
Money Market Fund (SCA1)	38,219,658	38,219,658	38,219,658
Investment Grade Bond Fund (SCA2)	3,051,354	28,621,639	29,301,552
Real Estate Fund (SCA3)	955,395	10,182,889	10,746,921
Select Equity Fund (SCA4)	1,035,273	13,018,244	11,360,321
Blue Chip Mid Cap Fund (SCA5)	2,345,548	34,436,594	32,672,766
Investors Foundation Fund (SCA6)	251,005	2,755,102	2,439,971
Davis Venture Value Fund (SCA7)	1,082,386	10,493,547	10,639,691
Davis Financial Fund (SCA8)	217,392	2,288,206	2,460,986
Value Equity Fund (SCA9)	27,623	294,915	311,914
Value Mid Cap Fund (SCA)	588,184	5,862,617	6,054,954
Value Small Cap Fund (SCB)	296,328	3,146,541	3,535,159
Value Managed Fund (SCC)	10,637	111,609	120,149
Credit Suisse Institutional
Emerging Markets Portolio (CS1)	225,539	2,954,156	2,104,276
International Equity Portfolio (CS2)	144,459	2,062,211	1,550,044
Post-Venture Capital Portfolio (CS3)	69,954	1,306,591	952,778
Small Company Growth Portfolio (CS4)	203,348	4,908,602	3,391,848
		$ 1,203,085,788	$ 1,097,778,290
LIABILITY:
Payable to sponsor			(55,318)
Net assets			$ 1,097,722,972

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of			Reserve for Variable Annuities
	Deferred Variable Annuity Contracts
	Units	Unit Value	Value		Total
NET ASSETS APPLICABLE TO CONTRACT OWNERS FUTURITY CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund	323,566	$ 14.1147	$ 4,566,886	$ 17,147	$ 4,584,033
V.I. Growth Fund	563,444	13.0788	7,368,963	11,750	7,380,713
V.I. Growth and Income Fund	731,377	12.6026	9,216,871	10,501	9,227,372
V.I. International Equity Fund	517,861	12.2053	6,320,274	11,822	6,332,096
The Alger American Fund
Growth Portfolio	674,890	14.0201	9,461,818	15,721	9,477,539
Income and Growth Portfolio	436,526	16.1991	7,070,854	-	7,070,854
Small Capitalization Portfolio	199,588	10.5502	2,105,662	-	2,105,662
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large-Cap Growth Fund	443,344	11.2320	4,979,273	39,786	5,019,059
VIT-SM- CORE Small Cap Equity Fund	162,736	10.4070	1,692,423	21,053	1,713,476
VIT-SM- CORE US Equity Fund	475,664	12.3549	5,876,510	1,492	5,878,002
Growth and Income Fund	315,802	9.0392	2,854,492	-	2,854,492
International Equity Fund	71,063	11.6938	830,968	12,241	843,209
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio	517,380	11.1129	5,748,000	13,551	5,761,551
International Opportunities Portfolio	87,839	10.3374	907,914	15,856	923,770
Small Company Portfolio	48,750	10.4061	506,903	-	506,903
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio	639,759	13.2532	8,478,094	-	8,478,094
MFS/Sun Life Series Trust
Capital Appreciation Series	597,093	12.9992	7,761,555	15,169	7,776,724
Emerging Growth Series	692,959	16.8486	11,675,179	37,950	11,713,129
High Yield Series	467,681	9.3641	4,379,275	26,398	4,405,673
Money Market	539,256	11.1246	5,997,481	-	5,997,481
Utilities Series	756,858	14.1833	10,734,675	38,739	10,773,414
Government Securities Series	485,303	11.3197	5,493,851	39,762	5,533,613
OCC Accumulation Trust
Equity Portfolio	615,342	11.5835	7,128,049	1,454	7,129,503
Mid Cap Portfolio	313,356	14.4520	4,528,373	19,269	4,547,642
Small Cap Portfolio	224,362	11.3656	2,549,926	17,142	2,567,068
Salomon Brothers Variable Series Funds, Inc.
Variable Capital Fund	33,486	15.2248	509,766	-	509,766
Variable Investors Fund	50,200	12.7964	642,325	-	642,325
Variable Strategic Bond Fund	432,976	10.9937	4,759,307	29,743	4,789,050
Variable Total Return Fund	429,550	10.7353	4,610,954	15,687	4,626,641
Credit Suisse Institutional
Emerging Markets Portfolio	41,504	8.8847	368,503	12,463	380,966
International Equity Portfolio	46,899	10.0288	470,107	-	470,107
Post-Venture Capital Portfolio	26,874	11.8989	319,781	17,181	336,962
Small Company Growth Portfolio	79,238	11.9134	943,968	-	943,968
		$ 150,858,980	$ 441,877	$ 151,300,857

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
FUTURITY II CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund	1,012,264	$14.1533	$ 14,327,042	$ 26,476	$ 14,353,518
V.I. Growth Fund	2,364,773	11.8439	28,008,272	73,016	28,081,288
V.I. Growth and Income Fund	2,523,813	12.3404	31,145,299	45,109	31,190,408
V.I. International Equity Fund	2,182,559	11.7102	25,558,057	111,778	25,669,835
The Alger American Fund
Growth Portfolio	3,285,605	12.4108	40,777,402	72,348	40,849,750
Income and Growth Portfolio	1,689,012	15.0789	25,468,248	120,864	25,589,112
Small Capitalization Portfolio	609,369	11.5319	7,027,347	44,836	7,072,183
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large Cap Growth Fund	1,103,943	11.2359	12,403,861	59,148	12,463,009
VIT-SM- CORE Small Cap Equity Fund	196,193	12.6369	2,479,274	-	2,479,274
VIT-SM- CORE US Equity Fund	948,020	11.8371	11,221,511	64,512	11,286,023
Growth and Income Fund	312,510	10.1238	3,163,788	-	3,163,788
International Equity Fund	363,268	11.7963	4,285,180	37,952	4,323,132
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio	1,023,702	10.9897	11,250,256	24,375	11,274,631
International Opportunities Portfolio	369,882	11.7482	4,344,529	11,428	4,355,957
Small Company Portfolio	204,338	13.5120	2,760,899	6,378	2,767,277
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio	1,808,298	13.9246	25,179,488	2,743	25,182,231
MFS/Sun Life Series Trust
Capital Appreciation Series	1,155,804	12.7064	14,685,733	56,669	14,742,402
Emerging Growth Series	2,187,292	15.5898	34,093,787	65,909	34,159,696
High Yield Series	1,315,170	9.6747	12,722,891	73,109	12,796,000
Utilities Series	1,524,307	14.3854	21,927,559	145,306	22,072,865
Government Securities Series	1,227,270	10.6482	13,065,445	70,947	13,136,392
Total Return Series	695,493	11.2309	7,811,121	84,463	7,895,584
Massachusetts Investors Trust Series	1,675,934	10.1975	17,089,787	15,979	17,105,766
New Discovery Series	671,408	15.6390	10,499,850	10,274	10,510,124
Massachusetts Investors Growth Stock Series	1,995,550	11.8375	23,621,757	68,280	23,690,037
OCC Accumulation Trust
Equity Portfolio	1,389,035	11.5916	16,101,368	15,655	16,117,023
Mid Cap Portfolio	398,444	15.8056	6,297,535	42,294	6,339,829
Small Cap Portfolio	477,890	14.2449	6,807,383	24,921	6,832,304
Managed Portfolio	275,375	11.7996	3,249,326	-	3,249,326
Sun Capital Advisers Trust
Money Market Fund	1,359,991	10.7901	14,687,843	46,483	14,734,326
Investment Grade Bond Fund	1,552,524	10.6022	16,456,228	322,552	16,778,780
Real Estate Fund	372,502	12.3623	4,606,356	10,022	4,616,378
Select Equity Fund	339,267	11.0466	3,747,704	9,490	3,757,194
Blue Chip Mid Cap Fund	840,530	15.3237	12,879,722	29,113	12,908,835
Investors Foundation Fund	139,813	10.1949	1,425,335	15,593	1,440,928
Davis Venture Value Fund	46,250	9.7933	453,434	-	453,434
Davis Financial Fund	61,506	11.2658	694,633	-	694,633
Credit Suisse Institutional
Emerging Markets Portfolio	133,103	12.6672	1,686,092	9,669	1,695,761
International Equity Portfolio	89,465	11.4643	1,025,667	1,287	1,026,954
Post-Venture Capital Portfolio	40,978	14.5020	594,275	5,912	600,187
Small Company Growth Portfolio	160,078	14.9354	2,390,847	4,391	2,395,238
			$498,022,131	$1,829,281	$499,851,412

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
Applicable to Owners of			Reserve for Variable Annuities
Deferred Variable Annuity Contracts
Units	Unit Value	Value		Total
FUTURITY FOCUS CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund	65,636	$ 12.8428	$ 842,948	$ -	$ 842,948
V.I. Growth Fund	109,938	9.9612	1,095,127	-	1,095,127
V.I. Growth and Income Fund	127,601	10.4350	1,331,510	57,361	1,388,871
V.I. International Equity Fund	107,328	11.2494	1,207,367	-	1,207,367
The Alger American Fund
Growth Portfolio	120,147	10.0894	1,212,208	56,374	1,268,582
Income and Growth Portfolio	100,057	12.9887	1,299,596	-	1,299,596
Small Capitalization Portfolio	49,303	10.3598	510,777	-	510,777
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large Cap Growth Fund	19,354	9.6654	187,057	-	187,057
VIT-SM- CORE Small Cap Equity Fund	10,209	12.6867	129,523	-	129,523
VIT-SM- CORE US Equity Fund	36,643	10.2536	375,727	-	375,727
Growth and Income Fund	33,518	9.6232	322,546	-	322,546
International Equity Fund	47,320	11.0210	521,512	-	521,512
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio	23,980	9.9928	239,629	52,148	291,777
International Opportunities Portfolio	44,907	10.7779	483,827	-	483,827
Small Company Portfolio	9,987	13.3571	133,396	-	133,396
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio	99,109	12.7488	1,263,504	-	1,263,504
MFS/Sun Life Series Trust
Capital Appreciation Series	57,721	11.4675	661,909	-	661,909
Emerging Growth Series	100,707	13.4516	1,355,479	74,531	1,430,010
High Yield Series	76,769	9.3774	719,867	-	719,867
Utilities Series	72,990	13.6861	999,884	-	999,884
Government Securities Series	49,055	10.8700	533,250	-	533,250
Total Return Series	48,739	11.2795	549,678	-	549,678
Massachusetts Investors Trust Series	119,777	10.2417	1,226,575	-	1,226,575
New Discovery Series	35,143	15.7067	551,962	-	551,962
Massachusetts Investors Growth Stock Series	114,348	11.8887	1,359,774	66,210	1,425,984
OCC Accumulation Trust
Equity Portfolio	54,602	11.0611	603,946	-	603,946
Mid Cap Portfolio	20,586	15.6254	321,654	-	321,654
Small Cap Portfolio	14,301	15.2655	218,311	-	218,311
Managed Portfolio	7,734	11.1965	86,592	-	86,592
Sun Capital Advisers Trust
Money Market Fund	118,427	10.7567	1,273,773	-	1,273,773
Investment Grade Bond Fund	119,290	10.6573	1,270,957	-	1,270,957
Real Estate Fund	10,164	13.2008	134,147	-	134,147
Select Equity Fund	10,071	11.0848	111,646	-	111,646
Blue Chip Mid Cap Fund	41,853	15.3767	643,593	-	643,593
Investors Foundation Fund	6,739	10.2301	68,936	-	68,936
Davis Venture Value Fund	919	9.8051	9,032	-	9,032
Davis Financial Fund	1,214	11.2793	13,717	-	13,717
Credit Suisse Institutional
Emerging Markets Portfolio	2,172	12.4705	27,081	-	27,081
International Equity Portfolio	4,808	11.0200	52,968	-	52,968
Post-Venture Capital Portfolio	1,030	12.8872	13,269	-	13,269
Small Company Growth Portfolio	3,664	14.3265	52,500	-	52,500
			$24,016,754	$306,624	$24,323,378

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of			Reserve for Variable Annuities
	Deferred Variable Annuity Contracts
	Units	Unit Value	Value		Total
FUTURITY ACCOLADE CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund - Level 1	364,264	$12.0693	$ 4,396,401	$ -	$ 4,396,401
V.I. Capital Appreciation Fund - Level 2	550,010	12.0562	6,631,051	-	6,631,051
V.I. Capital Appreciation Fund - Level 3	442,625	12.0476	5,332,552	-	5,332,552
V.I. Capital Appreciation Fund - Level 4	104,182	12.0345	1,254,091	-	1,254,091
V.I. Growth Fund - Level 1	374,178	9.8906	3,700,836	-	3,700,836
V.I. Growth Fund - Level 2	581,508	9.8799	5,745,229	-	5,745,229
V.I. Growth Fund - Level 3	455,997	9.8728	4,501,959	-	4,501,959
V.I. Growth Fund - Level 4	131,424	9.8621	1,296,174	-	1,296,174
V.I. Growth and Income Fund - Level 1	329,965	10.7150	3,535,575	-	3,535,575
V.I. Growth and Income Fund - Level 2	428,759	10.7035	4,589,199	-	4,589,199
V.I. Growth and Income Fund - Level 3	332,258	10.6958	3,553,756	-	3,553,756
V.I. Growth and Income Fund - Level 4	134,929	10.6842	1,441,821	-	1,441,821
V.I. International Equity Fund - Level 1	517,391	10.0395	5,194,322	-	5,194,322
V.I. International Equity Fund - Level 2	636,071	10.0286	6,378,901	-	6,378,901
V.I. International Equity Fund - Level 3	456,696	10.0214	4,576,718	-	4,576,718
V.I. International Equity Fund - Level 4	80,488	10.0105	809,039	-	809,039
The Alger American Fund
Growth Portfolio - Level 1	529,124	10.4940	5,552,634	-	5,552,634
Growth Portfolio - Level 2	734,515	10.4827	7,699,683	-	7,699,683
Growth Portfolio - Level 3	332,438	10.4751	3,482,331	-	3,482,331
Growth Portfolio - Level 4	172,900	10.4638	1,806,544	-	1,806,544
Income and Growth Portfolio - Level 1	312,754	13.5887	4,249,902	-	4,249,902
Income and Growth Portfolio - Level 2	327,313	13.5740	4,442,948	-	4,442,948
Income and Growth Portfolio - Level 3	293,926	13.5643	3,986,879	-	3,986,879
Income and Growth Portfolio - Level 4	35,295	13.5496	477,861	-	477,861
Small Capitalization Portfolio - Level 1	139,481	9.6050	1,339,711	-	1,339,711
Small Capitalization Portfolio - Level 2	302,011	9.5946	2,897,682	-	2,897,682
Small Capitalization Portfolio - Level 3	104,834	9.5877	1,005,117	-	1,005,117
Small Capitalization Portfolio - Level 4	30,840	9.5773	291,774	-	291,774
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large Cap Growth Fund - Level 1	149,477	9.6377	1,440,609	-	1,440,609
VIT-SM- CORE Large Cap Growth Fund - Level 2	226,264	9.6273	2,178,304	-	2,178,304
VIT-SM- CORE Large Cap Growth Fund - Level 3	171,187	9.6203	1,646,877	-	1,646,877
VIT-SM- CORE Large Cap Growth Fund - Level 4	63,547	9.6099	610,780	-	610,780
VIT-SM- CORE Small Cap Equity Fund - Level 1	30,176	12.0710	364,256	-	364,256
VIT-SM- CORE Small Cap Equity Fund - Level 2	43,518	12.0580	524,738	-	524,738
VIT-SM- CORE Small Cap Equity Fund - Level 3	23,117	12.0493	278,545	-	278,545
VIT-SM- CORE Small Cap Equity Fund - Level 4	5,949	12.0363	71,542	-	71,542
VIT-SM- CORE US Equity Fund - Level 1	100,989	10.4871	1,059,089	-	1,059,089
VIT-SM- CORE US Equity Fund - Level 2	140,443	10.4758	1,471,253	-	1,471,253
VIT-SM- CORE US Equity Fund - Level 3	36,117	10.4683	378,086	-	378,086
VIT-SM- CORE US Equity Fund - Level 4	7,859	10.4570	82,172	-	82,172
Growth and Income Fund - Level 1	73,454	10.5260	773,176	-	773,176
Growth and Income Fund - Level 2	42,564	10.5147	447,547	-	447,547
Growth and Income Fund - Level 3	19,239	10.5071	202,141	-	202,141
Growth and Income Fund - Level 4	2,360	10.4957	24,773	-	24,773
International Equity Fund - Level 1	130,514	10.3510	1,350,949	-	1,350,949

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities
	Units	Unit Value	Value		Total
FUTURITY ACCOLADE CONTRACTS: - continued
Goldman Sachs Variable Insurance Trust - continued
International Equity Fund - Level 2	129,144	$10.3398	$ 1,335,318	$ -	$ 1,335,318
International Equity Fund - Level 3	69,665	10.3323	719,803	-	719,803
International Equity Fund - Level 4	15,002	10.3211	154,760	-	154,760
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio - Level 1	83,819	10.1173	848,025	-	848,025
U.S. Disciplined Equity Portfolio - Level 2	106,686	10.1064	1,078,208	-	1,078,208
U.S. Disciplined Equity Portfolio - Level 3	25,548	10.0994	258,017	-	258,017
U.S. Disciplined Equity Portfolio - Level 4	88,970	10.0882	897,552	-	897,552
International Opportunities Portfolio - Level 1	76,078	9.7611	742,616	-	742,616
International Opportunities Portfolio - Level 2	108,428	9.7506	1,057,233	-	1,057,233
International Opportunities Portfolio - Level 3	56,808	9.7436	553,514	-	553,514
International Opportunities Portfolio - Level 4	6,326	9.7330	62,021	-	62,021
Small Company Portfolio - Level 1	57,006	11.9838	683,153	-	683,153
Small Company Portfolio - Level 2	84,735	11.9709	1,014,349	-	1,014,349
Small Company Portfolio - Level 3	24,022	11.9623	287,355	-	287,355
Small Company Portfolio - Level 4	3,823	11.9493	45,719	-	45,719
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio - Level 1	245,260	13.0268	3,194,953	-	3,194,953
Growth and Income Portfolio - Level 2	284,240	13.0128	3,698,761	-	3,698,761
Growth and Income Portfolio - Level 3	222,884	13.0035	2,898,257	-	2,898,257
Growth and Income Portfolio - Level 4	52,597	12.9894	682,977	-	682,977
MFS/Sun Life Series Trust
Capital Appreciation Series - Level 1	238,596	11.7367	2,800,322	-	2,800,322
Capital Appreciation Series - Level 2	194,014	11.7240	2,274,627	-	2,274,627
Capital Appreciation Series - Level 3	169,686	11.7156	1,987,967	-	1,987,967
Capital Appreciation Series - Level 4	100,298	11.7029	1,173,725	-	1,173,725
Emerging Growth Series - Level 1	522,988	12.6513	6,616,493	-	6,616,493
Emerging Growth Series - Level 2	771,453	12.6377	9,749,359	-	9,749,359
Emerging Growth Series - Level 3	325,836	12.6286	4,114,840	-	4,114,840
Emerging Growth Series - Level 4	101,507	12.6149	1,282,564	-	1,282,564
High Yield Series - Level 1	265,229	9.4527	2,507,139	-	2,507,139
High Yield Series - Level 2	284,517	9.4425	2,686,561	-	2,686,561
High Yield Series - Level 3	127,183	9.4357	1,200,061	-	1,200,061
High Yield Series - Level 4	20,629	9.4255	194,448	-	194,448
Utilities Series - Level 1	301,219	12.6848	3,820,908	-	3,820,908
Utilities Series - Level 2	392,655	12.6711	4,975,382	-	4,975,382
Utilities Series - Level 3	190,233	12.6620	2,408,733	-	2,408,733
Utilities Series - Level 4	92,707	12.6483	1,171,429	-	1,171,429
Government Securities Series - Level 1	160,555	11.0472	1,773,673	-	1,773,673
Government Securities Series - Level 2	134,222	11.0352	1,481,171	-	1,481,171
Government Securities Series - Level 3	67,329	11.0273	742,458	-	742,458
Government Securities Series - Level 4	23,747	11.0153	261,699	-	261,699
Total Return Series - Level 1	194,480	12.0376	2,341,071	-	2,341,071
Total Return Series - Level 2	172,612	12.0246	2,075,586	-	2,075,586
Total Return Series - Level 3	65,962	12.0160	792,592	-	792,592
Total Return Series - Level 4	3,383	12.0030	40,516	-	40,516

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of			Reserve for Variable Annuities
	Deferred Variable Annuity Contracts
	Units	Unit Value	Value		Total
FUTURITY ACCOLADE CONTRACTS: - continued
MFS/Sun Life Series Trust - continued
Massachusetts Investors Trust Series - Level 1	245,729	$11.2581	$ 2,766,445	$ -	$ 2,766,445
Massachusetts Investors Trust Series - Level 2	350,699	11.2460	3,943,945	-	3,943,945
Massachusetts Investors Trust Series - Level 3	217,156	11.2379	2,440,374	-	2,440,374
Massachusetts Investors Trust Series - Level 4	28,221	11.2257	316,779	-	316,779
New Discovery Series - Level 1	212,082	15.6900	3,327,561	-	3,327,561
New Discovery Series - Level 2	280,751	15.6730	4,400,221	-	4,400,221
New Discovery Series - Level 3	140,805	15.6618	2,205,248	-	2,205,248
New Discovery Series - Level 4	29,127	15.6448	455,752	-	455,752
Massachusetts Investors Growth Stock Series - Level 1	370,902	12.1245	4,496,253	-	4,496,253
Massachusetts Investors Growth Stock Series - Level 2	567,284	12.1094	6,869,480	-	6,869,480
Massachusetts Investors Growth Stock Series - Level 3	341,676	12.1007	4,134,518	-	4,134,518
Massachusetts Investors Growth Stock Series - Level 4	52,190	12.0876	630,294	-	630,294
OCC Accumulation Trust
Equity Portfolio - Level 1	27,408	11.6056	318,085	-	318,085
Equity Portfolio - Level 2	6,988	11.5931	81,015	-	81,015
Equity Portfolio - Level 3	20,021	11.5848	231,943	-	231,943
Equity Portfolio - Level 4	7,891	11.5722	93,216	-	93,216
Mid Cap Portfolio - Level 1	94,315	15.5854	1,469,935	-	1,469,935
Mid Cap Portfolio - Level 2	100,792	15.5686	1,569,192	-	1,569,192
Mid Cap Portfolio - Level 3	54,596	15.5574	849,366	-	849,366
Mid Cap Portfolio - Level 4	6,218	15.5406	96,615	-	96,615
Small Cap Portfolio - Level 1	9,783	14.9981	146,730	-	146,730
Small Cap Portfolio - Level 2	27,009	14.9819	404,644	-	404,644
Small Cap Portfolio - Level 3	2,008	14.9712	30,059	-	30,059
Small Cap Portfolio - Level 4	7,179	14.9550	107,959	-	107,959
Managed Portfolio - Level 1	25,564	11.4485	292,666	-	292,666
Managed Portfolio - Level 2	13,806	11.4362	157,890	-	157,890
Managed Portfolio - Level 3	2,510	11.4279	28,679	-	28,679
Sun Capital Advisers Trust
Money Market Fund - Level 1	801,538	10.5161	8,429,043	-	8,429,043
Money Market Fund - Level 2	533,464	10.5047	5,603,900	-	5,603,900
Money Market Fund - Level 3	373,023	10.4972	3,915,202	-	3,915,202
Investment Grade Bond Fund - Level 1	268,500	10.8554	2,914,662	-	2,914,662
Investment Grade Bond Fund - Level 2	253,362	10.8437	2,747,372	-	2,747,372
Investment Grade Bond Fund - Level 3	225,602	10.8358	2,444,592	-	2,444,592
Investment Grade Bond Fund - Level 4	43,542	10.8241	472,393	-	472,393
Real Estate Fund - Level 1	103,314	13.3219	1,376,345	-	1,376,345
Real Estate Fund - Level 2	45,667	13.3076	607,718	-	607,718
Real Estate Fund - Level 3	147,600	13.2980	1,962,781	-	1,962,781
Real Estate Fund - Level 4	9,310	13.2836	124,888	-	124,888
Select Equity Fund - Level 1	110,471	12.0538	1,331,605	-	1,331,605
Select Equity Fund - Level 2	139,242	12.0408	1,676,590	-	1,676,590
Select Equity Fund - Level 3	121,646	12.0322	1,463,664	-	1,463,664
Select Equity Fund - Level 4	67,223	12.0191	810,288	-	810,288
Blue Chip Mid Cap Fund - Level 1	243,919	16.2722	3,969,090	-	3,969,090
Blue Chip Mid Cap Fund - Level 2	287,334	16.2546	4,670,502	-	4,670,502
Blue Chip Mid Cap Fund - Level 3	186,213	16.2429	3,024,648	-	3,024,648

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities	Total
	Units	Unit Value	Value
FUTURITY ACCOLADE CONTRACTS: - continued
Sun Capital Advisers Trust - continued
Blue Chip Mid Cap Fund - Level 4	46,440	$16.2254	$ 753,999	$ -	$ 753,999
Investors Foundation Fund - Level 1	4,159	11.0327	45,885	-	45,885
Investors Foundation Fund - Level 2	30,675	11.0208	338,064	-	338,064
Investors Foundation Fund - Level 3	24,313	11.0129	267,756	-	267,756
Investors Foundation Fund - Level 4	207	11.0010	2,288	-	2,288
Davis Venture Value Fund - Level 1	130,722	9.7910	1,279,900	-	1,279,900
Davis Venture Value Fund - Level 2	124,165	9.7843	1,214,870	-	1,214,870
Davis Venture Value Fund - Level 3	163,236	9.7798	1,596,413	-	1,596,413
Davis Venture Value Fund - Level 4	19,626	9.7731	194,845	-	194,845
Davis Financial Fund - Level 1	12,214	11.2632	137,568	-	137,568
Davis Financial Fund - Level 2	20,424	11.2555	229,882	-	229,882
Davis Financial Fund - Level 3	11,953	11.2503	134,471	-	134,471
Davis Financial Fund - Level 4	23,603	11.2426	265,247	-	265,247
Value Equity Fund - Level 1	728	11.2609	8,194	-	8,194
Value Equity Fund - Level 2	2,013	11.2532	22,650	-	22,650
Value Equity Fund - Level 3	2,629	11.2480	29,571	-	29,571
Value Equity Fund - Level 4	3,293	11.2403	37,021	-	37,021
Value Mid Cap Fund - Level 1	137,558	10.2714	1,412,922	-	1,412,922
Value Mid Cap Fund - Level 2	87,394	10.2644	897,048	-	897,048
Value Mid Cap Fund - Level 3	59,692	10.2597	612,414	-	612,414
Value Mid Cap Fund - Level 4	18,407	10.2526	192,675	-	192,675
Value Small Cap Fund - Level 1	96,343	12.1093	1,166,644	-	1,166,644
Value Small Cap Fund - Level 2	33,739	12.1010	408,277	-	408,277
Value Small Cap Fund - Level 3	34,600	12.0955	418,504	-	418,504
Value Small Cap Fund - Level 4	9,272	12.0871	111,894	-	111,894
Value Managed Fund - Level 2	747	11.2990	8,443	-	8,443
			292,959,034	$ -	$292,959,034

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of			Reserve for Variable Annuities
	Deferred Variable Annuity Contracts
	Units	Unit Value	Value		Total
FUTURITY FOCUS II CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund - Level 3	19,033	$ 7.6079	$ 144,803	$ -	$ 144,803
V.I. Capital Appreciation Fund - Level 4	20,467	7.6026	155,605	-	155,605
V.I. Capital Appreciation Fund - Level 5	49,461	7.5991	375,862	-	375,862
V.I. Capital Appreciation Fund - Level 6	651	7.5939	4,955	-	4,955
V.I. Growth Fund - Level 3	23,682	6.9901	165,540	-	165,540
V.I. Growth Fund - Level 4	39,136	6.9853	273,379	-	273,379
V.I. Growth Fund - Level 5	30,284	6.9821	211,442	-	211,442
V.I. Growth Fund - Level 6	2,647	6.9773	18,471	-	18,471
V.I. Growth and Income Fund - Level 3	34,921	7.8513	274,174	-	274,174
V.I. Growth and Income Fund - Level 4	21,067	7.8458	165,286	-	165,286
V.I. Growth and Income Fund - Level 5	19,046	7.8422	149,365	-	149,365
V.I. Growth and Income Fund - Level 6	623	7.8368	4,887	-	4,887
V.I. International Equity Fund - Level 3	35,001	7.8344	274,213	-	274,213
V.I. International Equity Fund - Level 4	39,366	7.8290	308,194	-	308,194
V.I. International Equity Fund - Level 5	33,055	7.8254	258,670	-	258,670
V.I. International Equity Fund - Level 6	962	7.8200	7,528	-	7,528
The Alger American Fund
Growth Portfolio - Level 3	4,172	7.7494	32,331	-	32,331
Growth Portfolio - Level 4	7,657	7.7441	59,297	-	59,297
Growth Portfolio - Level 5	16,582	7.7405	128,356	-	128,356
Growth Portfolio - Level 6	1,264	7.7352	9,776	-	9,776
Income and Growth Portfolio - Level 3	43,701	8.8845	388,264	-	388,264
Income and Growth Portfolio - Level 4	23,272	8.8784	206,615	-	206,615
Income and Growth Portfolio - Level 5	12,709	8.8743	112,780	-	112,780
Income and Growth Portfolio - Level 6	284	8.8682	2,522	-	2,522
Small Capitalization Portfolio - Level 3	639	6.9693	4,455	-	4,455
Small Capitalization Portfolio - Level 4	4,184	6.9645	29,146	-	29,146
Small Capitalization Portfolio - Level 5	5,985	6.9613	41,664	-	41,664
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large Cap Growth Fund - Level 3	1,316	7.0776	9,302	-	9,302
VIT-SM- CORE Large Cap Growth Fund - Level 4	973	7.0628	6,872	-	6,872
VIT-SM- CORE Large Cap Growth Fund - Level 5	1,615	7.0595	11,402	-	11,402
VIT-SM- CORE Small Cap Equity Fund - Level 3	942	9.2950	8,757	-	8,757
VIT-SM- CORE Small Cap Equity Fund - Level 4	2,231	9.2886	20,722	-	20,722
VIT-SM- CORE Small Cap Equity Fund - Level 5	632	9.2843	5,867	-	5,867
VIT-SM- CORE US Equity Fund - Level 3	1,227	8.7067	10,686	-	10,686
VIT-SM- CORE US Equity Fund - Level 4	1,690	8.7008	14,707	-	14,707
Growth and Income Fund - Level 3	5,495	9.0788	49,890	-	49,890
Growth and Income Fund - Level 4	931	9.0726	8,447	-	8,447
International Equity Fund - Level 3	3,059	8.6083	26,329	-	26,329
International Equity Fund - Level 4	7,107	8.6024	61,138	-	61,138
International Equity Fund - Level 5	6,111	8.5984	52,547	-	52,547
International Equity Fund - Level 6	299	8.5925	2,573	-	2,573
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio - Level 5	5,189	8.5881	44,565	-	44,565
U.S. Disciplined Equity Portfolio - Level 6	5,271	8.5822	45,236	-	45,236
International Opportunities Portfolio - Level 3	3,573	8.5625	30,595	-	30,595

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of			Reserve for Variable Annuities
	Deferred Variable Annuity Contracts
	Units	Unit Value	Value		Total
FUTURITY FOCUS II CONTRACTS: - continued
J.P. Morgan Series Trust II - continued
International Opportunities Portfolio - Level 4	746	$ 8.5566	$ 6,383	$ -	$ 6,383
Small Company Portfolio - Level 3	8,958	8.5188	76,312	-	76,312
Small Company Portfolio - Level 5	520	8.5090	4,429	-	4,429
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio - Level 3	1,348	11.4115	15,382	-	15,382
Growth and Income Portfolio - Level 4	7,187	11.4037	81,954	-	81,954
Growth and Income Portfolio - Level 5	10,161	11.3985	115,814	-	115,814
Growth and Income Portfolio - Level 6	1,126	11.3906	12,829	-	12,829
MFS/Sun Life Series Trust
Capital Appreciation Series - Level 3	4,444	7.7635	34,498	-	34,498
Capital Appreciation Series - Level 4	8,012	7.7582	62,158	-	62,158
Capital Appreciation Series - Level 5	31,397	7.7546	243,471	-	243,471
Capital Appreciation Series - Level 6	638	7.7493	4,939	-	4,939
Emerging Growth Series - Level 3	12,704	7.7576	98,550	-	98,550
Emerging Growth Series - Level 4	39,716	7.7523	307,889	-	307,889
Emerging Growth Series - Level 5	26,653	7.7487	206,527	-	206,527
Emerging Growth Series - Level 6	3,923	7.7434	30,401	-	30,401
High Yield Series - Level 3	13,536	9.1867	124,352	-	124,352
High Yield Series - Level 4	11,258	9.1804	103,351	-	103,351
High Yield Series - Level 5	10,690	9.1762	98,062	-	98,062
Utilities Series - Level 3	17,805	9.6808	172,364	-	172,364
Utilities Series - Level 4	19,589	9.6741	189,504	-	189,504
Utilities Series - Level 5	6,770	9.6697	65,464	-	65,464
Utilities Series - Level 6	3,284	9.6630	31,651	-	31,651
Government Securities Series - Level 3	9,542	10.6914	102,016	-	102,016
Government Securities Series - Level 4	564	10.6841	6,025	-	6,025
Government Securities Series - Level 5	236	10.6792	2,501	-	2,501
Total Return Series - Level 3	3,383	11.1577	37,743	-	37,743
Total Return Series - Level 4	5,632	11.1500	62,796	-	62,796
Total Return Series - Level 5	3,645	11.1449	40,632	-	40,632
Massachusetts Investors Trust Series - Level 3	15,447	9.5839	148,044	-	148,044
Massachusetts Investors Trust Series - Level 4	7,517	9.5773	71,997	-	71,997
Massachusetts Investors Trust Series - Level 5	1,955	9.5729	18,718	-	18,718
Massachusetts Investors Trust Series - Level 6	1,307	9.5663	12,514	-	12,514
New Discovery Series - Level 3	17,598	8.5828	151,038	-	151,038
New Discovery Series - Level 4	21,078	8.5769	180,784	-	180,784
New Discovery Series - Level 5	16,271	8.5729	139,490	-	139,490
New Discovery Series - Level 6	312	8.5670	2,674	-	2,674
Massachusetts Investors Growth Stock Series - Level 3	21,599	8.5642	184,982	-	184,982
Massachusetts Investors Growth Stock Series - Level 4	26,970	8.5583	230,814	-	230,814
Massachusetts Investors Growth Stock Series - Level 5	23,606	8.5544	201,933	-	201,933
Massachusetts Investors Growth Stock Series - Level 6	5,907	8.5485	50,544	-	50,544
Sun Capital Advisers Trust
Money Market Fund - Level 3	15,253	10.2123	155,772	-	155,772
Money Market Fund - Level 4	3,343	10.2052	34,111	-	34,111
Money Market Fund - Level 5	16,375	10.2006	167,034	-	167,034

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts
				Reserve for Variable Annuities
	Units	Unit Value	Value		Total
FUTURITY FOCUS II CONTRACTS: - continued
Sun Capital Advisers Trust - continued
Money Market Fund - Level 6	32,607	$10.1935	$ 332,324	$ -	$ 332,324
Investment Grade Bond Fund - Level 3	21,076	10.5639	222,646	-	222,646
Investment Grade Bond Fund - Level 4	21,444	10.5567	226,381	-	226,381
Investment Grade Bond Fund - Level 5	18,283	10.5518	192,773	-	192,773
Real Estate Fund - Level 3	8,477	10.7214	90,888	-	90,888
Real Estate Fund - Level 4	9,628	10.7140	103,150	-	103,150
Real Estate Fund - Level 5	8,288	10.7091	88,780	-	88,780
Select Equity Fund - Level 3	9,821	8.0702	79,257	-	79,257
Select Equity Fund - Level 4	32,247	8.0647	260,061	-	260,061
Select Equity Fund - Level 5	12,071	8.0610	97,306	-	97,306
Blue Chip Mid Cap Fund - Level 3	22,357	9.5809	214,204	-	214,204
Blue Chip Mid Cap Fund - Level 4	40,675	9.5743	389,441	-	389,441
Blue Chip Mid Cap Fund - Level 5	24,375	9.5700	233,266	-	233,266
Blue Chip Mid Cap Fund - Level 6	765	9.5634	7,248	-	7,248
Investors Foundation Fund - Level 3	1,049	8.8555	9,286	-	9,286
Investors Foundation Fund - Level 4	1,039	8.8494	9,194	-	9,194
Investors Foundation Fund - Level 5	1,932	8.8454	17,083	-	17,083
Davis Venture Value Fund - Level 3	33,676	9.7933	329,802	-	329,802
Davis Venture Value Fund - Level 4	39,604	9.7865	387,587	-	387,587
Davis Venture Value Fund - Level 5	23,923	9.7821	234,003	-	234,003
Davis Financial Fund - Level 3	2,364	11.2658	26,632	-	26,632
Davis Financial Fund - Level 4	7,278	11.2580	81,941	-	81,941
Davis Financial Fund - Level 5	9,874	11.2529	111,086	-	111,086
Value Equity Fund - Level 3	3,867	11.2635	43,570	-	43,570
Value Mid Cap Fund - Level 3	9,962	10.2738	102,348	-	102,348
Value Mid Cap Fund - Level 4	8,874	10.2667	91,104	-	91,104
Value Mid Cap Fund - Level 5	20,978	10.2620	215,290	-	215,290
Value Small Cap Fund - Level 3	3,866	12.1121	46,829	-	46,829
Value Small Cap Fund - Level 4	4,740	12.1038	57,368	-	57,368
Value Small Cap Fund - Level 5	3,067	12.0982	37,093	-	37,093
Value Managed Fund - Level 3	680	11.3098	7,687	-	7,687
Value Managed Fund - Level 5	729	11.2968	8,241	-	8,241
			$12,659,530	$ -	$12,659,530

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued

	Applicable to Owners of Deferred Variable Annuity Contracts
				Reserve for Variable Annuities
	Units	Unit Value	Value		Total
FUTURITY III CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund - Level 2	155,830	$ 7.6166	$ 1,186,898	$ -	$ 1,186,898
V.I. Capital Appreciation Fund - Level 3	24,807	7.6131	188,859	-	88,859
V.I. Capital Appreciation Fund - Level 4	233,890	7.6114	1,780,224	-	1,780,224
V.I. Capital Appreciation Fund - Level 5	333,237	7.6079	2,535,225	-	2,535,225
V.I. Capital Appreciation Fund - Level 6	77,754	7.6026	591,126	-	591,126
V.I. Growth Fund - Level 1	3,421	7.0030	23,958	-	23,958
V.I. Growth Fund - Level 2	150,681	6.9982	1,054,488	-	1,054,488
V.I. Growth Fund - Level 4	251,183	6.9934	1,756,608	-	1,756,608
V.I. Growth Fund - Level 5	346,581	6.9901	2,422,649	-	2,422,649
V.I. Growth Fund - Level 6	80,277	6.9853	560,754	-	560,754
V.I. Growth and Income Fund - Level 2	84,096	7.8603	661,016	-	661,016
V.I. Growth and Income Fund - Level 3	158,631	7.8567	1,246,313	-	1,246,313
V.I. Growth and Income Fund - Level 4	306,521	7.8549	2,407,682	-	2,407,682
V.I. Growth and Income Fund - Level 5	428,310	7.8513	3,362,769	-	3,362,769
V.I. Growth and Income Fund - Level 6	69,526	7.8458	545,507	-	545,507
V.I. International Equity Fund - Level 1	5,182	7.8488	40,671	-	40,671
V.I. International Equity Fund - Level 2	134,233	7.8434	1,052,838	-	1,052,838
V.I. International Equity Fund - Level 3	31,548	7.8398	247,327	-	247,327
V.I. International Equity Fund - Level 4	123,197	7.8380	965,616	-	965,616
V.I. International Equity Fund - Level 5	292,546	7.8344	2,291,922	-	2,291,922
V.I. International Equity Fund - Level 6	87,945	7.8290	688,539	-	688,539
The Alger American Fund
Growth Portfolio - Level 2	130,516	7.7583	1,012,586	-	1,012,586
Growth Portfolio - Level 3	442,368	7.7547	3,430,447	-	3,430,447
Growth Portfolio - Level 4	244,731	7.7530	1,897,396	-	1,897,396
Growth Portfolio - Level 5	845,891	7.7494	6,555,153	-	6,555,153
Growth Portfolio - Level 6	134,394	7.7441	1,040,794	-	1,040,794
Income and Growth Portfolio - Level 1	2,786	8.9008	24,805	-	24,805
Income and Growth Portfolio - Level 2	86,979	8.8947	773,649	-	773,649
Income and Growth Portfolio - Level 3	17,005	8.8906	151,188	-	151,188
Income and Growth Portfolio - Level 4	159,859	8.8886	1,420,915	-	1,420,915
Income and Growth Portfolio - Level 5	185,362	8.8845	1,646,851	-	1,646,851
Income and Growth Portfolio - Level 6	61,918	8.8784	549,742	-	549,742
Small Capitalization Portfolio - Level 2	34,526	6.9773	240,898	-	240,898
Small Capitalization Portfolio - Level 3	9,377	6.9741	65,394	-	65,394
Small Capitalization Portfolio - Level 4	38,386	6.9725	267,648	-	267,648
Small Capitalization Portfolio - Level 5	63,433	6.9693	442,082	-	442,082
Small Capitalization Portfolio - Level 6	15,209	6.9645	105,935	-	105,935
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large Cap Growth Fund - Level 2	49,638	7.0758	351,227	-	351,227
VIT-SM- CORE Large Cap Growth Fund - Level 4	67,670	7.0709	478,485	-	478,485
VIT-SM- CORE Large Cap Growth Fund - Level 5	75,161	7.0676	531,207	-	531,207
VIT-SM- CORE Large Cap Growth Fund - Level 6	17,796	7.0628	125,683	-	125,683
VIT-SM- CORE Small Cap Equity Fund - Level 2	9,427	9.3056	87,723	-	87,723
VIT-SM- CORE Small Cap Equity Fund - Level 3	12,386	9.3014	115,208	-	115,208
VIT-SM- CORE Small Cap Equity Fund - Level 4	3,948	9.2992	36,710	-	36,710
VIT-SM- CORE Small Cap Equity Fund - Level 5	12,019	9.2950	111,713	-	111,713

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
FUTURITY III CONTRACTS: - continued
Goldman Sachs Variable Insurance Trust - continued
VIT-SM- CORE Small Cap Equity Fund - Level 6	2,665	$9.2886	$ 24,745	$ -	$ 24,745
VIT-SM- CORE US Equity Fund - Level 2	7,290	8.7167	63,547	-	63,547
VIT-SM- CORE US Equity Fund - Level 3	17,483	8.7127	152,329	-	152,329
VIT-SM- CORE US Equity Fund - Level 4	26,035	8.7107	226,786	-	226,786
VIT-SM- CORE US Equity Fund - Level 5	59,730	8.7067	520,051	-	520,051
VIT-SM- CORE US Equity Fund - Level 6	9,775	8.7008	85,054	-	85,054
Growth and Income Fund - Level 2	3,407	9.0892	30,968	-	30,968
Growth and Income Fund - Level 4	1,375	9.0830	12,490	-	12,490
Growth and Income Fund - Level 5	7,846	9.0788	71,237	-	71,237
Growth and Income Fund - Level 6	754	9.0726	6,844	-	6,844
International Equity Fund - Level 2	19,327	8.6182	166,563	-	166,563
International Equity Fund - Level 3	31,040	8.6142	267,388	-	267,388
International Equity Fund - Level 4	38,546	8.6123	331,969	-	331,969
International Equity Fund - Level 5	31,258	8.6083	269,078	-	269,078
International Equity Fund - Level 6	15,344	8.6024	131,992	-	131,992
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio - Level 2	13,403	8.6078	115,373	-	115,373
U.S. Disciplined Equity Portfolio - Level 3	15,284	8.6039	131,505	-	131,505
U.S. Disciplined Equity Portfolio - Level 4	39,198	8.6019	337,180	-	337,180
U.S. Disciplined Equity Portfolio - Level 5	53,641	8.5979	461,205	-	461,205
U.S. Disciplined Equity Portfolio - Level 6	2,420	8.5920	20,791	-	20,791
International Opportunities Portfolio - Level 2	8,732	8.5723	74,856	-	74,856
International Opportunities Portfolio - Level 3	13,244	8.5684	113,479	-	113,479
International Opportunities Portfolio - Level 4	25,338	8.5664	217,059	-	217,059
International Opportunities Portfolio - Level 5	26,166	8.5625	224,049	-	224,049
International Opportunities Portfolio - Level 6	1,673	8.5566	14,076	-	14,076
Small Company Portfolio - Level 2	21,708	8.5285	185,137	-	185,137
Small Company Portfolio - Level 3	13,334	8.5246	113,671	-	113,671
Small Company Portfolio - Level 4	16,703	8.5227	142,356	-	142,356
Small Company Portfolio - Level 5	20,851	8.5188	177,627	-	177,627
Small Company Portfolio - Level 6	13,957	8.5129	118,835	-	118,835
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio - Level 2	52,400	11.4245	598,651	-	598,651
Growth and Income Portfolio - Level 3	23,743	11.4193	271,127	-	271,127
Growth and Income Portfolio - Level 4	55,535	11.4167	634,031	-	634,031
Growth and Income Portfolio - Level 5	125,200	11.4115	1,428,717	-	1,428,717
Growth and Income Portfolio - Level 6	116,974	11.4037	1,333,976	-	1,333,976
MFS/Sun Life Series Trust
Capital Appreciation Series - Level 2	77,731	7.7724	604,160	-	604,160
Capital Appreciation Series - Level 3	31,811	7.7689	247,134	-	247,134
Capital Appreciation Series - Level 4	137,695	7.7671	1,069,488	-	1,069,488
Capital Appreciation Series - Level 5	111,529	7.7635	865,856	-	865,856
Capital Appreciation Series - Level 6	91,422	7.7582	709,274	-	709,274
Emerging Growth Series - Level 2	172,848	7.7666	1,342,431	-	1,342,431
Emerging Growth Series - Level 3	46,626	7.7630	361,960	-	361,960
Emerging Growth Series - Level 4	260,438	7.7612	2,021,310	-	2,021,310
Emerging Growth Series - Level 5	439,010	7.7576	3,405,684	-	3,405,684

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
FUTURITY III CONTRACTS: - continued
MFS/Sun Life Series Trust - continued
Emerging Growth Series - Level 6	142,901	$ 7.7523	$ 1,108,030	$ -	$ 1,108,030
High Yield Series - Level 2	31,852	9.1972	292,947	-	292,947
High Yield Series - Level 4	44,961	9.1909	413,230	-	413,230
High Yield Series - Level 5	67,901	9.1867	623,783	-	623,783
High Yield Series - Level 6	15,842	9.1804	145,330	-	145,330
Utilities Series - Level 2	86,311	9.6919	836,512	-	836,512
Utilities Series - Level 3	23,829	9.6874	230,843	-	230,843
Utilities Series - Level 4	125,061	9.6852	1,211,243	-	1,211,243
Utilities Series - Level 5	144,204	9.6808	1,396,010	-	1,396,010
Utilities Series - Level 6	23,830	9.6741	229,860	-	229,860
Government Securities Series - Level 2	30,960	10.7037	331,384	-	331,384
Government Securities Series - Level 4	18,410	10.6963	196,922	-	196,922
Government Securities Series - Level 5	28,193	10.6914	301,429	-	301,429
Government Securities Series - Level 6	1,703	10.6841	18,109	-	18,109
Total Return Series - Level 2	29,963	11.1705	334,696	-	334,696
Total Return Series - Level 4	27,987	11.1628	312,415	-	312,415
Total Return Series - Level 5	58,375	11.1577	651,333	-	651,333
Total Return Series - Level 6	4,270	11.1500	47,665	-	47,665
Massachusetts Investors Trust Series - Level 2	72,001	9.5949	690,837	-	690,837
Massachusetts Investors Trust Series - Level 4	75,067	9.5883	719,765	-	719,765
Massachusetts Investors Trust Series - Level 5	146,370	9.5839	1,402,794	-	1,402,794
Massachusetts Investors Trust Series - Level 6	68,760	9.5773	658,516	-	658,516
New Discovery Series - Level 1	3,013	8.5985	25,908	-	25,908
New Discovery Series - Level 2	108,572	8.5926	932,919	-	932,919
New Discovery Series - Level 3	74,514	8.5887	639,974	-	639,974
New Discovery Series - Level 4	119,748	8.5867	1,028,245	-	1,028,245
New Discovery Series - Level 5	178,251	8.5828	1,529,887	-	1,529,887
New Discovery Series - Level 6	113,259	8.5769	971,416	-	971,416
Massachusetts Investors Growth Stock Series - Level 1	2,827	8.5799	24,258	-	24,258
Massachusetts Investors Growth Stock Series - Level 2	129,303	8.5740	1,108,649	-	1,108,649
Massachusetts Investors Growth Stock Series - Level 3	41,225	8.5701	353,307	-	353,307
Massachusetts Investors Growth Stock Series - Level 4	161,937	8.5681	1,387,500	-	1,387,500
Massachusetts Investors Growth Stock Series - Level 5	309,307	8.5642	2,648,969	-	2,648,969
Massachusetts Investors Growth Stock Series - Level 6	181,314	8.5583	1,551,774	-	1,551,774
Sun Capital Advisers Trust
Money Market Fund - Level 2	157,296	10.2240	1,608,184	-	1,608,184
Money Market Fund - Level 4	27,989	10.2169	285,959	-	285,959
Money Market Fund - Level 5	145,304	10.2123	1,483,884	-	1,483,884
Money Market Fund - Level 6	15,319	10.2052	156,408	-	156,408
Investment Grade Bond Fund - Level 2	24,924	10.5760	263,600	-	263,600
Investment Grade Bond Fund - Level 4	74,085	10.5688	782,985	-	782,985
Investment Grade Bond Fund - Level 5	74,451	10.5639	786,496	-	786,496
Investment Grade Bond Fund - Level 6	18,259	10.5567	192,295	-	192,295
Real Estate Fund - Level 2	58,623	10.7336	629,238	-	629,238
Real Estate Fund - Level 4	46,344	10.7263	497,102	-	497,102

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts
				Reserve for Variable Annuities
	Units	Unit Value	Value		Total
FUTURITY III CONTRACTS: - continued
Sun Capital Advisers Trust - continued
Real Estate Fund - Level 5	40,664	$10.7214	$ 435,976	$ -	$ 435,976
Real Estate Fund - Level 6	6,825	10.7140	73,095	-	73,095
Select Equity Fund - Level 2	36,473	8.0795	294,683	-	294,68
Select Equity Fund - Level 4	39,843	8.0740	321,689	-	321,689
Select Equity Fund - Level 5	126,576	8.0702	1,021,498	-	1,021,498
Select Equity Fund - Level 6	16,622	8.0647	134,152	-	134,152
Blue Chip Mid Cap Fund - Level 1	2,643	9.5985	25,364	-	25,364
Blue Chip Mid Cap Fund - Level 2	173,017	9.5919	1,659,569	-	1,659,569
Blue Chip Mid Cap Fund - Level 3	31,687	9.5875	303,803	-	303,803
Blue Chip Mid Cap Fund - Level 4	165,502	9.5853	1,586,396	-	1,586,396
Blue Chip Mid Cap Fund - Level 5	203,101	9.5809	1,945,903	-	1,945,903
Blue Chip Mid Cap Fund - Level 6	32,311	9.5744	309,155	-	309,155
Investors Foundation Fund - Level 2	356	8.8657	3,153	-	3,153
Investors Foundation Fund - Level 4	15,627	8.8596	138,448	-	138,448
Investors Foundation Fund - Level 5	11,148	8.8555	98,759	-	98,759
Davis Venture Value Fund - Level 2	101,048	9.8045	990,726	-	990,726
Davis Venture Value Fund - Level 3	28,266	9.8000	277,010	-	277,010
Davis Venture Value Fund - Level 4	86,152	9.7978	844,098	-	844,098
Davis Venture Value Fund - Level 5	200,187	9.7933	1,960,485	-	1,960,485
Davis Venture Value Fund - Level 6	87,552	9.7865	857,459	-	857,459
Davis Financial Fund - Level 2	9,476	11.2787	106,882	-	106,882
Davis Financial Fund - Level 4	41,572	11.2709	468,559	-	468,559
Davis Financial Fund - Level 5	8,334	11.2658	93,887	-	93,887
Davis Financial Fund - Level 6	6,827	11.2580	76,851	-	76,851
Value Equity Fund - Level 2	2,611	11.2764	29,441	-	29,441
Value Equity Fund - Level 4	3,087	11.2687	34,784	-	34,784
Value Equity Fund - Level 5	8,870	11.2635	99,905	-	99,905
Value Equity Fund - Level 6	61	11.2558	680	-	680
Value Mid Cap Fund - Level 2	59,661	10.2856	613,644	-	613,644
Value Mid Cap Fund - Level 3	11,156	10.2809	114,696	-	114,696
Value Mid Cap Fund - Level 4	47,213	10.2785	485,283	-	485,283
Value Mid Cap Fund - Level 5	99,042	10.2738	1,017,531	-	1,017,531
Value Mid Cap Fund - Level 6	28,275	10.2667	290,441	-	290,441
Value Small Cap Fund - Level 2	27,336	12.1260	331,477	-	331,477
Value Small Cap Fund - Level 3	9,948	12.1204	120,569	-	120,569
Value Small Cap Fund - Level 4	30,580	12.1177	370,555	-	370,555
Value Small Cap Fund - Level 5	30,730	12.1121	372,199	-	372,199
Value Small Cap Fund - Level 6	7,205	12.1038	87,313	-	87,313
Value Managed Fund - Level 2	3,151	11.3227	35,682	-	35,682
Value Managed Fund - Level 4	712	11.3149	8,060	-	8,060
Value Managed Fund - Level 5	3,796	11.3098	42,918	-	42,918
			$115,901,855	$ -	$115,901,855

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
FUTURITY SELECT FOUR CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund - Level 3	1,548	$ 8.2406	$ 12,756	$ -	$ 12,756
V.I. Capital Appreciation Fund - Level 4	499	8.2388	4,110	-	4,110
V.I. Capital Appreciation Fund - Level 5	2,794	8.2376	22,845	-	22,845
V.I. Growth Fund - Level 4	1,561	8.3206	12,990	-	12,990
V.I. Growth Fund - Level 5	5,276	8.3194	43,896	-	43,896
V.I. International Equity Fund - Level 3	62	9.3013	581	-	581
V.I. International Equity Fund - Level 4	1,415	9.2992	13,161	-	13,161
V.I. International Equity Fund - Level 5	2,234	9.2979	20,545	-	20,545
The Alger American Fund
Growth Portfolio - Level 4	1,463	8.8792	12,992	-	12,992
Growth Portfolio - Level 5	6,668	8.8778	59,200	-	59,200
Income and Growth Portfolio - Level 4	1,883	9.6225	18,115	-	18,115
Income and Growth Portfolio - Level 5	7,161	9.6211	68,896	-	68,896
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE US Equity Fund - Level 4	621	9.1626	5,691	-	5,691
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio - Level 4	619	9.2492	5,726	-	5,726
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio - Level 3	1,199	10.7271	12,858	-	12,858
Growth and Income Portfolio - Level 4	1,125	10.7247	12,063	-	12,063
Growth and Income Portfolio - Level 5	577	10.7231	6,184	-	6,184
MFS/Sun Life Series Trust
Capital Appreciation Series - Level 4	298	8.7666	2,610	-	2,610
Capital Appreciation Series - Level 5	3,830	8.7653	33,569	-	33,569
Emerging Growth Series - Level 3	2,202	8.7734	19,317	-	19,317
Emerging Growth Series - Level 4	1,517	8.7715	13,305	-	13,305
Emerging Growth Series - Level 5	1,663	8.7702	14,589	-	14,589
High Yield Series - Level 3	30	9.7207	293	-	293
Utilities Series - Level 3	5	9.8941	48	-	48
Utilities Series - Level 4	1,226	9.8920	12,130	-	12,130
Government Securities Series - Level 3	19	10.3706	199	-	199
Total Return Series - Level 3	1,238	10.3812	12,852	-	12,852
Total Return Series - Level 4	1,162	10.3789	12,059	-	12,059
Total Return Series - Level 5	1,327	10.3774	13,780	-	13,780
Massachusetts Investors Trust Series - Level 3	2,638	9.7203	25,640	-	25,640
Massachusetts Investors Trust Series - Level 4	1,239	9.7182	12,039	-	12,039
New Discovery Series - Level 3	17	9.1695	153	-	153
New Discovery Series - Level 4	387	9.1675	3,551	-	3,551
New Discovery Series - Level 5	2,903	9.1661	26,617	-	26,617
Massachusetts Investors Growth Stock Series - Level 3	2,859	8.9598	25,613	-	25,613
Massachusetts Investors Growth Stock Series - Level 4	292	8.9578	2,612	-	2,612
Massachusetts Investors Growth Stock Series - Level 5	4,219	8.9565	37,782	-	37,782
Sun Capital Advisers Trust
Money Market Fund - Level 3	5	10.0704	50	-	50
Money Market Fund - Level 4	3,906	10.0682	39,328	-	39,328
Investment Grade Bond Fund - Level 3	47	10.3171	490	-	490
Real Estate Fund - Level 3	18	10.9602	198	-	198

See notes to financial statements

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FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities	Total
	Units	Unit Value	Value
FUTURITY SELECT FOUR CONTRACTS: - continued
Sun Capital Advisers Trust - continued
Real Estate Fund - Level 5	557	$10.9602	$ 6,033	$ -	$ 6,033
Select Equity Fund - Level 3	46	9.2166	420	-	420
Blue Chip Mid Cap Fund - Level 3	37	9.4357	352	-	352
Blue Chip Mid Cap Fund - Level 4	380	9.4336	3,581	-	3,581
Blue Chip Mid Cap Fund - Level 5	2,580	9.4322	23,746	-	23,746
Davis Venture Value Fund - Level 3	50	10.0170	500	-	500
Davis Financial Fund - Level 3	1,915	10.2519	19,630	-	19,630
Value Equity Fund - Level 5	585	10.4260	6,098	-	6,098
Value Mid Cap Fund - Level 3	30	10.0899	299	-	299
Value Mid Cap Fund - Level 5	918	10.0862	9,259	-	9,259
Value Small Cap Fund - Level 3	14	10.9529	154	-	154
Value Small Cap Fund - Level 5	574	10.9489	6,283	-	6,283
Value Managed Fund - Level 5	874	10.4400	9,118	-	9,118
			$ 726,906	$ - .	$ 726,906
			$1,095,145,190	$2,577,782	$1,097,722,972

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - Year Ended December 31, 2000
	AIM1 Sub-Account	AIM2 Sub-Account	AIM3 Sub-Account	AIM4 Sub-Account	AL1 Sub-Account	AL2 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 1,165,108	$ 1,845,448	$ 1,912,959	$ 3,530,156	$ 7,653,747	$ 7,411,967
Mortality and expense risk charges	(338,871)	(593,786)	(630,941)	(523,264)	(819,551)	(485,612)
Distribution and administrative expense charges	(40,664)	(71,254)	(75,713)	(62,792)	(98,346)	(58,273)
Net investment income (loss)	$ 785,573	$ 1,180,408	$ 1,206,305	$ 2,944,100	$ 6,735,850	$ 6,868,082
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 2,740,411	$ 9,146,355	$ 7,639,832	$ 11,961,416	$ 8,816,209	$ 6,256,427
Cost of investments sold	(2,066,778)	(7,678,530)	(6,103,045)	(11,290,831)	(8,296,898)	(5,823,886)
Net realized gains (losses)	$ 673,633	$ 1,467,825	$ 1,536,787	$ 670,585	$ 519,311	$ 432,541
Net unrealized appreciation (depreciation) on investments:
End of year	$ (7,394,057)	$ (14,525,858)	$ (8,517,053)	$ (12,887,457)	$ (17,163,059)	$ (5,082,686)
Beginning of year	2,116,193	3,612,127	5,299,791	5,154,135	5,013,031	4,539,984
Change in unrealized appreciation (depreciation)	$ (9,510,250)	$ (18,137,985)	$ (13,816,844)	$ (18,041,592)	$ (22,176,090)	$ (9,622,670)
Realized and unrealized gains (losses)	$ (8,836,617)	$ (16,670,160)	$(12,280,057)	$ (17,371,007)	$ (21,656,779)	$ (9,190,129)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (8,051,044)	$ (15,489,752)	$(11,073,752)	$ (14,426,907)	$ (14,920,929)	$ (2,322,047)
	AL3 Sub-Account	GS1 Sub-Account	GS2 Sub-Account	GS3 Sub-Account	GS4 Sub-Account	GS5 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 4,576,056	$ 2,466,965	$ 195,347	$ 256,236	$ 29,438	$ 621,918
Mortality and expense risk charges	(172,302)	(294,824)	(44,617)	(257,199)	(84,734)	(90,058)
Distribution and administrative expense charges	(20,676)	(35,379)	(5,354)	(30,864)	(10,168)	(10,807)
Net investment income (loss)	$ 4,383,078	$ 2,136,762	$ 145,376	$ (31,827)	$ (65,464)	$ 521,053
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 2,938,665	$ 2,540,473	$ 560,959	$ 8,605,510	$ 1,152,029	$ 1,370,816
Cost of investments sold	(3,414,010)	(2,072,058)	(493,009)	(7,792,687)	(1,148,644)	(1,356,746)
Net realized gains (losses)	$ (475,345)	$ 468,415	$ 67,950	$ 812,823	$ 3,385	$ 14,070
Net unrealized appreciation (depreciation) on investments:
End of year	$ (8,030,395)	$ (6,830,641)	$ 24,319	$ (1,319,007)	$ (361,161)	$ (1,570,758)
Beginning of year	1,429,504	3,084,374	257,249	1,966,987	60,122	277,370
Change in unrealized appreciation (depreciation)	$ (9,459,899)	$ (9,915,015)	$ (232,930)	$ (3,285,994)	$ (421,283)	$ (1,848,128)
Realized and unrealized gains (losses)	$ (9,935,244)	$ (9,446,600)	$ (164,980)	$ (2,473,171)	$ (417,898)	$ (1,834,058)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (5,552,166)	$ (7,309,838)	$ (19,604)	$ (2,504,998)	$ (483,362)	$ (1,313,005)

See notes to financial statements

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FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II,` FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - Year Ended December 31, 2000 - continued
	JP1 Sub-Account	JP2 Sub-Account	JP3 Sub-Account	LA1 Sub-Account	CAS Sub-Account	EGS Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 680,749	$ 204,337	$ 120,711	$ 376,537	$ 2,485,281	$ 5,103,953
Mortality and expense risk charges	(250,680)	(80,269)	(64,264)	(417,793)	(311,035)	(796,159)
Distribution and administrative expense charges	(30,082)	(9,632)	(7,712)	(50,135)	(37,324)	(95,539)
Net investment income (loss)	$ 399,987	$ 114,436	$ 48,735	$ (91,391)	$ 2,136,922	$ 4,212,255
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales.	$ 3,430,106	$ 1,749,550	$ 4,039,562	$ 6,886,921	$ 2,631,504	$ 25,395,793
Cost of investments sold	(3,383,329)	(1,656,765)	(3,938,816)	(6,767,983)	(2,470,327)	(24,026,587)
Net realized gains (losses)	$ 46,777	$ 92,785	$ 100,746	$ 118,938	$ 161,177	$ 1,369,206
Net unrealized appreciation (depreciation) on investments:
End of year	$ (2,645,005)	$ (1,012,206)	$ (496,115)	$ 5,853,928	$ (4,709,833)	$(12,737,135)
Beginning of year	413,908	440,742	335,738	(168,245)	2,858,363	11,182,046
Change in unrealized appreciation (depreciation)	$ (3,058,913)	$ (1,452,948)	$ (831,853)	$ 6,022,173	$ (7,568,196)	$(23,919,181)
Realized and unrealized gains (losses)	$ (3,012,136)	$ (1,360,163)	$ (731,107)	$ 6,141,111	$ (7,407,019)	$(22,549,975)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (2,612,149)	$ (1,245,727)	$ (682,372)	$ 6,049,720	$ (5,270,097)	$(18,337,720)
	HYS Sub-Account	MMS Sub-Account	UTS Sub-Account	GSS Sub-Account	TRS Sub-Account	MIT Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 1,381,172	$ 374,697	$ 2,858,667	$ 1,166,819	$ 647,856	$ 1,170,740
Mortality and expense risk charges	(217,134)	(80,411)	(438,134)	(245,839)	(100,786)	(248,903)
Distribution and administrative expense charges	(26,056)	(9,649)	(52,576)	(29,501)	(12,094)	(29,868)
Net investment income (loss)	$ 1,137,982	$ 284,637	$ 2,367,957	$ 891,479	$ 534,976	$ 891,969
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales.	$ 7,422,306	$ 10,336,262	$ 4,217,961	$ 9,726,136	$ 918,959	$ 1,762,089
Cost of investments sold	(7,755,426)	(10,336,262)	(3,663,950)	(9,960,138)	(929,302)	(1,805,045)
Net realized gains (losses)	$ (333,120)	$ - .	$ 554,011	$ (234,002)	$ (10,343)	$ (42,956)
Net unrealized appreciation (depreciation) on investments:
End of year	$ (2,462,454)	$ - .	$ 812,759	$ 1,190,556	$ 1,023,354	$ (647,448)
Beginning of year	37,632	-	2,724,754	(256,823)	21,849	386,232
Change in unrealized appreciation (depreciation)	$ (2,500,086)	$ - .	$ (1,911,995)	$ 1,447,379	$ 1,001,505	$ (1,033,680)
Realized and unrealized gains (losses)	$ (2,833,206)	$ - .	$ (1,357,984)	$ 1,213,377	$ 991,162	$ (1,076,636)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (1,695,224)	$ 284,637	$ 1,009,973	$ 2,104,856	$ 1,526,138	$ (184,667)

See notes to financial statements

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FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - Year Ended December 31, 2000 - continued
	NWD Sub-Account	MIS Sub-Account	OP1 Sub-Account	OP2 Sub-Account	OP3 Sub-Account	OP4 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 608,314	$ 838,904	$ 1,222,161	$ 1,415,333	$ 10,813	$ 260,821
Mortality and expense risk charges	(188,838)	(366,814)	(231,315)	(125,439)	(55,839)	(41,321)
Distribution and administrative expense charges	(22,661)	(44,018)	(27,758)	(15,053)	(6,701)	(4,959)
Net investment income (loss)	$ 396,815	$ 428,072	$ 963,088	$ 1,274,841	$ (51,727)	$ 214,541
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales.	$ 4,929,890	$ 2,716,073	$ 7,961,799	$ 3,671,584	$ 3,865,395	$ 741,755
Cost of investments sold	(4,714,470)	(2,403,685)	(8,704,003)	(2,923,628)	(3,539,059)	(823,803)
Net realized gains (losses)	$ 215,420	$ 312,388	$ (742,204)	$ 747,956	$ 326,336	$ (82,048)
Net unrealized appreciation (depreciation) on investments:
End of year	$ (2,077,919)	$ (4,330,874)	$ 2,654,208	$ 705,849	$ 1,736,902	$ 196,359
Beginning of year	457,940	1,220,338	(115,746)	589,498	(15,639)	(2,013)
Change in unrealized appreciation (depreciation)	$ (2,535,859)	$ (5,551,212)	$ 2,769,954	$ 116,351	$ 1,752,541	$ 198,372
Realized and unrealized gains (losses)	$ (2,320,439)	$ (5,238,824)	$ 2,027,750	$ 864,307	$ 2,078,877	$ 116,324
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (1,923,624)	$ (4,810,752)	$ 2,990,838	$ 2,139,148	$ 2,027,150	$ 330,865
	SB1 Sub-Account	SB2 Sub-Account	SB3 Sub-Account	SB4 Sub-Account	SCA1 Sub-Account	SCA2 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 32,637	$ 22,883	$ 284,343	$ 141,421	$ 1,289,634	$ 1,295,128
Mortality and expense risk charges	(5,554)	(7,551)	(74,279)	(58,164)	(282,718)	(242,903)
Distribution and administrative expense charges	(666)	(906)	(8,914)	(6,980)	(33,926)	(29,148)
Net investment income (loss)	$ 26,417	$ 14,426	$ 201,150	$ 76,277	$ 972,990	$ 1,023,077
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales.	$ 52,758	$ 226,796	$ 3,113,784	$ 3,016,338	$ 55,950,788	$ 6,800,294
Cost of investments sold	(39,065)	(184,706)	(3,190,831)	(3,018,911)	(55,950,788)	(6,837,741)
Net realized gains (losses)	$ 13,693	$ 42,090	$ (77,047)	$ (2,573)	$ - .	$ (37,447)
Net unrealized appreciation (depreciation) on investments:
End of year	$ 93,906	$ 71,696	$ (109,118)	$ 39,038	$ - .	$ 679,913
Beginning of year	68,433	52,807	(311,911)	(145,524)	-	(167,137)
Change in unrealized appreciation (depreciation)	$ 25,473	$ 18,889	$ 202,793	$ 184,562	$ - .	$ 847,050
Realized and unrealized gains (losses)	$ 39,166	$ 60,979	$ 125,746	$ 181,989	$ - .	$ 809,603
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 65,583	$ 75,405	$ 326,896	$ 258,266	$ 972,990	$ 1,832,680

See notes to financial statements

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FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - Year Ended December 31, 2000 - continued
	SCA3 Sub-Account	SCA4 Sub-Account	SCA5 Sub-Account	SCA6 Sub-Account	SCA7(a) Sub-Account	SCA8(a) Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 433,865	$ 415,976	$ 2,650,372	$ 177,381	$ 27,348	$ 3,775
Mortality and expense risk charges	(51,224)	(74,180)	(184,426)	(20,223)	(29,790)	(5,288)
Distribution and administrative expense charges	(6,147)	(8,902)	(22,131)	(2,427)	(3,575)	(635)
Net investment income (loss)	$ 376,494	$ 332,894	$ 2,443,815	$ 154,731	$ (6,017)	$ (2,148)
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 1,330,761	$ 517,975	$ 4,174,930	$ 465,030	$ 447,503	$ 123,128
Cost of investments sold	(1,185,052)	(440,419)	(3,191,554)	(412,796)	(476,133)	(124,878)
Net realized gains (losses)	$ 145,709	$ 77,556	$ 983,376	$ 52,234	$ (28,630)	$ (1,750)
Net unrealized appreciation (depreciation) on investments:
End of year	$ 564,032	$ (1,657,923)	$ (1,763,828)	$ (315,131)	$ 146,144	$ 172,780
Beginning of year	(70,481)	217,754	437,614	53,913	-	-
Change in unrealized appreciation (depreciation)	$ 634,513	$ (1,875,677)	$ (2,201,442)	$ (369,044)	$ 146,144	$ 172,780
Realized and unrealized gains (losses)	$ 780,222	$ (1,798,121)	$ (1,218,066)	$ (316,810)	$ 117,514	$ 171,030
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 1,156,716	$ (1,465,227)	$ 1,225,749	$ (162,079)	$ 111,497	$ 168,882
	SCA9(a) Sub-Account	SCA(a) Sub-Account	SCB(a) Sub-Account	SCC(a) Sub-Account	CS1 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 1,021	$ 25,023	$ 69,511	$ 897	$ 81,522
Mortality and expense risk charges	(567)	(18,284)	(9,771)	(299)	(46,801)
Distribution and administrative expense charges	(68)	(2,194)	(1,173)	(36)	(5,616)
Net investment income (loss)	$ 386	$ 4,545	$ 58,567	$ 562	$ 29,105
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales.	$ 7,366	$ 463,008	$ 126,758	$ 6,339	$ 3,682,016
Cost of investments sold	(7,130)	(477,352)	(114,777)	(6,105)	(4,078,512)
Net realized gains (losses)	$ 236	$ (14,344)	$ 11,981	$ 234	$ (396,496)
Net unrealized appreciation (depreciation) on investments:
End of year	$ 16,999	$ 192,337	$ 388,618	$ 8,540	$ (849,880)
Beginning of year	-	-	-	-	334,249
Change in unrealized appreciation (depreciation)	$ 16,999	$ 192,337	$ 388,618	$ 8,540	$ (1,184,129)
Realized and unrealized gains (losses)	$ 17,235	$ 177,993	$ 400,599	$ 8,774	$ (1,580,625)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 17,621	$ 182,538	$ 459,166	$ 9,336	$ (1,551,520)

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - Year Ended December 31, 2000 - continued
	CS2 Sub-Account	CS3 Sub-Account	CS4 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 206,111	$ 121,599	$ 754,874
Mortality and expense risk charges	(21,684)	(20,131)	(52,964)
Distribution and administrative expense charges	(2,602)	(2,416)	(6,356)
Net investment income (loss)	$ 181,825	$ 99,052	$ 695,554
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 1,009,421	$ 1,373,515	$ 4,417,966
Cost of investments sold	(977,920)	(1,222,726)	(3,915,712)
Net realized gains (losses)	$ 31,501	$ 150,789	$ 502,254
Net unrealized appreciation (depreciation) on investments:
End of year	$ (512,167)	$ (353,813)	$ (1,516,754)
Beginning of year	283,627	202,317	1,104,711
Change in unrealized appreciation (depreciation)	$ (795,794)	$ (556,130)	$ (2,621,465)
Realized and unrealized gains (losses)	$ (764,293)	$ (405,341)	$ (2,119,211)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (582,468)	$ (306,289)	$ (1,423,657)

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS

AIM1			AIM2		AIM3
Sub-Account			Sub-Account		Sub-Account
Year Ended		Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
December 31,		December 31,	December 31,	December 31,	December 31,	December 31,
2000		1999	2000	1999	2000	1999
OPERATIONS:
Net investment income (loss)	$ 785,573	$ 163,990	$ 1,180,408	$ 663,433	$ 1,206,305	$ 64,741
Net realized gains (losses)	673,633	82,737	1,467,825	133,152	1,536,787	468,336
Net unrealized gains (losses)	(9,510,250)	1,987,730	(18,137,985)	3,381,331	(13,816,844)	4,897,906
Increase (Decrease) in net assets from operations	$ (8,051,044)	$2,234,457	$(15,489,752)	$ 4,177,916	$(11,073,752)	$ 5,430,983
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$31,058,303	$3,190,508	$ 36,661,995	$ 8,313,278	$ 28,663,612	$ 8,663,899
Net transfers between Sub-Accounts and Fixed Account	13,604,340	2,389,362	15,625,077	9,156,077	18,297,743	13,693,105
Withdrawals, surrenders, annuitizations and contract charges	(1,314,057)	(291,401)	(2,368,765)	(396,819)	(3,198,291)	(634,386)
Net accumulation activity	$43,348,586	$5,288,469	$ 49,918,307	$17,072,536	$ 43,763,064	$21,722,618
Annuitization activity:
Annuitizations	$ 8,612	$ 21,703	$ 28,010	$ 88,023	$ 61,885	$ 68,415
Annuity payments	(3,302)	(947)	(12,664)	(2,232)	(8,018)	(645)
Adjustments to annuity reserve	(766)	(1,572)	(2,695)	(1,153)	(301)	3,276
Net annuitization activity	$ 4,544	$ 19,184	$ 12,651	$ 84,638	$ 53,566	$ 71,046
Increase (Decrease) in net assets from participant transactions	$43,353,130	$5,307,653	$ 49,930,958	$17,157,174	$ 43,816,630	$21,793,664
Increase (Decrease) in net assets	$35,302,086	$7,542,110	$ 34,441,206	$21,335,090	$ 32,742,878	$27,224,647
NET ASSETS:
Beginning of year	9,095,776	1,553,666	23,904,295	2,569,205	31,001,123	3,776,476
End of year	$44,397,862	$9,095,776	$ 58,345,501	$23,904,295	$ 63,744,001	$31,001,123

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF

CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued

AIM4		AL1			AL2
Sub-Account		Sub-Account			Sub-Account
Year Ended	Year Ended	Year Ended	Year Ended		Year Ended	Year Ended
December 31,	December 31,	December 31,	December 31,		December 31,	December 31,
2000	1999	2000	1999		2000	1999
OPERATIONS:
Net investment income (loss)	$ 2,944,100	$ 511,149	$ 6,735,850	$ 811,033	$ 6,868,082	$ 199,713
Net realized gains (losses)	670,585	532,235	519,311	600,520	432,541	359,230
Net unrealized gains (losses)	(18,041,592)	5,018,327	(22,176,090)	4,516,739	(9,622,670)	4,268,060
Increase (Decrease) in net assets from operations	$(14,426,907)	$ 6,061,711	$(14,920,929)	$ 5,928,292	$ (2,322,047)	$ 4,827,003
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 36,176,954	$ 4,140,973	$ 37,234,493	$12,748,856	$24,769,595	$ 5,097,716
Net transfers between Sub-Accounts and Fixed Account	17,668,359	7,199,126	28,139,390	16,707,964	12,270,564	8,333,556
Withdrawals, surrenders, annuitizations and contract charges	(2,566,294)	(465,245)	(4,213,160)	(1,047,363)	(2,085,951)	(821,155)
Net accumulation activity	$ 51,279,019	$10,874,854	$ 61,160,723	$28,409,457	$34,954,208	$12,610,117
Annuitization activity:
Annuitizations	$ 84,341	$ 87,014	$ 86,548	$ 85,342	$ 12,751	$ 99,349
Annuity payments	(18,946)	(5,593)	(9,785)	(1,306)	(16,952)	(6,928)
Adjustments to annuity reserve	(6,829)	(1,819)	(5,278)	2,825	(3,492)	(1,193)
Net annuitization activity	$ 58,566	$ 79,602	$ 71,485	$ 86,861	$ (7,693)	$ 91,228
Increase (Decrease) in net assets from participant transactions	$ 51,337,585	$10,954,456	$ 61,232,208	$28,496,318	$34,946,515	$12,701,345
Increase (Decrease) in net assets	$ 36,910,678	$17,016,167	$ 46,311,279	$34,424,610	$32,624,468	$17,528,348
NET ASSETS:
Beginning of year	19,427,405	2,411,238	38,064,112	3,639,502	19,857,026	2,328,678
End of year	$ 56,338,083	$19,427,405	$ 84,375,391	$38,064,112	$52,481,494	$19,857,026

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued

AL3			GS1		GS2
Sub-Account			Sub-Account		Sub-Account
Year Ended		Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
December 31,		December 31,	December 31,	December 31,	December 31,	December 31,
2000		1999	2000	1999	2000	1999
OPERATIONS:
Net investment income (loss)	$ 4,383,078	$ 180,135	$ 2,136,762	$ (86,434)	$ 145,376	$ (7,437)
Net realized gains (losses)	(475,345)	26,998	468,415	119,138	67,950	(6,104)
Net unrealized gains (losses)	(9,459,899)	1,333,109	(9,915,015)	2,855,021	(232,930)	247,190
Increase (Decrease) in net assets from operations	$ (5,552,166)	$1,540,242	$ (7,309,838)	$ 2,887,725	$ (19,604)	$ 233,649
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$11,075,818	$2,088,417	$10,836,352	$ 4,819,708	$2,227,941	$ 314,158
Net transfers between Sub-Accounts and Fixed Account	4,974,408	2,244,048	7,318,315	5,800,687	2,112,089	981,739
Withdrawals, surrenders, annuitizations and contract charges	(700,045)	(126,620)	(1,379,531)	(346,821)	(141,632)	(33,270)
Net accumulation activity.	$15,350,181	$4,205,845	$16,775,136	$10,273,574	$4,198,398	$1,262,627
Annuitization activity:
Annuitizations	$ 19,389	$ 59,038	$ 33,683	$ 93,264	$ -	$ 19,466
Annuity payments	(7,303)	(542)	(14,186)	(5,717)	(1,044)	(750)
Adjustments to annuity reserve	(578)	66	(384)	(2,494)	(312)	(2,307)
Net annuitization activity	$ 11,508	$ 58,562	$ 19,113	$ 85,053	$ (1,356)	$ 16,409
Increase (Decrease) in net assets from participant transactions	$15,361,689	$4,264,407	$16,794,249	$10,358,627	$4,197,042	$1,279,036
Increase (Decrease) in net assets	$ 9,809,523	$5,804,649	$ 9,484,411	$13,246,352	$4,177,438	$1,512,685
NET ASSETS:
Beginning of year	6,610,605	805,956	15,575,462	2,329,110	1,795,361	282,676
End of year	$16,420,128	$6,610,605	$25,059,873	$15,575,462	$5,972,799	$1,795,361

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued

GS3		GS4			GS5
Sub-Account		Sub-Account			Sub-Account
Year Ended	Year Ended	Year Ended	Year Ended		Year Ended	Year Ended
December 31,	December 31,	December 31,	December 31,		December 31,	December 31,
2000	1999	2000	1999		2000	1999
OPERATIONS:
Net investment income (loss)	$ (31,827)	$ 126,862	$ (65,464)	$ 8,970	$ 521,053	$ 183,291
Net realized gains (losses)	812,823	363,935	3,385	(49,105)	14,070	84,670
Net unrealized gains (losses)	(3,285,994)	1,670,034	(421,283)	132,039	(1,848,128)	260,708
Increase (Decrease) in net assets from operations	$ (2,504,998)	$ 2,160,831	$ (483,362)	$ 91,904	$ (1,313,005)	$ 528,669
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 7,558,859	$ 4,503,362	$2,094,249	$1,294,500	$ 7,281,280	$ 840,435
Net transfers between Sub-Accounts and Fixed Account	121,089	8,595,492	1,481,766	2,400,908	2,123,452	1,051,801
Withdrawals, surrenders, annuitizations and contract charges	(1,614,921)	(498,099)	(557,171)	(203,335)	(292,254)	(37,988)
Net accumulation activity	$ 6,065,027	$12,600,755	$3,018,844	$3,492,073	$ 9,112,478	$1,854,248
Annuitization activity:
Annuitizations	$ 43,880	$ 37,472	$ -	$ -	$ 34,296	$ 20,676
Annuity payments	(9,650)	(2,065)	-	-	(2,659)	(911)
Adjustments to annuity reserve	(1,358)	(43)	-	-	(242)	(674)
Net annuitization activity	$ 32,872	$ 35,364	$ -	$ -	$ 31,395	$ 19,091
Increase (Decrease) in net assets from participant transactions	$ 6,097,899	$12,636,119	$3,018,844	$3,492,073	$ 9,143,873	$1,873,339
Increase (Decrease) in net assets	$ 3,592,901	$14,796,950	$2,535,482	$3,583,977	$ 7,830,868	$2,402,008
NET ASSETS:
Beginning of year	18,016,302	3,219,352	5,432,857	1,848,880	2,727,392	325,384
End of year	$21,609,203	$18,016,302	$7,968,339	$5,432,857	$10,558,260	$2,727,392

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued

JP1			JP2		JP3
Sub-Account			Sub-Account		Sub-Account
Year Ended		Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
December 31,		December 31,	December 31,	December 31,	December 31,	December 31,
2000		1999	2000	1999	2000	1999
OPERATIONS:
Net investment income (loss)	$ 399,987	$ 915,926	$ 114,436	$ 93,716	$ 48,735	$ 19,756
Net realized gains (losses)	46,777	171,441	92,785	86,971	100,746	172
Net unrealized gains (losses)	(3,058,913)	340,247	(1,452,948)	433,370	(831,853)	336,978
Increase (Decrease) in net assets from operations	$ (2,612,149)	$ 1,427,614	$(1,245,727)	$ 614,057	$ (682,372)	$ 356,906
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 6,209,282	$ 4,908,483	$ 4,926,786	$1,032,722	$4,533,517	$ 556,222
Net transfers between Sub-Accounts and Fixed Account	3,569,440	6,352,530	2,730,587	1,243,965	1,184,183	412,896
Withdrawals, surrenders, annuitizations and contract charges	(1,007,666)	(556,977)	(858,767)	(95,728)	(283,409)	(18,773)
Net accumulation activity	$ 8,771,056	$10,704,036	$ 6,798,606	$2,180,959	$5,434,291	$ 950,345
Annuitization activity:
Annuitizations	$ 24,627	$ 77,078	$ 11,637	$ 18,651	$ 8,065	$ -
Annuity payments	(5,081)	(1,035)	(2,628)	(844)	(1,022)	-
Adjustments to annuity reserve	(801)	150	8	(700)	(64)	-
Net annuitization activity	$ 18,745	$ 76,193	$ 9,017	$ 17,107	$ 6,979	$ -
Increase (Decrease) in net assets from participant transactions	$ 8,789,801	$10,780,229	$ 6,807,623	$2,198,066	$5,441,270	$ 950,345
Increase (Decrease) in net assets	$ 6,177,652	$12,207,843	$ 5,561,896	$2,812,123	$4,758,898	$1,307,251
NET ASSETS:
Beginning of year	15,393,690	3,185,847	3,297,539	485,416	1,497,621	190,370
End of year	$21,571,342	$15,393,690	$ 8,859,435	$3,297,539	$6,256,519	$1,497,621

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	LA1		CAS		EGS
	Sub-Account		Sub-Account		Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ (91,391)	$ 1,474,587	$ 2,136,922	$ 692,778	$ 4,212,255	$ (32,594)
Net realized gains (losses)	118,938	174,451	161,177	224,872	1,369,206	649,409
Net unrealized gains (losses)	6,022,173	(189,406)	(7,568,196)	2,228,558	(23,919,181)	10,404,765
Increase (Decrease) in net assets from operations	$ 6,049,720	$ 1,459,632	$ (5,270,097)	$ 3,146,208	$ (18,337,720)	$ 11,021,580
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 15,511,439	$ 6,119,781	$ 15,702,930	$ 3,621,357	$ 48,823,812	$ 7,852,516
Net transfers between Sub-Accounts and Fixed Account	10,110,590	10,627,992	11,269,256	3,950,702	20,631,668	8,176,327
Withdrawals, surrenders, annuitizations and contract charges	(2,720,289)	(621,174)	(1,425,528)	(385,338)	(4,288,255)	(925,614)
Net accumulation activity	$ 22,901,740	$ 16,126,599	$ 25,546,658	$ 7,186,721	$ 65,167,225	$ 15,103,229
Annuitization activity:
Annuitizations	$ 2,748	$ -	$ 25,215	$ 53,269	$ 65,385	$ 126,228
Annuity payments	(354)	-	(6,907)	(3,083)	(20,025)	(3,973)
Adjustments to annuity reserve	-	-	(528)	(1,863)	(12,774)	9,690
Net annuitization activity	$ 2,394	$ -	$ 17,780	$ 48,323	$ 32,586	$ 131,945
Increase (Decrease) in net assets from participant transactions	$ 22,904,134	$ 16,126,599	$ 25,564,438	$ 7,235,044	$ 65,199,811	$ 15,235,174
Increase (Decrease) in net assets	$ 28,953,854	$ 17,586,231	$ 20,294,341	$ 10,381,252	$ 46,862,091	$ 26,256,754
NET ASSETS:
Beginning of year	20,968,509	3,382,278	15,000,492	4,619,240	31,133,993	4,877,239
End of year	$ 49,922,363	$ 20,968,509	$ 35,294,833	$ 15,000,492	$ 77,996,084	$ 31,133,993

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	HYS		MMS		UTS
	Sub-Account		Sub-Account		Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 1,137,982	$ 277,362	$ 284,637	$ 177,344	$ 2,367,957	$ 624,780
Net realized gains (losses)	(333,120)	(99,067)	-	-	554,011	155,348
Net unrealized gains (losses)	(2,500,086)	40,424	-	-	(1,911,995)	2,521,304
Increase (Decrease) in net assets from operations	$ (1,695,224)	$ 218,719	$ 284,637	$ 177,344	$ 1,009,973	$ 3,301,432
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 9,374,979	$ 3,074,357	$ 41,667	$ 308,389	$ 20,151,056	$ 4,077,024
Net transfers between Sub-Accounts and Fixed Account	7,367,950	7,484,053	34,423	4,197,928	12,322,768	9,168,485
Withdrawals, surrenders, annuitizations and contract charges	(1,270,403)	(462,273)	(1,421,442)	(1,455,384)	(1,704,218)	(781,083)
Net accumulation activity	$ 15,472,526	$ 10,096,137	$ (1,345,352	$ 3,050,933	$ 30,769,606	$ 12,464,426
Annuitization activity:
Annuitizations	$ 39,001	$ 80,858	$ -	$ -	$ 2,470	$ 179,007
Annuity payments	(9,322)	(4,094)	-	-	(19,395)	(3,339)
Adjustments to annuity reserve	(1,149)	(348)	-	-	(2,599)	(1,085)
Net annuitization activity	$ 28,530	$ 76,416	$ -	$ -	$ (19,524)	$ 174,583
Increase (Decrease) in net assets from participant transactions	$ 15,501,056	$ 10,172,553	$ (1,345,352)	$ 3,050,933	$ 30,750,082	$ 12,639,009

Increase (Decrease) in net assets	$ 13,805,832	$ 10,391,272	$ (1,060,715)	$ 3,228,277	$ 31,760,055	$ 15,940,441
NET ASSETS:
Beginning of year	12,505,265	2,113,993	7,058,196	3,829,919	18,838,189	2,897,748
End of year	$ 26,311,097	$ 12,505,265	$ 5,997,481	$ 7,058,196	$ 50,598,244	$ 18,838,189

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	GSS		TRS		MIT
	Sub-Account		Sub-Account		Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)
OPERATIONS:
Net investment income (loss)	$ 891,479	$ 154,206	$ 534,976	$ (7,791)	$ 891,969	$ (21,203)
Net realized gains (losses)	(234,002)	(71,213)	(10,343)	(4,728)	(42,956)	(3,740)
Net unrealized gains (losses)	1,447,379	(269,914)	1,001,505	21,849	(1,033,680)	386,232
Increase (Decrease) in net assets from operations	$ 2,104,856	$ (186,921)	$ 1,526,138	$ 9,330	$ (184,667)	$ 361,289
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 7,012,278	$ 3,214,716	$ 7,518,367	$ 1,944,130	$ 16,376,271	$ 3,992,136
Net transfers between Sub-Accounts and Fixed Account	1,930,713	10,679,042	3,909,033	749,019	8,459,298	3,540,232
Withdrawals, surrenders, annuitizations and contract charges	(1,540,703)	(493,591)	(390,889)	(116,117)	(928,927)	(70,811)
Net accumulation activity	$ 7,402,288	$ 13,400,167	$ 11,036,511	$ 2,577,032	$ 23,906,642	$ 7,461,557
Annuitization activity:
Annuitizations	$ 48,400	$ 26,994	$ 2,525	$ 79,374	$ 14,843	$ 4,029
Annuity payments	(10,980)	(4,351)	(8,757)	-	(2,403)	(181)
Adjustments to annuity reserve	(712)	(534)	(1,172)	17	(179)	(182)
Net annuitization activity	$ 36,708	$ 22,109	$ (7,404)	$ 79,391	$ 12,261	$ 3,666
Increase (Decrease) in net assets from participant transactions	$ 7,438,996	$ 13,422,276	$ 11,029,107	$ 2,656,423	$ 23,918,903	$ 7,465,223
Increase (Decrease) in net assets	$ 9,543,852	$ 13,235,355	$ 12,555,245	$ 2,665,753	$ 23,734,236	$ 7,826,512
NET ASSETS:
Beginning of year	14,876,989	1,641,634	2,665,753	-	7,826,512	-
End of year	$ 24,420,841	$ 14,876,989	$ 15,220,998	$ 2,665,753	$ 31,560,748	$ 7,826,512

(a) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	NWD		MIS		OP1
	Sub-Account		Sub-Account		Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 396,815	$ (6,392)	$ 428,072	$ (20,396)	$ 963,088	$ 147,083
Net realized gains (losses)	215,420	25,497	312,388	30,718	(742,204)	49,711
Net unrealized gains (losses)	(2,535,859)	457,940	(5,551,212)	1,220,338	2,769,954	(317,549)
Increase (Decrease) in net assets from operations	$ (1,923,624)	$ 477,045	$ (4,810,752)	$ 1,230,660	$ 2,990,838	$ (120,755)
PARTICIPANT TRANSACTIONS:
Accumlation activity:
Purchase payments received	$ 18,552,634	$ 720,822	$ 31,327,517	$ 4,452,860	$ 3,774,159	$ 2,729,165
Net transfers between Sub-Accounts and Fixed Account	9,115,142	782,394	15,851,128	2,713,276	6,822,619	6,567,188
Withdrawals, surrenders, annuitizations and contract charges	(645,011)	(6,830)	(1,655,830)	(187,257)	(1,489,630)	(574,346)
Net accumulation activity	$ 27,022,765	$ 1,496,386	$ 45,522,815	$ 6,978,879	$ 9,107,148	$ 8,722,007
Annuitization activity:
Annuitizations	$ 12,096	$ -	$ 2,596	$ 133,744	$ 6,518	$ 11,643
Annuity payments	(1,074)	-	(13,291)	(333)	(1,714)	(586)
Adjustments to annuity reserve	(70)	-	6,812	4,173	(172)	248
Net annuitization activity	$ 10,952	$ -	$ (3,883)	$ 137,584	$ 4,632	$ 11,305
Increase (Decrease) in net assets from participant transactions	$ 27,033,717	$ 1,496,386	$ 45,518,932	$ 7,116,463	$ 9,111,780	$ 8,733,312
Increase (Decrease) in net assets	$ 25,110,093	$ 1,973,431	$ 40,708,180	$ 8,347,123	$ 12,102,618	$ 8,612,557
NET ASSETS:
Beginning of year	1,973,431	-	8,347,123	-	12,472,113	3,859,556
End of year	$ 27,083,524	$ 1,973,431	$ 49,055,303	$ 8,347,123	$ 24,574,731	$ 12,472,113

(a) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	OP2		OP3		OP4
	Sub-Account		Sub-Account		Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 1,274,841	$ 63,482	$ (51,727)	$ (18,870)	$ 214,541	$ (7,226)
Net realized gains (losses)	747,956	15,513	326,336	34,433	(82,048)	1,938
Net unrealized gains (losses)	116,351	547,534	1,752,541	(44,591)	198,372	(2,067)
Increase (Decrease) in net assets from operations	$ 2,139,148	$ 626,529	$ 2,027,150	$ (29,028)	$ 330,865	$ (7,355)
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 5,258,529	$ 1,550,529	$ 1,132,415	$ 485,930	$ 595,244	$ 1,632,027
Net transfers between Sub-Accounts and Fixed Account	4,416,129	1,198,601	4,690,015	1,779,308	589,937	883,782
Withdrawals, surrenders, annuitizations and contract charges	(808,921)	(132,625)	(377,547)	(129,696)	(178,513)	(31,887)
Net accumulation activity	$ 8,865,737	$ 2,616,505	$ 5,444,883	$ 2,135,542	$ 1,006,668	$ 2,483,922
Annuitization activity:
Annuitizations	$ 7,730	$ 42,401	$ 5,045	$ 11,596	$ -	$ -
Annuity payments	(5,582)	(2,165)	(1,705)	(845)	-	-
Adjustments to annuity reserve	(986)	(667)	(209)	(1,085)	-	-
Net annuitization activity	$ 1,162	$ 39,569	$ 3,131	$ 9,666	$ -	$ -
Increase (Decrease) in net assets from participant transactions	$ 8,866,899	$ 2,656,074	$ 5,448,014	$ 2,145,208	$ 1,006,668	$ 2,483,922
Increase (Decrease) in net assets	$ 11,006,047	$ 3,282,603	$ 7,475,164	$ 2,116,180	$ 1,337,533	$ 2,476,567
NET ASSETS:
Beginning of year	4,188,186	905,583	2,831,911	715,731	2,477,620	1,053
End of year	$ 15,194,233	$ 4,188,186	$ 10,307,075	$ 2,831,911	$ 3,815,153	$ 2,477,620

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
SB1 Sub-Account			SB2 Sub-Account		SB3 Sub-Account
Year Ended December 31, 2000		Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 26,417	$ 8,032	$ 14,426	$ (4,606)	$ 201,150	$ 265,621
Net realized gains (losses)	13,693	8,199	42,090	21,954	(77,047)	(42,967)
Net unrealized gains (losses)	25,473	45,162	18,889	33,353	202,793	(245,059)
Increase (Decrease) in net assets from operations	$ 65,583	$ 61,393	$ 75,405	$ 50,701	$ 326,896	$ (22,405)
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 15,380	$ 21,563	$ 7,060	$ 119,751	$ 192,923	$ 186,390
Net transfers between Sub-Accounts and Fixed Account	43,755	101,209	59,157	188,767	(1,959,527)	4,084,937
Withdrawals, surrenders, annuitizations and contract charges	(1,893)	(28,493)	(160,332)	(28,268)	(542,788)	(416,075)
Net accumulation activity	$ 57,242	$ 94,279	$ (94,115)	$ 280,250	$ (2,309,392)	$3,855,252
Annuitization activity:
Annuitizations	$ -	$ - .	$ - .	$ -	$ - .	$ 30,708
Annuity payments	-	-	-	-	(1,383)	(1,119)
Adjustments to annuity reserve	-	-	-	-	(443)	(764)
Net annuitization activity	$ - .	$ -	$ -	$ -	$ (1,826)	$ 28,825
Increase (Decrease) in net assets from participant transactions	$ 57,242	$ 94,279	$ (94,115)	$ 280,250	$ (2,311,218)	$ 3,884,077
Increase (Decrease) in net assets	$ 122,825	$ 155,672	$ (18,710)	$ 330,951	$ (1,984,322)	$ 3,861,672
NET ASSETS:
Beginning of year	386,941	231,269	661,035	330,084	6,773,372	2,911,700
End of year	$ 509,766	$ 386,941	$ 642,325	$ 661,035	$ 4,789,050	$ 6,773,372

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	SB4 Sub-Account		SCA1 Sub-Account		SCA2 Sub-Account
	Year Ended December 31 2000	Year Ended December 31 1999	Year Ended December 31 2000	Year Ended December 31 1999	Year Ended December 31 2000	Year Ended December 31 1999
OPERATIONS:
Net investment income (loss)	$ 76,277	$ 87,064	$ 972,990	$ 121,386	$ 1,023,077	$ 142,200
Net realized gains (losses)	(2,573)	29,816	-	-	(37,447)	(27,836)
Net unrealized gains (losses)	184,562	(209,993)	-	-	847,050	(167,158)
Increase (Decrease) in net assets from operations	$ 258,266	$ (93,113)	$ 972,990	$ 121,386	$ 1,832,680	$ (52,794)
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 54,695	$ 31,408	$ 45,016,484	$ 9,316,611	$ 13,890,703	$ 2,424,622
Net transfers between Sub-Accounts and Fixed Account....	(1,594,513)	4,100,758	(15,599,348)	2,207,048	6,947,581	5,953,092
Withdrawals, surrenders, annuitizations and contract charges	(736,675)	(391,898)	(3,563,787)	(299,102)	(1,635,930)	(374,597)
Net accumulation activity	$ (2,276,493)	$ 3,740,268	$ 25,853,349	$ 11,224,557	$ 19,202,354	$ 8,003,117
Annuitization activity:
Annuitizations	$ -.	$ 16,929	$ 48,025	$ - .	$ 85,012	$ 278,695
Annuity payments	(951)	(401)	(2,652)	-	(54,705)	(10,840)
Adjustments to annuity reserve	(163)	(633)	(360)	-	(10,405)	5,275
Net annuitization activity	$ (1,114)	$ 15,895	$ 45,013	$ - .	$ 19,902	$ 273,130
Increase (Decrease) in net assets from participant transactions	$ (2,277,607)	$ 3,756,163	$ 25,898,362	$ 11,224,557	$ 19,222,256	$ 8,276,247
Increase (Decrease) in net assets	$ (2,019,341)	$ 3,663,050	$ 26,871,352	$ 11,345,943	$ 21,054,936	$ 8,223,453
NET ASSETS:
Beginning of year	6,645,982	2,982,932	11,347,946	2,003	8,241,486	18,033
End of year	$ 4,626,641	$ 6,645,982	$ 38,219,298	$ 11,347,946	$ 29,296,422	$ 8,241,486

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	SCA3 Sub-Account		SCA4 Sub-Account		SCA5 Sub-Account
	Year Ended December 31 2000	Year Ended December 31 1999	Year Ended December 31 2000	Year Ended December 31 1999(b)	Year Ended December 31 2000	Year Ended December 31 1999(b)
OPERATIONS:
Net investment income (loss)	$ 376,494	$ 61,844	$ 332,894	$ (3,062)	$ 2,443,815	$ 78,405
Net realized gains (losses)	145,709	(2,410)	77,556	5,981	983,376	3,631
Net unrealized gains (losses)	634,513	(70,578)	(1,875,677)	217,754	(2,201,442)	437,614
Increase (Decrease) in net assets from operations	$ 1,156,716	$ (11,144)	$ (1,465,227)	$ 220,673	$ 1,225,749	$ 519,650
PARTCIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 5,229,041	$ 407,264	$ 7,075,330	$ 278,857	$ 17,658,818	$ 398,676
Net transfers between Sub-Accounts and Fixed Account	3,338,950	942,992	4,600,703	863,821	11,652,016	2,064,556
Withdrawals, surrenders, annuitizations and contract charges	(297,116)	(35,618)	(208,011)	(16,360)	(855,413)	(16,795)
Net accumulation activity	$ 8,270,875	$ 1,314,638	$ 11,468,022	$ 1,126,318	$ 28,455,421	$ 2,446,437
Annuitization activity:
Annuitizations	$ 6,522	$ 3,427	$ 11,083	$ - .	$ 28,344	$ - .
Annuity payments	(993)	(216)	(548)	-	(2,835)	-
Adjustments to annuity reserve	(7,420)	7,216	(268)	-	(71)	-
Net annuitization activity	$ (1,891)	$ 10,427	$ 10,267	$ - .	$ 25,438	$ - .
Increase (Decrease) in net assets from participant transactions	$ 8,268,984	$ 1,325,065	$ 11,478,289	$ 1,126,318	$ 28,480,859	$ 2,446,437
Increase (Decrease) in net assets	$ 9,425,700	$ 1,313,921	$ 10,013,062	$ 1,346,991	$ 29,706,608	$ 2,966,087
NET ASSETS:
Beginning of year	1,321,017	7,096	1,346,991	-	2,966,087	-
End of year	$ 10,746,717	$ 1,321,017	$ 11,360,053	$ 1,346,991	$ 32,672,695	$ 2,966,087

(b) For the period September 13, 1999 (commencement of operations) through December 31, 1999.

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
SCA6 Sub-Account			SCA7 Sub-Account	SCA8 Sub-Account	SCA9 Sub-Account	SCA Sub-Account
Year Ended December 31, 2000		Year Ended December 31, 1999 (b)	Year Ended December 31, 2000 (c)	Year Ended December 31, 2000 (c)	Year Ended December 31, 2000 (c)	Year Ended December 31, 2000 (c)
OPERATIONS:
Net investment income (loss)	$154,731	$(405)	$(6,017)	$(2,148)	$386	$4,545
Net realized gains (losses)	52,234	897	(28,630)	(1,750)	236	(14,344)
Net unrealized gains (losses)	(369,044)	53,913	146,144	172,780	16,999	192,337
Increase (Decrease) in net assets from operations	$(162,079)	$54,405	$111,497	$168,882	$17,621	$182,538
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$1,369,989	$41,486	$7,416,698	$1,339,374	$253,573	$3,629,640
Net transfers between Sub-Accounts and Fixed Account	848,724	406,855	3,165,118	989,209	43,923	2,276,395
Withdrawals, surrenders, annuitizations and contract charges	(133,128)	(1,944)	(63,091)	(36,479)	(3,203)	(33,619)
Net accumulation activity	$2,085,585	$446,397	$10,518,725	$2,292,104	$294,293	$5,872,416
Annuitization activity:
Annuitizations	$17,422	$-	$9,727	$-	$-	$-
Annuity payments	(1,759)	-	(258)	-	-	-
Adjustments to annuity reserve	(5,547)	5,356	(9,527)	-	-	-
Net annuitization activity	$10,116	$5,356	$(58)	$-	-	-
Increase (Decrease) in net assets from participant transactions	$2,095,701	$451,753	$10,518,667	$2,292,104	$294,293	$5,872,416
Increase (Decrease) in net assets	$1,933,622	$506,158	$10,630,164	$2,460,986	$311,914	$6,054,954
NET ASSETS:
Beginning of year	506,158	-	-	-	-	-
End of year	$2,439,780	$506,158	$10,630,164	$2,460,986	$311,914	$6,054,954

(b) For the period September 13, 1999 (commencement of operations) through December 31, 1999.

(c) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

See notes to financial statements

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FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
SCB Sub-Account		SCC Sub-Account	CS1 Sub-Account		CS2 Sub-Account
Year Ended December 31, 2000(c)		Year Ended December 31, 2000(c)	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 58,567	$ 562	$ 29,105	$ 74,390	$ 181,825	$ 1,885
Net realized gains (losses)	11,981	234	(396,496)	82,122	31,501	126,813
Net unrealized gains (losses)	388,618	8,540	(1,184,129)	337,601	(795,794)	285,485
Increase (Decrease) in net assets from operations
	$ 459,166	$ 9,336	$(1,551,520)	$ 494,113	$ (582,468)	$ 414,183
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$1,609,526	$ 99,296	$ 1,268,928	$ 444,605	$ 242,397	$ 260,046
Net transfers between Sub-Accounts and Fixed Account
	1,487,413	14,721	332,198	1,127,692	1,112,791	446,267
Withdrawals, surrenders, annuitizations and contract charges

	(20,946)	(3,204)	(167,172)	(34,519)	(433,135)	(77,459)
Net accumulation activity	$3,075,993	$ 110,813	$ 1,433,954	$ 1,537,778	$ 922,053	$ 628,854
Annuitization activity:
Annuitizations	$ -	$ -	$ 10,997	$ 17,475	$ 1,912	$ -
Annuity payments	-	-	(2,423)	(925)	(142)	-
Adjustments to annuity reserve	-	-	10,031	(10,499)	(15)	-
Net annuitization activity	$ -	$ -	$ 18,605	$ 6,051	$ 1,755	$ -
Increase (Decrease) in net assets from participant transactions
	$3,075,993	$ 110,813	$ 1,452,559	$ 1,543,829	$ 923,808	$ 628,854
Increase (Decrease) in net assets
	$3,535,159	$ 120,149	$ (98,961)	$ 2,037,942	$ 341,340	$1,043,037
NET ASSETS:
Beginning of year	-	-	2,202,769	164,827	1,208,689	165,652
End of year	$3,535,159	$ 120,149	$ 2,103,808	$ 2,202,769	$ 1,550,029	$1,208,689

(c) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
CS3 Sub-Account			CS4 Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$99,052	$(3,389)	$695,554	$83,413
Net realized gains (losses)	150,789	6,481	502,254	57,255
Net unrealized gains (losses)	(556,130)	194,879	(2,621,465)	1,075,180
Increase (Decrease) in net assets from operations	$(306,289)	$197,971	$(1,423,657)	$1,215,848
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$171,127	$118,924	$1,036,028	$528,621
Net transfers between Sub-Accounts and Fixed Account	397,621	322,835	322,289	1,685,706
Withdrawals, surrenders, annuitizations and contract charges	(69,054)	(36,788)	(292,820)	(56,865)
Net accumulation activity	$499,694	$404,971	$1,065,497	$2,157,462
Annuitization activity:
Annuitizations	$3,388	$18,900	$5,762	$-
Annuity payments	(2,010)	(794)	(345)	-
Adjustments to annuity reserve	5,529	(7,889)	(142)	-
Net annuitization activity	$6,907	$10,217	$5,275	$-
Increase (Decrease) in net assets from participant transactions	$506,601	$415,188	$1,070,772	$2,157,462
Increase (Decrease) in net assets	$200,312	$613,159	$(352,885)	$3,373,310
NET ASSETS:
Beginning of year	750,106	136,947	3,744,591	371,281
End of year	$950,418	$750,106	$3,391,706	$3,744,591

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") is a separate account of Sun Life Assurance Company of Canada (U.S.), (the "Sponsor"), and was established on July 13, 1989 as a funding vehicle for the variable portion of Futurity contracts, Futurity II contracts, Futurity Focus contracts, Futurity Accolade contracts, Futurity Focus II contracts, Futurity III contracts and Futurity Select Four contracts (collectively, the "Contracts") and certain other group and individual fixed and variable annuity contracts issued by the Sponsor. The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account is invested in shares of a single corresponding investment portfolio of certain registered open-end mutual funds. With respect to the Futurity contracts, the Funds are: AIM Variable Insurance Fund, Inc., the Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/ Sun Life Series Trust, OCC Accumulation Trust, Salomon Brothers Variable Series Funds, Inc. and Credit Suisse Institutional (formerly Warburg Pincus Trust). With respect to the Futurity II contracts, the Funds are: AIM Variable Insurance Fund, Inc., the Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/Sun Life Series Trust, OCC Accumulation Trust, Sun Capital Advisers Trust and Credit Suisse Institutional (formerly Warburg Pincus Trust). With respect to the Futurity Focus contracts, the Funds are: AIM Variable Insurance Funds, Inc., the Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/Sun Life Series Trust, OCC Accumulation Trust, Sun Capital Advisers Trust and Credit Suisse Institutional (formerly Warburg Pincus Trust). With respect to the Futurity Accolade contracts, the Funds are: AIM Variable Insurance Funds, Inc., the Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/Sun Life Series Trust, OCC Accumulation Trust and Sun Capital Advisers Trust. With respects to the Futurity Focus II contracts, Futurity III contracts and Futurity Select Four contracts , the Funds are: AIM Variable Insurance Fund, Inc., the Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/Sun Life Series Trust and Sun Capital Advisers Trust (collectively, "the Funds"). Massachusetts Financial Services Company, an affiliate of the Sponsor, is the investment adviser to MFS/Sun Life Series Trust. Sun Capital Advisers Inc., an affiliate of the Sponsor, is the investment adviser to Sun Capital Advisers Trust.

(2) SIGNIFICANT ACCOUNTING POLICIES

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Sponsor's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(2) SIGNIFICANT ACCOUNTING POLICIES - continued

Investment Valuations

Investments in shares of the Funds are recorded at their net asset value. Realized gains and losses on sales of shares of the Funds are determined on the identified cost basis. Dividend income and capital gain distributions received by the Sub-Accounts are reinvested in additional Fund shares and are recognized on the ex-dividend date.

Exchanges between Sub-Accounts requested by contract participants are recorded in the new Sub-Account upon receipt of the redemption proceeds.

Federal Income Tax Status

The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Variable Account is not taxed as a regulated investment company. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, investment income and capital gains earned by the Variable Account on contract owner reserves are not taxable and, therefore, no provision has been made for federal income taxes.

(3) CONTRACT CHARGES

A mortality and expense risk charge based on the value of the Sub-Accounts included in the Variable Account is deducted from the Variable Account at the end of each valuation period for the mortality and expense risks assumed by the Sponsor. The deductions are transferred periodically to the Sponsor. Currently, the deduction is at an effective annual rate as follows:
	Level 1	Level 2	Level 3	Level 4	Level 5	Level 6
Futurity contracts	1.25%	-	-	-	-	-
Futurity II contracts	1.25%	-	-	-	-	-
Futurity Focus contracts	1.00%	-	-	-	-	-
Futurity Accolade contracts	1.30%	1.45%	1.55%	1.70%	-	-
Futurity Focus II contracts	1.00%	1.15%	1.25%	1.40%	1.50%	1.65%
Futurity III contracts	.85%	1.00%	1.10%	1.15%	1.25%	1.40%
Futurity Select Four contracts	.95%	1.10%	1.20%	1.35%	1.45%	1.60%


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(3) CONTRACT CHARGES - continued

Each year on the account anniversary, an account administration fee ("Account Fee") equal to the lesser of $30 in the case of Futurity contracts, $35 in the case of Futurity II contracts, Futurity Accolade contracts and Futurity III contracts and $50 in the case of Futurity Focus contracts, Futurity Focus II contracts and Futurity Select Four contracts or 2% of the participant's account value in Account Years one through five (thereafter, the Account Fee may be changed annually, but it may not exceed the lesser of $50 or 2% of the participant's account value) is deducted from the participant's account to reimburse the Sponsor for certain administrative expenses. After the annuity commencement date, the Account Fee will be deducted pro rata from each variable annuity payment made during the year. As reimbursement for administrative expenses attributable to contracts which exceed the revenues received from the Account Fees, the Sponsor makes a deduction from the Variable Account at the end of each valuation period at an effective annual rate of 0.15% of the net assets attributable to such Contracts.

The Sponsor does not deduct a sales charge from purchase payments. However, a withdrawal charge (contingent deferred sales charge) of up to 8% of certain amounts withdrawn, when applicable, may be deducted to cover certain expenses relating to the sale of the Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II and Futurity Select Four Contracts, including commissions paid to sales personnel, the costs of preparation of sales literature, and other promotional costs and acquisition expenses.

(4) ANNUITY RESERVES

Annuity reserves are calculated using the 1983a Individual Annuitant Mortality Table and an assumed interest rate of 3% per year for Futurity, Futurity II, Futurity Focus and Futurity Accolade products and the 2000 Individual Annuitant Mortality Table A and an assumed interest rate of 3% per year for Futurity Focus II, Futurity III and Futurity Select Four products. Required adjustments to the reserves are accomplished by transfers to or from the Sponsor.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY CONTRACTS:
AIM1	227,735	141,292	8,489	37,449	111,001	68,417
AIM2	442,430	204,502	5,446	28,920	153,308	219,720
AIM3	799,385	332,662	7,803	43,138	(12,559)	451,578
AIM4	458,813	216,812	13,916	22,277	87,956	238,494
AL1	755,329	285,990	8,665	96,119	(31,717)	424,506
AL2	434,832	194,995	3,074	37,009	33,589	249,731
AL3	182,220	77,472	366	12,426	24,750	96,080
GS1	423,081	210,952	14,526	34,405	42,782	194,122
GS2	80,363	31,476	31	556	85,316	51,143
GS3	575,303	282,488	18,929	25,986	(48,165)	289,621
GS4	301,072	199,770	19,737	10,206	32,013	109,158
GS5	62,975	30,394	509	2,948	10,375	31,634
JP1	568,955	293,787	16,814	83,392	(33,312)	220,364
JP2	105,324	52,419	1,055	9,614	(11,502)	50,228
JP3	41,135	22,655	1,384	8,150	12,118	11,780
LA1	681,170	333,805	10,728	61,424	34,469	328,125
CAS	490,436	403,733	5,680	35,843	138,102	74,342
EGS	644,429	397,132	13,640	60,135	114,453	231,410
HYS	581,114	217,924	9,259	27,858	(72,998)	363,603
MMS	663,091	371,404	3,825	29,531	3,095	399,896
UTS	762,245	278,221	8,900	49,525	28,889	482,058
GSS	635,712	150,350	15,669	31,435	(120,128)	482,313
OP1	770,005	363,748	21,991	45,042	(129,797)	407,891
OP2	208,499	93,160	18,749	19,463	114,185	104,339
OP3	235,529	86,567	2,269	11,061	(4,570)	152,550
SB1	29,639	21,329	1,164	1,994	2,811	8,915
SB2	58,715	32,282	588	11,451	4,368	17,512
SB3	649,260	277,473	18,348	17,918	(183,414)	394,310
SB4	657,323	293,921	5,329	4,406	(160,912)	398,605
CS1	68,070	22,480	509	9,591	(21,037)	37,994
CS2	52,931	18,253	19	5,461	10,694	36,942
CS3	21,318	14,715	46	4,811	8,400	5,081
CS4	153,457	41,843	607	2,953	(65,210)	114,098
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY CONTRACTS:
AIM1	(23,659)	(19,423)	323,566	227,735
AIM2	(37,740)	(10,712)	563,444	442,430
AIM3	(63,252)	(27,993)	731,377	799,385
AIM4	(42,824)	(18,770)	517,861	458,813
AL1	(57,387)	(51,286)	674,890	755,329
AL2	(34,969)	(46,903)	436,526	434,832
AL3	(7,748)	(3,758)	199,588	182,220
GS1	(37,045)	(16,398)	443,344	423,081
GS2	(2,974)	(2,812)	162,736	80,363
GS3	(70,403)	(22,792)	475,664	575,303
GS4	(37,020)	(18,062)	315,802	301,072
GS5	(2,796)	(2,001)	71,063	62,975
JP1	(35,077)	(28,588)	517,380	568,955
JP2	(7,038)	(6,937)	87,839	105,324
JP3	(5,887)	(1,450)	48,750	41,135
LA1	(86,608)	(42,184)	639,759	681,170
CAS	(37,125)	(23,482)	597,093	490,436
EGS	(79,563)	(44,248)	692,959	644,429
HYS	(49,694)	(28,271)	467,681	581,114
MMS	(130,755)	(137,740)	539,256	663,091
UTS	(43,176)	(47,559)	756,858	762,245
GSS	(45,950)	(28,386)	485,303	635,712
OP1	(46,857)	(46,676)	615,342	770,005
OP2	(28,077)	(8,463)	313,356	208,499
OP3	(8,866)	(14,649)	224,362	235,529
SB1	(128)	(2,599)	33,486	29,639
SB2	(13,471)	(2,530)	50,200	58,715
SB3	(51,218)	(40,441)	432,976	649,260
SB4	(72,190)	(39,609)	429,550	657,323
CS1	(6,038)	(1,995)	41,504	68,070
CS2	(16,745)	(7,725)	46,899	52,931
CS3	(2,890)	(3,289)	26,874	21,318
CS4	(9,616)	(5,437)	79,238	153,457


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2000	1999	2000	1999	2000	1999
FUTURITY II CONTRACTS:
AIM1	299,649	100	325,562	181,039	419,029	123,465
AIM2	997,502	1,049	650,441	538,285	798,659	482,701
AIM3	1,213,444	1,704	498,095	573,115	942,101	656,563
AIM4	659,564	2,553	633,468	277,892	985,180	405,813
AL1	1,620,151	2,044	735,821	798,097	1,117,452	841,456
AL2	755,933	1,785	447,529	330,958	556,469	441,029
AL3	221,946	100	193,715	134,245	224,668	93,499
GS1	610,853	786	188,856	340,043	358,085	282,453
GS2	71,821	100	48,614	26,340	80,871	46,936
GS3	714,634	2,341	248,186	322,630	27,940	417,400
GS4	202,285	100	48,825	78,401	78,358	126,524
GS5	119,879	578	141,902	58,284	115,211	62,982
JP1	625,004	474	194,941	315,983	246,181	321,619
JP2	118,543	100	105,655	57,728	184,396	63,482
JP3	57,635	100	80,203	39,434	73,916	18,564
LA1	982,146	1,763	268,994	389,191	676,017	607,156
CAS	500,296	2,367	209,319	251,500	491,508	255,332
EGS	804,467	3,662	699,417	455,194	794,145	370,763
HYS	554,000	729	159,538	199,927	661,073	365,635
UTS	552,461	821	395,763	237,960	632,921	334,919
GSS	807,566	1,027	177,842	236,734	326,815	591,096
TRS (a)	211,045	-	190,114	145,867	319,325	76,462
MIT (a)	629,184	-	438,091	274,552	670,537	361,529
NWD (a)	99,212	-	285,208	31,539	311,865	67,961
MIS (a)	554,180	-	637,658	314,530	904,961	250,304
OP1	388,617	1,517	137,068	196,083	937,955	198,204
OP2	108,852	150	110,320	95,779	205,341	17,112
OP3	88,598	100	45,717	36,287	368,233	54,017
OP4	196,817	100	34,992	120,357	55,964	78,975
SCA1	699,550	200	783,675	516,555	156,923	220,638
SCA2	768,145	1,806	267,755	212,361	621,718	603,561
SCA3	131,848	705	45,643	40,953	208,058	98,307
SCA4 (b)	96,820	-	90,923	14,166	159,588	84,139
SCA5 (b)	217,115	-	172,265	17,823	483,900	202,111
SCA6 (b)	43,869	-	34,739	3,004	70,707	41,050
SCA7 (c)	-	-	24,270	-	23,298	-
SCA8 (c)	-	-	3,935	-	58,676	-
CS1	67,177	100	71,296	24,172	816	44,318
CS2	29,939	100	14,645	17,409	47,671	12,438
CS3	22,526	100	8,200	5,483	11,245	17,472
CS4	79,878	100	51,645	41,639	37,441	39,443
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2000	1999	2000	1999
FUTURITY II CONTRACTS
AIM1	(31,976)	(4,955)	1,012,264	299,649
AIM2	(81,829)	(24,533)	2,364,773	997,502
AIM3	(129,827)	(17,938)	2,523,813	1,213,444
AIM4	(95,653)	(26,694)	2,182,559	659,564
AL1	(187,819)	(21,446)	3,285,605	1,620,151
AL2	(70,919)	(17,839)	1,689,012	755,933
AL3	(30,960)	(5,898)	609,369	221,946
GS1	(53,851)	(12,429)	1,103,943	610,853
GS2	(5,113)	(1,555)	196,193	71,821
GS3	(42,740)	(27,737)	948,020	714,634
GS4	(16,958)	(2,740)	312,510	202,285
GS5	(13,724)	(1,965)	363,268	119,879
JP1	(42,424)	(13,072)	1,023,702	625,004
JP2	(38,712)	(2,767)	369,882	118,543
JP3	(7,416)	(463)	204,338	57,635
LA1	(118,859)	(15,964)	1,808,298	982,146
CAS	(45,319)	(8,903)	1,155,804	500,296
EGS	(110,737)	(25,152)	2,187,292	804,467
HYS	(59,441)	(12,291)	1,315,170	554,000
UTS	(56,838)	(21,239)	1,524,307	552,461
GSS	(84,953)	(21,291)	1,227,270	807,566
TRS (a)	(24,991)	(11,284)	695,493	211,045
MIT (a)	(61,878)	(6,897)	1,675,934	629,184
NWD (a)	(24,877)	(288)	671,408	99,212
MIS (a)	(101,249)	(10,654)	1,995,550	554,180
OP1	(74,605)	(7,187)	1,389,035	388,617
OP2	(26,069)	(4,189)	398,444	108,852
OP3	(24,658)	(1,806)	477,890	88,598
OP4	(12,398)	(2,615)	275,375	196,817
SCA1	(280,157)	(37,843)	1,359,991	699,550
SCA2	(105,094)	(49,583)	1,552,524	768,145
SCA3	(13,047)	(8,117)	372,502	131,848
SCA4 (b)	(8,064)	(1,485)	339,267	96,820
SCA5 (b)	(32,750)	(2,819)	840,530	217,115
SCA6 (b)	(9,502)	(185)	139,813	43,869
SCA7 (c)	(1,318)	-	46,250	-
SCA8 (c)	(1,105)	-	61,506	-
CS1	(6,186)	(1,413)	133,103	67,177
CS2	(2,790)	(8)	89,465	29,939
CS3	(993)	(529)	40,978	22,526
CS4	(8,886)	(1,304)	160,078	79,878

(a) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

(b) For the period September 13, 1999 (commencement of operations) through December 31, 1999.

(c) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
Units Outstanding Beginning of Year			Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
Year Ended December 31,		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
2000		1999	2000	1999	2000	1999
FUTURITY FOCUS CONTRACTS:
AIM1 (a)	13,617	-	52,911	13,472	4,571	181
AIM2 (a)	35,873	-	82,605	34,933	2,360	1,199
AIM3 (a)	54,107	-	79,759	60,253	(185)	2,227
AIM4 (a)	25,337	-	73,760	26,210	19,048	(398)
AL1 (a)	38,842	-	79,097	44,079	9,553	2,632
AL2 (a)	32,436	-	59,128	34,264	13,157	(404)
AL3 (a)	9,175	-	35,221	9,602	6,745	(382)
GS1 (a)	4,085	-	13,751	4,016	2,541	76
GS2 (a)	1,112	-	9,495	1,112	(61)	-
GS3 (a)	20,598	-	14,187	20,053	4,676	950
GS4 (a)	29,257	-	3,328	29,333	2,024	-
GS5 (a)	8,621	-	37,306	7,451	4,252	1,193
JP1 (a)	18,690	-	15,946	24,288	(7,984)	676
JP2 (a)	12,234	-	30,817	12,279	22,246	29
JP3 (a)	2,709	-	8,171	2,178	1,026	541
LA1 (b)	40,278	-	67,338	38,221	(3,216)	3,486
CAS (a)	23,051	-	29,001	21,046	9,715	2,087
EGS (a)	41,308	-	61,070	46,092	5,001	1,755
HYS (a)	21,929	-	42,591	25,654	15,512	1,092
UTS (a)	20,685	-	49,434	21,976	6,480	121
GSS (a)	42,930	-	25,921	48,404	(17,094)	(5,086)
TRS (b)	8,841	-	32,274	8,393	8,050	489
MIT (b)	74,478	-	42,780	74,974	7,003	1,759
NWD (b)	7,128	-	27,889	7,662	1,739	(525)
MIS (b)	29,925	-	72,653	34,173	14,638	1,363
OP1 (a)	7,388	-	40,802	10,772	13,715	(3,121)
OP2 (a)	6,976	-	16,914	10,112	(2,572)	(2,840)
OP3 (a)	3,882	-	5,715	3,882	5,445	-
OP4 (a)	5,669	-	4,504	4,578	324	1,122
SCA1 (a)	41,528	-	226,012	252,106	(126,759)	9,073
SCA2 (a)	34,584	-	120,843	34,864	(11,131)	796
SCA3 (a)	2,642	-	6,272	2,727	4,646	289
SCA4 (c)	1,940	-	8,968	319	1,384	1,839
SCA5 (c)	2,350	-	33,825	100	7,478	2,630
SCA6 (c)	1,253	-	3,214	578	4,192	675
SCA7 (d)	-	-	100	-	919	-
SCA8 (d)	-	-	100	-	1,214	-
CS1 (a)	1,472	-	-	989	852	483
CS2 (a)	861	-	1,426	100	19,798	761
CS3 (a)	100	-	596	100	593	-
CS4 (a)	194	-	3,507	123	135	71

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2000	1999	2000	1999
FUTURITY FOCUS CONTRACTS:
AIM1 (a)	(5,463)	(36)	65,636	13,617
AIM2 (a)	(10,900)	(259)	109,938	35,873
AIM3 (a)	(6,080)	(8,373)	127,601	54,107
AIM4 (a)	(10,817)	(475)	107,328	25,337
AL1 (a)	(7,345)	(7,869)	120,147	38,842
AL2 (a)	(4,664)	(1,424)	100,057	32,436
AL3 (a)	(1,838)	(45)	49,303	9,175
GS1 (a)	(1,023)	(7)	19,354	4,085
GS2 (a)	(337)	-	10,209	1,112
GS3 (a)	(2,818)	(405)	36,643	20,598
GS4 (a)	(1,091)	(76)	33,518	29,257
GS5 (a)	(2,859)	(23)	47,320	8,621
JP1 (a)	(2,672)	(6,274)	23,980	18,690
JP2 (a)	(20,390)	(74)	44,907	12,234
JP3 (a)	(1,919)	(10)	9,987	2,709
LA1 (b)	(5,291)	(1,429)	99,109	40,278
CAS (a)	(4,046)	(82)	57,721	23,051
EGS (a)	(6,672)	(6,539)	100,707	41,308
HYS (a)	(3,263)	(4,817)	76,769	21,929
UTS (a)	(3,609)	(1,412)	72,990	20,685
GSS (a)	(2,702)	(388)	49,055	42,930
TRS (b)	(426)	(41)	48,739	8,841
MIT (b)	(4,484)	(2,255)	119,777	74,478
NWD (b)	(1,613)	(9)	35,143	7,128
MIS (b)	(2,868)	(5,611)	114,348	29,925
OP1 (a)	(7,303)	(263)	54,602	7,388
OP2 (a)	(732)	(296)	20,586	6,976
OP3 (a)	(741)	-	14,301	3,882
OP4 (a)	(2,763)	(31)	7,734	5,669
SCA1 (a)	(22,354)	(219,651)	118,427	41,528
SCA2 (a)	(25,006)	(1,076)	119,290	34,584
SCA3 (a)	(3,396)	(374)	10,164	2,642
SCA4 (c)	(2,221)	(218)	10,071	1,940
SCA5 (c)	(1,800)	(380)	41,853	2,350
SCA6 (c)	(1,920)	-	6,739	1,253
SCA7 (d)	(100)	-	919	-
SCA8 (d)	(100)	-	1,214	-
CS1 (a)	(152)	-	2,172	1,472
CS2 (a)	(17,277)	-	4,808	861
CS3 (a)	(259)	-	1,030	100
CS4 (a)	(172)	-	3,664	194

(a) For the period May 15, 1999 (commencement of operations) through December 31, 1999.

(b) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

(c) For the period September 13, 1999 (commencement of operations) through December 31, 1999.

(d) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
Units Outstanding Beginning of Year			Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
Year Ended December 31,		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
2000		1999	2000	1999	2000	1999
FUTURITY ACCOLADE CONTRACTS:
AIM1 - Lvl 1 (a)	27,793	-	384,905	28,060	(41,629)	(36)
AIM1 - Lvl 2 (b)	-	-	370,328	-	194,121	-
AIM1 - Lvl 3 (b)	-	-	447,558	-	3,892	-
AIM1 - Lvl 4 (b)	-	-	52,208	-	52,272	-
AIM2 - Lvl 1 (a)	71,866	-	498,034	71,949	(182,933)	184
AIM2 - Lvl 2 (b)	-	-	382,186	-	208,132	-
AIM2 - Lvl 3 (b)	-	-	460,124	-	3,685	-
AIM2 - Lvl 4 (b)	-	-	132,342	-	6,212	-
AIM3 - Lvl 1 (a)	41,234	-	461,456	41,491	(163,898)	64
AIM3 - Lvl 2 (b)	-	-	177,373	-	262,332	-
AIM3 - Lvl 3 (b)	-	-	316,038	-	23,698	-
AIM3 - Lvl 4 (b)	-	-	138,295	-	3,956	-
AIM4 - Lvl 1 (a)	40,021	-	687,396	40,241	(184,631)	(216)
AIM4 - Lvl 2 (b)	-	-	425,530	-	230,625	-
AIM4 - Lvl 3 (b)	-	-	433,543	-	25,592	-
AIM4 - Lvl 4 (b)	-	-	75,964	-	5,011	-
AL1 - Lvl 1 (a)	77,992	-	616,352	78,117	(155,985)	248
AL1 - Lvl 2 (b)	-	-	404,623	-	347,868	-
AL1 - Lvl 3 (b)	-	-	291,051	-	47,170	-
AL1 - Lvl 4 (b)	-	-	169,010	-	5,533	-
AL2 - Lvl 1 (a)	25,358	-	320,967	25,632	(20,799)	82
AL2 - Lvl 2 (b)	-	-	208,371	-	127,872	-
AL2 - Lvl 3 (b)	-	-	278,686	-	17,972	-
AL2 - Lvl 4 (b)	-	-	27,130	-	8,366	-
AL3 - Lvl 1 (a)	12,969	-	213,864	12,969	(80,683)	7
AL3 - Lvl 2 (b)	-	-	183,429	-	124,559	-
AL3 - Lvl 3 (b)	-	-	89,777	-	17,026	-
AL3 - Lvl 4 (b)	-	-	26,419	-	4,723	-
GS1 - Lvl 1 (a)	17,289	-	193,553	17,566	(58,585)	(22)
GS1 - Lvl 2 (b)	-	-	148,660	-	80,821	-
GS1 - Lvl 3 (b)	-	-	165,022	-	8,952	-
GS1 - Lvl 4 (b)	-	-	11,093	-	52,709	-
GS2 - Lvl 1 (a)	1,775	-	39,050	1,535	(8,288)	244
GS2 - Lvl 2 (b)	-	-	24,322	-	19,929	-
GS2 - Lvl 3 (b)	-	-	21,574	-	1,558	-
GS2 - Lvl 4 (b)	-	-	4,276	-	1,673	-
GS3 - Lvl 1 (a)	23,427	-	158,688	23,176	(74,744)	253
GS3 - Lvl 2 (b)	-	-	61,628	-	80,676	-
GS3 - Lvl 3 (b)	-	-	35,238	-	1,146	-
GS3 - Lvl 4 (b)	-	-	5,318	-	2,541	-
GS4 - Lvl 1 (a)	5,354	-	63,907	5,354	5,242	-
GS4 - Lvl 2 (b)	-	-	25,748	-	17,777	-
GS4 - Lvl 3 (b)	-	-	18,983	-	316	-
GS4 - Lvl 4 (b)	-	-	737	-	1,623	-
GS5 - Lvl 1 (a)	6,582	-	153,971	6,485	(27,589)	236
GS5 - Lvl 2 (b)	-	-	82,089	-	48,390	-
GS5 - Lvl 3 (b)	-	-	70,078	-	54	-
GS5 - Lvl 4 (b)	-	-	14,422	-	634	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS:
AIM1 - Lvl 1 (a)	(6,805)	(231)	364,264	27,793
AIM1 - Lvl 2 (b)	(14,439)	-	550,010	-
AIM1 - Lvl 3 (b)	(8,825)	-	442,625	-
AIM1 - Lvl 4 (b)	(298)	-	104,182	-
AIM2 - Lvl 1 (a)	(12,789)	(267)	374,178	71,866
AIM2 - Lvl 2 (b)	(8,810)	-	581,508	-
AIM2 - Lvl 3 (b)	(7,812)	-	455,997	-
AIM2 - Lvl 4 (b)	(7,130)	-	131,424	-
AIM3 - Lvl 1 (a)	(8,827)	(321)	329,965	41,234
AIM3 - Lvl 2 (b)	(10,946)	-	428,759	-
AIM3 - Lvl 3 (b)	(7,478)	-	332,258	-
AIM3 - Lvl 4 (b)	(7,322)	-	134,929	-
AIM4 - Lvl 1 (a)	(25,395)	(4)	517,391	40,021
AIM4 - Lvl 2 (b)	(20,084)	-	636,071	-
AIM4 - Lvl 3 (b)	(2,439)	-	456,696	-
AIM4 - Lvl 4 (b)	(487)	-	80,488	-
AL1 - Lvl 1 (a)	(9,235)	(373)	529,124	77,992
AL1 - Lvl 2 (b)	(17,976)	-	734,515	-
AL1 - Lvl 3 (b)	(5,783)	-	332,438	-
AL1 - Lvl 4 (b)	(1,643)	-	172,900	-
AL2 - Lvl 1 (a)	(12,772)	(356)	312,754	25,358
AL2 - Lvl 2 (b)	(8,930)	-	327,313	-
AL2 - Lvl 3 (b)	(2,732)	-	293,926	-
AL2 - Lvl 4 (b)	(201)	-	35,295	-
AL3 - Lvl 1 (a)	(6,669)	(7)	139,481	12,969
AL3 - Lvl 2 (b)	(5,977)	-	302,011	-
AL3 - Lvl 3 (b)	(1,969)	-	104,834	-
AL3 - Lvl 4 (b)	(302)	-	30,840	-
GS1 - Lvl 1 (a)	(2,780)	(255)	149,477	17,289
GS1 - Lvl 2 (b)	(3,217)	-	226,264	-
GS1 - Lvl 3 (b)	(2,787)	-	171,187	-
GS1 - Lvl 4 (b)	(255)	-	63,547	-
GS2 - Lvl 1 (a)	(2,361)	(4)	30,176	1,775
GS2 - Lvl 2 (b)	(733)	-	43,518	-
GS2 - Lvl 3 (b)	(15)	-	23,117	-
GS2 - Lvl 4 (b)	-	-	5,949	-
GS3 - Lvl 1 (a)	(6,382)	(2)	100,989	23,427
GS3 - Lvl 2 (b)	(1,861)	-	140,443	-
GS3 - Lvl 3 (b)	(267)	-	36,117	-
GS3 - Lvl 4 (b)	-	-	7,859	-
GS4 - Lvl 1 (a)	(1,049)	-	73,454	5,354
GS4 - Lvl 2 (b)	(961)	-	42,564	-
GS4 - Lvl 3 (b)	(60)	-	19,239	-
GS4 - Lvl 4 (b)	-	-	2,360	-
GS5 - Lvl 1 (a)	(2,450)	(139)	130,514	6,582
GS5 - Lvl 2 (b)	(1,335)	-	129,144	-
GS5 - Lvl 3 (b)	(467)	-	69,665	-
GS5 - Lvl 4 (b)	(54)	-	15,002	-

(a) For the period October 15, 1999 (commencement of operations) through December 31, 1999.

(b) For the period April 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS- continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS - CONTINUED:
JP1 - Lvl 1 (a)	6,455	-	122,654	6,364	(44,441)	91
JP1 - Lvl 2 (b)	-	-	45,596	-	63,599	-
JP1 - Lvl 3 (b)	-	-	20,600	-	5,028	-
JP1 - Lvl 4 (b)	-	-	33,821	-	55,786	-
JP2 - Lvl 1 (a)	10,730	-	115,636	10,762	(48,808)	(25)
JP2 - Lvl 2 (b)	-	-	54,796	-	55,339	-
JP2 - Lvl 3 (b)	-	-	54,589	-	2,947	-
JP2 - Lvl 4 (b)	-	-	3,432	-	2,974	-
JP3 - Lvl 1 (a)	5,598	-	91,043	228	(32,205)	5,370
JP3 - Lvl 2 (b)	-	-	69,594	-	15,587	-
JP3 - Lvl 3 (b)	-	-	21,960	-	2,062	-
JP3 - Lvl 4 (b)	-	-	3,388	-	462	-
LA1 - Lvl 1 (a)	55,559	-	305,748	55,648	(107,560)	333
LA1 - Lvl 2 (b)	-	-	152,102	-	135,337	-
LA1 - Lvl 3 (b)	-	-	169,888	-	54,674	-
LA1 - Lvl 4 (b)	-	-	54,625	-	(1,393)	-
CAS - Lvl 1 (a)	4,427	-	230,290	4,427	6,298	-
CAS - Lvl 2 (b)	-	-	138,395	-	64,670	-
CAS - Lvl 3 (b)	-	-	166,218	-	6,385	-
CAS - Lvl 4 (b)	-	-	106,422	-	367	-
EGS - Lvl 1 (a)	58,261	-	580,856	54,055	(104,531)	4,868
EGS - Lvl 2 (b)	-	-	605,300	-	194,132	-
EGS - Lvl 3 (b)	-	-	309,716	-	19,143	-
EGS - Lvl 4 (b)	-	-	100,057	-	1,975	-
HYS - Lvl 1 (a)	44,229	-	252,559	44,529	(22,666)	279
HYS - Lvl 2 (b)	-	-	241,958	-	45,044	-
HYS - Lvl 3 (b)	-	-	79,320	-	48,290	-
HYS - Lvl 4 (b)	-	-	16,658	-	4,084	-
UTS - Lvl 1 (a)	49,859	-	295,382	49,738	(33,921)	573
UTS - Lvl 2 (b)	-	-	234,454	-	168,281	-
UTS - Lvl 3 (b)	-	-	182,839	-	8,462	-
UTS - Lvl 4 (b)	-	-	98,944	-	300	-
GSS - Lvl 1 (a)	11,012	-	166,085	10,569	(2,153)	448
GSS - Lvl 2 (b)	-	-	142,834	-	(3,346)	-
GSS - Lvl 3 (b)	-	-	77,655	-	(9,690)	-
GSS - Lvl 4 (b)	-	-	15,993	-	7,757	-
TRS - Lvl 1 (a)	42,271	-	202,930	42,576	(41,654)	259
TRS - Lvl 2 (b)	-	-	124,774	-	49,685	-
TRS - Lvl 3 (b)	-	-	44,887	-	22,237	-
TRS - Lvl 4 (b)	-	-	3,383	-	-	-
MIT - Lvl 1 (a)	48,386	-	349,038	48,217	(146,064)	174
MIT - Lvl 2 (b)	-	-	169,697	-	188,478	-
MIT - Lvl 3 (b)	-	-	184,679	-	39,184	-
MIT - Lvl 4 (b)	-	-	25,345	-	3,215	-
NWD - Lvl 1 (a)	18,482	-	205,952	18,756	(3,907)	(74)
NWD - Lvl 2 (b)	-	-	149,393	-	133,704	-
NWD - Lvl 3 (b)	-	-	123,306	-	18,193	-
NWD - Lvl 4 (b)	-	-	26,348	-	2,915	-
	Units Withdrawn, Surrendered, and Annuitized	Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS:
JP1 - Lvl 1 (a)	(849)	-	83,819	6,455
JP1 - Lvl 2 (b)	(2,509)	-	106,686	-
JP1 - Lvl 3 (b)	(80)	-	25,548	-
JP1 - Lvl 4 (b)	(637)	-	88,970	-
JP2 - Lvl 1 (a)	(1,480)	(7)	76,078	10,730
JP2 - Lvl 2 (b)	(1,707)	-	108,428	-
JP2 - Lvl 3 (b)	(728)	-	56,808	-
JP2 - Lvl 4 (b)	(80)	-	6,326	-
JP3 - Lvl 1 (a)	(7,430)	-	57,006	5,598
JP3 - Lvl 2 (b)	(446)	-	84,735	-
JP3 - Lvl 3 (b)	-	-	24,022	-
JP3 - Lvl 4 (b)	(27)	-	3,823	-
LA1 - Lvl 1 (a)	(8,487)	(422)	245,260	55,559
LA1 - Lvl 2 (b)	(3,199)	-	284,240	-
LA1 - Lvl 3 (b)	(1,678)	-	222,884	-
LA1 - Lvl 4 (b)	(635)	-	52,597	-
CAS - Lvl 1 (a)	(2,419)	-	238,596	4,427
CAS - Lvl 2 (b)	(9,051)	-	194,014	-
CAS - Lvl 3 (b)	(2,917)	-	169,686	-
CAS - Lvl 4 (b)	(6,491)	-	100,298	-
EGS - Lvl 1 (a)	(11,598)	(662)	522,988	58,261
EGS - Lvl 2 (b)	(27,979)	-	771,453	-
EGS - Lvl 3 (b)	(3,023)	-	325,836	-
EGS - Lvl 4 (b)	(525)	-	101,507	-
HYS - Lvl 1 (a)	(8,893)	(579)	265,229	44,229
HYS - Lvl 2 (b)	(2,485)	-	284,517	-
HYS - Lvl 3 (b)	(427)	-	127,183	-
HYS - Lvl 4 (b)	(113)	-	20,629	-
UTS - Lvl 1 (a)	(10,101)	(452)	301,219	49,859
UTS - Lvl 2 (b)	(10,080)	-	392,655	-
UTS - Lvl 3 (b)	(1,068)	-	190,233	-
UTS - Lvl 4 (b)	(6,537)	-	92,707	-
GSS - Lvl 1 (a)	(14,389)	(5)	160,555	11,012
GSS - Lvl 2 (b)	(5,266)	-	134,222	-
GSS - Lvl 3 (b)	(636)	-	67,329	-
GSS - Lvl 4 (b)	(3)	-	23,747	-
TRS - Lvl 1 (a)	(9,067)	(564)	194,480	42,271
TRS - Lvl 2 (b)	(1,847)	-	172,612	-
TRS - Lvl 3 (b)	(1,162)	-	65,962	-
TRS - Lvl 4 (b)	-	-	3,383	-
MIT - Lvl 1 (a)	(5,631)	(5)	245,729	48,386
MIT - Lvl 2 (b)	(7,476)	-	350,699	-
MIT - Lvl 3 (b)	(6,707)	-	217,156	-
MIT - Lvl 4 (b)	(339)	-	28,221	-
NWD - Lvl 1 (a)	(8,445)	(200)	212,082	18,482
NWD - Lvl 2 (b)	(2,346)	-	280,751	-
NWD - Lvl 3 (b)	(694)	-	140,805	-
NWD - Lvl 4 (b)	(136)	-	29,127	-

(a) For the period October 15, 1999 (commencement of operations) through December 31, 1999.

(b) For the period April 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS- continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
Units Outstanding Beginning of Year			Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
Year Ended December 31, 2000		Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS - CONTINUED:
MIS - Lvl 1 (a)	55,773	-	413,749	55,995	(93,809)	35
MIS - Lvl 2 (b)	-	-	322,027	-	250,763	-
MIS - Lvl 3 (b)	-	-	347,555	-	5,446	-
MIS - Lvl 4 (b)	-	-	43,711	-	8,950	-
OP1 - Lvl 1 (a)	102	-	81,175	102	(42,385)	-
OP1 - Lvl 2 (b)	-	-	34,362	-	(24,335)	-
OP1 - Lvl 3 (b)	-	-	46,662	-	(26,275)	-
OP1 - Lvl 4 (b)	-	-	7,314	-	577	-
OP2 - Lvl 1 (a)	19,070	-	109,979	19,553	(32,483)	(99)
OP2 - Lvl 2 (b)	-	-	67,316	-	34,041	-
OP2 - Lvl 3 (b)	-	-	45,014	-	9,676	-
OP2 - Lvl 4 (b)	-	-	2,685	-	3,617	-
OP3 - Lvl 1 (a)	102	-	8,848	102	979	-
OP3 - Lvl 2 (b)	-	-	26,626	-	405	-
OP3 - Lvl 3 (b)	-	-	2,342	-	(334)	-
OP3 - Lvl 4 (b)	-	-	5,736	-	1,518	-
OP4 - Lvl 1 (a)	25,785	-	6,604	25,960	(5,242)	158
OP4 - Lvl 2 (b)	-	-	8,190	-	5,616	-
OP4 - Lvl 3 (b)	-	-	2,510	-	-	-
SCA1 - Lvl 1 (a)	366,623	-	1,884,546	380,262	(1,389,897)	(13,639)
SCA1 - Lvl 2 (b)	-	-	582,961	-	(35,608)	-
SCA1 - Lvl 3 (b)	-	-	462,823	-	(80,601)	-
SCA1 - Lvl 4 (b)	-	-	36,390	-	(33,178)	-
SCA2 - Lvl 1 (a)	11,553	-	336,348	11,119	(65,866)	434
SCA2 - Lvl 2 (b)	-	-	162,031	-	104,484	-
SCA2 - Lvl 3 (b)	-	-	202,687	-	26,196	-
SCA2 - Lvl 4 (b)	-	-	47,938	-	(3,798)	-
SCA3 - Lvl 1 (a)	2,281	-	77,499	2,115	27,885	166
SCA3 - Lvl 2 (b)	-	-	33,412	-	16,405	-
SCA3 - Lvl 3 (b)	-	-	151,124	-	(3,380)	-
SCA3 - Lvl 4 (b)	-	-	5,264	-	4,057	-
SCA4 - Lvl 1 (a)	9,027	-	100,921	9,040	1,749	(13)
SCA4 - Lvl 2 (b)	-	-	66,927	-	75,614	-
SCA4 - Lvl 3 (b)	-	-	96,626	-	25,755	-
SCA4 - Lvl 4 (b)	-	-	18,870	-	48,551	-
SCA5 - Lvl 1 (a)	17,878	-	225,066	17,605	15,443	277
SCA5 - Lvl 2 (b)	-	-	173,246	-	117,103	-
SCA5 - Lvl 3 (b)	-	-	162,796	-	24,185	-
SCA5 - Lvl 4 (b)	-	-	34,228	-	12,463	-
SCA6 - Lvl 1 (a)	394	-	10,717	410	(6,699)	(16)
SCA6 - Lvl 2 (b)	-	-	23,062	-	7,741	-
SCA6 - Lvl 3 (b)	-	-	24,998	-	(485)	-
SCA6 - Lvl 4 (b)	-	-	-	-	207	-
SCA7 - Lvl 1 (c)	-	-	62,467	-	69,244	-
SCA7 - Lvl 2 (c)	-	-	49,885	-	76,279	-
SCA7 - Lvl 3 (c)	-	-	134,176	-	29,644	-
SCA7 - Lvl 4 (c)	-	-	18,209	-	1,423	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS:
MIS - Lvl 1 (a)	(4,811)	(257)	370,902	55,773
MIS - Lvl 2 (b)	(5,506)	-	567,284	-
MIS - Lvl 3 (b)	(11,325)	-	341,676	-
MIS - Lvl 4 (b)	(471)	-	52,190	-
OP1 - Lvl 1 (a)	(11,484)	-	27,408	102
OP1 - Lvl 2 (b)	(3,039)	-	6,988	-
OP1 - Lvl 3 (b)	(366)	-	20,021	-
OP1 - Lvl 4 (b)	-	-	7,891	-
OP2 - Lvl 1 (a)	(2,251)	(384)	94,315	19,070
OP2 - Lvl 2 (b)	(565)	-	100,792	-
OP2 - Lvl 3 (b)	(94)	-	54,596	-
OP2 - Lvl 4 (b)	(84)	-	6,218	-
OP3 - Lvl 1 (a)	(146)	-	9,783	102
OP3 - Lvl 2 (b)	(22)	-	27,009	-
OP3 - Lvl 3 (b)	-	-	2,008	-
OP3 - Lvl 4 (b)	(75)	-	7,179	-
OP4 - Lvl 1 (a)	(1,583)	(333)	25,564	25,785
OP4 - Lvl 2 (b)	-	-	13,806	-
OP4 - Lvl 3 (b)	-	-	2,510	-
SCA1 - Lvl 1 (a)	(59,734)	-	801,538	366,623
SCA1 - Lvl 2 (b)	(13,889)	-	533,464	-
SCA1 - Lvl 3 (b)	(9,199)	-	373,023	-
SCA1 - Lvl 4 (b)	(3,212)	-	-	-
SCA2 - Lvl 1 (a)	(13,535)	-	268,500	11,553
SCA2 - Lvl 2 (b)	(13,153)	-	253,362	-
SCA2 - Lvl 3 (b)	(3,281)	-	225,602	-
SCA2 - Lvl 4 (b)	(598)	-	43,542	-
SCA3 - Lvl 1 (a)	(4,351)	-	103,314	2,281
SCA3 - Lvl 2 (b)	(4,150)	-	45,667	-
SCA3 - Lvl 3 (b)	(144)	-	147,600	-
SCA3 - Lvl 4 (b)	(11)	-	9,310	-
SCA4 - Lvl 1 (a)	(1,226)	-	110,471	9,027
SCA4 - Lvl 2 (b)	(3,299)	-	139,242	-
SCA4 - Lvl 3 (b)	(735)	-	121,646	-
SCA4 - Lvl 4 (b)	(198)	-	67,223	-
SCA5 - Lvl 1 (a)	(14,468)	(4)	243,919	17,878
SCA5 - Lvl 2 (b)	(3,015)	-	287,334	-
SCA5 - Lvl 3 (b)	(768)	-	186,213	-
SCA5 - Lvl 4 (b)	(251)	-	46,440	-
SCA6 - Lvl 1 (a)	(253)	-	4,159	394
SCA6 - Lvl 2 (b)	(128)	-	30,675	-
SCA6 - Lvl 3 (b)	(200)	-	24,313	-
SCA6 - Lvl 4 (b)	-	-	207	-
SCA7 - Lvl 1 (c)	(989)	-	130,722	-
SCA7 - Lvl 2 (c)	(1,999)	-	124,165	-
SCA7 - Lvl 3 (c)	(584)	-	163,236	-
SCA7 - Lvl 4 (c)	(6)	-	19,626	-

(a) For the period October 15, 1999 (commencement of operations) through December 31, 1999.

(b) For the period April 17, 2000 (commencement of operations) through December 31, 2000.

(c) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
Units Outstanding Beginning of Year			Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
Year Ended December 31, 2000		Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS - CONTINUED:
SCA8 - Lvl 1 (c)	-	-	122	-	12,228	-
SCA8 - Lvl 2 (c)	-	-	2,422	-	18,958	-
SCA8 - Lvl 3 (c)	-	-	11,621	-	445	-
SCA8 - Lvl 4 (c)	-	-	23,603	-	-	-
SCA9 - Lvl 1 (c)	-	-	828	-	-	-
SCA9 - Lvl 2 (c)	-	-	2,234	-	(221)	-
SCA9 - Lvl 3 (c)	-	-	1,994	-	635	-
SCA9 - Lvl 4 (c)	-	-	-	-	3,293	-
SCA - Lvl 1 (c)	-	-	67,792	-	70,821	-
SCA - Lvl 2 (c)	-	-	33,056	-	54,559	-
SCA - Lvl 3 (c)	-	-	42,738	-	17,177	-
SCA - Lvl 4 (c)	-	-	15,043	-	3,398	-
SCB - Lvl 1 (c)	-	-	19,504	-	77,332	-
SCB - Lvl 2 (c)	-	-	11,025	-	22,818	-
SCB - Lvl 3 (c)	-	-	25,839	-	8,904	-
SCB - Lvl 4 (c)	-	-	6,428	-	2,854	-
SCC - Lvl 1 (c)	-	-	100	-	-	-
SCC - Lvl 2 (c)	-	-	747	-	-	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS:
SCA8 - Lvl 1 (c)	(136)	-	12,214	-
SCA8 - Lvl 2 (c)	(956)	-	20,424	-
SCA8 - Lvl 3 (c)	(113)	-	11,953	-
SCA8 - Lvl 4 (c)	-	-	23,603	-
SCA9 - Lvl 1 (c)	(100)	-	728	-
SCA9 - Lvl 2 (c)	-	-	2,013	-
SCA9 - Lvl 3 (c)	-	-	2,629	-
SCA9 - Lvl 4 (c)	-	-	3,293	-
SCA - Lvl 1 (c)	(1,055)	-	137,558	-
SCA - Lvl 2 (c)	(221)	-	87,394	-
SCA - Lvl 3 (c)	(223)	-	59,692	-
SCA - Lvl 4 (c)	(34)	-	18,407	-
SCB - Lvl 1 (c)	(493)	-	96,343	-
SCB - Lvl 2 (c)	(104)	-	33,739	-
SCB - Lvl 3 (c)	(143)	-	34,600	-
SCB - Lvl 4 (c)	(10)	-	9,272	-
SCC - Lvl 1 (c)	(100)	-	-	-
SCC - Lvl 2 (c)	-	-	747	-

(c) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS (A):
AIM1 - Lvl 3	-	-	13,231	-	5,995	-
AIM1 - Lvl 4	-	-	20,497	-	-	-
AIM1 - Lvl 5	-	-	48,607	-	1,054	-
AIM1 - Lvl 6	-	-	667	-	-	-
AIM2 - Lvl 3	-	-	19,899	-	4,096	-
AIM2 - Lvl 4	-	-	39,399	-	31	-
AIM2 - Lvl 5	-	-	29,739	-	599	-
AIM2 - Lvl 6	-	-	1,965	-	700	-
AIM3 - Lvl 3	-	-	35,057	-	-	-
AIM3 - Lvl 4	-	-	21,121	-	29	-
AIM3 - Lvl 5	-	-	19,004	-	94	-
AIM3 - Lvl 6	-	-	-	-	623	-
AIM4 - Lvl 3	-	-	36,125	-	(819)	-
AIM4 - Lvl 4	-	-	40,383	-	(707)	-
AIM4 - Lvl 5	-	-	31,119	-	2,019	-
AIM4 - Lvl 6	-	-	327	-	643	-
AL1 - Lvl 3	-	-	5,675	-	(1,373)	-
AL1 - Lvl 4	-	-	7,714	-	-	-
AL1 - Lvl 5	-	-	16,548	-	51	-
AL1 - Lvl 6	-	-	651	-	629	-
AL2 - Lvl 3	-	-	40,416	-	3,445	-
AL2 - Lvl 4	-	-	23,492	-	(220)	-
AL2 - Lvl 5	-	-	12,820	-	(111)	-
AL2 - Lvl 6	-	-	-	-	284	-
AL3 - Lvl 3	-	-	689	-	50	-
AL3 - Lvl 4	-	-	4,184	-	-	-
AL3 - Lvl 5	-	-	5,985	-	-	-
GS1 - Lvl 3	-	-	100	-	1,316	-
GS1 - Lvl 4	-	-	973	-	-	-
GS1 - Lvl 5	-	-	1,587	-	28	-
GS2 - Lvl 3	-	-	1,042	-	-	-
GS2 - Lvl 4	-	-	2,329	-	-	-
GS2 - Lvl 5	-	-	632	-	-	-
GS3 - Lvl 3	-	-	645	-	682	-
GS3 - Lvl 4	-	-	1,690	-	-	-
GS4 - Lvl 3	-	-	5,595	-	-	-
GS4 - Lvl 4	-	-	931	-	-	-
GS5 - Lvl 3	-	-	3,159	-	-	-
GS5 - Lvl 4	-	-	7,162	-	-	-
GS5 - Lvl 5	-	-	6,111	-	-	-
GS5 - Lvl 6	-	-	-	-	299	-
JP1 - Lvl 3	-	-	100	-	-	-
JP1 - Lvl 5	-	-	5,189	-	-	-
JP1 - Lvl 6	-	-	4,985	-	286	-
JP2 - Lvl 3	-	-	4,413	-	(740)	-
JP2 - Lvl 4	-	-	746	-	-	-
Units Withdrawn, Surrendered, and Annuitized			Units Outstanding End of Year
Year Ended December 31, 2000	Year Ended December 31, 1999		Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS:
AIM1 - Lvl 3	(193)	-	19,033	-
AIM1 - Lvl 4	(30)	-	20,467	-
AIM1 - Lvl 5	(200)	-	49,461	-
AIM1 - Lvl 6	(16)	-	651	-
AIM2 - Lvl 3	(313)	-	23,682	-
AIM2 - Lvl 4	(294)	-	39,136	-
AIM2 - Lvl 5	(54)	-	30,284	-
AIM2 - Lvl 6	(18)	-	2,647	-
AIM3 - Lvl 3	(136)	-	34,921	-
AIM3 - Lvl 4	(83)	-	21,067	-
AIM3 - Lvl 5	(52)	-	19,046	-
AIM3 - Lvl 6	-	-	623	-
AIM4 - Lvl 3	(305)	-	35,001	-
AIM4 - Lvl 4	(310)	-	39,366	-
AIM4 - Lvl 5	(83)	-	33,055	-
AIM4 - Lvl 6	(8)	-	962	-
AL1 - Lvl 3	(130)	-	4,172	-
AL1 - Lvl 4	(57)	-	7,657	-
AL1 - Lvl 5	(17)	-	16,582	-
AL1 - Lvl 6	(16)	-	1,264	-
AL2 - Lvl 3	(160)	-	43,701	-
AL2 - Lvl 4	-	-	23,272	-
AL2 - Lvl 5	-	-	12,709	-
AL2 - Lvl 6	-	-	284	-
AL3 - Lvl 3	(100)	-	639	-
AL3 - Lvl 4	-	-	4,184	-
AL3 - Lvl 5	-	-	5,985	-
GS1 - Lvl 3	(100)	-	1,316	-
GS1 - Lvl 4	-	-	973	-
GS1 - Lvl 5	-	-	1,615	-
GS2 - Lvl 3	(100)	-	942	-
GS2 - Lvl 4	(98)	-	2,231	-
GS2 - Lvl 5	-	-	632	-
GS3 - Lvl 3	(100)	-	1,227	-
GS3 - Lvl 4	-	-	1,690	-
GS4 - Lvl 3	(100)	-	5,495	-
GS4 - Lvl 4	-	-	931	-
GS5 - Lvl 3	(100)	-	3,059	-
GS5 - Lvl 4	(55)	-	7,107	-
GS5 - Lvl 5	-	-	6,111	-
GS5 - Lvl 6	-	-	299	-
JP1 - Lvl 3	(100)	-	-	-
JP1 - Lvl 5	-	-	5,189	-
JP1 - Lvl 6	-	-	5,271	-
JP2 - Lvl 3	(100)	-	3,573	-
JP2 - Lvl 4	-	-	746	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS (A) - CONTINUED:
JP3 - Lvl 3	-	-	9,909	-	(709)	-
JP3 - Lvl 5	-	-	520	-	-	-
LA1 - Lvl 3	-	-	1,496	-	-	-
LA1 - Lvl 4	-	-	7,187	-	-	-
LA1 - Lvl 5	-	-	10,263	-	46	-
LA1 - Lvl 6	-	-	658	-	474	-
CAS - Lvl 3	-	-	4,557	-	-	-
CAS - Lvl 4	-	-	8,100	-	(3)	-
CAS - Lvl 5	-	-	31,175	-	275	-
CAS - Lvl 6	-	-	654	-	-	-
EGS - Lvl 3	-	-	12,383	-	434	-
EGS - Lvl 4	-	-	39,135	-	744	-
EGS - Lvl 5	-	-	25,929	-	775	-
EGS - Lvl 6	-	-	334	-	3,597	-
HYS - Lvl 3	-	-	11,243	-	2,393	-
HYS - Lvl 4	-	-	10,260	-	1,151	-
HYS - Lvl 5	-	-	8,247	-	2,496	-
UTS - Lvl 3	-	-	17,215	-	847	-
UTS - Lvl 4	-	-	19,933	-	(299)	-
UTS - Lvl 5	-	-	6,913	-	(143)	-
UTS - Lvl 6	-	-	273	-	3,018	-
GSS - Lvl 3	-	-	9,481	-	161	-
GSS - Lvl 4	-	-	564	-	-	-
GSS - Lvl 5	-	-	-	-	236	-
TRS - Lvl 3	-	-	3,675	-	41	-
TRS - Lvl 4	-	-	5,660	-	(22)	-
TRS - Lvl 5	-	-	3,599	-	46	-
MIT - Lvl 3	-	-	15,566	-	-	-
MIT - Lvl 4	-	-	7,535	-	(18)	-
MIT - Lvl 5	-	-	1,955	-	-	-
MIT - Lvl 6	-	-	804	-	523	-
NWD - Lvl 3	-	-	13,847	-	3,935	-
NWD - Lvl 4	-	-	20,622	-	594	-
NWD - Lvl 5	-	-	15,228	-	1,101	-
NWD - Lvl 6	-	-	320	-	-	-
MIS - Lvl 3	-	-	22,321	-	(103)	-
MIS - Lvl 4	-	-	26,888	-	163	-
MIS - Lvl 5	-	-	23,656	-	-	-
MIS - Lvl 6	-	-	894	-	5,035	-
SCA 1 - Lvl 3	-	-	46,550	-	(31,148)	-
SCA 1 - Lvl 4	-	-	4,762	-	(1,387)	-
SCA 1 - Lvl 5	-	-	27,600	-	(1,068)	-
SCA 1 - Lvl 6	-	-	14,882	-	17,725	-
SCA 2 - Lvl 3	-	-	22,166	-	(949)	-
SCA 2 - Lvl 4	-	-	22,835	-	(1,195)	-
SCA 2 - Lvl 5	-	-	17,562	-	764	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS:
JP3 - Lvl 3	(242)	-	8,958	-
JP3 - Lvl 5	-	-	520	-
LA1 - Lvl 3	(148)	-	1,348	-
LA1 - Lvl 4	-	-	7,187	-
LA1 - Lvl 5	(148)	-	10,161	-
LA1 - Lvl 6	(6)	-	1,126	-
CAS - Lvl 3	(113)	-	4,444	-
CAS - Lvl 4	(85)	-	8,012	-
CAS - Lvl 5	(53)	-	31,397	-
CAS - Lvl 6	(16)	-	638	-
EGS - Lvl 3	(113)	-	12,704	-
EGS - Lvl 4	(163)	-	39,716	-
EGS - Lvl 5	(51)	-	26,653	-
EGS - Lvl 6	(8)	-	3,923	-
HYS - Lvl 3	(100)	-	13,536	-
HYS - Lvl 4	(153)	-	11,258	-
HYS - Lvl 5	(53)	-	10,690	-
UTS - Lvl 3	(257)	-	17,805	-
UTS - Lvl 4	(45)	-	19,589	-
UTS - Lvl 5	-	-	6,770	-
UTS - Lvl 6	(7)	-	3,284	-
GSS - Lvl 3	(100)	-	9,542	-
GSS - Lvl 4	-	-	564	-
GSS - Lvl 5	-	-	236	-
TRS - Lvl 3	(333)	-	3,383	-
TRS - Lvl 4	(6)	-	5,632	-
TRS - Lvl 5	-	-	3,645	-
MIT - Lvl 3	(119)	-	15,447	-
MIT - Lvl 4	-	-	7,517	-
MIT - Lvl 5	-	-	1,955	-
MIT - Lvl 6	(20)	-	1,307	-
NWD - Lvl 3	(184)	-	17,598	-
NWD - Lvl 4	(138)	-	21,078	-
NWD - Lvl 5	(58)	-	16,271	-
NWD - Lvl 6	(8)	-	312	-
MIS - Lvl 3	(619)	-	21,599	-
MIS - Lvl 4	(81)	-	26,970	-
MIS - Lvl 5	(50)	-	23,606	-
MIS - Lvl 6	(22)	-	5,907	-
SCA 1 - Lvl 3	(149)	-	15,253	-
SCA 1 - Lvl 4	(32)	-	3,343	-
SCA 1 - Lvl 5	(10,157)	-	16,375	-
SCA 1 - Lvl 6	-	-	32,607	-
SCA 2 - Lvl 3	(141)	-	21,076	-
SCA 2 - Lvl 4	(196)	-	21,444	-
SCA 2 - Lvl 5	(43)	-	18,283	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS (A) - CONTINUED:
SCA 3 - Lvl 3	-	-	8,689	-	23	-
SCA 3 - Lvl 4	-	-	9,968	-	(290)	-
SCA 3 - Lvl 5	-	-	8,005	-	294	-
SCA4 - Lvl 3	-	-	9,918	-	3	-
SCA4 - Lvl 4	-	-	31,977	-	585	-
SCA4 - Lvl 5	-	-	10,645	-	1,452	-
SCA5 - Lvl 3	-	-	16,538	-	6,022	-
SCA5 - Lvl 4	-	-	37,099	-	3,878	-
SCA5 - Lvl 5	-	-	22,017	-	2,388	-
SCA5 - Lvl 6	-	-	772	-	-	-
SCA6 - Lvl 3	-	-	1,186	-	-	-
SCA6 - Lvl 4	-	-	1,034	-	5	-
SCA6 - Lvl 5	-	-	1,932	-	-	-
SCA7 - Lvl 3	-	-	34,387	-	(258)	-
SCA7 - Lvl 4	-	-	39,992	-	(67)	-
SCA7 - Lvl 5	-	-	23,033	-	955	-
SCA8 - Lvl 3	-	-	3,076	-	(601)	-
SCA8 - Lvl 4	-	-	7,305	-	-	-
SCA8 - Lvl 5	-	-	10,375	-	(472)	-
SCA9 - Lvl 3	-	-	3,943	-	24	-
SCA - Lvl 3	-	-	9,762	-	318	-
SCA - Lvl 4	-	-	9,141	-	(211)	-
SCA - Lvl 5	-	-	20,201	-	788	-
SCB - Lvl 3	-	-	4,096	-	(130)	-
SCB - Lvl 4	-	-	5,283	-	(496)	-
SCB - Lvl 5	-	-	2,917	-	160	-
SCC - Lvl 3	-	-	780	-	-	-
SCC - Lvl 5	-	-	806	-	(77)	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS:
SCA 3 - Lvl 3	(235)	-	8,477	-
SCA 3 - Lvl 4	(50)	-	9,628	-
SCA 3 - Lvl 5	(11)	-	8,288	-
SCA4 - Lvl 3	(100)	-	9,821	-
SCA4 - Lvl 4	(315)	-	32,247	-
SCA4 - Lvl 5	(26)	-	12,071	-
SCA5 - Lvl 3	(203)	-	22,357	-
SCA5 - Lvl 4	(302)	-	40,675	-
SCA5 - Lvl 5	(30)	-	24,375	-
SCA5 - Lvl 6	(7)	-	765	-
SCA6 - Lvl 3	(137)	-	1,049	-
SCA6 - Lvl 4	-	-	1,039	-
SCA6 - Lvl 5	-	-	1,932	-
SCA7 - Lvl 3	(453)	-	33,676	-
SCA7 - Lvl 4	(321)	-	39,604	-
SCA7 - Lvl 5	(65)	-	23,923	-
SCA8 - Lvl 3	(111)	-	2,364	-
SCA8 - Lvl 4	(27)	-	7,278	-
SCA8 - Lvl 5	(29)	-	9,874	-
SCA9 - Lvl 3	(100)	-	3,867	-
SCA - Lvl 3	(118)	-	9,962	-
SCA - Lvl 4	(56)	-	8,874	-
SCA - Lvl 5	(11)	-	20,978	-
SCB - Lvl 3	(100)	-	3,866	-
SCB - Lvl 4	(47)	-	4,740	-
SCB - Lvl 5	(10)	-	3,067	-
SCC - Lvl 3	(100)	-	680	-
SCC - Lvl 5	-	-	729	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS (A):
AIM1 - Lvl 2	-	-	139,136	-	17,112	-
AIM1 - Lvl 3	-	-	24,807	-	-	-
AIM1 - Lvl 4	-	-	188,367	-	46,063	-
AIM1 - Lvl 5	-	-	257,610	-	76,553	-
AIM1 - Lvl 6	-	-	45,942	-	32,257	-
AIM2 - Lvl 1	-	-	19,850	-	3,421	-
AIM2 - Lvl 2	-	-	132,768	-	18,787	-
AIM2 - Lvl 4	-	-	232,740	-	19,789	-
AIM2 - Lvl 5	-	-	270,204	-	77,160	-
AIM2 - Lvl 6	-	-	70,123	-	10,344	-
AIM3 - Lvl 2	-	-	72,276	-	12,178	-
AIM3 - Lvl 3	-	-	21,359	-	137,272	-
AIM3 - Lvl 4	-	-	274,910	-	33,042	-
AIM3 - Lvl 5	-	-	236,062	-	193,488	-
AIM3 - Lvl 6	-	-	63,783	-	5,877	-
AIM4 - Lvl 1	-	-	9,930	-	5,182	-
AIM4 - Lvl 2	-	-	108,419	-	26,935	-
AIM4 - Lvl 3	-	-	31,548	-	-	-
AIM4 - Lvl 4	-	-	112,504	-	12,122	-
AIM4 - Lvl 5	-	-	238,031	-	55,332	-
AIM4 - Lvl 6	-	-	86,817	-	1,321	-
AL1 - Lvl 2	-	-	100,958	-	30,433	-
AL1 - Lvl 3	-	-	17,275	-	425,093	-
AL1 - Lvl 4	-	-	193,413	-	52,553	-
AL1 - Lvl 5	-	-	293,614	-	554,194	-
AL1 - Lvl 6	-	-	108,607	-	26,368	-
AL2 - Lvl 1	-	-	-	-	2,786	-
AL2 - Lvl 2	-	-	74,151	-	14,349	-
AL2 - Lvl 3	-	-	17,005	-	-	-
AL2 - Lvl 4	-	-	153,425	-	7,316	-
AL2 - Lvl 5	-	-	130,009	-	56,070	-
AL2 - Lvl 6	-	-	50,101	-	11,830	-
AL3 - Lvl 1	-	-	10,642	-	-	-
AL3 - Lvl 2	-	-	21,312	-	13,505	-
AL3 - Lvl 3	-	-	9,377	-	-	-
AL3 - Lvl 4	-	-	27,080	-	11,420	-
AL3 - Lvl 5	-	-	47,449	-	16,357	-
AL3 - Lvl 6	-	-	13,814	-	1,423	-
GS1 - Lvl 1	-	-	19,927	-	-	-
GS1 - Lvl 2	-	-	30,457	-	19,656	-
GS1 - Lvl 4	-	-	52,552	-	15,876	-
GS1 - Lvl 5	-	-	60,330	-	14,854	-
GS1 - Lvl 6	-	-	10,118	-	7,678	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS:
AIM1 - Lvl 2	(418)	-	155,830	-
AIM1 - Lvl 3	-	-	24,807	-
AIM1 - Lvl 4	(540)	-	233,890	-
AIM1 - Lvl 5	(926)	-	333,237	-
AIM1 - Lvl 6	(445)	-	77,754	-
AIM2 - Lvl 1	(19,850)	-	3,421	-
AIM2 - Lvl 2	(874)	-	150,681	-
AIM2 - Lvl 4	(1,346)	-	251,183	-
AIM2 - Lvl 5	(783)	-	346,581	-
AIM2 - Lvl 6	(190)	-	80,277	-
AIM3 - Lvl 2	(358)	-	84,096	-
AIM3 - Lvl 3	-	-	158,631	-
AIM3 - Lvl 4	(1,431)	-	306,521	-
AIM3 - Lvl 5	(1,240)	-	428,310	-
AIM3 - Lvl 6	(134)	-	69,526	-
AIM4 - Lvl 1	(9,930)	-	5,182	-
AIM4 - Lvl 2	(1,121)	-	134,233	-
AIM4 - Lvl 3	-	-	31,548	-
AIM4 - Lvl 4	(1,429)	-	123,197	-
AIM4 - Lvl 5	(817)	-	292,546	-
AIM4 - Lvl 6	(193)	-	87,945	-
AL1 - Lvl 2	(875)	-	130,516	-
AL1 - Lvl 3	-	-	442,368	-
AL1 - Lvl 4	(1,235)	-	244,731	-
AL1 - Lvl 5	(1,917)	-	845,891	-
AL1 - Lvl 6	(581)	-	134,394	-
AL2 - Lvl 1	-	-	2,786	-
AL2 - Lvl 2	(1,521)	-	86,979	-
AL2 - Lvl 3	-	-	17,005	-
AL2 - Lvl 4	(882)	-	159,859	-
AL2 - Lvl 5	(717)	-	185,362	-
AL2 - Lvl 6	(13)	-	61,918	-
AL3 - Lvl 1	(10,642)	-	-	-
AL3 - Lvl 2	(291)	-	34,526	-
AL3 - Lvl 3	-	-	9,377	-
AL3 - Lvl 4	(114)	-	38,386	-
AL3 - Lvl 5	(373)	-	63,433	-
AL3 - Lvl 6	(28)	-	15,209	-
GS1 - Lvl 1	(19,927)	-	-	-
GS1 - Lvl 2	(475)	-	49,638	-
GS1 - Lvl 4	(758)	-	67,670	-
GS1 - Lvl 5	(23)	-	75,161	-
GS1 - Lvl 6	-	-	17,796	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS (A) - CONTINUED:
GS2 - Lvl 1	-	-	9,381	-	-	-
GS2 - Lvl 2	-	-	8,810	-	717	-
GS2 - Lvl 3	-	-	12,386	-	-	-
GS2 - Lvl 4	-	-	3,206	-	742	-
GS2 - Lvl 5	-	-	11,194	-	957	-
GS2 - Lvl 6	-	-	2,160	-	505	-
GS3 - Lvl 1	-	-	18,430	-	-	-
GS3 - Lvl 2	-	-	7,144	-	246	-
GS3 - Lvl 3	-	-	17,483	-	-	-
GS3 - Lvl 4	-	-	20,652	-	5,680	-
GS3 - Lvl 5	-	-	52,298	-	7,737	-
GS3 - Lvl 6	-	-	3,632	-	6,171	-
GS4 - Lvl 2	-	-	3,197	-	310	-
GS4 - Lvl 4	-	-	641	-	734	-
GS4 - Lvl 5	-	-	4,481	-	3,365	-
GS4 - Lvl 6	-	-	621	-	133	-
GS5 - Lvl 1	-	-	9,804	-	-	-
GS5 - Lvl 2	-	-	16,545	-	2,948	-
GS5 - Lvl 3	-	-	31,040	-	-	-
GS5 - Lvl 4	-	-	36,123	-	2,474	-
GS5 - Lvl 5	-	-	17,934	-	13,324	-
GS5 - Lvl 6	-	-	13,789	-	1,636	-
JP1 - Lvl 2	-	-	9,897	-	3,611	-
JP1 - Lvl 3	-	-	15,284	-	-	-
JP1 - Lvl 4	-	-	24,711	-	14,729	-
JP1 - Lvl 5	-	-	47,956	-	5,962	-
JP1 - Lvl 6	-	-	1,084	-	1,336	-
JP2 - Lvl 2	-	-	8,131	-	729	-
JP2 - Lvl 3	-	-	13,244	-	-	-
JP2 - Lvl 4	-	-	20,927	-	4,442	-
JP2 - Lvl 5	-	-	24,659	-	1,782	-
JP2 - Lvl 6	-	-	745	-	928	-
JP3 - Lvl 2	-	-	19,798	-	2,066	-
JP3 - Lvl 3	-	-	13,334	-	-	-
JP3 - Lvl 4	-	-	12,316	-	4,420	-
JP3 - Lvl 5	-	-	16,174	-	4,683	-
JP3 - Lvl 6	-	-	12,650	-	1,309	-
LA1 - Lvl 2	-	-	39,489	-	14,475	-
LA1 - Lvl 3	-	-	23,743	-	-	-
LA1 - Lvl 4	-	-	42,837	-	12,792	-
LA1 - Lvl 5	-	-	100,824	-	24,757	-
LA1 - Lvl 6	-	-	114,195	-	2,828	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS:
GS2 - Lvl 1	(9,381)	-	-	-
GS2 - Lvl 2	(100)	-	9,427	-
GS2 - Lvl 3	-	-	12,386	-
GS2 - Lvl 4	-	-	3,948	-
GS2 - Lvl 5	(132)	-	12,019	-
GS2 - Lvl 6	-	-	2,665	-
GS3 - Lvl 1	(18,430)	-	-	-
GS3 - Lvl 2	(100)	-	7,290	-
GS3 - Lvl 3	-	-	17,483	-
GS3 - Lvl 4	(297)	-	26,035	-
GS3 - Lvl 5	(305)	-	59,730	-
GS3 - Lvl 6	(28)	-	9,775	-
GS4 - Lvl 2	(100)	-	3,407	-
GS4 - Lvl 4	-	-	1,375	-
GS4 - Lvl 5	-	-	7,846	-
GS4 - Lvl 6	-	-	754	-
GS5 - Lvl 1	(9,804)	-	-	-
GS5 - Lvl 2	(166)	-	19,327	-
GS5 - Lvl 3	-	-	31,040	-
GS5 - Lvl 4	(51)	-	38,546	-
GS5 - Lvl 5	-	-	31,258	-
GS5 - Lvl 6	(81)	-	15,344	-
JP1 - Lvl 2	(105)	-	13,403	-
JP1 - Lvl 3	-	-	15,284	-
JP1 - Lvl 4	(242)	-	39,198	-
JP1 - Lvl 5	(277)	-	53,641	-
JP1 - Lvl 6	-	-	2,420	-
JP2 - Lvl 2	(128)	-	8,732	-
JP2 - Lvl 3	-	-	13,244	-
JP2 - Lvl 4	(31)	-	25,338	-
JP2 - Lvl 5	(275)	-	26,166	-
JP2 - Lvl 6	-	-	1,673	-
JP3 - Lvl 2	(156)	-	21,708	-
JP3 - Lvl 3	-	-	13,334	-
JP3 - Lvl 4	(33)	-	16,703	-
JP3 - Lvl 5	(6)	-	20,851	-
JP3 - Lvl 6	(2)	-	13,957	-
LA1 - Lvl 2	(1,564)	-	52,400	-
LA1 - Lvl 3	-	-	23,743	-
LA1 - Lvl 4	(94)	-	55,535	-
LA1 - Lvl 5	(381)	-	125,200	-
LA1 - Lvl 6	(49)	-	116,974	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS (A) - CONTINUED:
CAS - Lvl 2	-	-	64,841	-	14,632	-
CAS - Lvl 3	-	-	-	-	31,811	-
CAS - Lvl 4	-	-	93,138	-	45,388	-
CAS - Lvl 5	-	-	123,297	-	(10,808)	-
CAS - Lvl 6	-	-	74,358	-	17,132	-
EGS - Lvl 1	-	-	19,048	-	-	-
EGS - Lvl 2	-	-	290,535	-	(117,225)	-
EGS - Lvl 3	-	-	14,035	-	32,591	-
EGS - Lvl 4	-	-	228,880	-	34,075	-
EGS - Lvl 5	-	-	393,956	-	46,870	-
EGS - Lvl 6	-	-	121,145	-	22,175	-
HYS - Lvl 2	-	-	16,362	-	16,063	-
HYS - Lvl 4	-	-	20,686	-	24,699	-
HYS - Lvl 5	-	-	47,498	-	20,575	-
HYS - Lvl 6	-	-	11,877	-	3,965	-
UTS - Lvl 2	-	-	73,814	-	13,177	-
UTS - Lvl 3	-	-	23,829	-	-	-
UTS - Lvl 4	-	-	105,207	-	20,979	-
UTS - Lvl 5	-	-	99,541	-	45,338	-
UTS - Lvl 6	-	-	13,296	-	10,564	-
GSS - Lvl 2	-	-	22,741	-	8,530	-
GSS - Lvl 4	-	-	18,196	-	375	-
GSS - Lvl 5	-	-	13,472	-	14,815	-
GSS - Lvl 6	-	-	1,451	-	252	-
TRS - Lvl 2	-	-	25,010	-	5,339	-
TRS - Lvl 4	-	-	20,873	-	7,277	-
TRS - Lvl 5	-	-	48,083	-	11,012	-
TRS - Lvl 6	-	-	3,774	-	522	-
MIT - Lvl 2	-	-	53,390	-	20,118	-
MIT - Lvl 4	-	-	66,459	-	9,134	-
MIT - Lvl 5	-	-	125,666	-	21,414	-
MIT - Lvl 6	-	-	61,982	-	7,013	-
NWD - Lvl 1	-	-	9,725	-	3,013	-
NWD - Lvl 2	-	-	82,955	-	26,375	-
NWD - Lvl 3	-	-	44,059	-	30,455	-
NWD - Lvl 4	-	-	98,962	-	21,416	-
NWD - Lvl 5	-	-	165,703	-	13,499	-
NWD - Lvl 6	-	-	96,686	-	16,660	-
MIS - Lvl 1	-	-	-	-	2,827	-
MIS - Lvl 2	-	-	95,804	-	33,811	-
MIS - Lvl 3	-	-	12,738	-	28,487	-
MIS - Lvl 4	-	-	131,724	-	31,405	-
MIS - Lvl 5	-	-	274,128	-	36,101	-
MIS - Lvl 6	-	-	159,869	-	21,837	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS:
CAS - Lvl 2	(1,742)	-	77,731	-
CAS - Lvl 3	-	-	31,811	-
CAS - Lvl 4	(831)	-	137,695	-
CAS - Lvl 5	(960)	-	111,529	-
CAS - Lvl 6	(68)	-	91,422	-
EGS - Lvl 1	(19,048)	-	-	-
EGS - Lvl 2	(462)	-	172,848	-
EGS - Lvl 3	-	-	46,626	-
EGS - Lvl 4	(2,517)	-	260,438	-
EGS - Lvl 5	(1,816)	-	439,010	-
EGS - Lvl 6	(419)	-	142,901	-
HYS - Lvl 2	(573)	-	31,852	-
HYS - Lvl 4	(424)	-	44,961	-
HYS - Lvl 5	(172)	-	67,901	-
HYS - Lvl 6	-	-	15,842	-
UTS - Lvl 2	(680)	-	86,311	-
UTS - Lvl 3	-	-	23,829	-
UTS - Lvl 4	(1,125)	-	125,061	-
UTS - Lvl 5	(675)	-	144,204	-
UTS - Lvl 6	(30)	-	23,830	-
GSS - Lvl 2	(311)	-	30,960	-
GSS - Lvl 4	(161)	-	18,410	-
GSS - Lvl 5	(94)	-	28,193	-
GSS - Lvl 6	-	-	1,703	-
TRS - Lvl 2	(386)	-	29,963	-
TRS - Lvl 4	(163)	-	27,987	-
TRS - Lvl 5	(720)	-	58,375	-
TRS - Lvl 6	(26)	-	4,270	-
MIT - Lvl 2	(1,507)	-	72,001	-
MIT - Lvl 4	(526)	-	75,067	-
MIT - Lvl 5	(710)	-	146,370	-
MIT - Lvl 6	(235)	-	68,760	-
NWD - Lvl 1	(9,725)	-	3,013	-
NWD - Lvl 2	(758)	-	108,572	-
NWD - Lvl 3	-	-	74,514	-
NWD - Lvl 4	(630)	-	119,748	-
NWD - Lvl 5	(951)	-	178,251	-
NWD - Lvl 6	(87)	-	113,259	-
MIS - Lvl 1	-	-	2,827	-
MIS - Lvl 2	(312)	-	129,303	-
MIS - Lvl 3	-	-	41,225	-
MIS - Lvl 4	(1,192)	-	161,937	-
MIS - Lvl 5	(922)	-	309,307	-
MIS - Lvl 6	(392)	-	181,314	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS (A) - CONTINUED:
SCA 1 - Lvl 2	-	-	128,885	-	28,600	-
SCA 1 - Lvl 4	-	-	56,083	-	(27,940)	-
SCA 1 - Lvl 5	-	-	160,781	-	(15,424)	-
SCA 1 - Lvl 6	-	-	9,028	-	6,688	-
SCA 2 - Lvl 2	-	-	15,565	-	9,844	-
SCA 2 - Lvl 4	-	-	56,256	-	18,793	-
SCA 2 - Lvl 5	-	-	74,221	-	772	-
SCA 2 - Lvl 6	-	-	14,972	-	3,324	-
SCA 3 - Lvl 2	-	-	57,484	-	1,667	-
SCA 3 - Lvl 4	-	-	15,791	-	30,947	-
SCA 3 - Lvl 5	-	-	32,142	-	8,722	-
SCA 3 - Lvl 6	-	-	5,368	-	1,457	-
SCA4 - Lvl 2	-	-	24,392	-	12,571	-
SCA4 - Lvl 4	-	-	20,425	-	20,100	-
SCA4 - Lvl 5	-	-	106,029	-	21,355	-
SCA4 - Lvl 6	-	-	16,738	-	(113)	-
SCA5 - Lvl 1	-	-	17,879	-	2,643	-
SCA5 - Lvl 2	-	-	136,308	-	37,953	-
SCA5 - Lvl 3	-	-	31,687	-	-	-
SCA5 - Lvl 4	-	-	104,942	-	61,626	-
SCA5 - Lvl 5	-	-	164,682	-	39,314	-
SCA5 - Lvl 6	-	-	14,555	-	18,090	-
SCA6 - Lvl 2	-	-	100	-	358	-
SCA6 - Lvl 4	-	-	14,980	-	1,028	-
SCA6 - Lvl 5	-	-	8,564	-	2,712	-
SCA7 - Lvl 1	-	-	18,160	-	-	-
SCA7 - Lvl 2	-	-	73,734	-	27,938	-
SCA7 - Lvl 3	-	-	-	-	28,266	-
SCA7 - Lvl 4	-	-	59,644	-	27,230	-
SCA7 - Lvl 5	-	-	153,122	-	47,734	-
SCA7 - Lvl 6	-	-	67,229	-	20,378	-
SCA8 - Lvl 2	-	-	8,235	-	1,370	-
SCA8 - Lvl 4	-	-	43,652	-	(1,421)	-
SCA8 - Lvl 5	-	-	7,680	-	694	-
SCA8 - Lvl 6	-	-	3,021	-	3,821	-
SCA9 - Lvl 2	-	-	2,711	-	-	-
SCA9 - Lvl 4	-	-	2,952	-	148	-
SCA9 - Lvl 5	-	-	8,870	-	-	-
SCA9 - Lvl 6	-	-	-	-	61	-
SCA - Lvl 2	-	-	47,874	-	12,459	-
SCA - Lvl 3	-	-	11,156	-	-	-
SCA - Lvl 4	-	-	22,843	-	24,820	-
SCA - Lvl 5	-	-	62,433	-	37,241	-
SCA - Lvl 6	-	-	22,863	-	5,415	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS:
SCA 1 - Lvl 2	(189)	-	157,296	-
SCA 1 - Lvl 4	(154)	-	27,989	-
SCA 1 - Lvl 5	(53)	-	145,304	-
SCA 1 - Lvl 6	(397)	-	15,319	-
SCA 2 - Lvl 2	(485)	-	24,924	-
SCA 2 - Lvl 4	(964)	-	74,085	-
SCA 2 - Lvl 5	(542)	-	74,451	-
SCA 2 - Lvl 6	(37)	-	18,259	-
SCA 3 - Lvl 2	(528)	-	58,623	-
SCA 3 - Lvl 4	(394)	-	46,344	-
SCA 3 - Lvl 5	(200)	-	40,664	-
SCA 3 - Lvl 6	-	-	6,825	-
SCA4 - Lvl 2	(490)	-	36,473	-
SCA4 - Lvl 4	(682)	-	39,843	-
SCA4 - Lvl 5	(808)	-	126,576	-
SCA4 - Lvl 6	(3)	-	16,622	-
SCA5 - Lvl 1	(17,879)	-	2,643	-
SCA5 - Lvl 2	(1,244)	-	173,017	-
SCA5 - Lvl 3	-	-	31,687	-
SCA5 - Lvl 4	(1,066)	-	165,502	-
SCA5 - Lvl 5	(895)	-	203,101	-
SCA5 - Lvl 6	(334)	-	32,311	-
SCA6 - Lvl 2	(102)	-	356	-
SCA6 - Lvl 4	(381)	-	15,627	-
SCA6 - Lvl 5	(128)	-	11,148	-
SCA7 - Lvl 1	(18,160)	-	-	-
SCA7 - Lvl 2	(624)	-	101,048	-
SCA7 - Lvl 3	-	-	28,266	-
SCA7 - Lvl 4	(722)	-	86,152	-
SCA7 - Lvl 5	(669)	-	200,187	-
SCA7 - Lvl 6	(55)	-	87,552	-
SCA8 - Lvl 2	(129)	-	9,476	-
SCA8 - Lvl 4	(659)	-	41,572	-
SCA8 - Lvl 5	(40)	-	8,334	-
SCA8 - Lvl 6	(15)	-	6,827	-
SCA9 - Lvl 2	(100)	-	2,611	-
SCA9 - Lvl 4	(13)	-	3,087	-
SCA9 - Lvl 5	-	-	8,870	-
SCA9 - Lvl 6	-	-	61	-
SCA - Lvl 2	(672)	-	59,661	-
SCA - Lvl 3	-	-	11,156	-
SCA - Lvl 4	(450)	-	47,213	-
SCA - Lvl 5	(632)	-	99,042	-
SCA - Lvl 6	(3)	-	28,275	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS (A) - CONTINUED:
SCB - Lvl 2	-	-	25,248	-	2,416	-
SCB - Lvl 3	-	-	9,948	-	-	-
SCB - Lvl 4	-	-	9,298	-	21,760	-
SCB - Lvl 5	-	-	24,830	-	6,078	-
SCB - Lvl 6	-	-	5,415	-	1,812	-
SCC - Lvl 2	-	-	2,304	-	958	-
SCC - Lvl 4	-	-	246	-	466	-
SCC - Lvl 5	-	-	3,796	-	-	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS:
SCB - Lvl 2	(328)	-	27,336	-
SCB - Lvl 3	-	-	9,948	-
SCB - Lvl 4	(478)	-	30,580	-
SCB - Lvl 5	(178)	-	30,730	-
SCB - Lvl 6	(22)	-	7,205	-
SCC - Lvl 2	(111)	-	3,151	-
SCC - Lvl 4	-	-	712	-
SCC - Lvl 5	-	-	3,796	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY SELECT FOUR CONTRACTS (A):
AIM1 - Lvl 3	-	-	1,548	-	-	-
AIM1 - Lvl 4	-	-	1,497	-	(998)	-
AIM1 - Lvl 5	-	-	-	-	2,794	-
AIM2 - Lvl 4	-	-	1,561	-	-	-
AIM2 - Lvl 5	-	-	5,276	-	-	-
AIM4 - Lvl 3	-	-	60	-	2	-
AIM4 - Lvl 4	-	-	1,415	-	-	-
AIM4 - Lvl 5	-	-	969	-	1,265	-
AL1 - Lvl 4	-	-	1,463	-	-	-
AL1 - Lvl 5	-	-	4,725	-	1,943	-
AL2 - Lvl 4	-	-	3,035	-	(1,152)	-
AL2 - Lvl 5	-	-	7,161	-	-	-
GS3 - Lvl 4	-	-	610	-	15	-
JP1 - Lvl 4	-	-	606	-	17	-
LA1 - Lvl 3	-	-	1,199	-	-	-
LA1 - Lvl 4	-	-	1,125	-	-	-
LA1 - Lvl 5	-	-	577	-	-	-
CAS - Lvl 4	-	-	718	-	(420)	-
CAS - Lvl 5	-	-	3,830	-	-	-
EGS - Lvl 3	-	-	2,200	-	2	-
EGS - Lvl 4	-	-	1,716	-	(191)	-
EGS - Lvl 5	-	-	1,663	-	-	-
HYS - Lvl 3	-	-	20	-	10	-
UTS - Lvl 3	-	-	5	-	-	-
UTS - Lvl 4	-	-	1,226	-	-	-
GSS - Lvl 3	-	-	20	-	(1)	-
TRS - Lvl 3	-	-	1,238	-	-	-
TRS - Lvl 4	-	-	1,162	-	-	-
TRS - Lvl 5	-	-	1,327	-	-	-
MIT - Lvl 3	-	-	2,638	-	-	-
MIT - Lvl 4	-	-	1,239	-	-	-
NWD - Lvl 3	-	-	15	-	2	-
NWD - Lvl 4	-	-	1,068	-	(681)	-
NWD - Lvl 5	-	-	1,558	-	1,345	-
MIS - Lvl 3	-	-	2,859	-	-	-
MIS - Lvl 4	-	-	700	-	(408)	-
MIS - Lvl 5	-	-	1,634	-	2,585	-
SCA1 - Lvl 3	-	-	15	-	(10)	-
SCA1 - Lvl 4	-	-	-	-	3,906	-
SCA2 - Lvl 3	-	-	55	-	(8)	-
SCA3 - Lvl 3	-	-	20	-	(2)	-
SCA3 - Lvl 5	-	-	557	-	-	-
SCA4 - Lvl 3	-	-	45	-	1	-
SCA5 - Lvl 3	-	-	30	-	7	-
SCA5 - Lvl 4	-	-	1,055	-	(675)	-
SCA5 - Lvl 5	-	-	-	-	2,580	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY SELECT FOUR CONTRACTS:
AIM1 - Lvl 3	-	-	1,548	-
AIM1 - Lvl 4	-	-	499	-
AIM1 - Lvl 5	-	-	2,794	-
AIM2 - Lvl 4	-	-	1,561	-
AIM2 - Lvl 5	-	-	5,276	-
AIM4 - Lvl 3	-	-	62	-
AIM4 - Lvl 4	-	-	1,415	-
AIM4 - Lvl 5	-	-	2,234	-
AL1 - Lvl 4	-	-	1,463	-
AL1 - Lvl 5	-	-	6,668	-
AL2 - Lvl 4	-	-	1,883	-
AL2 - Lvl 5	-	-	7,161	-
GS3 - Lvl 4	(4)	-	621	-
JP1 - Lvl 4	(4)	-	619	-
LA1 - Lvl 3	-	-	1,199	-
LA1 - Lvl 4	-	-	1,125	-
LA1 - Lvl 5	-	-	577	-
CAS - Lvl 4	-	-	298	-
CAS - Lvl 5	-	-	3,830	-
EGS - Lvl 3	-	-	2,202	-
EGS - Lvl 4	(8)	-	1,517	-
EGS - Lvl 5	-	-	1,663	-
HYS - Lvl 3	-	-	30	-
UTS - Lvl 3	-	-	5	-
UTS - Lvl 4	-	-	1,226	-
GSS - Lvl 3	-	-	19	-
TRS - Lvl 3	-	-	1,238	-
TRS - Lvl 4	-	-	1,162	-
TRS - Lvl 5	-	-	1,327	-
MIT - Lvl 3	-	-	2,638	-
MIT - Lvl 4	-	-	1,239	-
NWD - Lvl 3	-	-	17	-
NWD - Lvl 4	-	-	387	-
NWD - Lvl 5	-	-	2,903	-
MIS - Lvl 3	-	-	2,859	-
MIS - Lvl 4	-	-	292	-
MIS - Lvl 5	-	-	4,219	-
SCA1 - Lvl 3	-	-	5	-
SCA1 - Lvl 4	-	-	3,906	-
SCA2 - Lvl 3	-	-	47	-
SCA3 - Lvl 3	-	-	18	-
SCA3 - Lvl 5	-	-	557	-
SCA4 - Lvl 3	-	-	46	-
SCA5 - Lvl 3	-	-	37	-
SCA5 - Lvl 4	-	-	380	-
SCA5 - Lvl 5	-	-	2,580	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY SELECT FOUR CONTRACTS (A) - CONTINUED:
SCA7 - Lvl 3	-	-	50	-	-	-
SCA8 - Lvl 3	-	-	1,915	-	-	-
SCA9 - Lvl 5	-	-	585	-	-	-
SCA - Lvl 3	-	-	30	-	-	-
SCA - Lvl 5	-	-	918	-	-	-
SCB - Lvl 3	-	-	15	-	(1)	-
SCB - Lvl 5	-	-	574	-	-	-
SCC - Lvl 5	-	-	874	-	-	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY SELECT FOUR CONTRACTS:
SCA7 - Lvl 3	-	-	50	-
SCA8 - Lvl 3	-	-	1,915	-
SCA9 - Lvl 5	-	-	585	-
SCA - Lvl 3	-	-	30	-
SCA - Lvl 5	-	-	918	-
SCB - Lvl 3	-	-	14	-
SCB - Lvl 5	-	-	574	-
SCC - Lvl 5	-	-	874	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(6) INVESTMENT PURCHASES AND SALES

The following table shows the aggregate cost of shares purchased and proceeds from the sales of shares for each Sub-Account for the year ended December 31, 2000:
	Purchases	Sales
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund	$ 46,879,880	$ 2,740,411
V.I. Growth Fund	60,260,416	9,146,355
V.I. Growth and Income Fund	52,663,068	7,639,832
V.I. International Equity Fund	66,249,930	11,961,416
The Alger American Fund
Growth Portfolio	76,789,545	8,816,209
Income and Growth Portfolio	48,074,516	6,256,427
Small Capitalization Portfolio	22,684,010	2,938,665
Goldman Sachs Variable Insurance Trust
VITSM CORE Large Cap Growth Fund	21,471,868	2,540,473
VITSM CORE Small Cap Equity Fund	4,903,689	560,959
VITSM CORE US Equity Fund	14,672,940	8,605,510
Growth and Income Fund	4,105,409	1,152,029
International Equity Fund	11,035,984	1,370,816
J.P. Morgan Series Trust II
Equity Portfolio	12,620,695	3,430,106
International Opportunities Portfolio	8,671,601	1,749,550
Small Company Portfolio	9,529,631	4,039,562
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio	29,699,664	6,886,921
MFS/Sun Life Series Trust
Capital Appreciation Series	30,333,392	2,631,504
Emerging Growth Series	94,820,633	25,395,793
High Yield Series	24,062,493	7,422,306
Money Market	9,275,547	10,336,262
Utilities Series	37,338,599	4,217,961
Government Securities Series	18,057,323	9,726,136
Total Return Series	12,484,214	918,959
Massachusetts Investors Trust Series	26,573,140	1,762,089
New Discovery Series	32,360,492	4,929,890
Massachusetts Investors Growth Stock Series	48,656,265	2,716,073
OCC Accumulation Trust
Equity Portfolio	18,036,839	7,961,799
Mid Cap Portfolio	13,814,310	3,671,584
Small Cap Portfolio	9,261,891	3,865,395
Managed Portfolio	1,962,964	741,755
Salomon Brothers Variable Series Funds, Inc.
Variable Capital Fund	136,417	52,758
Variable Investors Fund	147,107	226,796
Variable Strategic Bond Fund	1,004,159	3,113,784
Variable Total Return Fund	815,171	3,016,338


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(6) INVESTMENT PURCHASES AND SALES - continued
	Purchases	Sales
Sun Capital Advisers Trust
Sun Capital Money Market Fund	$ 82,822,500	$55,950,788
Sun Capital Investment Grade Bond Fund	27,056,032	6,800,294
Sun Capital Real Estate Fund	9,983,659	1,330,761
Sun Capital Select Equity Fund	12,329,426	517,975
Sun Capital Blue Chip Mid Cap Fund	35,099,675	4,174,930
Sun Capital Investors Foundation Fund	2,721,009	465,030
Sun Capital Davis Venture Value Fund	10,969,680	447,503
Sun Capital Davis Financial Fund	2,413,084	123,128
Sun Capital Value Equity Fund	302,045	7,366
Sun Capital Value Mid Cap Fund	6,339,969	463,008
Sun Capital Value Small Cap Fund	3,261,318	126,758
Sun Capital Value Managed Fund	117,714	6,339
Credit Suisse Institutional
Emerging Markets Portolio	5,153,649	3,682,016
International Equity Portfolio	2,115,069	1,009,421
Post-Venture Capital Portfolio	1,973,639	1,373,515
Small Company Growth Portfolio	6,184,434	4,417,966


INDEPENDENT AUDITORS' REPORT

To the Participants in Futurity, Futurity II, Futurity Focus, Futurity Accolade,

Futurity Focus II, Futurity III and Futurity Select Four

and the Board of Directors of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying statement of condition of AIM V.I. Capital Appreciation Sub-Account, AIM V.I. Growth Sub-Account, AIM V.I. Growth and Income Sub-Account, AIM V.I. International Equity Sub-Account, the Alger American Growth Sub-Account, the Alger American Income and Growth Sub-Account, the Alger American Small Capitalization Sub-Account, Goldman Sachs VIT(SM) CORE Large Cap Growth Sub-Account, Goldman Sachs VIT(SM) CORE Small Cap Equity Sub-Account, Goldman Sachs VIT(SM) CORE U.S. Equity Sub-Account, Goldman Sachs Growth and Income Sub-Account, Goldman Sachs International Equity Sub-Account, J.P. Morgan U.S. Disciplined Equity Sub-Account, J.P. Morgan International Opportunities Sub-Account, J.P. Morgan Small Company Sub-Account, Lord Abbett Growth and Income Sub-Account, MFS/Sun Life Capital Appreciation Sub-Account, MFS/Sun Life Emerging Growth Sub-Account, MFS/Sun Life High Yield Sub-Account, MFS/Sun Life Money Market Sub-Account, MFS/Sun Life Utilities Sub-Account, MFS/Sun Life Government Securities Sub-Account, MFS/Sun Life Total Return Sub-Account, MFS/Sun Life Massachusetts Investors Trust Sub-Account, MFS/Sun Life New Discovery Sub-Account, MFS/Sun Life Massachusetts Investors Growth Stock Sub-Account, OCC Accumulation Equity Sub-Account, OCC Accumulation Mid Cap Sub-Account, OCC Accumulation Small Cap Sub-Account, OCC Accumulation Managed Sub-Account, Salomon Brothers Variable Capital Sub-Account, Salomon Brothers Variable Investors Sub-Account, Salomon Brothers Variable Strategic Bond Sub-Account, Salomon Brothers Variable Total Return Sub-Account, Sun Capital Advisers Trust Money Market Sub-Account, Sun Capital Advisers Trust Investment Grade Bond Sub-Account, Sun Capital Advisers Trust Real Estate Sub-Account, Sun Capital Advisers Trust Select Equity Sub-Account, Sun Capital Advisers Trust Blue Chip Mid Cap Sub-Account, Sun Capital Advisers Trust Investors Foundation Sub-Account, Sun Capital Advisers Trust Davis Venture Value Fund Sub-Account, Sun Capital Advisers Trust Davis Financial Sub-Account, Sun Capital Advisers Trust Value Equity Sub-Account, Sun Capital Advisers Trust Value Mid Cap Sub-Account, Sun Capital Advisers Trust Value Small Cap Sub-Account, Sun Capital Advisers Trust Value Managed Sub-Account, Credit Suisse Institutional Emerging Markets Sub-Account, Credit Suisse Institutional International Equity Sub-Account, Credit Suisse Institutional Post-Venture Capital Sub-Account and Credit Suisse Institutional Small Company Growth Sub-Account of Sun Life of Canada (U.S.) Variable Account F, (the "Sub-Accounts") as of December 31, 2000, the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities held at December 31, 2000 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Sub-Accounts as of December 31, 2000, the results of their operations and the changes in their net assets for the respective stated periods in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 9, 2001


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

(in millions)

For the nine months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Revenues:
Premiums and annuity considerations	$30.6	$33.9
Net investment income	243.3	225.1
Net realized investment gains (losses)	20.5	(4.1)
Fee and other income	206.7	213.8

Total revenues	501.1	468.7

Benefits and expenses:
Policyowner benefits	228.5	246.5
Other operating expenses	111.2	105.3
Amortization of deferred policy acquisition costs	103.7	70.1

Total benefits and expenses	443.4	421.9

Income from operations	57.7	46.8

Interest expense	70.8	32.4

Income (loss) before income tax expense and
cumulative effect of change in accounting principle	(13.1)	14.4

Income tax expense (benefit)
Federal	(12.1)	(1.3)
State	(1.0)	0.4

Income tax expense (benefit)	(13.1)	(0.9)

Net income before cumulative effect of change
in accounting principle	-	15.3

Cumulative effect of change in accounting
principle, net of taxes	5.2	-

Net income	$5.2	$15.3


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

(in millions)

For the three months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Revenues:
Premiums and annuity considerations	$11.3	$9.4
Net investment income	67.1	66.6
Net realized investment gains (losses)	3.4	(1.4)
Fee and other income	73.4	69.6

Total revenues	155.2	144.2

Benefits and expenses:
Policyowner benefits	76.6	86.0
Other operating expenses	37.0	38.2
Amortization of deferred policy acquisition costs	31.0	30.6

Total benefits and expenses	144.6	154.8

Income from operations	10.6	(10.6)

Interest expense	23.6	10.8

Income (loss) before income tax expense (benefit)	(13.0)	(21.4)

Income tax expense (benefit)
Federal	(7.0)	(12.3)
State	(0.4)	-

Income tax expense (benefit)	(7.4)	(12.3)

Net income (loss)	$(5.6)	$(9.1)


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

(in millions except share data)
	Unaudited
ASSETS	September 30, 2001	December 31, 2000
Investments
Fixed maturities available-for-sale at fair value (amortized cost
of $2,145.2 and $2,454.5 in 2001 and 2000, respectively)	$ 2,244.1	$ 2,501.4
Trading fixed maturities at fair value (amortized cost of $1,003.4
and $635.5 in 2001 and 2000, respectively)	1,042.9	648.2
Subordinated note from affiliate held-to-maturity (fair
value of $603.7 and $546.1 in 2001 and 2000, respectively)	600.0	600.0
Short-term investments	110.4	112.1
Mortgage loans	884.0	846.4
Real estate	79.7	77.7
Policy loans	42.8	41.5
Other invested assets	69.3	74.6
Total investments	5,073.2	4,901.9

Cash and cash equivalents	247.1	390.0
Accrued investment income	79.9	64.9
Deferred policy acquisition costs	744.6	762.0
Outstanding premiums	1.6	3.0
Other assets	166.2	61.7
Separate account assets	14,603.6	17,874.2

Total assets	$ 20,916.2	$ 24,057.7

LIABILITIES
	Unaudited
ASSETS	September 30, 2001	December 31, 2000
Investments
Fixed maturities available-for-sale at fair value (amortized cost
of $2,145.2 and $2,454.5 in 2001 and 2000, respectively)	$ (428.0)	$ (457.3)
Trading fixed maturities at fair value (amortized cost of $1,003.5	-645.8393064	-676.7865125
and $635.5 in 2001 and 2000, respectively)	(863.7)	(896.3)
Subordinated note from affiliate held-to-maturity (fair	(1,081.6)	(1,115.8)
value of $603.7 and $546.1 in 2001 and 2000, respectively)	(1,299.5)	(1,335.3)
Short-term investments	(1,517.3)	(1,554.8)
Mortgage loans	(1,735.2)	(1,774.3)
Real estate	(1,953.1)	(1,993.7)
Policy loans	(2,170.9)	(2,213.2)
Other invested assets	(2,388.8)	(2,432.7)
Total investments	(14,083.9)	(14,450.1)

Cash and cash equivalents	9,770.3	11,857.9
Accrued investment income	11,807.4	14,333.7
Deferred policy acquisition costs	13,844.5	16,809.4
Outstanding premiums	15,881.6	19,285.2
Other assets	17,918.7	21,761.0


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

Unaudited
For the nine months ended September 30, 2001 and 2000

	2001	2000

Net income	$5.2	$15.3
Other comprehensive income:
Net change in unrealized holding gains (losses) on
available-for-sale securities, net of tax	17.9	3.3
Other	0.4	0.2
Other comprehensive income	18.3	3.5

Comprehensive income	$23.5	$18.8

For the three months ended September 30, 2001 and 2000

	2001	2000

Net income (loss)	$(5.6)	$(9.1)
Other comprehensive income:
Net change in unrealized holding gains (losses) on
available-for-sale securities, net of tax	18.9	7.5
Other	0.3	0.1
Other comprehensive income	19.2	7.6

Comprehensive income (loss)	$13.6	$(1.5)


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(in millions)

For the nine months ended September 30, 2001 and 2000

Unaudited
			Accumulated
		Additional	Other		Total
	Common	Paid-In	Comprehensive	Retained	Stockholder's
	Stock	Capital	Income	Earnings	Equity

Balance at December 31, 1999	$ 5.9	$ 199.4	$ 7.1	$ 458.8	$ 671.2

Comprehensive income:
Net income				15.3	15.3
Other comprehensive income (loss)			3.5		3.5
Dividends to stockholder				(5.0)	(5.0)

Balance at September 30, 2000	$ 5.9	$ 199.4	$ 10.6	$ 469.1	$ 685.0

Balance at December 31, 2000	$ 6.4	$ 264.9	$ 38.6	$ 451.3	$ 761.2

Comprehensive income:
Net income				5.2	5.2
Other comprehensive income (loss)			18.3		18.3
Dividends to stockholder				(15.0)	(15.0)

Balance at September 30, 2001	$ 6.4	$ 264.9	$ 56.9	$ 441.5	$ 769.7


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

For the nine months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Cash Flows From Operating Activities:
Net income	$ 5.2	$ 15.3
Adjustments to reconcile net income (loss) from continuing
operations to net cash provided by operating activities:
Amortization of discount and premiums	2.0	(0.8)
Depreciation and amortization	1.1	1.8
Net realized (gains) losses on investments	(20.5)	3.8
Net unrealized (gains) on trading securities	(26.9)	(4.8)
Interest credited to contractholder deposits	134.3	143.3
Deferred federal income taxes	66.4	(22.4)
Cumulative effect of change in accounting principle	(5.2)	-
Changes in assets and liabilities:
Deferred acquisition costs	(7.5)	(76.1)
Accrued investment income	(15.0)	(5.4)
Other assets	(103.1)	21.4
Future contract and policy benefits	(18.5)	2.3
Other, net	111.5	18.2

Net cash provided by operating activities	123.8	96.6

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	956.2	887.0
Trading fixed maturities	259.7	-
Mortgage loans	66.6	119.8
Real estate	9.2	9.8
Other invested assets	3.3	-
Purchases of:
Available-for-sale fixed maturities	(631.3)	(708.7)
Trading fixed maturities	(618.7)	(515.9)
Subsidiaries	(5.0)	-
Mortgage loans	(106.9)	(81.5)
Real estate	(11.2)	(11.3)
Other invested assets	-	(2.2)
Changes in other investing activities, net	(2.7)	0.6
Net change in policy loans	0.2	(0.8)
Net change in short-term investments	1.7	(0.5)

Net cash used in investing activities	(78.9)	(303.7)


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in millions)

For the nine months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Cash Flows From Financing Activities:
Deposits to contractholder deposit funds	1,330.1	1,506.1
Withdrawals from contractholder deposit funds	(1,502.9)	(1,522.6)
Dividends paid to stockholder	(15.0)	(5.0)

Net cash used in financing activities	(187.8)	(21.5)

Net change in cash and cash equivalents	(142.9)	(228.6)

Cash and cash equivalents, beginning of period	390.0	550.3

Cash and cash equivalents, end of period	$ 247.1	$ 321.7

Supplemental Cash Flow Information:
Interest paid	47.2	65.4
Income taxes paid	2.4	21.6


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

1. DESCRIPTION OF BUSINESS

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's wholly-owned insurance subsidiary, Sun Life Insurance and Annuity Company of New York, is licensed in New York. The Company and its subsidiaries are engaged in the sale and administration of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts, group life, disability and stop loss insurance, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLC"), is now the ultimate parent of Sun Life Assurance Company of Canada and the Company.

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") for stockholder-owned life insurance companies and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

The consolidated financial statements include the accounts of the Company and its subsidiaries. As of September 30, 2001, the Company owned all of the outstanding shares of Sun Life Insurance and Annuity Company of New York, Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial Services Limited, Sun Benefit Services Company, Inc., Sun Capital Advisers, Inc., Sun Life of Canada (U.S.) SPE 97-I, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Vision Financial Corporation and Clarendon Insurance Agency, Inc. The results are also consolidated with Sun Life of Canada Funding, LLC, which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I, for which Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner.

Sun Life Insurance and Annuity Company of New York is engaged in the sale of individual fixed and variable annuity contracts and group life, disability insurance and stop loss contracts in its state of domicile, New York. Sun Life of Canada (U.S.) Distributors, Inc. is a registered investment adviser and broker-dealer. Sun Life Financial Services Limited serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada, an affiliate. Sun Capital Advisers, Inc. is a registered investment adviser. Sun Life of Canada (U.S.) SPE 97-I, Inc. was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I. Clarendon Insurance Agency, Inc. is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. As of September 30, 2001, Sun Benefit Services Company, Inc., was inactive. Sun Life of Canada Funding, LLC was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. Sun Life of Canada (U.S.) Limited Partnership I was established to purchase subordinated debentures issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., and to issue Partnership Capital Securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

On March 12, 2001, the Company purchased Vision Financial Corporation for approximately $5.0 million and acquired approximately $1.6 million of goodwill. Vision Financial Corporation, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite. The Company has recorded the acquisition using the purchase method of accounting. The results of operations of Vision Financial Corporation for the nine months ended September 30, 2001 and 2000 were not material to the consolidated financial statements.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its ownership in all 200 shares issued and outstanding of Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital. As a result of the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. on December 21, 2000, and its ownership interest in Sun Life of Canada (U.S.) Limited Partnership I, the Company became the owner of a $600,000,000 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc. The Company also assumed the liability of the Partnership Capital Securities issued to Sun Life of Canada (U.S.) Capital Trust I, a Delaware business trust sponsored by the Company's parent. Partnership Capital Securities issued of $600,010,000 accrue interest at 8.526% and have no scheduled maturity date. These Partnership Capital Securities, which represent the limited partner interest of Sun Life of Canada (U.S.) Limited Partnership I, may be redeemed on or after May 6, 2027. The Company is accounting for the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. using the purchase method of accounting. Had the acquisition taken place at the beginning of 2000, the Company's consolidated revenue for the three and nine months ended September 30, 2000 would have been $157.9 million and $509.6 million, and net income (loss) would have been ($8.5) million and $16.9 million, respectively.

All significant intercompany transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

The Company applied SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. As a result, the Company recorded as a change in accounting principle in the accompanying consolidated statements of income, a cumulative transition adjustment of $5.2 million, net of tax, that increased earnings relating to embedded derivatives in insurance contracts not accounted for separately prior to adoption of SFAS No. 133.

In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. The Company adopted EITF No. 99-20 in June 2001; it had no material impact on the Company's financial condition or results of operations.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. Adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets". These Statements will change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Use of the pooling-of-interests method will be prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement, which for companies with calendar year ends, will be January 1, 2002. Adopting SFAS No. 141 and SFAS No. 142 is not expected to have a material impact on the Company.

Also in July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which relates to financial accounting and reporting of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes that adoption of this statement will not have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company believes that adoption of this statement will not have a material effect on the Company's financial position or results of operations.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

2. TRANSACTIONS WITH AFFILIATES

The Company has an agreement with Sun Life Assurance Company of Canada which provides that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $11,400,000 and $33,931,000 for the three and nine month periods ended September 30, 2001, respectively, and $11,195,000 and $28,037,000 for the corresponding periods in 2000.

The Company leases office space to Sun Life Assurance Company of Canada under lease agreements with terms expiring in September 2005 and options to extend the terms for each of twelve successive five-year terms at fair market rental not to exceed 125% of the fixed rent for the term which is ending. Rent received by the Company under the leases for the three and nine month periods amounted to approximately $2,193,000 and $6,579,000 in 2001 and $1,994,000 and $5,982,000 in 2000.

3. SEGMENT INFORMATION

The Company and its subsidiaries offer financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability and stop loss insurance on a group basis. Within these areas, the Company and its subsidiaries conduct business principally in three operating segments and maintain a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Net investment income is allocated based on segmented assets by line of business.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life, long-term disability and stop loss insurance to small and mid-size employers in the State of New York.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering guaranteed investment contracts to unrelated third parties in overseas markets during the second quarter of 2000. These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies. The Company uses derivative instruments to manage the risks inherent in the contract options.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

The following amounts pertain to the various business segments:

(in millions)	Nine months ended September 30, 2001				September 30, 2001

	Total	Total	Pretax	Net	Total
	Revenues	Expenditures	Income (Loss)*	Income (Loss)*	Assets

Wealth Management	$ 359.1	$ 405.0	$ (45.9)	$ (23.3)	$ 18,753.9
Individual Protection	19.7	17.3	2.4	2.0	1,361.3
Group Protection	13.1	11.9	1.2	0.9	32.0
Corporate	109.2	80.0	29.2	20.4	769.0
Total	$ 501.1	$ 514.2	$ (13.1)	$ -	$ 20,916.2

					December 31,
	Nine months ended September 30, 2000				2000

Wealth Management	$ 415.7	$ 381.9	$ 33.8	$ 27.0	$ 22,094.7
Individual Protection	23.3	25.0	(1.7)	(1.1)	1,242.6
Group Protection	13.1	11.8	1.3	0.9	30.5
Corporate	16.6	35.6	(19.0)	(11.5)	689.9
Total	$ 468.7	$ 454.3	$ 14.4	$ 15.3	$ 24,057.7

	Three months ended September 30, 2001

	Total	Total	Pretax	Net
	Revenues	Expenditures	Income (Loss)	Income (Loss)

Wealth Management	$ 77.8	$ 129.8	$ (52.0)	$ (31.1)
Individual Protection	7.7	6.2	1.5	1.1
Group Protection	4.6	4.8	(0.2)	(0.1)
Corporate	65.1	27.4	37.7	24.5
Total	$ 155.2	$ 168.2	$ (13.0)	$ (5.6)

	Three months ended September 30, 2000

Wealth Management	$ 134.7	$ 147.3	$ (12.6)	$ (7.1)
Individual Protection	3.9	2.8	1.1	0.7
Group Protection	4.4	4.1	0.3	0.2
Corporate	1.2	11.4	(10.2)	(2.9)
Total	$ 144.2	$ 165.6	$ (21.4)	$ (9.1)

*Net income (loss) before cumulative effect of change in accounting principle.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

4. Commitments and Contingent Liabilities

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, at the present time the Company does not anticipate that the ultimate liability arising from such pending or threatened litigation, after consideration of provisions made for potential losses, will have a material adverse effect on the financial condition or operating results of the Company.

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company's management believes that it has recorded adequate accruals for guaranty fund assessments.

The national tragedy of September 11, 2001 has had an adverse impact on the airline, hotel and hospitality businesses. The Company has $210,781,000 of fixed maturities invested in entities associated with these industries. The Company has considered the recoverability of these investments and has recorded them at fair value, which was above cost, as of September 30, 2001 in the consolidated financials statements. The Company will continue to monitor the recoverability of these investments to determine if any other-than-temporary declines due to the decrease in market value are necessary. The Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there is no material claims exposure to the Company.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cautionary Statement

This discussion includes forward-looking statements by the Company under the Private Securities Litigation Reform Act of 1995. These statements are not matters of historical fact; they relate to such topics as future product sales, volume growth, market share, market risk and financial goals. It is important to understand that these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those that the statements anticipate. These risks and uncertainties may concern, among other things:
o	Heightened competition, particularly in terms of price, product features, and distribution capability, which could constrain the Company's growth and profitability.

o	Changes in interest rates and market conditions.

o	Regulatory and legislative developments.

o	Developments in consumer preferences and behavior patterns.

RESULTS OF OPERATIONS

Nine months ended September 30, 2001 compared to nine months ended September 30, 2000:

Net Income

Net income before the cumulative effect of the change in accounting principle for the nine months ended September 30, 2001 decreased by $15.3 million. Unfavorable market conditions during the nine month period generated lower fee income and increased amortization of deferred acquisition costs ("DAC"), representing most of the decline in net income.

The cumulative effect of the change in accounting principle, reflecting the adoption of SFAS No. 133, increased net income by $5.2 million. The Company applied SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. As a result, the Company recorded as a change in accounting principle in the accompanying consolidated statements of income, a cumulative transition adjustment of $5.2 million, net of tax, that increased earnings relating to embedded derivatives in insurance contracts not accounted for separately prior to adoption of SFAS No. 133.

Net Income Before the Cumulative Effect of the Change in Accounting Principle - By Segment

The Company's net income reflects the operations of its four business segments: the Wealth Management segment, the Individual Protection segment, the Group Protection segment and the Corporate segment.

The following table provides a summary of net income by segment, which is discussed more fully below (in millions).


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

	Nine months ended September 30,
	2001	2000	$ Change
Wealth Management	$ (23.3)	$ 27.0	$ (50.3)
Individual Protection	2.0	(1.1)	3.1
Group Protection	0.9	0.9	-
Corporate	20.4	(11.5)	31.9
	$ -	$ 15.3	$ (15.3)

Wealth Management Segment

The Wealth Management segment focuses on the savings and retirement needs of individuals preparing for retirement or who have already retired, and on the marketing of guaranteed investment contracts ("GICs") to unrelated third parties in overseas markets. In the U.S. it primarily markets to upscale consumers, selling individual and group fixed and variable annuities. Its major product lines, "Regatta" and "Futurity," are combination fixed/variable annuities. In the combination annuities, contractholders have the choice of allocating payments either to a fixed account, which provides a guaranteed rate of return, or to variable accounts. Withdrawals from the fixed account are subject to market value adjustment. In the variable accounts, the contractholder can choose from a range of investment options and styles. The return depends upon investment performance of the investment options selected. Investment funds available under Regatta products are managed by Massachusetts Financial Services Company ("MFS"), an affiliate of the Company. Investment funds available under Futurity products are managed by several investment managers, including MFS and Sun Capital Advisers, Inc., a subsidiary of the Company.

The Company sells its annuity products via two affiliated wholesale distribution organizations, MFS Fund Distributors, Inc. (Regatta products) and Sun Life of Canada (U.S.) Distributors, Inc., a subsidiary of the Company (Futurity products). The annuity products are then distributed through a variety of unaffiliated retail organizations including securities brokers, financial institutions, insurance agents, and financial advisers.

Although new pension products are not currently sold in the U.S., there is a substantial block of U.S. group retirement business in-force, including GICs, pension plans and group annuities. A significant portion of these pension contracts are non-surrenderable, with the result that the Company's liquidity exposure is limited. GICs were marketed directly in the U.S. through independent managers. In 1997, the Company decided to no longer market group pension and GIC products in the U.S. Beginning in the second quarter of 2000, the Company began marketing GICs to unrelated third parties in overseas markets.

The Wealth Management segment was significantly impacted by unfavorable changes in the market. The $23.3 million net loss for the nine months ended September 30, 2001 was a $50.3 million decrease from the same period in 2000. Variable annuity assets significantly declined during the period due to decreased market values as a result of the performance of the equity markets in general, as well as a decrease in net deposits from policyholders. The decrease in variable annuity account values resulted in decreased fee income as well as an increase to amortization of DAC. Changes in market values of derivatives used to manage Wealth Management liabilities also contributed to the decrease in earnings.

Following are the major factors affecting the Wealth Management segment's results for the nine months ended September 30, 2001 as compared to the same period in 2000.
o

Fee income decreased primarily as a result of lower variable annuity account balances. Fee income was lower by approximately $13 million for the nine months ended September 30, 2001 compared to the same period in 2000. Market depreciation and net deposit activity have reduced variable annuity assets by $2.6 billion since January 1, 2000 and $4.2 billion since September 30, 2000. Since fees are determined based on the average assets held in these accounts, fee income has decreased. Net deposits of annuity products decreased by $184 million compared with 2000. The decrease in net deposits


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
o

results from an overall decline in sales; total new deposits of fixed and variable annuities decreased by $391 million. Deposits in the Futurity line of products represented $586 million of total annuity deposits for the nine months ended September 30, 2001. Although this is a decrease of $32 million from the same period in 2000, it represented 25% of total annuity deposits in 2001 versus 21% of total annuity deposits in 2000. The Company expects that sales of the Futurity product will increase in the future, based on management's beliefs that: (i) that market demand is growing for multi-manager variable annuity products; (ii) the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and (iii) the marketplace will continue to respond favorably to introductions of new Futurity products and product enhancements.

Annuity surrenders decreased in 2001 by $207 million. The surrenders are primarily from older products which are no longer actively marketed and the decrease is mainly due to the decline in market values of the variable annuity assets.

o

Net investment income and realized gains for the Wealth Management segment decreased by $37 million for the nine months ended September 30, 2001 as compared to 2000 due to unrealized losses on derivative instruments. The Company uses derivatives in the Wealth Management segment as part of its asset-liability management programs. The investment portfolio experienced unrealized gains on fixed bonds due to lower interest rates at September 30, 2001; however, the majority of the derivative instruments swapped fixed for floating rates and reflected unrealized losses. The swap spreads decreased more than the bond spreads increased reducing investment income by $45 million over the same period in 2000. Partially offsetting the decreases in unrealized gains were increases in bond income within the portfolio backing the new GIC products marketed to unrelated third parties in overseas markets which were introduced in June 2000. These new GIC products generated $474 million of new deposits as of September 30, 2001, which was comparable to the same period in 2000. Total new deposits since inception were $1.0 billion as of September 30, 2001. These new GIC product deposits have significantly increased the Wealth Management general account assets. Partially offsetting the increase due to the new GIC products are the decreases due to the older GICs and other fixed annuity surrenders. In 1997 the Company decided to no longer market group pension and GIC products in the U.S. As a consequence, the block of in-force business declines as U.S. issued GICs mature and are surrendered.

o

Policyowner benefits decreased by approximately $19 million for the nine months ended September 30, 2001 as compared to 2000. As U.S. issued GICs mature and were surrendered, related reserves decreased $9 million as compared to 2000, and interest credited on deposits has also declined by $12 million despite the $9 million increase on interest credited to policyholders of the new GIC contracts. Also contributing to the decrease in policyowner benefits were lower bonus payments credited to policyholder accounts. The new annuity products credit the policyholder's account with a bonus payment upon receipt of the deposit, the expense is included in annuity payments. As a result of the reduced sales of the new annuity products, bonus payments decreased by $8 million during the nine months ending September 30, 2001 as compared to the same period in 2000. Partially offsetting these decreases to policyowner benefits were increases to death benefits paid over policyholder account balances.

o

Other operating expenses increased by $6 million during the nine months ended September 30, 2001 as compared to the same period in 2000, reflecting primarily increased costs of the continued expansion of the distribution systems and increased non-deferrable acquisition costs.

o

Amortization of DAC increased by $32 million as compared to the same period in 2000, due primarily to unfavorable market conditions. As noted above, a significant decline in the market values of variable annuities coupled with decreased net deposit activity reduced the fees based on average asset balances. The decrease in values and lower fees reduced the amount of expected future gross profits used to amortize DAC. As a result, DAC amortization as a percentage of expected future gross profits has significantly increased over the prior year period generating an increase in amortization of DAC.

Individual Protection Segment

The Company currently markets individual variable life insurance products. These products include variable universal life


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

products marketed to the corporate-owned life insurance ("COLI") market, which were first introduced in late 1997. In September 1999, the Company introduced a new variable life product as part of the Futurity product portfolio. The Company's management expects the variable life business to grow and become more significant in the future.

The net income from the Individual Protection segment increased by $3.1 million during the nine months ended September 30, 2001 as compared to the same period in 2000 due primarily to $4.1 million of increased cost of insurance charges and mortality and expense changes. During the nine months ended September 30, 2000 the Company received deposits of over $500 million into its new privately placed COLI variable life product. The deposits generated fee income that was offset by increased acquisition costs associated with the sale. In the nine months ended September 30, 2001, the Company received deposits of $130 million.

Group Protection Segment

The Group Protection segment focuses on providing life, disability and stop loss insurance to small and medium sized employers as part of those companies' employee benefit plans. This segment operates only in the state of New York through a subsidiary. Net income from the Group Protection segment for the nine months ended September 30, 2001 was comparable to the same period in 2000. Increased net investment income and realized gains and losses for the period offset decreased premium revenue resulting in only a slight change in total revenue for the nine months ended September 30, 2001 as compared to the same period of 2000. Expenses also remained flat in total for the nine months ended September 30, 2001 as compared to 2000.

Corporate Segment

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.

The net income of $20.4 million for the nine months ended September 30, 2001 was $31.9 million higher than the same period in 2000. In June of 2001 the Company purchased put options on the S&P 500 index as part of its overall risk management strategy. The change in the fair value of these options is included in investment income. Realized gains on sales of investments of $17.6 million also contributed to the increased earnings.

Three months ended September 30, 2001 compared to three months ended September 30, 2000:

Net Income

The Company's $5.6 million net loss for the third quarter was $3.5 million lower than the $9.1 million net loss for the third quarter of 2000. Unfavorable market conditions in both periods adversely affected earnings, particularly in the Wealth Management segment.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Net Income From Operations By Segment

The following table provides a summary of net income from operations by segment, which is discussed more fully below.

	Nine months ended September 30,
	2001	2000	$ Change
Wealth Management	$ (31.1)	$ (7.1)	$ (24.0)
Individual Protection	1.1	0.7	0.4
Group Protection	(0.1)	0.2	(0.3)
Corporate	24.5	(2.9)	27.4
	$ (5.6)	$ (9.1)	$ 3.5

Wealth Management Segment

The Wealth Management segment incurred a net loss for the quarter of $31.1 million. This was a $24 million decrease in earnings from the net loss of $7.1 million for the third quarter of 2000. Unrealized losses on derivatives offset by lower bonus payments paid to policyholders account for the significant decline in earnings.

Following are the major factors affecting the Wealth Management segment's results in the third quarter of 2001 as compared to the same period in 2000.
o

Net investment income and realized gains decreased by $48.7 million. As noted above, the Wealth Management investment portfolio experienced significant unrealized losses on derivative instruments that the Company uses as part of its asset-liability management programs. Interest rates declined during the quarter, and as a result, the fixed bond portfolio within Wealth Management incurred unrealized gains at September 30, 2001. However, the majority of the derivative instruments swapped fixed for floating rates and reflected unrealized losses. The swap spreads decreased more than the bond spreads increased, reducing investment income by $46 million over the same period in 2000.

o

Fee income decreased by $9 million during the quarter as compared to the third quarter of 2000. During 2000, market appreciation of the variable annuity assets and increased net deposit activity generated increased fees since they are based on the average assets held in the account. The unfavorable market conditions experienced during 2001 had the adverse effect of decreasing fees. Net deposits of annuity products during the third quarter of 2001 decreased by $614 million compared with the third quarter of 2000. Surrenders for the quarter exceeded new deposits resulting in net surrenders of $97 million of fixed and variable products versus net deposits of $517 million during the third quarter of 2000.

o

Policyowner benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $11 million during the three months ended September 30, 2001 as compared to the same period in 2000. The bonus payments credited to policyholder accounts were lower by $16 million during the third quarter of 2001 as compared to 2000 due to a decline in sales. Interest credited to policyholders of the new GIC products marketed to foreign investors increased by $9 million over the prior year quarter. These products were introduced at the end of the second quarter of 2000 and $300 million of net deposits were added at the end of the third quarter of 2000. Net deposits from inception to date were $1.0 billion as of September 30, 2001. Offsetting the increased interest credited to the new GIC policyholders were decreases in interest credited to policyholders of the older US issued GICs as the older GICs mature.

o

Other operating expenses increased by $2 million for the three months ended September 30, 2001 as compared to the same period in 2000, primarily reflecting increased costs of the continued expansion of the distribution systems and increased non-deferrable acquisition costs.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

o

Amortization of DAC for the quarter was consistent with the third quarter of 2000. Both periods reported increased amortization as a result of assumption changes made to estimated future gross profits.

Individual Protection Segment

Net income from the Individual Protection segment for the three months ended September 30, 2001 was consistent with the same period in 2000 due to a combination of factors including increased fees and lower reinsurance costs offset by decreased investment income, increased death benefits and increased other operating costs.

Group Protection Segment

Net income from the Group Protection segment during the third quarter of 2001 decreased by $0.4 million from the same period in 2000. Improvement in claims experience related to the life insurance products was offset by increased claims and increases in reserves related to the disability insurance products.

Corporate Segment

Net income for the Corporate segment was $24.5 million for the three months ended September 30, 2001, a $27.4 million increase. In June of 2001 the Company purchased put options on the S&P 500 index as part of its overall risk management strategy. The change in the fair value of these options is included in investment income. Realized gains on sales of investments of $4.0 million also contributed to the increased earnings.

FINANCIAL CONDITION & LIQUIDITY

Assets

The Company's total assets comprise those held in its general account and those held in its separate accounts. General account assets support general account liabilities. Separate accounts are investment vehicles for the Company's variable life and annuity contracts. Policyholders may choose from among various investment options offered under these contracts according to their individual needs and preferences. Policyholders assume the investment risks associated with these choices. Separate account assets are not available to fund the liabilities of the general account.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

The following table summarizes significant changes in asset balances during the nine months ended September 30, 2001. The changes are discussed below.

Assets ($ in millions)
			% Change
	September 30, 2001	December 31, 2000	2001/2000

General account assets	$ 6,312.6	$ 6,183.5	2.1%
Separate account assets	14,603.6	17,874.2	(18.3%)

Total assets	$ 20,916.2	$ 24,057.7	(13.1%)

General account assets increased by 2.1% in 2001, while variable separate account assets decreased by 18.3%. The growth in general account assets is due to the introduction of new GIC products marketed to foreign investors which had net deposits of $471 million during the nine months ended September 30, 2001. The decline in variable separate accounts as compared to the general account reflects depreciation of the funds held in the variable separate accounts as well as decreased net deposit activity.

The assets of the general account are available to support general account liabilities. For management purposes, it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities. General account assets primarily comprise cash, invested assets, and DAC, which represented essentially all of general account assets at September 30, 2001. Major types of invested asset holdings included fixed maturities, short-term investments, mortgages, real estate and other invested assets. The Company's fixed maturities, totaling $3,887.0 million, comprised 76.6% of the Company's portfolio of invested assets at September 30, 2001, and included both public and private issues. It is the Company's policy to acquire only investment-grade securities in the general account. As a result, the overall quality of the fixed maturity portfolio is high. At September 30, 2001, only 2.1% of the fixed maturity portfolio were rated below-investment-grade. Short-term investments in fixed maturity securities of $110.4 million represented 2.2% of the total portfolio. The Company's mortgage holdings amounted to $884.0 million at September 30, 2001 representing 17.4% of the total portfolio. All mortgage holdings at September 30, 2001 were in good standing. The Company believes that the high quality of its mortgage portfolio is largely attributable to its stringent underwriting standards. At September 30, 2001, investment real estate amounted to $79.7 million, representing about 1.6% of the total portfolio. The Company invests in real estate to enhance yields and, because of the long-term nature of these investments, the Company uses them for purposes of matching with products having long-term liability durations. Other invested assets amounted to $69.3 million, representing about 1.4% of the portfolio. These holdings comprised mainly leveraged lease investments. Policy loans represent the remaining 0.8% of invested assets.

Liabilities

As with assets, the proportion of variable separate account liabilities to total liabilities has been decreasing. Most of the Company's liabilities comprise reserves for life insurance and for annuity contracts and deposit funds. The Company expects the proportional trend in general account liabilities as compared to separate account liabilities to decline, because it believes that net deposits to variable products will continue to exceed net deposits for the fixed contracts associated with these liabilities. The introduction of the new GIC products has resulted in an absolute dollar increase in general account liabilities.

Capital Markets Risk Management

See Item 3, "Quantitative and Qualitative Disclosures About Market Risk", in this Quarterly Report on Form 10-Q for a discussion of the Company's capital markets risk management.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Capital resources

Capital adequacy

The National Association of Insurance Commissioners (''NAIC'') adopted regulations at the end of 1993 that established minimum capitalization requirements for insurance companies, based on risk-based capital (''RBC'') formulas applied to statutory surplus. These requirements are intended to identify undercapitalized companies, so that specific regulatory actions can be taken on a timely basis. The RBC formula for life insurance companies calculates capital requirements related to asset, insurance, interest rate, and business risks. According to the RBC calculation, the Company's capital has met its required capital at September 30, 2001 and at year-end 2000.

Liquidity

The Company's liquidity requirements are generally met by funds from operations. The Company's main uses of funds are to pay out death benefits and other maturing insurance and annuity contract obligations; to make pay-outs on contract terminations; to purchase new investments; to fund new business ventures; and to pay normal operating expenditures and taxes. The Company's main sources of funds are premiums and deposits on insurance and annuity products; proceeds from the sale of investments; income from investments; and repayments of investment principal.

In managing its general account assets in relation to its liabilities, the Company has segmented these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. Among other matters, this investment policy considers liquidity requirements and provides cash flow estimates. The Company reviews these policies quarterly.

The Company's liquidity targets are intended to enable it to meet its day-to-day cash requirements. On a quarterly basis, the Company compares its total "liquifiable" assets to its total demand liabilities. Liquifiable assets comprise cash and assets that could quickly be converted to cash should the need arise. These assets include short-term investments and other current assets and investment-grade bonds. The Company's policy is to maintain a liquidity ratio in excess of 100%. Based on its ongoing liquidity analyses, the Company believes that its available liquidity is more than sufficient to meet its liquidity needs.

OTHER MATTERS

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital. There was no gain or loss realized on this transaction. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I which holds, as an investment, the $600 million of subordinated debentures of Sun Life of Canada (U.S.) Holdings, Inc., the Company's parent. Sun Life of Canada (U.S.) Limited Partnership I also has $607.8 million of Partnership Capital Securities issued to an affiliated business trust, representing the limited partner interest.

On March 12, 2001, the Company purchased Vision Financial Corporation for approximately $5.0 million. Vision Financial Corporation, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite.

The national tragedy of September 11, 2001 has had an adverse impact on the airline, hotel and hospitality businesses. The Company has approximately $211 million of fixed maturities invested in entities associated with these industries. The Company has considered the recoverability of these investments and has recorded them at fair value, which was above cost, as of September 30, 2001 in the consolidated financials statements. The Company will continue to monitor the recoverability of these investments to determine if any other than temporary declines due to the decrease in market value are necessary. The Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there is no material claims exposure to the Company.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

This discussion covers market risks associated with investment portfolios that support the Company's general account liabilities. This discussion does not cover market risks associated with those investment portfolios that support separate account products. For these products, the policyholder, rather than the Company, assumes these market risks.

General

The assets of the general account are available to support general account liabilities. For purposes of managing these assets in relation to these liabilities, the Company notionally segments these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy statement that it has established for that segment. The policy statement covers the segment's liability characteristics and liquidity requirements, provides cash flow estimates, and sets targets for asset mix, duration, and quality. Each quarter, investment and business unit managers review these policies to ensure that the policies remain appropriate, taking into account each segment's liability characteristics.

Types of market risks

The Company's management believes that stringent underwriting standards and practices have resulted in high-quality portfolios and have the effect of limiting credit risk. It is the Company's policy, for example, not to purchase below-investment-grade securities. Also, as a matter of investment policy, the Company assumes no foreign currency or commodity risk, nor does it assume equity price risk except to the extent that it holds real estate in its portfolios. (At September 30, 2001, investment real estate holdings represented approximately 1.6% of the Company's total general account investment portfolio.) The management of interest rate risk exposure is discussed below.

Interest rate risk management

The Company's fixed interest rate liabilities are primarily supported by well diversified portfolios of fixed interest investments. They are also supported by holdings of real estate and floating rate notes. All of the fixed interest investments are held for other than trading purposes and can include publicly issued and privately placed bonds and commercial mortgage loans. Public bonds can include Treasury bonds, corporate bonds, and money market instruments. The Company's fixed income portfolios also hold securitized assets, including mortgage-backed securities ("MBS") and asset-backed securities. These securities are subject to the same standards applied to other portfolio investments, including relative value criteria and diversification guidelines. In portfolios backing interest-sensitive liabilities, the Company's practice is to limit MBS holdings to less than 10% of total portfolio assets. In all portfolios, the Company restricts MBS investments to pass-through securities issued by U.S. government agencies and to collateralized mortgage obligations, which are expected to exhibit relatively low volatility. The Company does not engage in leveraged transactions and it does not invest in the more speculative forms of these instruments such as the interest-only, principal-only, or inverse floater.

Changes in the level of domestic interest rates affect the market value of fixed interest assets and liabilities. Segments whose liabilities mainly arise from the sale of products containing interest rate guarantees for certain terms are sensitive to changes in interest rates. In these segments, the Company uses ''immunization'' strategies, which are specifically designed to minimize the loss from wide fluctuations in interest rates. The Company supports these strategies using analytical and modeling software acquired from outside vendors.

Significant features of the Company's immunization models include:
o	an economic or market value basis for both assets and liabilities;

o	an option pricing methodology;

o	the use of effective duration and convexity to measure interest rate sensitivity; and


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
o	the use of key rate durations to estimate interest rate exposure at different parts of the yield curve.

The Company's Interest Rate Risk Committee meets monthly. After reviewing duration analyses, market conditions and forecasts, the Committee develops specific asset management strategies for the interest-sensitive portfolios. These strategies may involve managing to achieve small intentional mismatches, either in terms of total effective duration or for certain key rate durations, between the liabilities and related assets of particular segments. The Company manages these mismatches to a tolerance range of plus or minus 0.5.

Asset strategies may include the use of Treasury futures or interest rate swaps to adjust the duration profiles for particular portfolios. All derivative transactions are conducted under written operating guidelines and are marked to market. Total positions and exposures are reported to the Board of Directors on a monthly basis. The counterparties to hedging transactions are major highly rated financial institutions, with respect to which the risk of the Company's incurring losses related to credit exposures is considered remote.

Liabilities categorized as financial instruments and held in the Company's general account at September 30, 2001 had a fair value of $4,423.9 million. Fixed income investments supporting those liabilities had a fair value of $5,211.2 million at that date. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets on September 30, 2001. The analysis showed that if there were an immediate decrease of 100 basis points in interest rates, the fair value of the liabilities would show a net increase of $194 million and the corresponding assets would show a net increase of $165.1 million.

By comparison, liabilities categorized as financial instruments and held in the Company's general account at December 31, 2000 had a fair value of $4,368.9 million. Fixed income investments supporting those liabilities had a fair value of $5,084.2 million at that date. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets at December 31, 2000. The analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $133.0 million and the corresponding assets would show a net decrease of $180.0 million.

The Company produced these estimates using computer models. Since these models reflect assumptions about the future, they contain an element of uncertainty. For example, the models contain assumptions about future policyholder behavior and asset cash flows. Actual policyholder behavior and asset cash flows could differ from what the models show. As a result, the models' estimates of duration and market values may not reflect what actually will occur. The models are further limited by the fact that they do not provide for the possibility that management action could be taken to mitigate adverse results. The Company believes that this limitation is one of conservatism; that is, it will tend to cause the models to produce estimates that are generally worse than one might actually expect, all other things being equal.

Based on its processes for analyzing and managing interest rate risk, the Company's management believes its exposure to interest rate changes will not materially affect its near-term financial position, results of operations, or cash flows.

Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited)

Assets:
Investments in:
AIM Variable Insurance Fund, Inc.	Shares	Cost	Value
V.I. Capital Appreciation Fund (AIM1)	2,048,328	$ 63,779,514	$ 44,489,685
V.I. Growth Fund (AIM2)	2,291,121	60,762,447	37,505,644
V.I. Growth and Income Fund (AIM3)	2,745,432	75,421,705	55,457,729
V.I. International Equity Fund (AIM4)	3,634,202	70,473,836	54,185,957
V.I. Value Fund (AIM5)	154,327	3,640,424	3,603,548
The Alger American Fund
Growth Portfolio (AL1)	2,375,835	118,103,256	87,359,452
Income and Growth Portfolio (AL2)	5,612,152	73,278,170	59,320,446
Small Capitalization Portfolio (AL3)	783,333	17,327,557	12,964,168
Alliance Variable Products Series Fund, Inc.
Growth and Income Fund (AN3)	711,622	15,334,792	15,677,023
Premier Growth Fund (AN1)	205,780	5,088,363	5,144,499
Quasar Fund (AN5)	195,445	2,176,769	1,950,541
Technology Fund (AN2)	74,009	1,252,396	1,269,256
Worldwide Privatization Fund (AN4)	26,441	314,572	321,781
Credit Suisse Institutional
Emerging Markets Portfolio (CS1)	155,201	1,897,774	1,308,345
Global Post-Venture Capital Portfolio (CS3)	59,522	991,688	578,553
International Equity Portfolio (CS2)	105,951	1,496,789	883,635
Small Company Growth Portfolio (CS4)	210,726	3,044,291	2,952,268
Fidelity Variable Insurance Products Funds
Contra Fund (FL1)	142,599	2,784,035	2,851,982
Growth Fund (FL3)	981,725	32,626,363	32,730,723
Overseas Fund (FL2)	1,741,619	23,964,328	24,051,764
Goldman Sachs Variable Insurance Trust
Capital Growth Fund (GS7)	77,634	802,142	798,856
VITsm CORE Large Cap Growth Fund	2,476,898	31,168,753	21,573,778
VITsm CORE Small Cap Equity Fund	709,993	7,380,600	7,696,324
VITsm CORE US Equity Fund	1,858,971	23,649,230	20,337,138
Growth and Income Fund (GS4)	832,073	8,730,884	7,763,245
International Equity Fund (GS5)	1,163,375	13,826,620	10,458,738
Internet Tollkeeper Fund (GS6)	74,307	331,355	335,126
INVESCO Variable Investment Funds, Inc.
Dynamics Fund (IV1)	109,368	1,327,764	1,371,474
Small Company Growth Fund (IV2)	63,413	899,665	933,440
J.P. Morgan Series Trust II
International Opportunities Portfolio (JP2)	839,400	9,496,444	7,428,692
Small Company Portfolio (JP3)	511,184	7,371,468	6,757,850
U.S. Disciplined Equity Portfolio (JP1)	1,441,929	23,036,382	18,831,589
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio (LA1)	5,641,256	131,210,335	130,369,421
International Portfolio (LA3)	53,185	335,963	332,937
Mid Cap Value (LA2)	1,534,022	22,971,636	23,700,643
MFS/Sun Life Series Trust

Capital Appreciation S Class (MFD)	36,939	704,503	737,135
Capital Appreciation Series (CAS)	1,301,023	42,696,425	25,985,299
Emerging Growth S Class (MFF)	61,028	937,947	973,048
Emerging Growth Series (EGS)	3,288,738	80,914,423	52,491,872
Government Securities S Class (MFK)	478,561	6,378,764	6,351,596
Government Securities Series (GSS)	4,006,780	52,218,373	53,197,942
High Yield S Class (MFC)	526,437	3,658,717	3,706,867
High Yield Series (HYS)	5,877,718	44,730,508	41,410,343
Massachusetts Investors Growth Stock S Class (M1B)	355,198	3,306,446	3,443,901
Massachusetts Investors Growth Stock Series (MIS)	5,700,353	75,973,656	55,285,896
Massachusetts Investors Trust S Class (MFL)	99,347	2,607,033	2,671,470
Massachusetts Investors Trust Series (MIT)	1,496,248	48,673,996	40,273,714
Money Market (MMS)	6,809,800	6,809,800	6,809,800
New Discovery S Class (M1A)	171,646	2,188,621	2,417,131
New Discovery Series (NWD)	2,422,563	35,569,556	34,145,880
Total Return S Class (MFJ)	482,833	8,444,626	8,657,514
Total Return Series (TRS)	2,633,517	48,382,840	47,279,244
Utilities S Class (MFE)	199,851	2,506,760	2,517,114
Utilities Series (UTS)	3,699,435	64,627,946	46,655,571
OCC Accumulation Trust
Equity Portfolio (OP1)	338,893	11,441,798	11,224,136
Managed Portfolio (OP4)	83,350	3,377,752	3,346,490
Mid Cap Portfolio (OP2)	1,082,224	13,992,969	14,566,731
Small Cap Portfolio (OP3)	231,622	6,742,434	7,472,124
Rydex Variable Trust
Nova Fund (RX1)	23,845	199,483	206,738
OTC Fund (RX2)	111,241	1,699,628	1,646,368
Salomon Brothers Variable Series Funds, Inc.
Capital Fund (SB1)	59,279	855,213	895,117
Investors Fund (SB2)	44,263	574,533	566,123
Strategic Bond Fund (SB3)	364,558	3,636,163	3,652,866
Total Return Fund (SB4)	383,132	4,059,161	3,980,746
Sun Capital Advisers Trust
Blue Chip Mid Cap Fund (SC5)	3,821,659	51,002,638	51,498,381
Davis Financial Fund (SC8)	762,815	8,061,223	8,000,643
Davis Venture Value Fund (SC7)	3,669,460	32,046,783	32,070,786
INVESCO Energy Fund (SCG)	90,224	759,375	773,270
INVESCO Health Sciences Fund (SCF)	426,188	4,330,492	4,363,323
INVESCO Technology Fund (SCD)	276,948	2,088,861	1,980,902
INVESCO Telecommunications Fund (SCE)	75,369	436,920	419,467
Investment Grade Bond Fund (SC2)	8,254,279	79,618,085	79,922,794
Investors Foundation Fund (SC6)	400,539	3,771,480	3,573,083
Money Market Fund (SC1)	115,307,464	115,307,464	115,307,464
Neuberger Berman Mid Cap Growth Fund (SCI)	277,676	2,548,981	2,429,298
Neuberger Berman Mid Cap Value Fund (SCH)	153,779	1,459,070	1,516,630
Real Estate Fund (SC3)	1,549,857	18,003,345	18,361,298
Select Equity Fund (SC4)	900,541	7,954,420	8,230,472
Value Equity Fund (SC9)	432,980	4,837,873	4,532,962
Value Managed Fund ( SCC)	236,010	2,574,255	2,475,203
Value Mid Cap Fund (SCA)	1,165,386	11,864,641	12,800,571
Value Small Cap Fund (SCB)	1,508,683	18,126,098	19,342,519
		$ 1,799,000,388	$ 1,553,464,092
Liability:
Payable to sponsor			(60,869)
Net assets			$ 1,553,403,223
	See notes to financial statements

Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued
	Applicable to Owners of			Reserve for
Net Assets Applicable Contract Owners:	Deferred Variable Annuity Contracts			Variable
Futurity Contracts:	Units	Unit Value	Value	Annuities	Total
AIM Variable Insurance Fund, Inc
AIM1	377,445	$10.6781	$ 4,030,443	$ 12,574	$ 4,043,017
AIM2	356,943	8.5268	3,043,663	7,425	3,051,088
AIM3	567,955	9.5897	5,446,523	5,377	5,451,900
AIM4	368,128	9.2033	3,387,874	9,372	3,397,246
The Alger American Fund
AL1	523,768	12.1917	6,385,663	13,250	6,398,913
AL2	342,981	13.6861	4,693,816	80,227	4,774,043
AL3	135,520	7.3331	993,836	-	993,836
Credit Suisse Institutional
CS1	33,041	7.9159	261,329	10,763	272,092
CS2	34,239	7.6865	263,010	-	263,010
CS3	20,242	8.3734	169,505	11,719	181,224
CS4	68,550	9.8671	676,364	-	676,364
Goldman Sachs Variable Insurance Trust
GS1	334,156	8.7762	2,932,465	26,852	2,959,317
GS2	139,154	10.7273	1,491,555	21,034	1,512,589
GS3	350,754	10.7283	3,762,873	1,261	3,764,134
GS4	255,333	8.0814	2,063,364	-	2,063,364
GS5	160,856	8.9643	1,441,955	9,095	1,451,050
J.P. Morgan Series Trust II
JP1	386,633	9.6535	3,731,071	11,410	3,742,481
JP2	75,007	8.2425	618,181	11,759	629,940
JP3	38,946	9.4377	367,211	-	367,211
Lord Abbett Series Fund, Inc.
LA1	751,073	12.1912	9,155,938	-	9,155,938
MFS/Sun Life Series Trust
CAS	475,135	9.5735	4,548,925	25,702	4,574,627
EGS	617,144	10.8690	6,707,848	20,763	6,728,611
GSS	593,532	11.9943	7,118,985	43,668	7,162,653
HYS	427,165	9.3961	4,013,658	25,678	4,039,336
MMS	598,302	11.3852	6,809,800	-	6,809,800
UTS	661,923	10.5860	7,006,943	97,948	7,104,891
OCC Accumulation Trust
OP1	491,210	10.6211	5,217,507	19,191	5,236,698
OP2	267,579	15.1861	4,062,730	19,625	4,082,355
OP3	263,678	12.1415	3,201,437	17,750	3,219,187
Salomon Brothers Variable Series Funds, Inc.
SB1	58,507	15.0967	895,117	-	895,117
SB2	46,806	12.0953	566,123	-	566,123
SB3	312,493	11.5906	3,621,260	30,406	3,651,666
SB4	377,628	10.5016	3,965,344	14,572	3,979,916
			$ 112,652,316	$ 547,421	$ 113,199,737


Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - Continued
	Applicable to Owners of			Reserve for
Futurity II Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1	971,025	$10.7052	$ 10,395,735	$ 18,056	$ 10,413,791
AIM2	1,723,304	7.7202	13,304,952	38,795	13,343,747
AIM3	2,064,005	9.3884	19,378,869	64,403	19,443,272
AIM4	1,750,456	8.8282	15,453,825	65,965	15,519,790
AIM5	7,640	8.8495	67,612	-	67,612
The Alger American Fund
AL1	2,652,347	10.7902	28,620,486	88,642	28,709,128
AL2	1,488,827	12.7372	18,963,807	139,950	19,103,757
AL3	591,126	8.0139	4,737,608	27,670	4,765,278
Alliance Variable Products Series Fund, Inc.
AN1	23,683	8.5520	202,536	-	202,536
AN2	6,363	-	51,355	-	51,355
AN3	261,464	9.2586	2,420,833	-	2,420,833
AN4	271	8.5446	2,315	-	2,315
AN5	106,292	9.4039	1,000,353	-	1,000,353
Credit Suisse Institutional Fund, Inc.					-
CS1	89,091	11.2837	1,005,365	7,760	1,013,125
CS2	67,000	8.7850	588,601	866	589,467
CS3	37,955	10.2032	387,287	3,631	390,918
CS4	178,034	12.3675	2,201,926	3,389	2,205,315
Fidelity Variable Insurance Products Funds
FL1	10,955	9.4614	103,683	-	103,683
FL2	761,375	8.0424	6,123,359	-	6,123,359
FL3	1,060,472	8.6775	9,202,723	-	9,202,723
Goldman Sachs Variable Insurance Trust
GS1	913,559	8.7775	8,019,192	40,007	8,059,199
GS2	190,152	13.0232	2,476,464	-	2,476,464
GS3	780,565	10.2766	8,021,548	91,329	8,112,877
GS4	268,295	9.0492	2,427,913	-	2,427,913
GS5	314,943	9.0410	2,847,486	28,058	2,875,544
GS6	175	7.2056	1,265	-	1,265
GS7	1,822	8.8162	16,069	-	16,069
INVESCO Variable Investment Funds, Inc.
IV1	4,782	8.0662	38,929	-	38,929
IV2	2,037	8.8373	18,004	-	18,004
J.P. Morgan Series Trust II
JP1	855,975	9.5446	8,170,223	73,213	8,243,436
JP2	269,728	9.3656	2,525,537	7,577	2,533,114
JP3	174,787	12.2521	2,141,482	4,515	2,145,997
Lord Abbett Series Fund, Inc.
LA1	2,706,650	12.8063	34,662,981	50,718	34,713,699
LA2	516,528	10.3719	5,358,372	-	5,358,372
LA3	-	-	-	-	-
MFS/Sun Life Series Trust
CAS	891,436	9.3559	8,340,730	38,477	8,379,207
EGS	1,764,833	10.0550	17,742,517	61,946	17,804,463
GSS	1,475,424	11.2806	16,639,300	51,112	16,690,412
HYS	1,367,270	9.7058	13,269,061	59,502	13,328,563
MIS	1,704,508	8.7652	14,939,648	43,469	14,983,117
MIT	1,491,783	8.4723	12,638,384	61,807	12,700,191
NWD	608,129	14.6303	8,897,903	7,757	8,905,660
TRS	1,120,957	11.1294	12,477,439	71,944	12,549,383
UTS	1,349,145	10.7347	14,484,096	185,304	14,669,400
OCC Accumulation Trust
OP1	479,567	10.6264	5,096,146	12,563	5,108,709
OP2	371,011	16.6051	6,160,665	38,168	6,198,833
OP3	181,826	15.2143	2,766,154	24,352	2,790,506
OP4	254,421	11.0623	2,814,518	-	2,814,518
Rydex Variable Trust
RX1	1,253	-	10,352	-	10,352
RX2	1,213	7.9375	9,622	-	9,622
Sun Capital Advisers Trust
SC1	2,302,744	11.0202	25,387,586	243,476	25,631,062
SC2	1,860,679	11.2097	20,849,616	259,253	21,108,869
SC3	372,457	13.7193	5,111,509	9,123	5,120,632
SC4	178,981	9.1216	1,632,204	6,500	1,638,704
SC5	644,981	14.6149	9,425,208	9,763	9,434,971
SC6	113,442	9.2544	1,049,929	12,415	1,062,344
SC7	169,936	8.6311	1,509,009	71,133	1,580,142
SC8	63,603	10.3750	668,994	-	668,994
SC9	39,884	9.1363	366,022		366,022
SCA	41,353	10.3043	470,672		470,672
SCB	391,359	10.7165	4,229,074		4,229,074
SCC	20,663	9.1340	189,566		189,566
SCD	1,418	7.0852	10,226	-	10,226
SCE	901	5.5130	4,975	-	4,975
SCF	73,312	10.1419	743,964	-	743,964
SCG	7,627	8.5014	64,953	-	64,953
SCH	18,174	9.8024	178,131	-	178,131
SCI	55,909	8.6664	484,883	-	484,883
			$ 419,601,751	$ 2,022,608	$ 421,624,359

	See notes to financial statements


Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued
	Applicable to Owners of			Reserve for
Futurity Focus Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1	51,961	$ 9.7401	$ 506,129	$ -	$ 506,129
AIM2	101,644	6.5105	661,785	-	661,785
AIM3	117,787	7.9601	937,634	45,529	983,163
AIM4	84,003	8.5036	714,346	-	714,346
The Alger American Fund
AL1	112,241	8.7955	987,218	51,135	1,038,353
AL2	84,103	11.0010	925,238	-	925,238
AL3	41,509	7.2188	299,651	-	299,651
Credit Suisse Institutional Fund, Inc.
CS1	2,058	11.1384	22,915	-	22,915
CS2	3,679	8.4673	31,133	-	31,133
CS3	518	9.0915	4,706	-	4,706
CS4	5,920	11.8952	70,418	-	70,418
Goldman Sachs Variable Insurance Trust
GS1	17,248	7.5709	130,585	-	130,585
GS2	6,817	13.1097	89,359	-	89,359
GS3	31,091	8.9259	277,521	-	277,521
GS4	32,281	8.6248	278,425	-	278,425
GS5	65,299	8.4696	553,070	-	553,070
J.P. Morgan Series Trust II
JP1	20,535	8.7021	178,700	47,252	225,952
JP2	46,409	8.6152	399,679	-	399,679
JP3	12,526	12.1442	152,128	-	152,128
Lord Abbett Series Fund, Inc.
LA1	135,962	11.7564	1,598,435	-	1,598,435
MFS/Sun Life Series Trust
CAS	54,457	8.4664	461,084	-	461,084
EGS	114,175	8.6993	993,792	50,152	1,043,944
GSS	54,736	11.5464	632,032	-	632,032
HYS	72,562	9.4328	684,472	-	684,472
MIS	121,172	8.8268	1,069,747	51,149	1,120,896
MIT	118,204	8.5318	1,008,374	-	1,008,374
NWD	31,253	14.7332	460,425	-	460,425
TRS	44,996	11.2076	504,212	-	504,212
UTS	72,646	10.2403	744,628	-	744,628
OCC Accumulation Trust
OP1	29,536	10.1673	300,304	-	300,304
OP2	22,707	16.4599	373,761	-	373,761
OP3	14,408	16.3483	235,575	-	235,575
OP4	10,624	10.5251	111,782	-	111,782
Sun Capital Advisers Trust
SC1	86,057	11.0156	947,819	-	947,819
SC2	148,113	11.2981	1,672,634	-	1,672,634
SC3	7,813	14.6892	114,732	-	114,732
SC4	7,155	9.1777	65,683	-	65,683
SC5	37,885	14.7048	557,120	-	557,120
SC6	8,643	9.3113	80,485	-	80,485
SC7	18,232	8.6647	159,370	-	159,370
SC8	1,214	10.4154	12,813	-	12,813
			$ 20,009,919	$ 245,217	$ 20,255,136
				-
	See notes to financial statements


Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued
	Applicable to Owners of			Reserve for
Futurity Accolade Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1 - Level 1	404,268	$ 9.1242	$ 3,688,629	$ -	$ 3,688,629
AIM1 - Level 2	592,086	9.1004	5,389,688	14,101	5,403,789
AIM1 - Level 3	558,578	9.0845	5,074,427	-	5,074,427
AIM1 - Level 4	84,473	9.0607	765,385	-	765,385
AIM2 - Level 1	418,762	6.4436	2,698,347	-	2,698,347
AIM2 - Level 2	584,677	6.4268	3,758,202	10,785	3,768,987
AIM2 - Level 3	483,784	6.4156	3,103,763	-	3,103,763
AIM2 - Level 4	140,250	6.3987	897,423	-	897,423
AIM3 - Level 1	349,444	8.1476	2,847,141	-	2,847,141
AIM3 - Level 2	510,706	8.1263	4,150,967	14,371	4,165,338
AIM3 - Level 3	388,252	8.1122	3,149,573	-	3,149,573
AIM3 - Level 4	169,180	8.0909	1,368,815	-	1,368,815
AIM4 -Level 1	522,237	7.5648	3,950,608	-	3,950,608
AIM4 -Level 2	652,050	7.5450	4,920,875	12,763	4,933,638
AIM4 -Level 3	516,971	7.5319	3,893,761	-	3,893,761
AIM4 -Level 4	181,054	7.5121	1,360,097	-	1,360,097
AIM5 -Level 1	21,683	8.8465	191,818	-	191,818
AIM5 -Level 2	26,666	8.8375	235,671	-	235,671
AIM5 -Level 3	31,887	8.8315	281,610	-	281,610
AIM5 -Level 4	16,925	8.8225	149,321	-	149,321
The Alger American Fund
AL1 - Level 1	595,202	9.1190	5,427,652	-	5,427,652
AL1 - Level 2	788,725	9.0952	7,171,850	16,052	7,187,902
AL1 - Level 3	434,498	9.0794	3,944,973	-	3,944,973
AL1 - Level 4	149,964	9.0556	1,358,010	-	1,358,010
AL2 - Level 1	422,986	11.4725	4,852,720	-	4,852,720
AL2 - Level 2	381,862	11.4426	4,369,107	17,889	4,386,996
AL2 - Level 3	429,521	11.4227	4,906,285	-	4,906,285
AL2 - Level 4	85,598	11.3928	975,200	-	975,200
AL3 - Level 1	136,983	6.6714	913,870	-	913,870
AL3 - Level 2	290,066	6.6540	1,927,823	11,130	1,938,953
AL3 - Level 3	108,735	6.6424	722,259	-	722,259
AL3 - Level 4	47,965	6.6249	317,767	-	317,767
Alliance Variable Insurance Trust
AN1 - Level 1	26,141	8.5491	223,480	-	223,480
AN1 - Level 2	27,141	8.5403	231,797	-	231,797
AN1 - Level 3	60,781	8.5345	518,736	-	518,736
AN1 - Level 4	16,124	8.5258	137,469	-	137,469
AN2 - Level 1	4,401	8.0690	35,511	-	35,511
AN2 - Level 2	4,753	8.0608	38,321	-	38,321
AN2 - Level 3	8,494	8.0553	68,422	-	68,422
AN2 - Level 4	8,239	8.0470	66,302	-	66,302
AN3 - Level 1	153,121	9.2554	1,417,204	-	1,417,204
AN3 - Level 2	83,662	9.2460	773,575	-	773,575
AN3 - Level 3	168,454	9.2397	1,556,470	-	1,556,470
AN3 - Level 4	58,471	9.2302	539,706	-	539,706
AN4 - Level 1	2,793	8.5417	23,856	-	23,856
AN4 - Level 2	1,533	8.5330	13,088	-	13,088
AN4 - Level 3	-	-	-	-	-
AN4 - Level 4	4,851	8.5184	41,325	-	41,325
AN5 - Level 1	24,698	9.4007	232,223	-	232,223
AN5 - Level 2	178	9.3912	1,669	-	1,669
AN5 - Level 3	3,271	9.3848	30,701	-	30,701
AN5 - Level 4	176	9.3752	1,648	-	1,648
Fidelity Variable Insurance Products Funds
FL1 - Level 1	22,299	9.4582	210,904	-	210,904
FL1 - Level 2	19,771	9.4485	186,808	-	186,808
FL1 - Level 3	15,539	9.4420	146,717	-	146,717
FL1 - Level 4	15,458	9.4325	145,806	-	145,806
FL2 - Level 1	187,551	8.0396	1,507,849	-	1,507,849
FL2 - Level 2	164,066	8.0314	1,317,687	-	1,317,687
FL2 - Level 3	225,636	8.0260	1,810,949	-	1,810,949
FL2 - Level 4	110,150	8.0177	883,152	-	883,152
FL3 - Level 1	255,945	8.6745	2,220,219	-	2,220,219
FL3 - Level 2	201,441	8.6657	1,745,620	-	1,745,620
FL3 - Level 3	232,466	8.6598	2,013,110	-	2,013,110
FL3 - Level 4	132,166	8.6509	1,143,352	-	1,143,352
Goldman Sachs Variable Insurance Trust
GS1 -Level 1	170,439	7.5251	1,282,577	-	1,282,577
GS1 -Level 2	224,721	7.5055	1,686,939	-	1,686,939
GS1 -Level 3	221,641	7.4924	1,660,623	-	1,660,623
GS1 -Level 4	29,392	7.4727	219,640	-	219,640
GS2 - Level 1	38,999	12.4337	484,899	-	484,899
GS2 - Level 2	60,241	12.4013	747,043	-	747,043
GS2 - Level 3	36,913	12.3797	456,966	-	456,966
GS2 - Level 4	3,505	12.3472	43,279	-	43,279
GS3 - Level 1	115,796	9.1000	1,053,744	-	1,053,744
GS3 - Level 2	167,483	9.0763	1,520,191	-	1,520,191
GS3 - Level 3	101,618	9.0605	920,711	-	920,711
GS3 - Level 4	20,439	9.0367	184,702	-	184,702
GS4 - Level 1	92,584	9.4039	870,650	-	870,650
GS4 - Level 2	73,571	9.3794	690,108	-	690,108
GS4 - Level 3	40,638	9.3631	380,499	-	380,499
GS4 - Level 4	5,914	9.3385	55,226	-	55,226
GS5 - Level 1	133,185	7.9292	1,056,053	-	1,056,053
GS5 - Level 2	149,556	7.9085	1,182,826	-	1,182,826
GS5 - Level 3	59,152	7.8948	466,993	-	466,993
GS5 - Level 4	13,543	7.8740	106,639	-	106,639
GS6 - Level 1	2,090	7.2031	15,054	-	15,054
GS6 - Level 2	2,598	7.1958	18,696	-	18,696
GS6 - Level 3	-	-	-	-	-
GS6 - Level 4	2,077	7.1835	14,920	-	14,920
GS7 - Level 1	5,603	8.8132	49,384	-	49,384
GS7 - Level 2	2,637	8.8042	23,217	-	23,217
GS7 - Level 3	1,443	8.7982	12,699	-	12,699
GS7 - Level 4	3,320	8.7892	29,176	-	29,176
INVESCO Variable Investment Fund, Inc.
IV - Level 1	4,161	8.0634	33,554	-	33,554
IV - Level 2	14,391	8.0552	115,938	-	115,938
IV - Level 3	26,258	8.0497	211,370	-	211,370
IV - Level 4	5,543	8.0415	44,572	-	44,572
IV2 - Level 1	3,029	8.8343	26,763	-	26,763
IV2 - Level 2	15,353	8.8252	135,501	-	135,501
IV2 - Level 3	2,897	8.8192	25,553	-	25,553
IV2 - Level 4	2,236	8.8102	19,699	-	19,699
J.P. Morgan Series Trust II
JP1 - Level 1	99,457	8.7824	873,476	-	873,476
JP1 - Level 2	111,420	8.7595	976,113	-	976,113
JP1 - Level 3	34,848	8.7443	304,719	-	304,719
JP1 - Level 4	231,789	8.7213	2,021,506	-	2,021,506
JP2 - Level 1	96,812	7.7775	752,962	-	752,962
JP2 - Level 2	117,806	7.7572	914,316	-	914,316
JP2 - Level 3	57,419	7.7437	444,641	-	444,641
JP2 - Level 4	10,107	7.7234	78,063	-	78,063
JP3 - Level 1	51,579	10.8609	560,197	-	560,197
JP3 - Level 2	101,183	10.8326	1,096,191	-	1,096,191
JP3 - Level 3	48,113	10.8137	520,274	-	520,274
JP3 - Level 4	19,146	10.7853	206,501	-	206,501
Lord Abbett Series Fund, Inc.
LA1 - Level 1	571,453	11.9745	6,842,860	24,767	6,867,627
LA1 - Level 2	677,097	11.9433	8,087,295	-	8,087,295
LA1 - Level 3	675,576	11.9225	8,054,561	-	8,054,561
LA1 - Level 4	453,934	11.8913	5,397,864	-	5,397,864
LA2 - Level 1	144,185	10.3684	1,494,966	-	1,494,966
LA2 - Level 2	107,128	10.3578	1,109,675	-	1,109,675
LA2 - Level 3	112,504	10.3508	1,164,513	-	1,164,513
LA2 - Level 4	74,670	10.3402	772,108	-	772,108
LA3 - Level 1	2,079	7.8719	16,368	-	16,368
LA3 - Level 2	-	-	-	-	-
LA3 - Level 3	216	7.8585	1,701	-	1,701
LA3 - Level 4	387	7.8504	3,036	-	3,036
MFS/Sun Life Series Trust
CAS - Level 1	191,038	8.6375	1,650,095	-	1,650,095
CAS - Level 2	211,067	8.6150	1,816,715	-	1,816,715
CAS - Level 3	198,658	8.6000	1,708,449	-	1,708,449
CAS - Level 4	24,375	8.5774	209,073	-	209,073
EGS - Level 1	521,856	8.1556	4,256,035	-	4,256,035
EGS - Level 2	747,965	8.1343	6,084,618	-	6,084,618
EGS - Level 3	463,022	8.1201	3,759,777	-	3,759,777
EGS - Level 4	52,022	8.0988	421,311	-	421,311
GSS - Level 1	271,555	11.6972	3,176,440	-	3,176,440
GSS - Level 2	301,605	11.6668	3,519,095	-	3,519,095
GSS - Level 3	182,148	11.6465	2,121,383	-	2,121,383
GSS - Level 4	33,311	11.6160	386,935	-	386,935
HYS - Level 1	302,577	9.4783	2,867,913	-	2,867,913
HYS - Level 2	330,231	9.4536	3,122,878	-	3,122,878
HYS - Level 3	178,539	9.4371	1,684,895	-	1,684,895
HYS - Level 4	47,414	9.4124	446,280	-	446,280
MIA - Level 1	7,517	10.3009	77,429	-	77,429
MIA - Level 2	1,773	10.2955	18,214	-	18,214
MIA - Level 3	1,025	10.2918	10,545	-	10,545
MIA - Level 4	5,035	10.2864	51,789	-	51,789
M1B - Level 1	26,405	9.7687	257,823	-	257,823
M1B - Level 2	4,478	9.7636	43,726	-	43,726
M1B - Level 3	4,881	9.7602	47,644	-	47,644
M1B - Level 4	4,082	9.7550	39,818	-	39,818
MFC - Level 1	14,842	9.8804	146,796	-	146,796
MFC - Level 2	9,775	9.8752	96,526	-	96,526
MFC - Level 3	17,007	9.8717	167,891	-	167,891
MFC - Level 4	48,874	9.8665	482,214	-	482,214
MFD - Level 1	1,782	9.7147	17,299	-	17,299
MFD - Level 2	106	9.7096	1,026	-	1,026
MFE - Level 1	3,741	8.9236	33,388	-	33,388
MFE - Level 2	16,298	8.9189	145,386	-	145,386
MFE - Level 3	4,149	8.9158	36,993	-	36,993
MFE - Level 4	20,490	8.9110	182,587	-	182,587
MFF - Level 1	25,552	9.7072	248,058	-	248,058
MFF - Level 2	558	9.7021	5,418	-	5,418
MFF - Level 4	2,528	9.6936	24,507	-	24,507
MFJ - Level 1	37,438	9.9609	372,912	-	372,912
MFJ - Level 2	29,895	9.9556	297,711	-	297,711
MFJ - Level 3	53,325	9.9522	530,702	-	530,702
MFJ - Level 4	53,569	9.9469	532,843	-	532,843
MFK - Level 1	9,783	10.1131	98,941	-	98,941
MFK - Level 2	44,637	10.1078	451,057	-	451,057
MFK - Level 3	33,913	10.1043	342,671	-	342,671
MFK - Level 4	24,372	10.0990	246,133	-	246,133
MFL - Level 1	12,148	9.6642	117,428		117,428
MFL - Level 1	4,834	9.6591	46,690		46,690
MFL - Level 1	50,820	9.6557	490,700		490,700
MFL - Level 1	8,725	9.6506	84,203		84,203
MIS - Level 1	392,962	8.9716	3,525,500	-	3,525,500
MIS - Level 2	597,925	8.9482	5,348,786	-	5,348,786
MIS - Level 3	518,287	8.9326	4,629,651	-	4,629,651
MIS - Level 4	118,221	8.9092	1,053,255	-	1,053,255
MIT - Level 1	315,386	9.3487	2,948,433	-	2,948,433
MIT - Level 2	393,588	9.3243	3,670,059	-	3,670,059
MIT - Level 3	377,859	9.3081	3,517,135	-	3,517,135
MIT - Level 4	79,965	9.2837	742,367	-	742,367
NWD - Level 1	179,957	14.6705	2,640,057	-	2,640,057
NWD - Level 2	273,056	14.6322	3,994,993	-	3,994,993
NWD - Level 3	197,691	14.6068	2,887,629	-	2,887,629
NWD - Level 4	34,159	14.5684	497,640	-	497,640
TRS - Level 1	304,795	11.9227	3,633,995	26,100	3,660,095
TRS - Level 2	463,198	11.8917	5,507,489	-	5,507,489
TRS - Level 3	253,585	11.8710	3,010,308	-	3,010,308
TRS - Level 4	72,725	11.8399	861,062	-	861,062
UTS - Level 1	325,547	9.4609	3,079,955	16,636	3,096,591
UTS - Level 2	489,348	9.4362	4,617,576	-	4,617,576
UTS - Level 3	235,151	9.4198	2,212,928	-	2,212,928
UTS - Level 4	88,937	9.3951	835,571	-	835,571
OCC Accumulation Trust
OP1 - Level 1	19,808	10.6338	212,401	-	212,401
OP1 - Level 2	13,280	10.6061	140,853	-	140,853
OP1 - Level 3	14,397	10.5877	152,430	-	152,430
OP1 - Level 4	6,893	10.5599	72,795	-	72,795
OP2 - Level 1	80,882	16.3655	1,323,677	-	1,323,677
OP2 - Level 2	92,396	16.3229	1,508,187	-	1,508,187
OP2 - Level 3	59,759	16.2945	973,736	-	973,736
OP2 - Level 4	6,392	16.2518	103,884	-	103,884
OP3 - Level 1	17,916	16.0106	286,840	-	286,840
OP3 - Level 2	46,852	15.9689	748,851	-	748,851
OP3 - Level 3	6,271	15.9411	99,975	-	99,975
OP3 - Level 4	5,655	15.8994	89,906	-	89,906
OP4 - Level 1	26,412	10.7277	283,342	-	283,342
OP4 - Level 2	12,616	10.6997	134,994	-	134,994
OP4 - Level 4	174	10.6531	1,854	-	1,854
Rydex Variable Trust
RX1 - Level 1	16	8.2573	129	-	129
RX1 - Level 2	1,676	8.2488	13,827	-	13,827
RX1 - Level 3	1,940	8.2432	15,992	-	15,992
RX1 - Level 4	2,412	8.2348	19,860	-	19,860
RX2 - Level 1	6,973	7.9348	55,333	-	55,333
RX2 - Level	11,082	7.9267	87,826	-	87,826
RX2 - Level 3	22,364	7.9213	177,150	-	177,150
RX2 - Level 4	5,153	7.9131	40,777	-	40,777
Sun Capital Advisers Trust
SC1 - Level 1	1,233,229	10.7349	13,238,569	-	13,238,569
SC1 - Level 2	1,942,076	10.7069	20,791,230	-	20,791,230
SC1 - Level 3	801,224	10.6883	8,563,706	-	8,563,706
SC1 - Level 4	113,904	10.6603	1,214,246	-	1,214,246
SC2 - Level 1	581,035	11.4715	6,665,355	-	6,665,355
SC2 - Level 2	552,746	11.4416	6,318,646	-	6,318,646
SC2 - Level 3	450,063	11.4217	5,140,488	-	5,140,488
SC2 - Level 4	272,819	11.3918	3,107,898	-	3,107,898
SC3 - Level 1	97,704	14.7767	1,443,741	-	1,443,741
SC3 - Level 2	80,220	14.7382	1,182,461	-	1,182,461
SC3 - Level 3	76,543	14.7126	1,126,148	-	1,126,148
SC3 - Level 4	43,197	14.6741	633,869	-	633,869
SC4 - Level 1	44,076	9.9482	438,480	-	438,480
SC4 - Level 2	123,178	9.9222	1,223,912	-	1,223,912
SC4 - Level 3	143,103	9.9050	1,417,431	-	1,417,431
SC4 - Level 4	23,923	9.8790	236,334	-	236,334
SC5 - Level 1	251,592	15.5116	3,902,583	-	3,902,583
SC5 - Level 2	418,350	15.4711	6,471,066	-	6,471,066
SC5 - Level 3	258,645	15.4442	3,994,559	-	3,994,559
SC5 - Level 4	146,226	15.4037	2,252,421	-	2,252,421
SC6 - Level 1	6,553	10.0098	65,596	-	65,596
SC6 - Level 2	32,747	9.9837	327,027	-	327,027
SC6 - Level 3	34,231	9.9663	341,154	-	341,154
SC6 - Level 4	9,231	9.9402	91,757	-	91,757
SC7 - Level 1	153,630	8.6247	1,325,018	-	1,325,018
SC7 - Level 2	217,157	8.6056	1,869,938	-	1,869,938
SC7 - Level 3	255,374	8.5929	2,194,389	-	2,194,389
SC7 - Level 4	99,065	8.5737	849,350	-	849,350
SC8 - Level 1	50,731	10.3673	525,942	-	525,942
SC8 - Level 2	49,367	10.3444	510,682	-	510,682
SC8 - Level 3	38,310	10.3291	395,703	-	395,703
SC8 - Level 4	48,921	10.3060	504,179	-	504,179
SC9 - Level 1	26,105	10.8135	282,285	-	282,285
SC9 - Level 2	31,387	10.7896	338,660	-	338,660
SC9 - Level 3	38,371	10.7736	413,394	-	413,394
SC9 - Level 4	14,079	10.7496	151,339	-	151,339
SCA - Level 1	96,665	10.8136	1,045,292	-	1,045,292
SCA - Level 2	76,711	10.7896	827,573	-	827,573
SCA - Level 3	59,407	10.7736	640,029	-	640,029
SCA - Level 4	32,644	10.7496	350,915	-	350,915
SCB - Level 1	125,898	12.9971	1,635,080	-	1,635,080
SCB - Level 2	67,696	12.9683	877,905	-	877,905
SCB - Level 3	74,143	12.9492	960,086	-	960,086
SCB - Level 4	62,496	12.9203	807,471	-	807,471
SCC - Level 1	2,831	10.4670	29,630	-	29,630
SCC - Level 2	48,976	10.4438	511,389	-	511,389
SCC - Level 3	14,613	10.4283	152,385	-	152,385
SCC - Level 4	13,973	10.4051	145,388	-	145,388
SCD - Level 1	378	7.0828	2,680	-	2,680
SCD - Level 2	3,565	7.0755	25,245	-	25,245
SCD - Level 3	12,997	7.0707	91,899	-	91,899
SCD - Level 4	6,994	7.0635	49,400	-	49,400
SCE - Level 3	4,388	5.5017	24,144	-	24,144
SCE - Level 4	19,073	5.4961	104,828	-	104,828
SCF - Level 1	21,640	10.1385	219,400	-	219,400
SCF - Level 2	11,403	10.1282	115,507	-	115,507
SCF - Level 3	16,871	10.1213	170,759	-	170,759
SCF - Level 4	22,828	10.1109	230,815	-	230,815
SCG - Level 1	7,078	8.4985	60,125	-	60,125
SCG - Level 2	4,039	8.4898	34,288	-	34,288
SCG - Level 3	5,444	8.4841	46,187	-	46,187
SCG - Level 4	4,428	8.4754	37,533	-	37,533
SCH - Level 1	10,932	9.7991	107,139	-	107,139
SCH - Level 2	2,329	9.7891	22,800	-	22,800
SCH - Level 3	7,911	9.7825	77,394	-	77,394
SCH - Level 4	5,329	9.7725	52,082	-	52,082
SCI - Level 1	16,751	8.6634	145,120	-	145,120
SCI - Level 2	32,815	8.6546	283,968	-	283,968
SCI - Level 3	14,930	8.6487	129,124	-	129,124
SCI - Level 4	19,490	8.6398	168,386	-	168,386
			$ 384,057,113	$ 164,594	$ 384,221,707
	See notes to financial statements

Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued
	Applicable to Owners of			Reserve for
Futurity Focus II Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1 - Level 3	80,755	$ 5.7544	$ 464,748	$ -	$ 464,748
AIM1 - Level 4	62,559	5.7416	359,189	-	359,189
AIM1 - Level 5	75,175	5.7331	430,986	-	430,986
AIM1 - Level 6	22,439	5.7203	128,357	-	128,357
AIM2 - Level 3	77,656	4.5564	353,877	-	353,877
AIM2 - Level 4	99,330	4.5462	451,574	-	451,574
AIM2 - Level 5	89,100	4.5395	404,469	-	404,469
AIM2 - Level 6	6,311	4.5294	28,584	-	28,584
AIM3 - Level 3	88,603	5.9731	529,289	-	529,289
AIM3 - Level 4	66,244	5.9598	394,804	-	394,804
AIM3 - Level 5	70,301	5.9510	418,361	-	418,361
AIM3 - Level 6	15,992	5.9377	94,957	-	94,957
AIM4 - Level 3	135,118	5.9063	798,044	-	798,044
AIM4 - Level 4	223,459	5.8932	1,316,978	-	1,316,978
AIM4 - Level 5	105,821	5.8844	622,693	-	622,693
AIM4 - Level 6	10,195	5.8713	59,856	-	59,856
AIM5 - Level 1	12,557	8.8645	111,311	-	111,311
AIM5 - Level 3	20,399	8.8495	180,523	-	180,523
AIM5 - Level 4	4,960	8.8405	43,851	-	43,851
AIM5 - Level 5	7,543	8.8345	66,638	-	66,638
AIM5 - Level 6	15,558	8.8255	137,305	-	137,305
The Alger American Fund
AL1 - Level 3	93,641	6.7375	630,922	-	630,922
AL1 - Level 4	22,845	6.7225	153,576	-	153,576
AL1 - Level 5	51,588	6.7126	346,287	-	346,287
AL1 - Level 6	30,122	6.6976	201,744	-	201,744
AL2 - Level 1	12,421	7.5326	93,563	-	93,563
AL2 - Level 3	60,765	7.5048	456,040	-	456,040
AL2 - Level 4	69,424	7.4881	519,856	-	519,856
AL2 - Level 5	44,664	7.4770	333,957	-	333,957
AL2 - Level 6	34,299	7.4604	255,887	-	255,887
AL3 - Level 1	9,522	4.8612	46,290	-	46,290
AL3 - Level 3	16,454	4.8432	79,692	-	79,692
AL3 - Level 4	7,262	4.8324	35,092	-	35,092
AL3 - Level 5	13,641	4.8252	65,823	-	65,823
Alliance Variable Products Series Fund, Inc.
AN1 - Level 1	14,109	8.5665	120,870	-	120,870
AN1 - Level 3	13,423	8.5520	114,789	-	114,789
AN1 - Level 4	10,054	8.5432	85,896	-	85,896
AN1 - Level 5	13,210	8.5375	112,783	-	112,783
AN1 - Level 6	15,160	8.5287	129,294	-	129,294
AN2 - Level 3	11,035	8.0717	89,077	-	89,077
AN2 - Level 4	11,277	8.0635	90,934	-	90,934
AN2 - Level 5	6,525	8.0580	52,581	-	52,581
AN2 - Level 6	1,155	8.0498	9,298	-	9,298
AN3 - Level 3	30,309	9.2586	280,628	-	280,628
AN3 - Level 4	22,804	9.2491	210,915	-	210,915
AN3 - Level 5	40,619	9.2428	375,439	-	375,439
AN3 - Level 6	35,568	9.2334	328,411	-	328,411
AN4 - Level 3	1,433	8.5446	12,236	-	12,236
AN4 - Level 5	3,252	8.5301	27,738	-	27,738
AN5 - Level 4	1,896	9.3944	17,817	-	17,817
AN5 - Level 6	341	9.3784	3,197	-	3,197
Fidelity Variable Insurance Products Funds
FL1 - Level 3	15,808	9.4614	149,563	-	149,563
FL1 - Level 4	11,437	9.4517	108,099	-	108,099
FL1 - Level 5	6,225	9.4453	58,795	-	58,795
FL1 - Level 6	4,091	9.4357	38,606	-	38,606
FL2 - Level 1	5,533	8.0560	44,571	-	44,571
FL2 - Level 3	77,993	8.0424	627,249	-	627,249
FL2 - Level 4	33,963	8.0342	272,868	-	272,868
FL2 - Level 5	44,128	8.0287	354,288	-	354,288
FL2 - Level 6	21,750	8.0205	174,444	-	174,444
FL3 - Level 3	88,471	8.6775	767,701	-	767,701
FL3 - Level 4	94,541	8.6686	819,523	-	819,523
FL3 - Level 5	42,308	8.6627	366,507	-	366,507
FL3 - Level 6	17,029	8.6539	147,363	-	147,363
Goldman Sachs Variable Insurance Trust
GS1 - Level 3	15,816	5.5213	87,334	-	87,334
GS1 - Level 4	25,427	5.5090	140,078	-	140,078
GS1 - Level 5	51,656	5.5008	284,150	-	284,150
GS1 - Level 6	2,361	5.4886	12,959	-	12,959
GS2 - Level 3	10,409	9.5791	99,704	-	99,704
GS2 - Level 4	5,528	9.5579	52,837	-	52,837
GS2 - Level 5	12,639	9.5437	120,626	-	120,626
GS3 - Level 3	11,328	7.5590	85,636	-	85,636
GS3 - Level 4	15,510	7.5422	116,979	-	116,979
GS3 - Level 5	8,308	7.5310	62,570	-	62,570
GS3 - Level 6	717	7.5143	5,390	-	5,390
GS4 - Level 3	10,740	8.1152	87,163	-	87,163
GS4 - Level 4	3,641	8.0972	29,482	-	29,482
GS4 - Level 5	15,838	8.0852	128,055	-	128,055
GS5 - Level 3	18,035	6.5977	119,002	-	119,002
GS5 - Level 4	25,892	6.5830	170,451	-	170,451
GS5 - Level 5	8,477	6.5733	55,724	-	55,724
GS5 - Level 6	7,131	6.5586	46,768	-	46,768
GS6 - Level 3	188	7.2056	1,351	-	1,351
GS6 - Level 4	512	7.1982	3,685	-	3,685
GS7 - Level 3	323	8.8162	2,846	-	2,846
GS7 - Level 4	715	8.8072	6,295	-	6,295
GS7 - Level 6	8,089	8.7922	71,122	-	71,122
INVESCO Variable Investment Funds, Inc.
IV1 - Level 3	1,092	8.0662	8,812	-	8,812
IV1 - Level 4	534	8.0579	4,304	-	4,304
IV1 - Level 5	10,117	8.0525	81,466	-	81,466
IV2 - Level 3	12,335	8.8373	109,015	-	109,015
IV2 - Level 4	2,805	8.8282	24,760	-	24,760
IV2 - Level 5	3,111	8.8223	27,449	-	27,449
IV2 - Level 6	608	8.8132	5,363	-	5,363
J.P. Morgan Series Trust II
JP1 - Level 3	1,896	7.4673	14,161	-	14,161
JP1 - Level 4	3,199	7.4508	23,835	-	23,835
JP1 - Level 5	23,952	7.4398	178,200	-	178,200
JP1 - Level 6	26,958	7.4232	200,120	-	200,120
JP2 - Level 3	23,563	6.8260	160,850	-	160,850
JP2 - Level 4	18,554	6.8108	126,368	-	126,368
JP2 - Level 5	8,420	6.8007	57,262	-	57,262
JP3 - Level 3	9,390	7.7245	72,540	-	72,540
JP3 - Level 4	9,739	7.7073	75,060	-	75,060
JP3 - Level 5	1,413	7.6959	10,872	-	10,872
Lord Abbett Series Fund, Inc.
LA1 - Level 3	164,405	10.4950	1,725,447	-	1,725,447
LA1 - Level 4	148,326	10.4718	1,553,231	-	1,553,231
LA1 - Level 5	102,080	10.4563	1,067,373	-	1,067,373
LA1 - Level 6	66,402	10.4330	692,771	-	692,771
LA2 - Level 1	10,072	10.3895	104,644	-	104,644
LA2 - Level 3	45,064	10.3719	467,399	-	467,399
LA2 - Level 4	38,248	10.3614	396,297	-	396,297
LA2 - Level 5	32,750	10.3543	339,103	-	339,103
LA2 - Level 6	17,653	10.3438	182,599	-	182,599
LA3 - Level 3	112	7.8745	883	-	883
LA3 - Level 6	2,991	7.8531	23,489	-	23,489
MFS/Sun Life Series Trust
CAS - Level 3	19,639	5.7164	112,298	-	112,298
CAS - Level 4	23,553	5.7037	134,340	-	134,340
CAS - Level 5	51,846	5.6953	295,275	-	295,275
CAS - Level 6	2,729	5.6826	15,509	-	15,509
EGS - Level 1	17,562	5.0220	88,198	-	88,198
EGS - Level 3	87,105	5.0035	435,844	-	435,844
EGS - Level 4	63,115	4.9923	315,094	-	315,094
EGS - Level 5	46,771	4.9849	233,153	-	233,153
EGS - Level 6	3,800	4.9738	18,899	-	18,899
GSS - Level 1	8,152	11.3682	92,674	-	92,674
GSS - Level 3	174,779	11.3264	1,979,491	-	1,979,491
GSS - Level 4	28,241	11.3012	319,162	-	319,162
GSS - Level 5	82,096	11.2846	926,423	-	926,423
GSS - Level 6	32,571	11.2595	366,735	-	366,735
HYS - Level 1	10,750	9.2504	99,443	-	99,443
HYS - Level 3	100,248	9.2163	923,448	-	923,448
HYS - Level 4	69,904	9.1958	642,827	-	642,827
HYS - Level 5	50,372	9.1822	462,524	-	462,524
HYS - Level 6	11,367	9.1618	104,144	-	104,144
MIA - Level 3	5,481	10.3027	56,451	-	56,451
MIA - Level 4	3,220	10.2973	33,153	-	33,153
MIA - Level 5	3,235	10.2937	33,301	-	33,301
MIA - Level 6	2,614	10.2882	26,892	-	26,892
M1B - Level 3	10,908	9.7705	106,531	-	106,531
M1B - Level 4	15,021	9.7653	146,685	-	146,685
M1B - Level 5	2,768	9.7619	27,020	-	27,020
M1B - Level 6	9,793	9.7567	95,551	-	95,551
MFC - Level 3	13,505	9.8821	133,450	-	133,450
MFC - Level 4	3,663	9.8769	36,181	-	36,181
MFC - Level 5	3,349	9.8734	33,065	-	33,065
MFC - Level 6	9,483	9.8682	93,583	-	93,583
MFD - Level 3	5,886	9.7164	57,202	-	57,202
MFD - Level 5	932	9.7078	9,050	-	9,050
MFE - Level 3	11,345	8.9252	101,237	-	101,237
MFE - Level 4	543	8.9204	4,842	-	4,842
MFE - Level 6	1,652	8.9126	14,727	-	14,727
MFF - Level 3	8,924	9.7089	86,637	-	86,637
MFF - Level 4	3,114	9.7038	30,219	-	30,219
MFF - Level 5	2,169	9.7004	21,041	-	21,041
MFF - Level 6	125	9.6953	1,213	-	1,213
MFJ - Level 5	8,578	9.9539	85,382	-	85,382
MFJ - Level 6	47,839	9.9487	475,938	-	475,938
MFK - Level 3	23,000	10.1149	232,685	-	232,685
MFK - Level 4	9,048	10.1096	91,474	-	91,474
MFK - Level 5	125,529	10.1061	1,268,607	-	1,268,607
MFK - Level 6	10,443	10.1008	105,482	-	105,482
MFL - Level 3	22,337	9.6659	215,874	-	215,874
MFL - Level 4	11,335	9.6608	109,507	-	109,507
MFL - Level 6	4,443	9.6523	42,890	-	42,890
MIS - Level 3	85,240	6.3414	540,594	-	540,594
MIS - Level 4	60,475	6.3274	382,647	-	382,647
MIS - Level 5	87,458	6.3180	552,561	-	552,561
MIS - Level 6	12,146	6.3039	76,567	-	76,567
MIT - Level 3	60,135	7.9625	478,836	-	478,836
MIT - Level 4	74,098	7.9448	588,693	-	588,693
MIT - Level 5	47,198	7.9331	374,423	-	374,423
MIT - Level 6	3,506	7.9154	27,751	-	27,751
NWD - Level 1	6,180	8.0590	49,800	-	49,800
NWD - Level 3	50,323	8.0292	404,124	-	404,124
NWD - Level 4	41,380	8.0114	331,509	-	331,509
NWD - Level 5	48,492	7.9995	387,913	-	387,913
NWD - Level 6	12,103	7.9817	96,600	-	96,600
TRS - Level 3	46,690	11.0569	515,711	-	515,711
TRS - Level 4	36,822	11.0324	406,235	-	406,235
TRS - Level 5	53,755	11.0161	592,167	-	592,167
TRS - Level 6	35,110	10.9916	385,915	-	385,915
UTS - Level 3	33,576	7.2240	242,553	-	242,553
UTS - Level 4	68,620	7.2080	494,528	-	494,528
UTS - Level 5	32,505	7.1973	233,947	-	233,947
UTS - Level 6	23,748	7.1813	170,541	-	170,541
Rydex Variable Trust
Nova Fund - Level 4	2,502	8.2517	20,652	-	20,652
Nova Fund - Level 5	3,388	8.2460	27,934	-	27,934
OTC Fund - Level 3	1,868	7.9375	14,826	-	14,826
OTC Fund - Level 5	12,513	7.9240	99,150	-	99,150
OTC Fund - Level 6	191	7.9159	1,510	-	1,510
Sun Capital Advisers Trust
SC1 - Level 3	232,559	10.4300	2,425,382	-	2,425,382
SC1 - Level 4	126,487	10.4069	1,316,340	-	1,316,340
SC1 - Level 5	73,000	10.3916	758,585	-	758,585
SC1 - Level 6	31,417	10.3685	325,746	-	325,746
SC2 - Level 1	10,011	11.2106	112,228	-	112,228
SC2 - Level 3	143,772	11.1693	1,604,635	-	1,604,635
SC2 - Level 4	103,825	11.1445	1,157,080	-	1,157,080
SC2 - Level 5	123,731	11.1280	1,376,885	-	1,376,885
SC2 - Level 6	51,212	11.1033	568,626	-	568,626
SC3 - Level 3	30,739	11.8982	365,740	-	365,740
SC3 - Level 4	30,122	11.8719	357,608	-	357,608
SC3 - Level 5	17,129	11.8543	203,051	-	203,051
SC3 - Level 6	12,583	11.8280	148,832	-	148,832
SC4 - Level 3	11,121	6.6639	74,112	-	74,112
SC4 - Level 4	45,789	6.6491	304,989	-	304,989
SC4 - Level 5	20,433	6.6393	135,661	-	135,661
SC4 - Level 6	8,838	6.6245	58,549	-	58,549
SC5 - Level 3	116,419	9.1378	1,063,719	-	1,063,719
SC5 - Level 4	120,165	9.1175	1,095,605	-	1,095,605
SC5 - Level 5	68,862	9.1040	626,923	-	626,923
SC5 - Level 6	33,449	9.0838	303,845	-	303,845
SC6 - Level 3	12,583	8.0385	101,146	-	101,146
SC6 - Level 4	10,952	8.0207	87,841	-	87,841
SC6 - Level 5	7,497	8.0088	60,041	-	60,041
SC6 - Level 6	1,147	7.9910	9,165	-	9,165
SC7 - Level 3	105,249	8.6311	909,376	-	909,376
SC7 - Level 4	88,360	8.6120	760,955	-	760,955
SC7 - Level 5	113,695	8.5992	977,685	-	977,685
SC7 - Level 6	34,042	8.5801	292,082	-	292,082
SC8 - Level 3	23,035	10.3750	239,062	-	239,062
SC8 - Level 4	17,122	10.3520	177,244	-	177,244
SC8 - Level 5	29,998	10.3367	310,084	-	310,084
SC8 - Level 6	47,341	10.3137	488,265	-	488,265
SC9 - Level 3	28,687	10.8215	310,415	-	310,415
SC9 - Level 4	4,971	10.7975	53,671	-	53,671
SC9 - Level 5	8,365	10.7816	90,190	-	90,190
SC9 - Level 6	6,310	10.7576	67,884	-	67,884
SCA - Level 3	25,942	10.8216	280,352	-	280,352
SCA - Level 4	21,211	10.7976	229,026	-	229,026
SCA - Level 5	29,175	10.7816	314,549	-	314,549
SCA - Level 6	9,807	10.7576	105,503	-	105,503
SCB - Level 3	32,885	13.0068	427,833	-	427,833
SCB - Level 4	35,891	12.9779	465,798	-	465,798
SCB - Level 5	23,113	12.9587	299,509	-	299,509
SCB - Level 6	22,072	12.9300	285,392	-	285,392
SCC - Level 3	5,177	10.4747	54,229	-	54,229
SCC - Level 4	1,320	10.4515	13,791	-	13,791
SCC - Level 5	8,484	10.4360	88,542	-	88,542
SCC - Level 6	181	10.4129	1,890	-	1,890
SCD - Level 3	216	7.0852	1,529	-	1,529
SCD - Level 4	3,757	7.0780	26,602	-	26,602
SCD - Level 5	18,002	7.0731	127,328	-	127,328
SCD - Level 6	52,573	7.0659	371,474	-	371,474
SCE - Level 3	9,759	5.5130	53,841	-	53,841
SCE - Level 4	1,441	5.5074	7,936	-	7,936
SCE - Level 5	2,615	5.5036	14,393	-	14,393
SCF - Level 3	10,440	10.1419	105,853	-	105,853
SCF - Level 4	5,604	10.1316	56,776	-	56,776
SCF - Level 5	20,196	10.1247	204,475	-	204,475
SCF - Level 6	39,178	10.1144	396,261	-	396,261
SCG - Level 4	1,537	8.4927	13,048	-	13,048
SCG - Level 5	780	8.4870	6,623	-	6,623
SCG - Level 6	209	8.4783	1,769	-	1,769
SCH - Level 3	5,497	9.8024	53,882	-	53,882
SCH - Level 4	8,955	9.7925	87,695	-	87,695
SCH - Level 5	1,269	9.7858	12,423	-	12,423
SCH - Level 6	1,106	9.7758	10,814	-	10,814
SCI - Level 3	7,017	8.6664	60,804	-	60,804
SCI - Level 4	3,268	8.6575	28,291	-	28,291
SCI - Level 6	8,752	8.6428	75,641	-	75,641
			$ 69,106,597	$ -	$ 69,106,597

	See notes to financial statements


Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - Continued
	Applicable to Owners of			Reserve for
Futurity III Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1 - Level 2	379,881	$ 5.7758	$ 2,194,533	-	$ 2,194,533
AIM1 - Level 3	39,978	5.7672	230,561	-	230,561
AIM1 - Level 4	669,179	5.7629	3,856,443	-	3,856,443
AIM1 - Level 5	820,958	5.7544	4,724,127	-	4,724,127
AIM1 - Level 6	241,464	5.7416	1,386,397	-	1,386,397
AIM2 - Level 1	21,694	4.5834	99,433	-	99,433
AIM2 - Level 2	313,354	4.5732	1,433,263	-	1,433,263
AIM2 - Level 4	468,504	4.5631	2,137,833	-	2,137,833
AIM2 - Level 5	791,166	4.5564	3,604,828	-	3,604,828
AIM2 - Level 6	193,714	4.5462	880,664	-	880,664
AIM3 - Level 1	4,321	6.0086	25,961	-	25,961
AIM3 - Level 2	260,270	5.9952	1,560,782	-	1,560,782
AIM3 - Level 3	96,947	5.9864	580,364	-	580,364
AIM3 - Level 4	630,672	5.9820	3,772,651	-	3,772,651
AIM3 - Level 5	1,207,738	5.9731	7,213,934	-	7,213,934
AIM3 - Level 6	420,993	5.9598	2,509,041	-	2,509,041
AIM4 - Level 1	29,884	5.9413	177,548	-	177,548
AIM4 - Level 2	481,488	5.9282	2,854,770	-	2,854,770
AIM4 - Level 3	31,298	5.9194	185,269	-	185,269
AIM4 - Level 4	557,746	5.9150	3,299,093	-	3,299,093
AIM4 - Level 5	939,317	5.9063	5,547,864	-	5,547,864
AIM4 - Level 6	453,866	5.8932	2,674,706	-	2,674,706
AIM5 - Level 2	23,949	8.8645	212,313	-	212,313
AIM5 - Level 4	53,149	8.8555	470,663	-	470,663
AIM5 - Level 5	45,520	8.8495	402,835	-	402,835
AIM5 - Level 6	89,762	8.8405	793,544	-	793,544
The Alger American Fund
AL1 - Level 1	25,344	6.7774	171,771	-	171,771
AL1 - Level 2	399,477	6.7624	2,702,059	-	2,702,059
AL1 - Level 3	160,859	6.7525	1,086,193	-	1,086,193
AL1 - Level 4	537,985	6.7475	3,630,033	-	3,630,033
AL1 - Level 5	2,158,184	6.7375	14,540,686	-	14,540,686
AL1 - Level 6	1,224,616	6.7225	8,232,484	-	8,232,484
AL2 - Level 1	11,908	7.5493	89,900	-	89,900
AL2 - Level 2	356,108	7.5326	2,682,592	-	2,682,592
AL2 - Level 3	28,769	7.5215	216,388	-	216,388
AL2 - Level 4	469,117	7.5159	3,525,834	-	3,525,834
AL2 - Level 5	802,944	7.5048	6,025,908	-	6,025,908
AL2 - Level 6	314,307	7.4881	2,353,567	-	2,353,567
AL3 - Level 2	94,917	4.8612	461,479	-	461,479
AL3 - Level 3	27,594	4.8540	133,939	-	133,939
AL3 - Level 4	144,086	4.8504	698,873	-	698,873
AL3 - Level 5	183,398	4.8432	888,231	-	888,231
AL3 - Level 6	67,320	4.8324	325,318	-	325,318
Alliance Variable Products Series Fund, Inc.
AN1 - Level 2	87,748	8.5665	751,693	-	751,693
AN1 - Level 4	52,608	8.5578	450,206	-	450,206
AN1 - Level 5	67,270	8.5520	575,293	-	575,293
AN1 - Level 6	109,465	8.5432	935,186	-	935,186
AN2 - Level 2	7,801	8.0855	63,081	-	63,081
AN2 - Level 4	14,921	8.0772	120,517	-	120,517
AN2 - Level 5	12,344	8.0717	99,636	-	99,636
AN2 - Level 6	22,464	8.0635	181,135	-	181,135
AN3 - Level 2	134,215	9.2743	1,244,281	41,269	1,285,550
AN3 - Level 3	18,765	9.2680	173,917	-	173,917
AN3 - Level 4	212,875	9.2649	1,972,254	-	1,972,254
AN3 - Level 5	143,364	9.2586	1,327,345	-	1,327,345
AN3 - Level 6	116,848	9.2491	1,080,743	-	1,080,743
AN4 - Level 2	8,433	8.5591	72,175	-	72,175
AN4 - Level 4	5,261	8.5504	44,983	-	44,983
AN4 - Level 5	565	8.5446	4,830	-	4,830
AN4 - Level 6	6,516	8.5359	55,622	-	55,622
AN5 - Level 2	44,891	9.4199	421,810	-	421,810
AN5 - Level 3	-	-	-	-	-
AN5 - Level 4	23,185	9.4103	218,176	-	218,176
AN5 - Level 5	1,506	9.4039	14,160	-	14,160
AN5 - Level 6	64	9.3944	601	-	601
Fidelity Variable Insurance Products Funds
FL1 - Level 2	37,502	9.4774	355,426	-	355,426
FL1 - Level 3	16,279	9.4710	154,176	-	154,176
FL1 - Level 4	31,603	9.4678	299,208	-	299,208
FL1 - Level 5	24,110	9.4614	228,118	-	228,118
FL1 - Level 6	39,015	9.4517	368,756	-	368,756
FL2 - Level 2	287,606	8.0560	2,316,975	-	2,316,975
FL2 - Level 3	28,489	8.0506	229,355	-	229,355
FL2 - Level 4	267,321	8.0478	2,151,353	-	2,151,353
FL2 - Level 5	363,758	8.0424	2,925,468	-	2,925,468
FL2 - Level 6	205,125	8.0342	1,648,006	-	1,648,006
FL3 - Level 2	298,052	8.6922	2,590,787	-	2,590,787
FL3 - Level 3	20,638	8.6863	179,271	-	179,271
FL3 - Level 4	365,485	8.6834	3,173,639	-	3,173,639
FL3 - Level 5	486,915	8.6775	4,225,190	-	4,225,190
FL3 - Level 6	243,391	8.6686	2,109,865	-	2,109,865
Goldman Sachs Variable Insurance Trust
GS1 - Level 2	197,802	5.5417	1,096,274	-	1,096,274
GS1 - Level 3	16,085	5.5335	89,009	-	89,009
GS1 - Level 4	185,484	5.5294	1,025,624	-	1,025,624
GS1 - Level 5	273,996	5.5213	1,512,803	-	1,512,803
GS1 - Level 6	133,773	5.5090	736,953	-	736,953
GS2 - Level 2	39,653	9.6146	381,266	22,755	404,021
GS2 - Level 3	12,386	9.6004	118,912	-	118,912
GS2 - Level 4	35,576	9.5933	341,294	-	341,294
GS2 - Level 5	48,145	9.5791	461,189	-	461,189
GS2 - Level 6	13,565	9.5579	129,655	-	129,655
GS3 - Level 2	92,005	7.5870	698,078	26,165	724,243
GS3 - Level 3	26,656	7.5758	201,939	-	201,939
GS3 - Level 4	126,497	7.5702	957,607	-	957,607
GS3 - Level 5	179,696	7.5590	1,358,314	-	1,358,314
GS3 - Level 6	44,344	7.5422	334,453	-	334,453
GS4 - Level 2	20,872	8.1452	170,009	26,006	196,015
GS4 - Level 4	26,366	8.1272	214,282	-	214,282
GS4 - Level 5	27,033	8.1152	219,378	-	219,378
GS4 - Level 6	6,665	8.0972	53,968	-	53,968
GS5 - Level 2	49,453	6.6221	327,542	-	327,542
GS5 - Level 3	43,801	6.6124	289,629	-	289,629
GS5 - Level 4	104,655	6.6075	691,505	-	691,505
GS5 - Level 5	93,954	6.5977	619,877	-	619,877
GS5 - Level 6	28,203	6.5830	185,663	-	185,663
GS6 - Level 2	3,334	7.2179	24,068	-	24,068
GS6 - Level 4	10,953	7.2105	78,978	-	78,978
GS6 - Level 5	5,984	7.2056	43,118	-	43,118
GS6 - Level 6	11,737	7.1982	84,482	-	84,482
GS7 - Level 2	19,056	8.8312	168,264	-	168,264
GS7 - Level 4	3,080	8.8222	27,170	-	27,170
GS7 - Level 5	18,588	8.8162	163,873	-	163,873
GS7 - Level 6	10,733	8.8072	94,524	-	94,524
INVESCO Variable Investment Funds, Inc.
IV1 - Level 2	23,033	8.0799	186,141	-	186,141
IV1 - Level 4	17,852	8.0717	144,099	-	144,099
IV1 - Level 5	32,812	8.0662	264,666	-	264,666
IV1 - Level 6	25,642	8.0579	206,624	-	206,624
IV2 - Level 2	8,770	8.8523	77,639	-	77,639
IV2 - Level 4	15,651	8.8433	138,404	-	138,404
IV2 - Level 5	13,895	8.8373	122,790	-	122,790
IV2 - Level 6	20,911	8.8282	184,610	-	184,610
J.P. Morgan Series Trust II
JP1 - Level 2	39,737	7.4950	297,860	-	297,860
JP1 - Level 3	15,284	7.4840	114,388	26,222	140,610
JP1 - Level 4	74,037	7.4784	553,680	-	553,680
JP1 - Level 5	99,222	7.4673	740,924	-	740,924
JP1 - Level 6	26,693	7.4508	198,881	-	198,881
JP2 - Level 2	29,235	6.8512	200,130	-	200,130
JP2 - Level 3	26,080	6.8411	178,415	-	178,415
JP2 - Level 4	46,728	6.8361	319,433	-	319,433
JP2 - Level 5	57,921	6.8260	395,364	-	395,364
JP2 - Level 6	8,742	6.8108	59,538	-	59,538
JP3 - Level 2	30,980	7.7531	240,223	-	240,223
JP3 - Level 3	13,334	7.7417	103,231	-	103,231
JP3 - Level 4	52,275	7.7359	404,393	-	404,393
JP3 - Level 5	46,314	7.7245	357,753	-	357,753
JP3 - Level 6	26,276	7.7073	202,514	-	202,514
Lord Abbett Series Fund, Inc.
LA1 - Level 1	8,430	10.5572	89,001	-	89,001
LA1 - Level 2	938,638	10.5339	9,887,893	26,995	9,914,888
LA1 - Level 3	89,640	10.5183	942,863	-	942,863
LA1 - Level 4	817,059	10.5106	8,587,754	-	8,587,754
LA1 - Level 5	1,464,629	10.4950	15,371,317	-	15,371,317
LA1 - Level 6	826,140	10.4718	8,651,137	-	8,651,137
LA2 - Level 2	236,647	10.3895	2,458,741	42,383	2,501,124
LA2 - Level 3	5,016	10.3825	52,082	-	52,082
LA2 - Level 4	222,090	10.3790	2,305,070	-	2,305,070
LA2 - Level 5	278,605	10.3719	2,889,676	-	2,889,676
LA2 - Level 6	224,494	10.3614	2,326,061	-	2,326,061
LA3 - Level 2	5,865	7.8879	46,256	-	46,256
LA3 - Level 4	2,053	7.8799	16,178	-	16,178
LA3 - Level 5	17,921	7.8745	141,117	-	141,117
LA3 - Level 6	4,349	7.8665	34,212	-	34,212
MFS/Sun Life Series Trust
CAS - Level 1	26,572	5.7504	152,802	-	152,802
CAS - Level 2	162,028	5.7376	929,659	-	929,659
CAS - Level 3	31,811	5.7292	182,249	-	182,249
CAS - Level 4	294,659	5.7249	1,687,185	-	1,687,185
CAS - Level 5	336,923	5.7164	1,925,997	-	1,925,997
CAS - Level 6	250,825	5.7037	1,430,638	-	1,430,638
EGS - Level 2	311,245	5.0220	1,563,619	-	1,563,619
EGS - Level 3	56,830	5.0146	284,981	-	284,981
EGS - Level 4	535,421	5.0109	2,682,937	-	2,682,937
EGS - Level 5	917,386	5.0035	4,590,111	-	4,590,111
EGS - Level 6	284,473	4.9923	1,420,187	-	1,420,187
GSS - Level 1	14,995	11.3934	170,844	-	170,844
GSS - Level 2	270,870	11.3682	3,075,528	-	3,075,528
GSS - Level 4	277,396	11.3431	3,146,526	-	3,146,526
GSS - Level 5	427,114	11.3264	4,837,642	-	4,837,642
GSS - Level 6	241,877	11.3012	2,733,511	-	2,733,511
HYS - Level 2	286,880	9.2504	2,646,425	-	2,646,425
HYS - Level 3	11,033	9.2367	101,911	-	101,911
HYS - Level 4	296,337	9.2299	2,735,162	-	2,735,162
HYS - Level 5	443,200	9.2163	4,084,647	-	4,084,647
HYS - Level 6	150,241	9.1958	1,381,586	-	1,381,586
M1A - Level 2	38,803	10.3117	400,080	-	400,080
M1A - Level 4	34,846	10.3063	359,129	-	359,129
M1A - Level 5	20,876	10.3027	215,082	-	215,082
M1A - Level 6	60,891	10.2973	627,015	-	627,015
M1B - Level 2	65,312	9.7790	638,623	-	638,623
M1B - Level 4	33,764	9.7739	330,006	-	330,006
M1B - Level 5	24,800	9.7705	242,303	-	242,303
M1B - Level 6	73,389	9.7653	716,669	-	716,669
MFC - Level 2	39,706	9.8907	392,688	-	392,688
MFC - Level 4	44,929	9.8856	444,150	-	444,150
MFC - Level 5	25,151	9.8821	248,544	-	248,544
MFC - Level 6	50,617	9.8769	499,941	-	499,941
MFD - Level 2	12,482	9.7249	121,423	-	121,423
MFD - Level 4	13,292	9.7198	129,191	-	129,191
MFD - Level 5	6,533	9.7164	63,480	-	63,480
MFD - Level 6	25,479	9.7113	247,437	-	247,437
MFE - Level 2	29,888	8.9330	266,893	-	266,893
MFE - Level 4	74,789	8.9283	667,736	-	667,736
MFE - Level 5	15,720	8.9252	140,304	-	140,304
MFE - Level 6	59,417	8.9204	530,027	-	530,027
MFF - Level 2	22,622	9.7174	219,850	-	219,850
MFF - Level 4	8,995	9.7123	87,367	-	87,367
MFF - Level 5	8,920	9.7089	86,603	-	86,603
MFF - Level 6	11,204	9.7038	108,726	-	108,726
MFJ - Level 2	113,662	9.9714	1,133,564	-	1,133,564
MFJ - Level 4	131,011	9.9661	1,305,669	-	1,305,669
MFJ - Level 5	88,166	9.9626	878,365	-	878,365
MFJ - Level 6	121,906	9.9574	1,213,870	-	1,213,870
MFK - Level 2	90,021	10.1238	911,143	-	911,143
MFK - Level 4	57,095	10.1185	577,716	-	577,716
MFK - Level 5	20,626	10.1149	208,632	-	208,632
MFK - Level 6	55,223	10.1096	558,279	-	558,279
MFL - Level 2	35,068	9.6743	339,249	-	339,249
MFL - Level 3	7,108	9.6709	68,736	-	68,736
MFL - Level 4	12,603	9.6692	121,862	-	121,862
MFL - Level 5	19,810	9.6659	191,481	-	191,481
MFL - Level 6	37,370	9.6608	361,025	-	361,025
MIS - Level 1	41,073	6.3791	262,007	-	262,007
MIS - Level 2	616,866	6.3649	3,923,487	-	3,923,487
MIS - Level 3	41,225	6.3556	262,011	-	262,011
MIS - Level 4	689,060	6.3508	4,376,116	-	4,376,116
MIS - Level 5	1,304,066	6.3414	8,269,663	-	8,269,663
MIS - Level 6	430,921	6.3274	2,726,589	-	2,726,589
MIT - Level 2	295,421	7.9920	2,359,090	25,723	2,384,813
MIT - Level 3	8,601	7.9802	68,638	-	68,638
MIT - Level 4	296,698	7.9743	2,365,951	-	2,365,951
MIT - Level 5	710,653	7.9625	5,658,560	-	5,658,560
MIT - Level 6	216,653	7.9448	1,721,269	-	1,721,269
NWD - Level 1	15,576	8.0769	125,803	-	125,803
NWD - Level 2	287,902	8.0590	2,319,943	-	2,319,943
NWD - Level 3	74,268	8.0471	597,641	-	597,641
NWD - Level 4	317,109	8.0411	2,549,912	-	2,549,912
NWD - Level 5	520,697	8.0292	4,180,785	-	4,180,785
NWD - Level 6	262,121	8.0114	2,099,955	-	2,099,955
TRS - Level 1	26,038	11.1223	289,604	-	289,604
TRS - Level 2	354,901	11.0978	3,936,339	41,306	3,977,645
TRS - Level 3	21,495	11.0814	238,195	-	238,195
TRS - Level 4	340,045	11.0732	3,765,401	-	3,765,401
TRS - Level 5	608,471	11.0569	6,727,782	-	6,727,782
TRS - Level 6	156,762	11.0324	1,729,456	-	1,729,456
UTS - Level 2	251,743	7.2508	1,823,395	-	1,823,395
UTS - Level 3	51,498	7.2401	372,851	-	372,851
UTS - Level 4	467,748	7.2347	3,384,025	-	3,384,025
UTS - Level 5	607,648	7.2240	4,389,657	-	4,389,657
UTS - Level 6	225,695	7.2080	1,626,807	-	1,626,807
Rydex Variable Trust
RX1 - Level 4	5,319	8.2657	43,964	-	43,964
RX1 - Level 5	5,830	8.2601	48,158	-	48,158
RX2 - Level 2	3,110	7.9510	24,728	-	24,728
RX2 - Level 4	12,073	7.9429	95,897	-	95,897
RX2 - Level 5	112,079	7.9375	889,648	-	889,648
RX2 - Level 6	17,937	7.9294	142,227	-	142,227
Sun Capital Advisers Trust
SC1 - Level 1	16,107	10.4918	168,996	-	168,996
SC1 - Level 2	1,065,639	10.4686	11,154,952	-	11,154,952
SC1 - Level 3	18,208	10.4532	190,336	-	190,336
SC1 - Level 4	703,047	10.4455	7,343,667	-	7,343,667
SC1 - Level 5	1,364,951	10.4300	14,236,505	-	14,236,505
SC1 - Level 6	354,369	10.4069	3,687,897	-	3,687,897
SC2 - Level 2	534,772	11.2106	5,989,151	-	5,989,151
SC2 - Level 3	22,984	11.1940	257,278	-	257,278
SC2 - Level 4	677,168	11.1858	7,574,661	-	7,574,661
SC2 - Level 5	712,079	11.1693	7,953,388	-	7,953,388
SC2 - Level 6	441,906	11.1445	4,924,823	-	4,924,823
SC3 - Level 2	168,551	11.9422	2,013,510	21,300	2,034,810
SC3 - Level 3	2,594	11.9247	30,931	-	30,931
SC3 - Level 4	165,018	11.9158	1,966,330	-	1,966,330
SC3 - Level 5	156,630	11.8982	1,863,625	-	1,863,625
SC3 - Level 6	78,541	11.8719	932,423	-	932,423
SC4 - Level 2	64,010	6.6886	431,747	-	431,747
SC4 - Level 3	24,368	6.6787	162,750	-	162,750
SC4 - Level 4	60,773	6.6738	405,586	-	405,586
SC4 - Level 5	148,827	6.6639	991,767	-	991,767
SC4 - Level 6	43,345	6.6491	288,206	-	288,206
SC5 - Level 1	14,095	9.1920	129,561	-	129,561
SC5 - Level 2	442,707	9.1716	4,059,863	44,229	4,104,092
SC5 - Level 3	108,912	9.1581	997,428	-	997,428
SC5 - Level 4	582,452	9.1513	5,330,192	-	5,330,192
SC5 - Level 5	686,607	9.1378	6,274,058	-	6,274,058
SC5 - Level 6	274,202	9.1175	2,500,035	-	2,500,035
SC6 - Level 2	45,364	8.0683	365,914	26,170	392,084
SC6 - Level 3	11,266	8.0564	90,763	-	90,763
SC6 - Level 4	29,371	8.0505	236,449	-	236,449
SC6 - Level 5	44,573	8.0385	358,305	-	358,305
SC6 - Level 6	13,545	8.0207	108,638	-	108,638
SC7 - Level 1	10,218	8.6823	88,717	-	88,717
SC7 - Level 2	427,069	8.6631	3,704,562	26,309	3,730,871
SC7 - Level 3	28,030	8.6503	242,470	-	242,470
SC7 - Level 4	335,924	8.6439	2,903,690	-	2,903,690
SC7 - Level 5	841,886	8.6311	7,266,396	-	7,266,396
SC7 - Level 6	488,789	8.6120	4,209,431	-	4,209,431
SC8 - Level 2	72,996	10.4134	760,139	26,551	786,690
SC8 - Level 4	134,726	10.3904	1,400,027	-	1,400,027
SC8 - Level 5	107,062	10.3750	1,110,768	-	1,110,768
SC8 - Level 6	52,939	10.3520	548,024	-	548,024
SC9 - Level 2	27,578	10.8615	299,542	20,402	319,944
SC9 - Level 4	72,920	10.8375	790,344	-	790,344
SC9 - Level 5	56,309	10.8215	609,352	-	609,352
SC9 - Level 6	22,837	10.7975	246,582	-	246,582
SCA - Level 2	135,022	10.8616	1,464,516	44,861	1,509,377
SCA - Level 3	11,156	10.8456	120,997	-	120,997
SCA - Level 4	166,943	10.8376	1,809,262	-	1,809,262
SCA - Level 5	201,210	10.8216	2,177,413	-	2,177,413
SCA - Level 6	147,928	10.7976	1,597,264	-	1,597,264
SCB - Level 2	169,141	13.0549	2,208,626	22,614	2,231,240
SCB - Level 3	13,236	13.0357	172,544	-	172,544
SCB - Level 4	180,163	13.0260	2,346,809	-	2,346,809
SCB - Level 5	183,767	13.0068	2,390,213	-	2,390,213
SCB - Level 6	94,796	12.9779	1,230,256	-	1,230,256
SCC - Level 2	47,493	10.5134	499,362	20,219	519,581
SCC - Level 4	35,885	10.4902	376,445	-	376,445
SCC - Level 5	14,747	10.4747	154,467	-	154,467
SCC - Level 6	9,400	10.4515	98,245	-	98,245
SCD - Level 2	11,348	7.0973	80,543	-	80,543
SCD - Level 4	13,185	7.0900	93,481	-	93,481
SCD - Level 5	118,706	7.0852	841,005	-	841,005
SCD - Level 6	25,390	7.0780	179,708	-	179,708
SCE - Level 2	7,957	5.5224	43,941	-	43,941
SCE - Level 4	6,995	5.5167	38,617	-	38,617
SCE - Level 5	8,661	5.5130	47,749	-	47,749
SCE - Level 6	6,635	5.5074	36,539	-	36,539
SCF - Level 2	33,355	10.1591	338,855	-	338,855
SCF - Level 4	42,948	10.1488	435,872	-	435,872
SCF - Level 5	67,484	10.1419	684,435	-	684,435
SCF - Level 6	37,154	10.1316	376,428	-	376,428
SCG - Level 2	9,910	8.5158	84,392	-	84,392
SCG - Level 4	8,316	8.5072	70,747	-	70,747
SCG - Level 5	20,071	8.5014	170,534	-	170,534
SCG - Level 6	4,908	8.4927	41,685	-	41,685
SCH - Level 2	13,372	9.8191	131,303	-	131,303
SCH - Level 4	10,077	9.8091	98,843	-	98,843
SCH - Level 5	20,082	9.8024	196,851	-	196,851
SCH - Level 6	20,692	9.7925	202,693	-	202,693
SCI - Level 2	48,241	8.6811	418,796	-	418,796
SCI - Level 4	19,765	8.6723	171,404	-	171,404
SCI - Level 5	12,453	8.6664	107,924	-	107,924
SCI - Level 6	21,044	8.6575	182,192	-	182,192
			$ 475,481,964	$ 531,479	$ 476,013,443

	See notes to financial statements


Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued
	Applicable to Owners of			Reserve for
Futurity Select Four Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1 - Level 3	17,577	$ 6.2362	$ 109,614	$ -	$ 109,614
AIM1 - Level 4	22,524	6.2252	140,214	-	140,214
AIM1 - Level 5	57,874	6.2179	359,729	-	359,729
AIM1 - Level 6	33,456	6.2070	207,660	-	207,660
AIM2 - Level 3	10,663	5.4276	57,872	-	57,872
AIM2 - Level 4	31,298	5.4181	169,574	-	169,574
AIM2 - Level 5	50,634	5.4117	274,029	-	274,029
AIM2 - Level 6	15,311	5.4022	82,712	-	82,712
AIM3 - Level 3	26,173	6.5364	171,077	-	171,077
AIM3 - Level 4	18,507	6.5249	120,758	-	120,758
AIM3 - Level 5	56,119	6.5173	365,782	-	365,782
AIM3 - Level 6	45,595	6.5058	296,630	-	296,630
AMI4 - Level 2	34,454	7.0240	242,002	-	242,002
AMI4 - Level 3	80,540	7.0157	564,933	-	564,933
AMI4 - Level 4	80,251	7.0034	562,033	-	562,033
AMI4 - Level 5	143,895	6.9953	1,006,583	-	1,006,583
AMI4 - Level 6	71,795	6.9829	501,338	-	501,338
AIM5 - Level 3	2,874	8.8525	25,445	-	25,445
AIM5 - Level 4	10,551	8.8435	93,307	-	93,307
AIM5 - Level 5	10,731	8.8375	94,831	-	94,831
AIM5 - Level 6	5,092	8.8285	44,950	-	44,950
The Alger American Fund
AL1 - Level 3	36,584	7.7254	282,627	-	282,627
AL1 - Level 4	46,072	7.7118	355,297	-	355,297
AL1 - Level 5	91,304	7.7028	703,292	-	703,292
AL1 - Level 6	34,241	7.6893	263,292	-	263,292
AL2 - Level 3	66,315	8.1341	539,411	36,681	576,092
AL2 - Level 4	22,578	8.1198	183,332	-	183,332
AL2 - Level 5	137,826	8.1103	1,117,887	-	1,117,887
AL2 - Level 6	117,936	8.0961	954,823	-	954,823
AL3 - Level 3	3,007	5.9576	17,916	-	17,916
AL3 - Level 4	6,911	5.9471	41,101	-	41,101
AL3 - Level 5	20,591	5.9401	122,326	-	122,326
AL3 - Level 6	16,144	5.9297	95,731	-	95,731
Alliance Variable Products Series Fund, Inc.
AN1 - Level 3	39,577	8.5549	338,572	-	338,572
AN1 - Level 4	5,874	8.5462	50,198	-	50,198
AN1 - Level 5	9,430	8.5403	80,538	-	80,538
AN1 - Level 6	9,982	8.5316	85,163	-	85,163
AN2 - Level 3	9,512	8.0745	76,806	-	76,806
AN2 - Level 4	6,879	8.0662	55,489	-	55,489
AN2 - Level 5	14,350	8.0608	115,671	-	115,671
AN2 - Level 6	6,845	8.0525	55,120	-	55,120
AN3 - Level 3	54,984	9.2617	509,240	-	509,240
AN3 - Level 4	56,140	9.2523	519,426	-	519,426
AN3 - Level 5	38,677	9.2460	357,608	-	357,608
AN3 - Level 6	58,789	9.2365	543,004	-	543,004
AN4 - Level 3	54	8.5475	459	-	459
AN4 - Level 4	301	8.5388	2,571	-	2,571
AN4 - Level 5	1,378	8.5330	11,758	-	11,758
AN4 - Level 6	1,035	8.5242	8,825	-	8,825
AN5 - Level 3	192	9.4071	1,807	-	1,807
AN5 - Level 5	679	-	6,379	-	6,379
Fidelity Variable Insurance Products Funds
FL1 - Level 3	3,060	9.4646	28,964	-	28,964
FL1 - Level 4	1,909	9.4550	18,052	-	18,052
FL1 - Level 5	19,047	9.4485	179,970	-	179,970
FL1 - Level 6	7,451	9.4389	70,331	-	70,331
FL2 - Level 3	29,970	8.0451	241,110	-	241,110
FL2 - Level 4	40,486	8.0369	325,379	-	325,379
FL2 - Level 5	76,565	8.0314	614,926	-	614,926
FL2 - Level 6	60,172	8.0232	482,776	-	482,776
FL3 - Level 3	37,638	8.6804	326,712	-	326,712
FL3 - Level 4	43,204	8.6716	374,645	-	374,645
FL3 - Level 5	82,006	8.6657	710,630	-	710,630
FL3 - Level 6	70,911	8.6568	613,866	-	613,866
Goldman Sachs Variable Insurance Trust
GS1 - Level 3	12,016	6.3108	75,831	-	75,831
GS1 - Level 4	8,601	6.2997	54,181	-	54,181
GS1 - Level 5	40,404	6.2923	254,241	-	254,241
GS1 - Level 6	32,169	6.2812	202,062	-	202,062
GS2 - Level 3	2,396	10.1177	24,243	-	24,243
GS2 - Level 4	2,983	10.1000	30,131	-	30,131
GS2 - Level 5	4,751	10.0882	47,931	-	47,931
GS2 - Level 6	4,954	10.0705	49,885	-	49,885
GS3 - Level 3	28,867	7.9605	229,807	-	229,807
GS3 - Level 4	16,410	7.9466	130,404	-	130,404
GS3 - Level 5	32,602	7.9373	258,773	-	258,773
GS3 - Level 6	4,174	7.9234	33,069	-	33,069
GS4 - Level 3	413	8.4605	3,497	-	3,497
GS4 - Level 4	4,853	8.4457	40,992	-	40,992
GS4 - Level 5	2,517	8.4358	21,231	-	21,231
GS5 - Level 3	589	7.4181	4,366	-	4,366
GS5 - Level 4	9,386	7.4050	69,504	-	69,504
GS5 - Level 5	16,738	7.3964	123,812	-	123,812
GS5 - Level 6	8,492	7.3834	62,702	-	62,702
GS6 - Level 3	1,105	7.2081	7,966	-	7,966
GS6 - Level 5	5,773	7.1958	41,543	-	41,543
GS7 - Level 3	2,348	8.8192	20,709	-	20,709
GS7 - Level 4	4,605	8.8102	40,575	-	40,575
GS7 - Level 5	7,174	8.8042	63,163	-	63,163
GS7 - Level 6	1,111	8.7952	9,770	-	9,770
INVESCO Variable Investment Funds, Inc.
IV1 - Level 3	534	8.0689	4,311	-	4,311
IV1 - Level 4	723	8.0607	5,827	-	5,827
IV1 - Level 5	1,078	8.0552	8,684	-	8,684
IV1 - Level 6	1,513	8.0470	12,177	-	12,177
IV2 - Level 3	574	8.8403	5,070	-	5,070
IV2 - Level 4	922	8.8313	8,138	-	8,138
IV2 - Level 6	531	8.8162	4,682	-	4,682
J.P. Morgan Series Trust II
JP1 - Level 3	1,233	8.0388	9,909	-	9,909
JP1 - Level 4	8,539	8.0247	68,521	-	68,521
JP1 - Level 5	2,285	8.0153	18,318	-	18,318
JP2 - Level 3	2,926	7.6871	22,495	-	22,495
JP2 - Level 4	5,171	7.6736	39,682	-	39,682
JP2 - Level 5	11,443	7.6646	87,709	-	87,709
JP2 - Level 6	3,661	7.6512	28,014	-	28,014
JP3 - Level 3	2,019	8.4136	16,984	-	16,984
JP3 - Level 4	526	8.3989	4,418	-	4,418
JP3 - Level 5	18,470	8.3890	154,947	-	154,947
JP3 - Level 6	7,915	8.3743	66,284	-	66,284
Lord Abbett Series Fund, Inc.
LA1 - Level 2	47,997	9.8821	474,309	-	474,309
LA1 - Level 3	148,540	9.8706	1,466,236	-	1,466,236
LA1 - Level 4	147,059	9.8533	1,449,023	-	1,449,023
LA1 - Level 5	262,961	9.8418	2,588,012	-	2,588,012
LA1 - Level 6	195,122	9.8245	1,916,980	-	1,916,980
LA2 - Level 3	42,693	10.3755	442,962	-	442,962
LA2 - Level 4	47,923	10.3649	496,713	-	496,713
LA2 - Level 5	53,938	10.3578	558,684	-	558,684
LA2 - Level 6	70,909	10.3473	733,711	-	733,711
LA3 - Level 3	2,037	7.8772	16,045	-	16,045
LA3 - Level 4	338	7.8692	2,659	-	2,659
LA3 - Level 5	1,534	7.8638	12,060	-	12,060
LA3 - Level 6	2,410	7.8558	18,933	-	18,933
MFS/Sun Life Series Trust
CAS - Level 3	6,121	6.4597	39,538	-	39,538
CAS - Level 4	18,393	6.4484	118,624	-	118,624
CAS - Level 5	23,573	6.4408	151,832	-	151,832
CAS - Level 6	1,347	6.4295	8,658	-	8,658
EGS - Level 3	22,909	5.6615	129,700	35,582	165,282
EGS - Level 4	23,521	5.6516	132,932	-	132,932
EGS - Level 5	65,735	5.6449	370,410	-	370,410
EGS - Level 6	16,332	5.6350	92,032	-	92,032
GSS - Level 3	67,676	10.9920	743,945	-	743,945
GSS - Level 4	10,393	10.9728	114,043	-	114,043
GSS - Level 5	46,635	10.9600	511,115	-	511,115
GSS - Level 6	44,943	10.9408	491,711	-	491,711
HYS - Level 2	4,909	9.7683	47,949	-	47,949
HYS - Level 3	55,185	9.7569	538,582	-	538,582
HYS - Level 4	22,057	9.7399	214,827	-	214,827
HYS - Level 5	78,954	9.7285	768,099	-	768,099
HYS - Level 6	49,592	9.7114	481,610	-	481,610
MIA - Level 3	3,254	10.3045	33,532	-	33,532
MIA - Level 4	14,844	10.2991	152,890	-	152,890
MIA - Level 5	12,297	10.2955	126,608	-	126,608
MIA - Level 6	18,952	10.2900	195,021	-	195,021
M1B - Level 3	21,606	9.7722	211,139	-	211,139
M1B - Level 4	26,314	9.7670	257,032	-	257,032
M1B - Level 5	15,609	9.7636	152,400	-	152,400
M1B - Level 6	13,417	9.7585	130,931	-	130,931
MFC - Level 3	40,354	9.8838	398,817	-	398,817
MFC - Level 4	22,743	9.8786	224,670	-	224,670
MFC - Level 5	8,578	9.8752	84,709	-	84,709
MFC - Level 6	22,659	9.8700	223,642	-	223,642
MFD - Level 3	538	9.7181	5,226	-	5,226
MFD - Level 4	2,120	9.7130	20,590	-	20,590
MFD - Level 6	6,719	9.7044	65,211	-	65,211
MFE - Level 3	20,607	8.9267	183,912	-	183,912
MFE - Level 4	6,304	8.9220	56,245	-	56,245
MFE - Level 5	7,610	8.9189	67,872	-	67,872
MFE - Level 6	9,531	8.9142	84,965	-	84,965
MFF - Level 3	1,422	9.7106	13,805	-	13,805
MFF - Level 4	377	9.7055	3,662	-	3,662
MFF - Level 5	639	9.7021	6,197	-	6,197
MFF - Level 6	3,067	9.6970	29,745	-	29,745
MFJ - Level 3	43,293	9.9644	431,434	-	431,434
MFJ - Level 4	23,132	9.9591	230,374	-	230,374
MFJ - Level 5	18,524	9.9556	184,417	-	184,417
MFJ - Level 6	45,262	9.9504	450,376	-	450,376
MFK - Level 3	31,091	10.1167	314,542	-	314,542
MFK - Level 4	26,741	10.1114	270,388	-	270,388
MFK - Level 5	13,390	10.1078	135,343	-	135,343
MFK - Level 6	53,307	10.1025	538,503	-	538,503
MFL - Level 3	16,618	9.6676	160,648	-	160,648
MFL - Level 4	11,546	9.6625	111,568	-	111,568
MFL - Level 5	5,998	9.6591	57,931	-	57,931
MFL - Level 6	15,711	9.6540	151,678	-	151,678
MIS - Level 2	44,873	6.6455	298,203	-	298,203
MIS - Level 3	71,419	6.6377	474,064	19,373	493,437
MIS - Level 4	68,514	6.6261	453,981	-	453,981
MIS - Level 5	264,169	6.6183	1,748,379	-	1,748,379
MIS - Level 6	40,410	6.6067	266,976	-	266,976
MIT - Level 3	52,609	8.0800	425,080	56,357	481,437
MIT - Level 4	40,816	8.0658	329,211	-	329,211
MIT - Level 5	111,189	8.0564	895,693	-	895,693
MIT - Level 6	37,068	8.0422	298,111	-	298,111
NWD - Level 2	26,818	8.5925	230,437	-	230,437
NWD - Level 3	30,528	8.5825	262,008	-	262,008
NWD - Level 4	29,731	8.5674	254,716	-	254,716
NWD - Level 5	92,334	8.5574	790,114	-	790,114
NWD - Level 6	9,134	8.5424	78,025	-	78,025
TRS - Level 3	54,791	10.2926	563,948	-	563,948
TRS - Level 4	20,973	10.2746	215,486	-	215,486
TRS - Level 5	95,477	10.2626	979,725	-	979,725
TRS - Level 6	77,319	10.2447	792,110	-	792,110
UTS - Level 3	8,877	7.3870	65,575	-	65,575
UTS - Level 4	25,983	7.3741	191,597	-	191,597
UTS - Level 5	38,935	7.3655	286,692	-	286,692
UTS - Level 6	11,720	7.3525	86,168	-	86,168
Rydex Variable Trust
RX1 - Level 3	396	8.2629	3,276	-	3,276
RX1 - Level 6	315	8.2404	2,594	-	2,594
RX2 - Level 3	108	7.9402	855	-	855
RX2 - Level 4	713	7.9321	5,642	-	5,642
RX2 - Level 5	80	7.9267	633	-	633
RX2 - Level 6	69	7.9186	544	-	544
Sun Capital Advisers Trust
SC1 - Level 2	20,711	10.3025	213,371	-	213,371
SC1 - Level 3	81,044	10.2904	833,974	-	833,974
SC1 - Level 4	25,925	10.2724	266,317	-	266,317
SC1 - Level 5	118,544	10.2604	1,216,190	-	1,216,190
SC1 - Level 6	76,212	10.2424	780,601	-	780,601
SC2 - Level 2	27,804	10.9266	303,799	-	303,799
SC2 - Level 3	82,067	10.9139	895,669	-	895,669
SC2 - Level 4	72,799	10.8948	793,127	-	793,127
SC2 - Level 5	120,851	10.8821	1,314,838	-	1,314,838
SC2 - Level 6	98,737	10.8630	1,072,581	-	1,072,581
SC3 - Level 2	4,636	12.1881	56,504	-	56,504
SC3 - Level 3	10,385	12.1739	126,429	-	126,429
SC3 - Level 4	13,752	12.1526	167,122	-	167,122
SC3 - Level 5	22,211	12.1385	269,565	-	269,565
SC3 - Level 6	17,654	12.1172	213,913	-	213,913
SC4 - Level 3	8,550	7.6143	65,104	-	65,104
SC4 - Level 4	13,565	7.6010	103,108	-	103,108
SC4 - Level 5	16,814	7.5921	128,158	-	128,158
SC4 - Level 6	7,899	7.5788	59,864	-	59,864
SC5 - Level 2	6,661	9.0144	60,049	-	60,049
SC5 - Level 3	42,463	9.0038	382,330	38,641	420,971
SC5 - Level 4	47,917	8.9881	430,682	-	430,682
SC5 - Level 5	113,611	8.9776	1,019,211	-	1,019,211
SC5 - Level 6	57,759	8.9618	517,621	-	517,621
SC6 - Level 3	7,071	8.4701	59,888	-	59,888
SC6 - Level 4	1,172	8.4552	9,909	-	9,909
SC6 - Level 5	2,234	8.4454	18,871	-	18,871
SC6 - Level 6	8,099	8.4305	68,240	-	68,240
SC7 - Level 2	10,499	8.8431	92,840	-	92,840
SC7 - Level 3	56,740	8.8328	501,169	65,124	566,293
SC7 - Level 4	55,311	8.8173	487,692	-	487,692
SC7 - Level 5	125,202	8.8070	1,103,333	-	1,103,333
SC7 - Level 6	58,032	8.7915	510,190	-	510,190
SC8 - Level 3	6,628	9.4461	62,609	-	62,609
SC8 - Level 4	5,083	9.4296	47,932	-	47,932
SC8 - Level 5	20,071	9.4186	189,058	-	189,058
SC8 - Level 6	2,075	9.4020	19,512	-	19,512
SC9 - Level 3	3,673	10.0257	36,820	-	36,820
SC9 - Level 4	7,949	10.0082	79,553	-	79,553
SC9 - Level 5	27,818	9.9965	278,088	-	278,088
SC9 - Level 6	9,628	9.9789	96,078	-	96,078
SCA - Level 2	17,291	10.6458	184,075	-	184,075
SCA - Level 3	22,065	10.6334	234,622	-	234,622
SCA - Level 4	16,261	10.6148	172,609	-	172,609
SCA - Level 5	60,297	10.6024	639,160	-	639,160
SCA - Level 6	8,191	10.5837	86,691	-	86,691
SCB - Level 3	14,475	11.7680	170,338	-	170,338
SCB - Level 4	18,672	11.7474	219,346	-	219,346
SCB - Level 5	27,017	11.7336	317,070	-	317,070
SCB - Level 6	23,388	11.7130	273,942	-	273,942
SCC - Level 4	3,223	9.6603	31,132	-	31,132
SCC - Level 5	10,638	9.6490	102,658	-	102,658
SCC - Level 6	367	9.6321	3,533	-	3,533
SCD - Level 3	7,333	7.0876	51,988	-	51,988
SCD - Level 4	546	7.0804	3,869	-	3,869
SCD - Level 5	2,309	7.0755	16,336	-	16,336
SCD - Level 6	1,074	7.0683	7,589	-	7,589
SCE - Level 3	2,934	5.5149	16,176	-	16,176
SCE - Level 4	1,949	5.5092	10,736	-	10,736
SCE - Level 5	2,057	5.5055	11,325	-	11,325
SCE - Level 6	776	5.4998	4,267	-	4,267
SCF - Level 3	19,948	10.1454	202,367	-	202,367
SCF - Level 4	2,226	10.1350	22,557	-	22,557
SCF - Level 5	3,592	10.1282	36,383	-	36,383
SCF - Level 6	2,235	10.1178	22,616	-	22,616
SCG - Level 3	15,087	8.5043	128,269	-	128,269
SCG - Level 5	264	8.4898	2,244	-	2,244
SCG - Level 6	1,282	8.4812	10,873	-	10,873
SCH - Level 3	14,324	9.8058	140,436	-	140,436
SCH - Level 4	2,886	9.7958	28,270	-	28,270
SCH - Level 5	9,155	9.7891	89,624	-	89,624
SCH - Level 6	2,684	9.7791	26,250	-	26,250
SCI - Level 3	3,186	8.6693	27,618	-	27,618
SCI - Level 4	9,164	8.6605	79,348	-	79,348
SCI - Level 5	6,266	8.6546	54,233	-	54,233
SCI - Level 6	1,338	8.6457	11,566	-	11,566
			$ 68,730,486	$ 251,758	$68,982,244

			$1,549,640,146	$3,763,077	$ 1,553,403,223



FEBRUARY 14, 2002

SELECT FOUR PLUS

VARIABLE AND FIXED ANNUITY

STATEMENT OF ADDITIONAL INFORMATION

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

Calculation of Performance Data
Advertising and Sales Literature
Tax Deferred Accumulation
Calculations
Example of Variable Accumulation Unit Value Calculation
Example of Variable Annuity Unit Calculation
Example of Variable Annuity Payment Calculation
Distribution of the Contract
Designation and Change of Beneficiary
Custodian
Financial Statements

The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of the Select Four Plus Variable and Fixed Annuity Contract (the "Contract") issued by Sun Life Assurance Company of Canada (U.S.) (the "Company") in connection with Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") which is not included in the Prospectus dated February 14, 2002. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Assurance Company of Canada (U.S.), c/o Retirement Products and Services, P.O. Box 9133, Wellesley Hills, Massachusetts 02481, or by telephoning (888) 786-2435.

The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.

------------------------------------------------------------------------------------------------------------------------

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.


CALCULATION OF PERFORMANCE DATA

AVERAGE ANNUAL TOTAL RETURN

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

The Securities and Exchange Commission defines "standardized" total return information to mean Average Annual Total Return, based on a hypothetical initial purchase payment of $1,000 and calculated in accordance with the formula set forth after the table, but presented only for periods subsequent to the date the sub-account was first offered by the separate account.

The table below shows, for various Sub-Accounts of the Variable Account, the Average Annual Total Return for the stated periods (or shorter period indicated in the table), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the SEC formula. The calculation assumes that you are age 76 or older on the Open Date and you have selected the EEB Premier Plus optional death benefit rider for total maximum insurance charges of 2.25% of the average daily net assets in your Variable Account. If you are age 75 or younger on the Open Date or if you select the Basic Death Benefit or a less expensive optional death benefit rider, your insurance charges would be less than 2.25% and the Average Annual Total Return would be more favorable. For purposes of determining these investment results, the actual investment performance of each Sub-Account is reflected from the date the Sub-Account commenced investment operations in the Variable Account (the "Futurity Inception Date"). No information is shown for Sub-Accounts that had not commenced operations as of December 31, 2000.

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

PERIOD ENDING DECEMBER 31, 2000
					Futurity
	1 Year	5 Year	10 Year		Inception
	Period	Period	Period	Life	Date

AIM V.I. Capital Appreciation Fund Series 2	-19.56			9.23	2/18/98
AIM V.I. Growth Fund Series 2	-28.16			6.23	2/17/98
AIM V.I. Growth and Income Fund Series 2	-22.84			4.97	3/26/98
AIM V.I. International Equity Fund Series 2	-33.47			3.49	2/17/98
Goldman Sachs V.I.T. COREsm U.S. Equity Fund	-18.17			4.23	2/17/98
Lord Abbett Series Fund Growth and Income	4.92			7.25	3/26/98
MFS/Sun Life Capital Appreciation - S Class	-20.33	14.34	15.38	12.25	11/30/89
MFS/Sun Life Emerging Growth - S Class	-26.95	18.88		21.1	5/1/95
MFS/Sun Life Government Securities Series - S Class	1.17	2.85	4.53	4.6	11/30/89
MFS/Sun Life High Yield Series - S Class	-15.74	2.17	8.4	5.63	11/30/89
MFS/Sun Life Mass. Investors Growth Stock Series - S Class	-15.25			12.28	5/6/98
MFS/Sun Life Massachusetts Investors Trust Series - S Class	-9.66	13.95		12.25	10/31/91
MFS/Sun Life New Discovery Series - S Class	-9.41			17.02	5/6/98
MFS/Sun Life Total Return Series - S Class	5.62	10.25	10.22	9.21	11/30/89
MFS/Sun Life Utilities Series - S Class	-3.32	18.3		15.34	11/16/93
SC Davis Financial Fund				3.95	7/17/00
SC Davis Venture Value Fund				-9.71	7/17/00
SC Value Equity Fund				3.93	7/17/00
SC Value Managed Fund				4.39	7/17/00
SC Value Mid Cap Fund				-5.3	7/17/00
SC Value Small Cap Fund				12.38	7/17/00
SC Blue Chip Mid Cap Fund	13.9			31.75	9/13/99
SC Investors Foundation Fund	-14.89			-5.38	9/13/99
SC Select Equity Fund	-18.22			0.64	9/13/99
Sun Capital Investment Grade Bond Fund	-0.6			-1.92	12/14/98
Sun Capital Money Market Fund	-4.23			-1.07	12/14/98
Sun Capital Real Estate Fund	20.02			6.11	12/14/98

(*) From commencement of investment operations.

The Average Annual Total Return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, in accordance with the following formula:

                                          n

                          P(l + T)      =     ERV

Where:
P =	a hypothetical initial Purchase Payment of $1,000
T =	average annual total return for the period
n =	number of years
ERV =	redeemable value (as of the end of the period) of a hypothetical $1,000 Purchase Payment made at the beginning of the 1-year, 5-year, or 10-year period (or fractional portion thereof)

The formula assumes that: (1) all recurring fees have been deducted from the Participant's Account; (2) all applicable non-recurring Contract charges are deducted at the end of the period, and (3) there will be a full surrender at the end of the period.

The $50 annual Account Fee will be allocated among the Sub-Accounts so that each Sub-Account's allocated portion of the Account Fee is proportional to the percentage of the number of Individual Contracts and Certificates that have amounts allocated to that Sub-Account. Because the impact of the Account Fee on a particular Contract may differ from those assumed in the computation due to differences between actual allocations and the assumed ones, the total return that would have been experienced by an actual Contract over these same time periods may have been different from that shown above.

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

The tables below show, for various Sub-Accounts of the Variable Account, Non -Standardized Average Annual Total Return for the periods indicated, based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out under "Standardized Average Annual Total Return." This calculation assumes that you are age 76 or older on the Open Date and you have selected the EEB Premier Plus optional death benefit rider for total maximum insurance charges of 2.25%of the average daily net assets in your Variable Account. If you are age 75 or younger on the Open Date or if you selected the Basic Death Benefit or a less expensive optional death benefit rider, your insurance charges would be less than 2.25% and the Average Annual Total Return would be more favorable.

For purposes of determining these investment results, the actual investment performance of each Fund is reflected from the date each Fund commenced operations ("Inception Date").


NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

PERIOD ENDING DECEMBER 31, 2001
					Futurity
	1 Year	5 Year	10 Year		Inception
	Period	Period	Period	Life	Date

AIM V.I. Capital Appreciation Fund Series 2	-13.14	12.59		14.47	5/5/93
AIM V.I. Growth Fund Series 2	-22.48	13.77		13.25	5/5/93
AIM V.I. Growth and Income Fund Series 2	-16.7	14.27		14.75	5/2/94
AIM V.I. International Equity Fund Series 2	-28.26	8.33		8.33	5/5/93
Goldman Sachs V.I.T. COREsm U.S. Equity Fund	-11.65			6.74	2/13/98
Lord Abbett Series Fund Growth and Income	13.2	15.19	15.08	13.6	12/11/89
MFS/Sun Life Capital Appreciation - S Class	-13.64	14.79	15.71	13.42	6/12/85
MFS/Sun Life Emerging Growth - S Class	-21.13	19.11		21.31	5/1/95
MFS/Sun Life Government Securities Series - S Class	9.34	3.09	4.73	5.47	6/12/85
MFS/Sun Life High Yield Series - S Class	-9.11	2.32	8.49	5.51	6/12/85
MFS/Sun Life Mass. Investors Growth Stock Series - S Class	-8.48			14.68	5/6/98
MFS/Sun Life Massachusetts Investors Trust Series - S Class	-2.4	14.14	13.79	11.28	11/14/86
MFS/Sun Life New Discovery Series - S Class	-2.13			19.3	5/6/98
MFS/Sun Life Total Return Series - S Class	13.9	10.48	10.4	9.67	5/11/88
MFS/Sun Life Utilities Series - S Class	4.32	18.37		15.41	11/16/93
SC Davis Financial Fund				12.22	7/17/00
SC Davis Venture Value Fund				-2.45	7/17/00
SC Value Equity Fund				12.2	7/17/00
SC Value Managed Fund				12.66	7/17/00
SC Value Mid Cap Fund				2.34	7/17/00
SC Value Small Cap Fund				20.66	7/17/00
SC Blue Chip Mid Cap Fund	22.18			38.35	9/1/99
SC Investors Foundation Fund	-8.08			1.77	9/1/99
SC Select Equity Fund	-11.7			8.02	9/1/99
Sun Capital Investment Grade Bond Fund	7.45			2.07	12/7/98
Sun Capital Money Market Fund	3.51			2.9	12/7/98
Sun Capital Real Estate Fund	28.3			9.02	12/7/98

(*) From commencement of investment operations.

The Variable Account may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and sports. Such results may be computed on a "cumulative" and/or "annualized" basis. All illustrations of non-standardized performance will be accompanied by an illustration of standardized performance.

"Cumulative" quotations are arrived at by calculating the change in the Accumulation Unit value of a Sub-Account between the first and last day of the base period being measured, and expressing the difference as a percentage of the Accumulation Unit value at the beginning of the base period.

"Annualized" quotations (described in the following table as "Compound Growth Rate") are calculated by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

DUFF & PHELPS CREDIT RATING Company's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and "style box" matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

In its advertisements and other sales literature for the Variable Account and the Funds, the Company intends to illustrate the advantages of the Contracts in a number of ways:

DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

THE COMPANY'S AND THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

THE COMPANY'S ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Duff & Phelps and A.M. Best Company above); it may refer to its assets; and it may discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria. For example, at December 31, 1998, the Company was the 36th largest U.S. life insurance company based upon overall assets.

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how 3 different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. The third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.
	10 YEARS	20 YEARS	30 YEARS

Non-Tax-Deferred Account	$16,856	$28,413	$ 47,893

Tax-Deferred Account	$21,589	$46,610	$100,627

Tax-Deferred Account After Paying Taxes	$17,765	$34,528	$ 70,720

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACT OR ANY OF ITS INVESTMENT OPTIONS. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59 1/2, A 10% FEDERAL PENALTY TAX.

TAX-DEFERRED ACCUMULATION

In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract's accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Variable Account's investment returns. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contract or in general on a tax-deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contract in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge, the 0.15% administrative charge, the .20% distribution fee and the $50 annual Account Fee. In addition, the values shown would assume that the Participant has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

In developing illustrative tax deferral charts, we will observe these general principles:
-	The assumed rate of earnings will be realistic.
-	The illustrative chart will accurately depict the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
-	Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
-	A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by a Participant who has not reached age 59 1/2 at the time of surrender.

The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary among Participants.

CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 is 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00006235 (the daily equivalent of the current maximum charge of 2.25% on an annual basis) gives a net investment factor of 1.00321276. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6113597 (14.5645672 X 1.00321276).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been 12.3456789. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3845466 (12.3456789 X 1.00322953 (the Net Investment Factor) (based on the daily equivalent of maximum annuity phase charge of 1.65% on an annual basis) X 0.99991902). 0.99991902 is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3845466. The first variable annuity payment would be $865.57 (8,765.4321 X 14.5645672 X 6.78 divided by 1,000). The number of annuity units credited would be 70.1112 ($865.57 divided by 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 X 12.3845466).

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company. Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company.

Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions will not be paid with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contract, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading "Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates."

DESIGNATION AND CHANGE OF BENEFICIARY

The Beneficiary designation in the Application will remain in effect until changed.

Subject to the rights of an irrevocably designated Beneficiary, you may change or revoke the designation of Beneficiary by filing the change or revocation with us in the form we require. The change or revocation will not be binding on us until we receive it. When we receive it, the change or revocation will be effective as of the date on which it was signed, but the change or revocation will be without prejudice to us on account of any payment we make or any action we take before receiving the change or revocation.

Please refer to the terms of your particular retirement plan and any applicable legislation for any restrictions on the beneficiary designation.

CUSTODIAN

We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

FINANCIAL STATEMENTS

The Financial Statements of Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F for the year ended December 31, 2000 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


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

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF INCOME

(in millions)

For the years ended December 31, 2000, 1999 and 1998
	2000	1999	1998
Revenues

Premiums and annuity considerations	$ 44.8	$ 45.1	$ 203.3
Net investment income	287.7	365.0	455.9
Net realized investment gains (losses)	(19.9)	2.3	8.4
Fee and other income	297.8	217.5	179.1

Total revenues	610.4	629.9	846.7

Benefits and expenses
Policyowner benefits	338.3	334.9	588.1
Other operating expenses	164.9	101.1	100.0
Amortization of deferred policy acquisition costs	123.8	67.8	88.8

Total benefits and expenses	627.0	503.8	776.9

Income (loss) from operations	(16.6)	126.1	69.8

Interest expense	44.7	43.3	44.9

Income (loss) before income tax expense and
discontinued operations	(61.3)	82.8	24.9

Income tax expense (benefit):
Federal	(61.7)	28.8	10.9
State	(2.1)	0.3	(0.1)

Income tax expense (benefit)	(63.8)	29.1	10.8

Net income from continuing operations	2.5	53.7	14.1

Net loss on disposal of subsidiaries, after tax	-	(12.3)	-

Discontinued operations	-	1.0	0.1

Net income	$ 2.5	$ 42.4	$ 14.2

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

F-1


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED BALANCE SHEETS

(in millions except per share data)

December 31, 2000 and 1999
ASSETS	2000	1999
Investments
Available-for-sale fixed maturities at fair value (amortized cost
of $2,454.5 and $2,685.4 in 2000 and 1999, respectively)	$ 2,501.4	$ 2,677.3
Trading fixed maturities at fair value (amortized cost of $635.5 and
$1.0 in 2000 and 1999, respectively)	648.2	1.0
Held-to-maturity fixed maturities at amortized cost	600.0	-
Short-term investments	112.1	177.2
Mortgage loans	846.4	931.4
Real estate	77.7	95.1
Policy loans	41.5	40.7
Other invested assets	74.6	67.9

Total investments	4,901.9	3,990.6

Cash and cash equivalents	390.0	550.3
Accrued investment income	64.9	50.5
Deferred policy acquisition costs	762.0	686.3
Outstanding premiums	3.0	2.7
Other assets	61.7	81.2
Separate account assets	17,874.2	16,123.3

Total assets	$ 24,057.7	$ 21,484.9

LIABILITIES

Future contract and policy benefits	$ 714.7	$ 729.3
Contractholder deposit funds and other policy liabilities	3,313.0	3,144.8
Unearned revenue	4.5	7.1
Accrued expenses and taxes	52.7	98.8
Deferred federal income taxes	41.4	77.7
Long-term debt payable to affiliates	565.0	565.0
Partnership Capital Securities	607.8	-
Other liabilities	123.2	67.7
Separate account liabilities	17,874.2	16,123.3

Total liabilities	23,296.5	20,813.7

Commitments and contingencies - Note 15

STOCKHOLDER'S EQUITY

Common stock, $1,000 par value - 10,000 shares authorized; 6,437 and
5,900 shares issued and outstanding in 2000 and 1999, respectively	$ 6.4	$ 5.9
Additional paid-in capital	264.9	199.4
Accumulated other comprehensive income	38.6	7.1
Retained earnings	451.3	458.8

Total stockholder's equity	761.2	671.2

Total liabilities and stockholder's equity	$ 24,057.7	$ 21,484.9

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

F-2


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

For the years ended December 31, 2000, 1999, and 1998

	2000	1999	1998

Net income	$ 2.5	$ 42.4	$ 14.2
Other comprehensive income
Net unrealized holding gains (losses) on available-for-sale
securities, net of tax	31.4	(68.6)	(4.3)
Other	0.1	(0.2)	-
	31.5	(68.8)	(4.3)

Comprehensive income	$ 34.0	$ (26.4)	$ 9.9

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

F-3


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in millions)

For the years ended December 31, 2000, 1999, and 1998

			ACCUMULATED
		ADDITIONAL	OTHER		TOTAL
	COMMON	PAID-IN	COMPREHENSIVE	RETAINED	STOCKHOLDER'S
	STOCK	CAPITAL	INCOME	EARNINGS	EQUITY

Balance at December 31, 1997	$ 5.9	$ 199.4	$ 80.2	$ 532.2	$ 817.7

Net income				14.2	14.2
Other comprehensive income			(4.3)		(4.3)
Dividends to stockholder				(50.0)	(50.0)

Balance at December 31, 1998	5.9	199.4	75.9	496.4	777.6

				42.4	42.4
Other comprehensive income			(68.8)		(68.8)
Dividends to stockholder				(80.0)	(80.0)

Balance at December 31, 1999	5.9	199.4	7.1	458.8	671.2

Net income				2.5	2.5
Other comprehensive income			31.5		31.5
Common shares issued	0.5				0.5
Additional paid-in-capital		65.5			65.5
Dividends to stockholder				(10.0)	(10.0)

Balance at December 31, 2000	$ 6.4	$ 264.9	$ 38.6	$ 451.3	$ 761.2

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

F-4


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

For the years ended December 31, 2000, 1999 and 1998
	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continuing operations	$ 2.5	$ 53.7	$ 14.1
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of discount and premiums	(0.8)	(0.5)	0.2
Depreciation and amortization	2.8	3.7	2.2
Net realized (gains) losses on investments	19.9	(2.3)	(8.4)
Net unrealized gains on trading fixed maturities	(12.7)	-	-
Interest credited to contractholder deposits	195.5	216.4	238.7
Deferred federal income taxes	(53.1)	14.5	(8.6)
Cash dividends from subsidiaries	-	19.3	-
Changes in assets and liabilities:
Deferred acquisition costs	(83.0)	(88.4)	208.7
Accrued investment income	(5.7)	11.4	31.1
Other assets	15.0	(75.3)	78.5
Future contract and policy benefits	(14.5)	(7.5)	(1,124.0)
Other, net	38.7	72.3	896.6
Net cash provided by operating activities	104.6	217.3	329.1
CASH FLOWS FROM INVESTING ACTIVITIES:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	1,001.9	1,240.9	1,665.6
Trading fixed maturities	186.9	-	-
Subsidiaries	-	57.5	0.6
Other invested assets	-	-	0.9
Mortgage loans	208.5	385.7	316.9
Real estate	36.0	2.8	6.0
Purchases of:
Available-for-sale fixed maturities	(738.3)	(615.2)	(1,346.7)
Trading fixed maturities	(821.3)	-	-
Equity securities	-	-	(0.2)
Other invested assets	(2.2)	(7.4)	(11.4)
Mortgage loans	(121.9)	(344.9)	(123.0)
Real estate	(15.0)	(1.6)	(1.1)
Changes in other investing activities, net	2.8	3.1	(14.4)
Net change in policy loans	(0.8)	1.9	(1.6)
Net change in short-term investments	34.9	155.9	(38.2)
Net cash provided by (used in) investing activities	(228.5)	878.7	453.4
CASH FLOWS FROM FINANCING ACTIVITIES:
Deposits to contractholder deposit funds	1,962.3	1,536.8	910.8
Withdrawals from contractholder deposit funds	(1,988.7)	(2,267.2)	(1,803.2)
Repayment of long-term debt and borrowed funds	-	-	(110.1)
Dividends paid to stockholder	(10.0)	(80.0)	(50.0)
Net cash provided by (used in) financing activities	(36.4)	(810.4)	(1,052.5)
Net change in cash and cash equivalents	(160.3)	285.6	(270.0)
Cash and cash equivalents, beginning of year	550.3	264.7	534.7
Cash and cash equivalents, end of year	$ 390.0	$ 550.3	$ 264.7
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$ 43.3	$ 43.3	$ 40.5
Income taxes paid	63.7	5.5	50.6

NON-CASH TRANSACTION

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

F-5


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. As of December 31, 2000, the Company was licensed in 48 states and certain other territories. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's wholly-owned insurance subsidiary, Sun Life Insurance and Annuity Company of New York, is licensed in New York. The Company and its subsidiaries are engaged in the sale of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts, group life and disability insurance, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLC"), is now the ultimate parent of Sun Life Assurance Company of Canada and the Company.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stockholder-owned life insurance companies.

For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than GAAP. During 2000 the Company changed its basis of accounting to GAAP and has restated the financial statements for the prior years ended December 31, 1999 and 1998 to conform with GAAP. See Note 13 for a reconciliation of statutory surplus to GAAP equity and statutory net income to GAAP net income.

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company owns all of the outstanding shares of Sun Life Insurance and Annuity Company of New York, Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial Services Limited, Sun Benefit Services Company, Inc., Sun Capital Advisers, Inc., Sun Life Finance Corporation, Sun Financial Group Advisers, Inc., Sun Life of Canada (U.S.) SPE 97-1, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., and Clarendon Insurance Agency, Inc. The results are also consolidated with Sun Life of Canada Funding, LLC, which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I, for which Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner. All significant intercompany transactions have been eliminated in consolidation.

F-6


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Sun Life Insurance and Annuity Company of New York is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in its state of domicile, New York. Sun Life of Canada (U.S.) Distributors, Inc. is a registered investment adviser and broker-dealer. Sun Life Financial Services Limited serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada (Bermuda), an affiliate. Sun Capital Advisers, Inc. is a registered investment adviser. Sun Life of Canada (U.S.) SPE 97-1 was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I. Clarendon Insurance Agency, Inc. is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. Sun Benefit Services Company, Inc., Sun Life Finance Corporation and Sun Financial Group Advisers, Inc. are currently inactive. Sun Life of Canada Funding, LLC. was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. Sun Life of Canada (U.S.) Limited Partnership I was established to purchase subordinated debentures issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., and to issue Partnership Capital Securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I.

In June 2000, the Company sold Sun Life Information Services Ireland, Limited to Sun Life Assurance Company of Canada. Sun Life Information Services Ireland, Limited provides information systems development services to Sun Life Assurance Company of Canada and its subsidiaries.

During 1999, the Company sold two of its subsidiaries, Massachusetts Casualty Insurance Company ("MCIC") (sold February 1999) and New London Trust F.S.B. ("NLT") (sold October 1999). MCIC is a life insurance company that issues only individual disability income policies. NLT is a federally chartered savings bank, which grants commercial, residential real estate and installment loans. The results of operations of MCIC and NLT are reported as discontinued operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements have been reclassified to conform to the 2000 presentation.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, off balance sheet financial instruments, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 6.

F-7


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short-term bank participations. All such investments have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

INVESTMENTS

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity, trading, or available-for-sale. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost adjusted for amortization of premiums, and accretion of discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading. Securities that do not meet this criterion are classified as available-for-sale. Available-for-sale securities are carried at aggregate fair value with changes in unrealized gains or losses reported net of policyholder related amounts and of deferred income taxes in a separate component of other comprehensive income. Trading securities are carried at aggregate fair value with changes in unrealized gains or losses reported as a component of net investment income. Fair values for publicly traded securities are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment and liquidity characteristics. All security transactions are recorded on a trade date basis. The Company's accounting policy for impairment requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for additional impairment, if necessary.

Mortgage loans are stated at unpaid principal balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Mortgage loans, which include primarily commercial first mortgages, are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made.

F-8


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value less estimated costs to dispose at the time of foreclosure. Real estate investments are diversified by property type and geographic area throughout the United States.

Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

Other invested assets consist primarily of leveraged leases and tax credit partnerships.

The Company uses derivative financial instruments including swaps and options as a means of hedging exposure to interest rate, currency and equity price risk.

Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other than temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

F-9


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting and other costs, which vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized; generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits. Deferred acquisition costs for each life product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

OTHER ASSETS

Property, equipment, leasehold improvements and capitalized software costs which are included in other assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.

F-10


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(CONTINUED):

POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 4.5% to 5.5% for life insurance and 6.0% to 11.3% for annuities. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon both the Company and its affiliates' experience and industry standards. Estimated liabilities are established for group life and health policies that contain experience-rating provisions.

Contractholder deposit funds consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.

Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.

REVENUE AND EXPENSES

Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group life and group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from universal life-type products and investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For universal life-type and investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.

F-11


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

INCOME TAXES

The Company and its subsidiaries participate in a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments, and are generally not chargeable with liabilities that arise from any other business of the Company.

SEPARATE ACCOUNTS

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the contractholder.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for all fiscal quarters until fiscal years beginning after June 15, 2000.

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended SFAS No. 133. SFAS No. 138 amended SFAS No. 133 so that for interest rate hedges, a company may designate as the hedged risk, the risk of changes only in a benchmark interest rate. Also, credit risk is newly defined as the company-specific spread over the benchmark interest rate and may be hedged separately from, or in combination with, the benchmark interest rate.

F-12


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Initial application of SFAS No. 133, as amended, for the Company will begin January 1, 2001. The Company estimates that at January 1, 2001, it will record $8,600,000 as a cumulative transition adjustment that will increase earnings relating to derivatives not designated as hedges prior to adoption of SFAS 133.

On January 1, 1999, the Company adopted AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed such costs as they were incurred. The adoption of SOP 98-1, resulted in an increase in pre-tax income of $6,232,000 for the year ended December 31, 1999.

In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. While the Company is currently in the process of quantifying the impact of EITF No. 99-20, the consensus provisions are not expected to have a material impact on the Company's financial condition or results of operations.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Services of Financial Assets and Extinguishment of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. For transfers and servicing of financial assets and Extinguishment of liabilities, this standard will be effective for the Company's June 30, 2001 unaudited financial statements. However, for disclosures regarding securitizations and collateral, as well as recognition and reclassification of collateral, this standard will be effective for the Company's December 31, 2000 financial statements. The Company is currently evaluating the financial statement impact of the adoption of this standard, however, it does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

F-13


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES

Effective October 1, 1998, the Company terminated a reinsurance agreement with Sun Life Assurance Company of Canada resulting in a decrease in income from operations to the Company of approximately $64,000,000 in 1998.

On February 11, 1999, two notes previously issued to the Company by Massachusetts Financial Services Company ("MFS"), an affiliate, were combined into a new note with a February 11, 2000 maturity date. The original notes were each issued for $110,000,000. One note was issued on February 11, 1998 at an interest rate of 6.0% and a due date of February 11, 1999. The other note was issued on December 22, 1998 at an interest rate of 5.55% and a due date of February 11, 1999. These two notes and an additional $10,000,000 were combined into a new note of $230,000,000 with a floating interest rate based on the six-month LIBOR rate plus 25 basis points. The $230,000,000 note was repaid to the Company on December 21,1999.

On December 31, 1998, the Company had an additional $20,000,000 investment in notes issued by MFS, scheduled to mature in 2000. These notes were repaid to the Company on December 21, 1999.

On January 14, 2000, the Company purchased $200,000,000 of notes from MFS. On November 1, 2000, MFS repaid $100,000,000 of these notes.

On February 5, 1999, the Company sold MCIC to an unaffiliated company. The net proceeds of this sale were $33,965,000. The Company realized a loss of $25,465,000 net of a $14,482,000 tax benefit.

On October 29, 1999, the Company sold NLT to an unaffiliated company for $30,254,000. The Company realized a gain of $13,170,000 after taxes of $10,186,000.

On December 22, 1999, the Company acquired twenty-eight mortgages from Sun Life Assurance Company of Canada for a total cost of $118,092,000.

On June 27, 2000, the Company sold Sun Life Information Services Ireland, Limited to Sun Life Assurance Company of Canada. The Company realized a pretax gain of $451,000 on the sale.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its ownership in all 200 shares issued and outstanding of Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital.

As a result of the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. on December 21, 2000, and its ownership interest in Sun Life of Canada (U.S.) Limited Partnership I, the Company became the owner of a $600,000,000 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc. The Company also assumed the liability of the partnership capital securities issued to Sun Life of Canada (U.S.) Capital Trust I, a Delaware business Trust sponsored by the Company's parent. Partnership capital securities issued of $600,010,000 accrue interest at 8.526% and have no scheduled maturity date. These partnership capital securities, which represent the limited partner interest of Sun Life (U.S.) Limited Partnership I, may be redeemed on or after May 6, 2027. The Company is accounting for the acquisition of Sun Life of Canada (U.S.) General Partner, Inc. using the purchase method of accounting. The attached proforma statements of income for the years ended December 31, 2000 and 1999 illustrate the Company's results of operations as if the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. took place at the beginning of the year, respectively.

F-14


	Proforma	Proforma
	2000	1999
Revenues

Premiums and annuity considerations	$ 44.8	$ 45.1
Net investment income	338.8	419.8
Net realized investment gains (losses)	(19.9)	2.3
Fee and other income	297.9	217.5

Total revenues	661.6	684.7

Benefits and expenses
Policyowner benefits	338.3	334.9
Other operating expenses	164.9	101.1
Amortization of deferred policy acquisition costs	123.8	67.8

Total benefits and expenses	627.0	503.8

Income (loss) from operations	34.6	180.9

Interest expense	94.5	94.5

Income (loss) before income tax expense and discontinued
operations	(59.9)	86.4

Income tax expense (benefit):
Federal	(61.7)	30.0
State	(2.1)	0.4

Income tax expense (benefit)	(63.8)	30.4

Net income from continuing operations	3.9	56.0

Net loss on disposal of subsidiaries, after tax	-	(12.3)

Discontinued operations	-	1.0

Net income	$ 3.9	$ 44.7

F-15


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

Dividends in the amounts of $10,000,000, $80,000,000, and $50,000,000, were declared and paid by the Company to its parent, Sun Life of Canada (U.S.) Holdings, Inc. during 2000, 1999, and 1998, respectively. The Company and its subsidiaries have management services agreements with Sun Life Assurance Company of Canada which provide that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under these agreements amounted to approximately $31,857,416 in 2000, $30,745,000 in 1999, and $17,381,000 in 1998.

As more fully described in Note 7, the Company has been involved in several reinsurance transactions with Sun Life Assurance Company of Canada.

The Company has accrued $4,259,000 for unpaid interest on surplus notes at December 31, 2000 and 1999, respectively. The Company expensed $43,266,000, $43,266,000, and $44,903,000 for interest on surplus notes and notes payable for the years ended December 31, 2000, 1999 and 1998, respectively.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its $350,000,000 Sun Life Assurance Company of Canada subordinated note to Sun Canada Financial Co., an affiliate, in the form of additional capitalization. On the same day, Sun Canada Financial Co. transferred its ownership in the Company's surplus notes totaling $315,000,000 to Sun Life of Canada (U.S.) Holdings, Inc. in the form of a dividend. As a result, the Company had $565,000,000 of surplus notes issued to its parent, Sun Life of Canada (U.S.) Holdings Inc., as of December 31, 2000. The following table lists the details of the surplus notes outstanding (in 000's):
	MATURITY	PRINCIPAL	RATE

Sun Life of Canada (U.S.) Holdings, Inc.	12/15/07	$150,000	6.625%
Sun Life of Canada (U.S.) Holdings, Inc.	12/15/15	150,000	7.250%
Sun Life of Canada (U.S.) Holdings, Inc.	12/15/15	7,500	6.125%
Sun Life of Canada (U.S.) Holdings, Inc.	12/15/07	7,500	5.750%
Sun Life of Canada (U.S.) Holdings, Inc.	11/06/27	250,000	8.625%
		------------
Total		$565,000

F-16


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS

FIXED MATURITIES

The amortized cost and fair value of fixed maturities were as follows (in 000's):
	DECEMBER 31, 2000
		GROSS	GROSS	ESTIMATED
	AMORTIZED	UNREALIZED	UNREALIZED	FAIR
	COST	GAINS	LOSSES	VALUE
Available-for-sale fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 183,733	$ 8,286	$ (68)	$ 191,951
States, provinces and political subdivisions	22,515	653	-	23,168
Mortgage-backed securities	123,113	2,132	(317)	124,928
Public utilities	286,744	12,805	(5,914)	293,635
Transportation	245,675	13,406	(3,821)	255,260
Finance	299,440	8,141	(5,761)	301,820
Corporate	1,293,302	52,597	(35,271)	1,310,628
Total available-for-sale fixed maturities	$ 2,454,522	$ 98,020	$ (51,152)	$ 2,501,390

Trading fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 500	$ 1	$ -	$ 501
Mortgage-backed securities	18,281	556	(156)	18,681
Public utilities	30,918	1,293	(243)	31,968
Transportation	97,900	3,218	(266)	100,852
Finance	159,250	5,470	(348)	164,372
Corporate	328,662	9,116	(5,975)	331,803
Total trading fixed securities	$ 635,511	$ 19,654	$ (6,988)	$ 648,177

Held-to-maturity fixed maturities:
Sun Life of Canada (U.S.) Holdings, Inc.,
8.526% subordinated debt, due 2027	$ 600,000	$ -	$ (53,888)	$ 546,112
Total held-to-maturity fixed maturities	$ 600,000	$ -	$ (53,888)	$ 546,112
	DECEMBER 31, 1999
		GROSS	GROSS	ESTIMATED
	AMORTIZED	UNREALIZED	UNREALIZED	FAIR
	COST	GAINS	LOSSES	VALUE
Available-for-sale fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 107,272	$ 2,104	$ (3,191)	$ 106,185
States, provinces and political subdivisions	32,593	15	(161)	32,447
Mortgage-backed securities	98,903	1,225	(541)	99,587
Public utilities	360,672	7,954	(9,780)	358,846
Transportation	327,544	8,585	(4,258)	331,871
Finance	281,303	4,632	(6,935)	279,000
Corporate	1,477,105	22,851	(30,556)	1,469,400
Total available-for-sale fixed maturities	$ 2,685,392	$ 47,366	$ (55,422)	$ 2,677,336

Trading fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 1,000	$ 2	$ -	$ 1,002
Total trading fixed securities	$ 1,000	$ 2	$ -	$ 1,002

F-17


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED)

The amortized cost and estimated fair value by maturity periods for fixed maturity investments are shown below (in 000's). Actual maturities may differ from contractual maturities on mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.
	DECEMBER 31, 2000

	AMORTIZED	ESTIMATED
	COST	FAIR VALUE

Maturities of available-for-sale fixed securities:
Due in one year or less	$ 190,837	$ 187,267
Due after one year through five years	949,281	959,260
Due after five years through ten years	537,068	563,360
Due after ten years	777,336	791,503

	$ 2,454,522	$ 2,501,390

Maturities of trading fixed securities:
Due in one year or less	$ 500	$ 501
Due after one year through five years	186,541	190,300
Due after five years through ten years	266,573	270,476
Due after ten years	181,897	186,900

	$ 635,511	$ 648,177

Maturities of held-to-maturity securities:
Due after ten years	$ 600,000	$ 546,112

Gross gains of $9,056,000, $12,496,000 and $25,752,000 and gross losses of $24,018,000, $7,646,000, and $1,439,000 were realized on the voluntary sale of fixed maturities for the years ended December 31, 2000, 1999, and 1998, respectively.

Fixed maturities with an amortized cost of approximately $2,991,000 and $3,009,000 at December 31, 2000 and 1999 respectively, were on deposit with Federal and State governmental authorities as required by law.

No fixed maturities have been pledged to collateralize various liabilities at December 31, 2000 and 1999, respectively.

F-18


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED)

As of December 31, 2000 and 1999, 98% and 94%, respectively, of the Company's fixed maturities were investment grade. Investment grade securities are those that are rated "BBB" or better by nationally recognized rating agencies. During 2000, the Company incurred realized losses totalling $14,956,000 for other than temporary impairment of value of some of its fixed maturities after determining that not all of the year 2000 unrealized losses are temporary in nature. Also in 2000, the Company stopped accruing income on its holdings of an issuer that declared bankruptcy. $243,000 of interest income on these holdings was not accrued. All of the Company's securities were income producing for the years ended December 31, 1999 and 1998.

MORTGAGE LOANS AND REAL ESTATE

The Company invests in commercial first mortgage loans and real estate throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made. Real estate investments classified as held-for-sale have been obtained primarily through foreclosure. The carrying value of mortgage loans and real estate investments net of applicable reserves and accumulated depreciation on real estate were as follows (in 000's):
	DECEMBER 31,

	2000	1999

Total mortgage loans	$ 846,439	$ 931,351

Real estate:
Held-for-sale	7,483	7,804
Held for production of income	70,239	87,290

Total real estate	$ 77,722	$ 95,094

Accumulated depreciation on real estate was $14,879,000 and $18,529,000 at December 31, 2000 and 1999, respectively.

F-19


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, mortgage loans' values are impaired or mortgage loans' values are impaired but they are performing, appropriate allowances for losses have been made. The Company has restructured mortgage loans, impaired mortgage loans and impaired but performing mortgage loans totaling $18,165,000 and $33,577,000 at December 31, 2000 and 1999, respectively, against which there are allowances for losses of $4,675,000 and $7,750,000, respectively. During 2000, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $1,500,000.

The investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets, were as follows (in 000's):
	BALANCE AT			BALANCE AT
	JANUARY 1,	ADDITIONS	SUBTRACTIONS	DECEMBER 31,

2000
Mortgage loans	$ 7,750	$ 3,837	$ (6,912)	$ 4,675
Real estate	1,723	-	(1,723)	-

1999
Mortgage loans	$ 6,600	$ 4,045	$ (2,895)	$ 7,750
Real estate	1,250	1,379	(906)	1,723

Mortgage loans and real estate investments comprise the following property types and geographic regions (in 000's):
	DECEMBER 31,

	2000	1999
Property Type:
Office building	$ 328,976	$ 357,466
Residential	47,805	58,546
Retail	379,326	433,970
Industrial/warehouse	153,580	156,204
Other	19,149	29,732
Valuation allowances	(4,675)	(9,473)

Total	$ 924,161	$ 1,026,445

F-20


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):
	DECEMBER 31,

	2000	1999

Geographic region:

Arizona	$ 19,809	$ 16,155
California	87,607	117,355
Colorado	8,636	13,019
Connecticut	38,401	25,229
Delaware	15,131	15,919
Florida	36,179	43,718
Georgia	46,895	52,178
Indiana	13,496	19,174
Kentucky	14,941	12,225
Maryland	20,849	10,826
Massachusetts	98,377	99,661
Michigan	45,948	69,545
Nevada	5,308	5,532
New Jersey	16,653	18,806
New York	69,529	65,107
North Carolina	11,009	10,111
Ohio	35,966	43,947
Pennsylvania	132,615	159,328
Tennessee	12,889	13,385
Texas	22,380	17,924
Utah	11,171	11,583
Virginia	20,911	21,731
Washington	60,560	68,657
All other	83,576	104,803
Valuation allowances	(4,675)	(9,473)
Total	$ 924,161	$ 1,026,445

F-21


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

At December 31, 2000, scheduled mortgage loan maturities were as follows (000's):
2001	$ 81,373
2002	53,711
2003	31,245
2004	50,392
2005	89,651
Thereafter	540,067
Total	$ 846,439

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. The Company has made commitments of mortgage loans on real estate and other loans into the future. The outstanding commitments for these mortgages amount to $45,119,000 and $15,911,000 at December 31, 2000 and 1999, respectively.

During 2000, the Company sold commercial mortgage loans in a securitization transaction. In the transaction, the Company retained servicing responsibilities, a Class B and a Class I interest only certificate. The Class B certificate is a subordinated interest. The Company receives annual servicing fees, before expenses, of 0.1 percent of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors in the securitization trust have no recourse to the Company's other assets for failure of debtors to pay when due. The value of the Company's retained interest is subject to credit, and interest rate risk on the transferred financial assets. The Company recognized a pretax gain of $763,000 on the securitization transaction.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year were as follows:
	CLASS B	CLASS I

Prepayment speed	0	0
Weighted average life in years	7.25	4.54
Expected credit losses	0	0
Residual cash flows discount rate	7.798	8.844
Treasury rate interpolated for average life	4.97	4.96
Spread over treasuries	2.83%	3.88%
Duration in years	5.201	3.611

F-22


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

Key economic assumptions and the sensitivity of the current fair value of cash flows in those assumptions are as follows (in 000's):
	COMMERCIAL MORTGAGES

	CLASS B	CLASS I

Carrying amount of retained interests	$ 2,737	$ 1,634
Fair value of retained interests	2,875	1,716
Weighted average life in years	7.254	4.543

EXPECTED CREDIT LOSSES
Impact on fair value of .025% of adverse change	4	36
Impact on fair value of .05% of adverse change	8	73

RESIDUAL CASH FLOWS DISCOUNT RATE
Impact on fair value of .5% of adverse change	75	31
Impact on fair value of 1% of adverse change	150	62

The total principal amount of the commercial mortgage loans was $32,035,000 at December 31, 2000, none of which were 60 days or more past due. There were no net credit losses incurred relating to the commercial mortgage loans at the date of the securitization and at December 31, 2000.

SECURITIES LENDING

The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chase Manhattan of New York. The custodian has indemnified the Company against losses arising from this program. There were no securities out on loan at December 31, 2000 and 1999, respectively. The Company requires collateral at 102% of the value of securities loaned. As of December 31, 2000 and 1999, the Company had received no collateral for securities on loan. The income resulting from this program was $48,000, $37,000 and $135,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

LEVERAGED LEASES

The Company is a lessor in a leverage lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was leased for a term of 9.78 years. The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment and non-recourse to the Company. At the end of the lease term, the master Lessee may exercise a fixed price purchase option to purchase the equipment. The Company's net investment in leveraged leases is composed of the following elements (in 000's):

F-23


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):
YEAR ENDED DECEMBER 31,
2000		1999
Lease contracts receivable	$ 57,623	$ 69,766
Less: non-recourse debt	(57,607)	(69,749)
Net Receivable	16	17
Estimated residual value of leased assets	41,150	41,150
Less: unearned and deferred income	(6,718)	(7,808)
Investment in leverage lease	34,448	33,359
Less: fees	(88)	(113)
Net investment in leverage leases	$ 34,360	$ 33,246

DERIVATIVES

The Company uses derivative financial instruments for risk management purposes to hedge against specific interest rate risk, to alter investment rate exposures arising from mismatches between assets and liabilities, and to minimize the Company's exposure to fluctuations in interest rates, foreign currency exchange rates and general market conditions. The derivative financial instruments used by the Company include swaps and options. The Company does not hold or issue any derivative instruments for trading purposes.

SWAPS

Swap agreements are contracts with other parties to exchange at specified intervals, the difference between fixed and floating rate interest amounts based upon a notional principal amount. No cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counter-party at each interest payment date. The Company enters into interest rate swap agreements to hedge against exposure to interest rate fluctuations. Because the underlying principal is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged. The net payable/receivable is recognized over the life of the swap contract as an adjustment to net investment income.

In 2000, the Company launched a new guaranteed investment contract program. The purpose of the program was to increase market place and interest for these products. Each deal is highly individualized but typically involves the issuance of foreign currency denominated contracts backed by cross currency swaps or equity linked cross currency swaps. The combination of these swaps with interest rate swaps allows the Company to lock in U.S. dollar fixed rate payments for the life of the note.

The net increase (decrease) in net investment income related to interest rate swaps was $166,000, ($2,513,000) and ($1,686,000) for the years ended December 31, 2000, 1999 and 1998, respectively. The Company did not employ hedge accounting treatment in 2000, 1999 and 1998. As a result, the unrealized gains and losses were realized immediately in those years and the deferred balances as of the year ended December 31, 1997 were realized during 1998.

F-24


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

The Company recognized gross realized gains on swaps of $3,924,000, $4,735,000, and $6,568,000 in 2000, 1999, and 1998, respectively, as well as gross realized losses of $1,156,000, $1,789,000, and $20,538,000 during 2000, 1999, and 1998, respectively.

The Company's primary risks associated with these transactions are exposure to potential credit loss in the event of non-performance by counter-parties and market risk. The Company regularly assesses the strength of the counter-parties and generally enters into transactions with counter-parties rated "A" or better by nationally recognized ratings agencies. Management believes that the risk of incurring losses related to credit risk is remote. As of December 31, 2000 and 1999, the Company's derivatives had no significant concentration of credit risk. The Company does not require collateral or other security to support derivative financial instruments with credit risk.

OPTIONS

Options are legal contracts that give the contractholder the right to buy or sell a specific amount of the underlying interest at a strike price upon exercise of the option. Cash is exchanged to purchase the option and through the exercise date, the holder can elect to exercise the option or allow it to expire. The Company also utilizes options to hedge against stock market exposure inherent in the mortality and expense risk charges and guaranteed minimum death benefit features of the Company's variable annuities.

The Company's underlying notional or principal amounts associated with open derivatives positions were as follows (in 000's):
	OUTSTANDING AT
	DECEMBER 31, 2000
	NOTIONAL
	PRINCIPAL	UNREALIZED GAIN
	AMOUNTS	(LOSS)
Interest rate swaps	$1,308,496	$ (40,432)
Currency swaps	370,554	1,839
Equity swaps	162,576	(16,883)
Total	$1,841,626	$ (55,476)
OUTSTANDING AT
DECEMBER 31, 1999
NOTIONAL
	PRINCIPAL	UNREALIZED GAIN
	AMOUNTS	(LOSS)
Interest rate swaps	$ 368,000	$ 9,522
Currency swaps	1,700	295
Total	$ 369,700	$ 9,817

At December 31, 2000, the unrealized gains (losses) on derivatives are included with other liabilities on the financial statements. The unrealized gains (losses) on derivatives are included with other assets at December 31, 1999.

F-25


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

4. NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains (losses) consisted of the following (in 000's):
	2000	1999	1998
Fixed maturities	$ (14,962)	$ 4,846	$ 24,268
Mortgage and other loans	2,057	1,981	36
Real estate	5,211	(742)	499
Derivative instruments	2,768	2,945	(13,970)
Short term investments	(22)	4	24
Write-down of fixed maturities	(14,956)	(6,689)	(2,481)
Total	$ (19,904)	$ 2,345	$ 8,376

5. NET INVESTMENT INCOME

Net investment income consisted of the following (in 000's):
	2000	1999	1998
Fixed maturities	$ 265,608	$ 254,390	$ 295,167
Equity securities	-	(33)	37
Mortgage and other loans	77,807	90,638	103,804
Real estate	8,868	6,829	7,844
Policy loans	3,047	3,172	2,934
Derivatives	(66,773)	17,671	(11,880)
Income on funds withheld under reinsurance	-	-	67,045
Other	4,664	(1,416)	(817)
Gross investment income	293,221	371,251	464,134
Less: Investment expenses	5,510	6,273	8,277
Net investment income	$ 287,711	$ 364,978	$ 455,857

F-26


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107 "Disclosure about Fair Value of Financial Instruments" excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements. The fair value amounts presented herein do not include the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 (in 000's):
DECEMBER 31, 2000			DECEMBER 31, 1999
	CARRYING	ESTIMATED	CARRYING	ESTIMATED
	AMOUNT	FAIR VALUE	AMOUNT	FAIR VALUE

Financial assets:
Cash and cash equivalents	$ 390,049	$ 390,049	$ 550,265	$ 550,265
Fixed maturities	3,749,567	3,695,679	2,678,340	2,678,340
Short-term investments	112,077	112,077	177,213	177,213
Mortgages	846,439	886,384	931,351	933,725
Derivatives	(55,476)	(55,476)	9,817	9,817
Policy loans	41,459	41,459	40,660	40,660
Other invested assets	74,551	74,551	67,938	67,938

Financial liabilities:
Guaranteed investment contracts	$ 1,002,865	$ 998,544	$ 677,265	$ 665,830
Contractholder deposit funds	2,129,758	2,090,197	2,279,413	2,213,896
Fixed annuity contracts	102,637	98,337	112,794	105,845
Interest sensitive life insurance	114,198	116,900	116,999	119,659
Long-term debt	565,000	510,962	565,000	529,212
Partnership capital securities	607,826	553,938	-	-

F-27


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

The fair values of cash and cash equivalents are estimated to be cost plus accrued interest which approximates fair value. The fair values of short-term bonds are estimated to be the amortized cost. The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics. The fair values of mortgage and other loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Policy loans are stated at unpaid principal balances, which approximate fair value.

The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.

The fair values of other deposits with future maturity dates are estimated using discounted cash flows.

The fair value of notes payable and other borrowings are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowings. The carrying amount of all other assets is assumed to approximate fair value.

7. REINSURANCE

INDIVIDUAL INSURANCE

The Company had several agreements with Sun Life Assurance Company of Canada, which provided that Sun Life Assurance Company of Canada would reinsure the mortality risk and certain ancillary benefits under various individual life insurance contracts sold by the Company. Under these agreements, basic death benefits and supplementary benefits were reinsured on a yearly renewable term basis and coinsurance basis, respectively. The effective dates of these agreements were June 1, 1982, November 1, 1986, and January 1, 1987. These agreements were terminated on December 31, 2000.

Effective January 1, 1991, the Company entered into an agreement with Sun Life Assurance Company of Canada under which certain individual life insurance contracts issued by Sun Life Assurance Company of Canada were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991, the Company entered into an agreement with Sun Life Assurance Company of Canada which provides that Sun Life Assurance Company of Canada will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Such death benefits are reinsured on a yearly renewable term basis. These two agreements were terminated effective October 1, 1998.

F-28


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

7. REINSURANCE (CONTINUED):

The Company had an agreement with an unrelated company which provided reinsurance of a small block of individual life insurance contracts on a modified coinsurance basis. This agreement was terminated on December 31, 2000.

The Company has agreements with Sun Life Assurance Company of Canada and with other unrelated companies which provide for reinsurance of certain mortality risks associated with the individual and corporate owned life insurance (COLI) contracts. These amounts are reinsured on a yearly renewable term basis.

GROUP INSURANCE

The Company has an agreement with Sun Life Assurance Company of Canada whereby Sun Life Assurance Company of Canada reinsures the mortality risks of the group life insurance contracts. Under this agreement, certain death benefits are reinsured on a yearly renewable term basis.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the group long-term disability contracts. Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis.

The effects of reinsurance were as follows (in 000's):
	FOR THE YEARS ENDED DECEMBER 31,
	2000	1999	1998

Insurance premiums:
Direct	$ 51,058	$ 54,662	$ 58,940
Assumed	-	-	159,787
Ceded	6,255	9,595	15,414
Net premiums	$ 44,803	$ 45,067	$ 203,313

Insurance and other individual policy benefits
and claims:
Direct	$ 346,411	$ 342,284	$ 352,968
Assumed	-	-	248,664
Ceded	8,077	7,433	13,523
Net policy benefits and claims	$ 338,334	$ 334,851	$ 588,109

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

F-29


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS:

PENSION PLAN

The Company and its subsidiaries participate with Sun Life Assurance Company of Canada in a non-contributory defined benefit pension plan covering essentially all employees. Benefits under all plans are based on years of service and employees' average compensation. The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully funded. Most pension plan assets consist of separate accounts of Sun Life Assurance Company of Canada or other insurance company contracts.

The following table sets forth the change in the pension plan's projected benefit obligations and assets, as well as the plan's funded status at December 31, 2000, 1999, and 1998 (in 000's):
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

CHANGE IN PROJECTED BENEFIT OBLIGATION:
Projected benefit obligation at beginning of year	$ 99,520	$ 110,792	$ 79,684
Service cost	5,242	5,632	4,506
Interest cost	7,399	6,952	6,452
Actuarial loss (gain)	579	(21,480)	21,975
Benefits paid	(3,065)	(2,376)	(1,825)
Projected benefit obligation at end of year	$ 109,675	$ 99,520	$ 110,792

CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year	$ 158,271	$ 151,575	$ 136,610
Actual return on plan assets	8,218	9,072	16,790
Benefits paid	(3,285)	(2,376)	(1,825)
Fair value of plan assets at end of year	$ 163,204	$ 158,271	$ 151,575

Funded status	$ 53,529	$ 58,752	$ 40,783
Unrecognized net actuarial loss	(12,620)	(20,071)	(2,113)
Unrecognized transition obligation	(20,561)	(22,617)	(24,674)
Unrecognized prior service cost	6,501	7,081	7,661
Prepaid benefit cost	$ 26,849	$ 23,145	$ 21,657

F-30


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS (CONTINUED):

The following table sets forth the components of the net periodic pension cost for the years ended December 31, 2000, 1999, and 1998 (in 000's).
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$ 5,242	$ 5,632	$ 4,506
Interest cost	7,399	6,952	6,452
Expected return on plan assets	(13,723)	(12,041)	(10,172)
Amortization of transition obligation asset	(2,056)	(2,056)	(2,056)
Amortization of prior service cost	580	580	580
Recognized net actuarial gain	(1,146)	(554)	(677)
Net periodic benefit cost	$ (3,704)	$ (1,487)	$ (1,367)
The Company's share of net periodic benefit cost	$ 805	$ 736	$ 586

The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 7.5% for the years ended December 31, 2000 and 1999. The expected return on plan assets for 2000 and 1999 was 8.75% and the assumed rate of compensation increase for both 2000 and 1999 was 4.50%.

The Company and certain subsidiaries also participate with Sun Life Assurance Company of Canada and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. Under the various plans the Company matches, up to specified amounts, employees' contributions to the plan. The Company's contributions were $354,000, $284,000, and $231,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

OTHER POST-RETIREMENT BENEFIT PLANS

In addition to pension benefits, the Company and certain subsidiaries provide certain health, dental, and life insurance benefits ("postretirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The following table sets forth the change in other postretirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 2000 and 1999 (in 000's).

F-31


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS (CONTINUED):
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$ 12,217	$ 10,419	$ 9,845
Service cost	529	413	240
Interest cost	1,139	845	673
Actuarial loss	3,665	1,048	308
Benefits paid	(465)	(508)	(647)
Benefit obligation at end of year	$ 17,085	$ 12,217	$ 10,419

CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year	$ -	$ -	$ -
Employer contributions	465	508	647
Benefits paid	(465)	(508)	(647)
Fair value of plan assets at end of year	$ -	$ -	$ -

Funded Status	$ (17,085)	$ (12,217)	$ (10,419)
Unrecognized net actuarial loss	4,914	1,469	586
Unrecognized transition obligation	95	140	185
Prepaid (accrued) benefit cost	$ (12,076)	$ (10,608)	$ (9,648)

F-32


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS (CONTINUED):

The following table sets forth the components of the net periodic postretirement benefit costs for the years ended December 31, 2000, 1999, and 1998 (in 000's).
	2000	1999	1998

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$ 529	$ 413	$ 240
Interest cost	1,139	845	673
Amortization of transition obligation(asset)	45	45	45
Recognized net actuarial loss (gain)	219	164	(20)
Net periodic benefit cost	$ 1,932	$ 1,467	$ 938

The Company's share of net periodic benefit cost	$ 219	$ 185	$ 95

In order to measure the postretirement benefit obligation at December 31, 2000 the Company assumed a 10.9% annual rate of increase in the per capita cost of covered health care benefits (5.5% for dental benefits). These rates were assumed to decrease gradually to 5.0% for 2006 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2000 by $3.4 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $405 thousand. Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2000 by $2.8 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $320 thousand. The assumed weighted average discount rate used in determining the postretirement benefit obligation for both 2000 and 1999 was 7.50%.

F-33


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

9. FEDERAL INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. as previously described in Note 1. Federal income taxes are calculated as if the Company was filing a separate federal income tax return. A summary of the components of federal income tax expense (benefit) in the consolidated statements of income for the years ended December 31, 2000, 1999 and 1998 was as follows (in 000's):
	2000	1999	1998

Federal income tax expense (benefit):
Current	$ (8,536)	$ 18,570	$ 19,476
Deferred	(53,145)	10,210	(8,551)

Total	$ (61,681)	$ 28,780	$ 10,925

Federal income taxes attributable to the consolidated operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:
	2000	1999	1998

Expected federal income tax expense	$ (21,455)	$ 28,969	$ 9,405
Low income housing credit	(5,805)	(6,348)	(4,446)
Additional tax provision	(35,897)	6,851	5,423
Other	1,476	(692)	543

Federal income tax expense	$ (61,681)	$ 28,780	$ 10,925

The deferred income tax (asset) liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax (assets) and liabilities as of December 31, 2000 and 1999 were as follows (in 000's):
	2000	1999

Deferred tax assets:
Actuarial liabilities	$ 177,709	$ 136,560
Other	845	943
Total deferred tax assets	$ 178,554	$ 137,503
Deferred tax liabilities:
Deferred policy acquisition costs	(189,447)	(193,238)
Investments, net	(30,513)	(21,940)
Total deferred tax liabilities	$ (219,960)	$ (215,178)
Net deferred tax liabilities	$ (41,406)	$ (77,675)

F-34


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

9. FEDERAL INCOME TAXES (CONTINUED)

The Company makes payments under the tax sharing agreements as if it were filing as a separate company.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits. The Company is currently under audit by the IRS for the years 1994 and 1995. In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements. However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

10. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses related to the group life and group disability products is summarized below (in 000's):
	2000	1999

Balance at January 1	$ 17,755	$ 15,002
Less reinsurance recoverables	(4,036)	(3,232)

Net balance at January 1	13,719	11,770

Incurred related to:
Current year	10,670	12,187
Prior years	(14)	(1,487)

Total incurred	10,656	10,700

Paid losses related to:
Current year	(5,473)	(6,755)
Prior years	(3,395)	(1,996)

Total paid	(8,868)	(8,751)

Net balance at December 31	20,574	17,755
Plus reinsurance recoverables	(5,067)	(4,036)

Balance at December 31	$ 15,507	$ 13,719

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its individual and group disability lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

F-35


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

11. DEFERRED POLICY ACQUISITION COSTS

The following illustrates the changes to the deferred policy acquisition costs (in 000's):
	2000	1999

Balance at January 1	$ 686,278	$ 523,872
Acquisition costs deferred	206,869	156,228
Amortized to expense during the year	(123,832)	(67,815)
Adjustment for unrealized investment gains (losses) during the year	(7,327)	73,993

Balance at December 31	$ 761,988	$ 686,278

12. SEGMENT INFORMATION

The Company offers financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability insurance on a group basis. Within these areas, the Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Net investment income is allocated based on segmented assets by line of business.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life and long-term disability insurance to small and mid-size employers in the State of New York.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering guaranteed investment contracts to unrelated third parties in overseas markets during the second quarter of 2000. These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies. The Company uses derivative instruments to manage the risks inherent in the contract options.

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments. Management evaluates the results of the operating segments on an after-tax basis. The Company does not materially depend on one or a few customers, brokers or agents.

F-36


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

12. SEGMENT INFORMATION (CONTINUED)

The following amounts pertain to the various business segments (in 000's):
		YEAR ENDED DECEMBER 31, 2000

			PRETAX
TOTAL	TOTAL		INCOME	NET OPERATING	TOTAL
REVENUES	EXPENDITURES		(LOSS)	INCOME (LOSS)	ASSETS

Individual Protection	$ 44,206	$ 44,477	$ (271)	$ (176)	$ 1,242,549
Group Protection	17,194	15,350	1,844	1,199	30,514
Wealth Management	533,517	556,864	(23,347)	(6,911)	22,094,736
Corporate	15,552	55,025	(39,473)	8,419	689,869

Total	$ 610,469	$ 671,716	$ (61,247)	$ 2,531	$ 24,057,668
		YEAR ENDED DECEMBER 31, 1999

Individual Protection	$ 17,625	$ 18,001	$ (376)	$ 198	$ 302,100
Group Protection	16,415	15,541	874	568	27,286
Wealth Management	563,836	460,788	103,048	73,002	20,911,529
Corporate	31,996	52,731	(20,735)	(20,036)	243,998

Total	$ 629,872	$ 547,061	$ 82,811	$ 53,732	$ 21,484,913
		YEAR ENDED DECEMBER 31, 1998

Individual Protection	$ 232,193	$ 300,478	$ (68,285)	$ (45,186)	$ 365,397
Group Protection	15,259	13,023	2,236	1,433	23,297
Wealth Management	560,643	457,483	103,160	74,662	17,572,436
Corporate	38,600	50,838	(12,238)	(16,803)	287,132

Total	$ 846,695	$ 821,822	$ 24,873	$ 14,106	$ 18,248,262

13. REGULATORY FINANCIAL INFORMATION

The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with GAAP for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and income tax expense reflects only taxes paid or currently payable.

F-37


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

13. REGULATORY FINANCIAL INFORMATION (CONTINUED):

The following information reconciles statutory net income and statutory surplus with net income and equity on a GAAP basis (in 000's):
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

Statutory net income	$ (236)	$ 90,358	$ 125,401

Adjustments to GAAP for life insurance companies:
Statutory interest maintenance reserve	4,341	3,956	2,925
Investment income and realized gains (losses)	(90,373)	13,803	(4,532)
Policyowner premiums and benefits	(36,572)	(135,416)	(178,973)
Deferred policy acquisition costs	83,037	88,413	60,527
Deferred income taxes	45,358	(13,615)	8,886
Other, net	(3,024)	(5,057)	-

GAAP net income	$ 2,531	$ 42,442	$ 14,234
	DECEMBER 31, 2000	DECEMBER 31, 1999

Statutory capital stock and surplus	$ 940,335	$ 886,342

Adjustments to GAAP for life insurance companies:
Valuation of investments	(37,011)	3,697
Deferred policy acquisition costs	761,988	686,278
Future policy benefits and
Contractholder deposit funds	(388,946)	(350,181)
Deferred income taxes	(41,406)	(77,675)
Statutory interest maintenance reserve	39,979	42,325
Statutory asset valuation reserve	45,376	45,281
Surplus notes	(565,000)	(565,000)
Other, net	5,848	178

GAAP equity	$ 761,163	$ 671,245

The NAIC has codified statutory accounting practices, which are expected to constitute the only source of prescribed statutory accounting practices effective January 1, 2001. The codification has resulted in changes to many of the prescribed accounting practices that insurance companies use to prepare their statutory financial statements. The effect of the changes to accounting practices as a result of codification in 2001 is estimated to be an increase in the Company's statutory surplus of $24 million, primarily from the establishment of deferred tax assets.

F-38


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

14. DIVIDEND RESTRICTIONS

The Company and its insurance subsidiary's ability to pay dividends are subject to certain restrictions. Delaware and New York have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company and Sun Life Insurance and Annuity Company of New York. Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve-month period, without prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its statutory surplus as of the preceding December 31, or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory surplus, would also require the prior approval of the Delaware Commissioner of Insurance. Dividends in the amounts of $10,000,000, $80,000,000 and $50,000,000 were declared and paid by the Company to its parent, Sun Life of Canada (U.S.) Holdings, Inc. during 2000, 1999, and 1998. These dividends were approved by the Board of Directors.

On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the Superintendent of Insurance of the State of New York, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of: (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to shareholders unless the insurer filed a notice of its intention to declare a dividend and its amount with the Superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the Superintendent. Dividends in the amount of $4,700,000, $6,500,000, and $3,000,000 were declared and paid during 2000, 1999, and 1998, respectively, by the Sun Life Insurance and Annuity Company of New York to the Company. These dividends were approved by the Board of Directors and the State of New York Insurance Department.

F-39


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

15. COMMITMENTS AND CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments. Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company incurred guaranty fund assessments of approximately $4,000,000, $3,500,000, and $3,500,000 in 2000, 1999 and 1998, respectively.

LITIGATION

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurance, management, at the present time, does not anticipate that the ultimate liability arising from such pending and threatened litigation will have a material effect on the financial condition or operating results of the Company.

LINES OF CREDIT

The Company has syndicated two lines of credit each in the amount of $250 million. There are 14 banks in the syndicate of lenders, which is led by Chase Bank, New York. The banks have committed to lend funds of up to $500 million when requested by the Company at prevailing rates determined in accordance with the line of credit agreements. One line of credit terminates October, 2001, the other in October, 2003. As of December 31, 2000, no amounts have been borrowed.

LEASE COMMITMENTS

The Company leases various facilities and equipment under operating leases with terms of up to 25 years. As of December 31, 2000, minimum future lease payments under such leases are as follows (in 000's):

2001	$4,090,800
2002	4,144,350
2003	3,090,600
2004	2,575,500
Thereafter	-

Total	$13,901,250

Total rental expense for the years ended December 31, 2000, 1999 and 1998 was $4,582,913, $4,656,000, and $4,139,000, respectively.

F-40


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

16. DISCONTINUED OPERATIONS

During 1999, the Company discontinued its individual disability segment and its banking and trust segment. These segments were composed of MCIC and NLT, which were both sold during 1999 to separate, unaffiliated parties. Net proceeds on the sale of MCIC were approximately $33,965,000 and the Company realized a net loss after taxes of $25,465,000. Net proceeds on the sale of NLT were approximately $30,000,000; the Company realized a net gain after taxes of $13,170,000. Immediately before the sale date of NLT, the Company received a $19 million dividend distribution from NLT.

There were no results from discontinued operations in 2000. Income from discontinued operations for the years ended December 31, 1999 and 1998 were as follows (in 000's):
	1999	1998

Revenue	$ 22,667	$ 104,225
Expenses	21,430	104,593
Provision for income taxes	203	(445)

Income from discontinued operations	$ 1,034	$ 77

F-41


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying consolidated balance sheets of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholder's equity, comprehensive income and of cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts

February 7, 2001

F-42


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000
ASSETS:	Shares	Cost	Value
Investments in:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund (AIM1)	1,439,695	$ 51,794,257	$ 44,400,200
V.I. Growth Fund (AIM2)	2,350,900	72,875,207	58,349,349
V.I. Growth and Income Fund (AIM3)	2,433,793	72,258,079	63,741,026
V.I. International Equity Fund (AIM4)	2,800,533	69,234,188	56,346,731
The Alger American Fund
Growth Portfolio (AL1)	1,785,019	101,540,903	84,377,844
Income and Growth Portfolio (AL2)	3,958,234	57,568,865	52,486,179
Small Capitalization Portfolio (AL3)	699,048	24,451,035	16,420,640
Goldman Sachs Variable Insurance Trust
VITSM CORE Large Cap Growth Fund (GS1)	2,278,432	31,893,392	25,062,751
VITSM CORE Small Cap Equity Fund (GS2)	574,559	5,951,099	5,975,418
VITSM CORE US Equity Fund (GS3)	1,731,619	22,929,611	21,610,604
Growth and Income Fund (GS4)	770,632	8,329,500	7,968,339
International Equity Fund (GS5)	896,365	12,129,934	10,559,176
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio (JP1)	1,447,785	24,216,998	21,571,993
International Opportunities Portfolio (JP2)	780,628	9,872,333	8,860,127
Small Company Portfolio (JP3)	435,089	6,752,698	6,256,583
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio (LA1)	1,961,586	44,068,435	49,922,363
MFS/Sun Life Series Trust
Capital Appreciation Series (CAS)	849,541	40,007,057	35,297,224
Emerging Growth Series (EGS)	2,660,742	90,736,303	77,999,168
High Yield Series (HYS)	3,449,516	28,775,048	26,312,594
Money Market (MMS)	5,997,481	5,997,481	5,997,481
Utilities Series (UTS)	2,652,567	49,789,169	50,601,928
Government Securities Series (GSS)	1,862,993	23,232,006	24,422,562
Total Return Series (TRS)	772,902	14,198,799	15,222,153
Massachusetts Investors Trust Series (MIT)	898,590	32,208,557	31,561,109
New Discovery Series (NWD)	1,694,410	29,161,513	27,083,594
Massachusetts Investors Growth Stock Series (MIS)	3,381,051	53,375,192	49,044,318
OCC Accumulation Trust
Equity Portfolio (OP1)	680,927	21,920,447	24,574,655
Mid Cap Portfolio (OP2)	1,167,119	14,490,037	15,195,886
Small Cap Portfolio (OP3)	319,639	8,571,467	10,308,369
Managed Portfolio (OP4)	88,314	3,618,794	3,815,153
Salomon Brothers Variable Series Funds, Inc.
Variable Capital Fund (SB1)	33,759	415,860	509,766
Variable Investors Fund (SB2)	47,265	570,629	642,325
Variable Strategic Bond Fund (SB3)	491,308	4,899,375	4,790,257
Variable Total Return Fund (SB4)	432,471	4,588,399	4,627,437
Sun Capital Advisers Trust
Money Market Fund (SCA1)	38,219,658	38,219,658	38,219,658
Investment Grade Bond Fund (SCA2)	3,051,354	28,621,639	29,301,552
Real Estate Fund (SCA3)	955,395	10,182,889	10,746,921
Select Equity Fund (SCA4)	1,035,273	13,018,244	11,360,321
Blue Chip Mid Cap Fund (SCA5)	2,345,548	34,436,594	32,672,766
Investors Foundation Fund (SCA6)	251,005	2,755,102	2,439,971
Davis Venture Value Fund (SCA7)	1,082,386	10,493,547	10,639,691
Davis Financial Fund (SCA8)	217,392	2,288,206	2,460,986
Value Equity Fund (SCA9)	27,623	294,915	311,914
Value Mid Cap Fund (SCA)	588,184	5,862,617	6,054,954
Value Small Cap Fund (SCB)	296,328	3,146,541	3,535,159
Value Managed Fund (SCC)	10,637	111,609	120,149
Credit Suisse Institutional
Emerging Markets Portolio (CS1)	225,539	2,954,156	2,104,276
International Equity Portfolio (CS2)	144,459	2,062,211	1,550,044
Post-Venture Capital Portfolio (CS3)	69,954	1,306,591	952,778
Small Company Growth Portfolio (CS4)	203,348	4,908,602	3,391,848
		$ 1,203,085,788	$ 1,097,778,290
LIABILITY:
Payable to sponsor			(55,318)
Net assets			$ 1,097,722,972

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of			Reserve for Variable Annuities
	Deferred Variable Annuity Contracts
	Units	Unit Value	Value		Total
NET ASSETS APPLICABLE TO CONTRACT OWNERS FUTURITY CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund	323,566	$ 14.1147	$ 4,566,886	$ 17,147	$ 4,584,033
V.I. Growth Fund	563,444	13.0788	7,368,963	11,750	7,380,713
V.I. Growth and Income Fund	731,377	12.6026	9,216,871	10,501	9,227,372
V.I. International Equity Fund	517,861	12.2053	6,320,274	11,822	6,332,096
The Alger American Fund
Growth Portfolio	674,890	14.0201	9,461,818	15,721	9,477,539
Income and Growth Portfolio	436,526	16.1991	7,070,854	-	7,070,854
Small Capitalization Portfolio	199,588	10.5502	2,105,662	-	2,105,662
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large-Cap Growth Fund	443,344	11.2320	4,979,273	39,786	5,019,059
VIT-SM- CORE Small Cap Equity Fund	162,736	10.4070	1,692,423	21,053	1,713,476
VIT-SM- CORE US Equity Fund	475,664	12.3549	5,876,510	1,492	5,878,002
Growth and Income Fund	315,802	9.0392	2,854,492	-	2,854,492
International Equity Fund	71,063	11.6938	830,968	12,241	843,209
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio	517,380	11.1129	5,748,000	13,551	5,761,551
International Opportunities Portfolio	87,839	10.3374	907,914	15,856	923,770
Small Company Portfolio	48,750	10.4061	506,903	-	506,903
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio	639,759	13.2532	8,478,094	-	8,478,094
MFS/Sun Life Series Trust
Capital Appreciation Series	597,093	12.9992	7,761,555	15,169	7,776,724
Emerging Growth Series	692,959	16.8486	11,675,179	37,950	11,713,129
High Yield Series	467,681	9.3641	4,379,275	26,398	4,405,673
Money Market	539,256	11.1246	5,997,481	-	5,997,481
Utilities Series	756,858	14.1833	10,734,675	38,739	10,773,414
Government Securities Series	485,303	11.3197	5,493,851	39,762	5,533,613
OCC Accumulation Trust
Equity Portfolio	615,342	11.5835	7,128,049	1,454	7,129,503
Mid Cap Portfolio	313,356	14.4520	4,528,373	19,269	4,547,642
Small Cap Portfolio	224,362	11.3656	2,549,926	17,142	2,567,068
Salomon Brothers Variable Series Funds, Inc.
Variable Capital Fund	33,486	15.2248	509,766	-	509,766
Variable Investors Fund	50,200	12.7964	642,325	-	642,325
Variable Strategic Bond Fund	432,976	10.9937	4,759,307	29,743	4,789,050
Variable Total Return Fund	429,550	10.7353	4,610,954	15,687	4,626,641
Credit Suisse Institutional
Emerging Markets Portfolio	41,504	8.8847	368,503	12,463	380,966
International Equity Portfolio	46,899	10.0288	470,107	-	470,107
Post-Venture Capital Portfolio	26,874	11.8989	319,781	17,181	336,962
Small Company Growth Portfolio	79,238	11.9134	943,968	-	943,968
		$ 150,858,980	$ 441,877	$ 151,300,857

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
FUTURITY II CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund	1,012,264	$14.1533	$ 14,327,042	$ 26,476	$ 14,353,518
V.I. Growth Fund	2,364,773	11.8439	28,008,272	73,016	28,081,288
V.I. Growth and Income Fund	2,523,813	12.3404	31,145,299	45,109	31,190,408
V.I. International Equity Fund	2,182,559	11.7102	25,558,057	111,778	25,669,835
The Alger American Fund
Growth Portfolio	3,285,605	12.4108	40,777,402	72,348	40,849,750
Income and Growth Portfolio	1,689,012	15.0789	25,468,248	120,864	25,589,112
Small Capitalization Portfolio	609,369	11.5319	7,027,347	44,836	7,072,183
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large Cap Growth Fund	1,103,943	11.2359	12,403,861	59,148	12,463,009
VIT-SM- CORE Small Cap Equity Fund	196,193	12.6369	2,479,274	-	2,479,274
VIT-SM- CORE US Equity Fund	948,020	11.8371	11,221,511	64,512	11,286,023
Growth and Income Fund	312,510	10.1238	3,163,788	-	3,163,788
International Equity Fund	363,268	11.7963	4,285,180	37,952	4,323,132
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio	1,023,702	10.9897	11,250,256	24,375	11,274,631
International Opportunities Portfolio	369,882	11.7482	4,344,529	11,428	4,355,957
Small Company Portfolio	204,338	13.5120	2,760,899	6,378	2,767,277
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio	1,808,298	13.9246	25,179,488	2,743	25,182,231
MFS/Sun Life Series Trust
Capital Appreciation Series	1,155,804	12.7064	14,685,733	56,669	14,742,402
Emerging Growth Series	2,187,292	15.5898	34,093,787	65,909	34,159,696
High Yield Series	1,315,170	9.6747	12,722,891	73,109	12,796,000
Utilities Series	1,524,307	14.3854	21,927,559	145,306	22,072,865
Government Securities Series	1,227,270	10.6482	13,065,445	70,947	13,136,392
Total Return Series	695,493	11.2309	7,811,121	84,463	7,895,584
Massachusetts Investors Trust Series	1,675,934	10.1975	17,089,787	15,979	17,105,766
New Discovery Series	671,408	15.6390	10,499,850	10,274	10,510,124
Massachusetts Investors Growth Stock Series	1,995,550	11.8375	23,621,757	68,280	23,690,037
OCC Accumulation Trust
Equity Portfolio	1,389,035	11.5916	16,101,368	15,655	16,117,023
Mid Cap Portfolio	398,444	15.8056	6,297,535	42,294	6,339,829
Small Cap Portfolio	477,890	14.2449	6,807,383	24,921	6,832,304
Managed Portfolio	275,375	11.7996	3,249,326	-	3,249,326
Sun Capital Advisers Trust
Money Market Fund	1,359,991	10.7901	14,687,843	46,483	14,734,326
Investment Grade Bond Fund	1,552,524	10.6022	16,456,228	322,552	16,778,780
Real Estate Fund	372,502	12.3623	4,606,356	10,022	4,616,378
Select Equity Fund	339,267	11.0466	3,747,704	9,490	3,757,194
Blue Chip Mid Cap Fund	840,530	15.3237	12,879,722	29,113	12,908,835
Investors Foundation Fund	139,813	10.1949	1,425,335	15,593	1,440,928
Davis Venture Value Fund	46,250	9.7933	453,434	-	453,434
Davis Financial Fund	61,506	11.2658	694,633	-	694,633
Credit Suisse Institutional
Emerging Markets Portfolio	133,103	12.6672	1,686,092	9,669	1,695,761
International Equity Portfolio	89,465	11.4643	1,025,667	1,287	1,026,954
Post-Venture Capital Portfolio	40,978	14.5020	594,275	5,912	600,187
Small Company Growth Portfolio	160,078	14.9354	2,390,847	4,391	2,395,238
			$498,022,131	$1,829,281	$499,851,412

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
Applicable to Owners of			Reserve for Variable Annuities
Deferred Variable Annuity Contracts
Units	Unit Value	Value		Total
FUTURITY FOCUS CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund	65,636	$ 12.8428	$ 842,948	$ -	$ 842,948
V.I. Growth Fund	109,938	9.9612	1,095,127	-	1,095,127
V.I. Growth and Income Fund	127,601	10.4350	1,331,510	57,361	1,388,871
V.I. International Equity Fund	107,328	11.2494	1,207,367	-	1,207,367
The Alger American Fund
Growth Portfolio	120,147	10.0894	1,212,208	56,374	1,268,582
Income and Growth Portfolio	100,057	12.9887	1,299,596	-	1,299,596
Small Capitalization Portfolio	49,303	10.3598	510,777	-	510,777
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large Cap Growth Fund	19,354	9.6654	187,057	-	187,057
VIT-SM- CORE Small Cap Equity Fund	10,209	12.6867	129,523	-	129,523
VIT-SM- CORE US Equity Fund	36,643	10.2536	375,727	-	375,727
Growth and Income Fund	33,518	9.6232	322,546	-	322,546
International Equity Fund	47,320	11.0210	521,512	-	521,512
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio	23,980	9.9928	239,629	52,148	291,777
International Opportunities Portfolio	44,907	10.7779	483,827	-	483,827
Small Company Portfolio	9,987	13.3571	133,396	-	133,396
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio	99,109	12.7488	1,263,504	-	1,263,504
MFS/Sun Life Series Trust
Capital Appreciation Series	57,721	11.4675	661,909	-	661,909
Emerging Growth Series	100,707	13.4516	1,355,479	74,531	1,430,010
High Yield Series	76,769	9.3774	719,867	-	719,867
Utilities Series	72,990	13.6861	999,884	-	999,884
Government Securities Series	49,055	10.8700	533,250	-	533,250
Total Return Series	48,739	11.2795	549,678	-	549,678
Massachusetts Investors Trust Series	119,777	10.2417	1,226,575	-	1,226,575
New Discovery Series	35,143	15.7067	551,962	-	551,962
Massachusetts Investors Growth Stock Series	114,348	11.8887	1,359,774	66,210	1,425,984
OCC Accumulation Trust
Equity Portfolio	54,602	11.0611	603,946	-	603,946
Mid Cap Portfolio	20,586	15.6254	321,654	-	321,654
Small Cap Portfolio	14,301	15.2655	218,311	-	218,311
Managed Portfolio	7,734	11.1965	86,592	-	86,592
Sun Capital Advisers Trust
Money Market Fund	118,427	10.7567	1,273,773	-	1,273,773
Investment Grade Bond Fund	119,290	10.6573	1,270,957	-	1,270,957
Real Estate Fund	10,164	13.2008	134,147	-	134,147
Select Equity Fund	10,071	11.0848	111,646	-	111,646
Blue Chip Mid Cap Fund	41,853	15.3767	643,593	-	643,593
Investors Foundation Fund	6,739	10.2301	68,936	-	68,936
Davis Venture Value Fund	919	9.8051	9,032	-	9,032
Davis Financial Fund	1,214	11.2793	13,717	-	13,717
Credit Suisse Institutional
Emerging Markets Portfolio	2,172	12.4705	27,081	-	27,081
International Equity Portfolio	4,808	11.0200	52,968	-	52,968
Post-Venture Capital Portfolio	1,030	12.8872	13,269	-	13,269
Small Company Growth Portfolio	3,664	14.3265	52,500	-	52,500
			$24,016,754	$306,624	$24,323,378

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of			Reserve for Variable Annuities
	Deferred Variable Annuity Contracts
	Units	Unit Value	Value		Total
FUTURITY ACCOLADE CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund - Level 1	364,264	$12.0693	$ 4,396,401	$ -	$ 4,396,401
V.I. Capital Appreciation Fund - Level 2	550,010	12.0562	6,631,051	-	6,631,051
V.I. Capital Appreciation Fund - Level 3	442,625	12.0476	5,332,552	-	5,332,552
V.I. Capital Appreciation Fund - Level 4	104,182	12.0345	1,254,091	-	1,254,091
V.I. Growth Fund - Level 1	374,178	9.8906	3,700,836	-	3,700,836
V.I. Growth Fund - Level 2	581,508	9.8799	5,745,229	-	5,745,229
V.I. Growth Fund - Level 3	455,997	9.8728	4,501,959	-	4,501,959
V.I. Growth Fund - Level 4	131,424	9.8621	1,296,174	-	1,296,174
V.I. Growth and Income Fund - Level 1	329,965	10.7150	3,535,575	-	3,535,575
V.I. Growth and Income Fund - Level 2	428,759	10.7035	4,589,199	-	4,589,199
V.I. Growth and Income Fund - Level 3	332,258	10.6958	3,553,756	-	3,553,756
V.I. Growth and Income Fund - Level 4	134,929	10.6842	1,441,821	-	1,441,821
V.I. International Equity Fund - Level 1	517,391	10.0395	5,194,322	-	5,194,322
V.I. International Equity Fund - Level 2	636,071	10.0286	6,378,901	-	6,378,901
V.I. International Equity Fund - Level 3	456,696	10.0214	4,576,718	-	4,576,718
V.I. International Equity Fund - Level 4	80,488	10.0105	809,039	-	809,039
The Alger American Fund
Growth Portfolio - Level 1	529,124	10.4940	5,552,634	-	5,552,634
Growth Portfolio - Level 2	734,515	10.4827	7,699,683	-	7,699,683
Growth Portfolio - Level 3	332,438	10.4751	3,482,331	-	3,482,331
Growth Portfolio - Level 4	172,900	10.4638	1,806,544	-	1,806,544
Income and Growth Portfolio - Level 1	312,754	13.5887	4,249,902	-	4,249,902
Income and Growth Portfolio - Level 2	327,313	13.5740	4,442,948	-	4,442,948
Income and Growth Portfolio - Level 3	293,926	13.5643	3,986,879	-	3,986,879
Income and Growth Portfolio - Level 4	35,295	13.5496	477,861	-	477,861
Small Capitalization Portfolio - Level 1	139,481	9.6050	1,339,711	-	1,339,711
Small Capitalization Portfolio - Level 2	302,011	9.5946	2,897,682	-	2,897,682
Small Capitalization Portfolio - Level 3	104,834	9.5877	1,005,117	-	1,005,117
Small Capitalization Portfolio - Level 4	30,840	9.5773	291,774	-	291,774
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large Cap Growth Fund - Level 1	149,477	9.6377	1,440,609	-	1,440,609
VIT-SM- CORE Large Cap Growth Fund - Level 2	226,264	9.6273	2,178,304	-	2,178,304
VIT-SM- CORE Large Cap Growth Fund - Level 3	171,187	9.6203	1,646,877	-	1,646,877
VIT-SM- CORE Large Cap Growth Fund - Level 4	63,547	9.6099	610,780	-	610,780
VIT-SM- CORE Small Cap Equity Fund - Level 1	30,176	12.0710	364,256	-	364,256
VIT-SM- CORE Small Cap Equity Fund - Level 2	43,518	12.0580	524,738	-	524,738
VIT-SM- CORE Small Cap Equity Fund - Level 3	23,117	12.0493	278,545	-	278,545
VIT-SM- CORE Small Cap Equity Fund - Level 4	5,949	12.0363	71,542	-	71,542
VIT-SM- CORE US Equity Fund - Level 1	100,989	10.4871	1,059,089	-	1,059,089
VIT-SM- CORE US Equity Fund - Level 2	140,443	10.4758	1,471,253	-	1,471,253
VIT-SM- CORE US Equity Fund - Level 3	36,117	10.4683	378,086	-	378,086
VIT-SM- CORE US Equity Fund - Level 4	7,859	10.4570	82,172	-	82,172
Growth and Income Fund - Level 1	73,454	10.5260	773,176	-	773,176
Growth and Income Fund - Level 2	42,564	10.5147	447,547	-	447,547
Growth and Income Fund - Level 3	19,239	10.5071	202,141	-	202,141
Growth and Income Fund - Level 4	2,360	10.4957	24,773	-	24,773
International Equity Fund - Level 1	130,514	10.3510	1,350,949	-	1,350,949

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities
	Units	Unit Value	Value		Total
FUTURITY ACCOLADE CONTRACTS: - continued
Goldman Sachs Variable Insurance Trust - continued
International Equity Fund - Level 2	129,144	$10.3398	$ 1,335,318	$ -	$ 1,335,318
International Equity Fund - Level 3	69,665	10.3323	719,803	-	719,803
International Equity Fund - Level 4	15,002	10.3211	154,760	-	154,760
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio - Level 1	83,819	10.1173	848,025	-	848,025
U.S. Disciplined Equity Portfolio - Level 2	106,686	10.1064	1,078,208	-	1,078,208
U.S. Disciplined Equity Portfolio - Level 3	25,548	10.0994	258,017	-	258,017
U.S. Disciplined Equity Portfolio - Level 4	88,970	10.0882	897,552	-	897,552
International Opportunities Portfolio - Level 1	76,078	9.7611	742,616	-	742,616
International Opportunities Portfolio - Level 2	108,428	9.7506	1,057,233	-	1,057,233
International Opportunities Portfolio - Level 3	56,808	9.7436	553,514	-	553,514
International Opportunities Portfolio - Level 4	6,326	9.7330	62,021	-	62,021
Small Company Portfolio - Level 1	57,006	11.9838	683,153	-	683,153
Small Company Portfolio - Level 2	84,735	11.9709	1,014,349	-	1,014,349
Small Company Portfolio - Level 3	24,022	11.9623	287,355	-	287,355
Small Company Portfolio - Level 4	3,823	11.9493	45,719	-	45,719
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio - Level 1	245,260	13.0268	3,194,953	-	3,194,953
Growth and Income Portfolio - Level 2	284,240	13.0128	3,698,761	-	3,698,761
Growth and Income Portfolio - Level 3	222,884	13.0035	2,898,257	-	2,898,257
Growth and Income Portfolio - Level 4	52,597	12.9894	682,977	-	682,977
MFS/Sun Life Series Trust
Capital Appreciation Series - Level 1	238,596	11.7367	2,800,322	-	2,800,322
Capital Appreciation Series - Level 2	194,014	11.7240	2,274,627	-	2,274,627
Capital Appreciation Series - Level 3	169,686	11.7156	1,987,967	-	1,987,967
Capital Appreciation Series - Level 4	100,298	11.7029	1,173,725	-	1,173,725
Emerging Growth Series - Level 1	522,988	12.6513	6,616,493	-	6,616,493
Emerging Growth Series - Level 2	771,453	12.6377	9,749,359	-	9,749,359
Emerging Growth Series - Level 3	325,836	12.6286	4,114,840	-	4,114,840
Emerging Growth Series - Level 4	101,507	12.6149	1,282,564	-	1,282,564
High Yield Series - Level 1	265,229	9.4527	2,507,139	-	2,507,139
High Yield Series - Level 2	284,517	9.4425	2,686,561	-	2,686,561
High Yield Series - Level 3	127,183	9.4357	1,200,061	-	1,200,061
High Yield Series - Level 4	20,629	9.4255	194,448	-	194,448
Utilities Series - Level 1	301,219	12.6848	3,820,908	-	3,820,908
Utilities Series - Level 2	392,655	12.6711	4,975,382	-	4,975,382
Utilities Series - Level 3	190,233	12.6620	2,408,733	-	2,408,733
Utilities Series - Level 4	92,707	12.6483	1,171,429	-	1,171,429
Government Securities Series - Level 1	160,555	11.0472	1,773,673	-	1,773,673
Government Securities Series - Level 2	134,222	11.0352	1,481,171	-	1,481,171
Government Securities Series - Level 3	67,329	11.0273	742,458	-	742,458
Government Securities Series - Level 4	23,747	11.0153	261,699	-	261,699
Total Return Series - Level 1	194,480	12.0376	2,341,071	-	2,341,071
Total Return Series - Level 2	172,612	12.0246	2,075,586	-	2,075,586
Total Return Series - Level 3	65,962	12.0160	792,592	-	792,592
Total Return Series - Level 4	3,383	12.0030	40,516	-	40,516

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of			Reserve for Variable Annuities
	Deferred Variable Annuity Contracts
	Units	Unit Value	Value		Total
FUTURITY ACCOLADE CONTRACTS: - continued
MFS/Sun Life Series Trust - continued
Massachusetts Investors Trust Series - Level 1	245,729	$11.2581	$ 2,766,445	$ -	$ 2,766,445
Massachusetts Investors Trust Series - Level 2	350,699	11.2460	3,943,945	-	3,943,945
Massachusetts Investors Trust Series - Level 3	217,156	11.2379	2,440,374	-	2,440,374
Massachusetts Investors Trust Series - Level 4	28,221	11.2257	316,779	-	316,779
New Discovery Series - Level 1	212,082	15.6900	3,327,561	-	3,327,561
New Discovery Series - Level 2	280,751	15.6730	4,400,221	-	4,400,221
New Discovery Series - Level 3	140,805	15.6618	2,205,248	-	2,205,248
New Discovery Series - Level 4	29,127	15.6448	455,752	-	455,752
Massachusetts Investors Growth Stock Series - Level 1	370,902	12.1245	4,496,253	-	4,496,253
Massachusetts Investors Growth Stock Series - Level 2	567,284	12.1094	6,869,480	-	6,869,480
Massachusetts Investors Growth Stock Series - Level 3	341,676	12.1007	4,134,518	-	4,134,518
Massachusetts Investors Growth Stock Series - Level 4	52,190	12.0876	630,294	-	630,294
OCC Accumulation Trust
Equity Portfolio - Level 1	27,408	11.6056	318,085	-	318,085
Equity Portfolio - Level 2	6,988	11.5931	81,015	-	81,015
Equity Portfolio - Level 3	20,021	11.5848	231,943	-	231,943
Equity Portfolio - Level 4	7,891	11.5722	93,216	-	93,216
Mid Cap Portfolio - Level 1	94,315	15.5854	1,469,935	-	1,469,935
Mid Cap Portfolio - Level 2	100,792	15.5686	1,569,192	-	1,569,192
Mid Cap Portfolio - Level 3	54,596	15.5574	849,366	-	849,366
Mid Cap Portfolio - Level 4	6,218	15.5406	96,615	-	96,615
Small Cap Portfolio - Level 1	9,783	14.9981	146,730	-	146,730
Small Cap Portfolio - Level 2	27,009	14.9819	404,644	-	404,644
Small Cap Portfolio - Level 3	2,008	14.9712	30,059	-	30,059
Small Cap Portfolio - Level 4	7,179	14.9550	107,959	-	107,959
Managed Portfolio - Level 1	25,564	11.4485	292,666	-	292,666
Managed Portfolio - Level 2	13,806	11.4362	157,890	-	157,890
Managed Portfolio - Level 3	2,510	11.4279	28,679	-	28,679
Sun Capital Advisers Trust
Money Market Fund - Level 1	801,538	10.5161	8,429,043	-	8,429,043
Money Market Fund - Level 2	533,464	10.5047	5,603,900	-	5,603,900
Money Market Fund - Level 3	373,023	10.4972	3,915,202	-	3,915,202
Investment Grade Bond Fund - Level 1	268,500	10.8554	2,914,662	-	2,914,662
Investment Grade Bond Fund - Level 2	253,362	10.8437	2,747,372	-	2,747,372
Investment Grade Bond Fund - Level 3	225,602	10.8358	2,444,592	-	2,444,592
Investment Grade Bond Fund - Level 4	43,542	10.8241	472,393	-	472,393
Real Estate Fund - Level 1	103,314	13.3219	1,376,345	-	1,376,345
Real Estate Fund - Level 2	45,667	13.3076	607,718	-	607,718
Real Estate Fund - Level 3	147,600	13.2980	1,962,781	-	1,962,781
Real Estate Fund - Level 4	9,310	13.2836	124,888	-	124,888
Select Equity Fund - Level 1	110,471	12.0538	1,331,605	-	1,331,605
Select Equity Fund - Level 2	139,242	12.0408	1,676,590	-	1,676,590
Select Equity Fund - Level 3	121,646	12.0322	1,463,664	-	1,463,664
Select Equity Fund - Level 4	67,223	12.0191	810,288	-	810,288
Blue Chip Mid Cap Fund - Level 1	243,919	16.2722	3,969,090	-	3,969,090
Blue Chip Mid Cap Fund - Level 2	287,334	16.2546	4,670,502	-	4,670,502
Blue Chip Mid Cap Fund - Level 3	186,213	16.2429	3,024,648	-	3,024,648

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities	Total
	Units	Unit Value	Value
FUTURITY ACCOLADE CONTRACTS: - continued
Sun Capital Advisers Trust - continued
Blue Chip Mid Cap Fund - Level 4	46,440	$16.2254	$ 753,999	$ -	$ 753,999
Investors Foundation Fund - Level 1	4,159	11.0327	45,885	-	45,885
Investors Foundation Fund - Level 2	30,675	11.0208	338,064	-	338,064
Investors Foundation Fund - Level 3	24,313	11.0129	267,756	-	267,756
Investors Foundation Fund - Level 4	207	11.0010	2,288	-	2,288
Davis Venture Value Fund - Level 1	130,722	9.7910	1,279,900	-	1,279,900
Davis Venture Value Fund - Level 2	124,165	9.7843	1,214,870	-	1,214,870
Davis Venture Value Fund - Level 3	163,236	9.7798	1,596,413	-	1,596,413
Davis Venture Value Fund - Level 4	19,626	9.7731	194,845	-	194,845
Davis Financial Fund - Level 1	12,214	11.2632	137,568	-	137,568
Davis Financial Fund - Level 2	20,424	11.2555	229,882	-	229,882
Davis Financial Fund - Level 3	11,953	11.2503	134,471	-	134,471
Davis Financial Fund - Level 4	23,603	11.2426	265,247	-	265,247
Value Equity Fund - Level 1	728	11.2609	8,194	-	8,194
Value Equity Fund - Level 2	2,013	11.2532	22,650	-	22,650
Value Equity Fund - Level 3	2,629	11.2480	29,571	-	29,571
Value Equity Fund - Level 4	3,293	11.2403	37,021	-	37,021
Value Mid Cap Fund - Level 1	137,558	10.2714	1,412,922	-	1,412,922
Value Mid Cap Fund - Level 2	87,394	10.2644	897,048	-	897,048
Value Mid Cap Fund - Level 3	59,692	10.2597	612,414	-	612,414
Value Mid Cap Fund - Level 4	18,407	10.2526	192,675	-	192,675
Value Small Cap Fund - Level 1	96,343	12.1093	1,166,644	-	1,166,644
Value Small Cap Fund - Level 2	33,739	12.1010	408,277	-	408,277
Value Small Cap Fund - Level 3	34,600	12.0955	418,504	-	418,504
Value Small Cap Fund - Level 4	9,272	12.0871	111,894	-	111,894
Value Managed Fund - Level 2	747	11.2990	8,443	-	8,443
			$292,959,034	$ -	$292,959,034

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of			Reserve for Variable Annuities
	Deferred Variable Annuity Contracts
	Units	Unit Value	Value		Total
FUTURITY FOCUS II CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund - Level 3	19,033	$ 7.6079	$ 144,803	$ -	$ 144,803
V.I. Capital Appreciation Fund - Level 4	20,467	7.6026	155,605	-	155,605
V.I. Capital Appreciation Fund - Level 5	49,461	7.5991	375,862	-	375,862
V.I. Capital Appreciation Fund - Level 6	651	7.5939	4,955	-	4,955
V.I. Growth Fund - Level 3	23,682	6.9901	165,540	-	165,540
V.I. Growth Fund - Level 4	39,136	6.9853	273,379	-	273,379
V.I. Growth Fund - Level 5	30,284	6.9821	211,442	-	211,442
V.I. Growth Fund - Level 6	2,647	6.9773	18,471	-	18,471
V.I. Growth and Income Fund - Level 3	34,921	7.8513	274,174	-	274,174
V.I. Growth and Income Fund - Level 4	21,067	7.8458	165,286	-	165,286
V.I. Growth and Income Fund - Level 5	19,046	7.8422	149,365	-	149,365
V.I. Growth and Income Fund - Level 6	623	7.8368	4,887	-	4,887
V.I. International Equity Fund - Level 3	35,001	7.8344	274,213	-	274,213
V.I. International Equity Fund - Level 4	39,366	7.8290	308,194	-	308,194
V.I. International Equity Fund - Level 5	33,055	7.8254	258,670	-	258,670
V.I. International Equity Fund - Level 6	962	7.8200	7,528	-	7,528
The Alger American Fund
Growth Portfolio - Level 3	4,172	7.7494	32,331	-	32,331
Growth Portfolio - Level 4	7,657	7.7441	59,297	-	59,297
Growth Portfolio - Level 5	16,582	7.7405	128,356	-	128,356
Growth Portfolio - Level 6	1,264	7.7352	9,776	-	9,776
Income and Growth Portfolio - Level 3	43,701	8.8845	388,264	-	388,264
Income and Growth Portfolio - Level 4	23,272	8.8784	206,615	-	206,615
Income and Growth Portfolio - Level 5	12,709	8.8743	112,780	-	112,780
Income and Growth Portfolio - Level 6	284	8.8682	2,522	-	2,522
Small Capitalization Portfolio - Level 3	639	6.9693	4,455	-	4,455
Small Capitalization Portfolio - Level 4	4,184	6.9645	29,146	-	29,146
Small Capitalization Portfolio - Level 5	5,985	6.9613	41,664	-	41,664
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large Cap Growth Fund - Level 3	1,316	7.0776	9,302	-	9,302
VIT-SM- CORE Large Cap Growth Fund - Level 4	973	7.0628	6,872	-	6,872
VIT-SM- CORE Large Cap Growth Fund - Level 5	1,615	7.0595	11,402	-	11,402
VIT-SM- CORE Small Cap Equity Fund - Level 3	942	9.2950	8,757	-	8,757
VIT-SM- CORE Small Cap Equity Fund - Level 4	2,231	9.2886	20,722	-	20,722
VIT-SM- CORE Small Cap Equity Fund - Level 5	632	9.2843	5,867	-	5,867
VIT-SM- CORE US Equity Fund - Level 3	1,227	8.7067	10,686	-	10,686
VIT-SM- CORE US Equity Fund - Level 4	1,690	8.7008	14,707	-	14,707
Growth and Income Fund - Level 3	5,495	9.0788	49,890	-	49,890
Growth and Income Fund - Level 4	931	9.0726	8,447	-	8,447
International Equity Fund - Level 3	3,059	8.6083	26,329	-	26,329
International Equity Fund - Level 4	7,107	8.6024	61,138	-	61,138
International Equity Fund - Level 5	6,111	8.5984	52,547	-	52,547
International Equity Fund - Level 6	299	8.5925	2,573	-	2,573
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio - Level 5	5,189	8.5881	44,565	-	44,565
U.S. Disciplined Equity Portfolio - Level 6	5,271	8.5822	45,236	-	45,236
International Opportunities Portfolio - Level 3	3,573	8.5625	30,595	-	30,595

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of			Reserve for Variable Annuities
	Deferred Variable Annuity Contracts
	Units	Unit Value	Value		Total
FUTURITY FOCUS II CONTRACTS: - continued
J.P. Morgan Series Trust II - continued
International Opportunities Portfolio - Level 4	746	$ 8.5566	$ 6,383	$ -	$ 6,383
Small Company Portfolio - Level 3	8,958	8.5188	76,312	-	76,312
Small Company Portfolio - Level 5	520	8.5090	4,429	-	4,429
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio - Level 3	1,348	11.4115	15,382	-	15,382
Growth and Income Portfolio - Level 4	7,187	11.4037	81,954	-	81,954
Growth and Income Portfolio - Level 5	10,161	11.3985	115,814	-	115,814
Growth and Income Portfolio - Level 6	1,126	11.3906	12,829	-	12,829
MFS/Sun Life Series Trust
Capital Appreciation Series - Level 3	4,444	7.7635	34,498	-	34,498
Capital Appreciation Series - Level 4	8,012	7.7582	62,158	-	62,158
Capital Appreciation Series - Level 5	31,397	7.7546	243,471	-	243,471
Capital Appreciation Series - Level 6	638	7.7493	4,939	-	4,939
Emerging Growth Series - Level 3	12,704	7.7576	98,550	-	98,550
Emerging Growth Series - Level 4	39,716	7.7523	307,889	-	307,889
Emerging Growth Series - Level 5	26,653	7.7487	206,527	-	206,527
Emerging Growth Series - Level 6	3,923	7.7434	30,401	-	30,401
High Yield Series - Level 3	13,536	9.1867	124,352	-	124,352
High Yield Series - Level 4	11,258	9.1804	103,351	-	103,351
High Yield Series - Level 5	10,690	9.1762	98,062	-	98,062
Utilities Series - Level 3	17,805	9.6808	172,364	-	172,364
Utilities Series - Level 4	19,589	9.6741	189,504	-	189,504
Utilities Series - Level 5	6,770	9.6697	65,464	-	65,464
Utilities Series - Level 6	3,284	9.6630	31,651	-	31,651
Government Securities Series - Level 3	9,542	10.6914	102,016	-	102,016
Government Securities Series - Level 4	564	10.6841	6,025	-	6,025
Government Securities Series - Level 5	236	10.6792	2,501	-	2,501
Total Return Series - Level 3	3,383	11.1577	37,743	-	37,743
Total Return Series - Level 4	5,632	11.1500	62,796	-	62,796
Total Return Series - Level 5	3,645	11.1449	40,632	-	40,632
Massachusetts Investors Trust Series - Level 3	15,447	9.5839	148,044	-	148,044
Massachusetts Investors Trust Series - Level 4	7,517	9.5773	71,997	-	71,997
Massachusetts Investors Trust Series - Level 5	1,955	9.5729	18,718	-	18,718
Massachusetts Investors Trust Series - Level 6	1,307	9.5663	12,514	-	12,514
New Discovery Series - Level 3	17,598	8.5828	151,038	-	151,038
New Discovery Series - Level 4	21,078	8.5769	180,784	-	180,784
New Discovery Series - Level 5	16,271	8.5729	139,490	-	139,490
New Discovery Series - Level 6	312	8.5670	2,674	-	2,674
Massachusetts Investors Growth Stock Series - Level 3	21,599	8.5642	184,982	-	184,982
Massachusetts Investors Growth Stock Series - Level 4	26,970	8.5583	230,814	-	230,814
Massachusetts Investors Growth Stock Series - Level 5	23,606	8.5544	201,933	-	201,933
Massachusetts Investors Growth Stock Series - Level 6	5,907	8.5485	50,544	-	50,544
Sun Capital Advisers Trust
Money Market Fund - Level 3	15,253	10.2123	155,772	-	155,772
Money Market Fund - Level 4	3,343	10.2052	34,111	-	34,111
Money Market Fund - Level 5	16,375	10.2006	167,034	-	167,034

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts
				Reserve for Variable Annuities
	Units	Unit Value	Value		Total
FUTURITY FOCUS II CONTRACTS: - continued
Sun Capital Advisers Trust - continued
Money Market Fund - Level 6	32,607	$10.1935	$ 332,324	$ -	$ 332,324
Investment Grade Bond Fund - Level 3	21,076	10.5639	222,646	-	222,646
Investment Grade Bond Fund - Level 4	21,444	10.5567	226,381	-	226,381
Investment Grade Bond Fund - Level 5	18,283	10.5518	192,773	-	192,773
Real Estate Fund - Level 3	8,477	10.7214	90,888	-	90,888
Real Estate Fund - Level 4	9,628	10.7140	103,150	-	103,150
Real Estate Fund - Level 5	8,288	10.7091	88,780	-	88,780
Select Equity Fund - Level 3	9,821	8.0702	79,257	-	79,257
Select Equity Fund - Level 4	32,247	8.0647	260,061	-	260,061
Select Equity Fund - Level 5	12,071	8.0610	97,306	-	97,306
Blue Chip Mid Cap Fund - Level 3	22,357	9.5809	214,204	-	214,204
Blue Chip Mid Cap Fund - Level 4	40,675	9.5743	389,441	-	389,441
Blue Chip Mid Cap Fund - Level 5	24,375	9.5700	233,266	-	233,266
Blue Chip Mid Cap Fund - Level 6	765	9.5634	7,248	-	7,248
Investors Foundation Fund - Level 3	1,049	8.8555	9,286	-	9,286
Investors Foundation Fund - Level 4	1,039	8.8494	9,194	-	9,194
Investors Foundation Fund - Level 5	1,932	8.8454	17,083	-	17,083
Davis Venture Value Fund - Level 3	33,676	9.7933	329,802	-	329,802
Davis Venture Value Fund - Level 4	39,604	9.7865	387,587	-	387,587
Davis Venture Value Fund - Level 5	23,923	9.7821	234,003	-	234,003
Davis Financial Fund - Level 3	2,364	11.2658	26,632	-	26,632
Davis Financial Fund - Level 4	7,278	11.2580	81,941	-	81,941
Davis Financial Fund - Level 5	9,874	11.2529	111,086	-	111,086
Value Equity Fund - Level 3	3,867	11.2635	43,570	-	43,570
Value Mid Cap Fund - Level 3	9,962	10.2738	102,348	-	102,348
Value Mid Cap Fund - Level 4	8,874	10.2667	91,104	-	91,104
Value Mid Cap Fund - Level 5	20,978	10.2620	215,290	-	215,290
Value Small Cap Fund - Level 3	3,866	12.1121	46,829	-	46,829
Value Small Cap Fund - Level 4	4,740	12.1038	57,368	-	57,368
Value Small Cap Fund - Level 5	3,067	12.0982	37,093	-	37,093
Value Managed Fund - Level 3	680	11.3098	7,687	-	7,687
Value Managed Fund - Level 5	729	11.2968	8,241	-	8,241
			$12,659,530	$ -	$12,659,530

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued

	Applicable to Owners of Deferred Variable Annuity Contracts
				Reserve for Variable Annuities
	Units	Unit Value	Value		Total
FUTURITY III CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund - Level 2	155,830	$ 7.6166	$ 1,186,898	$ -	$ 1,186,898
V.I. Capital Appreciation Fund - Level 3	24,807	7.6131	188,859	-	88,859
V.I. Capital Appreciation Fund - Level 4	233,890	7.6114	1,780,224	-	1,780,224
V.I. Capital Appreciation Fund - Level 5	333,237	7.6079	2,535,225	-	2,535,225
V.I. Capital Appreciation Fund - Level 6	77,754	7.6026	591,126	-	591,126
V.I. Growth Fund - Level 1	3,421	7.0030	23,958	-	23,958
V.I. Growth Fund - Level 2	150,681	6.9982	1,054,488	-	1,054,488
V.I. Growth Fund - Level 4	251,183	6.9934	1,756,608	-	1,756,608
V.I. Growth Fund - Level 5	346,581	6.9901	2,422,649	-	2,422,649
V.I. Growth Fund - Level 6	80,277	6.9853	560,754	-	560,754
V.I. Growth and Income Fund - Level 2	84,096	7.8603	661,016	-	661,016
V.I. Growth and Income Fund - Level 3	158,631	7.8567	1,246,313	-	1,246,313
V.I. Growth and Income Fund - Level 4	306,521	7.8549	2,407,682	-	2,407,682
V.I. Growth and Income Fund - Level 5	428,310	7.8513	3,362,769	-	3,362,769
V.I. Growth and Income Fund - Level 6	69,526	7.8458	545,507	-	545,507
V.I. International Equity Fund - Level 1	5,182	7.8488	40,671	-	40,671
V.I. International Equity Fund - Level 2	134,233	7.8434	1,052,838	-	1,052,838
V.I. International Equity Fund - Level 3	31,548	7.8398	247,327	-	247,327
V.I. International Equity Fund - Level 4	123,197	7.8380	965,616	-	965,616
V.I. International Equity Fund - Level 5	292,546	7.8344	2,291,922	-	2,291,922
V.I. International Equity Fund - Level 6	87,945	7.8290	688,539	-	688,539
The Alger American Fund
Growth Portfolio - Level 2	130,516	7.7583	1,012,586	-	1,012,586
Growth Portfolio - Level 3	442,368	7.7547	3,430,447	-	3,430,447
Growth Portfolio - Level 4	244,731	7.7530	1,897,396	-	1,897,396
Growth Portfolio - Level 5	845,891	7.7494	6,555,153	-	6,555,153
Growth Portfolio - Level 6	134,394	7.7441	1,040,794	-	1,040,794
Income and Growth Portfolio - Level 1	2,786	8.9008	24,805	-	24,805
Income and Growth Portfolio - Level 2	86,979	8.8947	773,649	-	773,649
Income and Growth Portfolio - Level 3	17,005	8.8906	151,188	-	151,188
Income and Growth Portfolio - Level 4	159,859	8.8886	1,420,915	-	1,420,915
Income and Growth Portfolio - Level 5	185,362	8.8845	1,646,851	-	1,646,851
Income and Growth Portfolio - Level 6	61,918	8.8784	549,742	-	549,742
Small Capitalization Portfolio - Level 2	34,526	6.9773	240,898	-	240,898
Small Capitalization Portfolio - Level 3	9,377	6.9741	65,394	-	65,394
Small Capitalization Portfolio - Level 4	38,386	6.9725	267,648	-	267,648
Small Capitalization Portfolio - Level 5	63,433	6.9693	442,082	-	442,082
Small Capitalization Portfolio - Level 6	15,209	6.9645	105,935	-	105,935
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE Large Cap Growth Fund - Level 2	49,638	7.0758	351,227	-	351,227
VIT-SM- CORE Large Cap Growth Fund - Level 4	67,670	7.0709	478,485	-	478,485
VIT-SM- CORE Large Cap Growth Fund - Level 5	75,161	7.0676	531,207	-	531,207
VIT-SM- CORE Large Cap Growth Fund - Level 6	17,796	7.0628	125,683	-	125,683
VIT-SM- CORE Small Cap Equity Fund - Level 2	9,427	9.3056	87,723	-	87,723
VIT-SM- CORE Small Cap Equity Fund - Level 3	12,386	9.3014	115,208	-	115,208
VIT-SM- CORE Small Cap Equity Fund - Level 4	3,948	9.2992	36,710	-	36,710
VIT-SM- CORE Small Cap Equity Fund - Level 5	12,019	9.2950	111,713	-	111,713

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
FUTURITY III CONTRACTS: - continued
Goldman Sachs Variable Insurance Trust - continued
VIT-SM- CORE Small Cap Equity Fund - Level 6	2,665	$9.2886	$ 24,745	$ -	$ 24,745
VIT-SM- CORE US Equity Fund - Level 2	7,290	8.7167	63,547	-	63,547
VIT-SM- CORE US Equity Fund - Level 3	17,483	8.7127	152,329	-	152,329
VIT-SM- CORE US Equity Fund - Level 4	26,035	8.7107	226,786	-	226,786
VIT-SM- CORE US Equity Fund - Level 5	59,730	8.7067	520,051	-	520,051
VIT-SM- CORE US Equity Fund - Level 6	9,775	8.7008	85,054	-	85,054
Growth and Income Fund - Level 2	3,407	9.0892	30,968	-	30,968
Growth and Income Fund - Level 4	1,375	9.0830	12,490	-	12,490
Growth and Income Fund - Level 5	7,846	9.0788	71,237	-	71,237
Growth and Income Fund - Level 6	754	9.0726	6,844	-	6,844
International Equity Fund - Level 2	19,327	8.6182	166,563	-	166,563
International Equity Fund - Level 3	31,040	8.6142	267,388	-	267,388
International Equity Fund - Level 4	38,546	8.6123	331,969	-	331,969
International Equity Fund - Level 5	31,258	8.6083	269,078	-	269,078
International Equity Fund - Level 6	15,344	8.6024	131,992	-	131,992
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio - Level 2	13,403	8.6078	115,373	-	115,373
U.S. Disciplined Equity Portfolio - Level 3	15,284	8.6039	131,505	-	131,505
U.S. Disciplined Equity Portfolio - Level 4	39,198	8.6019	337,180	-	337,180
U.S. Disciplined Equity Portfolio - Level 5	53,641	8.5979	461,205	-	461,205
U.S. Disciplined Equity Portfolio - Level 6	2,420	8.5920	20,791	-	20,791
International Opportunities Portfolio - Level 2	8,732	8.5723	74,856	-	74,856
International Opportunities Portfolio - Level 3	13,244	8.5684	113,479	-	113,479
International Opportunities Portfolio - Level 4	25,338	8.5664	217,059	-	217,059
International Opportunities Portfolio - Level 5	26,166	8.5625	224,049	-	224,049
International Opportunities Portfolio - Level 6	1,673	8.5566	14,076	-	14,076
Small Company Portfolio - Level 2	21,708	8.5285	185,137	-	185,137
Small Company Portfolio - Level 3	13,334	8.5246	113,671	-	113,671
Small Company Portfolio - Level 4	16,703	8.5227	142,356	-	142,356
Small Company Portfolio - Level 5	20,851	8.5188	177,627	-	177,627
Small Company Portfolio - Level 6	13,957	8.5129	118,835	-	118,835
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio - Level 2	52,400	11.4245	598,651	-	598,651
Growth and Income Portfolio - Level 3	23,743	11.4193	271,127	-	271,127
Growth and Income Portfolio - Level 4	55,535	11.4167	634,031	-	634,031
Growth and Income Portfolio - Level 5	125,200	11.4115	1,428,717	-	1,428,717
Growth and Income Portfolio - Level 6	116,974	11.4037	1,333,976	-	1,333,976
MFS/Sun Life Series Trust
Capital Appreciation Series - Level 2	77,731	7.7724	604,160	-	604,160
Capital Appreciation Series - Level 3	31,811	7.7689	247,134	-	247,134
Capital Appreciation Series - Level 4	137,695	7.7671	1,069,488	-	1,069,488
Capital Appreciation Series - Level 5	111,529	7.7635	865,856	-	865,856
Capital Appreciation Series - Level 6	91,422	7.7582	709,274	-	709,274
Emerging Growth Series - Level 2	172,848	7.7666	1,342,431	-	1,342,431
Emerging Growth Series - Level 3	46,626	7.7630	361,960	-	361,960
Emerging Growth Series - Level 4	260,438	7.7612	2,021,310	-	2,021,310
Emerging Growth Series - Level 5	439,010	7.7576	3,405,684	-	3,405,684

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
FUTURITY III CONTRACTS: - continued
MFS/Sun Life Series Trust - continued
Emerging Growth Series - Level 6	142,901	$ 7.7523	$ 1,108,030	$ -	$ 1,108,030
High Yield Series - Level 2	31,852	9.1972	292,947	-	292,947
High Yield Series - Level 4	44,961	9.1909	413,230	-	413,230
High Yield Series - Level 5	67,901	9.1867	623,783	-	623,783
High Yield Series - Level 6	15,842	9.1804	145,330	-	145,330
Utilities Series - Level 2	86,311	9.6919	836,512	-	836,512
Utilities Series - Level 3	23,829	9.6874	230,843	-	230,843
Utilities Series - Level 4	125,061	9.6852	1,211,243	-	1,211,243
Utilities Series - Level 5	144,204	9.6808	1,396,010	-	1,396,010
Utilities Series - Level 6	23,830	9.6741	229,860	-	229,860
Government Securities Series - Level 2	30,960	10.7037	331,384	-	331,384
Government Securities Series - Level 4	18,410	10.6963	196,922	-	196,922
Government Securities Series - Level 5	28,193	10.6914	301,429	-	301,429
Government Securities Series - Level 6	1,703	10.6841	18,109	-	18,109
Total Return Series - Level 2	29,963	11.1705	334,696	-	334,696
Total Return Series - Level 4	27,987	11.1628	312,415	-	312,415
Total Return Series - Level 5	58,375	11.1577	651,333	-	651,333
Total Return Series - Level 6	4,270	11.1500	47,665	-	47,665
Massachusetts Investors Trust Series - Level 2	72,001	9.5949	690,837	-	690,837
Massachusetts Investors Trust Series - Level 4	75,067	9.5883	719,765	-	719,765
Massachusetts Investors Trust Series - Level 5	146,370	9.5839	1,402,794	-	1,402,794
Massachusetts Investors Trust Series - Level 6	68,760	9.5773	658,516	-	658,516
New Discovery Series - Level 1	3,013	8.5985	25,908	-	25,908
New Discovery Series - Level 2	108,572	8.5926	932,919	-	932,919
New Discovery Series - Level 3	74,514	8.5887	639,974	-	639,974
New Discovery Series - Level 4	119,748	8.5867	1,028,245	-	1,028,245
New Discovery Series - Level 5	178,251	8.5828	1,529,887	-	1,529,887
New Discovery Series - Level 6	113,259	8.5769	971,416	-	971,416
Massachusetts Investors Growth Stock Series - Level 1	2,827	8.5799	24,258	-	24,258
Massachusetts Investors Growth Stock Series - Level 2	129,303	8.5740	1,108,649	-	1,108,649
Massachusetts Investors Growth Stock Series - Level 3	41,225	8.5701	353,307	-	353,307
Massachusetts Investors Growth Stock Series - Level 4	161,937	8.5681	1,387,500	-	1,387,500
Massachusetts Investors Growth Stock Series - Level 5	309,307	8.5642	2,648,969	-	2,648,969
Massachusetts Investors Growth Stock Series - Level 6	181,314	8.5583	1,551,774	-	1,551,774
Sun Capital Advisers Trust
Money Market Fund - Level 2	157,296	10.2240	1,608,184	-	1,608,184
Money Market Fund - Level 4	27,989	10.2169	285,959	-	285,959
Money Market Fund - Level 5	145,304	10.2123	1,483,884	-	1,483,884
Money Market Fund - Level 6	15,319	10.2052	156,408	-	156,408
Investment Grade Bond Fund - Level 2	24,924	10.5760	263,600	-	263,600
Investment Grade Bond Fund - Level 4	74,085	10.5688	782,985	-	782,985
Investment Grade Bond Fund - Level 5	74,451	10.5639	786,496	-	786,496
Investment Grade Bond Fund - Level 6	18,259	10.5567	192,295	-	192,295
Real Estate Fund - Level 2	58,623	10.7336	629,238	-	629,238
Real Estate Fund - Level 4	46,344	10.7263	497,102	-	497,102

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts
				Reserve for Variable Annuities
	Units	Unit Value	Value		Total
FUTURITY III CONTRACTS: - continued
Sun Capital Advisers Trust - continued
Real Estate Fund - Level 5	40,664	$10.7214	$ 435,976	$ -	$ 435,976
Real Estate Fund - Level 6	6,825	10.7140	73,095	-	73,095
Select Equity Fund - Level 2	36,473	8.0795	294,683	-	294,68
Select Equity Fund - Level 4	39,843	8.0740	321,689	-	321,689
Select Equity Fund - Level 5	126,576	8.0702	1,021,498	-	1,021,498
Select Equity Fund - Level 6	16,622	8.0647	134,152	-	134,152
Blue Chip Mid Cap Fund - Level 1	2,643	9.5985	25,364	-	25,364
Blue Chip Mid Cap Fund - Level 2	173,017	9.5919	1,659,569	-	1,659,569
Blue Chip Mid Cap Fund - Level 3	31,687	9.5875	303,803	-	303,803
Blue Chip Mid Cap Fund - Level 4	165,502	9.5853	1,586,396	-	1,586,396
Blue Chip Mid Cap Fund - Level 5	203,101	9.5809	1,945,903	-	1,945,903
Blue Chip Mid Cap Fund - Level 6	32,311	9.5744	309,155	-	309,155
Investors Foundation Fund - Level 2	356	8.8657	3,153	-	3,153
Investors Foundation Fund - Level 4	15,627	8.8596	138,448	-	138,448
Investors Foundation Fund - Level 5	11,148	8.8555	98,759	-	98,759
Davis Venture Value Fund - Level 2	101,048	9.8045	990,726	-	990,726
Davis Venture Value Fund - Level 3	28,266	9.8000	277,010	-	277,010
Davis Venture Value Fund - Level 4	86,152	9.7978	844,098	-	844,098
Davis Venture Value Fund - Level 5	200,187	9.7933	1,960,485	-	1,960,485
Davis Venture Value Fund - Level 6	87,552	9.7865	857,459	-	857,459
Davis Financial Fund - Level 2	9,476	11.2787	106,882	-	106,882
Davis Financial Fund - Level 4	41,572	11.2709	468,559	-	468,559
Davis Financial Fund - Level 5	8,334	11.2658	93,887	-	93,887
Davis Financial Fund - Level 6	6,827	11.2580	76,851	-	76,851
Value Equity Fund - Level 2	2,611	11.2764	29,441	-	29,441
Value Equity Fund - Level 4	3,087	11.2687	34,784	-	34,784
Value Equity Fund - Level 5	8,870	11.2635	99,905	-	99,905
Value Equity Fund - Level 6	61	11.2558	680	-	680
Value Mid Cap Fund - Level 2	59,661	10.2856	613,644	-	613,644
Value Mid Cap Fund - Level 3	11,156	10.2809	114,696	-	114,696
Value Mid Cap Fund - Level 4	47,213	10.2785	485,283	-	485,283
Value Mid Cap Fund - Level 5	99,042	10.2738	1,017,531	-	1,017,531
Value Mid Cap Fund - Level 6	28,275	10.2667	290,441	-	290,441
Value Small Cap Fund - Level 2	27,336	12.1260	331,477	-	331,477
Value Small Cap Fund - Level 3	9,948	12.1204	120,569	-	120,569
Value Small Cap Fund - Level 4	30,580	12.1177	370,555	-	370,555
Value Small Cap Fund - Level 5	30,730	12.1121	372,199	-	372,199
Value Small Cap Fund - Level 6	7,205	12.1038	87,313	-	87,313
Value Managed Fund - Level 2	3,151	11.3227	35,682	-	35,682
Value Managed Fund - Level 4	712	11.3149	8,060	-	8,060
Value Managed Fund - Level 5	3,796	11.3098	42,918	-	42,918
			$115,901,855	$ -	$115,901,855

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
FUTURITY SELECT FOUR CONTRACTS:
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund - Level 3	1,548	$ 8.2406	$ 12,756	$ -	$ 12,756
V.I. Capital Appreciation Fund - Level 4	499	8.2388	4,110	-	4,110
V.I. Capital Appreciation Fund - Level 5	2,794	8.2376	22,845	-	22,845
V.I. Growth Fund - Level 4	1,561	8.3206	12,990	-	12,990
V.I. Growth Fund - Level 5	5,276	8.3194	43,896	-	43,896
V.I. International Equity Fund - Level 3	62	9.3013	581	-	581
V.I. International Equity Fund - Level 4	1,415	9.2992	13,161	-	13,161
V.I. International Equity Fund - Level 5	2,234	9.2979	20,545	-	20,545
The Alger American Fund
Growth Portfolio - Level 4	1,463	8.8792	12,992	-	12,992
Growth Portfolio - Level 5	6,668	8.8778	59,200	-	59,200
Income and Growth Portfolio - Level 4	1,883	9.6225	18,115	-	18,115
Income and Growth Portfolio - Level 5	7,161	9.6211	68,896	-	68,896
Goldman Sachs Variable Insurance Trust
VIT-SM- CORE US Equity Fund - Level 4	621	9.1626	5,691	-	5,691
J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio - Level 4	619	9.2492	5,726	-	5,726
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio - Level 3	1,199	10.7271	12,858	-	12,858
Growth and Income Portfolio - Level 4	1,125	10.7247	12,063	-	12,063
Growth and Income Portfolio - Level 5	577	10.7231	6,184	-	6,184
MFS/Sun Life Series Trust
Capital Appreciation Series - Level 4	298	8.7666	2,610	-	2,610
Capital Appreciation Series - Level 5	3,830	8.7653	33,569	-	33,569
Emerging Growth Series - Level 3	2,202	8.7734	19,317	-	19,317
Emerging Growth Series - Level 4	1,517	8.7715	13,305	-	13,305
Emerging Growth Series - Level 5	1,663	8.7702	14,589	-	14,589
High Yield Series - Level 3	30	9.7207	293	-	293
Utilities Series - Level 3	5	9.8941	48	-	48
Utilities Series - Level 4	1,226	9.8920	12,130	-	12,130
Government Securities Series - Level 3	19	10.3706	199	-	199
Total Return Series - Level 3	1,238	10.3812	12,852	-	12,852
Total Return Series - Level 4	1,162	10.3789	12,059	-	12,059
Total Return Series - Level 5	1,327	10.3774	13,780	-	13,780
Massachusetts Investors Trust Series - Level 3	2,638	9.7203	25,640	-	25,640
Massachusetts Investors Trust Series - Level 4	1,239	9.7182	12,039	-	12,039
New Discovery Series - Level 3	17	9.1695	153	-	153
New Discovery Series - Level 4	387	9.1675	3,551	-	3,551
New Discovery Series - Level 5	2,903	9.1661	26,617	-	26,617
Massachusetts Investors Growth Stock Series - Level 3	2,859	8.9598	25,613	-	25,613
Massachusetts Investors Growth Stock Series - Level 4	292	8.9578	2,612	-	2,612
Massachusetts Investors Growth Stock Series - Level 5	4,219	8.9565	37,782	-	37,782
Sun Capital Advisers Trust
Money Market Fund - Level 3	5	10.0704	50	-	50
Money Market Fund - Level 4	3,906	10.0682	39,328	-	39,328
Investment Grade Bond Fund - Level 3	47	10.3171	490	-	490
Real Estate Fund - Level 3	18	10.9602	198	-	198

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities	Total
	Units	Unit Value	Value
FUTURITY SELECT FOUR CONTRACTS: - continued
Sun Capital Advisers Trust - continued
Real Estate Fund - Level 5	557	$10.9602	$ 6,033	$ -	$ 6,033
Select Equity Fund - Level 3	46	9.2166	420	-	420
Blue Chip Mid Cap Fund - Level 3	37	9.4357	352	-	352
Blue Chip Mid Cap Fund - Level 4	380	9.4336	3,581	-	3,581
Blue Chip Mid Cap Fund - Level 5	2,580	9.4322	23,746	-	23,746
Davis Venture Value Fund - Level 3	50	10.0170	500	-	500
Davis Financial Fund - Level 3	1,915	10.2519	19,630	-	19,630
Value Equity Fund - Level 5	585	10.4260	6,098	-	6,098
Value Mid Cap Fund - Level 3	30	10.0899	299	-	299
Value Mid Cap Fund - Level 5	918	10.0862	9,259	-	9,259
Value Small Cap Fund - Level 3	14	10.9529	154	-	154
Value Small Cap Fund - Level 5	574	10.9489	6,283	-	6,283
Value Managed Fund - Level 5	874	10.4400	9,118	-	9,118
			$ 726,906	$ -.	$ 726,906
			$1,095,145,190	$2,577,782	$1,097,722,972

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - Year Ended December 31, 2000
	AIM1 Sub-Account	AIM2 Sub-Account	AIM3 Sub-Account	AIM4 Sub-Account	AL1 Sub-Account	AL2 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 1,165,108	$ 1,845,448	$ 1,912,959	$ 3,530,156	$ 7,653,747	$ 7,411,967
Mortality and expense risk charges	(338,871)	(593,786)	(630,941)	(523,264)	(819,551)	(485,612)
Distribution and administrative expense charges	(40,664)	(71,254)	(75,713)	(62,792)	(98,346)	(58,273)
Net investment income (loss)	$ 785,573	$ 1,180,408	$ 1,206,305	$ 2,944,100	$ 6,735,850	$ 6,868,082
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 2,740,411	$ 9,146,355	$ 7,639,832	$ 11,961,416	$ 8,816,209	$ 6,256,427
Cost of investments sold	(2,066,778)	(7,678,530)	(6,103,045)	(11,290,831)	(8,296,898)	(5,823,886)
Net realized gains (losses)	$ 673,633	$ 1,467,825	$ 1,536,787	$ 670,585	$ 519,311	$ 432,541
Net unrealized appreciation (depreciation) on investments:
End of year	$ (7,394,057)	$ (14,525,858)	$ (8,517,053)	$ (12,887,457)	$ (17,163,059)	$ (5,082,686)
Beginning of year	2,116,193	3,612,127	5,299,791	5,154,135	5,013,031	4,539,984
Change in unrealized appreciation (depreciation)	$ (9,510,250)	$ (18,137,985)	$ (13,816,844)	$ (18,041,592)	$ (22,176,090)	$ (9,622,670)
Realized and unrealized gains (losses)	$ (8,836,617)	$ (16,670,160)	$(12,280,057)	$ (17,371,007)	$ (21,656,779)	$ (9,190,129)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (8,051,044)	$ (15,489,752)	$(11,073,752)	$ (14,426,907)	$ (14,920,929)	$ (2,322,047)
	AL3 Sub-Account	GS1 Sub-Account	GS2 Sub-Account	GS3 Sub-Account	GS4 Sub-Account	GS5 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 4,576,056	$ 2,466,965	$ 195,347	$ 256,236	$ 29,438	$ 621,918
Mortality and expense risk charges	(172,302)	(294,824)	(44,617)	(257,199)	(84,734)	(90,058)
Distribution and administrative expense charges	(20,676)	(35,379)	(5,354)	(30,864)	(10,168)	(10,807)
Net investment income (loss)	$ 4,383,078	$ 2,136,762	$ 145,376	$ (31,827)	$ (65,464)	$ 521,053
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 2,938,665	$ 2,540,473	$ 560,959	$ 8,605,510	$ 1,152,029	$ 1,370,816
Cost of investments sold	(3,414,010)	(2,072,058)	(493,009)	(7,792,687)	(1,148,644)	(1,356,746)
Net realized gains (losses)	$ (475,345)	$ 468,415	$ 67,950	$ 812,823	$ 3,385	$ 14,070
Net unrealized appreciation (depreciation) on investments:
End of year	$ (8,030,395)	$ (6,830,641)	$ 24,319	$ (1,319,007)	$ (361,161)	$ (1,570,758)
Beginning of year	1,429,504	3,084,374	257,249	1,966,987	60,122	277,370
Change in unrealized appreciation (depreciation)	$ (9,459,899)	$ (9,915,015)	$ (232,930)	$ (3,285,994)	$ (421,283)	$ (1,848,128)
Realized and unrealized gains (losses)	$ (9,935,244)	$ (9,446,600)	$ (164,980)	$ (2,473,171)	$ (417,898)	$ (1,834,058)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (5,552,166)	$ (7,309,838)	$ (19,604)	$ (2,504,998)	$ (483,362)	$ (1,313,005)

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II,` FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - Year Ended December 31, 2000 - continued
	JP1 Sub-Account	JP2 Sub-Account	JP3 Sub-Account	LA1 Sub-Account	CAS Sub-Account	EGS Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 680,749	$ 204,337	$ 120,711	$ 376,537	$ 2,485,281	$ 5,103,953
Mortality and expense risk charges	(250,680)	(80,269)	(64,264)	(417,793)	(311,035)	(796,159)
Distribution and administrative expense charges	(30,082)	(9,632)	(7,712)	(50,135)	(37,324)	(95,539)
Net investment income (loss)	$ 399,987	$ 114,436	$ 48,735	$ (91,391)	$ 2,136,922	$ 4,212,255
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales.	$ 3,430,106	$ 1,749,550	$ 4,039,562	$ 6,886,921	$ 2,631,504	$ 25,395,793
Cost of investments sold	(3,383,329)	(1,656,765)	(3,938,816)	(6,767,983)	(2,470,327)	(24,026,587)
Net realized gains (losses)	$ 46,777	$ 92,785	$ 100,746	$ 118,938	$ 161,177	$ 1,369,206
Net unrealized appreciation (depreciation) on investments:
End of year	$ (2,645,005)	$ (1,012,206)	$ (496,115)	$ 5,853,928	$ (4,709,833)	$(12,737,135)
Beginning of year	413,908	440,742	335,738	(168,245)	2,858,363	11,182,046
Change in unrealized appreciation (depreciation)	$ (3,058,913)	$ (1,452,948)	$ (831,853)	$ 6,022,173	$ (7,568,196)	$(23,919,181)
Realized and unrealized gains (losses)	$ (3,012,136)	$ (1,360,163)	$ (731,107)	$ 6,141,111	$ (7,407,019)	$(22,549,975)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (2,612,149)	$ (1,245,727)	$ (682,372)	$ 6,049,720	$ (5,270,097)	$(18,337,720)
	HYS Sub-Account	MMS Sub-Account	UTS Sub-Account	GSS Sub-Account	TRS Sub-Account	MIT Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 1,381,172	$ 374,697	$ 2,858,667	$ 1,166,819	$ 647,856	$ 1,170,740
Mortality and expense risk charges	(217,134)	(80,411)	(438,134)	(245,839)	(100,786)	(248,903)
Distribution and administrative expense charges	(26,056)	(9,649)	(52,576)	(29,501)	(12,094)	(29,868)
Net investment income (loss)	$ 1,137,982	$ 284,637	$ 2,367,957	$ 891,479	$ 534,976	$ 891,969
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales.	$ 7,422,306	$ 10,336,262	$ 4,217,961	$ 9,726,136	$ 918,959	$ 1,762,089
Cost of investments sold	(7,755,426)	(10,336,262)	(3,663,950)	(9,960,138)	(929,302)	(1,805,045)
Net realized gains (losses)	$ (333,120)	$ - .	$ 554,011	$ (234,002)	$ (10,343)	$ (42,956)
Net unrealized appreciation (depreciation) on investments:
End of year	$ (2,462,454)	$ - .	$ 812,759	$ 1,190,556	$ 1,023,354	$ (647,448)
Beginning of year	37,632	-	2,724,754	(256,823)	21,849	386,232
Change in unrealized appreciation (depreciation)	$ (2,500,086)	$ - .	$ (1,911,995)	$ 1,447,379	$ 1,001,505	$ (1,033,680)
Realized and unrealized gains (losses)	$ (2,833,206)	$ - .	$ (1,357,984)	$ 1,213,377	$ 991,162	$ (1,076,636)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (1,695,224)	$ 284,637	$ 1,009,973	$ 2,104,856	$ 1,526,138	$ (184,667)

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - Year Ended December 31, 2000 - continued
	NWD Sub-Account	MIS Sub-Account	OP1 Sub-Account	OP2 Sub-Account	OP3 Sub-Account	OP4 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 608,314	$ 838,904	$ 1,222,161	$ 1,415,333	$ 10,813	$ 260,821
Mortality and expense risk charges	(188,838)	(366,814)	(231,315)	(125,439)	(55,839)	(41,321)
Distribution and administrative expense charges	(22,661)	(44,018)	(27,758)	(15,053)	(6,701)	(4,959)
Net investment income (loss)	$ 396,815	$ 428,072	$ 963,088	$ 1,274,841	$ (51,727)	$ 214,541
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales.	$ 4,929,890	$ 2,716,073	$ 7,961,799	$ 3,671,584	$ 3,865,395	$ 741,755
Cost of investments sold	(4,714,470)	(2,403,685)	(8,704,003)	(2,923,628)	(3,539,059)	(823,803)
Net realized gains (losses)	$ 215,420	$ 312,388	$ (742,204)	$ 747,956	$ 326,336	$ (82,048)
Net unrealized appreciation (depreciation) on investments:
End of year	$ (2,077,919)	$ (4,330,874)	$ 2,654,208	$ 705,849	$ 1,736,902	$ 196,359
Beginning of year	457,940	1,220,338	(115,746)	589,498	(15,639)	(2,013)
Change in unrealized appreciation (depreciation)	$ (2,535,859)	$ (5,551,212)	$ 2,769,954	$ 116,351	$ 1,752,541	$ 198,372
Realized and unrealized gains (losses)	$ (2,320,439)	$ (5,238,824)	$ 2,027,750	$ 864,307	$ 2,078,877	$ 116,324
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (1,923,624)	$ (4,810,752)	$ 2,990,838	$ 2,139,148	$ 2,027,150	$ 330,865
	SB1 Sub-Account	SB2 Sub-Account	SB3 Sub-Account	SB4 Sub-Account	SCA1 Sub-Account	SCA2 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 32,637	$ 22,883	$ 284,343	$ 141,421	$ 1,289,634	$ 1,295,128
Mortality and expense risk charges	(5,554)	(7,551)	(74,279)	(58,164)	(282,718)	(242,903)
Distribution and administrative expense charges	(666)	(906)	(8,914)	(6,980)	(33,926)	(29,148)
Net investment income (loss)	$ 26,417	$ 14,426	$ 201,150	$ 76,277	$ 972,990	$ 1,023,077
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales.	$ 52,758	$ 226,796	$ 3,113,784	$ 3,016,338	$ 55,950,788	$ 6,800,294
Cost of investments sold	(39,065)	(184,706)	(3,190,831)	(3,018,911)	(55,950,788)	(6,837,741)
Net realized gains (losses)	$ 13,693	$ 42,090	$ (77,047)	$ (2,573)	$ - .	$ (37,447)
Net unrealized appreciation (depreciation) on investments:
End of year	$ 93,906	$ 71,696	$ (109,118)	$ 39,038	$ - .	$ 679,913
Beginning of year	68,433	52,807	(311,911)	(145,524)	-	(167,137)
Change in unrealized appreciation (depreciation)	$ 25,473	$ 18,889	$ 202,793	$ 184,562	$ - .	$ 847,050
Realized and unrealized gains (losses)	$ 39,166	$ 60,979	$ 125,746	$ 181,989	$ - .	$ 809,603
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 65,583	$ 75,405	$ 326,896	$ 258,266	$ 972,990	$ 1,832,680

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - Year Ended December 31, 2000 - continued
	SCA3 Sub-Account	SCA4 Sub-Account	SCA5 Sub-Account	SCA6 Sub-Account	SCA7(a) Sub-Account	SCA8(a) Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 433,865	$ 415,976	$ 2,650,372	$ 177,381	$ 27,348	$ 3,775
Mortality and expense risk charges	(51,224)	(74,180)	(184,426)	(20,223)	(29,790)	(5,288)
Distribution and administrative expense charges	(6,147)	(8,902)	(22,131)	(2,427)	(3,575)	(635)
Net investment income (loss)	$ 376,494	$ 332,894	$ 2,443,815	$ 154,731	$ (6,017)	$ (2,148)
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 1,330,761	$ 517,975	$ 4,174,930	$ 465,030	$ 447,503	$ 123,128
Cost of investments sold	(1,185,052)	(440,419)	(3,191,554)	(412,796)	(476,133)	(124,878)
Net realized gains (losses)	$ 145,709	$ 77,556	$ 983,376	$ 52,234	$ (28,630)	$ (1,750)
Net unrealized appreciation (depreciation) on investments:
End of year	$ 564,032	$ (1,657,923)	$ (1,763,828)	$ (315,131)	$ 146,144	$ 172,780
Beginning of year	(70,481)	217,754	437,614	53,913	-	-
Change in unrealized appreciation (depreciation)	$ 634,513	$ (1,875,677)	$ (2,201,442)	$ (369,044)	$ 146,144	$ 172,780
Realized and unrealized gains (losses)	$ 780,222	$ (1,798,121)	$ (1,218,066)	$ (316,810)	$ 117,514	$ 171,030
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 1,156,716	$ (1,465,227)	$ 1,225,749	$ (162,079)	$ 111,497	$ 168,882
	SCA9(a) Sub-Account	SCA(a) Sub-Account	SCB(a) Sub-Account	SCC(a) Sub-Account	CS1 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 1,021	$ 25,023	$ 69,511	$ 897	$ 81,522
Mortality and expense risk charges	(567)	(18,284)	(9,771)	(299)	(46,801)
Distribution and administrative expense charges	(68)	(2,194)	(1,173)	(36)	(5,616)
Net investment income (loss)	$ 386	$ 4,545	$ 58,567	$ 562	$ 29,105
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales.	$ 7,366	$ 463,008	$ 126,758	$ 6,339	$ 3,682,016
Cost of investments sold	(7,130)	(477,352)	(114,777)	(6,105)	(4,078,512)
Net realized gains (losses)	$ 236	$ (14,344)	$ 11,981	$ 234	$ (396,496)
Net unrealized appreciation (depreciation) on investments:
End of year	$ 16,999	$ 192,337	$ 388,618	$ 8,540	$ (849,880)
Beginning of year	-	-	-	-	334,249
Change in unrealized appreciation (depreciation)	$ 16,999	$ 192,337	$ 388,618	$ 8,540	$ (1,184,129)
Realized and unrealized gains (losses)	$ 17,235	$ 177,993	$ 400,599	$ 8,774	$ (1,580,625)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 17,621	$ 182,538	$ 459,166	$ 9,336	$ (1,551,520)

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - Year Ended December 31, 2000 - continued
	CS2 Sub-Account	CS3 Sub-Account	CS4 Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 206,111	$ 121,599	$ 754,874
Mortality and expense risk charges	(21,684)	(20,131)	(52,964)
Distribution and administrative expense charges	(2,602)	(2,416)	(6,356)
Net investment income (loss)	$ 181,825	$ 99,052	$ 695,554
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 1,009,421	$ 1,373,515	$ 4,417,966
Cost of investments sold	(977,920)	(1,222,726)	(3,915,712)
Net realized gains (losses)	$ 31,501	$ 150,789	$ 502,254
Net unrealized appreciation (depreciation) on investments:
End of year	$ (512,167)	$ (353,813)	$ (1,516,754)
Beginning of year	283,627	202,317	1,104,711
Change in unrealized appreciation (depreciation)	$ (795,794)	$ (556,130)	$ (2,621,465)
Realized and unrealized gains (losses)	$ (764,293)	$ (405,341)	$ (2,119,211)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (582,468)	$ (306,289)	$ (1,423,657)

See notes to financial statements

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FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS

AIM1			AIM2		AIM3
Sub-Account			Sub-Account		Sub-Account
Year Ended		Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
December 31,		December 31,	December 31,	December 31,	December 31,	December 31,
2000		1999	2000	1999	2000	1999
OPERATIONS:
Net investment income (loss)	$ 785,573	$ 163,990	$ 1,180,408	$ 663,433	$ 1,206,305	$ 64,741
Net realized gains (losses)	673,633	82,737	1,467,825	133,152	1,536,787	468,336
Net unrealized gains (losses)	(9,510,250)	1,987,730	(18,137,985)	3,381,331	(13,816,844)	4,897,906
Increase (Decrease) in net assets from operations	$ (8,051,044)	$2,234,457	$(15,489,752)	$ 4,177,916	$(11,073,752)	$ 5,430,983
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$31,058,303	$3,190,508	$ 36,661,995	$ 8,313,278	$ 28,663,612	$ 8,663,899
Net transfers between Sub-Accounts and Fixed Account	13,604,340	2,389,362	15,625,077	9,156,077	18,297,743	13,693,105
Withdrawals, surrenders, annuitizations and contract charges	(1,314,057)	(291,401)	(2,368,765)	(396,819)	(3,198,291)	(634,386)
Net accumulation activity	$43,348,586	$5,288,469	$ 49,918,307	$17,072,536	$ 43,763,064	$21,722,618
Annuitization activity:
Annuitizations	$ 8,612	$ 21,703	$ 28,010	$ 88,023	$ 61,885	$ 68,415
Annuity payments	(3,302)	(947)	(12,664)	(2,232)	(8,018)	(645)
Adjustments to annuity reserve	(766)	(1,572)	(2,695)	(1,153)	(301)	3,276
Net annuitization activity	$ 4,544	$ 19,184	$ 12,651	$ 84,638	$ 53,566	$ 71,046
Increase (Decrease) in net assets from participant transactions	$43,353,130	$5,307,653	$ 49,930,958	$17,157,174	$ 43,816,630	$21,793,664
Increase (Decrease) in net assets	$35,302,086	$7,542,110	$ 34,441,206	$21,335,090	$ 32,742,878	$27,224,647
NET ASSETS:
Beginning of year	9,095,776	1,553,666	23,904,295	2,569,205	31,001,123	3,776,476
End of year	$44,397,862	$9,095,776	$ 58,345,501	$23,904,295	$ 63,744,001	$31,001,123

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF

CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued

AIM4		AL1			AL2
Sub-Account		Sub-Account			Sub-Account
Year Ended	Year Ended	Year Ended	Year Ended		Year Ended	Year Ended
December 31,	December 31,	December 31,	December 31,		December 31,	December 31,
2000	1999	2000	1999		2000	1999
OPERATIONS:
Net investment income (loss)	$ 2,944,100	$ 511,149	$ 6,735,850	$ 811,033	$ 6,868,082	$ 199,713
Net realized gains (losses)	670,585	532,235	519,311	600,520	432,541	359,230
Net unrealized gains (losses)	(18,041,592)	5,018,327	(22,176,090)	4,516,739	(9,622,670)	4,268,060
Increase (Decrease) in net assets from operations	$(14,426,907)	$ 6,061,711	$(14,920,929)	$ 5,928,292	$ (2,322,047)	$ 4,827,003
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 36,176,954	$ 4,140,973	$ 37,234,493	$12,748,856	$24,769,595	$ 5,097,716
Net transfers between Sub-Accounts and Fixed Account	17,668,359	7,199,126	28,139,390	16,707,964	12,270,564	8,333,556
Withdrawals, surrenders, annuitizations and contract charges	(2,566,294)	(465,245)	(4,213,160)	(1,047,363)	(2,085,951)	(821,155)
Net accumulation activity	$ 51,279,019	$10,874,854	$ 61,160,723	$28,409,457	$34,954,208	$12,610,117
Annuitization activity:
Annuitizations	$ 84,341	$ 87,014	$ 86,548	$ 85,342	$ 12,751	$ 99,349
Annuity payments	(18,946)	(5,593)	(9,785)	(1,306)	(16,952)	(6,928)
Adjustments to annuity reserve	(6,829)	(1,819)	(5,278)	2,825	(3,492)	(1,193)
Net annuitization activity	$ 58,566	$ 79,602	$ 71,485	$ 86,861	$ (7,693)	$ 91,228
Increase (Decrease) in net assets from participant transactions	$ 51,337,585	$10,954,456	$ 61,232,208	$28,496,318	$34,946,515	$12,701,345
Increase (Decrease) in net assets	$ 36,910,678	$17,016,167	$ 46,311,279	$34,424,610	$32,624,468	$17,528,348
NET ASSETS:
Beginning of year	19,427,405	2,411,238	38,064,112	3,639,502	19,857,026	2,328,678
End of year	$ 56,338,083	$19,427,405	$ 84,375,391	$38,064,112	$52,481,494	$19,857,026

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued

AL3			GS1		GS2
Sub-Account			Sub-Account		Sub-Account
Year Ended		Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
December 31,		December 31,	December 31,	December 31,	December 31,	December 31,
2000		1999	2000	1999	2000	1999
OPERATIONS:
Net investment income (loss)	$ 4,383,078	$ 180,135	$ 2,136,762	$ (86,434)	$ 145,376	$ (7,437)
Net realized gains (losses)	(475,345)	26,998	468,415	119,138	67,950	(6,104)
Net unrealized gains (losses)	(9,459,899)	1,333,109	(9,915,015)	2,855,021	(232,930)	247,190
Increase (Decrease) in net assets from operations	$ (5,552,166)	$1,540,242	$ (7,309,838)	$ 2,887,725	$ (19,604)	$ 233,649
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$11,075,818	$2,088,417	$10,836,352	$ 4,819,708	$2,227,941	$ 314,158
Net transfers between Sub-Accounts and Fixed Account	4,974,408	2,244,048	7,318,315	5,800,687	2,112,089	981,739
Withdrawals, surrenders, annuitizations and contract charges	(700,045)	(126,620)	(1,379,531)	(346,821)	(141,632)	(33,270)
Net accumulation activity.	$15,350,181	$4,205,845	$16,775,136	$10,273,574	$4,198,398	$1,262,627
Annuitization activity:
Annuitizations	$ 19,389	$ 59,038	$ 33,683	$ 93,264	$ -	$ 19,466
Annuity payments	(7,303)	(542)	(14,186)	(5,717)	(1,044)	(750)
Adjustments to annuity reserve	(578)	66	(384)	(2,494)	(312)	(2,307)
Net annuitization activity	$ 11,508	$ 58,562	$ 19,113	$ 85,053	$ (1,356)	$ 16,409
Increase (Decrease) in net assets from participant transactions	$15,361,689	$4,264,407	$16,794,249	$10,358,627	$4,197,042	$1,279,036
Increase (Decrease) in net assets	$ 9,809,523	$5,804,649	$ 9,484,411	$13,246,352	$4,177,438	$1,512,685
NET ASSETS:
Beginning of year	6,610,605	805,956	15,575,462	2,329,110	1,795,361	282,676
End of year	$16,420,128	$6,610,605	$25,059,873	$15,575,462	$5,972,799	$1,795,361

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued

GS3		GS4			GS5
Sub-Account		Sub-Account			Sub-Account
Year Ended	Year Ended	Year Ended	Year Ended		Year Ended	Year Ended
December 31,	December 31,	December 31,	December 31,		December 31,	December 31,
2000	1999	2000	1999		2000	1999
OPERATIONS:
Net investment income (loss)	$ (31,827)	$ 126,862	$ (65,464)	$ 8,970	$ 521,053	$ 183,291
Net realized gains (losses)	812,823	363,935	3,385	(49,105)	14,070	84,670
Net unrealized gains (losses)	(3,285,994)	1,670,034	(421,283)	132,039	(1,848,128)	260,708
Increase (Decrease) in net assets from operations	$ (2,504,998)	$ 2,160,831	$ (483,362)	$ 91,904	$ (1,313,005)	$ 528,669
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 7,558,859	$ 4,503,362	$2,094,249	$1,294,500	$ 7,281,280	$ 840,435
Net transfers between Sub-Accounts and Fixed Account	121,089	8,595,492	1,481,766	2,400,908	2,123,452	1,051,801
Withdrawals, surrenders, annuitizations and contract charges	(1,614,921)	(498,099)	(557,171)	(203,335)	(292,254)	(37,988)
Net accumulation activity	$ 6,065,027	$12,600,755	$3,018,844	$3,492,073	$ 9,112,478	$1,854,248
Annuitization activity:
Annuitizations	$ 43,880	$ 37,472	$ -	$ -	$ 34,296	$ 20,676
Annuity payments	(9,650)	(2,065)	-	-	(2,659)	(911)
Adjustments to annuity reserve	(1,358)	(43)	-	-	(242)	(674)
Net annuitization activity	$ 32,872	$ 35,364	$ -	$ -	$ 31,395	$ 19,091
Increase (Decrease) in net assets from participant transactions	$ 6,097,899	$12,636,119	$3,018,844	$3,492,073	$ 9,143,873	$1,873,339
Increase (Decrease) in net assets	$ 3,592,901	$14,796,950	$2,535,482	$3,583,977	$ 7,830,868	$2,402,008
NET ASSETS:
Beginning of year	18,016,302	3,219,352	5,432,857	1,848,880	2,727,392	325,384
End of year	$21,609,203	$18,016,302	$7,968,339	$5,432,857	$10,558,260	$2,727,392

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued

JP1			JP2		JP3
Sub-Account			Sub-Account		Sub-Account
Year Ended		Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
December 31,		December 31,	December 31,	December 31,	December 31,	December 31,
2000		1999	2000	1999	2000	1999
OPERATIONS:
Net investment income (loss)	$ 399,987	$ 915,926	$ 114,436	$ 93,716	$ 48,735	$ 19,756
Net realized gains (losses)	46,777	171,441	92,785	86,971	100,746	172
Net unrealized gains (losses)	(3,058,913)	340,247	(1,452,948)	433,370	(831,853)	336,978
Increase (Decrease) in net assets from operations	$ (2,612,149)	$ 1,427,614	$(1,245,727)	$ 614,057	$ (682,372)	$ 356,906
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 6,209,282	$ 4,908,483	$ 4,926,786	$1,032,722	$4,533,517	$ 556,222
Net transfers between Sub-Accounts and Fixed Account	3,569,440	6,352,530	2,730,587	1,243,965	1,184,183	412,896
Withdrawals, surrenders, annuitizations and contract charges	(1,007,666)	(556,977)	(858,767)	(95,728)	(283,409)	(18,773)
Net accumulation activity	$ 8,771,056	$10,704,036	$ 6,798,606	$2,180,959	$5,434,291	$ 950,345
Annuitization activity:
Annuitizations	$ 24,627	$ 77,078	$ 11,637	$ 18,651	$ 8,065	$ -
Annuity payments	(5,081)	(1,035)	(2,628)	(844)	(1,022)	-
Adjustments to annuity reserve	(801)	150	8	(700)	(64)	-
Net annuitization activity	$ 18,745	$ 76,193	$ 9,017	$ 17,107	$ 6,979	$ -
Increase (Decrease) in net assets from participant transactions	$ 8,789,801	$10,780,229	$ 6,807,623	$2,198,066	$5,441,270	$ 950,345
Increase (Decrease) in net assets	$ 6,177,652	$12,207,843	$ 5,561,896	$2,812,123	$4,758,898	$1,307,251
NET ASSETS:
Beginning of year	15,393,690	3,185,847	3,297,539	485,416	1,497,621	190,370
End of year	$21,571,342	$15,393,690	$ 8,859,435	$3,297,539	$6,256,519	$1,497,621

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	LA1		CAS		EGS
	Sub-Account		Sub-Account		Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ (91,391)	$ 1,474,587	$ 2,136,922	$ 692,778	$ 4,212,255	$ (32,594)
Net realized gains (losses)	118,938	174,451	161,177	224,872	1,369,206	649,409
Net unrealized gains (losses)	6,022,173	(189,406)	(7,568,196)	2,228,558	(23,919,181)	10,404,765
Increase (Decrease) in net assets from operations	$ 6,049,720	$ 1,459,632	$ (5,270,097)	$ 3,146,208	$ (18,337,720)	$ 11,021,580
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 15,511,439	$ 6,119,781	$ 15,702,930	$ 3,621,357	$ 48,823,812	$ 7,852,516
Net transfers between Sub-Accounts and Fixed Account	10,110,590	10,627,992	11,269,256	3,950,702	20,631,668	8,176,327
Withdrawals, surrenders, annuitizations and contract charges	(2,720,289)	(621,174)	(1,425,528)	(385,338)	(4,288,255)	(925,614)
Net accumulation activity	$ 22,901,740	$ 16,126,599	$ 25,546,658	$ 7,186,721	$ 65,167,225	$ 15,103,229
Annuitization activity:
Annuitizations	$ 2,748	$ -	$ 25,215	$ 53,269	$ 65,385	$ 126,228
Annuity payments	(354)	-	(6,907)	(3,083)	(20,025)	(3,973)
Adjustments to annuity reserve	-	-	(528)	(1,863)	(12,774)	9,690
Net annuitization activity	$ 2,394	$ -	$ 17,780	$ 48,323	$ 32,586	$ 131,945
Increase (Decrease) in net assets from participant transactions	$ 22,904,134	$ 16,126,599	$ 25,564,438	$ 7,235,044	$ 65,199,811	$ 15,235,174
Increase (Decrease) in net assets	$ 28,953,854	$ 17,586,231	$ 20,294,341	$ 10,381,252	$ 46,862,091	$ 26,256,754
NET ASSETS:
Beginning of year	20,968,509	3,382,278	15,000,492	4,619,240	31,133,993	4,877,239
End of year	$ 49,922,363	$ 20,968,509	$ 35,294,833	$ 15,000,492	$ 77,996,084	$ 31,133,993

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	HYS		MMS		UTS
	Sub-Account		Sub-Account		Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 1,137,982	$ 277,362	$ 284,637	$ 177,344	$ 2,367,957	$ 624,780
Net realized gains (losses)	(333,120)	(99,067)	-	-	554,011	155,348
Net unrealized gains (losses)	(2,500,086)	40,424	-	-	(1,911,995)	2,521,304
Increase (Decrease) in net assets from operations	$ (1,695,224)	$ 218,719	$ 284,637	$ 177,344	$ 1,009,973	$ 3,301,432
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 9,374,979	$ 3,074,357	$ 41,667	$ 308,389	$ 20,151,056	$ 4,077,024
Net transfers between Sub-Accounts and Fixed Account	7,367,950	7,484,053	34,423	4,197,928	12,322,768	9,168,485
Withdrawals, surrenders, annuitizations and contract charges	(1,270,403)	(462,273)	(1,421,442)	(1,455,384)	(1,704,218)	(781,083)
Net accumulation activity	$ 15,472,526	$ 10,096,137	$ (1,345,352	$ 3,050,933	$ 30,769,606	$ 12,464,426
Annuitization activity:
Annuitizations	$ 39,001	$ 80,858	$ -	$ -	$ 2,470	$ 179,007
Annuity payments	(9,322)	(4,094)	-	-	(19,395)	(3,339)
Adjustments to annuity reserve	(1,149)	(348)	-	-	(2,599)	(1,085)
Net annuitization activity	$ 28,530	$ 76,416	$ -	$ -	$ (19,524)	$ 174,583
Increase (Decrease) in net assets from participant transactions	$ 15,501,056	$ 10,172,553	$ (1,345,352)	$ 3,050,933	$ 30,750,082	$ 12,639,009

Increase (Decrease) in net assets	$ 13,805,832	$ 10,391,272	$ (1,060,715)	$ 3,228,277	$ 31,760,055	$ 15,940,441
NET ASSETS:
Beginning of year	12,505,265	2,113,993	7,058,196	3,829,919	18,838,189	2,897,748
End of year	$ 26,311,097	$ 12,505,265	$ 5,997,481	$ 7,058,196	$ 50,598,244	$ 18,838,189

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	GSS		TRS		MIT
	Sub-Account		Sub-Account		Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)
OPERATIONS:
Net investment income (loss)	$ 891,479	$ 154,206	$ 534,976	$ (7,791)	$ 891,969	$ (21,203)
Net realized gains (losses)	(234,002)	(71,213)	(10,343)	(4,728)	(42,956)	(3,740)
Net unrealized gains (losses)	1,447,379	(269,914)	1,001,505	21,849	(1,033,680)	386,232
Increase (Decrease) in net assets from operations	$ 2,104,856	$ (186,921)	$ 1,526,138	$ 9,330	$ (184,667)	$ 361,289
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 7,012,278	$ 3,214,716	$ 7,518,367	$ 1,944,130	$ 16,376,271	$ 3,992,136
Net transfers between Sub-Accounts and Fixed Account	1,930,713	10,679,042	3,909,033	749,019	8,459,298	3,540,232
Withdrawals, surrenders, annuitizations and contract charges	(1,540,703)	(493,591)	(390,889)	(116,117)	(928,927)	(70,811)
Net accumulation activity	$ 7,402,288	$ 13,400,167	$ 11,036,511	$ 2,577,032	$ 23,906,642	$ 7,461,557
Annuitization activity:
Annuitizations	$ 48,400	$ 26,994	$ 2,525	$ 79,374	$ 14,843	$ 4,029
Annuity payments	(10,980)	(4,351)	(8,757)	-	(2,403)	(181)
Adjustments to annuity reserve	(712)	(534)	(1,172)	17	(179)	(182)
Net annuitization activity	$ 36,708	$ 22,109	$ (7,404)	$ 79,391	$ 12,261	$ 3,666
Increase (Decrease) in net assets from participant transactions	$ 7,438,996	$ 13,422,276	$ 11,029,107	$ 2,656,423	$ 23,918,903	$ 7,465,223
Increase (Decrease) in net assets	$ 9,543,852	$ 13,235,355	$ 12,555,245	$ 2,665,753	$ 23,734,236	$ 7,826,512
NET ASSETS:
Beginning of year	14,876,989	1,641,634	2,665,753	-	7,826,512	-
End of year	$ 24,420,841	$ 14,876,989	$ 15,220,998	$ 2,665,753	$ 31,560,748	$ 7,826,512

(a) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	NWD		MIS		OP1
	Sub-Account		Sub-Account		Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 396,815	$ (6,392)	$ 428,072	$ (20,396)	$ 963,088	$ 147,083
Net realized gains (losses)	215,420	25,497	312,388	30,718	(742,204)	49,711
Net unrealized gains (losses)	(2,535,859)	457,940	(5,551,212)	1,220,338	2,769,954	(317,549)
Increase (Decrease) in net assets from operations	$ (1,923,624)	$ 477,045	$ (4,810,752)	$ 1,230,660	$ 2,990,838	$ (120,755)
PARTICIPANT TRANSACTIONS:
Accumlation activity:
Purchase payments received	$ 18,552,634	$ 720,822	$ 31,327,517	$ 4,452,860	$ 3,774,159	$ 2,729,165
Net transfers between Sub-Accounts and Fixed Account	9,115,142	782,394	15,851,128	2,713,276	6,822,619	6,567,188
Withdrawals, surrenders, annuitizations and contract charges	(645,011)	(6,830)	(1,655,830)	(187,257)	(1,489,630)	(574,346)
Net accumulation activity	$ 27,022,765	$ 1,496,386	$ 45,522,815	$ 6,978,879	$ 9,107,148	$ 8,722,007
Annuitization activity:
Annuitizations	$ 12,096	$ -	$ 2,596	$ 133,744	$ 6,518	$ 11,643
Annuity payments	(1,074)	-	(13,291)	(333)	(1,714)	(586)
Adjustments to annuity reserve	(70)	-	6,812	4,173	(172)	248
Net annuitization activity	$ 10,952	$ -	$ (3,883)	$ 137,584	$ 4,632	$ 11,305
Increase (Decrease) in net assets from participant transactions	$ 27,033,717	$ 1,496,386	$ 45,518,932	$ 7,116,463	$ 9,111,780	$ 8,733,312
Increase (Decrease) in net assets	$ 25,110,093	$ 1,973,431	$ 40,708,180	$ 8,347,123	$ 12,102,618	$ 8,612,557
NET ASSETS:
Beginning of year	1,973,431	-	8,347,123	-	12,472,113	3,859,556
End of year	$ 27,083,524	$ 1,973,431	$ 49,055,303	$ 8,347,123	$ 24,574,731	$ 12,472,113

(a) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

See notes to financial statements

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FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	OP2		OP3		OP4
	Sub-Account		Sub-Account		Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 1,274,841	$ 63,482	$ (51,727)	$ (18,870)	$ 214,541	$ (7,226)
Net realized gains (losses)	747,956	15,513	326,336	34,433	(82,048)	1,938
Net unrealized gains (losses)	116,351	547,534	1,752,541	(44,591)	198,372	(2,067)
Increase (Decrease) in net assets from operations	$ 2,139,148	$ 626,529	$ 2,027,150	$ (29,028)	$ 330,865	$ (7,355)
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 5,258,529	$ 1,550,529	$ 1,132,415	$ 485,930	$ 595,244	$ 1,632,027
Net transfers between Sub-Accounts and Fixed Account	4,416,129	1,198,601	4,690,015	1,779,308	589,937	883,782
Withdrawals, surrenders, annuitizations and contract charges	(808,921)	(132,625)	(377,547)	(129,696)	(178,513)	(31,887)
Net accumulation activity	$ 8,865,737	$ 2,616,505	$ 5,444,883	$ 2,135,542	$ 1,006,668	$ 2,483,922
Annuitization activity:
Annuitizations	$ 7,730	$ 42,401	$ 5,045	$ 11,596	$ -	$ -
Annuity payments	(5,582)	(2,165)	(1,705)	(845)	-	-
Adjustments to annuity reserve	(986)	(667)	(209)	(1,085)	-	-
Net annuitization activity	$ 1,162	$ 39,569	$ 3,131	$ 9,666	$ -	$ -
Increase (Decrease) in net assets from participant transactions	$ 8,866,899	$ 2,656,074	$ 5,448,014	$ 2,145,208	$ 1,006,668	$ 2,483,922
Increase (Decrease) in net assets	$ 11,006,047	$ 3,282,603	$ 7,475,164	$ 2,116,180	$ 1,337,533	$ 2,476,567
NET ASSETS:
Beginning of year	4,188,186	905,583	2,831,911	715,731	2,477,620	1,053
End of year	$ 15,194,233	$ 4,188,186	$ 10,307,075	$ 2,831,911	$ 3,815,153	$ 2,477,620

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
SB1 Sub-Account			SB2 Sub-Account		SB3 Sub-Account
Year Ended December 31, 2000		Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 26,417	$ 8,032	$ 14,426	$ (4,606)	$ 201,150	$ 265,621
Net realized gains (losses)	13,693	8,199	42,090	21,954	(77,047)	(42,967)
Net unrealized gains (losses)	25,473	45,162	18,889	33,353	202,793	(245,059)
Increase (Decrease) in net assets from operations	$ 65,583	$ 61,393	$ 75,405	$ 50,701	$ 326,896	$ (22,405)
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 15,380	$ 21,563	$ 7,060	$ 119,751	$ 192,923	$ 186,390
Net transfers between Sub-Accounts and Fixed Account	43,755	101,209	59,157	188,767	(1,959,527)	4,084,937
Withdrawals, surrenders, annuitizations and contract charges	(1,893)	(28,493)	(160,332)	(28,268)	(542,788)	(416,075)
Net accumulation activity	$ 57,242	$ 94,279	$ (94,115)	$ 280,250	$ (2,309,392)	$3,855,252
Annuitization activity:
Annuitizations	$ -	$ - .	$ - .	$ -	$ - .	$ 30,708
Annuity payments	-	-	-	-	(1,383)	(1,119)
Adjustments to annuity reserve	-	-	-	-	(443)	(764)
Net annuitization activity	$ - .	$ -	$ -	$ -	$ (1,826)	$ 28,825
Increase (Decrease) in net assets from participant transactions	$ 57,242	$ 94,279	$ (94,115)	$ 280,250	$ (2,311,218)	$ 3,884,077
Increase (Decrease) in net assets	$ 122,825	$ 155,672	$ (18,710)	$ 330,951	$ (1,984,322)	$ 3,861,672
NET ASSETS:
Beginning of year	386,941	231,269	661,035	330,084	6,773,372	2,911,700
End of year	$ 509,766	$ 386,941	$ 642,325	$ 661,035	$ 4,789,050	$ 6,773,372

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	SB4 Sub-Account		SCA1 Sub-Account		SCA2 Sub-Account
	Year Ended December 31 2000	Year Ended December 31 1999	Year Ended December 31 2000	Year Ended December 31 1999	Year Ended December 31 2000	Year Ended December 31 1999
OPERATIONS:
Net investment income (loss)	$ 76,277	$ 87,064	$ 972,990	$ 121,386	$ 1,023,077	$ 142,200
Net realized gains (losses)	(2,573)	29,816	-	-	(37,447)	(27,836)
Net unrealized gains (losses)	184,562	(209,993)	-	-	847,050	(167,158)
Increase (Decrease) in net assets from operations	$ 258,266	$ (93,113)	$ 972,990	$ 121,386	$ 1,832,680	$ (52,794)
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 54,695	$ 31,408	$ 45,016,484	$ 9,316,611	$ 13,890,703	$ 2,424,622
Net transfers between Sub-Accounts and Fixed Account....	(1,594,513)	4,100,758	(15,599,348)	2,207,048	6,947,581	5,953,092
Withdrawals, surrenders, annuitizations and contract charges	(736,675)	(391,898)	(3,563,787)	(299,102)	(1,635,930)	(374,597)
Net accumulation activity	$ (2,276,493)	$ 3,740,268	$ 25,853,349	$ 11,224,557	$ 19,202,354	$ 8,003,117
Annuitization activity:
Annuitizations	$ -.	$ 16,929	$ 48,025	$ - .	$ 85,012	$ 278,695
Annuity payments	(951)	(401)	(2,652)	-	(54,705)	(10,840)
Adjustments to annuity reserve	(163)	(633)	(360)	-	(10,405)	5,275
Net annuitization activity	$ (1,114)	$ 15,895	$ 45,013	$ - .	$ 19,902	$ 273,130
Increase (Decrease) in net assets from participant transactions	$ (2,277,607)	$ 3,756,163	$ 25,898,362	$ 11,224,557	$ 19,222,256	$ 8,276,247
Increase (Decrease) in net assets	$ (2,019,341)	$ 3,663,050	$ 26,871,352	$ 11,345,943	$ 21,054,936	$ 8,223,453
NET ASSETS:
Beginning of year	6,645,982	2,982,932	11,347,946	2,003	8,241,486	18,033
End of year	$ 4,626,641	$ 6,645,982	$ 38,219,298	$ 11,347,946	$ 29,296,422	$ 8,241,486

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued

	SCA3 Sub-Account		SCA4 Sub-Account		SCA5 Sub-Account
	Year Ended December 31 2000	Year Ended December 31 1999	Year Ended December 31 2000	Year Ended December 31 1999(b)	Year Ended December 31 2000	Year Ended December 31 1999(b)
OPERATIONS:
Net investment income (loss)	$ 376,494	$ 61,844	$ 332,894	$ (3,062)	$ 2,443,815	$ 78,405
Net realized gains (losses)	145,709	(2,410)	77,556	5,981	983,376	3,631
Net unrealized gains (losses)	634,513	(70,578)	(1,875,677)	217,754	(2,201,442)	437,614
Increase (Decrease) in net assets from operations	$ 1,156,716	$ (11,144)	$ (1,465,227)	$ 220,673	$ 1,225,749	$ 519,650
PARTCIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$ 5,229,041	$ 407,264	$ 7,075,330	$ 278,857	$ 17,658,818	$ 398,676
Net transfers between Sub-Accounts and Fixed Account	3,338,950	942,992	4,600,703	863,821	11,652,016	2,064,556
Withdrawals, surrenders, annuitizations and contract charges	(297,116)	(35,618)	(208,011)	(16,360)	(855,413)	(16,795)
Net accumulation activity	$ 8,270,875	$ 1,314,638	$ 11,468,022	$ 1,126,318	$ 28,455,421	$ 2,446,437
Annuitization activity:
Annuitizations	$ 6,522	$ 3,427	$ 11,083	$ - .	$ 28,344	$ - .
Annuity payments	(993)	(216)	(548)	-	(2,835)	-
Adjustments to annuity reserve	(7,420)	7,216	(268)	-	(71)	-
Net annuitization activity	$ (1,891)	$ 10,427	$ 10,267	$ - .	$ 25,438	$ - .
Increase (Decrease) in net assets from participant transactions	$ 8,268,984	$ 1,325,065	$ 11,478,289	$ 1,126,318	$ 28,480,859	$ 2,446,437
Increase (Decrease) in net assets	$ 9,425,700	$ 1,313,921	$ 10,013,062	$ 1,346,991	$ 29,706,608	$ 2,966,087
NET ASSETS:
Beginning of year	1,321,017	7,096	1,346,991	-	2,966,087	-
End of year	$ 10,746,717	$ 1,321,017	$ 11,360,053	$ 1,346,991	$ 32,672,695	$ 2,966,087

(b) For the period September 13, 1999 (commencement of operations) through December 31, 1999.

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
SCA6 Sub-Account			SCA7 Sub-Account	SCA8 Sub-Account	SCA9 Sub-Account	SCA Sub-Account
Year Ended December 31, 2000		Year Ended December 31, 1999 (b)	Year Ended December 31, 2000 (c)	Year Ended December 31, 2000 (c)	Year Ended December 31, 2000 (c)	Year Ended December 31, 2000 (c)
OPERATIONS:
Net investment income (loss)	$154,731	$(405)	$(6,017)	$(2,148)	$386	$4,545
Net realized gains (losses)	52,234	897	(28,630)	(1,750)	236	(14,344)
Net unrealized gains (losses)	(369,044)	53,913	146,144	172,780	16,999	192,337
Increase (Decrease) in net assets from operations	$(162,079)	$54,405	$111,497	$168,882	$17,621	$182,538
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$1,369,989	$41,486	$7,416,698	$1,339,374	$253,573	$3,629,640
Net transfers between Sub-Accounts and Fixed Account	848,724	406,855	3,165,118	989,209	43,923	2,276,395
Withdrawals, surrenders, annuitizations and contract charges	(133,128)	(1,944)	(63,091)	(36,479)	(3,203)	(33,619)
Net accumulation activity	$2,085,585	$446,397	$10,518,725	$2,292,104	$294,293	$5,872,416
Annuitization activity:
Annuitizations	$17,422	$-	$9,727	$-	$-	$-
Annuity payments	(1,759)	-	(258)	-	-	-
Adjustments to annuity reserve	(5,547)	5,356	(9,527)	-	-	-
Net annuitization activity	$10,116	$5,356	$(58)	$-	-	-
Increase (Decrease) in net assets from participant transactions	$2,095,701	$451,753	$10,518,667	$2,292,104	$294,293	$5,872,416
Increase (Decrease) in net assets	$1,933,622	$506,158	$10,630,164	$2,460,986	$311,914	$6,054,954
NET ASSETS:
Beginning of year	506,158	-	-	-	-	-
End of year	$2,439,780	$506,158	$10,630,164	$2,460,986	$311,914	$6,054,954

(b) For the period September 13, 1999 (commencement of operations) through December 31, 1999.

(c) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
SCB Sub-Account		SCC Sub-Account	CS1 Sub-Account		CS2 Sub-Account
Year Ended December 31, 2000(c)		Year Ended December 31, 2000(c)	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 58,567	$ 562	$ 29,105	$ 74,390	$ 181,825	$ 1,885
Net realized gains (losses)	11,981	234	(396,496)	82,122	31,501	126,813
Net unrealized gains (losses)	388,618	8,540	(1,184,129)	337,601	(795,794)	285,485
Increase (Decrease) in net assets from operations
	$ 459,166	$ 9,336	$(1,551,520)	$ 494,113	$ (582,468)	$ 414,183
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$1,609,526	$ 99,296	$ 1,268,928	$ 444,605	$ 242,397	$ 260,046
Net transfers between Sub-Accounts and Fixed Account
	1,487,413	14,721	332,198	1,127,692	1,112,791	446,267
Withdrawals, surrenders, annuitizations and contract charges

	(20,946)	(3,204)	(167,172)	(34,519)	(433,135)	(77,459)
Net accumulation activity	$3,075,993	$ 110,813	$ 1,433,954	$ 1,537,778	$ 922,053	$ 628,854
Annuitization activity:
Annuitizations	$ -	$ -	$ 10,997	$ 17,475	$ 1,912	$ -
Annuity payments	-	-	(2,423)	(925)	(142)	-
Adjustments to annuity reserve	-	-	10,031	(10,499)	(15)	-
Net annuitization activity	$ -	$ -	$ 18,605	$ 6,051	$ 1,755	$ -
Increase (Decrease) in net assets from participant transactions
	$3,075,993	$ 110,813	$ 1,452,559	$ 1,543,829	$ 923,808	$ 628,854
Increase (Decrease) in net assets
	$3,535,159	$ 120,149	$ (98,961)	$ 2,037,942	$ 341,340	$1,043,037
NET ASSETS:
Beginning of year	-	-	2,202,769	164,827	1,208,689	165,652
End of year	$3,535,159	$ 120,149	$ 2,103,808	$ 2,202,769	$ 1,550,029	$1,208,689

(c) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
CS3 Sub-Account			CS4 Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$99,052	$(3,389)	$695,554	$83,413
Net realized gains (losses)	150,789	6,481	502,254	57,255
Net unrealized gains (losses)	(556,130)	194,879	(2,621,465)	1,075,180
Increase (Decrease) in net assets from operations	$(306,289)	$197,971	$(1,423,657)	$1,215,848
PARTICIPANT TRANSACTIONS:
Accumulation activity:
Purchase payments received	$171,127	$118,924	$1,036,028	$528,621
Net transfers between Sub-Accounts and Fixed Account	397,621	322,835	322,289	1,685,706
Withdrawals, surrenders, annuitizations and contract charges	(69,054)	(36,788)	(292,820)	(56,865)
Net accumulation activity	$499,694	$404,971	$1,065,497	$2,157,462
Annuitization activity:
Annuitizations	$3,388	$18,900	$5,762	$-
Annuity payments	(2,010)	(794)	(345)	-
Adjustments to annuity reserve	5,529	(7,889)	(142)	-
Net annuitization activity	$6,907	$10,217	$5,275	$-
Increase (Decrease) in net assets from participant transactions	$506,601	$415,188	$1,070,772	$2,157,462
Increase (Decrease) in net assets	$200,312	$613,159	$(352,885)	$3,373,310
NET ASSETS:
Beginning of year	750,106	136,947	3,744,591	371,281
End of year	$950,418	$750,106	$3,391,706	$3,744,591

See notes to financial statements


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") is a separate account of Sun Life Assurance Company of Canada (U.S.), (the "Sponsor"), and was established on July 13, 1989 as a funding vehicle for the variable portion of Futurity contracts, Futurity II contracts, Futurity Focus contracts, Futurity Accolade contracts, Futurity Focus II contracts, Futurity III contracts and Futurity Select Four contracts (collectively, the "Contracts") and certain other group and individual fixed and variable annuity contracts issued by the Sponsor. The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account is invested in shares of a single corresponding investment portfolio of certain registered open-end mutual funds. With respect to the Futurity contracts, the Funds are: AIM Variable Insurance Fund, Inc., the Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/ Sun Life Series Trust, OCC Accumulation Trust, Salomon Brothers Variable Series Funds, Inc. and Credit Suisse Institutional (formerly Warburg Pincus Trust). With respect to the Futurity II contracts, the Funds are: AIM Variable Insurance Fund, Inc., the Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/Sun Life Series Trust, OCC Accumulation Trust, Sun Capital Advisers Trust and Credit Suisse Institutional (formerly Warburg Pincus Trust). With respect to the Futurity Focus contracts, the Funds are: AIM Variable Insurance Funds, Inc., the Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/Sun Life Series Trust, OCC Accumulation Trust, Sun Capital Advisers Trust and Credit Suisse Institutional (formerly Warburg Pincus Trust). With respect to the Futurity Accolade contracts, the Funds are: AIM Variable Insurance Funds, Inc., the Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/Sun Life Series Trust, OCC Accumulation Trust and Sun Capital Advisers Trust. With respects to the Futurity Focus II contracts, Futurity III contracts and Futurity Select Four contracts , the Funds are: AIM Variable Insurance Fund, Inc., the Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/Sun Life Series Trust and Sun Capital Advisers Trust (collectively, "the Funds"). Massachusetts Financial Services Company, an affiliate of the Sponsor, is the investment adviser to MFS/Sun Life Series Trust. Sun Capital Advisers Inc., an affiliate of the Sponsor, is the investment adviser to Sun Capital Advisers Trust.

(2) SIGNIFICANT ACCOUNTING POLICIES

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Sponsor's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(2) SIGNIFICANT ACCOUNTING POLICIES - continued

Investment Valuations

Investments in shares of the Funds are recorded at their net asset value. Realized gains and losses on sales of shares of the Funds are determined on the identified cost basis. Dividend income and capital gain distributions received by the Sub-Accounts are reinvested in additional Fund shares and are recognized on the ex-dividend date.

Exchanges between Sub-Accounts requested by contract participants are recorded in the new Sub-Account upon receipt of the redemption proceeds.

Federal Income Tax Status

The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Variable Account is not taxed as a regulated investment company. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, investment income and capital gains earned by the Variable Account on contract owner reserves are not taxable and, therefore, no provision has been made for federal income taxes.

(3) CONTRACT CHARGES

A mortality and expense risk charge based on the value of the Sub-Accounts included in the Variable Account is deducted from the Variable Account at the end of each valuation period for the mortality and expense risks assumed by the Sponsor. The deductions are transferred periodically to the Sponsor. Currently, the deduction is at an effective annual rate as follows:
	Level 1	Level 2	Level 3	Level 4	Level 5	Level 6
Futurity contracts	1.25%	-	-	-	-	-
Futurity II contracts	1.25%	-	-	-	-	-
Futurity Focus contracts	1.00%	-	-	-	-	-
Futurity Accolade contracts	1.30%	1.45%	1.55%	1.70%	-	-
Futurity Focus II contracts	1.00%	1.15%	1.25%	1.40%	1.50%	1.65%
Futurity III contracts	.85%	1.00%	1.10%	1.15%	1.25%	1.40%
Futurity Select Four contracts	.95%	1.10%	1.20%	1.35%	1.45%	1.60%


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(3) CONTRACT CHARGES - continued

Each year on the account anniversary, an account administration fee ("Account Fee") equal to the lesser of $30 in the case of Futurity contracts, $35 in the case of Futurity II contracts, Futurity Accolade contracts and Futurity III contracts and $50 in the case of Futurity Focus contracts, Futurity Focus II contracts and Futurity Select Four contracts or 2% of the participant's account value in Account Years one through five (thereafter, the Account Fee may be changed annually, but it may not exceed the lesser of $50 or 2% of the participant's account value) is deducted from the participant's account to reimburse the Sponsor for certain administrative expenses. After the annuity commencement date, the Account Fee will be deducted pro rata from each variable annuity payment made during the year. As reimbursement for administrative expenses attributable to contracts which exceed the revenues received from the Account Fees, the Sponsor makes a deduction from the Variable Account at the end of each valuation period at an effective annual rate of 0.15% of the net assets attributable to such Contracts.

The Sponsor does not deduct a sales charge from purchase payments. However, a withdrawal charge (contingent deferred sales charge) of up to 8% of certain amounts withdrawn, when applicable, may be deducted to cover certain expenses relating to the sale of the Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II and Futurity Select Four Contracts, including commissions paid to sales personnel, the costs of preparation of sales literature, and other promotional costs and acquisition expenses.

(4) ANNUITY RESERVES

Annuity reserves are calculated using the 1983a Individual Annuitant Mortality Table and an assumed interest rate of 3% per year for Futurity, Futurity II, Futurity Focus and Futurity Accolade products and the 2000 Individual Annuitant Mortality Table A and an assumed interest rate of 3% per year for Futurity Focus II, Futurity III and Futurity Select Four products. Required adjustments to the reserves are accomplished by transfers to or from the Sponsor.

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FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY CONTRACTS:
AIM1	227,735	141,292	8,489	37,449	111,001	68,417
AIM2	442,430	204,502	5,446	28,920	153,308	219,720
AIM3	799,385	332,662	7,803	43,138	(12,559)	451,578
AIM4	458,813	216,812	13,916	22,277	87,956	238,494
AL1	755,329	285,990	8,665	96,119	(31,717)	424,506
AL2	434,832	194,995	3,074	37,009	33,589	249,731
AL3	182,220	77,472	366	12,426	24,750	96,080
GS1	423,081	210,952	14,526	34,405	42,782	194,122
GS2	80,363	31,476	31	556	85,316	51,143
GS3	575,303	282,488	18,929	25,986	(48,165)	289,621
GS4	301,072	199,770	19,737	10,206	32,013	109,158
GS5	62,975	30,394	509	2,948	10,375	31,634
JP1	568,955	293,787	16,814	83,392	(33,312)	220,364
JP2	105,324	52,419	1,055	9,614	(11,502)	50,228
JP3	41,135	22,655	1,384	8,150	12,118	11,780
LA1	681,170	333,805	10,728	61,424	34,469	328,125
CAS	490,436	403,733	5,680	35,843	138,102	74,342
EGS	644,429	397,132	13,640	60,135	114,453	231,410
HYS	581,114	217,924	9,259	27,858	(72,998)	363,603
MMS	663,091	371,404	3,825	29,531	3,095	399,896
UTS	762,245	278,221	8,900	49,525	28,889	482,058
GSS	635,712	150,350	15,669	31,435	(120,128)	482,313
OP1	770,005	363,748	21,991	45,042	(129,797)	407,891
OP2	208,499	93,160	18,749	19,463	114,185	104,339
OP3	235,529	86,567	2,269	11,061	(4,570)	152,550
SB1	29,639	21,329	1,164	1,994	2,811	8,915
SB2	58,715	32,282	588	11,451	4,368	17,512
SB3	649,260	277,473	18,348	17,918	(183,414)	394,310
SB4	657,323	293,921	5,329	4,406	(160,912)	398,605
CS1	68,070	22,480	509	9,591	(21,037)	37,994
CS2	52,931	18,253	19	5,461	10,694	36,942
CS3	21,318	14,715	46	4,811	8,400	5,081
CS4	153,457	41,843	607	2,953	(65,210)	114,098
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY CONTRACTS:
AIM1	(23,659)	(19,423)	323,566	227,735
AIM2	(37,740)	(10,712)	563,444	442,430
AIM3	(63,252)	(27,993)	731,377	799,385
AIM4	(42,824)	(18,770)	517,861	458,813
AL1	(57,387)	(51,286)	674,890	755,329
AL2	(34,969)	(46,903)	436,526	434,832
AL3	(7,748)	(3,758)	199,588	182,220
GS1	(37,045)	(16,398)	443,344	423,081
GS2	(2,974)	(2,812)	162,736	80,363
GS3	(70,403)	(22,792)	475,664	575,303
GS4	(37,020)	(18,062)	315,802	301,072
GS5	(2,796)	(2,001)	71,063	62,975
JP1	(35,077)	(28,588)	517,380	568,955
JP2	(7,038)	(6,937)	87,839	105,324
JP3	(5,887)	(1,450)	48,750	41,135
LA1	(86,608)	(42,184)	639,759	681,170
CAS	(37,125)	(23,482)	597,093	490,436
EGS	(79,563)	(44,248)	692,959	644,429
HYS	(49,694)	(28,271)	467,681	581,114
MMS	(130,755)	(137,740)	539,256	663,091
UTS	(43,176)	(47,559)	756,858	762,245
GSS	(45,950)	(28,386)	485,303	635,712
OP1	(46,857)	(46,676)	615,342	770,005
OP2	(28,077)	(8,463)	313,356	208,499
OP3	(8,866)	(14,649)	224,362	235,529
SB1	(128)	(2,599)	33,486	29,639
SB2	(13,471)	(2,530)	50,200	58,715
SB3	(51,218)	(40,441)	432,976	649,260
SB4	(72,190)	(39,609)	429,550	657,323
CS1	(6,038)	(1,995)	41,504	68,070
CS2	(16,745)	(7,725)	46,899	52,931
CS3	(2,890)	(3,289)	26,874	21,318
CS4	(9,616)	(5,437)	79,238	153,457

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FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2000	1999	2000	1999	2000	1999
FUTURITY II CONTRACTS:
AIM1	299,649	100	325,562	181,039	419,029	123,465
AIM2	997,502	1,049	650,441	538,285	798,659	482,701
AIM3	1,213,444	1,704	498,095	573,115	942,101	656,563
AIM4	659,564	2,553	633,468	277,892	985,180	405,813
AL1	1,620,151	2,044	735,821	798,097	1,117,452	841,456
AL2	755,933	1,785	447,529	330,958	556,469	441,029
AL3	221,946	100	193,715	134,245	224,668	93,499
GS1	610,853	786	188,856	340,043	358,085	282,453
GS2	71,821	100	48,614	26,340	80,871	46,936
GS3	714,634	2,341	248,186	322,630	27,940	417,400
GS4	202,285	100	48,825	78,401	78,358	126,524
GS5	119,879	578	141,902	58,284	115,211	62,982
JP1	625,004	474	194,941	315,983	246,181	321,619
JP2	118,543	100	105,655	57,728	184,396	63,482
JP3	57,635	100	80,203	39,434	73,916	18,564
LA1	982,146	1,763	268,994	389,191	676,017	607,156
CAS	500,296	2,367	209,319	251,500	491,508	255,332
EGS	804,467	3,662	699,417	455,194	794,145	370,763
HYS	554,000	729	159,538	199,927	661,073	365,635
UTS	552,461	821	395,763	237,960	632,921	334,919
GSS	807,566	1,027	177,842	236,734	326,815	591,096
TRS (a)	211,045	-	190,114	145,867	319,325	76,462
MIT (a)	629,184	-	438,091	274,552	670,537	361,529
NWD (a)	99,212	-	285,208	31,539	311,865	67,961
MIS (a)	554,180	-	637,658	314,530	904,961	250,304
OP1	388,617	1,517	137,068	196,083	937,955	198,204
OP2	108,852	150	110,320	95,779	205,341	17,112
OP3	88,598	100	45,717	36,287	368,233	54,017
OP4	196,817	100	34,992	120,357	55,964	78,975
SCA1	699,550	200	783,675	516,555	156,923	220,638
SCA2	768,145	1,806	267,755	212,361	621,718	603,561
SCA3	131,848	705	45,643	40,953	208,058	98,307
SCA4 (b)	96,820	-	90,923	14,166	159,588	84,139
SCA5 (b)	217,115	-	172,265	17,823	483,900	202,111
SCA6 (b)	43,869	-	34,739	3,004	70,707	41,050
SCA7 (c)	-	-	24,270	-	23,298	-
SCA8 (c)	-	-	3,935	-	58,676	-
CS1	67,177	100	71,296	24,172	816	44,318
CS2	29,939	100	14,645	17,409	47,671	12,438
CS3	22,526	100	8,200	5,483	11,245	17,472
CS4	79,878	100	51,645	41,639	37,441	39,443
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2000	1999	2000	1999
FUTURITY II CONTRACTS
AIM1	(31,976)	(4,955)	1,012,264	299,649
AIM2	(81,829)	(24,533)	2,364,773	997,502
AIM3	(129,827)	(17,938)	2,523,813	1,213,444
AIM4	(95,653)	(26,694)	2,182,559	659,564
AL1	(187,819)	(21,446)	3,285,605	1,620,151
AL2	(70,919)	(17,839)	1,689,012	755,933
AL3	(30,960)	(5,898)	609,369	221,946
GS1	(53,851)	(12,429)	1,103,943	610,853
GS2	(5,113)	(1,555)	196,193	71,821
GS3	(42,740)	(27,737)	948,020	714,634
GS4	(16,958)	(2,740)	312,510	202,285
GS5	(13,724)	(1,965)	363,268	119,879
JP1	(42,424)	(13,072)	1,023,702	625,004
JP2	(38,712)	(2,767)	369,882	118,543
JP3	(7,416)	(463)	204,338	57,635
LA1	(118,859)	(15,964)	1,808,298	982,146
CAS	(45,319)	(8,903)	1,155,804	500,296
EGS	(110,737)	(25,152)	2,187,292	804,467
HYS	(59,441)	(12,291)	1,315,170	554,000
UTS	(56,838)	(21,239)	1,524,307	552,461
GSS	(84,953)	(21,291)	1,227,270	807,566
TRS (a)	(24,991)	(11,284)	695,493	211,045
MIT (a)	(61,878)	(6,897)	1,675,934	629,184
NWD (a)	(24,877)	(288)	671,408	99,212
MIS (a)	(101,249)	(10,654)	1,995,550	554,180
OP1	(74,605)	(7,187)	1,389,035	388,617
OP2	(26,069)	(4,189)	398,444	108,852
OP3	(24,658)	(1,806)	477,890	88,598
OP4	(12,398)	(2,615)	275,375	196,817
SCA1	(280,157)	(37,843)	1,359,991	699,550
SCA2	(105,094)	(49,583)	1,552,524	768,145
SCA3	(13,047)	(8,117)	372,502	131,848
SCA4 (b)	(8,064)	(1,485)	339,267	96,820
SCA5 (b)	(32,750)	(2,819)	840,530	217,115
SCA6 (b)	(9,502)	(185)	139,813	43,869
SCA7 (c)	(1,318)	-	46,250	-
SCA8 (c)	(1,105)	-	61,506	-
CS1	(6,186)	(1,413)	133,103	67,177
CS2	(2,790)	(8)	89,465	29,939
CS3	(993)	(529)	40,978	22,526
CS4	(8,886)	(1,304)	160,078	79,878

(a) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

(b) For the period September 13, 1999 (commencement of operations) through December 31, 1999.

(c) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

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FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
Units Outstanding Beginning of Year			Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
Year Ended December 31,		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
2000		1999	2000	1999	2000	1999
FUTURITY FOCUS CONTRACTS:
AIM1 (a)	13,617	-	52,911	13,472	4,571	181
AIM2 (a)	35,873	-	82,605	34,933	2,360	1,199
AIM3 (a)	54,107	-	79,759	60,253	(185)	2,227
AIM4 (a)	25,337	-	73,760	26,210	19,048	(398)
AL1 (a)	38,842	-	79,097	44,079	9,553	2,632
AL2 (a)	32,436	-	59,128	34,264	13,157	(404)
AL3 (a)	9,175	-	35,221	9,602	6,745	(382)
GS1 (a)	4,085	-	13,751	4,016	2,541	76
GS2 (a)	1,112	-	9,495	1,112	(61)	-
GS3 (a)	20,598	-	14,187	20,053	4,676	950
GS4 (a)	29,257	-	3,328	29,333	2,024	-
GS5 (a)	8,621	-	37,306	7,451	4,252	1,193
JP1 (a)	18,690	-	15,946	24,288	(7,984)	676
JP2 (a)	12,234	-	30,817	12,279	22,246	29
JP3 (a)	2,709	-	8,171	2,178	1,026	541
LA1 (b)	40,278	-	67,338	38,221	(3,216)	3,486
CAS (a)	23,051	-	29,001	21,046	9,715	2,087
EGS (a)	41,308	-	61,070	46,092	5,001	1,755
HYS (a)	21,929	-	42,591	25,654	15,512	1,092
UTS (a)	20,685	-	49,434	21,976	6,480	121
GSS (a)	42,930	-	25,921	48,404	(17,094)	(5,086)
TRS (b)	8,841	-	32,274	8,393	8,050	489
MIT (b)	74,478	-	42,780	74,974	7,003	1,759
NWD (b)	7,128	-	27,889	7,662	1,739	(525)
MIS (b)	29,925	-	72,653	34,173	14,638	1,363
OP1 (a)	7,388	-	40,802	10,772	13,715	(3,121)
OP2 (a)	6,976	-	16,914	10,112	(2,572)	(2,840)
OP3 (a)	3,882	-	5,715	3,882	5,445	-
OP4 (a)	5,669	-	4,504	4,578	324	1,122
SCA1 (a)	41,528	-	226,012	252,106	(126,759)	9,073
SCA2 (a)	34,584	-	120,843	34,864	(11,131)	796
SCA3 (a)	2,642	-	6,272	2,727	4,646	289
SCA4 (c)	1,940	-	8,968	319	1,384	1,839
SCA5 (c)	2,350	-	33,825	100	7,478	2,630
SCA6 (c)	1,253	-	3,214	578	4,192	675
SCA7 (d)	-	-	100	-	919	-
SCA8 (d)	-	-	100	-	1,214	-
CS1 (a)	1,472	-	-	989	852	483
CS2 (a)	861	-	1,426	100	19,798	761
CS3 (a)	100	-	596	100	593	-
CS4 (a)	194	-	3,507	123	135	71

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2000	1999	2000	1999
FUTURITY FOCUS CONTRACTS:
AIM1 (a)	(5,463)	(36)	65,636	13,617
AIM2 (a)	(10,900)	(259)	109,938	35,873
AIM3 (a)	(6,080)	(8,373)	127,601	54,107
AIM4 (a)	(10,817)	(475)	107,328	25,337
AL1 (a)	(7,345)	(7,869)	120,147	38,842
AL2 (a)	(4,664)	(1,424)	100,057	32,436
AL3 (a)	(1,838)	(45)	49,303	9,175
GS1 (a)	(1,023)	(7)	19,354	4,085
GS2 (a)	(337)	-	10,209	1,112
GS3 (a)	(2,818)	(405)	36,643	20,598
GS4 (a)	(1,091)	(76)	33,518	29,257
GS5 (a)	(2,859)	(23)	47,320	8,621
JP1 (a)	(2,672)	(6,274)	23,980	18,690
JP2 (a)	(20,390)	(74)	44,907	12,234
JP3 (a)	(1,919)	(10)	9,987	2,709
LA1 (b)	(5,291)	(1,429)	99,109	40,278
CAS (a)	(4,046)	(82)	57,721	23,051
EGS (a)	(6,672)	(6,539)	100,707	41,308
HYS (a)	(3,263)	(4,817)	76,769	21,929
UTS (a)	(3,609)	(1,412)	72,990	20,685
GSS (a)	(2,702)	(388)	49,055	42,930
TRS (b)	(426)	(41)	48,739	8,841
MIT (b)	(4,484)	(2,255)	119,777	74,478
NWD (b)	(1,613)	(9)	35,143	7,128
MIS (b)	(2,868)	(5,611)	114,348	29,925
OP1 (a)	(7,303)	(263)	54,602	7,388
OP2 (a)	(732)	(296)	20,586	6,976
OP3 (a)	(741)	-	14,301	3,882
OP4 (a)	(2,763)	(31)	7,734	5,669
SCA1 (a)	(22,354)	(219,651)	118,427	41,528
SCA2 (a)	(25,006)	(1,076)	119,290	34,584
SCA3 (a)	(3,396)	(374)	10,164	2,642
SCA4 (c)	(2,221)	(218)	10,071	1,940
SCA5 (c)	(1,800)	(380)	41,853	2,350
SCA6 (c)	(1,920)	-	6,739	1,253
SCA7 (d)	(100)	-	919	-
SCA8 (d)	(100)	-	1,214	-
CS1 (a)	(152)	-	2,172	1,472
CS2 (a)	(17,277)	-	4,808	861
CS3 (a)	(259)	-	1,030	100
CS4 (a)	(172)	-	3,664	194

(a) For the period May 15, 1999 (commencement of operations) through December 31, 1999.

(b) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

(c) For the period September 13, 1999 (commencement of operations) through December 31, 1999.

(d) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
Units Outstanding Beginning of Year			Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
Year Ended December 31,		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
2000		1999	2000	1999	2000	1999
FUTURITY ACCOLADE CONTRACTS:
AIM1 - Lvl 1 (a)	27,793	-	384,905	28,060	(41,629)	(36)
AIM1 - Lvl 2 (b)	-	-	370,328	-	194,121	-
AIM1 - Lvl 3 (b)	-	-	447,558	-	3,892	-
AIM1 - Lvl 4 (b)	-	-	52,208	-	52,272	-
AIM2 - Lvl 1 (a)	71,866	-	498,034	71,949	(182,933)	184
AIM2 - Lvl 2 (b)	-	-	382,186	-	208,132	-
AIM2 - Lvl 3 (b)	-	-	460,124	-	3,685	-
AIM2 - Lvl 4 (b)	-	-	132,342	-	6,212	-
AIM3 - Lvl 1 (a)	41,234	-	461,456	41,491	(163,898)	64
AIM3 - Lvl 2 (b)	-	-	177,373	-	262,332	-
AIM3 - Lvl 3 (b)	-	-	316,038	-	23,698	-
AIM3 - Lvl 4 (b)	-	-	138,295	-	3,956	-
AIM4 - Lvl 1 (a)	40,021	-	687,396	40,241	(184,631)	(216)
AIM4 - Lvl 2 (b)	-	-	425,530	-	230,625	-
AIM4 - Lvl 3 (b)	-	-	433,543	-	25,592	-
AIM4 - Lvl 4 (b)	-	-	75,964	-	5,011	-
AL1 - Lvl 1 (a)	77,992	-	616,352	78,117	(155,985)	248
AL1 - Lvl 2 (b)	-	-	404,623	-	347,868	-
AL1 - Lvl 3 (b)	-	-	291,051	-	47,170	-
AL1 - Lvl 4 (b)	-	-	169,010	-	5,533	-
AL2 - Lvl 1 (a)	25,358	-	320,967	25,632	(20,799)	82
AL2 - Lvl 2 (b)	-	-	208,371	-	127,872	-
AL2 - Lvl 3 (b)	-	-	278,686	-	17,972	-
AL2 - Lvl 4 (b)	-	-	27,130	-	8,366	-
AL3 - Lvl 1 (a)	12,969	-	213,864	12,969	(80,683)	7
AL3 - Lvl 2 (b)	-	-	183,429	-	124,559	-
AL3 - Lvl 3 (b)	-	-	89,777	-	17,026	-
AL3 - Lvl 4 (b)	-	-	26,419	-	4,723	-
GS1 - Lvl 1 (a)	17,289	-	193,553	17,566	(58,585)	(22)
GS1 - Lvl 2 (b)	-	-	148,660	-	80,821	-
GS1 - Lvl 3 (b)	-	-	165,022	-	8,952	-
GS1 - Lvl 4 (b)	-	-	11,093	-	52,709	-
GS2 - Lvl 1 (a)	1,775	-	39,050	1,535	(8,288)	244
GS2 - Lvl 2 (b)	-	-	24,322	-	19,929	-
GS2 - Lvl 3 (b)	-	-	21,574	-	1,558	-
GS2 - Lvl 4 (b)	-	-	4,276	-	1,673	-
GS3 - Lvl 1 (a)	23,427	-	158,688	23,176	(74,744)	253
GS3 - Lvl 2 (b)	-	-	61,628	-	80,676	-
GS3 - Lvl 3 (b)	-	-	35,238	-	1,146	-
GS3 - Lvl 4 (b)	-	-	5,318	-	2,541	-
GS4 - Lvl 1 (a)	5,354	-	63,907	5,354	5,242	-
GS4 - Lvl 2 (b)	-	-	25,748	-	17,777	-
GS4 - Lvl 3 (b)	-	-	18,983	-	316	-
GS4 - Lvl 4 (b)	-	-	737	-	1,623	-
GS5 - Lvl 1 (a)	6,582	-	153,971	6,485	(27,589)	236
GS5 - Lvl 2 (b)	-	-	82,089	-	48,390	-
GS5 - Lvl 3 (b)	-	-	70,078	-	54	-
GS5 - Lvl 4 (b)	-	-	14,422	-	634	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS:
AIM1 - Lvl 1 (a)	(6,805)	(231)	364,264	27,793
AIM1 - Lvl 2 (b)	(14,439)	-	550,010	-
AIM1 - Lvl 3 (b)	(8,825)	-	442,625	-
AIM1 - Lvl 4 (b)	(298)	-	104,182	-
AIM2 - Lvl 1 (a)	(12,789)	(267)	374,178	71,866
AIM2 - Lvl 2 (b)	(8,810)	-	581,508	-
AIM2 - Lvl 3 (b)	(7,812)	-	455,997	-
AIM2 - Lvl 4 (b)	(7,130)	-	131,424	-
AIM3 - Lvl 1 (a)	(8,827)	(321)	329,965	41,234
AIM3 - Lvl 2 (b)	(10,946)	-	428,759	-
AIM3 - Lvl 3 (b)	(7,478)	-	332,258	-
AIM3 - Lvl 4 (b)	(7,322)	-	134,929	-
AIM4 - Lvl 1 (a)	(25,395)	(4)	517,391	40,021
AIM4 - Lvl 2 (b)	(20,084)	-	636,071	-
AIM4 - Lvl 3 (b)	(2,439)	-	456,696	-
AIM4 - Lvl 4 (b)	(487)	-	80,488	-
AL1 - Lvl 1 (a)	(9,235)	(373)	529,124	77,992
AL1 - Lvl 2 (b)	(17,976)	-	734,515	-
AL1 - Lvl 3 (b)	(5,783)	-	332,438	-
AL1 - Lvl 4 (b)	(1,643)	-	172,900	-
AL2 - Lvl 1 (a)	(12,772)	(356)	312,754	25,358
AL2 - Lvl 2 (b)	(8,930)	-	327,313	-
AL2 - Lvl 3 (b)	(2,732)	-	293,926	-
AL2 - Lvl 4 (b)	(201)	-	35,295	-
AL3 - Lvl 1 (a)	(6,669)	(7)	139,481	12,969
AL3 - Lvl 2 (b)	(5,977)	-	302,011	-
AL3 - Lvl 3 (b)	(1,969)	-	104,834	-
AL3 - Lvl 4 (b)	(302)	-	30,840	-
GS1 - Lvl 1 (a)	(2,780)	(255)	149,477	17,289
GS1 - Lvl 2 (b)	(3,217)	-	226,264	-
GS1 - Lvl 3 (b)	(2,787)	-	171,187	-
GS1 - Lvl 4 (b)	(255)	-	63,547	-
GS2 - Lvl 1 (a)	(2,361)	(4)	30,176	1,775
GS2 - Lvl 2 (b)	(733)	-	43,518	-
GS2 - Lvl 3 (b)	(15)	-	23,117	-
GS2 - Lvl 4 (b)	-	-	5,949	-
GS3 - Lvl 1 (a)	(6,382)	(2)	100,989	23,427
GS3 - Lvl 2 (b)	(1,861)	-	140,443	-
GS3 - Lvl 3 (b)	(267)	-	36,117	-
GS3 - Lvl 4 (b)	-	-	7,859	-
GS4 - Lvl 1 (a)	(1,049)	-	73,454	5,354
GS4 - Lvl 2 (b)	(961)	-	42,564	-
GS4 - Lvl 3 (b)	(60)	-	19,239	-
GS4 - Lvl 4 (b)	-	-	2,360	-
GS5 - Lvl 1 (a)	(2,450)	(139)	130,514	6,582
GS5 - Lvl 2 (b)	(1,335)	-	129,144	-
GS5 - Lvl 3 (b)	(467)	-	69,665	-
GS5 - Lvl 4 (b)	(54)	-	15,002	-

(a) For the period October 15, 1999 (commencement of operations) through December 31, 1999.

(b) For the period April 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS- continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS - CONTINUED:
JP1 - Lvl 1 (a)	6,455	-	122,654	6,364	(44,441)	91
JP1 - Lvl 2 (b)	-	-	45,596	-	63,599	-
JP1 - Lvl 3 (b)	-	-	20,600	-	5,028	-
JP1 - Lvl 4 (b)	-	-	33,821	-	55,786	-
JP2 - Lvl 1 (a)	10,730	-	115,636	10,762	(48,808)	(25)
JP2 - Lvl 2 (b)	-	-	54,796	-	55,339	-
JP2 - Lvl 3 (b)	-	-	54,589	-	2,947	-
JP2 - Lvl 4 (b)	-	-	3,432	-	2,974	-
JP3 - Lvl 1 (a)	5,598	-	91,043	228	(32,205)	5,370
JP3 - Lvl 2 (b)	-	-	69,594	-	15,587	-
JP3 - Lvl 3 (b)	-	-	21,960	-	2,062	-
JP3 - Lvl 4 (b)	-	-	3,388	-	462	-
LA1 - Lvl 1 (a)	55,559	-	305,748	55,648	(107,560)	333
LA1 - Lvl 2 (b)	-	-	152,102	-	135,337	-
LA1 - Lvl 3 (b)	-	-	169,888	-	54,674	-
LA1 - Lvl 4 (b)	-	-	54,625	-	(1,393)	-
CAS - Lvl 1 (a)	4,427	-	230,290	4,427	6,298	-
CAS - Lvl 2 (b)	-	-	138,395	-	64,670	-
CAS - Lvl 3 (b)	-	-	166,218	-	6,385	-
CAS - Lvl 4 (b)	-	-	106,422	-	367	-
EGS - Lvl 1 (a)	58,261	-	580,856	54,055	(104,531)	4,868
EGS - Lvl 2 (b)	-	-	605,300	-	194,132	-
EGS - Lvl 3 (b)	-	-	309,716	-	19,143	-
EGS - Lvl 4 (b)	-	-	100,057	-	1,975	-
HYS - Lvl 1 (a)	44,229	-	252,559	44,529	(22,666)	279
HYS - Lvl 2 (b)	-	-	241,958	-	45,044	-
HYS - Lvl 3 (b)	-	-	79,320	-	48,290	-
HYS - Lvl 4 (b)	-	-	16,658	-	4,084	-
UTS - Lvl 1 (a)	49,859	-	295,382	49,738	(33,921)	573
UTS - Lvl 2 (b)	-	-	234,454	-	168,281	-
UTS - Lvl 3 (b)	-	-	182,839	-	8,462	-
UTS - Lvl 4 (b)	-	-	98,944	-	300	-
GSS - Lvl 1 (a)	11,012	-	166,085	10,569	(2,153)	448
GSS - Lvl 2 (b)	-	-	142,834	-	(3,346)	-
GSS - Lvl 3 (b)	-	-	77,655	-	(9,690)	-
GSS - Lvl 4 (b)	-	-	15,993	-	7,757	-
TRS - Lvl 1 (a)	42,271	-	202,930	42,576	(41,654)	259
TRS - Lvl 2 (b)	-	-	124,774	-	49,685	-
TRS - Lvl 3 (b)	-	-	44,887	-	22,237	-
TRS - Lvl 4 (b)	-	-	3,383	-	-	-
MIT - Lvl 1 (a)	48,386	-	349,038	48,217	(146,064)	174
MIT - Lvl 2 (b)	-	-	169,697	-	188,478	-
MIT - Lvl 3 (b)	-	-	184,679	-	39,184	-
MIT - Lvl 4 (b)	-	-	25,345	-	3,215	-
NWD - Lvl 1 (a)	18,482	-	205,952	18,756	(3,907)	(74)
NWD - Lvl 2 (b)	-	-	149,393	-	133,704	-
NWD - Lvl 3 (b)	-	-	123,306	-	18,193	-
NWD - Lvl 4 (b)	-	-	26,348	-	2,915	-
	Units Withdrawn, Surrendered, and Annuitized	Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS:
JP1 - Lvl 1 (a)	(849)	-	83,819	6,455
JP1 - Lvl 2 (b)	(2,509)	-	106,686	-
JP1 - Lvl 3 (b)	(80)	-	25,548	-
JP1 - Lvl 4 (b)	(637)	-	88,970	-
JP2 - Lvl 1 (a)	(1,480)	(7)	76,078	10,730
JP2 - Lvl 2 (b)	(1,707)	-	108,428	-
JP2 - Lvl 3 (b)	(728)	-	56,808	-
JP2 - Lvl 4 (b)	(80)	-	6,326	-
JP3 - Lvl 1 (a)	(7,430)	-	57,006	5,598
JP3 - Lvl 2 (b)	(446)	-	84,735	-
JP3 - Lvl 3 (b)	-	-	24,022	-
JP3 - Lvl 4 (b)	(27)	-	3,823	-
LA1 - Lvl 1 (a)	(8,487)	(422)	245,260	55,559
LA1 - Lvl 2 (b)	(3,199)	-	284,240	-
LA1 - Lvl 3 (b)	(1,678)	-	222,884	-
LA1 - Lvl 4 (b)	(635)	-	52,597	-
CAS - Lvl 1 (a)	(2,419)	-	238,596	4,427
CAS - Lvl 2 (b)	(9,051)	-	194,014	-
CAS - Lvl 3 (b)	(2,917)	-	169,686	-
CAS - Lvl 4 (b)	(6,491)	-	100,298	-
EGS - Lvl 1 (a)	(11,598)	(662)	522,988	58,261
EGS - Lvl 2 (b)	(27,979)	-	771,453	-
EGS - Lvl 3 (b)	(3,023)	-	325,836	-
EGS - Lvl 4 (b)	(525)	-	101,507	-
HYS - Lvl 1 (a)	(8,893)	(579)	265,229	44,229
HYS - Lvl 2 (b)	(2,485)	-	284,517	-
HYS - Lvl 3 (b)	(427)	-	127,183	-
HYS - Lvl 4 (b)	(113)	-	20,629	-
UTS - Lvl 1 (a)	(10,101)	(452)	301,219	49,859
UTS - Lvl 2 (b)	(10,080)	-	392,655	-
UTS - Lvl 3 (b)	(1,068)	-	190,233	-
UTS - Lvl 4 (b)	(6,537)	-	92,707	-
GSS - Lvl 1 (a)	(14,389)	(5)	160,555	11,012
GSS - Lvl 2 (b)	(5,266)	-	134,222	-
GSS - Lvl 3 (b)	(636)	-	67,329	-
GSS - Lvl 4 (b)	(3)	-	23,747	-
TRS - Lvl 1 (a)	(9,067)	(564)	194,480	42,271
TRS - Lvl 2 (b)	(1,847)	-	172,612	-
TRS - Lvl 3 (b)	(1,162)	-	65,962	-
TRS - Lvl 4 (b)	-	-	3,383	-
MIT - Lvl 1 (a)	(5,631)	(5)	245,729	48,386
MIT - Lvl 2 (b)	(7,476)	-	350,699	-
MIT - Lvl 3 (b)	(6,707)	-	217,156	-
MIT - Lvl 4 (b)	(339)	-	28,221	-
NWD - Lvl 1 (a)	(8,445)	(200)	212,082	18,482
NWD - Lvl 2 (b)	(2,346)	-	280,751	-
NWD - Lvl 3 (b)	(694)	-	140,805	-
NWD - Lvl 4 (b)	(136)	-	29,127	-

(a) For the period October 15, 1999 (commencement of operations) through December 31, 1999.

(b) For the period April 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS- continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
Units Outstanding Beginning of Year			Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
Year Ended December 31, 2000		Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS - CONTINUED:
MIS - Lvl 1 (a)	55,773	-	413,749	55,995	(93,809)	35
MIS - Lvl 2 (b)	-	-	322,027	-	250,763	-
MIS - Lvl 3 (b)	-	-	347,555	-	5,446	-
MIS - Lvl 4 (b)	-	-	43,711	-	8,950	-
OP1 - Lvl 1 (a)	102	-	81,175	102	(42,385)	-
OP1 - Lvl 2 (b)	-	-	34,362	-	(24,335)	-
OP1 - Lvl 3 (b)	-	-	46,662	-	(26,275)	-
OP1 - Lvl 4 (b)	-	-	7,314	-	577	-
OP2 - Lvl 1 (a)	19,070	-	109,979	19,553	(32,483)	(99)
OP2 - Lvl 2 (b)	-	-	67,316	-	34,041	-
OP2 - Lvl 3 (b)	-	-	45,014	-	9,676	-
OP2 - Lvl 4 (b)	-	-	2,685	-	3,617	-
OP3 - Lvl 1 (a)	102	-	8,848	102	979	-
OP3 - Lvl 2 (b)	-	-	26,626	-	405	-
OP3 - Lvl 3 (b)	-	-	2,342	-	(334)	-
OP3 - Lvl 4 (b)	-	-	5,736	-	1,518	-
OP4 - Lvl 1 (a)	25,785	-	6,604	25,960	(5,242)	158
OP4 - Lvl 2 (b)	-	-	8,190	-	5,616	-
OP4 - Lvl 3 (b)	-	-	2,510	-	-	-
SCA1 - Lvl 1 (a)	366,623	-	1,884,546	380,262	(1,389,897)	(13,639)
SCA1 - Lvl 2 (b)	-	-	582,961	-	(35,608)	-
SCA1 - Lvl 3 (b)	-	-	462,823	-	(80,601)	-
SCA1 - Lvl 4 (b)	-	-	36,390	-	(33,178)	-
SCA2 - Lvl 1 (a)	11,553	-	336,348	11,119	(65,866)	434
SCA2 - Lvl 2 (b)	-	-	162,031	-	104,484	-
SCA2 - Lvl 3 (b)	-	-	202,687	-	26,196	-
SCA2 - Lvl 4 (b)	-	-	47,938	-	(3,798)	-
SCA3 - Lvl 1 (a)	2,281	-	77,499	2,115	27,885	166
SCA3 - Lvl 2 (b)	-	-	33,412	-	16,405	-
SCA3 - Lvl 3 (b)	-	-	151,124	-	(3,380)	-
SCA3 - Lvl 4 (b)	-	-	5,264	-	4,057	-
SCA4 - Lvl 1 (a)	9,027	-	100,921	9,040	1,749	(13)
SCA4 - Lvl 2 (b)	-	-	66,927	-	75,614	-
SCA4 - Lvl 3 (b)	-	-	96,626	-	25,755	-
SCA4 - Lvl 4 (b)	-	-	18,870	-	48,551	-
SCA5 - Lvl 1 (a)	17,878	-	225,066	17,605	15,443	277
SCA5 - Lvl 2 (b)	-	-	173,246	-	117,103	-
SCA5 - Lvl 3 (b)	-	-	162,796	-	24,185	-
SCA5 - Lvl 4 (b)	-	-	34,228	-	12,463	-
SCA6 - Lvl 1 (a)	394	-	10,717	410	(6,699)	(16)
SCA6 - Lvl 2 (b)	-	-	23,062	-	7,741	-
SCA6 - Lvl 3 (b)	-	-	24,998	-	(485)	-
SCA6 - Lvl 4 (b)	-	-	-	-	207	-
SCA7 - Lvl 1 (c)	-	-	62,467	-	69,244	-
SCA7 - Lvl 2 (c)	-	-	49,885	-	76,279	-
SCA7 - Lvl 3 (c)	-	-	134,176	-	29,644	-
SCA7 - Lvl 4 (c)	-	-	18,209	-	1,423	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS:
MIS - Lvl 1 (a)	(4,811)	(257)	370,902	55,773
MIS - Lvl 2 (b)	(5,506)	-	567,284	-
MIS - Lvl 3 (b)	(11,325)	-	341,676	-
MIS - Lvl 4 (b)	(471)	-	52,190	-
OP1 - Lvl 1 (a)	(11,484)	-	27,408	102
OP1 - Lvl 2 (b)	(3,039)	-	6,988	-
OP1 - Lvl 3 (b)	(366)	-	20,021	-
OP1 - Lvl 4 (b)	-	-	7,891	-
OP2 - Lvl 1 (a)	(2,251)	(384)	94,315	19,070
OP2 - Lvl 2 (b)	(565)	-	100,792	-
OP2 - Lvl 3 (b)	(94)	-	54,596	-
OP2 - Lvl 4 (b)	(84)	-	6,218	-
OP3 - Lvl 1 (a)	(146)	-	9,783	102
OP3 - Lvl 2 (b)	(22)	-	27,009	-
OP3 - Lvl 3 (b)	-	-	2,008	-
OP3 - Lvl 4 (b)	(75)	-	7,179	-
OP4 - Lvl 1 (a)	(1,583)	(333)	25,564	25,785
OP4 - Lvl 2 (b)	-	-	13,806	-
OP4 - Lvl 3 (b)	-	-	2,510	-
SCA1 - Lvl 1 (a)	(59,734)	-	801,538	366,623
SCA1 - Lvl 2 (b)	(13,889)	-	533,464	-
SCA1 - Lvl 3 (b)	(9,199)	-	373,023	-
SCA1 - Lvl 4 (b)	(3,212)	-	-	-
SCA2 - Lvl 1 (a)	(13,535)	-	268,500	11,553
SCA2 - Lvl 2 (b)	(13,153)	-	253,362	-
SCA2 - Lvl 3 (b)	(3,281)	-	225,602	-
SCA2 - Lvl 4 (b)	(598)	-	43,542	-
SCA3 - Lvl 1 (a)	(4,351)	-	103,314	2,281
SCA3 - Lvl 2 (b)	(4,150)	-	45,667	-
SCA3 - Lvl 3 (b)	(144)	-	147,600	-
SCA3 - Lvl 4 (b)	(11)	-	9,310	-
SCA4 - Lvl 1 (a)	(1,226)	-	110,471	9,027
SCA4 - Lvl 2 (b)	(3,299)	-	139,242	-
SCA4 - Lvl 3 (b)	(735)	-	121,646	-
SCA4 - Lvl 4 (b)	(198)	-	67,223	-
SCA5 - Lvl 1 (a)	(14,468)	(4)	243,919	17,878
SCA5 - Lvl 2 (b)	(3,015)	-	287,334	-
SCA5 - Lvl 3 (b)	(768)	-	186,213	-
SCA5 - Lvl 4 (b)	(251)	-	46,440	-
SCA6 - Lvl 1 (a)	(253)	-	4,159	394
SCA6 - Lvl 2 (b)	(128)	-	30,675	-
SCA6 - Lvl 3 (b)	(200)	-	24,313	-
SCA6 - Lvl 4 (b)	-	-	207	-
SCA7 - Lvl 1 (c)	(989)	-	130,722	-
SCA7 - Lvl 2 (c)	(1,999)	-	124,165	-
SCA7 - Lvl 3 (c)	(584)	-	163,236	-
SCA7 - Lvl 4 (c)	(6)	-	19,626	-

(a) For the period October 15, 1999 (commencement of operations) through December 31, 1999.

(b) For the period April 17, 2000 (commencement of operations) through December 31, 2000.

(c) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
Units Outstanding Beginning of Year			Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
Year Ended December 31, 2000		Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS - CONTINUED:
SCA8 - Lvl 1 (c)	-	-	122	-	12,228	-
SCA8 - Lvl 2 (c)	-	-	2,422	-	18,958	-
SCA8 - Lvl 3 (c)	-	-	11,621	-	445	-
SCA8 - Lvl 4 (c)	-	-	23,603	-	-	-
SCA9 - Lvl 1 (c)	-	-	828	-	-	-
SCA9 - Lvl 2 (c)	-	-	2,234	-	(221)	-
SCA9 - Lvl 3 (c)	-	-	1,994	-	635	-
SCA9 - Lvl 4 (c)	-	-	-	-	3,293	-
SCA - Lvl 1 (c)	-	-	67,792	-	70,821	-
SCA - Lvl 2 (c)	-	-	33,056	-	54,559	-
SCA - Lvl 3 (c)	-	-	42,738	-	17,177	-
SCA - Lvl 4 (c)	-	-	15,043	-	3,398	-
SCB - Lvl 1 (c)	-	-	19,504	-	77,332	-
SCB - Lvl 2 (c)	-	-	11,025	-	22,818	-
SCB - Lvl 3 (c)	-	-	25,839	-	8,904	-
SCB - Lvl 4 (c)	-	-	6,428	-	2,854	-
SCC - Lvl 1 (c)	-	-	100	-	-	-
SCC - Lvl 2 (c)	-	-	747	-	-	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY ACCOLADE CONTRACTS:
SCA8 - Lvl 1 (c)	(136)	-	12,214	-
SCA8 - Lvl 2 (c)	(956)	-	20,424	-
SCA8 - Lvl 3 (c)	(113)	-	11,953	-
SCA8 - Lvl 4 (c)	-	-	23,603	-
SCA9 - Lvl 1 (c)	(100)	-	728	-
SCA9 - Lvl 2 (c)	-	-	2,013	-
SCA9 - Lvl 3 (c)	-	-	2,629	-
SCA9 - Lvl 4 (c)	-	-	3,293	-
SCA - Lvl 1 (c)	(1,055)	-	137,558	-
SCA - Lvl 2 (c)	(221)	-	87,394	-
SCA - Lvl 3 (c)	(223)	-	59,692	-
SCA - Lvl 4 (c)	(34)	-	18,407	-
SCB - Lvl 1 (c)	(493)	-	96,343	-
SCB - Lvl 2 (c)	(104)	-	33,739	-
SCB - Lvl 3 (c)	(143)	-	34,600	-
SCB - Lvl 4 (c)	(10)	-	9,272	-
SCC - Lvl 1 (c)	(100)	-	-	-
SCC - Lvl 2 (c)	-	-	747	-

(c) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS (A):
AIM1 - Lvl 3	-	-	13,231	-	5,995	-
AIM1 - Lvl 4	-	-	20,497	-	-	-
AIM1 - Lvl 5	-	-	48,607	-	1,054	-
AIM1 - Lvl 6	-	-	667	-	-	-
AIM2 - Lvl 3	-	-	19,899	-	4,096	-
AIM2 - Lvl 4	-	-	39,399	-	31	-
AIM2 - Lvl 5	-	-	29,739	-	599	-
AIM2 - Lvl 6	-	-	1,965	-	700	-
AIM3 - Lvl 3	-	-	35,057	-	-	-
AIM3 - Lvl 4	-	-	21,121	-	29	-
AIM3 - Lvl 5	-	-	19,004	-	94	-
AIM3 - Lvl 6	-	-	-	-	623	-
AIM4 - Lvl 3	-	-	36,125	-	(819)	-
AIM4 - Lvl 4	-	-	40,383	-	(707)	-
AIM4 - Lvl 5	-	-	31,119	-	2,019	-
AIM4 - Lvl 6	-	-	327	-	643	-
AL1 - Lvl 3	-	-	5,675	-	(1,373)	-
AL1 - Lvl 4	-	-	7,714	-	-	-
AL1 - Lvl 5	-	-	16,548	-	51	-
AL1 - Lvl 6	-	-	651	-	629	-
AL2 - Lvl 3	-	-	40,416	-	3,445	-
AL2 - Lvl 4	-	-	23,492	-	(220)	-
AL2 - Lvl 5	-	-	12,820	-	(111)	-
AL2 - Lvl 6	-	-	-	-	284	-
AL3 - Lvl 3	-	-	689	-	50	-
AL3 - Lvl 4	-	-	4,184	-	-	-
AL3 - Lvl 5	-	-	5,985	-	-	-
GS1 - Lvl 3	-	-	100	-	1,316	-
GS1 - Lvl 4	-	-	973	-	-	-
GS1 - Lvl 5	-	-	1,587	-	28	-
GS2 - Lvl 3	-	-	1,042	-	-	-
GS2 - Lvl 4	-	-	2,329	-	-	-
GS2 - Lvl 5	-	-	632	-	-	-
GS3 - Lvl 3	-	-	645	-	682	-
GS3 - Lvl 4	-	-	1,690	-	-	-
GS4 - Lvl 3	-	-	5,595	-	-	-
GS4 - Lvl 4	-	-	931	-	-	-
GS5 - Lvl 3	-	-	3,159	-	-	-
GS5 - Lvl 4	-	-	7,162	-	-	-
GS5 - Lvl 5	-	-	6,111	-	-	-
GS5 - Lvl 6	-	-	-	-	299	-
JP1 - Lvl 3	-	-	100	-	-	-
JP1 - Lvl 5	-	-	5,189	-	-	-
JP1 - Lvl 6	-	-	4,985	-	286	-
JP2 - Lvl 3	-	-	4,413	-	(740)	-
JP2 - Lvl 4	-	-	746	-	-	-
Units Withdrawn, Surrendered, and Annuitized			Units Outstanding End of Year
Year Ended December 31, 2000	Year Ended December 31, 1999		Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS:
AIM1 - Lvl 3	(193)	-	19,033	-
AIM1 - Lvl 4	(30)	-	20,467	-
AIM1 - Lvl 5	(200)	-	49,461	-
AIM1 - Lvl 6	(16)	-	651	-
AIM2 - Lvl 3	(313)	-	23,682	-
AIM2 - Lvl 4	(294)	-	39,136	-
AIM2 - Lvl 5	(54)	-	30,284	-
AIM2 - Lvl 6	(18)	-	2,647	-
AIM3 - Lvl 3	(136)	-	34,921	-
AIM3 - Lvl 4	(83)	-	21,067	-
AIM3 - Lvl 5	(52)	-	19,046	-
AIM3 - Lvl 6	-	-	623	-
AIM4 - Lvl 3	(305)	-	35,001	-
AIM4 - Lvl 4	(310)	-	39,366	-
AIM4 - Lvl 5	(83)	-	33,055	-
AIM4 - Lvl 6	(8)	-	962	-
AL1 - Lvl 3	(130)	-	4,172	-
AL1 - Lvl 4	(57)	-	7,657	-
AL1 - Lvl 5	(17)	-	16,582	-
AL1 - Lvl 6	(16)	-	1,264	-
AL2 - Lvl 3	(160)	-	43,701	-
AL2 - Lvl 4	-	-	23,272	-
AL2 - Lvl 5	-	-	12,709	-
AL2 - Lvl 6	-	-	284	-
AL3 - Lvl 3	(100)	-	639	-
AL3 - Lvl 4	-	-	4,184	-
AL3 - Lvl 5	-	-	5,985	-
GS1 - Lvl 3	(100)	-	1,316	-
GS1 - Lvl 4	-	-	973	-
GS1 - Lvl 5	-	-	1,615	-
GS2 - Lvl 3	(100)	-	942	-
GS2 - Lvl 4	(98)	-	2,231	-
GS2 - Lvl 5	-	-	632	-
GS3 - Lvl 3	(100)	-	1,227	-
GS3 - Lvl 4	-	-	1,690	-
GS4 - Lvl 3	(100)	-	5,495	-
GS4 - Lvl 4	-	-	931	-
GS5 - Lvl 3	(100)	-	3,059	-
GS5 - Lvl 4	(55)	-	7,107	-
GS5 - Lvl 5	-	-	6,111	-
GS5 - Lvl 6	-	-	299	-
JP1 - Lvl 3	(100)	-	-	-
JP1 - Lvl 5	-	-	5,189	-
JP1 - Lvl 6	-	-	5,271	-
JP2 - Lvl 3	(100)	-	3,573	-
JP2 - Lvl 4	-	-	746	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS (A) - CONTINUED:
JP3 - Lvl 3	-	-	9,909	-	(709)	-
JP3 - Lvl 5	-	-	520	-	-	-
LA1 - Lvl 3	-	-	1,496	-	-	-
LA1 - Lvl 4	-	-	7,187	-	-	-
LA1 - Lvl 5	-	-	10,263	-	46	-
LA1 - Lvl 6	-	-	658	-	474	-
CAS - Lvl 3	-	-	4,557	-	-	-
CAS - Lvl 4	-	-	8,100	-	(3)	-
CAS - Lvl 5	-	-	31,175	-	275	-
CAS - Lvl 6	-	-	654	-	-	-
EGS - Lvl 3	-	-	12,383	-	434	-
EGS - Lvl 4	-	-	39,135	-	744	-
EGS - Lvl 5	-	-	25,929	-	775	-
EGS - Lvl 6	-	-	334	-	3,597	-
HYS - Lvl 3	-	-	11,243	-	2,393	-
HYS - Lvl 4	-	-	10,260	-	1,151	-
HYS - Lvl 5	-	-	8,247	-	2,496	-
UTS - Lvl 3	-	-	17,215	-	847	-
UTS - Lvl 4	-	-	19,933	-	(299)	-
UTS - Lvl 5	-	-	6,913	-	(143)	-
UTS - Lvl 6	-	-	273	-	3,018	-
GSS - Lvl 3	-	-	9,481	-	161	-
GSS - Lvl 4	-	-	564	-	-	-
GSS - Lvl 5	-	-	-	-	236	-
TRS - Lvl 3	-	-	3,675	-	41	-
TRS - Lvl 4	-	-	5,660	-	(22)	-
TRS - Lvl 5	-	-	3,599	-	46	-
MIT - Lvl 3	-	-	15,566	-	-	-
MIT - Lvl 4	-	-	7,535	-	(18)	-
MIT - Lvl 5	-	-	1,955	-	-	-
MIT - Lvl 6	-	-	804	-	523	-
NWD - Lvl 3	-	-	13,847	-	3,935	-
NWD - Lvl 4	-	-	20,622	-	594	-
NWD - Lvl 5	-	-	15,228	-	1,101	-
NWD - Lvl 6	-	-	320	-	-	-
MIS - Lvl 3	-	-	22,321	-	(103)	-
MIS - Lvl 4	-	-	26,888	-	163	-
MIS - Lvl 5	-	-	23,656	-	-	-
MIS - Lvl 6	-	-	894	-	5,035	-
SCA 1 - Lvl 3	-	-	46,550	-	(31,148)	-
SCA 1 - Lvl 4	-	-	4,762	-	(1,387)	-
SCA 1 - Lvl 5	-	-	27,600	-	(1,068)	-
SCA 1 - Lvl 6	-	-	14,882	-	17,725	-
SCA 2 - Lvl 3	-	-	22,166	-	(949)	-
SCA 2 - Lvl 4	-	-	22,835	-	(1,195)	-
SCA 2 - Lvl 5	-	-	17,562	-	764	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS:
JP3 - Lvl 3	(242)	-	8,958	-
JP3 - Lvl 5	-	-	520	-
LA1 - Lvl 3	(148)	-	1,348	-
LA1 - Lvl 4	-	-	7,187	-
LA1 - Lvl 5	(148)	-	10,161	-
LA1 - Lvl 6	(6)	-	1,126	-
CAS - Lvl 3	(113)	-	4,444	-
CAS - Lvl 4	(85)	-	8,012	-
CAS - Lvl 5	(53)	-	31,397	-
CAS - Lvl 6	(16)	-	638	-
EGS - Lvl 3	(113)	-	12,704	-
EGS - Lvl 4	(163)	-	39,716	-
EGS - Lvl 5	(51)	-	26,653	-
EGS - Lvl 6	(8)	-	3,923	-
HYS - Lvl 3	(100)	-	13,536	-
HYS - Lvl 4	(153)	-	11,258	-
HYS - Lvl 5	(53)	-	10,690	-
UTS - Lvl 3	(257)	-	17,805	-
UTS - Lvl 4	(45)	-	19,589	-
UTS - Lvl 5	-	-	6,770	-
UTS - Lvl 6	(7)	-	3,284	-
GSS - Lvl 3	(100)	-	9,542	-
GSS - Lvl 4	-	-	564	-
GSS - Lvl 5	-	-	236	-
TRS - Lvl 3	(333)	-	3,383	-
TRS - Lvl 4	(6)	-	5,632	-
TRS - Lvl 5	-	-	3,645	-
MIT - Lvl 3	(119)	-	15,447	-
MIT - Lvl 4	-	-	7,517	-
MIT - Lvl 5	-	-	1,955	-
MIT - Lvl 6	(20)	-	1,307	-
NWD - Lvl 3	(184)	-	17,598	-
NWD - Lvl 4	(138)	-	21,078	-
NWD - Lvl 5	(58)	-	16,271	-
NWD - Lvl 6	(8)	-	312	-
MIS - Lvl 3	(619)	-	21,599	-
MIS - Lvl 4	(81)	-	26,970	-
MIS - Lvl 5	(50)	-	23,606	-
MIS - Lvl 6	(22)	-	5,907	-
SCA 1 - Lvl 3	(149)	-	15,253	-
SCA 1 - Lvl 4	(32)	-	3,343	-
SCA 1 - Lvl 5	(10,157)	-	16,375	-
SCA 1 - Lvl 6	-	-	32,607	-
SCA 2 - Lvl 3	(141)	-	21,076	-
SCA 2 - Lvl 4	(196)	-	21,444	-
SCA 2 - Lvl 5	(43)	-	18,283	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS (A) - CONTINUED:
SCA 3 - Lvl 3	-	-	8,689	-	23	-
SCA 3 - Lvl 4	-	-	9,968	-	(290)	-
SCA 3 - Lvl 5	-	-	8,005	-	294	-
SCA4 - Lvl 3	-	-	9,918	-	3	-
SCA4 - Lvl 4	-	-	31,977	-	585	-
SCA4 - Lvl 5	-	-	10,645	-	1,452	-
SCA5 - Lvl 3	-	-	16,538	-	6,022	-
SCA5 - Lvl 4	-	-	37,099	-	3,878	-
SCA5 - Lvl 5	-	-	22,017	-	2,388	-
SCA5 - Lvl 6	-	-	772	-	-	-
SCA6 - Lvl 3	-	-	1,186	-	-	-
SCA6 - Lvl 4	-	-	1,034	-	5	-
SCA6 - Lvl 5	-	-	1,932	-	-	-
SCA7 - Lvl 3	-	-	34,387	-	(258)	-
SCA7 - Lvl 4	-	-	39,992	-	(67)	-
SCA7 - Lvl 5	-	-	23,033	-	955	-
SCA8 - Lvl 3	-	-	3,076	-	(601)	-
SCA8 - Lvl 4	-	-	7,305	-	-	-
SCA8 - Lvl 5	-	-	10,375	-	(472)	-
SCA9 - Lvl 3	-	-	3,943	-	24	-
SCA - Lvl 3	-	-	9,762	-	318	-
SCA - Lvl 4	-	-	9,141	-	(211)	-
SCA - Lvl 5	-	-	20,201	-	788	-
SCB - Lvl 3	-	-	4,096	-	(130)	-
SCB - Lvl 4	-	-	5,283	-	(496)	-
SCB - Lvl 5	-	-	2,917	-	160	-
SCC - Lvl 3	-	-	780	-	-	-
SCC - Lvl 5	-	-	806	-	(77)	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY FOCUS II CONTRACTS:
SCA 3 - Lvl 3	(235)	-	8,477	-
SCA 3 - Lvl 4	(50)	-	9,628	-
SCA 3 - Lvl 5	(11)	-	8,288	-
SCA4 - Lvl 3	(100)	-	9,821	-
SCA4 - Lvl 4	(315)	-	32,247	-
SCA4 - Lvl 5	(26)	-	12,071	-
SCA5 - Lvl 3	(203)	-	22,357	-
SCA5 - Lvl 4	(302)	-	40,675	-
SCA5 - Lvl 5	(30)	-	24,375	-
SCA5 - Lvl 6	(7)	-	765	-
SCA6 - Lvl 3	(137)	-	1,049	-
SCA6 - Lvl 4	-	-	1,039	-
SCA6 - Lvl 5	-	-	1,932	-
SCA7 - Lvl 3	(453)	-	33,676	-
SCA7 - Lvl 4	(321)	-	39,604	-
SCA7 - Lvl 5	(65)	-	23,923	-
SCA8 - Lvl 3	(111)	-	2,364	-
SCA8 - Lvl 4	(27)	-	7,278	-
SCA8 - Lvl 5	(29)	-	9,874	-
SCA9 - Lvl 3	(100)	-	3,867	-
SCA - Lvl 3	(118)	-	9,962	-
SCA - Lvl 4	(56)	-	8,874	-
SCA - Lvl 5	(11)	-	20,978	-
SCB - Lvl 3	(100)	-	3,866	-
SCB - Lvl 4	(47)	-	4,740	-
SCB - Lvl 5	(10)	-	3,067	-
SCC - Lvl 3	(100)	-	680	-
SCC - Lvl 5	-	-	729	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS (A):
AIM1 - Lvl 2	-	-	139,136	-	17,112	-
AIM1 - Lvl 3	-	-	24,807	-	-	-
AIM1 - Lvl 4	-	-	188,367	-	46,063	-
AIM1 - Lvl 5	-	-	257,610	-	76,553	-
AIM1 - Lvl 6	-	-	45,942	-	32,257	-
AIM2 - Lvl 1	-	-	19,850	-	3,421	-
AIM2 - Lvl 2	-	-	132,768	-	18,787	-
AIM2 - Lvl 4	-	-	232,740	-	19,789	-
AIM2 - Lvl 5	-	-	270,204	-	77,160	-
AIM2 - Lvl 6	-	-	70,123	-	10,344	-
AIM3 - Lvl 2	-	-	72,276	-	12,178	-
AIM3 - Lvl 3	-	-	21,359	-	137,272	-
AIM3 - Lvl 4	-	-	274,910	-	33,042	-
AIM3 - Lvl 5	-	-	236,062	-	193,488	-
AIM3 - Lvl 6	-	-	63,783	-	5,877	-
AIM4 - Lvl 1	-	-	9,930	-	5,182	-
AIM4 - Lvl 2	-	-	108,419	-	26,935	-
AIM4 - Lvl 3	-	-	31,548	-	-	-
AIM4 - Lvl 4	-	-	112,504	-	12,122	-
AIM4 - Lvl 5	-	-	238,031	-	55,332	-
AIM4 - Lvl 6	-	-	86,817	-	1,321	-
AL1 - Lvl 2	-	-	100,958	-	30,433	-
AL1 - Lvl 3	-	-	17,275	-	425,093	-
AL1 - Lvl 4	-	-	193,413	-	52,553	-
AL1 - Lvl 5	-	-	293,614	-	554,194	-
AL1 - Lvl 6	-	-	108,607	-	26,368	-
AL2 - Lvl 1	-	-	-	-	2,786	-
AL2 - Lvl 2	-	-	74,151	-	14,349	-
AL2 - Lvl 3	-	-	17,005	-	-	-
AL2 - Lvl 4	-	-	153,425	-	7,316	-
AL2 - Lvl 5	-	-	130,009	-	56,070	-
AL2 - Lvl 6	-	-	50,101	-	11,830	-
AL3 - Lvl 1	-	-	10,642	-	-	-
AL3 - Lvl 2	-	-	21,312	-	13,505	-
AL3 - Lvl 3	-	-	9,377	-	-	-
AL3 - Lvl 4	-	-	27,080	-	11,420	-
AL3 - Lvl 5	-	-	47,449	-	16,357	-
AL3 - Lvl 6	-	-	13,814	-	1,423	-
GS1 - Lvl 1	-	-	19,927	-	-	-
GS1 - Lvl 2	-	-	30,457	-	19,656	-
GS1 - Lvl 4	-	-	52,552	-	15,876	-
GS1 - Lvl 5	-	-	60,330	-	14,854	-
GS1 - Lvl 6	-	-	10,118	-	7,678	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS:
AIM1 - Lvl 2	(418)	-	155,830	-
AIM1 - Lvl 3	-	-	24,807	-
AIM1 - Lvl 4	(540)	-	233,890	-
AIM1 - Lvl 5	(926)	-	333,237	-
AIM1 - Lvl 6	(445)	-	77,754	-
AIM2 - Lvl 1	(19,850)	-	3,421	-
AIM2 - Lvl 2	(874)	-	150,681	-
AIM2 - Lvl 4	(1,346)	-	251,183	-
AIM2 - Lvl 5	(783)	-	346,581	-
AIM2 - Lvl 6	(190)	-	80,277	-
AIM3 - Lvl 2	(358)	-	84,096	-
AIM3 - Lvl 3	-	-	158,631	-
AIM3 - Lvl 4	(1,431)	-	306,521	-
AIM3 - Lvl 5	(1,240)	-	428,310	-
AIM3 - Lvl 6	(134)	-	69,526	-
AIM4 - Lvl 1	(9,930)	-	5,182	-
AIM4 - Lvl 2	(1,121)	-	134,233	-
AIM4 - Lvl 3	-	-	31,548	-
AIM4 - Lvl 4	(1,429)	-	123,197	-
AIM4 - Lvl 5	(817)	-	292,546	-
AIM4 - Lvl 6	(193)	-	87,945	-
AL1 - Lvl 2	(875)	-	130,516	-
AL1 - Lvl 3	-	-	442,368	-
AL1 - Lvl 4	(1,235)	-	244,731	-
AL1 - Lvl 5	(1,917)	-	845,891	-
AL1 - Lvl 6	(581)	-	134,394	-
AL2 - Lvl 1	-	-	2,786	-
AL2 - Lvl 2	(1,521)	-	86,979	-
AL2 - Lvl 3	-	-	17,005	-
AL2 - Lvl 4	(882)	-	159,859	-
AL2 - Lvl 5	(717)	-	185,362	-
AL2 - Lvl 6	(13)	-	61,918	-
AL3 - Lvl 1	(10,642)	-	-	-
AL3 - Lvl 2	(291)	-	34,526	-
AL3 - Lvl 3	-	-	9,377	-
AL3 - Lvl 4	(114)	-	38,386	-
AL3 - Lvl 5	(373)	-	63,433	-
AL3 - Lvl 6	(28)	-	15,209	-
GS1 - Lvl 1	(19,927)	-	-	-
GS1 - Lvl 2	(475)	-	49,638	-
GS1 - Lvl 4	(758)	-	67,670	-
GS1 - Lvl 5	(23)	-	75,161	-
GS1 - Lvl 6	-	-	17,796	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS (A) - CONTINUED:
GS2 - Lvl 1	-	-	9,381	-	-	-
GS2 - Lvl 2	-	-	8,810	-	717	-
GS2 - Lvl 3	-	-	12,386	-	-	-
GS2 - Lvl 4	-	-	3,206	-	742	-
GS2 - Lvl 5	-	-	11,194	-	957	-
GS2 - Lvl 6	-	-	2,160	-	505	-
GS3 - Lvl 1	-	-	18,430	-	-	-
GS3 - Lvl 2	-	-	7,144	-	246	-
GS3 - Lvl 3	-	-	17,483	-	-	-
GS3 - Lvl 4	-	-	20,652	-	5,680	-
GS3 - Lvl 5	-	-	52,298	-	7,737	-
GS3 - Lvl 6	-	-	3,632	-	6,171	-
GS4 - Lvl 2	-	-	3,197	-	310	-
GS4 - Lvl 4	-	-	641	-	734	-
GS4 - Lvl 5	-	-	4,481	-	3,365	-
GS4 - Lvl 6	-	-	621	-	133	-
GS5 - Lvl 1	-	-	9,804	-	-	-
GS5 - Lvl 2	-	-	16,545	-	2,948	-
GS5 - Lvl 3	-	-	31,040	-	-	-
GS5 - Lvl 4	-	-	36,123	-	2,474	-
GS5 - Lvl 5	-	-	17,934	-	13,324	-
GS5 - Lvl 6	-	-	13,789	-	1,636	-
JP1 - Lvl 2	-	-	9,897	-	3,611	-
JP1 - Lvl 3	-	-	15,284	-	-	-
JP1 - Lvl 4	-	-	24,711	-	14,729	-
JP1 - Lvl 5	-	-	47,956	-	5,962	-
JP1 - Lvl 6	-	-	1,084	-	1,336	-
JP2 - Lvl 2	-	-	8,131	-	729	-
JP2 - Lvl 3	-	-	13,244	-	-	-
JP2 - Lvl 4	-	-	20,927	-	4,442	-
JP2 - Lvl 5	-	-	24,659	-	1,782	-
JP2 - Lvl 6	-	-	745	-	928	-
JP3 - Lvl 2	-	-	19,798	-	2,066	-
JP3 - Lvl 3	-	-	13,334	-	-	-
JP3 - Lvl 4	-	-	12,316	-	4,420	-
JP3 - Lvl 5	-	-	16,174	-	4,683	-
JP3 - Lvl 6	-	-	12,650	-	1,309	-
LA1 - Lvl 2	-	-	39,489	-	14,475	-
LA1 - Lvl 3	-	-	23,743	-	-	-
LA1 - Lvl 4	-	-	42,837	-	12,792	-
LA1 - Lvl 5	-	-	100,824	-	24,757	-
LA1 - Lvl 6	-	-	114,195	-	2,828	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS:
GS2 - Lvl 1	(9,381)	-	-	-
GS2 - Lvl 2	(100)	-	9,427	-
GS2 - Lvl 3	-	-	12,386	-
GS2 - Lvl 4	-	-	3,948	-
GS2 - Lvl 5	(132)	-	12,019	-
GS2 - Lvl 6	-	-	2,665	-
GS3 - Lvl 1	(18,430)	-	-	-
GS3 - Lvl 2	(100)	-	7,290	-
GS3 - Lvl 3	-	-	17,483	-
GS3 - Lvl 4	(297)	-	26,035	-
GS3 - Lvl 5	(305)	-	59,730	-
GS3 - Lvl 6	(28)	-	9,775	-
GS4 - Lvl 2	(100)	-	3,407	-
GS4 - Lvl 4	-	-	1,375	-
GS4 - Lvl 5	-	-	7,846	-
GS4 - Lvl 6	-	-	754	-
GS5 - Lvl 1	(9,804)	-	-	-
GS5 - Lvl 2	(166)	-	19,327	-
GS5 - Lvl 3	-	-	31,040	-
GS5 - Lvl 4	(51)	-	38,546	-
GS5 - Lvl 5	-	-	31,258	-
GS5 - Lvl 6	(81)	-	15,344	-
JP1 - Lvl 2	(105)	-	13,403	-
JP1 - Lvl 3	-	-	15,284	-
JP1 - Lvl 4	(242)	-	39,198	-
JP1 - Lvl 5	(277)	-	53,641	-
JP1 - Lvl 6	-	-	2,420	-
JP2 - Lvl 2	(128)	-	8,732	-
JP2 - Lvl 3	-	-	13,244	-
JP2 - Lvl 4	(31)	-	25,338	-
JP2 - Lvl 5	(275)	-	26,166	-
JP2 - Lvl 6	-	-	1,673	-
JP3 - Lvl 2	(156)	-	21,708	-
JP3 - Lvl 3	-	-	13,334	-
JP3 - Lvl 4	(33)	-	16,703	-
JP3 - Lvl 5	(6)	-	20,851	-
JP3 - Lvl 6	(2)	-	13,957	-
LA1 - Lvl 2	(1,564)	-	52,400	-
LA1 - Lvl 3	-	-	23,743	-
LA1 - Lvl 4	(94)	-	55,535	-
LA1 - Lvl 5	(381)	-	125,200	-
LA1 - Lvl 6	(49)	-	116,974	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS (A) - CONTINUED:
CAS - Lvl 2	-	-	64,841	-	14,632	-
CAS - Lvl 3	-	-	-	-	31,811	-
CAS - Lvl 4	-	-	93,138	-	45,388	-
CAS - Lvl 5	-	-	123,297	-	(10,808)	-
CAS - Lvl 6	-	-	74,358	-	17,132	-
EGS - Lvl 1	-	-	19,048	-	-	-
EGS - Lvl 2	-	-	290,535	-	(117,225)	-
EGS - Lvl 3	-	-	14,035	-	32,591	-
EGS - Lvl 4	-	-	228,880	-	34,075	-
EGS - Lvl 5	-	-	393,956	-	46,870	-
EGS - Lvl 6	-	-	121,145	-	22,175	-
HYS - Lvl 2	-	-	16,362	-	16,063	-
HYS - Lvl 4	-	-	20,686	-	24,699	-
HYS - Lvl 5	-	-	47,498	-	20,575	-
HYS - Lvl 6	-	-	11,877	-	3,965	-
UTS - Lvl 2	-	-	73,814	-	13,177	-
UTS - Lvl 3	-	-	23,829	-	-	-
UTS - Lvl 4	-	-	105,207	-	20,979	-
UTS - Lvl 5	-	-	99,541	-	45,338	-
UTS - Lvl 6	-	-	13,296	-	10,564	-
GSS - Lvl 2	-	-	22,741	-	8,530	-
GSS - Lvl 4	-	-	18,196	-	375	-
GSS - Lvl 5	-	-	13,472	-	14,815	-
GSS - Lvl 6	-	-	1,451	-	252	-
TRS - Lvl 2	-	-	25,010	-	5,339	-
TRS - Lvl 4	-	-	20,873	-	7,277	-
TRS - Lvl 5	-	-	48,083	-	11,012	-
TRS - Lvl 6	-	-	3,774	-	522	-
MIT - Lvl 2	-	-	53,390	-	20,118	-
MIT - Lvl 4	-	-	66,459	-	9,134	-
MIT - Lvl 5	-	-	125,666	-	21,414	-
MIT - Lvl 6	-	-	61,982	-	7,013	-
NWD - Lvl 1	-	-	9,725	-	3,013	-
NWD - Lvl 2	-	-	82,955	-	26,375	-
NWD - Lvl 3	-	-	44,059	-	30,455	-
NWD - Lvl 4	-	-	98,962	-	21,416	-
NWD - Lvl 5	-	-	165,703	-	13,499	-
NWD - Lvl 6	-	-	96,686	-	16,660	-
MIS - Lvl 1	-	-	-	-	2,827	-
MIS - Lvl 2	-	-	95,804	-	33,811	-
MIS - Lvl 3	-	-	12,738	-	28,487	-
MIS - Lvl 4	-	-	131,724	-	31,405	-
MIS - Lvl 5	-	-	274,128	-	36,101	-
MIS - Lvl 6	-	-	159,869	-	21,837	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS:
CAS - Lvl 2	(1,742)	-	77,731	-
CAS - Lvl 3	-	-	31,811	-
CAS - Lvl 4	(831)	-	137,695	-
CAS - Lvl 5	(960)	-	111,529	-
CAS - Lvl 6	(68)	-	91,422	-
EGS - Lvl 1	(19,048)	-	-	-
EGS - Lvl 2	(462)	-	172,848	-
EGS - Lvl 3	-	-	46,626	-
EGS - Lvl 4	(2,517)	-	260,438	-
EGS - Lvl 5	(1,816)	-	439,010	-
EGS - Lvl 6	(419)	-	142,901	-
HYS - Lvl 2	(573)	-	31,852	-
HYS - Lvl 4	(424)	-	44,961	-
HYS - Lvl 5	(172)	-	67,901	-
HYS - Lvl 6	-	-	15,842	-
UTS - Lvl 2	(680)	-	86,311	-
UTS - Lvl 3	-	-	23,829	-
UTS - Lvl 4	(1,125)	-	125,061	-
UTS - Lvl 5	(675)	-	144,204	-
UTS - Lvl 6	(30)	-	23,830	-
GSS - Lvl 2	(311)	-	30,960	-
GSS - Lvl 4	(161)	-	18,410	-
GSS - Lvl 5	(94)	-	28,193	-
GSS - Lvl 6	-	-	1,703	-
TRS - Lvl 2	(386)	-	29,963	-
TRS - Lvl 4	(163)	-	27,987	-
TRS - Lvl 5	(720)	-	58,375	-
TRS - Lvl 6	(26)	-	4,270	-
MIT - Lvl 2	(1,507)	-	72,001	-
MIT - Lvl 4	(526)	-	75,067	-
MIT - Lvl 5	(710)	-	146,370	-
MIT - Lvl 6	(235)	-	68,760	-
NWD - Lvl 1	(9,725)	-	3,013	-
NWD - Lvl 2	(758)	-	108,572	-
NWD - Lvl 3	-	-	74,514	-
NWD - Lvl 4	(630)	-	119,748	-
NWD - Lvl 5	(951)	-	178,251	-
NWD - Lvl 6	(87)	-	113,259	-
MIS - Lvl 1	-	-	2,827	-
MIS - Lvl 2	(312)	-	129,303	-
MIS - Lvl 3	-	-	41,225	-
MIS - Lvl 4	(1,192)	-	161,937	-
MIS - Lvl 5	(922)	-	309,307	-
MIS - Lvl 6	(392)	-	181,314	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS (A) - CONTINUED:
SCA 1 - Lvl 2	-	-	128,885	-	28,600	-
SCA 1 - Lvl 4	-	-	56,083	-	(27,940)	-
SCA 1 - Lvl 5	-	-	160,781	-	(15,424)	-
SCA 1 - Lvl 6	-	-	9,028	-	6,688	-
SCA 2 - Lvl 2	-	-	15,565	-	9,844	-
SCA 2 - Lvl 4	-	-	56,256	-	18,793	-
SCA 2 - Lvl 5	-	-	74,221	-	772	-
SCA 2 - Lvl 6	-	-	14,972	-	3,324	-
SCA 3 - Lvl 2	-	-	57,484	-	1,667	-
SCA 3 - Lvl 4	-	-	15,791	-	30,947	-
SCA 3 - Lvl 5	-	-	32,142	-	8,722	-
SCA 3 - Lvl 6	-	-	5,368	-	1,457	-
SCA4 - Lvl 2	-	-	24,392	-	12,571	-
SCA4 - Lvl 4	-	-	20,425	-	20,100	-
SCA4 - Lvl 5	-	-	106,029	-	21,355	-
SCA4 - Lvl 6	-	-	16,738	-	(113)	-
SCA5 - Lvl 1	-	-	17,879	-	2,643	-
SCA5 - Lvl 2	-	-	136,308	-	37,953	-
SCA5 - Lvl 3	-	-	31,687	-	-	-
SCA5 - Lvl 4	-	-	104,942	-	61,626	-
SCA5 - Lvl 5	-	-	164,682	-	39,314	-
SCA5 - Lvl 6	-	-	14,555	-	18,090	-
SCA6 - Lvl 2	-	-	100	-	358	-
SCA6 - Lvl 4	-	-	14,980	-	1,028	-
SCA6 - Lvl 5	-	-	8,564	-	2,712	-
SCA7 - Lvl 1	-	-	18,160	-	-	-
SCA7 - Lvl 2	-	-	73,734	-	27,938	-
SCA7 - Lvl 3	-	-	-	-	28,266	-
SCA7 - Lvl 4	-	-	59,644	-	27,230	-
SCA7 - Lvl 5	-	-	153,122	-	47,734	-
SCA7 - Lvl 6	-	-	67,229	-	20,378	-
SCA8 - Lvl 2	-	-	8,235	-	1,370	-
SCA8 - Lvl 4	-	-	43,652	-	(1,421)	-
SCA8 - Lvl 5	-	-	7,680	-	694	-
SCA8 - Lvl 6	-	-	3,021	-	3,821	-
SCA9 - Lvl 2	-	-	2,711	-	-	-
SCA9 - Lvl 4	-	-	2,952	-	148	-
SCA9 - Lvl 5	-	-	8,870	-	-	-
SCA9 - Lvl 6	-	-	-	-	61	-
SCA - Lvl 2	-	-	47,874	-	12,459	-
SCA - Lvl 3	-	-	11,156	-	-	-
SCA - Lvl 4	-	-	22,843	-	24,820	-
SCA - Lvl 5	-	-	62,433	-	37,241	-
SCA - Lvl 6	-	-	22,863	-	5,415	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS:
SCA 1 - Lvl 2	(189)	-	157,296	-
SCA 1 - Lvl 4	(154)	-	27,989	-
SCA 1 - Lvl 5	(53)	-	145,304	-
SCA 1 - Lvl 6	(397)	-	15,319	-
SCA 2 - Lvl 2	(485)	-	24,924	-
SCA 2 - Lvl 4	(964)	-	74,085	-
SCA 2 - Lvl 5	(542)	-	74,451	-
SCA 2 - Lvl 6	(37)	-	18,259	-
SCA 3 - Lvl 2	(528)	-	58,623	-
SCA 3 - Lvl 4	(394)	-	46,344	-
SCA 3 - Lvl 5	(200)	-	40,664	-
SCA 3 - Lvl 6	-	-	6,825	-
SCA4 - Lvl 2	(490)	-	36,473	-
SCA4 - Lvl 4	(682)	-	39,843	-
SCA4 - Lvl 5	(808)	-	126,576	-
SCA4 - Lvl 6	(3)	-	16,622	-
SCA5 - Lvl 1	(17,879)	-	2,643	-
SCA5 - Lvl 2	(1,244)	-	173,017	-
SCA5 - Lvl 3	-	-	31,687	-
SCA5 - Lvl 4	(1,066)	-	165,502	-
SCA5 - Lvl 5	(895)	-	203,101	-
SCA5 - Lvl 6	(334)	-	32,311	-
SCA6 - Lvl 2	(102)	-	356	-
SCA6 - Lvl 4	(381)	-	15,627	-
SCA6 - Lvl 5	(128)	-	11,148	-
SCA7 - Lvl 1	(18,160)	-	-	-
SCA7 - Lvl 2	(624)	-	101,048	-
SCA7 - Lvl 3	-	-	28,266	-
SCA7 - Lvl 4	(722)	-	86,152	-
SCA7 - Lvl 5	(669)	-	200,187	-
SCA7 - Lvl 6	(55)	-	87,552	-
SCA8 - Lvl 2	(129)	-	9,476	-
SCA8 - Lvl 4	(659)	-	41,572	-
SCA8 - Lvl 5	(40)	-	8,334	-
SCA8 - Lvl 6	(15)	-	6,827	-
SCA9 - Lvl 2	(100)	-	2,611	-
SCA9 - Lvl 4	(13)	-	3,087	-
SCA9 - Lvl 5	-	-	8,870	-
SCA9 - Lvl 6	-	-	61	-
SCA - Lvl 2	(672)	-	59,661	-
SCA - Lvl 3	-	-	11,156	-
SCA - Lvl 4	(450)	-	47,213	-
SCA - Lvl 5	(632)	-	99,042	-
SCA - Lvl 6	(3)	-	28,275	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS (A) - CONTINUED:
SCB - Lvl 2	-	-	25,248	-	2,416	-
SCB - Lvl 3	-	-	9,948	-	-	-
SCB - Lvl 4	-	-	9,298	-	21,760	-
SCB - Lvl 5	-	-	24,830	-	6,078	-
SCB - Lvl 6	-	-	5,415	-	1,812	-
SCC - Lvl 2	-	-	2,304	-	958	-
SCC - Lvl 4	-	-	246	-	466	-
SCC - Lvl 5	-	-	3,796	-	-	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY III CONTRACTS:
SCB - Lvl 2	(328)	-	27,336	-
SCB - Lvl 3	-	-	9,948	-
SCB - Lvl 4	(478)	-	30,580	-
SCB - Lvl 5	(178)	-	30,730	-
SCB - Lvl 6	(22)	-	7,205	-
SCC - Lvl 2	(111)	-	3,151	-
SCC - Lvl 4	-	-	712	-
SCC - Lvl 5	-	-	3,796	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY SELECT FOUR CONTRACTS (A):
AIM1 - Lvl 3	-	-	1,548	-	-	-
AIM1 - Lvl 4	-	-	1,497	-	(998)	-
AIM1 - Lvl 5	-	-	-	-	2,794	-
AIM2 - Lvl 4	-	-	1,561	-	-	-
AIM2 - Lvl 5	-	-	5,276	-	-	-
AIM4 - Lvl 3	-	-	60	-	2	-
AIM4 - Lvl 4	-	-	1,415	-	-	-
AIM4 - Lvl 5	-	-	969	-	1,265	-
AL1 - Lvl 4	-	-	1,463	-	-	-
AL1 - Lvl 5	-	-	4,725	-	1,943	-
AL2 - Lvl 4	-	-	3,035	-	(1,152)	-
AL2 - Lvl 5	-	-	7,161	-	-	-
GS3 - Lvl 4	-	-	610	-	15	-
JP1 - Lvl 4	-	-	606	-	17	-
LA1 - Lvl 3	-	-	1,199	-	-	-
LA1 - Lvl 4	-	-	1,125	-	-	-
LA1 - Lvl 5	-	-	577	-	-	-
CAS - Lvl 4	-	-	718	-	(420)	-
CAS - Lvl 5	-	-	3,830	-	-	-
EGS - Lvl 3	-	-	2,200	-	2	-
EGS - Lvl 4	-	-	1,716	-	(191)	-
EGS - Lvl 5	-	-	1,663	-	-	-
HYS - Lvl 3	-	-	20	-	10	-
UTS - Lvl 3	-	-	5	-	-	-
UTS - Lvl 4	-	-	1,226	-	-	-
GSS - Lvl 3	-	-	20	-	(1)	-
TRS - Lvl 3	-	-	1,238	-	-	-
TRS - Lvl 4	-	-	1,162	-	-	-
TRS - Lvl 5	-	-	1,327	-	-	-
MIT - Lvl 3	-	-	2,638	-	-	-
MIT - Lvl 4	-	-	1,239	-	-	-
NWD - Lvl 3	-	-	15	-	2	-
NWD - Lvl 4	-	-	1,068	-	(681)	-
NWD - Lvl 5	-	-	1,558	-	1,345	-
MIS - Lvl 3	-	-	2,859	-	-	-
MIS - Lvl 4	-	-	700	-	(408)	-
MIS - Lvl 5	-	-	1,634	-	2,585	-
SCA1 - Lvl 3	-	-	15	-	(10)	-
SCA1 - Lvl 4	-	-	-	-	3,906	-
SCA2 - Lvl 3	-	-	55	-	(8)	-
SCA3 - Lvl 3	-	-	20	-	(2)	-
SCA3 - Lvl 5	-	-	557	-	-	-
SCA4 - Lvl 3	-	-	45	-	1	-
SCA5 - Lvl 3	-	-	30	-	7	-
SCA5 - Lvl 4	-	-	1,055	-	(675)	-
SCA5 - Lvl 5	-	-	-	-	2,580	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY SELECT FOUR CONTRACTS:
AIM1 - Lvl 3	-	-	1,548	-
AIM1 - Lvl 4	-	-	499	-
AIM1 - Lvl 5	-	-	2,794	-
AIM2 - Lvl 4	-	-	1,561	-
AIM2 - Lvl 5	-	-	5,276	-
AIM4 - Lvl 3	-	-	62	-
AIM4 - Lvl 4	-	-	1,415	-
AIM4 - Lvl 5	-	-	2,234	-
AL1 - Lvl 4	-	-	1,463	-
AL1 - Lvl 5	-	-	6,668	-
AL2 - Lvl 4	-	-	1,883	-
AL2 - Lvl 5	-	-	7,161	-
GS3 - Lvl 4	(4)	-	621	-
JP1 - Lvl 4	(4)	-	619	-
LA1 - Lvl 3	-	-	1,199	-
LA1 - Lvl 4	-	-	1,125	-
LA1 - Lvl 5	-	-	577	-
CAS - Lvl 4	-	-	298	-
CAS - Lvl 5	-	-	3,830	-
EGS - Lvl 3	-	-	2,202	-
EGS - Lvl 4	(8)	-	1,517	-
EGS - Lvl 5	-	-	1,663	-
HYS - Lvl 3	-	-	30	-
UTS - Lvl 3	-	-	5	-
UTS - Lvl 4	-	-	1,226	-
GSS - Lvl 3	-	-	19	-
TRS - Lvl 3	-	-	1,238	-
TRS - Lvl 4	-	-	1,162	-
TRS - Lvl 5	-	-	1,327	-
MIT - Lvl 3	-	-	2,638	-
MIT - Lvl 4	-	-	1,239	-
NWD - Lvl 3	-	-	17	-
NWD - Lvl 4	-	-	387	-
NWD - Lvl 5	-	-	2,903	-
MIS - Lvl 3	-	-	2,859	-
MIS - Lvl 4	-	-	292	-
MIS - Lvl 5	-	-	4,219	-
SCA1 - Lvl 3	-	-	5	-
SCA1 - Lvl 4	-	-	3,906	-
SCA2 - Lvl 3	-	-	47	-
SCA3 - Lvl 3	-	-	18	-
SCA3 - Lvl 5	-	-	557	-
SCA4 - Lvl 3	-	-	46	-
SCA5 - Lvl 3	-	-	37	-
SCA5 - Lvl 4	-	-	380	-
SCA5 - Lvl 5	-	-	2,580	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY SELECT FOUR CONTRACTS (A) - CONTINUED:
SCA7 - Lvl 3	-	-	50	-	-	-
SCA8 - Lvl 3	-	-	1,915	-	-	-
SCA9 - Lvl 5	-	-	585	-	-	-
SCA - Lvl 3	-	-	30	-	-	-
SCA - Lvl 5	-	-	918	-	-	-
SCB - Lvl 3	-	-	15	-	(1)	-
SCB - Lvl 5	-	-	574	-	-	-
SCC - Lvl 5	-	-	874	-	-	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
FUTURITY SELECT FOUR CONTRACTS:
SCA7 - Lvl 3	-	-	50	-
SCA8 - Lvl 3	-	-	1,915	-
SCA9 - Lvl 5	-	-	585	-
SCA - Lvl 3	-	-	30	-
SCA - Lvl 5	-	-	918	-
SCB - Lvl 3	-	-	14	-
SCB - Lvl 5	-	-	574	-
SCC - Lvl 5	-	-	874	-

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(6) INVESTMENT PURCHASES AND SALES

The following table shows the aggregate cost of shares purchased and proceeds from the sales of shares for each Sub-Account for the year ended December 31, 2000:
	Purchases	Sales
AIM Variable Insurance Fund, Inc.
V.I. Capital Appreciation Fund	$ 46,879,880	$ 2,740,411
V.I. Growth Fund	60,260,416	9,146,355
V.I. Growth and Income Fund	52,663,068	7,639,832
V.I. International Equity Fund	66,249,930	11,961,416
The Alger American Fund
Growth Portfolio	76,789,545	8,816,209
Income and Growth Portfolio	48,074,516	6,256,427
Small Capitalization Portfolio	22,684,010	2,938,665
Goldman Sachs Variable Insurance Trust
VITSM CORE Large Cap Growth Fund	21,471,868	2,540,473
VITSM CORE Small Cap Equity Fund	4,903,689	560,959
VITSM CORE US Equity Fund	14,672,940	8,605,510
Growth and Income Fund	4,105,409	1,152,029
International Equity Fund	11,035,984	1,370,816
J.P. Morgan Series Trust II
Equity Portfolio	12,620,695	3,430,106
International Opportunities Portfolio	8,671,601	1,749,550
Small Company Portfolio	9,529,631	4,039,562
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio	29,699,664	6,886,921
MFS/Sun Life Series Trust
Capital Appreciation Series	30,333,392	2,631,504
Emerging Growth Series	94,820,633	25,395,793
High Yield Series	24,062,493	7,422,306
Money Market	9,275,547	10,336,262
Utilities Series	37,338,599	4,217,961
Government Securities Series	18,057,323	9,726,136
Total Return Series	12,484,214	918,959
Massachusetts Investors Trust Series	26,573,140	1,762,089
New Discovery Series	32,360,492	4,929,890
Massachusetts Investors Growth Stock Series	48,656,265	2,716,073
OCC Accumulation Trust
Equity Portfolio	18,036,839	7,961,799
Mid Cap Portfolio	13,814,310	3,671,584
Small Cap Portfolio	9,261,891	3,865,395
Managed Portfolio	1,962,964	741,755
Salomon Brothers Variable Series Funds, Inc.
Variable Capital Fund	136,417	52,758
Variable Investors Fund	147,107	226,796
Variable Strategic Bond Fund	1,004,159	3,113,784
Variable Total Return Fund	815,171	3,016,338


FUTURITY, FUTURITY II, FUTURITY FOCUS, FUTURITY ACCOLADE, FUTURITY FOCUS II, FUTURITY III AND FUTURITY SELECT FOUR SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(6) INVESTMENT PURCHASES AND SALES - continued
	Purchases	Sales
Sun Capital Advisers Trust
Sun Capital Money Market Fund	$ 82,822,500	$55,950,788
Sun Capital Investment Grade Bond Fund	27,056,032	6,800,294
Sun Capital Real Estate Fund	9,983,659	1,330,761
Sun Capital Select Equity Fund	12,329,426	517,975
Sun Capital Blue Chip Mid Cap Fund	35,099,675	4,174,930
Sun Capital Investors Foundation Fund	2,721,009	465,030
Sun Capital Davis Venture Value Fund	10,969,680	447,503
Sun Capital Davis Financial Fund	2,413,084	123,128
Sun Capital Value Equity Fund	302,045	7,366
Sun Capital Value Mid Cap Fund	6,339,969	463,008
Sun Capital Value Small Cap Fund	3,261,318	126,758
Sun Capital Value Managed Fund	117,714	6,339
Credit Suisse Institutional
Emerging Markets Portolio	5,153,649	3,682,016
International Equity Portfolio	2,115,069	1,009,421
Post-Venture Capital Portfolio	1,973,639	1,373,515
Small Company Growth Portfolio	6,184,434	4,417,966


INDEPENDENT AUDITORS' REPORT

To the Participants in Futurity, Futurity II, Futurity Focus, Futurity Accolade,

Futurity Focus II, Futurity III and Futurity Select Four

and the Board of Directors of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying statement of condition of AIM V.I. Capital Appreciation Sub-Account, AIM V.I. Growth Sub-Account, AIM V.I. Growth and Income Sub-Account, AIM V.I. International Equity Sub-Account, the Alger American Growth Sub-Account, the Alger American Income and Growth Sub-Account, the Alger American Small Capitalization Sub-Account, Goldman Sachs VIT(SM) CORE Large Cap Growth Sub-Account, Goldman Sachs VIT(SM) CORE Small Cap Equity Sub-Account, Goldman Sachs VIT(SM) CORE U.S. Equity Sub-Account, Goldman Sachs Growth and Income Sub-Account, Goldman Sachs International Equity Sub-Account, J.P. Morgan U.S. Disciplined Equity Sub-Account, J.P. Morgan International Opportunities Sub-Account, J.P. Morgan Small Company Sub-Account, Lord Abbett Growth and Income Sub-Account, MFS/Sun Life Capital Appreciation Sub-Account, MFS/Sun Life Emerging Growth Sub-Account, MFS/Sun Life High Yield Sub-Account, MFS/Sun Life Money Market Sub-Account, MFS/Sun Life Utilities Sub-Account, MFS/Sun Life Government Securities Sub-Account, MFS/Sun Life Total Return Sub-Account, MFS/Sun Life Massachusetts Investors Trust Sub-Account, MFS/Sun Life New Discovery Sub-Account, MFS/Sun Life Massachusetts Investors Growth Stock Sub-Account, OCC Accumulation Equity Sub-Account, OCC Accumulation Mid Cap Sub-Account, OCC Accumulation Small Cap Sub-Account, OCC Accumulation Managed Sub-Account, Salomon Brothers Variable Capital Sub-Account, Salomon Brothers Variable Investors Sub-Account, Salomon Brothers Variable Strategic Bond Sub-Account, Salomon Brothers Variable Total Return Sub-Account, Sun Capital Advisers Trust Money Market Sub-Account, Sun Capital Advisers Trust Investment Grade Bond Sub-Account, Sun Capital Advisers Trust Real Estate Sub-Account, Sun Capital Advisers Trust Select Equity Sub-Account, Sun Capital Advisers Trust Blue Chip Mid Cap Sub-Account, Sun Capital Advisers Trust Investors Foundation Sub-Account, Sun Capital Advisers Trust Davis Venture Value Fund Sub-Account, Sun Capital Advisers Trust Davis Financial Sub-Account, Sun Capital Advisers Trust Value Equity Sub-Account, Sun Capital Advisers Trust Value Mid Cap Sub-Account, Sun Capital Advisers Trust Value Small Cap Sub-Account, Sun Capital Advisers Trust Value Managed Sub-Account, Credit Suisse Institutional Emerging Markets Sub-Account, Credit Suisse Institutional International Equity Sub-Account, Credit Suisse Institutional Post-Venture Capital Sub-Account and Credit Suisse Institutional Small Company Growth Sub-Account of Sun Life of Canada (U.S.) Variable Account F, (the "Sub-Accounts") as of December 31, 2000, the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities held at December 31, 2000 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Sub-Accounts as of December 31, 2000, the results of their operations and the changes in their net assets for the respective stated periods in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 9, 2001


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

(in millions)

For the nine months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Revenues:
Premiums and annuity considerations	$30.6	$33.9
Net investment income	243.3	225.1
Net realized investment gains (losses)	20.5	(4.1)
Fee and other income	206.7	213.8

Total revenues	501.1	468.7

Benefits and expenses:
Policyowner benefits	228.5	246.5
Other operating expenses	111.2	105.3
Amortization of deferred policy acquisition costs	103.7	70.1

Total benefits and expenses	443.4	421.9

Income from operations	57.7	46.8

Interest expense	70.8	32.4

Income (loss) before income tax expense and
cumulative effect of change in accounting principle	(13.1)	14.4

Income tax expense (benefit)
Federal	(12.1)	(1.3)
State	(1.0)	0.4

Income tax expense (benefit)	(13.1)	(0.9)

Net income before cumulative effect of change
in accounting principle	-	15.3

Cumulative effect of change in accounting
principle, net of taxes	5.2	-

Net income	$5.2	$15.3


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

(in millions)

For the three months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Revenues:
Premiums and annuity considerations	$11.3	$9.4
Net investment income	67.1	66.6
Net realized investment gains (losses)	3.4	(1.4)
Fee and other income	73.4	69.6

Total revenues	155.2	144.2

Benefits and expenses:
Policyowner benefits	76.6	86.0
Other operating expenses	37.0	38.2
Amortization of deferred policy acquisition costs	31.0	30.6

Total benefits and expenses	144.6	154.8

Income from operations	10.6	(10.6)

Interest expense	23.6	10.8

Income (loss) before income tax expense (benefit)	(13.0)	(21.4)

Income tax expense (benefit)
Federal	(7.0)	(12.3)
State	(0.4)	-

Income tax expense (benefit)	(7.4)	(12.3)

Net income (loss)	$(5.6)	$(9.1)


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

(in millions except share data)
	Unaudited
ASSETS	September 30, 2001	December 31, 2000
Investments
Fixed maturities available-for-sale at fair value (amortized cost
of $2,145.2 and $2,454.5 in 2001 and 2000, respectively)	$ 2,244.1	$ 2,501.4
Trading fixed maturities at fair value (amortized cost of $1,003.4
and $635.5 in 2001 and 2000, respectively)	1,042.9	648.2
Subordinated note from affiliate held-to-maturity (fair
value of $603.7 and $546.1 in 2001 and 2000, respectively)	600.0	600.0
Short-term investments	110.4	112.1
Mortgage loans	884.0	846.4
Real estate	79.7	77.7
Policy loans	42.8	41.5
Other invested assets	69.3	74.6
Total investments	5,073.2	4,901.9

Cash and cash equivalents	247.1	390.0
Accrued investment income	79.9	64.9
Deferred policy acquisition costs	744.6	762.0
Outstanding premiums	1.6	3.0
Other assets	166.2	61.7
Separate account assets	14,603.6	17,874.2

Total assets	$ 20,916.2	$ 24,057.7

LIABILITIES
	Unaudited
ASSETS	September 30, 2001	December 31, 2000
Investments
Fixed maturities available-for-sale at fair value (amortized cost
of $2,145.2 and $2,454.5 in 2001 and 2000, respectively)	$ (428.0)	$ (457.3)
Trading fixed maturities at fair value (amortized cost of $1,003.5	-645.8393064	-676.7865125
and $635.5 in 2001 and 2000, respectively)	(863.7)	(896.3)
Subordinated note from affiliate held-to-maturity (fair	(1,081.6)	(1,115.8)
value of $603.7 and $546.1 in 2001 and 2000, respectively)	(1,299.5)	(1,335.3)
Short-term investments	(1,517.3)	(1,554.8)
Mortgage loans	(1,735.2)	(1,774.3)
Real estate	(1,953.1)	(1,993.7)
Policy loans	(2,170.9)	(2,213.2)
Other invested assets	(2,388.8)	(2,432.7)
Total investments	(14,083.9)	(14,450.1)

Cash and cash equivalents	9,770.3	11,857.9
Accrued investment income	11,807.4	14,333.7
Deferred policy acquisition costs	13,844.5	16,809.4
Outstanding premiums	15,881.6	19,285.2
Other assets	17,918.7	21,761.0


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

Unaudited
For the nine months ended September 30, 2001 and 2000

	2001	2000

Net income	$5.2	$15.3
Other comprehensive income:
Net change in unrealized holding gains (losses) on
available-for-sale securities, net of tax	17.9	3.3
Other	0.4	0.2
Other comprehensive income	18.3	3.5

Comprehensive income	$23.5	$18.8

For the three months ended September 30, 2001 and 2000

	2001	2000

Net income (loss)	$(5.6)	$(9.1)
Other comprehensive income:
Net change in unrealized holding gains (losses) on
available-for-sale securities, net of tax	18.9	7.5
Other	0.3	0.1
Other comprehensive income	19.2	7.6

Comprehensive income (loss)	$13.6	$(1.5)


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(in millions)

For the nine months ended September 30, 2001 and 2000

Unaudited
			Accumulated
		Additional	Other		Total
	Common	Paid-In	Comprehensive	Retained	Stockholder's
	Stock	Capital	Income	Earnings	Equity

Balance at December 31, 1999	$ 5.9	$ 199.4	$ 7.1	$ 458.8	$ 671.2

Comprehensive income:
Net income				15.3	15.3
Other comprehensive income (loss)			3.5		3.5
Dividends to stockholder				(5.0)	(5.0)

Balance at September 30, 2000	$ 5.9	$ 199.4	$ 10.6	$ 469.1	$ 685.0

Balance at December 31, 2000	$ 6.4	$ 264.9	$ 38.6	$ 451.3	$ 761.2

Comprehensive income:
Net income				5.2	5.2
Other comprehensive income (loss)			18.3		18.3
Dividends to stockholder				(15.0)	(15.0)

Balance at September 30, 2001	$ 6.4	$ 264.9	$ 56.9	$ 441.5	$ 769.7


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

For the nine months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Cash Flows From Operating Activities:
Net income	$ 5.2	$ 15.3
Adjustments to reconcile net income (loss) from continuing
operations to net cash provided by operating activities:
Amortization of discount and premiums	2.0	(0.8)
Depreciation and amortization	1.1	1.8
Net realized (gains) losses on investments	(20.5)	3.8
Net unrealized (gains) on trading securities	(26.9)	(4.8)
Interest credited to contractholder deposits	134.3	143.3
Deferred federal income taxes	66.4	(22.4)
Cumulative effect of change in accounting principle	(5.2)	-
Changes in assets and liabilities:
Deferred acquisition costs	(7.5)	(76.1)
Accrued investment income	(15.0)	(5.4)
Other assets	(103.1)	21.4
Future contract and policy benefits	(18.5)	2.3
Other, net	111.5	18.2

Net cash provided by operating activities	123.8	96.6

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	956.2	887.0
Trading fixed maturities	259.7	-
Mortgage loans	66.6	119.8
Real estate	9.2	9.8
Other invested assets	3.3	-
Purchases of:
Available-for-sale fixed maturities	(631.3)	(708.7)
Trading fixed maturities	(618.7)	(515.9)
Subsidiaries	(5.0)	-
Mortgage loans	(106.9)	(81.5)
Real estate	(11.2)	(11.3)
Other invested assets	-	(2.2)
Changes in other investing activities, net	(2.7)	0.6
Net change in policy loans	0.2	(0.8)
Net change in short-term investments	1.7	(0.5)

Net cash used in investing activities	(78.9)	(303.7)


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in millions)

For the nine months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Cash Flows From Financing Activities:
Deposits to contractholder deposit funds	1,330.1	1,506.1
Withdrawals from contractholder deposit funds	(1,502.9)	(1,522.6)
Dividends paid to stockholder	(15.0)	(5.0)

Net cash used in financing activities	(187.8)	(21.5)

Net change in cash and cash equivalents	(142.9)	(228.6)

Cash and cash equivalents, beginning of period	390.0	550.3

Cash and cash equivalents, end of period	$ 247.1	$ 321.7

Supplemental Cash Flow Information:
Interest paid	47.2	65.4
Income taxes paid	2.4	21.6


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

1. DESCRIPTION OF BUSINESS

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's wholly-owned insurance subsidiary, Sun Life Insurance and Annuity Company of New York, is licensed in New York. The Company and its subsidiaries are engaged in the sale and administration of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts, group life, disability and stop loss insurance, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLC"), is now the ultimate parent of Sun Life Assurance Company of Canada and the Company.

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") for stockholder-owned life insurance companies and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

The consolidated financial statements include the accounts of the Company and its subsidiaries. As of September 30, 2001, the Company owned all of the outstanding shares of Sun Life Insurance and Annuity Company of New York, Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial Services Limited, Sun Benefit Services Company, Inc., Sun Capital Advisers, Inc., Sun Life of Canada (U.S.) SPE 97-I, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Vision Financial Corporation and Clarendon Insurance Agency, Inc. The results are also consolidated with Sun Life of Canada Funding, LLC, which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I, for which Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner.

Sun Life Insurance and Annuity Company of New York is engaged in the sale of individual fixed and variable annuity contracts and group life, disability insurance and stop loss contracts in its state of domicile, New York. Sun Life of Canada (U.S.) Distributors, Inc. is a registered investment adviser and broker-dealer. Sun Life Financial Services Limited serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada, an affiliate. Sun Capital Advisers, Inc. is a registered investment adviser. Sun Life of Canada (U.S.) SPE 97-I, Inc. was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I. Clarendon Insurance Agency, Inc. is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. As of September 30, 2001, Sun Benefit Services Company, Inc., was inactive. Sun Life of Canada Funding, LLC was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. Sun Life of Canada (U.S.) Limited Partnership I was established to purchase subordinated debentures issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., and to issue Partnership Capital Securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

On March 12, 2001, the Company purchased Vision Financial Corporation for approximately $5.0 million and acquired approximately $1.6 million of goodwill. Vision Financial Corporation, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite. The Company has recorded the acquisition using the purchase method of accounting. The results of operations of Vision Financial Corporation for the nine months ended September 30, 2001 and 2000 were not material to the consolidated financial statements.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its ownership in all 200 shares issued and outstanding of Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital. As a result of the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. on December 21, 2000, and its ownership interest in Sun Life of Canada (U.S.) Limited Partnership I, the Company became the owner of a $600,000,000 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc. The Company also assumed the liability of the Partnership Capital Securities issued to Sun Life of Canada (U.S.) Capital Trust I, a Delaware business trust sponsored by the Company's parent. Partnership Capital Securities issued of $600,010,000 accrue interest at 8.526% and have no scheduled maturity date. These Partnership Capital Securities, which represent the limited partner interest of Sun Life of Canada (U.S.) Limited Partnership I, may be redeemed on or after May 6, 2027. The Company is accounting for the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. using the purchase method of accounting. Had the acquisition taken place at the beginning of 2000, the Company's consolidated revenue for the three and nine months ended September 30, 2000 would have been $157.9 million and $509.6 million, and net income (loss) would have been ($8.5) million and $16.9 million, respectively.

All significant intercompany transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

The Company applied SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. As a result, the Company recorded as a change in accounting principle in the accompanying consolidated statements of income, a cumulative transition adjustment of $5.2 million, net of tax, that increased earnings relating to embedded derivatives in insurance contracts not accounted for separately prior to adoption of SFAS No. 133.

In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. The Company adopted EITF No. 99-20 in June 2001; it had no material impact on the Company's financial condition or results of operations.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. Adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets". These Statements will change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Use of the pooling-of-interests method will be prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement, which for companies with calendar year ends, will be January 1, 2002. Adopting SFAS No. 141 and SFAS No. 142 is not expected to have a material impact on the Company.

Also in July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which relates to financial accounting and reporting of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes that adoption of this statement will not have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company believes that adoption of this statement will not have a material effect on the Company's financial position or results of operations.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

2. TRANSACTIONS WITH AFFILIATES

The Company has an agreement with Sun Life Assurance Company of Canada which provides that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $11,400,000 and $33,931,000 for the three and nine month periods ended September 30, 2001, respectively, and $11,195,000 and $28,037,000 for the corresponding periods in 2000.

The Company leases office space to Sun Life Assurance Company of Canada under lease agreements with terms expiring in September 2005 and options to extend the terms for each of twelve successive five-year terms at fair market rental not to exceed 125% of the fixed rent for the term which is ending. Rent received by the Company under the leases for the three and nine month periods amounted to approximately $2,193,000 and $6,579,000 in 2001 and $1,994,000 and $5,982,000 in 2000.

3. SEGMENT INFORMATION

The Company and its subsidiaries offer financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability and stop loss insurance on a group basis. Within these areas, the Company and its subsidiaries conduct business principally in three operating segments and maintain a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Net investment income is allocated based on segmented assets by line of business.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life, long-term disability and stop loss insurance to small and mid-size employers in the State of New York.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering guaranteed investment contracts to unrelated third parties in overseas markets during the second quarter of 2000. These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies. The Company uses derivative instruments to manage the risks inherent in the contract options.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

The following amounts pertain to the various business segments:

(in millions)	Nine months ended September 30, 2001				September 30, 2001

	Total	Total	Pretax	Net	Total
	Revenues	Expenditures	Income (Loss)*	Income (Loss)*	Assets

Wealth Management	$ 359.1	$ 405.0	$ (45.9)	$ (23.3)	$ 18,753.9
Individual Protection	19.7	17.3	2.4	2.0	1,361.3
Group Protection	13.1	11.9	1.2	0.9	32.0
Corporate	109.2	80.0	29.2	20.4	769.0
Total	$ 501.1	$ 514.2	$ (13.1)	$ -	$ 20,916.2

					December 31,
	Nine months ended September 30, 2000				2000

Wealth Management	$ 415.7	$ 381.9	$ 33.8	$ 27.0	$ 22,094.7
Individual Protection	23.3	25.0	(1.7)	(1.1)	1,242.6
Group Protection	13.1	11.8	1.3	0.9	30.5
Corporate	16.6	35.6	(19.0)	(11.5)	689.9
Total	$ 468.7	$ 454.3	$ 14.4	$ 15.3	$ 24,057.7

	Three months ended September 30, 2001

	Total	Total	Pretax	Net
	Revenues	Expenditures	Income (Loss)	Income (Loss)

Wealth Management	$ 77.8	$ 129.8	$ (52.0)	$ (31.1)
Individual Protection	7.7	6.2	1.5	1.1
Group Protection	4.6	4.8	(0.2)	(0.1)
Corporate	65.1	27.4	37.7	24.5
Total	$ 155.2	$ 168.2	$ (13.0)	$ (5.6)

	Three months ended September 30, 2000

Wealth Management	$ 134.7	$ 147.3	$ (12.6)	$ (7.1)
Individual Protection	3.9	2.8	1.1	0.7
Group Protection	4.4	4.1	0.3	0.2
Corporate	1.2	11.4	(10.2)	(2.9)
Total	$ 144.2	$ 165.6	$ (21.4)	$ (9.1)

*Net income (loss) before cumulative effect of change in accounting principle.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

4. Commitments and Contingent Liabilities

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, at the present time the Company does not anticipate that the ultimate liability arising from such pending or threatened litigation, after consideration of provisions made for potential losses, will have a material adverse effect on the financial condition or operating results of the Company.

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company's management believes that it has recorded adequate accruals for guaranty fund assessments.

The national tragedy of September 11, 2001 has had an adverse impact on the airline, hotel and hospitality businesses. The Company has $210,781,000 of fixed maturities invested in entities associated with these industries. The Company has considered the recoverability of these investments and has recorded them at fair value, which was above cost, as of September 30, 2001 in the consolidated financials statements. The Company will continue to monitor the recoverability of these investments to determine if any other-than-temporary declines due to the decrease in market value are necessary. The Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there is no material claims exposure to the Company.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cautionary Statement

This discussion includes forward-looking statements by the Company under the Private Securities Litigation Reform Act of 1995. These statements are not matters of historical fact; they relate to such topics as future product sales, volume growth, market share, market risk and financial goals. It is important to understand that these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those that the statements anticipate. These risks and uncertainties may concern, among other things:
o	Heightened competition, particularly in terms of price, product features, and distribution capability, which could constrain the Company's growth and profitability.

o	Changes in interest rates and market conditions.

o	Regulatory and legislative developments.

o	Developments in consumer preferences and behavior patterns.

RESULTS OF OPERATIONS

Nine months ended September 30, 2001 compared to nine months ended September 30, 2000:

Net Income

Net income before the cumulative effect of the change in accounting principle for the nine months ended September 30, 2001 decreased by $15.3 million. Unfavorable market conditions during the nine month period generated lower fee income and increased amortization of deferred acquisition costs ("DAC"), representing most of the decline in net income.

The cumulative effect of the change in accounting principle, reflecting the adoption of SFAS No. 133, increased net income by $5.2 million. The Company applied SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. As a result, the Company recorded as a change in accounting principle in the accompanying consolidated statements of income, a cumulative transition adjustment of $5.2 million, net of tax, that increased earnings relating to embedded derivatives in insurance contracts not accounted for separately prior to adoption of SFAS No. 133.

Net Income Before the Cumulative Effect of the Change in Accounting Principle - By Segment

The Company's net income reflects the operations of its four business segments: the Wealth Management segment, the Individual Protection segment, the Group Protection segment and the Corporate segment.

The following table provides a summary of net income by segment, which is discussed more fully below (in millions).


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
	Nine months ended September 30,
	2001	2000	$ Change
Wealth Management	$ (23.3)	$ 27.0	$ (50.3)
Individual Protection	2.0	(1.1)	3.1
Group Protection	0.9	0.9	-
Corporate	20.4	(11.5)	31.9
	$ -	$ 15.3	$ (15.3)

Wealth Management Segment

The Wealth Management segment focuses on the savings and retirement needs of individuals preparing for retirement or who have already retired, and on the marketing of guaranteed investment contracts ("GICs") to unrelated third parties in overseas markets. In the U.S. it primarily markets to upscale consumers, selling individual and group fixed and variable annuities. Its major product lines, "Regatta" and "Futurity," are combination fixed/variable annuities. In the combination annuities, contractholders have the choice of allocating payments either to a fixed account, which provides a guaranteed rate of return, or to variable accounts. Withdrawals from the fixed account are subject to market value adjustment. In the variable accounts, the contractholder can choose from a range of investment options and styles. The return depends upon investment performance of the investment options selected. Investment funds available under Regatta products are managed by Massachusetts Financial Services Company ("MFS"), an affiliate of the Company. Investment funds available under Futurity products are managed by several investment managers, including MFS and Sun Capital Advisers, Inc., a subsidiary of the Company.

The Company sells its annuity products via two affiliated wholesale distribution organizations, MFS Fund Distributors, Inc. (Regatta products) and Sun Life of Canada (U.S.) Distributors, Inc., a subsidiary of the Company (Futurity products). The annuity products are then distributed through a variety of unaffiliated retail organizations including securities brokers, financial institutions, insurance agents, and financial advisers.

Although new pension products are not currently sold in the U.S., there is a substantial block of U.S. group retirement business in-force, including GICs, pension plans and group annuities. A significant portion of these pension contracts are non-surrenderable, with the result that the Company's liquidity exposure is limited. GICs were marketed directly in the U.S. through independent managers. In 1997, the Company decided to no longer market group pension and GIC products in the U.S. Beginning in the second quarter of 2000, the Company began marketing GICs to unrelated third parties in overseas markets.

The Wealth Management segment was significantly impacted by unfavorable changes in the market. The $23.3 million net loss for the nine months ended September 30, 2001 was a $50.3 million decrease from the same period in 2000. Variable annuity assets significantly declined during the period due to decreased market values as a result of the performance of the equity markets in general, as well as a decrease in net deposits from policyholders. The decrease in variable annuity account values resulted in decreased fee income as well as an increase to amortization of DAC. Changes in market values of derivatives used to manage Wealth Management liabilities also contributed to the decrease in earnings.

Following are the major factors affecting the Wealth Management segment's results for the nine months ended September 30, 2001 as compared to the same period in 2000.
o

Fee income decreased primarily as a result of lower variable annuity account balances. Fee income was lower by approximately $13 million for the nine months ended September 30, 2001 compared to the same period in 2000. Market depreciation and net deposit activity have reduced variable annuity assets by $2.6 billion since January 1, 2000 and $4.2 billion since September 30, 2000. Since fees are determined based on the average assets held in these accounts, fee income has decreased. Net deposits of annuity products decreased by $184 million compared with 2000. The decrease in net deposits


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
o

results from an overall decline in sales; total new deposits of fixed and variable annuities decreased by $391 million. Deposits in the Futurity line of products represented $586 million of total annuity deposits for the nine months ended September 30, 2001. Although this is a decrease of $32 million from the same period in 2000, it represented 25% of total annuity deposits in 2001 versus 21% of total annuity deposits in 2000. The Company expects that sales of the Futurity product will increase in the future, based on management's beliefs that: (i) that market demand is growing for multi-manager variable annuity products; (ii) the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and (iii) the marketplace will continue to respond favorably to introductions of new Futurity products and product enhancements.

Annuity surrenders decreased in 2001 by $207 million. The surrenders are primarily from older products which are no longer actively marketed and the decrease is mainly due to the decline in market values of the variable annuity assets.

o

Net investment income and realized gains for the Wealth Management segment decreased by $37 million for the nine months ended September 30, 2001 as compared to 2000 due to unrealized losses on derivative instruments. The Company uses derivatives in the Wealth Management segment as part of its asset-liability management programs. The investment portfolio experienced unrealized gains on fixed bonds due to lower interest rates at September 30, 2001; however, the majority of the derivative instruments swapped fixed for floating rates and reflected unrealized losses. The swap spreads decreased more than the bond spreads increased reducing investment income by $45 million over the same period in 2000. Partially offsetting the decreases in unrealized gains were increases in bond income within the portfolio backing the new GIC products marketed to unrelated third parties in overseas markets which were introduced in June 2000. These new GIC products generated $474 million of new deposits as of September 30, 2001, which was comparable to the same period in 2000. Total new deposits since inception were $1.0 billion as of September 30, 2001. These new GIC product deposits have significantly increased the Wealth Management general account assets. Partially offsetting the increase due to the new GIC products are the decreases due to the older GICs and other fixed annuity surrenders. In 1997 the Company decided to no longer market group pension and GIC products in the U.S. As a consequence, the block of in-force business declines as U.S. issued GICs mature and are surrendered.

o

Policyowner benefits decreased by approximately $19 million for the nine months ended September 30, 2001 as compared to 2000. As U.S. issued GICs mature and were surrendered, related reserves decreased $9 million as compared to 2000, and interest credited on deposits has also declined by $12 million despite the $9 million increase on interest credited to policyholders of the new GIC contracts. Also contributing to the decrease in policyowner benefits were lower bonus payments credited to policyholder accounts. The new annuity products credit the policyholder's account with a bonus payment upon receipt of the deposit, the expense is included in annuity payments. As a result of the reduced sales of the new annuity products, bonus payments decreased by $8 million during the nine months ending September 30, 2001 as compared to the same period in 2000. Partially offsetting these decreases to policyowner benefits were increases to death benefits paid over policyholder account balances.

o

Other operating expenses increased by $6 million during the nine months ended September 30, 2001 as compared to the same period in 2000, reflecting primarily increased costs of the continued expansion of the distribution systems and increased non-deferrable acquisition costs.

o

Amortization of DAC increased by $32 million as compared to the same period in 2000, due primarily to unfavorable market conditions. As noted above, a significant decline in the market values of variable annuities coupled with decreased net deposit activity reduced the fees based on average asset balances. The decrease in values and lower fees reduced the amount of expected future gross profits used to amortize DAC. As a result, DAC amortization as a percentage of expected future gross profits has significantly increased over the prior year period generating an increase in amortization of DAC.

Individual Protection Segment

The Company currently markets individual variable life insurance products. These products include variable universal life


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

products marketed to the corporate-owned life insurance ("COLI") market, which were first introduced in late 1997. In September 1999, the Company introduced a new variable life product as part of the Futurity product portfolio. The Company's management expects the variable life business to grow and become more significant in the future.

The net income from the Individual Protection segment increased by $3.1 million during the nine months ended September 30, 2001 as compared to the same period in 2000 due primarily to $4.1 million of increased cost of insurance charges and mortality and expense changes. During the nine months ended September 30, 2000 the Company received deposits of over $500 million into its new privately placed COLI variable life product. The deposits generated fee income that was offset by increased acquisition costs associated with the sale. In the nine months ended September 30, 2001, the Company received deposits of $130 million.

Group Protection Segment

The Group Protection segment focuses on providing life, disability and stop loss insurance to small and medium sized employers as part of those companies' employee benefit plans. This segment operates only in the state of New York through a subsidiary. Net income from the Group Protection segment for the nine months ended September 30, 2001 was comparable to the same period in 2000. Increased net investment income and realized gains and losses for the period offset decreased premium revenue resulting in only a slight change in total revenue for the nine months ended September 30, 2001 as compared to the same period of 2000. Expenses also remained flat in total for the nine months ended September 30, 2001 as compared to 2000.

Corporate Segment

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.

The net income of $20.4 million for the nine months ended September 30, 2001 was $31.9 million higher than the same period in 2000. In June of 2001 the Company purchased put options on the S&P 500 index as part of its overall risk management strategy. The change in the fair value of these options is included in investment income. Realized gains on sales of investments of $17.6 million also contributed to the increased earnings.

Three months ended September 30, 2001 compared to three months ended September 30, 2000:

Net Income

The Company's $5.6 million net loss for the third quarter was $3.5 million lower than the $9.1 million net loss for the third quarter of 2000. Unfavorable market conditions in both periods adversely affected earnings, particularly in the Wealth Management segment.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Net Income From Operations By Segment

The following table provides a summary of net income from operations by segment, which is discussed more fully below.
	Nine months ended September 30,
	2001	2000	$ Change
Wealth Management	$ (31.1)	$ (7.1)	$ (24.0)
Individual Protection	1.1	0.7	0.4
Group Protection	(0.1)	0.2	(0.3)
Corporate	24.5	(2.9)	27.4
	$ (5.6)	$ (9.1)	$ 3.5

Wealth Management Segment

The Wealth Management segment incurred a net loss for the quarter of $31.1 million. This was a $24 million decrease in earnings from the net loss of $7.1 million for the third quarter of 2000. Unrealized losses on derivatives offset by lower bonus payments paid to policyholders account for the significant decline in earnings.

Following are the major factors affecting the Wealth Management segment's results in the third quarter of 2001 as compared to the same period in 2000.
o

Net investment income and realized gains decreased by $48.7 million. As noted above, the Wealth Management investment portfolio experienced significant unrealized losses on derivative instruments that the Company uses as part of its asset-liability management programs. Interest rates declined during the quarter, and as a result, the fixed bond portfolio within Wealth Management incurred unrealized gains at September 30, 2001. However, the majority of the derivative instruments swapped fixed for floating rates and reflected unrealized losses. The swap spreads decreased more than the bond spreads increased, reducing investment income by $46 million over the same period in 2000.

o

Fee income decreased by $9 million during the quarter as compared to the third quarter of 2000. During 2000, market appreciation of the variable annuity assets and increased net deposit activity generated increased fees since they are based on the average assets held in the account. The unfavorable market conditions experienced during 2001 had the adverse effect of decreasing fees. Net deposits of annuity products during the third quarter of 2001 decreased by $614 million compared with the third quarter of 2000. Surrenders for the quarter exceeded new deposits resulting in net surrenders of $97 million of fixed and variable products versus net deposits of $517 million during the third quarter of 2000.

o

Policyowner benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $11 million during the three months ended September 30, 2001 as compared to the same period in 2000. The bonus payments credited to policyholder accounts were lower by $16 million during the third quarter of 2001 as compared to 2000 due to a decline in sales. Interest credited to policyholders of the new GIC products marketed to foreign investors increased by $9 million over the prior year quarter. These products were introduced at the end of the second quarter of 2000 and $300 million of net deposits were added at the end of the third quarter of 2000. Net deposits from inception to date were $1.0 billion as of September 30, 2001. Offsetting the increased interest credited to the new GIC policyholders were decreases in interest credited to policyholders of the older US issued GICs as the older GICs mature.

o

Other operating expenses increased by $2 million for the three months ended September 30, 2001 as compared to the same period in 2000, primarily reflecting increased costs of the continued expansion of the distribution systems and increased non-deferrable acquisition costs.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

o

Amortization of DAC for the quarter was consistent with the third quarter of 2000. Both periods reported increased amortization as a result of assumption changes made to estimated future gross profits.

Individual Protection Segment

Net income from the Individual Protection segment for the three months ended September 30, 2001 was consistent with the same period in 2000 due to a combination of factors including increased fees and lower reinsurance costs offset by decreased investment income, increased death benefits and increased other operating costs.

Group Protection Segment

Net income from the Group Protection segment during the third quarter of 2001 decreased by $0.4 million from the same period in 2000. Improvement in claims experience related to the life insurance products was offset by increased claims and increases in reserves related to the disability insurance products.

Corporate Segment

Net income for the Corporate segment was $24.5 million for the three months ended September 30, 2001, a $27.4 million increase. In June of 2001 the Company purchased put options on the S&P 500 index as part of its overall risk management strategy. The change in the fair value of these options is included in investment income. Realized gains on sales of investments of $4.0 million also contributed to the increased earnings.

FINANCIAL CONDITION & LIQUIDITY

Assets

The Company's total assets comprise those held in its general account and those held in its separate accounts. General account assets support general account liabilities. Separate accounts are investment vehicles for the Company's variable life and annuity contracts. Policyholders may choose from among various investment options offered under these contracts according to their individual needs and preferences. Policyholders assume the investment risks associated with these choices. Separate account assets are not available to fund the liabilities of the general account.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

The following table summarizes significant changes in asset balances during the nine months ended September 30, 2001. The changes are discussed below.

Assets ($ in millions)
			% Change
	September 30, 2001	December 31, 2000	2001/2000

General account assets	$ 6,312.6	$ 6,183.5	2.1%
Separate account assets	14,603.6	17,874.2	(18.3%)

Total assets	$ 20,916.2	$ 24,057.7	(13.1%)

General account assets increased by 2.1% in 2001, while variable separate account assets decreased by 18.3%. The growth in general account assets is due to the introduction of new GIC products marketed to foreign investors which had net deposits of $471 million during the nine months ended September 30, 2001. The decline in variable separate accounts as compared to the general account reflects depreciation of the funds held in the variable separate accounts as well as decreased net deposit activity.

The assets of the general account are available to support general account liabilities. For management purposes, it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities. General account assets primarily comprise cash, invested assets, and DAC, which represented essentially all of general account assets at September 30, 2001. Major types of invested asset holdings included fixed maturities, short-term investments, mortgages, real estate and other invested assets. The Company's fixed maturities, totaling $3,887.0 million, comprised 76.6% of the Company's portfolio of invested assets at September 30, 2001, and included both public and private issues. It is the Company's policy to acquire only investment-grade securities in the general account. As a result, the overall quality of the fixed maturity portfolio is high. At September 30, 2001, only 2.1% of the fixed maturity portfolio were rated below-investment-grade. Short-term investments in fixed maturity securities of $110.4 million represented 2.2% of the total portfolio. The Company's mortgage holdings amounted to $884.0 million at September 30, 2001 representing 17.4% of the total portfolio. All mortgage holdings at September 30, 2001 were in good standing. The Company believes that the high quality of its mortgage portfolio is largely attributable to its stringent underwriting standards. At September 30, 2001, investment real estate amounted to $79.7 million, representing about 1.6% of the total portfolio. The Company invests in real estate to enhance yields and, because of the long-term nature of these investments, the Company uses them for purposes of matching with products having long-term liability durations. Other invested assets amounted to $69.3 million, representing about 1.4% of the portfolio. These holdings comprised mainly leveraged lease investments. Policy loans represent the remaining 0.8% of invested assets.

Liabilities

As with assets, the proportion of variable separate account liabilities to total liabilities has been decreasing. Most of the Company's liabilities comprise reserves for life insurance and for annuity contracts and deposit funds. The Company expects the proportional trend in general account liabilities as compared to separate account liabilities to decline, because it believes that net deposits to variable products will continue to exceed net deposits for the fixed contracts associated with these liabilities. The introduction of the new GIC products has resulted in an absolute dollar increase in general account liabilities.

Capital Markets Risk Management

See Item 3, "Quantitative and Qualitative Disclosures About Market Risk", in this Quarterly Report on Form 10-Q for a discussion of the Company's capital markets risk management.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Capital resources

Capital adequacy

The National Association of Insurance Commissioners (''NAIC'') adopted regulations at the end of 1993 that established minimum capitalization requirements for insurance companies, based on risk-based capital (''RBC'') formulas applied to statutory surplus. These requirements are intended to identify undercapitalized companies, so that specific regulatory actions can be taken on a timely basis. The RBC formula for life insurance companies calculates capital requirements related to asset, insurance, interest rate, and business risks. According to the RBC calculation, the Company's capital has met its required capital at September 30, 2001 and at year-end 2000.

Liquidity

The Company's liquidity requirements are generally met by funds from operations. The Company's main uses of funds are to pay out death benefits and other maturing insurance and annuity contract obligations; to make pay-outs on contract terminations; to purchase new investments; to fund new business ventures; and to pay normal operating expenditures and taxes. The Company's main sources of funds are premiums and deposits on insurance and annuity products; proceeds from the sale of investments; income from investments; and repayments of investment principal.

In managing its general account assets in relation to its liabilities, the Company has segmented these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. Among other matters, this investment policy considers liquidity requirements and provides cash flow estimates. The Company reviews these policies quarterly.

The Company's liquidity targets are intended to enable it to meet its day-to-day cash requirements. On a quarterly basis, the Company compares its total "liquifiable" assets to its total demand liabilities. Liquifiable assets comprise cash and assets that could quickly be converted to cash should the need arise. These assets include short-term investments and other current assets and investment-grade bonds. The Company's policy is to maintain a liquidity ratio in excess of 100%. Based on its ongoing liquidity analyses, the Company believes that its available liquidity is more than sufficient to meet its liquidity needs.

OTHER MATTERS

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital. There was no gain or loss realized on this transaction. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I which holds, as an investment, the $600 million of subordinated debentures of Sun Life of Canada (U.S.) Holdings, Inc., the Company's parent. Sun Life of Canada (U.S.) Limited Partnership I also has $607.8 million of Partnership Capital Securities issued to an affiliated business trust, representing the limited partner interest.

On March 12, 2001, the Company purchased Vision Financial Corporation for approximately $5.0 million. Vision Financial Corporation, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite.

The national tragedy of September 11, 2001 has had an adverse impact on the airline, hotel and hospitality businesses. The Company has approximately $211 million of fixed maturities invested in entities associated with these industries. The Company has considered the recoverability of these investments and has recorded them at fair value, which was above cost, as of September 30, 2001 in the consolidated financials statements. The Company will continue to monitor the recoverability of these investments to determine if any other than temporary declines due to the decrease in market value are necessary. The Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there is no material claims exposure to the Company.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

This discussion covers market risks associated with investment portfolios that support the Company's general account liabilities. This discussion does not cover market risks associated with those investment portfolios that support separate account products. For these products, the policyholder, rather than the Company, assumes these market risks.

General

The assets of the general account are available to support general account liabilities. For purposes of managing these assets in relation to these liabilities, the Company notionally segments these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy statement that it has established for that segment. The policy statement covers the segment's liability characteristics and liquidity requirements, provides cash flow estimates, and sets targets for asset mix, duration, and quality. Each quarter, investment and business unit managers review these policies to ensure that the policies remain appropriate, taking into account each segment's liability characteristics.

Types of market risks

The Company's management believes that stringent underwriting standards and practices have resulted in high-quality portfolios and have the effect of limiting credit risk. It is the Company's policy, for example, not to purchase below-investment-grade securities. Also, as a matter of investment policy, the Company assumes no foreign currency or commodity risk, nor does it assume equity price risk except to the extent that it holds real estate in its portfolios. (At September 30, 2001, investment real estate holdings represented approximately 1.6% of the Company's total general account investment portfolio.) The management of interest rate risk exposure is discussed below.

Interest rate risk management

The Company's fixed interest rate liabilities are primarily supported by well diversified portfolios of fixed interest investments. They are also supported by holdings of real estate and floating rate notes. All of the fixed interest investments are held for other than trading purposes and can include publicly issued and privately placed bonds and commercial mortgage loans. Public bonds can include Treasury bonds, corporate bonds, and money market instruments. The Company's fixed income portfolios also hold securitized assets, including mortgage-backed securities ("MBS") and asset-backed securities. These securities are subject to the same standards applied to other portfolio investments, including relative value criteria and diversification guidelines. In portfolios backing interest-sensitive liabilities, the Company's practice is to limit MBS holdings to less than 10% of total portfolio assets. In all portfolios, the Company restricts MBS investments to pass-through securities issued by U.S. government agencies and to collateralized mortgage obligations, which are expected to exhibit relatively low volatility. The Company does not engage in leveraged transactions and it does not invest in the more speculative forms of these instruments such as the interest-only, principal-only, or inverse floater.

Changes in the level of domestic interest rates affect the market value of fixed interest assets and liabilities. Segments whose liabilities mainly arise from the sale of products containing interest rate guarantees for certain terms are sensitive to changes in interest rates. In these segments, the Company uses ''immunization'' strategies, which are specifically designed to minimize the loss from wide fluctuations in interest rates. The Company supports these strategies using analytical and modeling software acquired from outside vendors.

Significant features of the Company's immunization models include:
o	an economic or market value basis for both assets and liabilities;

o	an option pricing methodology;

o	the use of effective duration and convexity to measure interest rate sensitivity; and


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
o	the use of key rate durations to estimate interest rate exposure at different parts of the yield curve.

The Company's Interest Rate Risk Committee meets monthly. After reviewing duration analyses, market conditions and forecasts, the Committee develops specific asset management strategies for the interest-sensitive portfolios. These strategies may involve managing to achieve small intentional mismatches, either in terms of total effective duration or for certain key rate durations, between the liabilities and related assets of particular segments. The Company manages these mismatches to a tolerance range of plus or minus 0.5.

Asset strategies may include the use of Treasury futures or interest rate swaps to adjust the duration profiles for particular portfolios. All derivative transactions are conducted under written operating guidelines and are marked to market. Total positions and exposures are reported to the Board of Directors on a monthly basis. The counterparties to hedging transactions are major highly rated financial institutions, with respect to which the risk of the Company's incurring losses related to credit exposures is considered remote.

Liabilities categorized as financial instruments and held in the Company's general account at September 30, 2001 had a fair value of $4,423.9 million. Fixed income investments supporting those liabilities had a fair value of $5,211.2 million at that date. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets on September 30, 2001. The analysis showed that if there were an immediate decrease of 100 basis points in interest rates, the fair value of the liabilities would show a net increase of $194 million and the corresponding assets would show a net increase of $165.1 million.

By comparison, liabilities categorized as financial instruments and held in the Company's general account at December 31, 2000 had a fair value of $4,368.9 million. Fixed income investments supporting those liabilities had a fair value of $5,084.2 million at that date. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets at December 31, 2000. The analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $133.0 million and the corresponding assets would show a net decrease of $180.0 million.

The Company produced these estimates using computer models. Since these models reflect assumptions about the future, they contain an element of uncertainty. For example, the models contain assumptions about future policyholder behavior and asset cash flows. Actual policyholder behavior and asset cash flows could differ from what the models show. As a result, the models' estimates of duration and market values may not reflect what actually will occur. The models are further limited by the fact that they do not provide for the possibility that management action could be taken to mitigate adverse results. The Company believes that this limitation is one of conservatism; that is, it will tend to cause the models to produce estimates that are generally worse than one might actually expect, all other things being equal.

Based on its processes for analyzing and managing interest rate risk, the Company's management believes its exposure to interest rate changes will not materially affect its near-term financial position, results of operations, or cash flows.

Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited)

Assets:
Investments in:
AIM Variable Insurance Fund, Inc.	Shares	Cost	Value
V.I. Capital Appreciation Fund (AIM1)	2,048,328	$ 63,779,514	$ 44,489,685
V.I. Growth Fund (AIM2)	2,291,121	60,762,447	37,505,644
V.I. Growth and Income Fund (AIM3)	2,745,432	75,421,705	55,457,729
V.I. International Equity Fund (AIM4)	3,634,202	70,473,836	54,185,957
V.I. Value Fund (AIM5)	154,327	3,640,424	3,603,548
The Alger American Fund
Growth Portfolio (AL1)	2,375,835	118,103,256	87,359,452
Income and Growth Portfolio (AL2)	5,612,152	73,278,170	59,320,446
Small Capitalization Portfolio (AL3)	783,333	17,327,557	12,964,168
Alliance Variable Products Series Fund, Inc.
Growth and Income Fund (AN3)	711,622	15,334,792	15,677,023
Premier Growth Fund (AN1)	205,780	5,088,363	5,144,499
Quasar Fund (AN5)	195,445	2,176,769	1,950,541
Technology Fund (AN2)	74,009	1,252,396	1,269,256
Worldwide Privatization Fund (AN4)	26,441	314,572	321,781
Credit Suisse Institutional
Emerging Markets Portfolio (CS1)	155,201	1,897,774	1,308,345
Global Post-Venture Capital Portfolio (CS3)	59,522	991,688	578,553
International Equity Portfolio (CS2)	105,951	1,496,789	883,635
Small Company Growth Portfolio (CS4)	210,726	3,044,291	2,952,268
Fidelity Variable Insurance Products Funds
Contra Fund (FL1)	142,599	2,784,035	2,851,982
Growth Fund (FL3)	981,725	32,626,363	32,730,723
Overseas Fund (FL2)	1,741,619	23,964,328	24,051,764
Goldman Sachs Variable Insurance Trust
Capital Growth Fund (GS7)	77,634	802,142	798,856
VITsm CORE Large Cap Growth Fund	2,476,898	31,168,753	21,573,778
VITsm CORE Small Cap Equity Fund	709,993	7,380,600	7,696,324
VITsm CORE US Equity Fund	1,858,971	23,649,230	20,337,138
Growth and Income Fund (GS4)	832,073	8,730,884	7,763,245
International Equity Fund (GS5)	1,163,375	13,826,620	10,458,738
Internet Tollkeeper Fund (GS6)	74,307	331,355	335,126
INVESCO Variable Investment Funds, Inc.
Dynamics Fund (IV1)	109,368	1,327,764	1,371,474
Small Company Growth Fund (IV2)	63,413	899,665	933,440
J.P. Morgan Series Trust II
International Opportunities Portfolio (JP2)	839,400	9,496,444	7,428,692
Small Company Portfolio (JP3)	511,184	7,371,468	6,757,850
U.S. Disciplined Equity Portfolio (JP1)	1,441,929	23,036,382	18,831,589
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio (LA1)	5,641,256	131,210,335	130,369,421
International Portfolio (LA3)	53,185	335,963	332,937
Mid Cap Value (LA2)	1,534,022	22,971,636	23,700,643
MFS/Sun Life Series Trust

Capital Appreciation S Class (MFD)	36,939	704,503	737,135
Capital Appreciation Series (CAS)	1,301,023	42,696,425	25,985,299
Emerging Growth S Class (MFF)	61,028	937,947	973,048
Emerging Growth Series (EGS)	3,288,738	80,914,423	52,491,872
Government Securities S Class (MFK)	478,561	6,378,764	6,351,596
Government Securities Series (GSS)	4,006,780	52,218,373	53,197,942
High Yield S Class (MFC)	526,437	3,658,717	3,706,867
High Yield Series (HYS)	5,877,718	44,730,508	41,410,343
Massachusetts Investors Growth Stock S Class (M1B)	355,198	3,306,446	3,443,901
Massachusetts Investors Growth Stock Series (MIS)	5,700,353	75,973,656	55,285,896
Massachusetts Investors Trust S Class (MFL)	99,347	2,607,033	2,671,470
Massachusetts Investors Trust Series (MIT)	1,496,248	48,673,996	40,273,714
Money Market (MMS)	6,809,800	6,809,800	6,809,800
New Discovery S Class (M1A)	171,646	2,188,621	2,417,131
New Discovery Series (NWD)	2,422,563	35,569,556	34,145,880
Total Return S Class (MFJ)	482,833	8,444,626	8,657,514
Total Return Series (TRS)	2,633,517	48,382,840	47,279,244
Utilities S Class (MFE)	199,851	2,506,760	2,517,114
Utilities Series (UTS)	3,699,435	64,627,946	46,655,571
OCC Accumulation Trust
Equity Portfolio (OP1)	338,893	11,441,798	11,224,136
Managed Portfolio (OP4)	83,350	3,377,752	3,346,490
Mid Cap Portfolio (OP2)	1,082,224	13,992,969	14,566,731
Small Cap Portfolio (OP3)	231,622	6,742,434	7,472,124
Rydex Variable Trust
Nova Fund (RX1)	23,845	199,483	206,738
OTC Fund (RX2)	111,241	1,699,628	1,646,368
Salomon Brothers Variable Series Funds, Inc.
Capital Fund (SB1)	59,279	855,213	895,117
Investors Fund (SB2)	44,263	574,533	566,123
Strategic Bond Fund (SB3)	364,558	3,636,163	3,652,866
Total Return Fund (SB4)	383,132	4,059,161	3,980,746
Sun Capital Advisers Trust
Blue Chip Mid Cap Fund (SC5)	3,821,659	51,002,638	51,498,381
Davis Financial Fund (SC8)	762,815	8,061,223	8,000,643
Davis Venture Value Fund (SC7)	3,669,460	32,046,783	32,070,786
INVESCO Energy Fund (SCG)	90,224	759,375	773,270
INVESCO Health Sciences Fund (SCF)	426,188	4,330,492	4,363,323
INVESCO Technology Fund (SCD)	276,948	2,088,861	1,980,902
INVESCO Telecommunications Fund (SCE)	75,369	436,920	419,467
Investment Grade Bond Fund (SC2)	8,254,279	79,618,085	79,922,794
Investors Foundation Fund (SC6)	400,539	3,771,480	3,573,083
Money Market Fund (SC1)	115,307,464	115,307,464	115,307,464
Neuberger Berman Mid Cap Growth Fund (SCI)	277,676	2,548,981	2,429,298
Neuberger Berman Mid Cap Value Fund (SCH)	153,779	1,459,070	1,516,630
Real Estate Fund (SC3)	1,549,857	18,003,345	18,361,298
Select Equity Fund (SC4)	900,541	7,954,420	8,230,472
Value Equity Fund (SC9)	432,980	4,837,873	4,532,962
Value Managed Fund ( SCC)	236,010	2,574,255	2,475,203
Value Mid Cap Fund (SCA)	1,165,386	11,864,641	12,800,571
Value Small Cap Fund (SCB)	1,508,683	18,126,098	19,342,519
		$ 1,799,000,388	$ 1,553,464,092
Liability:
Payable to sponsor			(60,869)
Net assets			$ 1,553,403,223
	See notes to financial statements

Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued
	Applicable to Owners of			Reserve for
Net Assets Applicable Contract Owners:	Deferred Variable Annuity Contracts			Variable
Futurity Contracts:	Units	Unit Value	Value	Annuities	Total
AIM Variable Insurance Fund, Inc
AIM1	377,445	$10.6781	$ 4,030,443	$ 12,574	$ 4,043,017
AIM2	356,943	8.5268	3,043,663	7,425	3,051,088
AIM3	567,955	9.5897	5,446,523	5,377	5,451,900
AIM4	368,128	9.2033	3,387,874	9,372	3,397,246
The Alger American Fund
AL1	523,768	12.1917	6,385,663	13,250	6,398,913
AL2	342,981	13.6861	4,693,816	80,227	4,774,043
AL3	135,520	7.3331	993,836	-	993,836
Credit Suisse Institutional
CS1	33,041	7.9159	261,329	10,763	272,092
CS2	34,239	7.6865	263,010	-	263,010
CS3	20,242	8.3734	169,505	11,719	181,224
CS4	68,550	9.8671	676,364	-	676,364
Goldman Sachs Variable Insurance Trust
GS1	334,156	8.7762	2,932,465	26,852	2,959,317
GS2	139,154	10.7273	1,491,555	21,034	1,512,589
GS3	350,754	10.7283	3,762,873	1,261	3,764,134
GS4	255,333	8.0814	2,063,364	-	2,063,364
GS5	160,856	8.9643	1,441,955	9,095	1,451,050
J.P. Morgan Series Trust II
JP1	386,633	9.6535	3,731,071	11,410	3,742,481
JP2	75,007	8.2425	618,181	11,759	629,940
JP3	38,946	9.4377	367,211	-	367,211
Lord Abbett Series Fund, Inc.
LA1	751,073	12.1912	9,155,938	-	9,155,938
MFS/Sun Life Series Trust
CAS	475,135	9.5735	4,548,925	25,702	4,574,627
EGS	617,144	10.8690	6,707,848	20,763	6,728,611
GSS	593,532	11.9943	7,118,985	43,668	7,162,653
HYS	427,165	9.3961	4,013,658	25,678	4,039,336
MMS	598,302	11.3852	6,809,800	-	6,809,800
UTS	661,923	10.5860	7,006,943	97,948	7,104,891
OCC Accumulation Trust
OP1	491,210	10.6211	5,217,507	19,191	5,236,698
OP2	267,579	15.1861	4,062,730	19,625	4,082,355
OP3	263,678	12.1415	3,201,437	17,750	3,219,187
Salomon Brothers Variable Series Funds, Inc.
SB1	58,507	15.0967	895,117	-	895,117
SB2	46,806	12.0953	566,123	-	566,123
SB3	312,493	11.5906	3,621,260	30,406	3,651,666
SB4	377,628	10.5016	3,965,344	14,572	3,979,916
			$ 112,652,316	$ 547,421	$ 113,199,737


Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - Continued
	Applicable to Owners of			Reserve for
Futurity II Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1	971,025	$10.7052	$ 10,395,735	$ 18,056	$ 10,413,791
AIM2	1,723,304	7.7202	13,304,952	38,795	13,343,747
AIM3	2,064,005	9.3884	19,378,869	64,403	19,443,272
AIM4	1,750,456	8.8282	15,453,825	65,965	15,519,790
AIM5	7,640	8.8495	67,612	-	67,612
The Alger American Fund
AL1	2,652,347	10.7902	28,620,486	88,642	28,709,128
AL2	1,488,827	12.7372	18,963,807	139,950	19,103,757
AL3	591,126	8.0139	4,737,608	27,670	4,765,278
Alliance Variable Products Series Fund, Inc.
AN1	23,683	8.5520	202,536	-	202,536
AN2	6,363	-	51,355	-	51,355
AN3	261,464	9.2586	2,420,833	-	2,420,833
AN4	271	8.5446	2,315	-	2,315
AN5	106,292	9.4039	1,000,353	-	1,000,353
Credit Suisse Institutional Fund, Inc.					-
CS1	89,091	11.2837	1,005,365	7,760	1,013,125
CS2	67,000	8.7850	588,601	866	589,467
CS3	37,955	10.2032	387,287	3,631	390,918
CS4	178,034	12.3675	2,201,926	3,389	2,205,315
Fidelity Variable Insurance Products Funds
FL1	10,955	9.4614	103,683	-	103,683
FL2	761,375	8.0424	6,123,359	-	6,123,359
FL3	1,060,472	8.6775	9,202,723	-	9,202,723
Goldman Sachs Variable Insurance Trust
GS1	913,559	8.7775	8,019,192	40,007	8,059,199
GS2	190,152	13.0232	2,476,464	-	2,476,464
GS3	780,565	10.2766	8,021,548	91,329	8,112,877
GS4	268,295	9.0492	2,427,913	-	2,427,913
GS5	314,943	9.0410	2,847,486	28,058	2,875,544
GS6	175	7.2056	1,265	-	1,265
GS7	1,822	8.8162	16,069	-	16,069
INVESCO Variable Investment Funds, Inc.
IV1	4,782	8.0662	38,929	-	38,929
IV2	2,037	8.8373	18,004	-	18,004
J.P. Morgan Series Trust II
JP1	855,975	9.5446	8,170,223	73,213	8,243,436
JP2	269,728	9.3656	2,525,537	7,577	2,533,114
JP3	174,787	12.2521	2,141,482	4,515	2,145,997
Lord Abbett Series Fund, Inc.
LA1	2,706,650	12.8063	34,662,981	50,718	34,713,699
LA2	516,528	10.3719	5,358,372	-	5,358,372
LA3	-	-	-	-	-
MFS/Sun Life Series Trust
CAS	891,436	9.3559	8,340,730	38,477	8,379,207
EGS	1,764,833	10.0550	17,742,517	61,946	17,804,463
GSS	1,475,424	11.2806	16,639,300	51,112	16,690,412
HYS	1,367,270	9.7058	13,269,061	59,502	13,328,563
MIS	1,704,508	8.7652	14,939,648	43,469	14,983,117
MIT	1,491,783	8.4723	12,638,384	61,807	12,700,191
NWD	608,129	14.6303	8,897,903	7,757	8,905,660
TRS	1,120,957	11.1294	12,477,439	71,944	12,549,383
UTS	1,349,145	10.7347	14,484,096	185,304	14,669,400
OCC Accumulation Trust
OP1	479,567	10.6264	5,096,146	12,563	5,108,709
OP2	371,011	16.6051	6,160,665	38,168	6,198,833
OP3	181,826	15.2143	2,766,154	24,352	2,790,506
OP4	254,421	11.0623	2,814,518	-	2,814,518
Rydex Variable Trust
RX1	1,253	-	10,352	-	10,352
RX2	1,213	7.9375	9,622	-	9,622
Sun Capital Advisers Trust
SC1	2,302,744	11.0202	25,387,586	243,476	25,631,062
SC2	1,860,679	11.2097	20,849,616	259,253	21,108,869
SC3	372,457	13.7193	5,111,509	9,123	5,120,632
SC4	178,981	9.1216	1,632,204	6,500	1,638,704
SC5	644,981	14.6149	9,425,208	9,763	9,434,971
SC6	113,442	9.2544	1,049,929	12,415	1,062,344
SC7	169,936	8.6311	1,509,009	71,133	1,580,142
SC8	63,603	10.3750	668,994	-	668,994
SC9	39,884	9.1363	366,022		366,022
SCA	41,353	10.3043	470,672		470,672
SCB	391,359	10.7165	4,229,074		4,229,074
SCC	20,663	9.1340	189,566		189,566
SCD	1,418	7.0852	10,226	-	10,226
SCE	901	5.5130	4,975	-	4,975
SCF	73,312	10.1419	743,964	-	743,964
SCG	7,627	8.5014	64,953	-	64,953
SCH	18,174	9.8024	178,131	-	178,131
SCI	55,909	8.6664	484,883	-	484,883
			$ 419,601,751	$ 2,022,608	$ 421,624,359

	See notes to financial statements

Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued
	Applicable to Owners of			Reserve for
Futurity Focus Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1	51,961	$ 9.7401	$ 506,129	$ -	$ 506,129
AIM2	101,644	6.5105	661,785	-	661,785
AIM3	117,787	7.9601	937,634	45,529	983,163
AIM4	84,003	8.5036	714,346	-	714,346
The Alger American Fund
AL1	112,241	8.7955	987,218	51,135	1,038,353
AL2	84,103	11.0010	925,238	-	925,238
AL3	41,509	7.2188	299,651	-	299,651
Credit Suisse Institutional Fund, Inc.
CS1	2,058	11.1384	22,915	-	22,915
CS2	3,679	8.4673	31,133	-	31,133
CS3	518	9.0915	4,706	-	4,706
CS4	5,920	11.8952	70,418	-	70,418
Goldman Sachs Variable Insurance Trust
GS1	17,248	7.5709	130,585	-	130,585
GS2	6,817	13.1097	89,359	-	89,359
GS3	31,091	8.9259	277,521	-	277,521
GS4	32,281	8.6248	278,425	-	278,425
GS5	65,299	8.4696	553,070	-	553,070
J.P. Morgan Series Trust II
JP1	20,535	8.7021	178,700	47,252	225,952
JP2	46,409	8.6152	399,679	-	399,679
JP3	12,526	12.1442	152,128	-	152,128
Lord Abbett Series Fund, Inc.
LA1	135,962	11.7564	1,598,435	-	1,598,435
MFS/Sun Life Series Trust
CAS	54,457	8.4664	461,084	-	461,084
EGS	114,175	8.6993	993,792	50,152	1,043,944
GSS	54,736	11.5464	632,032	-	632,032
HYS	72,562	9.4328	684,472	-	684,472
MIS	121,172	8.8268	1,069,747	51,149	1,120,896
MIT	118,204	8.5318	1,008,374	-	1,008,374
NWD	31,253	14.7332	460,425	-	460,425
TRS	44,996	11.2076	504,212	-	504,212
UTS	72,646	10.2403	744,628	-	744,628
OCC Accumulation Trust
OP1	29,536	10.1673	300,304	-	300,304
OP2	22,707	16.4599	373,761	-	373,761
OP3	14,408	16.3483	235,575	-	235,575
OP4	10,624	10.5251	111,782	-	111,782
Sun Capital Advisers Trust
SC1	86,057	11.0156	947,819	-	947,819
SC2	148,113	11.2981	1,672,634	-	1,672,634
SC3	7,813	14.6892	114,732	-	114,732
SC4	7,155	9.1777	65,683	-	65,683
SC5	37,885	14.7048	557,120	-	557,120
SC6	8,643	9.3113	80,485	-	80,485
SC7	18,232	8.6647	159,370	-	159,370
SC8	1,214	10.4154	12,813	-	12,813
			$ 20,009,919	$ 245,217	$ 20,255,136
				-
	See notes to financial statements


Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued
	Applicable to Owners of			Reserve for
Futurity Accolade Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1 - Level 1	404,268	$ 9.1242	$ 3,688,629	$ -	$ 3,688,629
AIM1 - Level 2	592,086	9.1004	5,389,688	14,101	5,403,789
AIM1 - Level 3	558,578	9.0845	5,074,427	-	5,074,427
AIM1 - Level 4	84,473	9.0607	765,385	-	765,385
AIM2 - Level 1	418,762	6.4436	2,698,347	-	2,698,347
AIM2 - Level 2	584,677	6.4268	3,758,202	10,785	3,768,987
AIM2 - Level 3	483,784	6.4156	3,103,763	-	3,103,763
AIM2 - Level 4	140,250	6.3987	897,423	-	897,423
AIM3 - Level 1	349,444	8.1476	2,847,141	-	2,847,141
AIM3 - Level 2	510,706	8.1263	4,150,967	14,371	4,165,338
AIM3 - Level 3	388,252	8.1122	3,149,573	-	3,149,573
AIM3 - Level 4	169,180	8.0909	1,368,815	-	1,368,815
AIM4 -Level 1	522,237	7.5648	3,950,608	-	3,950,608
AIM4 -Level 2	652,050	7.5450	4,920,875	12,763	4,933,638
AIM4 -Level 3	516,971	7.5319	3,893,761	-	3,893,761
AIM4 -Level 4	181,054	7.5121	1,360,097	-	1,360,097
AIM5 -Level 1	21,683	8.8465	191,818	-	191,818
AIM5 -Level 2	26,666	8.8375	235,671	-	235,671
AIM5 -Level 3	31,887	8.8315	281,610	-	281,610
AIM5 -Level 4	16,925	8.8225	149,321	-	149,321
The Alger American Fund
AL1 - Level 1	595,202	9.1190	5,427,652	-	5,427,652
AL1 - Level 2	788,725	9.0952	7,171,850	16,052	7,187,902
AL1 - Level 3	434,498	9.0794	3,944,973	-	3,944,973
AL1 - Level 4	149,964	9.0556	1,358,010	-	1,358,010
AL2 - Level 1	422,986	11.4725	4,852,720	-	4,852,720
AL2 - Level 2	381,862	11.4426	4,369,107	17,889	4,386,996
AL2 - Level 3	429,521	11.4227	4,906,285	-	4,906,285
AL2 - Level 4	85,598	11.3928	975,200	-	975,200
AL3 - Level 1	136,983	6.6714	913,870	-	913,870
AL3 - Level 2	290,066	6.6540	1,927,823	11,130	1,938,953
AL3 - Level 3	108,735	6.6424	722,259	-	722,259
AL3 - Level 4	47,965	6.6249	317,767	-	317,767
Alliance Variable Insurance Trust
AN1 - Level 1	26,141	8.5491	223,480	-	223,480
AN1 - Level 2	27,141	8.5403	231,797	-	231,797
AN1 - Level 3	60,781	8.5345	518,736	-	518,736
AN1 - Level 4	16,124	8.5258	137,469	-	137,469
AN2 - Level 1	4,401	8.0690	35,511	-	35,511
AN2 - Level 2	4,753	8.0608	38,321	-	38,321
AN2 - Level 3	8,494	8.0553	68,422	-	68,422
AN2 - Level 4	8,239	8.0470	66,302	-	66,302
AN3 - Level 1	153,121	9.2554	1,417,204	-	1,417,204
AN3 - Level 2	83,662	9.2460	773,575	-	773,575
AN3 - Level 3	168,454	9.2397	1,556,470	-	1,556,470
AN3 - Level 4	58,471	9.2302	539,706	-	539,706
AN4 - Level 1	2,793	8.5417	23,856	-	23,856
AN4 - Level 2	1,533	8.5330	13,088	-	13,088
AN4 - Level 3	-	-	-	-	-
AN4 - Level 4	4,851	8.5184	41,325	-	41,325
AN5 - Level 1	24,698	9.4007	232,223	-	232,223
AN5 - Level 2	178	9.3912	1,669	-	1,669
AN5 - Level 3	3,271	9.3848	30,701	-	30,701
AN5 - Level 4	176	9.3752	1,648	-	1,648
Fidelity Variable Insurance Products Funds
FL1 - Level 1	22,299	9.4582	210,904	-	210,904
FL1 - Level 2	19,771	9.4485	186,808	-	186,808
FL1 - Level 3	15,539	9.4420	146,717	-	146,717
FL1 - Level 4	15,458	9.4325	145,806	-	145,806
FL2 - Level 1	187,551	8.0396	1,507,849	-	1,507,849
FL2 - Level 2	164,066	8.0314	1,317,687	-	1,317,687
FL2 - Level 3	225,636	8.0260	1,810,949	-	1,810,949
FL2 - Level 4	110,150	8.0177	883,152	-	883,152
FL3 - Level 1	255,945	8.6745	2,220,219	-	2,220,219
FL3 - Level 2	201,441	8.6657	1,745,620	-	1,745,620
FL3 - Level 3	232,466	8.6598	2,013,110	-	2,013,110
FL3 - Level 4	132,166	8.6509	1,143,352	-	1,143,352
Goldman Sachs Variable Insurance Trust
GS1 -Level 1	170,439	7.5251	1,282,577	-	1,282,577
GS1 -Level 2	224,721	7.5055	1,686,939	-	1,686,939
GS1 -Level 3	221,641	7.4924	1,660,623	-	1,660,623
GS1 -Level 4	29,392	7.4727	219,640	-	219,640
GS2 - Level 1	38,999	12.4337	484,899	-	484,899
GS2 - Level 2	60,241	12.4013	747,043	-	747,043
GS2 - Level 3	36,913	12.3797	456,966	-	456,966
GS2 - Level 4	3,505	12.3472	43,279	-	43,279
GS3 - Level 1	115,796	9.1000	1,053,744	-	1,053,744
GS3 - Level 2	167,483	9.0763	1,520,191	-	1,520,191
GS3 - Level 3	101,618	9.0605	920,711	-	920,711
GS3 - Level 4	20,439	9.0367	184,702	-	184,702
GS4 - Level 1	92,584	9.4039	870,650	-	870,650
GS4 - Level 2	73,571	9.3794	690,108	-	690,108
GS4 - Level 3	40,638	9.3631	380,499	-	380,499
GS4 - Level 4	5,914	9.3385	55,226	-	55,226
GS5 - Level 1	133,185	7.9292	1,056,053	-	1,056,053
GS5 - Level 2	149,556	7.9085	1,182,826	-	1,182,826
GS5 - Level 3	59,152	7.8948	466,993	-	466,993
GS5 - Level 4	13,543	7.8740	106,639	-	106,639
GS6 - Level 1	2,090	7.2031	15,054	-	15,054
GS6 - Level 2	2,598	7.1958	18,696	-	18,696
GS6 - Level 3	-	-	-	-	-
GS6 - Level 4	2,077	7.1835	14,920	-	14,920
GS7 - Level 1	5,603	8.8132	49,384	-	49,384
GS7 - Level 2	2,637	8.8042	23,217	-	23,217
GS7 - Level 3	1,443	8.7982	12,699	-	12,699
GS7 - Level 4	3,320	8.7892	29,176	-	29,176
INVESCO Variable Investment Fund, Inc.
IV - Level 1	4,161	8.0634	33,554	-	33,554
IV - Level 2	14,391	8.0552	115,938	-	115,938
IV - Level 3	26,258	8.0497	211,370	-	211,370
IV - Level 4	5,543	8.0415	44,572	-	44,572
IV2 - Level 1	3,029	8.8343	26,763	-	26,763
IV2 - Level 2	15,353	8.8252	135,501	-	135,501
IV2 - Level 3	2,897	8.8192	25,553	-	25,553
IV2 - Level 4	2,236	8.8102	19,699	-	19,699
J.P. Morgan Series Trust II
JP1 - Level 1	99,457	8.7824	873,476	-	873,476
JP1 - Level 2	111,420	8.7595	976,113	-	976,113
JP1 - Level 3	34,848	8.7443	304,719	-	304,719
JP1 - Level 4	231,789	8.7213	2,021,506	-	2,021,506
JP2 - Level 1	96,812	7.7775	752,962	-	752,962
JP2 - Level 2	117,806	7.7572	914,316	-	914,316
JP2 - Level 3	57,419	7.7437	444,641	-	444,641
JP2 - Level 4	10,107	7.7234	78,063	-	78,063
JP3 - Level 1	51,579	10.8609	560,197	-	560,197
JP3 - Level 2	101,183	10.8326	1,096,191	-	1,096,191
JP3 - Level 3	48,113	10.8137	520,274	-	520,274
JP3 - Level 4	19,146	10.7853	206,501	-	206,501
Lord Abbett Series Fund, Inc.
LA1 - Level 1	571,453	11.9745	6,842,860	24,767	6,867,627
LA1 - Level 2	677,097	11.9433	8,087,295	-	8,087,295
LA1 - Level 3	675,576	11.9225	8,054,561	-	8,054,561
LA1 - Level 4	453,934	11.8913	5,397,864	-	5,397,864
LA2 - Level 1	144,185	10.3684	1,494,966	-	1,494,966
LA2 - Level 2	107,128	10.3578	1,109,675	-	1,109,675
LA2 - Level 3	112,504	10.3508	1,164,513	-	1,164,513
LA2 - Level 4	74,670	10.3402	772,108	-	772,108
LA3 - Level 1	2,079	7.8719	16,368	-	16,368
LA3 - Level 2	-	-	-	-	-
LA3 - Level 3	216	7.8585	1,701	-	1,701
LA3 - Level 4	387	7.8504	3,036	-	3,036
MFS/Sun Life Series Trust
CAS - Level 1	191,038	8.6375	1,650,095	-	1,650,095
CAS - Level 2	211,067	8.6150	1,816,715	-	1,816,715
CAS - Level 3	198,658	8.6000	1,708,449	-	1,708,449
CAS - Level 4	24,375	8.5774	209,073	-	209,073
EGS - Level 1	521,856	8.1556	4,256,035	-	4,256,035
EGS - Level 2	747,965	8.1343	6,084,618	-	6,084,618
EGS - Level 3	463,022	8.1201	3,759,777	-	3,759,777
EGS - Level 4	52,022	8.0988	421,311	-	421,311
GSS - Level 1	271,555	11.6972	3,176,440	-	3,176,440
GSS - Level 2	301,605	11.6668	3,519,095	-	3,519,095
GSS - Level 3	182,148	11.6465	2,121,383	-	2,121,383
GSS - Level 4	33,311	11.6160	386,935	-	386,935
HYS - Level 1	302,577	9.4783	2,867,913	-	2,867,913
HYS - Level 2	330,231	9.4536	3,122,878	-	3,122,878
HYS - Level 3	178,539	9.4371	1,684,895	-	1,684,895
HYS - Level 4	47,414	9.4124	446,280	-	446,280
MIA - Level 1	7,517	10.3009	77,429	-	77,429
MIA - Level 2	1,773	10.2955	18,214	-	18,214
MIA - Level 3	1,025	10.2918	10,545	-	10,545
MIA - Level 4	5,035	10.2864	51,789	-	51,789
M1B - Level 1	26,405	9.7687	257,823	-	257,823
M1B - Level 2	4,478	9.7636	43,726	-	43,726
M1B - Level 3	4,881	9.7602	47,644	-	47,644
M1B - Level 4	4,082	9.7550	39,818	-	39,818
MFC - Level 1	14,842	9.8804	146,796	-	146,796
MFC - Level 2	9,775	9.8752	96,526	-	96,526
MFC - Level 3	17,007	9.8717	167,891	-	167,891
MFC - Level 4	48,874	9.8665	482,214	-	482,214
MFD - Level 1	1,782	9.7147	17,299	-	17,299
MFD - Level 2	106	9.7096	1,026	-	1,026
MFE - Level 1	3,741	8.9236	33,388	-	33,388
MFE - Level 2	16,298	8.9189	145,386	-	145,386
MFE - Level 3	4,149	8.9158	36,993	-	36,993
MFE - Level 4	20,490	8.9110	182,587	-	182,587
MFF - Level 1	25,552	9.7072	248,058	-	248,058
MFF - Level 2	558	9.7021	5,418	-	5,418
MFF - Level 4	2,528	9.6936	24,507	-	24,507
MFJ - Level 1	37,438	9.9609	372,912	-	372,912
MFJ - Level 2	29,895	9.9556	297,711	-	297,711
MFJ - Level 3	53,325	9.9522	530,702	-	530,702
MFJ - Level 4	53,569	9.9469	532,843	-	532,843
MFK - Level 1	9,783	10.1131	98,941	-	98,941
MFK - Level 2	44,637	10.1078	451,057	-	451,057
MFK - Level 3	33,913	10.1043	342,671	-	342,671
MFK - Level 4	24,372	10.0990	246,133	-	246,133
MFL - Level 1	12,148	9.6642	117,428		117,428
MFL - Level 1	4,834	9.6591	46,690		46,690
MFL - Level 1	50,820	9.6557	490,700		490,700
MFL - Level 1	8,725	9.6506	84,203		84,203
MIS - Level 1	392,962	8.9716	3,525,500	-	3,525,500
MIS - Level 2	597,925	8.9482	5,348,786	-	5,348,786
MIS - Level 3	518,287	8.9326	4,629,651	-	4,629,651
MIS - Level 4	118,221	8.9092	1,053,255	-	1,053,255
MIT - Level 1	315,386	9.3487	2,948,433	-	2,948,433
MIT - Level 2	393,588	9.3243	3,670,059	-	3,670,059
MIT - Level 3	377,859	9.3081	3,517,135	-	3,517,135
MIT - Level 4	79,965	9.2837	742,367	-	742,367
NWD - Level 1	179,957	14.6705	2,640,057	-	2,640,057
NWD - Level 2	273,056	14.6322	3,994,993	-	3,994,993
NWD - Level 3	197,691	14.6068	2,887,629	-	2,887,629
NWD - Level 4	34,159	14.5684	497,640	-	497,640
TRS - Level 1	304,795	11.9227	3,633,995	26,100	3,660,095
TRS - Level 2	463,198	11.8917	5,507,489	-	5,507,489
TRS - Level 3	253,585	11.8710	3,010,308	-	3,010,308
TRS - Level 4	72,725	11.8399	861,062	-	861,062
UTS - Level 1	325,547	9.4609	3,079,955	16,636	3,096,591
UTS - Level 2	489,348	9.4362	4,617,576	-	4,617,576
UTS - Level 3	235,151	9.4198	2,212,928	-	2,212,928
UTS - Level 4	88,937	9.3951	835,571	-	835,571
OCC Accumulation Trust
OP1 - Level 1	19,808	10.6338	212,401	-	212,401
OP1 - Level 2	13,280	10.6061	140,853	-	140,853
OP1 - Level 3	14,397	10.5877	152,430	-	152,430
OP1 - Level 4	6,893	10.5599	72,795	-	72,795
OP2 - Level 1	80,882	16.3655	1,323,677	-	1,323,677
OP2 - Level 2	92,396	16.3229	1,508,187	-	1,508,187
OP2 - Level 3	59,759	16.2945	973,736	-	973,736
OP2 - Level 4	6,392	16.2518	103,884	-	103,884
OP3 - Level 1	17,916	16.0106	286,840	-	286,840
OP3 - Level 2	46,852	15.9689	748,851	-	748,851
OP3 - Level 3	6,271	15.9411	99,975	-	99,975
OP3 - Level 4	5,655	15.8994	89,906	-	89,906
OP4 - Level 1	26,412	10.7277	283,342	-	283,342
OP4 - Level 2	12,616	10.6997	134,994	-	134,994
OP4 - Level 4	174	10.6531	1,854	-	1,854
Rydex Variable Trust
RX1 - Level 1	16	8.2573	129	-	129
RX1 - Level 2	1,676	8.2488	13,827	-	13,827
RX1 - Level 3	1,940	8.2432	15,992	-	15,992
RX1 - Level 4	2,412	8.2348	19,860	-	19,860
RX2 - Level 1	6,973	7.9348	55,333	-	55,333
RX2 - Level	11,082	7.9267	87,826	-	87,826
RX2 - Level 3	22,364	7.9213	177,150	-	177,150
RX2 - Level 4	5,153	7.9131	40,777	-	40,777
Sun Capital Advisers Trust
SC1 - Level 1	1,233,229	10.7349	13,238,569	-	13,238,569
SC1 - Level 2	1,942,076	10.7069	20,791,230	-	20,791,230
SC1 - Level 3	801,224	10.6883	8,563,706	-	8,563,706
SC1 - Level 4	113,904	10.6603	1,214,246	-	1,214,246
SC2 - Level 1	581,035	11.4715	6,665,355	-	6,665,355
SC2 - Level 2	552,746	11.4416	6,318,646	-	6,318,646
SC2 - Level 3	450,063	11.4217	5,140,488	-	5,140,488
SC2 - Level 4	272,819	11.3918	3,107,898	-	3,107,898
SC3 - Level 1	97,704	14.7767	1,443,741	-	1,443,741
SC3 - Level 2	80,220	14.7382	1,182,461	-	1,182,461
SC3 - Level 3	76,543	14.7126	1,126,148	-	1,126,148
SC3 - Level 4	43,197	14.6741	633,869	-	633,869
SC4 - Level 1	44,076	9.9482	438,480	-	438,480
SC4 - Level 2	123,178	9.9222	1,223,912	-	1,223,912
SC4 - Level 3	143,103	9.9050	1,417,431	-	1,417,431
SC4 - Level 4	23,923	9.8790	236,334	-	236,334
SC5 - Level 1	251,592	15.5116	3,902,583	-	3,902,583
SC5 - Level 2	418,350	15.4711	6,471,066	-	6,471,066
SC5 - Level 3	258,645	15.4442	3,994,559	-	3,994,559
SC5 - Level 4	146,226	15.4037	2,252,421	-	2,252,421
SC6 - Level 1	6,553	10.0098	65,596	-	65,596
SC6 - Level 2	32,747	9.9837	327,027	-	327,027
SC6 - Level 3	34,231	9.9663	341,154	-	341,154
SC6 - Level 4	9,231	9.9402	91,757	-	91,757
SC7 - Level 1	153,630	8.6247	1,325,018	-	1,325,018
SC7 - Level 2	217,157	8.6056	1,869,938	-	1,869,938
SC7 - Level 3	255,374	8.5929	2,194,389	-	2,194,389
SC7 - Level 4	99,065	8.5737	849,350	-	849,350
SC8 - Level 1	50,731	10.3673	525,942	-	525,942
SC8 - Level 2	49,367	10.3444	510,682	-	510,682
SC8 - Level 3	38,310	10.3291	395,703	-	395,703
SC8 - Level 4	48,921	10.3060	504,179	-	504,179
SC9 - Level 1	26,105	10.8135	282,285	-	282,285
SC9 - Level 2	31,387	10.7896	338,660	-	338,660
SC9 - Level 3	38,371	10.7736	413,394	-	413,394
SC9 - Level 4	14,079	10.7496	151,339	-	151,339
SCA - Level 1	96,665	10.8136	1,045,292	-	1,045,292
SCA - Level 2	76,711	10.7896	827,573	-	827,573
SCA - Level 3	59,407	10.7736	640,029	-	640,029
SCA - Level 4	32,644	10.7496	350,915	-	350,915
SCB - Level 1	125,898	12.9971	1,635,080	-	1,635,080
SCB - Level 2	67,696	12.9683	877,905	-	877,905
SCB - Level 3	74,143	12.9492	960,086	-	960,086
SCB - Level 4	62,496	12.9203	807,471	-	807,471
SCC - Level 1	2,831	10.4670	29,630	-	29,630
SCC - Level 2	48,976	10.4438	511,389	-	511,389
SCC - Level 3	14,613	10.4283	152,385	-	152,385
SCC - Level 4	13,973	10.4051	145,388	-	145,388
SCD - Level 1	378	7.0828	2,680	-	2,680
SCD - Level 2	3,565	7.0755	25,245	-	25,245
SCD - Level 3	12,997	7.0707	91,899	-	91,899
SCD - Level 4	6,994	7.0635	49,400	-	49,400
SCE - Level 3	4,388	5.5017	24,144	-	24,144
SCE - Level 4	19,073	5.4961	104,828	-	104,828
SCF - Level 1	21,640	10.1385	219,400	-	219,400
SCF - Level 2	11,403	10.1282	115,507	-	115,507
SCF - Level 3	16,871	10.1213	170,759	-	170,759
SCF - Level 4	22,828	10.1109	230,815	-	230,815
SCG - Level 1	7,078	8.4985	60,125	-	60,125
SCG - Level 2	4,039	8.4898	34,288	-	34,288
SCG - Level 3	5,444	8.4841	46,187	-	46,187
SCG - Level 4	4,428	8.4754	37,533	-	37,533
SCH - Level 1	10,932	9.7991	107,139	-	107,139
SCH - Level 2	2,329	9.7891	22,800	-	22,800
SCH - Level 3	7,911	9.7825	77,394	-	77,394
SCH - Level 4	5,329	9.7725	52,082	-	52,082
SCI - Level 1	16,751	8.6634	145,120	-	145,120
SCI - Level 2	32,815	8.6546	283,968	-	283,968
SCI - Level 3	14,930	8.6487	129,124	-	129,124
SCI - Level 4	19,490	8.6398	168,386	-	168,386
			$ 384,057,113	$ 164,594	$ 384,221,707
	See notes to financial statements


Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued
	Applicable to Owners of			Reserve for
Futurity Focus II Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1 - Level 3	80,755	$ 5.7544	$ 464,748	$ -	$ 464,748
AIM1 - Level 4	62,559	5.7416	359,189	-	359,189
AIM1 - Level 5	75,175	5.7331	430,986	-	430,986
AIM1 - Level 6	22,439	5.7203	128,357	-	128,357
AIM2 - Level 3	77,656	4.5564	353,877	-	353,877
AIM2 - Level 4	99,330	4.5462	451,574	-	451,574
AIM2 - Level 5	89,100	4.5395	404,469	-	404,469
AIM2 - Level 6	6,311	4.5294	28,584	-	28,584
AIM3 - Level 3	88,603	5.9731	529,289	-	529,289
AIM3 - Level 4	66,244	5.9598	394,804	-	394,804
AIM3 - Level 5	70,301	5.9510	418,361	-	418,361
AIM3 - Level 6	15,992	5.9377	94,957	-	94,957
AIM4 - Level 3	135,118	5.9063	798,044	-	798,044
AIM4 - Level 4	223,459	5.8932	1,316,978	-	1,316,978
AIM4 - Level 5	105,821	5.8844	622,693	-	622,693
AIM4 - Level 6	10,195	5.8713	59,856	-	59,856
AIM5 - Level 1	12,557	8.8645	111,311	-	111,311
AIM5 - Level 3	20,399	8.8495	180,523	-	180,523
AIM5 - Level 4	4,960	8.8405	43,851	-	43,851
AIM5 - Level 5	7,543	8.8345	66,638	-	66,638
AIM5 - Level 6	15,558	8.8255	137,305	-	137,305
The Alger American Fund
AL1 - Level 3	93,641	6.7375	630,922	-	630,922
AL1 - Level 4	22,845	6.7225	153,576	-	153,576
AL1 - Level 5	51,588	6.7126	346,287	-	346,287
AL1 - Level 6	30,122	6.6976	201,744	-	201,744
AL2 - Level 1	12,421	7.5326	93,563	-	93,563
AL2 - Level 3	60,765	7.5048	456,040	-	456,040
AL2 - Level 4	69,424	7.4881	519,856	-	519,856
AL2 - Level 5	44,664	7.4770	333,957	-	333,957
AL2 - Level 6	34,299	7.4604	255,887	-	255,887
AL3 - Level 1	9,522	4.8612	46,290	-	46,290
AL3 - Level 3	16,454	4.8432	79,692	-	79,692
AL3 - Level 4	7,262	4.8324	35,092	-	35,092
AL3 - Level 5	13,641	4.8252	65,823	-	65,823
Alliance Variable Products Series Fund, Inc.
AN1 - Level 1	14,109	8.5665	120,870	-	120,870
AN1 - Level 3	13,423	8.5520	114,789	-	114,789
AN1 - Level 4	10,054	8.5432	85,896	-	85,896
AN1 - Level 5	13,210	8.5375	112,783	-	112,783
AN1 - Level 6	15,160	8.5287	129,294	-	129,294
AN2 - Level 3	11,035	8.0717	89,077	-	89,077
AN2 - Level 4	11,277	8.0635	90,934	-	90,934
AN2 - Level 5	6,525	8.0580	52,581	-	52,581
AN2 - Level 6	1,155	8.0498	9,298	-	9,298
AN3 - Level 3	30,309	9.2586	280,628	-	280,628
AN3 - Level 4	22,804	9.2491	210,915	-	210,915
AN3 - Level 5	40,619	9.2428	375,439	-	375,439
AN3 - Level 6	35,568	9.2334	328,411	-	328,411
AN4 - Level 3	1,433	8.5446	12,236	-	12,236
AN4 - Level 5	3,252	8.5301	27,738	-	27,738
AN5 - Level 4	1,896	9.3944	17,817	-	17,817
AN5 - Level 6	341	9.3784	3,197	-	3,197
Fidelity Variable Insurance Products Funds
FL1 - Level 3	15,808	9.4614	149,563	-	149,563
FL1 - Level 4	11,437	9.4517	108,099	-	108,099
FL1 - Level 5	6,225	9.4453	58,795	-	58,795
FL1 - Level 6	4,091	9.4357	38,606	-	38,606
FL2 - Level 1	5,533	8.0560	44,571	-	44,571
FL2 - Level 3	77,993	8.0424	627,249	-	627,249
FL2 - Level 4	33,963	8.0342	272,868	-	272,868
FL2 - Level 5	44,128	8.0287	354,288	-	354,288
FL2 - Level 6	21,750	8.0205	174,444	-	174,444
FL3 - Level 3	88,471	8.6775	767,701	-	767,701
FL3 - Level 4	94,541	8.6686	819,523	-	819,523
FL3 - Level 5	42,308	8.6627	366,507	-	366,507
FL3 - Level 6	17,029	8.6539	147,363	-	147,363
Goldman Sachs Variable Insurance Trust
GS1 - Level 3	15,816	5.5213	87,334	-	87,334
GS1 - Level 4	25,427	5.5090	140,078	-	140,078
GS1 - Level 5	51,656	5.5008	284,150	-	284,150
GS1 - Level 6	2,361	5.4886	12,959	-	12,959
GS2 - Level 3	10,409	9.5791	99,704	-	99,704
GS2 - Level 4	5,528	9.5579	52,837	-	52,837
GS2 - Level 5	12,639	9.5437	120,626	-	120,626
GS3 - Level 3	11,328	7.5590	85,636	-	85,636
GS3 - Level 4	15,510	7.5422	116,979	-	116,979
GS3 - Level 5	8,308	7.5310	62,570	-	62,570
GS3 - Level 6	717	7.5143	5,390	-	5,390
GS4 - Level 3	10,740	8.1152	87,163	-	87,163
GS4 - Level 4	3,641	8.0972	29,482	-	29,482
GS4 - Level 5	15,838	8.0852	128,055	-	128,055
GS5 - Level 3	18,035	6.5977	119,002	-	119,002
GS5 - Level 4	25,892	6.5830	170,451	-	170,451
GS5 - Level 5	8,477	6.5733	55,724	-	55,724
GS5 - Level 6	7,131	6.5586	46,768	-	46,768
GS6 - Level 3	188	7.2056	1,351	-	1,351
GS6 - Level 4	512	7.1982	3,685	-	3,685
GS7 - Level 3	323	8.8162	2,846	-	2,846
GS7 - Level 4	715	8.8072	6,295	-	6,295
GS7 - Level 6	8,089	8.7922	71,122	-	71,122
INVESCO Variable Investment Funds, Inc.
IV1 - Level 3	1,092	8.0662	8,812	-	8,812
IV1 - Level 4	534	8.0579	4,304	-	4,304
IV1 - Level 5	10,117	8.0525	81,466	-	81,466
IV2 - Level 3	12,335	8.8373	109,015	-	109,015
IV2 - Level 4	2,805	8.8282	24,760	-	24,760
IV2 - Level 5	3,111	8.8223	27,449	-	27,449
IV2 - Level 6	608	8.8132	5,363	-	5,363
J.P. Morgan Series Trust II
JP1 - Level 3	1,896	7.4673	14,161	-	14,161
JP1 - Level 4	3,199	7.4508	23,835	-	23,835
JP1 - Level 5	23,952	7.4398	178,200	-	178,200
JP1 - Level 6	26,958	7.4232	200,120	-	200,120
JP2 - Level 3	23,563	6.8260	160,850	-	160,850
JP2 - Level 4	18,554	6.8108	126,368	-	126,368
JP2 - Level 5	8,420	6.8007	57,262	-	57,262
JP3 - Level 3	9,390	7.7245	72,540	-	72,540
JP3 - Level 4	9,739	7.7073	75,060	-	75,060
JP3 - Level 5	1,413	7.6959	10,872	-	10,872
Lord Abbett Series Fund, Inc.
LA1 - Level 3	164,405	10.4950	1,725,447	-	1,725,447
LA1 - Level 4	148,326	10.4718	1,553,231	-	1,553,231
LA1 - Level 5	102,080	10.4563	1,067,373	-	1,067,373
LA1 - Level 6	66,402	10.4330	692,771	-	692,771
LA2 - Level 1	10,072	10.3895	104,644	-	104,644
LA2 - Level 3	45,064	10.3719	467,399	-	467,399
LA2 - Level 4	38,248	10.3614	396,297	-	396,297
LA2 - Level 5	32,750	10.3543	339,103	-	339,103
LA2 - Level 6	17,653	10.3438	182,599	-	182,599
LA3 - Level 3	112	7.8745	883	-	883
LA3 - Level 6	2,991	7.8531	23,489	-	23,489
MFS/Sun Life Series Trust
CAS - Level 3	19,639	5.7164	112,298	-	112,298
CAS - Level 4	23,553	5.7037	134,340	-	134,340
CAS - Level 5	51,846	5.6953	295,275	-	295,275
CAS - Level 6	2,729	5.6826	15,509	-	15,509
EGS - Level 1	17,562	5.0220	88,198	-	88,198
EGS - Level 3	87,105	5.0035	435,844	-	435,844
EGS - Level 4	63,115	4.9923	315,094	-	315,094
EGS - Level 5	46,771	4.9849	233,153	-	233,153
EGS - Level 6	3,800	4.9738	18,899	-	18,899
GSS - Level 1	8,152	11.3682	92,674	-	92,674
GSS - Level 3	174,779	11.3264	1,979,491	-	1,979,491
GSS - Level 4	28,241	11.3012	319,162	-	319,162
GSS - Level 5	82,096	11.2846	926,423	-	926,423
GSS - Level 6	32,571	11.2595	366,735	-	366,735
HYS - Level 1	10,750	9.2504	99,443	-	99,443
HYS - Level 3	100,248	9.2163	923,448	-	923,448
HYS - Level 4	69,904	9.1958	642,827	-	642,827
HYS - Level 5	50,372	9.1822	462,524	-	462,524
HYS - Level 6	11,367	9.1618	104,144	-	104,144
MIA - Level 3	5,481	10.3027	56,451	-	56,451
MIA - Level 4	3,220	10.2973	33,153	-	33,153
MIA - Level 5	3,235	10.2937	33,301	-	33,301
MIA - Level 6	2,614	10.2882	26,892	-	26,892
M1B - Level 3	10,908	9.7705	106,531	-	106,531
M1B - Level 4	15,021	9.7653	146,685	-	146,685
M1B - Level 5	2,768	9.7619	27,020	-	27,020
M1B - Level 6	9,793	9.7567	95,551	-	95,551
MFC - Level 3	13,505	9.8821	133,450	-	133,450
MFC - Level 4	3,663	9.8769	36,181	-	36,181
MFC - Level 5	3,349	9.8734	33,065	-	33,065
MFC - Level 6	9,483	9.8682	93,583	-	93,583
MFD - Level 3	5,886	9.7164	57,202	-	57,202
MFD - Level 5	932	9.7078	9,050	-	9,050
MFE - Level 3	11,345	8.9252	101,237	-	101,237
MFE - Level 4	543	8.9204	4,842	-	4,842
MFE - Level 6	1,652	8.9126	14,727	-	14,727
MFF - Level 3	8,924	9.7089	86,637	-	86,637
MFF - Level 4	3,114	9.7038	30,219	-	30,219
MFF - Level 5	2,169	9.7004	21,041	-	21,041
MFF - Level 6	125	9.6953	1,213	-	1,213
MFJ - Level 5	8,578	9.9539	85,382	-	85,382
MFJ - Level 6	47,839	9.9487	475,938	-	475,938
MFK - Level 3	23,000	10.1149	232,685	-	232,685
MFK - Level 4	9,048	10.1096	91,474	-	91,474
MFK - Level 5	125,529	10.1061	1,268,607	-	1,268,607
MFK - Level 6	10,443	10.1008	105,482	-	105,482
MFL - Level 3	22,337	9.6659	215,874	-	215,874
MFL - Level 4	11,335	9.6608	109,507	-	109,507
MFL - Level 6	4,443	9.6523	42,890	-	42,890
MIS - Level 3	85,240	6.3414	540,594	-	540,594
MIS - Level 4	60,475	6.3274	382,647	-	382,647
MIS - Level 5	87,458	6.3180	552,561	-	552,561
MIS - Level 6	12,146	6.3039	76,567	-	76,567
MIT - Level 3	60,135	7.9625	478,836	-	478,836
MIT - Level 4	74,098	7.9448	588,693	-	588,693
MIT - Level 5	47,198	7.9331	374,423	-	374,423
MIT - Level 6	3,506	7.9154	27,751	-	27,751
NWD - Level 1	6,180	8.0590	49,800	-	49,800
NWD - Level 3	50,323	8.0292	404,124	-	404,124
NWD - Level 4	41,380	8.0114	331,509	-	331,509
NWD - Level 5	48,492	7.9995	387,913	-	387,913
NWD - Level 6	12,103	7.9817	96,600	-	96,600
TRS - Level 3	46,690	11.0569	515,711	-	515,711
TRS - Level 4	36,822	11.0324	406,235	-	406,235
TRS - Level 5	53,755	11.0161	592,167	-	592,167
TRS - Level 6	35,110	10.9916	385,915	-	385,915
UTS - Level 3	33,576	7.2240	242,553	-	242,553
UTS - Level 4	68,620	7.2080	494,528	-	494,528
UTS - Level 5	32,505	7.1973	233,947	-	233,947
UTS - Level 6	23,748	7.1813	170,541	-	170,541
Rydex Variable Trust
Nova Fund - Level 4	2,502	8.2517	20,652	-	20,652
Nova Fund - Level 5	3,388	8.2460	27,934	-	27,934
OTC Fund - Level 3	1,868	7.9375	14,826	-	14,826
OTC Fund - Level 5	12,513	7.9240	99,150	-	99,150
OTC Fund - Level 6	191	7.9159	1,510	-	1,510
Sun Capital Advisers Trust
SC1 - Level 3	232,559	10.4300	2,425,382	-	2,425,382
SC1 - Level 4	126,487	10.4069	1,316,340	-	1,316,340
SC1 - Level 5	73,000	10.3916	758,585	-	758,585
SC1 - Level 6	31,417	10.3685	325,746	-	325,746
SC2 - Level 1	10,011	11.2106	112,228	-	112,228
SC2 - Level 3	143,772	11.1693	1,604,635	-	1,604,635
SC2 - Level 4	103,825	11.1445	1,157,080	-	1,157,080
SC2 - Level 5	123,731	11.1280	1,376,885	-	1,376,885
SC2 - Level 6	51,212	11.1033	568,626	-	568,626
SC3 - Level 3	30,739	11.8982	365,740	-	365,740
SC3 - Level 4	30,122	11.8719	357,608	-	357,608
SC3 - Level 5	17,129	11.8543	203,051	-	203,051
SC3 - Level 6	12,583	11.8280	148,832	-	148,832
SC4 - Level 3	11,121	6.6639	74,112	-	74,112
SC4 - Level 4	45,789	6.6491	304,989	-	304,989
SC4 - Level 5	20,433	6.6393	135,661	-	135,661
SC4 - Level 6	8,838	6.6245	58,549	-	58,549
SC5 - Level 3	116,419	9.1378	1,063,719	-	1,063,719
SC5 - Level 4	120,165	9.1175	1,095,605	-	1,095,605
SC5 - Level 5	68,862	9.1040	626,923	-	626,923
SC5 - Level 6	33,449	9.0838	303,845	-	303,845
SC6 - Level 3	12,583	8.0385	101,146	-	101,146
SC6 - Level 4	10,952	8.0207	87,841	-	87,841
SC6 - Level 5	7,497	8.0088	60,041	-	60,041
SC6 - Level 6	1,147	7.9910	9,165	-	9,165
SC7 - Level 3	105,249	8.6311	909,376	-	909,376
SC7 - Level 4	88,360	8.6120	760,955	-	760,955
SC7 - Level 5	113,695	8.5992	977,685	-	977,685
SC7 - Level 6	34,042	8.5801	292,082	-	292,082
SC8 - Level 3	23,035	10.3750	239,062	-	239,062
SC8 - Level 4	17,122	10.3520	177,244	-	177,244
SC8 - Level 5	29,998	10.3367	310,084	-	310,084
SC8 - Level 6	47,341	10.3137	488,265	-	488,265
SC9 - Level 3	28,687	10.8215	310,415	-	310,415
SC9 - Level 4	4,971	10.7975	53,671	-	53,671
SC9 - Level 5	8,365	10.7816	90,190	-	90,190
SC9 - Level 6	6,310	10.7576	67,884	-	67,884
SCA - Level 3	25,942	10.8216	280,352	-	280,352
SCA - Level 4	21,211	10.7976	229,026	-	229,026
SCA - Level 5	29,175	10.7816	314,549	-	314,549
SCA - Level 6	9,807	10.7576	105,503	-	105,503
SCB - Level 3	32,885	13.0068	427,833	-	427,833
SCB - Level 4	35,891	12.9779	465,798	-	465,798
SCB - Level 5	23,113	12.9587	299,509	-	299,509
SCB - Level 6	22,072	12.9300	285,392	-	285,392
SCC - Level 3	5,177	10.4747	54,229	-	54,229
SCC - Level 4	1,320	10.4515	13,791	-	13,791
SCC - Level 5	8,484	10.4360	88,542	-	88,542
SCC - Level 6	181	10.4129	1,890	-	1,890
SCD - Level 3	216	7.0852	1,529	-	1,529
SCD - Level 4	3,757	7.0780	26,602	-	26,602
SCD - Level 5	18,002	7.0731	127,328	-	127,328
SCD - Level 6	52,573	7.0659	371,474	-	371,474
SCE - Level 3	9,759	5.5130	53,841	-	53,841
SCE - Level 4	1,441	5.5074	7,936	-	7,936
SCE - Level 5	2,615	5.5036	14,393	-	14,393
SCF - Level 3	10,440	10.1419	105,853	-	105,853
SCF - Level 4	5,604	10.1316	56,776	-	56,776
SCF - Level 5	20,196	10.1247	204,475	-	204,475
SCF - Level 6	39,178	10.1144	396,261	-	396,261
SCG - Level 4	1,537	8.4927	13,048	-	13,048
SCG - Level 5	780	8.4870	6,623	-	6,623
SCG - Level 6	209	8.4783	1,769	-	1,769
SCH - Level 3	5,497	9.8024	53,882	-	53,882
SCH - Level 4	8,955	9.7925	87,695	-	87,695
SCH - Level 5	1,269	9.7858	12,423	-	12,423
SCH - Level 6	1,106	9.7758	10,814	-	10,814
SCI - Level 3	7,017	8.6664	60,804	-	60,804
SCI - Level 4	3,268	8.6575	28,291	-	28,291
SCI - Level 6	8,752	8.6428	75,641	-	75,641
			$ 69,106,597	$ -	$ 69,106,597

	See notes to financial statements


Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - Continued
	Applicable to Owners of			Reserve for
Futurity III Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1 - Level 2	379,881	$ 5.7758	$ 2,194,533	-	$ 2,194,533
AIM1 - Level 3	39,978	5.7672	230,561	-	230,561
AIM1 - Level 4	669,179	5.7629	3,856,443	-	3,856,443
AIM1 - Level 5	820,958	5.7544	4,724,127	-	4,724,127
AIM1 - Level 6	241,464	5.7416	1,386,397	-	1,386,397
AIM2 - Level 1	21,694	4.5834	99,433	-	99,433
AIM2 - Level 2	313,354	4.5732	1,433,263	-	1,433,263
AIM2 - Level 4	468,504	4.5631	2,137,833	-	2,137,833
AIM2 - Level 5	791,166	4.5564	3,604,828	-	3,604,828
AIM2 - Level 6	193,714	4.5462	880,664	-	880,664
AIM3 - Level 1	4,321	6.0086	25,961	-	25,961
AIM3 - Level 2	260,270	5.9952	1,560,782	-	1,560,782
AIM3 - Level 3	96,947	5.9864	580,364	-	580,364
AIM3 - Level 4	630,672	5.9820	3,772,651	-	3,772,651
AIM3 - Level 5	1,207,738	5.9731	7,213,934	-	7,213,934
AIM3 - Level 6	420,993	5.9598	2,509,041	-	2,509,041
AIM4 - Level 1	29,884	5.9413	177,548	-	177,548
AIM4 - Level 2	481,488	5.9282	2,854,770	-	2,854,770
AIM4 - Level 3	31,298	5.9194	185,269	-	185,269
AIM4 - Level 4	557,746	5.9150	3,299,093	-	3,299,093
AIM4 - Level 5	939,317	5.9063	5,547,864	-	5,547,864
AIM4 - Level 6	453,866	5.8932	2,674,706	-	2,674,706
AIM5 - Level 2	23,949	8.8645	212,313	-	212,313
AIM5 - Level 4	53,149	8.8555	470,663	-	470,663
AIM5 - Level 5	45,520	8.8495	402,835	-	402,835
AIM5 - Level 6	89,762	8.8405	793,544	-	793,544
The Alger American Fund
AL1 - Level 1	25,344	6.7774	171,771	-	171,771
AL1 - Level 2	399,477	6.7624	2,702,059	-	2,702,059
AL1 - Level 3	160,859	6.7525	1,086,193	-	1,086,193
AL1 - Level 4	537,985	6.7475	3,630,033	-	3,630,033
AL1 - Level 5	2,158,184	6.7375	14,540,686	-	14,540,686
AL1 - Level 6	1,224,616	6.7225	8,232,484	-	8,232,484
AL2 - Level 1	11,908	7.5493	89,900	-	89,900
AL2 - Level 2	356,108	7.5326	2,682,592	-	2,682,592
AL2 - Level 3	28,769	7.5215	216,388	-	216,388
AL2 - Level 4	469,117	7.5159	3,525,834	-	3,525,834
AL2 - Level 5	802,944	7.5048	6,025,908	-	6,025,908
AL2 - Level 6	314,307	7.4881	2,353,567	-	2,353,567
AL3 - Level 2	94,917	4.8612	461,479	-	461,479
AL3 - Level 3	27,594	4.8540	133,939	-	133,939
AL3 - Level 4	144,086	4.8504	698,873	-	698,873
AL3 - Level 5	183,398	4.8432	888,231	-	888,231
AL3 - Level 6	67,320	4.8324	325,318	-	325,318
Alliance Variable Products Series Fund, Inc.
AN1 - Level 2	87,748	8.5665	751,693	-	751,693
AN1 - Level 4	52,608	8.5578	450,206	-	450,206
AN1 - Level 5	67,270	8.5520	575,293	-	575,293
AN1 - Level 6	109,465	8.5432	935,186	-	935,186
AN2 - Level 2	7,801	8.0855	63,081	-	63,081
AN2 - Level 4	14,921	8.0772	120,517	-	120,517
AN2 - Level 5	12,344	8.0717	99,636	-	99,636
AN2 - Level 6	22,464	8.0635	181,135	-	181,135
AN3 - Level 2	134,215	9.2743	1,244,281	41,269	1,285,550
AN3 - Level 3	18,765	9.2680	173,917	-	173,917
AN3 - Level 4	212,875	9.2649	1,972,254	-	1,972,254
AN3 - Level 5	143,364	9.2586	1,327,345	-	1,327,345
AN3 - Level 6	116,848	9.2491	1,080,743	-	1,080,743
AN4 - Level 2	8,433	8.5591	72,175	-	72,175
AN4 - Level 4	5,261	8.5504	44,983	-	44,983
AN4 - Level 5	565	8.5446	4,830	-	4,830
AN4 - Level 6	6,516	8.5359	55,622	-	55,622
AN5 - Level 2	44,891	9.4199	421,810	-	421,810
AN5 - Level 3	-	-	-	-	-
AN5 - Level 4	23,185	9.4103	218,176	-	218,176
AN5 - Level 5	1,506	9.4039	14,160	-	14,160
AN5 - Level 6	64	9.3944	601	-	601
Fidelity Variable Insurance Products Funds
FL1 - Level 2	37,502	9.4774	355,426	-	355,426
FL1 - Level 3	16,279	9.4710	154,176	-	154,176
FL1 - Level 4	31,603	9.4678	299,208	-	299,208
FL1 - Level 5	24,110	9.4614	228,118	-	228,118
FL1 - Level 6	39,015	9.4517	368,756	-	368,756
FL2 - Level 2	287,606	8.0560	2,316,975	-	2,316,975
FL2 - Level 3	28,489	8.0506	229,355	-	229,355
FL2 - Level 4	267,321	8.0478	2,151,353	-	2,151,353
FL2 - Level 5	363,758	8.0424	2,925,468	-	2,925,468
FL2 - Level 6	205,125	8.0342	1,648,006	-	1,648,006
FL3 - Level 2	298,052	8.6922	2,590,787	-	2,590,787
FL3 - Level 3	20,638	8.6863	179,271	-	179,271
FL3 - Level 4	365,485	8.6834	3,173,639	-	3,173,639
FL3 - Level 5	486,915	8.6775	4,225,190	-	4,225,190
FL3 - Level 6	243,391	8.6686	2,109,865	-	2,109,865
Goldman Sachs Variable Insurance Trust
GS1 - Level 2	197,802	5.5417	1,096,274	-	1,096,274
GS1 - Level 3	16,085	5.5335	89,009	-	89,009
GS1 - Level 4	185,484	5.5294	1,025,624	-	1,025,624
GS1 - Level 5	273,996	5.5213	1,512,803	-	1,512,803
GS1 - Level 6	133,773	5.5090	736,953	-	736,953
GS2 - Level 2	39,653	9.6146	381,266	22,755	404,021
GS2 - Level 3	12,386	9.6004	118,912	-	118,912
GS2 - Level 4	35,576	9.5933	341,294	-	341,294
GS2 - Level 5	48,145	9.5791	461,189	-	461,189
GS2 - Level 6	13,565	9.5579	129,655	-	129,655
GS3 - Level 2	92,005	7.5870	698,078	26,165	724,243
GS3 - Level 3	26,656	7.5758	201,939	-	201,939
GS3 - Level 4	126,497	7.5702	957,607	-	957,607
GS3 - Level 5	179,696	7.5590	1,358,314	-	1,358,314
GS3 - Level 6	44,344	7.5422	334,453	-	334,453
GS4 - Level 2	20,872	8.1452	170,009	26,006	196,015
GS4 - Level 4	26,366	8.1272	214,282	-	214,282
GS4 - Level 5	27,033	8.1152	219,378	-	219,378
GS4 - Level 6	6,665	8.0972	53,968	-	53,968
GS5 - Level 2	49,453	6.6221	327,542	-	327,542
GS5 - Level 3	43,801	6.6124	289,629	-	289,629
GS5 - Level 4	104,655	6.6075	691,505	-	691,505
GS5 - Level 5	93,954	6.5977	619,877	-	619,877
GS5 - Level 6	28,203	6.5830	185,663	-	185,663
GS6 - Level 2	3,334	7.2179	24,068	-	24,068
GS6 - Level 4	10,953	7.2105	78,978	-	78,978
GS6 - Level 5	5,984	7.2056	43,118	-	43,118
GS6 - Level 6	11,737	7.1982	84,482	-	84,482
GS7 - Level 2	19,056	8.8312	168,264	-	168,264
GS7 - Level 4	3,080	8.8222	27,170	-	27,170
GS7 - Level 5	18,588	8.8162	163,873	-	163,873
GS7 - Level 6	10,733	8.8072	94,524	-	94,524
INVESCO Variable Investment Funds, Inc.
IV1 - Level 2	23,033	8.0799	186,141	-	186,141
IV1 - Level 4	17,852	8.0717	144,099	-	144,099
IV1 - Level 5	32,812	8.0662	264,666	-	264,666
IV1 - Level 6	25,642	8.0579	206,624	-	206,624
IV2 - Level 2	8,770	8.8523	77,639	-	77,639
IV2 - Level 4	15,651	8.8433	138,404	-	138,404
IV2 - Level 5	13,895	8.8373	122,790	-	122,790
IV2 - Level 6	20,911	8.8282	184,610	-	184,610
J.P. Morgan Series Trust II
JP1 - Level 2	39,737	7.4950	297,860	-	297,860
JP1 - Level 3	15,284	7.4840	114,388	26,222	140,610
JP1 - Level 4	74,037	7.4784	553,680	-	553,680
JP1 - Level 5	99,222	7.4673	740,924	-	740,924
JP1 - Level 6	26,693	7.4508	198,881	-	198,881
JP2 - Level 2	29,235	6.8512	200,130	-	200,130
JP2 - Level 3	26,080	6.8411	178,415	-	178,415
JP2 - Level 4	46,728	6.8361	319,433	-	319,433
JP2 - Level 5	57,921	6.8260	395,364	-	395,364
JP2 - Level 6	8,742	6.8108	59,538	-	59,538
JP3 - Level 2	30,980	7.7531	240,223	-	240,223
JP3 - Level 3	13,334	7.7417	103,231	-	103,231
JP3 - Level 4	52,275	7.7359	404,393	-	404,393
JP3 - Level 5	46,314	7.7245	357,753	-	357,753
JP3 - Level 6	26,276	7.7073	202,514	-	202,514
Lord Abbett Series Fund, Inc.
LA1 - Level 1	8,430	10.5572	89,001	-	89,001
LA1 - Level 2	938,638	10.5339	9,887,893	26,995	9,914,888
LA1 - Level 3	89,640	10.5183	942,863	-	942,863
LA1 - Level 4	817,059	10.5106	8,587,754	-	8,587,754
LA1 - Level 5	1,464,629	10.4950	15,371,317	-	15,371,317
LA1 - Level 6	826,140	10.4718	8,651,137	-	8,651,137
LA2 - Level 2	236,647	10.3895	2,458,741	42,383	2,501,124
LA2 - Level 3	5,016	10.3825	52,082	-	52,082
LA2 - Level 4	222,090	10.3790	2,305,070	-	2,305,070
LA2 - Level 5	278,605	10.3719	2,889,676	-	2,889,676
LA2 - Level 6	224,494	10.3614	2,326,061	-	2,326,061
LA3 - Level 2	5,865	7.8879	46,256	-	46,256
LA3 - Level 4	2,053	7.8799	16,178	-	16,178
LA3 - Level 5	17,921	7.8745	141,117	-	141,117
LA3 - Level 6	4,349	7.8665	34,212	-	34,212
MFS/Sun Life Series Trust
CAS - Level 1	26,572	5.7504	152,802	-	152,802
CAS - Level 2	162,028	5.7376	929,659	-	929,659
CAS - Level 3	31,811	5.7292	182,249	-	182,249
CAS - Level 4	294,659	5.7249	1,687,185	-	1,687,185
CAS - Level 5	336,923	5.7164	1,925,997	-	1,925,997
CAS - Level 6	250,825	5.7037	1,430,638	-	1,430,638
EGS - Level 2	311,245	5.0220	1,563,619	-	1,563,619
EGS - Level 3	56,830	5.0146	284,981	-	284,981
EGS - Level 4	535,421	5.0109	2,682,937	-	2,682,937
EGS - Level 5	917,386	5.0035	4,590,111	-	4,590,111
EGS - Level 6	284,473	4.9923	1,420,187	-	1,420,187
GSS - Level 1	14,995	11.3934	170,844	-	170,844
GSS - Level 2	270,870	11.3682	3,075,528	-	3,075,528
GSS - Level 4	277,396	11.3431	3,146,526	-	3,146,526
GSS - Level 5	427,114	11.3264	4,837,642	-	4,837,642
GSS - Level 6	241,877	11.3012	2,733,511	-	2,733,511
HYS - Level 2	286,880	9.2504	2,646,425	-	2,646,425
HYS - Level 3	11,033	9.2367	101,911	-	101,911
HYS - Level 4	296,337	9.2299	2,735,162	-	2,735,162
HYS - Level 5	443,200	9.2163	4,084,647	-	4,084,647
HYS - Level 6	150,241	9.1958	1,381,586	-	1,381,586
M1A - Level 2	38,803	10.3117	400,080	-	400,080
M1A - Level 4	34,846	10.3063	359,129	-	359,129
M1A - Level 5	20,876	10.3027	215,082	-	215,082
M1A - Level 6	60,891	10.2973	627,015	-	627,015
M1B - Level 2	65,312	9.7790	638,623	-	638,623
M1B - Level 4	33,764	9.7739	330,006	-	330,006
M1B - Level 5	24,800	9.7705	242,303	-	242,303
M1B - Level 6	73,389	9.7653	716,669	-	716,669
MFC - Level 2	39,706	9.8907	392,688	-	392,688
MFC - Level 4	44,929	9.8856	444,150	-	444,150
MFC - Level 5	25,151	9.8821	248,544	-	248,544
MFC - Level 6	50,617	9.8769	499,941	-	499,941
MFD - Level 2	12,482	9.7249	121,423	-	121,423
MFD - Level 4	13,292	9.7198	129,191	-	129,191
MFD - Level 5	6,533	9.7164	63,480	-	63,480
MFD - Level 6	25,479	9.7113	247,437	-	247,437
MFE - Level 2	29,888	8.9330	266,893	-	266,893
MFE - Level 4	74,789	8.9283	667,736	-	667,736
MFE - Level 5	15,720	8.9252	140,304	-	140,304
MFE - Level 6	59,417	8.9204	530,027	-	530,027
MFF - Level 2	22,622	9.7174	219,850	-	219,850
MFF - Level 4	8,995	9.7123	87,367	-	87,367
MFF - Level 5	8,920	9.7089	86,603	-	86,603
MFF - Level 6	11,204	9.7038	108,726	-	108,726
MFJ - Level 2	113,662	9.9714	1,133,564	-	1,133,564
MFJ - Level 4	131,011	9.9661	1,305,669	-	1,305,669
MFJ - Level 5	88,166	9.9626	878,365	-	878,365
MFJ - Level 6	121,906	9.9574	1,213,870	-	1,213,870
MFK - Level 2	90,021	10.1238	911,143	-	911,143
MFK - Level 4	57,095	10.1185	577,716	-	577,716
MFK - Level 5	20,626	10.1149	208,632	-	208,632
MFK - Level 6	55,223	10.1096	558,279	-	558,279
MFL - Level 2	35,068	9.6743	339,249	-	339,249
MFL - Level 3	7,108	9.6709	68,736	-	68,736
MFL - Level 4	12,603	9.6692	121,862	-	121,862
MFL - Level 5	19,810	9.6659	191,481	-	191,481
MFL - Level 6	37,370	9.6608	361,025	-	361,025
MIS - Level 1	41,073	6.3791	262,007	-	262,007
MIS - Level 2	616,866	6.3649	3,923,487	-	3,923,487
MIS - Level 3	41,225	6.3556	262,011	-	262,011
MIS - Level 4	689,060	6.3508	4,376,116	-	4,376,116
MIS - Level 5	1,304,066	6.3414	8,269,663	-	8,269,663
MIS - Level 6	430,921	6.3274	2,726,589	-	2,726,589
MIT - Level 2	295,421	7.9920	2,359,090	25,723	2,384,813
MIT - Level 3	8,601	7.9802	68,638	-	68,638
MIT - Level 4	296,698	7.9743	2,365,951	-	2,365,951
MIT - Level 5	710,653	7.9625	5,658,560	-	5,658,560
MIT - Level 6	216,653	7.9448	1,721,269	-	1,721,269
NWD - Level 1	15,576	8.0769	125,803	-	125,803
NWD - Level 2	287,902	8.0590	2,319,943	-	2,319,943
NWD - Level 3	74,268	8.0471	597,641	-	597,641
NWD - Level 4	317,109	8.0411	2,549,912	-	2,549,912
NWD - Level 5	520,697	8.0292	4,180,785	-	4,180,785
NWD - Level 6	262,121	8.0114	2,099,955	-	2,099,955
TRS - Level 1	26,038	11.1223	289,604	-	289,604
TRS - Level 2	354,901	11.0978	3,936,339	41,306	3,977,645
TRS - Level 3	21,495	11.0814	238,195	-	238,195
TRS - Level 4	340,045	11.0732	3,765,401	-	3,765,401
TRS - Level 5	608,471	11.0569	6,727,782	-	6,727,782
TRS - Level 6	156,762	11.0324	1,729,456	-	1,729,456
UTS - Level 2	251,743	7.2508	1,823,395	-	1,823,395
UTS - Level 3	51,498	7.2401	372,851	-	372,851
UTS - Level 4	467,748	7.2347	3,384,025	-	3,384,025
UTS - Level 5	607,648	7.2240	4,389,657	-	4,389,657
UTS - Level 6	225,695	7.2080	1,626,807	-	1,626,807
Rydex Variable Trust
RX1 - Level 4	5,319	8.2657	43,964	-	43,964
RX1 - Level 5	5,830	8.2601	48,158	-	48,158
RX2 - Level 2	3,110	7.9510	24,728	-	24,728
RX2 - Level 4	12,073	7.9429	95,897	-	95,897
RX2 - Level 5	112,079	7.9375	889,648	-	889,648
RX2 - Level 6	17,937	7.9294	142,227	-	142,227
Sun Capital Advisers Trust
SC1 - Level 1	16,107	10.4918	168,996	-	168,996
SC1 - Level 2	1,065,639	10.4686	11,154,952	-	11,154,952
SC1 - Level 3	18,208	10.4532	190,336	-	190,336
SC1 - Level 4	703,047	10.4455	7,343,667	-	7,343,667
SC1 - Level 5	1,364,951	10.4300	14,236,505	-	14,236,505
SC1 - Level 6	354,369	10.4069	3,687,897	-	3,687,897
SC2 - Level 2	534,772	11.2106	5,989,151	-	5,989,151
SC2 - Level 3	22,984	11.1940	257,278	-	257,278
SC2 - Level 4	677,168	11.1858	7,574,661	-	7,574,661
SC2 - Level 5	712,079	11.1693	7,953,388	-	7,953,388
SC2 - Level 6	441,906	11.1445	4,924,823	-	4,924,823
SC3 - Level 2	168,551	11.9422	2,013,510	21,300	2,034,810
SC3 - Level 3	2,594	11.9247	30,931	-	30,931
SC3 - Level 4	165,018	11.9158	1,966,330	-	1,966,330
SC3 - Level 5	156,630	11.8982	1,863,625	-	1,863,625
SC3 - Level 6	78,541	11.8719	932,423	-	932,423
SC4 - Level 2	64,010	6.6886	431,747	-	431,747
SC4 - Level 3	24,368	6.6787	162,750	-	162,750
SC4 - Level 4	60,773	6.6738	405,586	-	405,586
SC4 - Level 5	148,827	6.6639	991,767	-	991,767
SC4 - Level 6	43,345	6.6491	288,206	-	288,206
SC5 - Level 1	14,095	9.1920	129,561	-	129,561
SC5 - Level 2	442,707	9.1716	4,059,863	44,229	4,104,092
SC5 - Level 3	108,912	9.1581	997,428	-	997,428
SC5 - Level 4	582,452	9.1513	5,330,192	-	5,330,192
SC5 - Level 5	686,607	9.1378	6,274,058	-	6,274,058
SC5 - Level 6	274,202	9.1175	2,500,035	-	2,500,035
SC6 - Level 2	45,364	8.0683	365,914	26,170	392,084
SC6 - Level 3	11,266	8.0564	90,763	-	90,763
SC6 - Level 4	29,371	8.0505	236,449	-	236,449
SC6 - Level 5	44,573	8.0385	358,305	-	358,305
SC6 - Level 6	13,545	8.0207	108,638	-	108,638
SC7 - Level 1	10,218	8.6823	88,717	-	88,717
SC7 - Level 2	427,069	8.6631	3,704,562	26,309	3,730,871
SC7 - Level 3	28,030	8.6503	242,470	-	242,470
SC7 - Level 4	335,924	8.6439	2,903,690	-	2,903,690
SC7 - Level 5	841,886	8.6311	7,266,396	-	7,266,396
SC7 - Level 6	488,789	8.6120	4,209,431	-	4,209,431
SC8 - Level 2	72,996	10.4134	760,139	26,551	786,690
SC8 - Level 4	134,726	10.3904	1,400,027	-	1,400,027
SC8 - Level 5	107,062	10.3750	1,110,768	-	1,110,768
SC8 - Level 6	52,939	10.3520	548,024	-	548,024
SC9 - Level 2	27,578	10.8615	299,542	20,402	319,944
SC9 - Level 4	72,920	10.8375	790,344	-	790,344
SC9 - Level 5	56,309	10.8215	609,352	-	609,352
SC9 - Level 6	22,837	10.7975	246,582	-	246,582
SCA - Level 2	135,022	10.8616	1,464,516	44,861	1,509,377
SCA - Level 3	11,156	10.8456	120,997	-	120,997
SCA - Level 4	166,943	10.8376	1,809,262	-	1,809,262
SCA - Level 5	201,210	10.8216	2,177,413	-	2,177,413
SCA - Level 6	147,928	10.7976	1,597,264	-	1,597,264
SCB - Level 2	169,141	13.0549	2,208,626	22,614	2,231,240
SCB - Level 3	13,236	13.0357	172,544	-	172,544
SCB - Level 4	180,163	13.0260	2,346,809	-	2,346,809
SCB - Level 5	183,767	13.0068	2,390,213	-	2,390,213
SCB - Level 6	94,796	12.9779	1,230,256	-	1,230,256
SCC - Level 2	47,493	10.5134	499,362	20,219	519,581
SCC - Level 4	35,885	10.4902	376,445	-	376,445
SCC - Level 5	14,747	10.4747	154,467	-	154,467
SCC - Level 6	9,400	10.4515	98,245	-	98,245
SCD - Level 2	11,348	7.0973	80,543	-	80,543
SCD - Level 4	13,185	7.0900	93,481	-	93,481
SCD - Level 5	118,706	7.0852	841,005	-	841,005
SCD - Level 6	25,390	7.0780	179,708	-	179,708
SCE - Level 2	7,957	5.5224	43,941	-	43,941
SCE - Level 4	6,995	5.5167	38,617	-	38,617
SCE - Level 5	8,661	5.5130	47,749	-	47,749
SCE - Level 6	6,635	5.5074	36,539	-	36,539
SCF - Level 2	33,355	10.1591	338,855	-	338,855
SCF - Level 4	42,948	10.1488	435,872	-	435,872
SCF - Level 5	67,484	10.1419	684,435	-	684,435
SCF - Level 6	37,154	10.1316	376,428	-	376,428
SCG - Level 2	9,910	8.5158	84,392	-	84,392
SCG - Level 4	8,316	8.5072	70,747	-	70,747
SCG - Level 5	20,071	8.5014	170,534	-	170,534
SCG - Level 6	4,908	8.4927	41,685	-	41,685
SCH - Level 2	13,372	9.8191	131,303	-	131,303
SCH - Level 4	10,077	9.8091	98,843	-	98,843
SCH - Level 5	20,082	9.8024	196,851	-	196,851
SCH - Level 6	20,692	9.7925	202,693	-	202,693
SCI - Level 2	48,241	8.6811	418,796	-	418,796
SCI - Level 4	19,765	8.6723	171,404	-	171,404
SCI - Level 5	12,453	8.6664	107,924	-	107,924
SCI - Level 6	21,044	8.6575	182,192	-	182,192
			$ 475,481,964	$ 531,479	$ 476,013,443

	See notes to financial statements

Futurity, Futurity II, Futurity Focus, Futurity Accolade, Futurity Focus II, Futurity III and Futurity Select Four Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued
	Applicable to Owners of			Reserve for
Futurity Select Four Contracts:	Deferred Variable Annuity Contracts			Variable
AIM Variable Insurance Fund, Inc.	Units	Unit Value	Value	Annuities	Total
AIM1 - Level 3	17,577	$ 6.2362	$ 109,614	$ -	$ 109,614
AIM1 - Level 4	22,524	6.2252	140,214	-	140,214
AIM1 - Level 5	57,874	6.2179	359,729	-	359,729
AIM1 - Level 6	33,456	6.2070	207,660	-	207,660
AIM2 - Level 3	10,663	5.4276	57,872	-	57,872
AIM2 - Level 4	31,298	5.4181	169,574	-	169,574
AIM2 - Level 5	50,634	5.4117	274,029	-	274,029
AIM2 - Level 6	15,311	5.4022	82,712	-	82,712
AIM3 - Level 3	26,173	6.5364	171,077	-	171,077
AIM3 - Level 4	18,507	6.5249	120,758	-	120,758
AIM3 - Level 5	56,119	6.5173	365,782	-	365,782
AIM3 - Level 6	45,595	6.5058	296,630	-	296,630
AMI4 - Level 2	34,454	7.0240	242,002	-	242,002
AMI4 - Level 3	80,540	7.0157	564,933	-	564,933
AMI4 - Level 4	80,251	7.0034	562,033	-	562,033
AMI4 - Level 5	143,895	6.9953	1,006,583	-	1,006,583
AMI4 - Level 6	71,795	6.9829	501,338	-	501,338
AIM5 - Level 3	2,874	8.8525	25,445	-	25,445
AIM5 - Level 4	10,551	8.8435	93,307	-	93,307
AIM5 - Level 5	10,731	8.8375	94,831	-	94,831
AIM5 - Level 6	5,092	8.8285	44,950	-	44,950
The Alger American Fund
AL1 - Level 3	36,584	7.7254	282,627	-	282,627
AL1 - Level 4	46,072	7.7118	355,297	-	355,297
AL1 - Level 5	91,304	7.7028	703,292	-	703,292
AL1 - Level 6	34,241	7.6893	263,292	-	263,292
AL2 - Level 3	66,315	8.1341	539,411	36,681	576,092
AL2 - Level 4	22,578	8.1198	183,332	-	183,332
AL2 - Level 5	137,826	8.1103	1,117,887	-	1,117,887
AL2 - Level 6	117,936	8.0961	954,823	-	954,823
AL3 - Level 3	3,007	5.9576	17,916	-	17,916
AL3 - Level 4	6,911	5.9471	41,101	-	41,101
AL3 - Level 5	20,591	5.9401	122,326	-	122,326
AL3 - Level 6	16,144	5.9297	95,731	-	95,731
Alliance Variable Products Series Fund, Inc.
AN1 - Level 3	39,577	8.5549	338,572	-	338,572
AN1 - Level 4	5,874	8.5462	50,198	-	50,198
AN1 - Level 5	9,430	8.5403	80,538	-	80,538
AN1 - Level 6	9,982	8.5316	85,163	-	85,163
AN2 - Level 3	9,512	8.0745	76,806	-	76,806
AN2 - Level 4	6,879	8.0662	55,489	-	55,489
AN2 - Level 5	14,350	8.0608	115,671	-	115,671
AN2 - Level 6	6,845	8.0525	55,120	-	55,120
AN3 - Level 3	54,984	9.2617	509,240	-	509,240
AN3 - Level 4	56,140	9.2523	519,426	-	519,426
AN3 - Level 5	38,677	9.2460	357,608	-	357,608
AN3 - Level 6	58,789	9.2365	543,004	-	543,004
AN4 - Level 3	54	8.5475	459	-	459
AN4 - Level 4	301	8.5388	2,571	-	2,571
AN4 - Level 5	1,378	8.5330	11,758	-	11,758
AN4 - Level 6	1,035	8.5242	8,825	-	8,825
AN5 - Level 3	192	9.4071	1,807	-	1,807
AN5 - Level 5	679	-	6,379	-	6,379
Fidelity Variable Insurance Products Funds
FL1 - Level 3	3,060	9.4646	28,964	-	28,964
FL1 - Level 4	1,909	9.4550	18,052	-	18,052
FL1 - Level 5	19,047	9.4485	179,970	-	179,970
FL1 - Level 6	7,451	9.4389	70,331	-	70,331
FL2 - Level 3	29,970	8.0451	241,110	-	241,110
FL2 - Level 4	40,486	8.0369	325,379	-	325,379
FL2 - Level 5	76,565	8.0314	614,926	-	614,926
FL2 - Level 6	60,172	8.0232	482,776	-	482,776
FL3 - Level 3	37,638	8.6804	326,712	-	326,712
FL3 - Level 4	43,204	8.6716	374,645	-	374,645
FL3 - Level 5	82,006	8.6657	710,630	-	710,630
FL3 - Level 6	70,911	8.6568	613,866	-	613,866
Goldman Sachs Variable Insurance Trust
GS1 - Level 3	12,016	6.3108	75,831	-	75,831
GS1 - Level 4	8,601	6.2997	54,181	-	54,181
GS1 - Level 5	40,404	6.2923	254,241	-	254,241
GS1 - Level 6	32,169	6.2812	202,062	-	202,062
GS2 - Level 3	2,396	10.1177	24,243	-	24,243
GS2 - Level 4	2,983	10.1000	30,131	-	30,131
GS2 - Level 5	4,751	10.0882	47,931	-	47,931
GS2 - Level 6	4,954	10.0705	49,885	-	49,885
GS3 - Level 3	28,867	7.9605	229,807	-	229,807
GS3 - Level 4	16,410	7.9466	130,404	-	130,404
GS3 - Level 5	32,602	7.9373	258,773	-	258,773
GS3 - Level 6	4,174	7.9234	33,069	-	33,069
GS4 - Level 3	413	8.4605	3,497	-	3,497
GS4 - Level 4	4,853	8.4457	40,992	-	40,992
GS4 - Level 5	2,517	8.4358	21,231	-	21,231
GS5 - Level 3	589	7.4181	4,366	-	4,366
GS5 - Level 4	9,386	7.4050	69,504	-	69,504
GS5 - Level 5	16,738	7.3964	123,812	-	123,812
GS5 - Level 6	8,492	7.3834	62,702	-	62,702
GS6 - Level 3	1,105	7.2081	7,966	-	7,966
GS6 - Level 5	5,773	7.1958	41,543	-	41,543
GS7 - Level 3	2,348	8.8192	20,709	-	20,709
GS7 - Level 4	4,605	8.8102	40,575	-	40,575
GS7 - Level 5	7,174	8.8042	63,163	-	63,163
GS7 - Level 6	1,111	8.7952	9,770	-	9,770
INVESCO Variable Investment Funds, Inc.
IV1 - Level 3	534	8.0689	4,311	-	4,311
IV1 - Level 4	723	8.0607	5,827	-	5,827
IV1 - Level 5	1,078	8.0552	8,684	-	8,684
IV1 - Level 6	1,513	8.0470	12,177	-	12,177
IV2 - Level 3	574	8.8403	5,070	-	5,070
IV2 - Level 4	922	8.8313	8,138	-	8,138
IV2 - Level 6	531	8.8162	4,682	-	4,682
J.P. Morgan Series Trust II
JP1 - Level 3	1,233	8.0388	9,909	-	9,909
JP1 - Level 4	8,539	8.0247	68,521	-	68,521
JP1 - Level 5	2,285	8.0153	18,318	-	18,318
JP2 - Level 3	2,926	7.6871	22,495	-	22,495
JP2 - Level 4	5,171	7.6736	39,682	-	39,682
JP2 - Level 5	11,443	7.6646	87,709	-	87,709
JP2 - Level 6	3,661	7.6512	28,014	-	28,014
JP3 - Level 3	2,019	8.4136	16,984	-	16,984
JP3 - Level 4	526	8.3989	4,418	-	4,418
JP3 - Level 5	18,470	8.3890	154,947	-	154,947
JP3 - Level 6	7,915	8.3743	66,284	-	66,284
Lord Abbett Series Fund, Inc.
LA1 - Level 2	47,997	9.8821	474,309	-	474,309
LA1 - Level 3	148,540	9.8706	1,466,236	-	1,466,236
LA1 - Level 4	147,059	9.8533	1,449,023	-	1,449,023
LA1 - Level 5	262,961	9.8418	2,588,012	-	2,588,012
LA1 - Level 6	195,122	9.8245	1,916,980	-	1,916,980
LA2 - Level 3	42,693	10.3755	442,962	-	442,962
LA2 - Level 4	47,923	10.3649	496,713	-	496,713
LA2 - Level 5	53,938	10.3578	558,684	-	558,684
LA2 - Level 6	70,909	10.3473	733,711	-	733,711
LA3 - Level 3	2,037	7.8772	16,045	-	16,045
LA3 - Level 4	338	7.8692	2,659	-	2,659
LA3 - Level 5	1,534	7.8638	12,060	-	12,060
LA3 - Level 6	2,410	7.8558	18,933	-	18,933
MFS/Sun Life Series Trust
CAS - Level 3	6,121	6.4597	39,538	-	39,538
CAS - Level 4	18,393	6.4484	118,624	-	118,624
CAS - Level 5	23,573	6.4408	151,832	-	151,832
CAS - Level 6	1,347	6.4295	8,658	-	8,658
EGS - Level 3	22,909	5.6615	129,700	35,582	165,282
EGS - Level 4	23,521	5.6516	132,932	-	132,932
EGS - Level 5	65,735	5.6449	370,410	-	370,410
EGS - Level 6	16,332	5.6350	92,032	-	92,032
GSS - Level 3	67,676	10.9920	743,945	-	743,945
GSS - Level 4	10,393	10.9728	114,043	-	114,043
GSS - Level 5	46,635	10.9600	511,115	-	511,115
GSS - Level 6	44,943	10.9408	491,711	-	491,711
HYS - Level 2	4,909	9.7683	47,949	-	47,949
HYS - Level 3	55,185	9.7569	538,582	-	538,582
HYS - Level 4	22,057	9.7399	214,827	-	214,827
HYS - Level 5	78,954	9.7285	768,099	-	768,099
HYS - Level 6	49,592	9.7114	481,610	-	481,610
MIA - Level 3	3,254	10.3045	33,532	-	33,532
MIA - Level 4	14,844	10.2991	152,890	-	152,890
MIA - Level 5	12,297	10.2955	126,608	-	126,608
MIA - Level 6	18,952	10.2900	195,021	-	195,021
M1B - Level 3	21,606	9.7722	211,139	-	211,139
M1B - Level 4	26,314	9.7670	257,032	-	257,032
M1B - Level 5	15,609	9.7636	152,400	-	152,400
M1B - Level 6	13,417	9.7585	130,931	-	130,931
MFC - Level 3	40,354	9.8838	398,817	-	398,817
MFC - Level 4	22,743	9.8786	224,670	-	224,670
MFC - Level 5	8,578	9.8752	84,709	-	84,709
MFC - Level 6	22,659	9.8700	223,642	-	223,642
MFD - Level 3	538	9.7181	5,226	-	5,226
MFD - Level 4	2,120	9.7130	20,590	-	20,590
MFD - Level 6	6,719	9.7044	65,211	-	65,211
MFE - Level 3	20,607	8.9267	183,912	-	183,912
MFE - Level 4	6,304	8.9220	56,245	-	56,245
MFE - Level 5	7,610	8.9189	67,872	-	67,872
MFE - Level 6	9,531	8.9142	84,965	-	84,965
MFF - Level 3	1,422	9.7106	13,805	-	13,805
MFF - Level 4	377	9.7055	3,662	-	3,662
MFF - Level 5	639	9.7021	6,197	-	6,197
MFF - Level 6	3,067	9.6970	29,745	-	29,745
MFJ - Level 3	43,293	9.9644	431,434	-	431,434
MFJ - Level 4	23,132	9.9591	230,374	-	230,374
MFJ - Level 5	18,524	9.9556	184,417	-	184,417
MFJ - Level 6	45,262	9.9504	450,376	-	450,376
MFK - Level 3	31,091	10.1167	314,542	-	314,542
MFK - Level 4	26,741	10.1114	270,388	-	270,388
MFK - Level 5	13,390	10.1078	135,343	-	135,343
MFK - Level 6	53,307	10.1025	538,503	-	538,503
MFL - Level 3	16,618	9.6676	160,648	-	160,648
MFL - Level 4	11,546	9.6625	111,568	-	111,568
MFL - Level 5	5,998	9.6591	57,931	-	57,931
MFL - Level 6	15,711	9.6540	151,678	-	151,678
MIS - Level 2	44,873	6.6455	298,203	-	298,203
MIS - Level 3	71,419	6.6377	474,064	19,373	493,437
MIS - Level 4	68,514	6.6261	453,981	-	453,981
MIS - Level 5	264,169	6.6183	1,748,379	-	1,748,379
MIS - Level 6	40,410	6.6067	266,976	-	266,976
MIT - Level 3	52,609	8.0800	425,080	56,357	481,437
MIT - Level 4	40,816	8.0658	329,211	-	329,211
MIT - Level 5	111,189	8.0564	895,693	-	895,693
MIT - Level 6	37,068	8.0422	298,111	-	298,111
NWD - Level 2	26,818	8.5925	230,437	-	230,437
NWD - Level 3	30,528	8.5825	262,008	-	262,008
NWD - Level 4	29,731	8.5674	254,716	-	254,716
NWD - Level 5	92,334	8.5574	790,114	-	790,114
NWD - Level 6	9,134	8.5424	78,025	-	78,025
TRS - Level 3	54,791	10.2926	563,948	-	563,948
TRS - Level 4	20,973	10.2746	215,486	-	215,486
TRS - Level 5	95,477	10.2626	979,725	-	979,725
TRS - Level 6	77,319	10.2447	792,110	-	792,110
UTS - Level 3	8,877	7.3870	65,575	-	65,575
UTS - Level 4	25,983	7.3741	191,597	-	191,597
UTS - Level 5	38,935	7.3655	286,692	-	286,692
UTS - Level 6	11,720	7.3525	86,168	-	86,168
Rydex Variable Trust
RX1 - Level 3	396	8.2629	3,276	-	3,276
RX1 - Level 6	315	8.2404	2,594	-	2,594
RX2 - Level 3	108	7.9402	855	-	855
RX2 - Level 4	713	7.9321	5,642	-	5,642
RX2 - Level 5	80	7.9267	633	-	633
RX2 - Level 6	69	7.9186	544	-	544
Sun Capital Advisers Trust
SC1 - Level 2	20,711	10.3025	213,371	-	213,371
SC1 - Level 3	81,044	10.2904	833,974	-	833,974
SC1 - Level 4	25,925	10.2724	266,317	-	266,317
SC1 - Level 5	118,544	10.2604	1,216,190	-	1,216,190
SC1 - Level 6	76,212	10.2424	780,601	-	780,601
SC2 - Level 2	27,804	10.9266	303,799	-	303,799
SC2 - Level 3	82,067	10.9139	895,669	-	895,669
SC2 - Level 4	72,799	10.8948	793,127	-	793,127
SC2 - Level 5	120,851	10.8821	1,314,838	-	1,314,838
SC2 - Level 6	98,737	10.8630	1,072,581	-	1,072,581
SC3 - Level 2	4,636	12.1881	56,504	-	56,504
SC3 - Level 3	10,385	12.1739	126,429	-	126,429
SC3 - Level 4	13,752	12.1526	167,122	-	167,122
SC3 - Level 5	22,211	12.1385	269,565	-	269,565
SC3 - Level 6	17,654	12.1172	213,913	-	213,913
SC4 - Level 3	8,550	7.6143	65,104	-	65,104
SC4 - Level 4	13,565	7.6010	103,108	-	103,108
SC4 - Level 5	16,814	7.5921	128,158	-	128,158
SC4 - Level 6	7,899	7.5788	59,864	-	59,864
SC5 - Level 2	6,661	9.0144	60,049	-	60,049
SC5 - Level 3	42,463	9.0038	382,330	38,641	420,971
SC5 - Level 4	47,917	8.9881	430,682	-	430,682
SC5 - Level 5	113,611	8.9776	1,019,211	-	1,019,211
SC5 - Level 6	57,759	8.9618	517,621	-	517,621
SC6 - Level 3	7,071	8.4701	59,888	-	59,888
SC6 - Level 4	1,172	8.4552	9,909	-	9,909
SC6 - Level 5	2,234	8.4454	18,871	-	18,871
SC6 - Level 6	8,099	8.4305	68,240	-	68,240
SC7 - Level 2	10,499	8.8431	92,840	-	92,840
SC7 - Level 3	56,740	8.8328	501,169	65,124	566,293
SC7 - Level 4	55,311	8.8173	487,692	-	487,692
SC7 - Level 5	125,202	8.8070	1,103,333	-	1,103,333
SC7 - Level 6	58,032	8.7915	510,190	-	510,190
SC8 - Level 3	6,628	9.4461	62,609	-	62,609
SC8 - Level 4	5,083	9.4296	47,932	-	47,932
SC8 - Level 5	20,071	9.4186	189,058	-	189,058
SC8 - Level 6	2,075	9.4020	19,512	-	19,512
SC9 - Level 3	3,673	10.0257	36,820	-	36,820
SC9 - Level 4	7,949	10.0082	79,553	-	79,553
SC9 - Level 5	27,818	9.9965	278,088	-	278,088
SC9 - Level 6	9,628	9.9789	96,078	-	96,078
SCA - Level 2	17,291	10.6458	184,075	-	184,075
SCA - Level 3	22,065	10.6334	234,622	-	234,622
SCA - Level 4	16,261	10.6148	172,609	-	172,609
SCA - Level 5	60,297	10.6024	639,160	-	639,160
SCA - Level 6	8,191	10.5837	86,691	-	86,691
SCB - Level 3	14,475	11.7680	170,338	-	170,338
SCB - Level 4	18,672	11.7474	219,346	-	219,346
SCB - Level 5	27,017	11.7336	317,070	-	317,070
SCB - Level 6	23,388	11.7130	273,942	-	273,942
SCC - Level 4	3,223	9.6603	31,132	-	31,132
SCC - Level 5	10,638	9.6490	102,658	-	102,658
SCC - Level 6	367	9.6321	3,533	-	3,533
SCD - Level 3	7,333	7.0876	51,988	-	51,988
SCD - Level 4	546	7.0804	3,869	-	3,869
SCD - Level 5	2,309	7.0755	16,336	-	16,336
SCD - Level 6	1,074	7.0683	7,589	-	7,589
SCE - Level 3	2,934	5.5149	16,176	-	16,176
SCE - Level 4	1,949	5.5092	10,736	-	10,736
SCE - Level 5	2,057	5.5055	11,325	-	11,325
SCE - Level 6	776	5.4998	4,267	-	4,267
SCF - Level 3	19,948	10.1454	202,367	-	202,367
SCF - Level 4	2,226	10.1350	22,557	-	22,557
SCF - Level 5	3,592	10.1282	36,383	-	36,383
SCF - Level 6	2,235	10.1178	22,616	-	22,616
SCG - Level 3	15,087	8.5043	128,269	-	128,269
SCG - Level 5	264	8.4898	2,244	-	2,244
SCG - Level 6	1,282	8.4812	10,873	-	10,873
SCH - Level 3	14,324	9.8058	140,436	-	140,436
SCH - Level 4	2,886	9.7958	28,270	-	28,270
SCH - Level 5	9,155	9.7891	89,624	-	89,624
SCH - Level 6	2,684	9.7791	26,250	-	26,250
SCI - Level 3	3,186	8.6693	27,618	-	27,618
SCI - Level 4	9,164	8.6605	79,348	-	79,348
SCI - Level 5	6,266	8.6546	54,233	-	54,233
SCI - Level 6	1,338	8.6457	11,566	-	11,566
			$ 68,730,486	$ 251,758	$68,982,244

			$1,549,640,146	$3,763,077	$ 1,553,403,223



PART C

OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS
(a)	The following Financial Statements are included in the Registration Statement:

	A.	Condensed Financial Information - Accumulation Unit Values [To be Filed by Amendment]

(Part A)

	B.	Financial Statements of the Depositor (Part B)

Audited:

		1.	Consolidated Statements of Income, Years Ended December 31, 2000, 1999 and 1998;
		2.	Consolidated Balance Sheets, December 31, 2000 and 1999,
		3.	Consolidated Statements of Comprehensive Income, Years Ended December 31, 2000, 1999 and 1998
		4.	Consolidated Statements of Stockholder's Equity, Years Ended December 31, 2000, 1999 and 1998;
		5.	Consolidated Statements of Cash Flows, Years Ended December 31, 2000, 1999 and 1998;
		6.	Notes to Consolidated Financial Statements; and
		7.	Independent Auditors' Report.

	C.	Financial Statements of the Registrant (Part B)

		1.	Statement of Condition, December 31, 2000;
		2.	Statement of Operations, Year Ended December 31, 2000;
		3.	Statements of Changes in Net Assets, Years Ended December 31, 2000 and December 31, 1999;
		4.	Notes to Financial Statements; and
		5.	Independent Auditors' Report.
(b)	The following Exhibits are incorporated in the Registration Statement by reference unless otherwise indicated:

(1)

Resolution of Board of Directors of the Depositor dated December 3, 1985 authorizing the establishment of the Registrant (Incorporated herein by reference to Exhibit 1 to Registrant's Registration Statement on Form N-4, File No. 333-37907, filed on October 14, 1997);

(2)	Not Applicable;

(3)(a)

Form of Marketing Services Agreement between Sun Life Assurance Company of Canada (U.S.), Sun Life of Canada (U.S.) Distributors, Inc. and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Exhibit 3(a) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(b)(i)

Specimen Sales Operations and General Agent Agreement (Incorporated herein by reference to Exhibit 3(b)(i) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(b)(ii)

Specimen Broker-Dealer Supervisory and Service Agreement (Incorporated herein by reference to Exhibit 3(b)(ii) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(b)(iii)

Specimen Registered Representatives Agent Agreement (Incorporated herein by reference to Exhibit 3(b)(iii) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(4)(a)	Form of Flexible Payment Combination Fixed/Variable Group Annuity Contract;*

(4)(b)

Form of Certificate to be issued in connection with Contract filed as Exhibit 4(a) (Incorporated by reference to Exhibit 4(b) to Registrant's Registration Statement on Form N-4, File No. 333-74844, filed on December 10, 2001);

(4)(c)	Form of Flexible Payment Combination Fixed/Variable Individual Annuity Contract;*

(5)(a)	Form of Application to be used with Contract filed as Exhibit 4(a)*;

(5)(b)	Form of Application to be used with Certificate filed as Exhibit 4(b) and Contract filed as Exhibit 4(c)*;

(6)(a)

Certificate of Incorporation and By-laws of the Depositor (Incorporated herein by reference to Exhibits 3(a) and 3(b), respectively, to Depositor's Registration Statement on Form S-1, File No. 333-37907, filed on October 14, 1997);

(6)(b)

By-Laws of the Depositor, as amended effective as of January 1, 2000 (Filed as Exhibit 6(b) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-05846, filed on June 9, 2000);

(7)	Not Applicable;

(8)(a)

Form of Participation Agreement by and between The Alger American Fund, the Depositor, and Fred Alger and Company, Incorporated (Filed as Exhibit 8(a) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed on April 23, 1999);

(8)(b)(i)

Form of Participation Agreement dated February 17, 1998 by and between Goldman Sachs Variable Insurance Trust, Goldman Sachs & Co. and the Depositor (Filed as Exhibit 8(b)(i) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed on April 23, 1999);

(8)(b)(ii)

Form of Amendment No. 1 dated December 14, 1998 to Participation Agreement filed as Exhibit 8(b)(i) (Filed as Exhibit 8(b)(ii) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed on April 23, 1999);

(8)(b)(iii)

Form of Amendment No. 2 dated as of March 15, 1999 to Participation Agreement filed as Exhibit 8(b)(i) (Filed as Exhibit 8(b)(iii) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed on April 23, 1999);

(8)(c)

Form of Participation Agreement dated February 17, 1998 by and among MFS/Sun Life Services Trust, the Depositor and Massachusetts Financial Services Company (Filed as Exhibit 8(d) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed on April 23, 1999);

(8)(d)

Form of Participation Agreement dated February 17, 1998 by and among the Depositor, AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Clarendon Insurance Agency, Inc. (Filed as Exhibit 8(g) to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-82957, filed on February 3, 2000);

(8)(e)

Form of Participation Agreement dated August 18, 1999 by and among the Depositor, Sun Capital Advisers Trust and Sun Capital Advisers, Inc. (Filed as Exhibit 8(h) to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-82957, filed on February 3, 2000);

(8)(f)

Form of Participation Agreement dated April 30, 2001 by and among Rydex Variable Trust, Rydex Distributors, Inc., and Sun Life Assurance Company of Canada (U.S.). (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 File No. 333-82957, filed July 27, 2001.)

(8)(g)

Form of Participation Agreement dated April 15, 2001 by and among Sun Life Assurance Company of Canada (U.S.), INVESCO Variable Investment Funds, Inc., INVESCO Funds Group Inc., and INVESCO Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 File No. 333-82957, filed July 27, 2001.)

(8)(h)(i)

Form of Participation Agreement dated December 1, 1996 by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Funds, and Fidelity Distributors Corporation. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 File No. 333-13087, filed January 1, 1997.)

(8)(h)(ii)

Form of Amendment No. 1 dated May 1, 2001 to the Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Funds, and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 File No. 333-82957, filed July 27, 2001.)

(8)(i)

Form of Participation Agreement dated May 1, 2001 by and among Sun Life Assurance Company of Canada (U.S.), the Depositor, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 File No. 333-82957, filed July 27, 2001.)

(8)(j)	Form of Participation Agreement dated February 17, 1998 by and among Sun Life Assurance Company of Canada (U.S.), Lord Abbett Series Fund, Inc. and Lord, Abbett & Co. (To be Filed by Amendment)

(8)(k)	Form of Participation Agreement (Incorporated by reference to Exhibit 8(k) to Registrant's Registration Statement on Form N-4, File No. 333-74884, filed on December 10, 2001);

(9)	Opinion of Counsel (Incorporated by reference to Exhibit 9 to Registrant's Registration Statement on Form N-4, File No. 333-74884, filed on December 10, 2001);

(10)(a)	Consent of Independent Auditors;*

(11)	Financial Statement Schedules I and VI (Incorporated herein by reference to the Depositor's Form 10-K Annual Report for the fiscal year ended December 31, 1999, filed on March 22, 2000);

(12)	Not Applicable;

(13)

Schedule for Computation of Performance Quotations (Incorporated by reference to Exhibit 13 to Post-Effective Amendment No. 10 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed on April 29, 1998);

(14)	Not Applicable;

(15)	Powers of Attorney (Incorporated by reference from Exhibit 15 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-30844, filed on February 9, 2001);

(16)	Organizational Chart*


* Filed herewith

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and	Principal Positions and Officers
Business Address	With Depositor

Donald A. Stewart	Chairman and Director
150 King Street West
Toronto, Ontario
Canada M5H 1J9

C. James Prieur	Vice Chairman and Director
150 King Street West
Toronto, Ontario
Canada M5H 1J9

James A. McNulty, III	President and Director
One Sun Life Executive Park
Wellesley Hills, MA 02481

David D. Horn	Director
Strong Road
New Vineyard, ME 04956

Angus A. MacNaughton	Director
Genstar Investment Corporation
555 California Street, Suite 4850
San Francisco, CA 94104

S. Caesar Raboy	Director
220 Boylston Street
Boston, MA 02110

William W. Stinson	Director
Canadian Pacific Limited
1800 Bankers Hall, East Tower
855 - 2nd Street S.W.
Calgary, Alberta
Canada T2P 4ZS

James C. Baillie	Director
Torys
Suite 300, Maritime Life Tower
Toronto, Ontario MSK 1N2

James M.A. Anderson	Vice President, Investments
One Sun Life Executive Park
Wellesley Hills, MA 02481

Robin L. Camara	Vice President, Human Resources &
One Sun Life Executive Park	Administrative Services
Wellesley Hills, MA 02481

Peter F. Demuth	Vice President, Chief Strategy and
One Sun Life Executive Park	Business Development Officer
Wellesley Hills, MA 02481

Mark W. DeTora	Vice President, Individual Insurance
One Sun Life Executive Park
Wellesley Hills, MA 02481

Ronald J. Fernandes	Vice President, Retirement Products and Services
112 Worcester Street
Wellesley Hills, MA 02481

Ellen B. King	Assistant Vice President and Senior Counsel and Secretary
One Sun Life Executive Park
Wellesley Hills, MA 02481

Philip K. Polkinghorn	Vice President, Retirement Products and Services
112 Worcester Street
Wellesley Hills, MA 02481

Davey S. Scoon	Vice President, and Chief Financial and Administrative Officer & Treasurer
One Sun Life Executive Park
Wellesley Hills, MA 02481

Michael E. Shunney	Vice President, Group Insurance
One Sun Life Executive Park
Wellesley Hills, MA 02481

James R. Smith	Vice President & Chief Information Officer
One Sun Life Executive Park
Wellesley Hills, MA 02481

Robert P. Vrolyk	Vice President and Actuary
One Sun Life Executive Park
Wellesley Hills, MA 02481


Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., which is in turn a wholly-owned subsidiary of Sun Life Assurance Company of Canada.

The organization chart of Sun Life Assurance Company of Canada is filed as Exhibit 16 to this Registration Statement on Form N-4.

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None of the companies listed in such Exhibit 16 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

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Item 27. NUMBER OF CONTRACT OWNERS

None.

Item 28. INDEMNIFICATION

Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Sun Life Assurance Company of Canada (U.S.), as amended effective as of January 1, 2000 (a copy of which was filed as Exhibit 6(b) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-30844) provides for the indemnification of directors, officers and employees of Sun Life Assurance Company of Canada (U.S.).

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Assurance Company of Canada (U.S.) pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (U.S.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (U.S.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (U.S.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (U.S.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

(a) Clarendon Insurance Agency, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, G, H and I, Sun Life (N.Y.) Variable Accounts A, B and C, and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account, and Managed Sectors Variable Account.

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Name and Principal	Positions and Officers
Business Address*	with Underwriter

William P. Franca	President
Davey S. Scoon	Treasurer and Director
James M.A. Anderson	Director
Ronald J. Fernandes	Director
James A. McNulty, III	Director
George E. Maden	Secretary and Clerk
William T. Evers	Assistant Secretary and Clerk
Norton A. Goss, II	Vice President & Chief Compliance Officer
Michael L. Gentile	Vice President
John E. Coleman	Vice President
Nancy C. Atherton	Tax Officer

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* The principal business address of all directors and officers of the principal underwriter, except Messrs. Fernandes and Franca, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. The principal business address of Messrs. Fernandes and Franca is 112 Worcester Street, Wellesley Hills, MA 02481.

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(b) Inapplicable.

Item 30. LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Assurance Company of Canada (U.S.) at its offices at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 or at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Item 31. MANAGEMENT SERVICES

Not Applicable.

Item 32. UNDERTAKINGS

The Registrant hereby undertakes:
(a)

To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(b)

To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

(c)	To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

(d)

Representation with respect to Section 26(e) of the Investment Company Act of 1940: Sun Life Assurance Company of Canada (U.S.) represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.

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SIGNATURES

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As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 14th day of February, 2002.

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SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
(Registrant)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Depositor)

By: /s/ JAMES A. McNULTY, III
James A. McNulty, III
President

Attest:	/s/ SANDRA M. DaDALT
Sandra M. DaDalt
Senior Counsel

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As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor, Sun Life Assurance Company of Canada (U.S.), and on the dates indicated.

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SIGNATURE	TITLE	DATE

/s/ JAMES A. McNULTY, III	President and Director	February 14, 2002
James A. McNulty, III	(Principal Executive Officer)

/s/ DAVEY S. SCOON	Vice President, Finance and Treasurer	February 14, 2002
Davey S. Scoon	(Principal Financial and Accounting Officer)

/s/ SANDRA M. DADALT	Attorney-in-Fact for:	February 14, 2002
Sandra M. DaDalt	Donald A. Stewart, Chairman and Director
C. James Prieur, Vice Chairman and Director
James C. Baillie, Director
David D. Horn, Director
Angus A. McNaughton, Director
S. Caesar Raboy, Director
William W. Stinson, Director

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EXHIBIT INDEX

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(4)(a)	Form of Flexible Payment Combination Fixed/Variable Group Annuity Contract

(4)(c)	Form of Flexible Payment Combination Fixed/Variable Individual Annuity Contract

5(a)	Form of Application to be used with Contract

5(b)	Form of Application to be used with Certificate

(10)(a)	Consent of Independent Auditors

(16)	Organizational Chart

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